

EUROCASTLE INVESTMENT LIMITED



06019325

December 6, 2006

SUPPL

BY COURIER



SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

RE: Eurocastle Investment Limited
Submission Pursuant to Rule 12g3-2(b)(1)(iii)
File No. 82-34924

Dear Sir or Madam:

On behalf of Eurocastle Investment Limited (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the following documentation which the Company has made public pursuant to Guernsey law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

- Eurocastle Prospectus dated 1 December 2006.
- "Eurocastle Expands Its Board of Directors", release dated 23 August 2006.
- Half Year and Quarter Results for the Three Months Ended 30 June 2006.
- "Eurocastle Acquires a €500 million German Real Estate Portfolio", release dated 4 September 2006.
- "Eurocastle to Announce Third Quarter Earnings on 16 November 2006", release dated 6 November 2006.
- Interim Results for the Nine Months Ended 30 September 2006.
- "Interim Dividend of €0.29 per Share and Proposed Offering of New Shares to Raise Approximately €600 million", release dated 27 November 2006.
- "Priced 16,216,216 New Shares in Offer at €37 per New Share", release dated 30 November 2006.
- "Exercise of Over-Allotment Option for Eurocastle", release dated 1 December 2006.

Please do not hesitate to contact me (collect) at 212 479 5295 or James McDonald or Calvin Christopher of Skadden, Arps, Slate, Meagher & Flom (UK) LLP at +44 20 7519 7000 should you have any questions or require further information. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-added, stamped envelope.

Very truly yours,

Nadean Finke

Enc.



EUROCASTLE INVESTMENT LIMITED

Contact:

International Administration (Guernsey) Limited
Company Administrator
Attn: Mark Woodall
Tel: +44 1481 723450

Eurocastle Expands Its Board of Directors

Guernsey. 23 August 2006 – Eurocastle Investment Limited ("Eurocastle") (Euronext Amsterdam: ECT) is pleased to announce our three newest board members: Dr. Udo Scheffel, Dr. Simon John Thornton and Mr. Randal A. Nardone.

As Eurocastle seeks to become the leading German commercial property owner, we have expanded the board to include members with local in-depth real estate knowledge as well as continued focus on corporate governance.

Dr. Scheffel is an experienced German real estate professional with over 15 years of experience in the German property sector. Most recently, he was the chief executive officer of the Bayerische Immobilien Gruppe, a major German privately held commercial property company.

Dr. Thornton is a managing director of the Praxis Group, one of the largest independently owned financial services groups in the Channel Islands. At Praxis, he advises corporate and private clients providing fiduciary, accounting and auditing, taxation and fund administration services in the Channel Islands. Dr. Thornton joined the Praxis Group in 1992 and is a qualified chartered accountant.

Mr. Nardone is a principal and member of the management committee of Fortress Investment Group LLC, Eurocastle's external manager. Mr. Nardone oversees Fortress's structured finance and legal matters.

In addition, Mr. Edens has been appointed Chairman of the Board, replacing Mr. Paolo Bassi who will remain a director. Mr. Edens has been a director of Eurocastle since its inception in August 2003. He is currently a principal and chairman of the management committee of Fortress.

About Eurocastle
Eurocastle Investment Limited is a closed-ended investment company which invests primarily in German commercial real estate assets and real estate related debt. The Company is Euro denominated and is listed on Euronext Amsterdam under the symbol "ECT." Eurocastle is managed by Fortress Investment Group, a global alternative investment and asset management firm with over $23 billion in equity capital currently under management. For more information regarding Eurocastle Investment Limited and to be added to our email distribution list, please visit www.eurocastleinv.com.

EUROCASTLE INVESTMENTS LIMITED AND SUBSIDIARIES

FINANCIAL RESULTS FOR HALF YEAR AND QUARTER ENDED 30 JUNE 2006

Eurocastle Investment Limited is a closed-ended investment company which focuses on German commercial real estate assets. The Company is Euro denominated and is listed on Euronext Amsterdam under the symbol "ECT". Eurocastle's objective is to pay out stable and growing dividends and to deliver attractive risk-adjusted returns. Eurocastle is managed by Fortress Investment Group LLC. For more information regarding Eurocastle and to be added to our email distribution list, please visit www.eurocastleinv.com.

Half Year Highlights

- Dividends declared for the second quarter 2006 is 40 cents per share on 45.7 million shares outstanding. First quarter 2006 dividend was 30 cents per share on 45.6 million shares outstanding
- Committed to purchase or entered into exclusive negotiations to purchase an additional €840 million of real estate assets towards Eurocastle's 2006 target of €1 billion in new acquisitions. Approximately €46 million of the €840 million was funded in the second quarter 2006
- Increased real estate investment portfolio to €2.8 billion
  - Completed the acquisition of a €2 billion German property portfolio from Dresdner Bank in February 2006, via the acquisition of Dresdner Grund-Fonds
  - Funded €14.5 million in the second quarter which completes the acquisition of a €107 million retail property portfolio yielding approximately 7%, which began in the fourth quarter 2005
- Raised net proceeds of €524 million of new equity capital, helping to more than triple equity book value from year end 2005 to €935.9 million, or an increase of 66% to €20.49 on a per share basis
- Increase in net asset value includes revaluation gains of €77.3 million, which are included in operating income for the half year.
- Increased occupancy of property portfolios
  - Deutsche Bank portfolio current occupancy rate of 78.2% at quarter end, up from 74.6% at 2005 year end
  - Dresdner Bank portfolio increased occupancy to 81.4% at 30 June 2006, up from 80.7% at time of acquisition

Key Performance Indicators

Second Quarter 2006

- Net profit after tax of €13.7 million for the second quarter 2006, increased from €6.8 million for the second quarter 2005, an increase of 103%
- Earnings per ordinary share of €0.30, or €0.29 per diluted share, for the second quarter 2006 compared to €0.36 per ordinary share, or €0.35 per diluted share, for the second quarter 2005
- Funds from operations ("FFO", see Key Financial Information) increased by 189% to €18.0 million for the second quarter 2006 from €6.2 million for the second quarter 2005
- FFO of €0.40 per ordinary share, or €0.38 per diluted share
- FFO return on average invested capital* was 8.9% for the second quarter 2006

First Half 2006

- Net profit after tax of €106.6 million for the first half 2006, increased from €13.2 million for the first half 2005, an increase of 707%
- Earnings per ordinary share of €2.56, or €2.46 per diluted share, for the first half 2006 compared to €0.71 per share, or €0.69 per diluted share, for the first half 2005
- Funds from operations ("FFO", see Key Financial Information) increased by 151% to €31.9 million for the first half 2006 from €12.7 million for the first half 2005
- FFO of €0.77 per ordinary share, or €0.74 per diluted share
- FFO return on average invested capital* was 8.9% for the first half 2006

* Invested capital represents capital and reserves less hedging reserves and net unrealised gains on available-for-sale securities, real estate fund units and investment properties (net of attributable deferred taxation).

Conference Call

Management will conduct a conference call today, 23 August 2006 to review the Company's financial results for the half year and quarter ended 30 June 2006. The conference call is scheduled for 3 P.M. London time (10 A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialing +1-866-323-3742 (from within the U.S.) or +1-706-643-0550 (from outside of the U.S.) ten minutes prior to the scheduled start of the call; please reference "Eurocastle Second Quarter Earnings Call."

A webcast of the conference call will be available to the public on a listen-only basis at www.eurocastleinv.com. Please allow extra time prior to the call to visit the site and download the necessary software required to listen to the internet broadcast. A replay of the webcast will be available for three months following the call.

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on Wednesday, 30 August 2006 by dialing +1-800-642-1687 (from within the U.S.) or +1-706-645-9291 (from outside of the U.S.); please reference access code "4508124."

Key Financial Information

FUNDS FROM OPERATIONS ("FFO") (Unaudited)

(in €'000, except per share data)	Six Months Ended 30 June 2006	Six Months Ended 30 June 2005	Three Months Ended 30 June 2006	Three Months Ended 30 June 2005
Reconciliation of FFO to net profit after taxation				
Net profit after taxation	106,606	13,215	13,705	6,760
Increase in fair value of investment properties	(77,296)	(513)	(61)	(513)
Decrease in fair value of real estate fund units	2,351	-	4,374	-
Deferred tax charge on investment properties	260	-	26	-
Funds from operations (FFO)	31,921	12,702	18,044	6,247
FFO per weighted average basic share	0.77	0.69	0.40	0.34
FFO per weighted average diluted share	0.74	0.66	0.38	0.32

FFO is an appropriate measure of the underlying operating performance of real estate companies because it provides investors with information regarding our ability to service debt and make capital expenditures. Furthermore, FFO is used to compute incentive compensation to the manager. FFO, as defined by Eurocastle, represents net profit after taxation (computed in accordance with IFRS), excluding changes in the fair value of investment properties net of attributable deferred taxation and mark to market fluctuations in real estate fund units. The Group considers gains and losses on resolution of its investments to be a normal part of its recurring operations and therefore does not exclude such gains and losses when arriving at FFO. FFO does not represent cash generated from operating activities in accordance with IFRS and therefore should not be considered an alternative to cash flow as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs. Eurocastle's calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

INCOME STATEMENT DATA (Unaudited)

(in €'000, except per share data)	Six Months Ended 30 June 2006	Six Months Ended 30 June 2005	Three Months Ended 30 June 2006	Three Months Ended 30 June 2005
Interest income	43,347	30,437	22,928	15,728
Rental income	63,108	12,655	39,300	6,306
Real estate fund unit interest income	9,595	-	4,865	-
Increase/(decrease) in fair value of investment properties and real estate fund units	74,945	513	(4,313)	513
Interest expense	62,801	25,495	36,258	13,103
Other income/(expenses)	(21,139)	(4,608)	(12,714)	(2,540)
Net profit before taxes	107,055	13,502	13,808	6,904
Net profit after taxation	106,606	13,215	13,705	6,760
Earnings per weighted average basic share	2.56	0.71	0.30	0.36
Earnings per weighted average diluted share	2.46	0.69	0.29	0.35

BALANCE SHEET DATA

(in €'000, except per share data)	Unaudited As of 30 June 2006	As of 31 December 2005
Cash and cash equivalents	43,037	13,640
Restricted cash and short term investments	44,816	-
Asset backed securities (includes cash to be invested and securities pledged under repurchase agreements)	1,500,785	1,452,547
Real estate loans (includes loans pledged under repurchase agreements)	81,809	92,649
Real estate fund units	187,274	189,591
Investment property	2,648,478	463,540
Total assets	4,567,173	2,273,980
Debt obligations	3,631,263	1,916,189
Shareholders' equity	935,908	298,866
Book value per ordinary share	20.49	12.34

	Quarter Ended 30 June 2006	Quarter Ended 30 June 2005	Six Months Ended 30 June 2006	Six Months Ended 30 June 2005
Weighted Average Ordinary Shares Outstanding				
Basic	45,624,059	18,529,515	41,656,560	18,529,515
Diluted	47,368,788	19,253,965	43,327,,351	19,253,965
Ordinary Shares Outstanding	45,681,245	24,209,670	45,681,245	24,209,670

Second Quarter 2006 Dividend

Eurocastle aims to pay out substantially all of its earnings in the form of quarterly dividends to shareholders. The Board of Directors has declared a quarterly cash dividend of €0.40 per share for the quarter ended 30 June 2006. The €0.40 per share dividend is payable on 8 September 2006 to holders on record of Eurocastle's shares on 23 August 2006.

Portfolio Review

The first half of 2006 was a very successful one for Eurocastle. The management team in Germany continued to make good progress in leasing up the Deutsche Bank portfolio and increased the occupancy from 74.6% at year end 2005 to currently 78.2%. In a short period of time, Eurocastle has successfully integrated the portfolio acquired from Dresdner Bank and has already increased the occupancy from 80.7% to 81.4%.

Eurocastle's dedicated real estate acquisition team has also been very active and the Company is well under way to achieve the acquisition target of €1 billion in 2006. Eurocastle has committed to purchase or entered into exclusive negotiations to purchase €840 million of real estate assets towards Eurocastle's 2006 target of €1 billion in new acquisitions. Approximately €46 million of the €840 million was funded in the second quarter 2006.

Real Estate Investment Portfolio

As of 30 June 2006, Eurocastle owned an approximate €2.8 billion portfolio of real estate investments, comprising investment properties of €2.6 billion (including unrealised fair value gains of €77.3 million for the first half 2006) and real estate fund units of €187.3 million (including unrealised fair value losses of €2.4 million for the first half 2006). Real estate investments accounted for 85% of Eurocastle's total invested equity.

Overview Real Estate Investment Portfolio

	Unaudited As of 30 June 2006	As of 31 December 2005
Investment properties at fair value		
Thereof		
Drive*	2,068,040	-
Wave*	323,943	322,352
Retail*	256,495	141,188
Real estate fund units	187,274	189,591
Total investment in real estate investments	2,835,752	653,131
Weighted average asset yield	5.86%	7.69%
Weighted average liability cost	4.35%	4.84%
Weighted average net spread	1.51%	2.85%

*Investment property portfolios defined on page 18

Investment Properties

Drive Portfolio

The Drive portfolio is Eurocastle's €2.1 billion German property portfolio purchased from Dresdner Bank, via the acquisition of Dresdner Grund-Fonds. The portfolio is composed of 303 German commercial real estate properties or approximately 840,000 square meters of lettable space. Dresdner Bank represents approximately 80% of rental income and the average lease is approximately 7.0 years with an average occupancy of 81.4%, up from 80.7% at the time of acquisition.

Wave Portfolio

The Wave portfolio consists of 96 properties or approximately 295,000 square meters primarily of office space, which is leased mainly to Deutsche Bank for an average remaining life of 5.0 years with occupancy of 78.2% at quarter end, up from 74.6% at 31 December 2005.

Retail Portfolio

As of 30 June 2006, Eurocastle owned 103 recently developed German retail properties located throughout Germany. The properties were purchased for an aggregate purchase price of €255 million representing approximately 197,000 square meters of lettable space. The space is leased to leading German retailers with occupancy of 99.9% for an average lease term of approximately 10.0 years.

Acquisitions

In the first half of 2006, Eurocastle substantially increased its real estate portfolio to €2.8 billion. In February 2006, the Company completed the acquisition of a €2 billion German property portfolio from Dresdner Bank via the acquisition of Dresdner Grund-Fonds. Furthermore, Eurocastle funded €14.5 million in the second quarter which completes the acquisition of the €107 million retail property portfolio yielding approximately 7%, which began in December 2005.

In addition, the Company has committed to purchase or entered into exclusive negotiations to purchase €840 million of real estate assets towards Eurocastle's 2006 target of €1 billion in new acquisitions. Approximately €46 million of the €840 million was funded in the second quarter 2006.

Real Estate Fund Units

As of 30 June 2006, Eurocastle had a total interest of €187 million (including cumulative unrealised fair value gains of €5.7 million since acquisition) in a real estate investment fund that owns a portfolio of approximately 400 Italian properties. The properties are let to Italian government agencies. The original term of the Lease Agreement is 9 years (7.5 years remaining), with an extension option for a further 9 years. The properties are 100% occupied.

Debt Investment Portfolio

Overview of Real Estate and Other ABS Securities and Real Estate Loans

	Unaudited As of 30 June 2006	As of 31 December 2005
Total debt investments (excluding restricted cash)	1,560,918	1,537,945
Weighted average asset margin (above Euribor)	1.87%*	1.88%
Weighted average liability spread	0.54%*	0.53%
Weighted average net spread	1.33%	1.35%
Weighted average credit rating	BBB	BBB+
Percentage investment grade of securities portfolio	81%	87%
Number of securities and loans	136	127

* Includes assets and liabilities referenced under total return swaps

Portfolio

As of 30 June 2006, Eurocastle's total debt investment portfolio of approximately €1.6 billion represented 15% of the Company's total equity. The debt portfolio included €705 million of CMBS, €774 million of other asset backed securities (including €353 million of RMBS) and €82 million of loans. The debt investment portfolio is well diversified with 136 securities and loans and an average life of approximately 4.15 years; approximately 97% of the portfolio comprises floating-rate securities. The portfolio is geographically diversified with direct exposures of 45% in the UK, 19% in Italy, 15% in Germany, 8% Pan European and 5% in France. The average credit quality of the securities portfolio is BBB and approximately 81% of the securities are rated investment grade. The portfolio's weighted average credit spread was approximately 1.87% as of 30 June 2006.

Eurocastle's debt investment portfolio has continued to perform well. As of 30 June 2006, none of the Company's securities or loans had defaulted, and there have been no principal losses to date. Within Eurocastle's debt investment portfolio, the company continues to seek investments that will generate superior risk-adjusted returns with a long-term objective of capital preservation and earnings stability in varying interest rate and credit cycles.

Acquisitions

In the first half 2006, Eurocastle purchased approximately €221.8 million of real estate related securities. The securities purchased during the first half had an average credit rating of BBB- and an average credit spread above Euribor of 1.83%.

After allowing for sales of securities and principal redemptions, the net increase in face amount of real estate related securities and real estate related loans during the first half was €27.9 million, maintaining the amount of these at approximately €1.6 billion at 30 June 2006.

Financing

Debt Financing

During the first half, Eurocastle entered into €1.525 billion 7-year fixed interest term loans to finance the Dresdner Bank portfolio acquisition at an all-in cost of 4.16%. The Company also utilized a further €55 million of an €85 million 10-year fixed rate term facility to finance the purchase of the 21 additional retail properties. The amount drawn on the facility has an all-in finance cost of 4.97%. The Company raised additional financing to fund the purchase of 21 properties, utilising €35 million of a €120 million 10-year fixed rate term facility at an all-in financing cost of 4.91%.

Eurocastle continues to finance its real estate investment portfolio with fixed rate term loans, which has substantially eliminated exposure to increased interest rates. This is consistent with our objective of locking in the spread between the yield on our investments and the cost of financing those investments.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements. Such forward-looking statements relate to, among other things, the operating performance of our investments and financing needs. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "endeavour," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue" or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of future plans or strategies is limited. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance may differ materially from those set forth in the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results.

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

REPORT ON REVIEW OF INTERIM FINANICAL INFORMATION

Introduction

We have reviewed the accompanying consolidated balance sheet of Eurocastle Investment Limited and its subsidiaries, as of 30 June 2006 and the related consolidated income statement, statement of changes in equity and statement of cash flows for the six-month period then ended, and summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and presentation of this interim financial information in accordance with International Financial Reporting Standards ("IFRS"). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with International Financial Reporting Standards ("IFRS").

Ernst and Young LLP
London
22nd August 2006

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

	Notes	Unaudited Six Months Ended 30 June 2006 €'000	Unaudited Six Months Ended 30 June 2005 €'000	Unaudited Three Months Ended 30 June 2006 €'000	Unaudited Three Months Ended 30 June 2005 €'000
Operating Income					
Interest income	3	43,347	30,437	22,928	15,728
Rental income	4	63,108	12,655	39,300	6,306
Real estate fund unit interest income		9,595	-	4,865	-
Realised gain on disposal of available-for-sale securities		289	1,853	8	932
Increase in fair value of investment properties		77,296	513	61	513
Decrease in fair value of real estate fund unit		(2,351)	-	(4,374)	-
Decrease in fair value of total return swap		(103)	-	(143)	-
Total operating income		**191,181**	**45,458**	**62,645**	**23,479**
Operating Expenses					
Interest expense	5	62,801	25,495	36,258	13,103
Losses on foreign currency contracts/currency translation		967	1,159	485	993
Property expenses		8,435	1,202	5,451	1,096
Other operating expenses	6	11,923	4,100	6,643	1,383
Total operating expenses		**84,126**	**31,956**	**48,837**	**16,575**
Operating Profit before Taxation		**107,055**	**13,502**	**13,808**	**6,904**
Taxation expense - current	7	189	287	77	144
Taxation expense - deferred	7	260	-	26	-
Net Profit after Taxation		**106,606**	**13,215**	**13,705**	**6,760**
Earnings Per Ordinary Share					
Basic	19	2.56	0.71	0.30	0.36
Diluted	19	2.46	0.69	0.29	0.35
Weighted Average Ordinary Shares Outstanding					
Basic	19	41,656,560	18,529,515	45,624,059	18,529,515
Diluted	19	43,327,351	19,253,965	47,368,788	19,253,965

See notes to the consolidated financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	Notes	Unaudited 30 June 2006 €'000	31 December 2005 €'000
Assets			
Cash and cash equivalents		43.037	13,640
Restricted cash	8	4,389	-
Restricted short term investments	8	40.427	-
Asset backed securities, available-for-sale (includes cash to be invested)	9	1,450,534	1,342,638
Asset backed securities pledged under repurchase agreements	9	50,251	109,909
Real estate related loans	10	81.809	92,649
Real estate fund units	12	187,274	189,591
Investment property	13	2,648,478	463,540
Intangible assets	14	659	542
Other assets	11	60,315	61,471
Total assets		**4,567,173**	**2,273,980**
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 45,681,245 shares issued and outstanding at 30 June 2006	20	804,329	286,801
Net unrealised gain on available-for-sale securities	8,9	698	4,703
Hedging reserve	21	20,535	(12,100)
Accumulated profit		102.409	18,442
Other reserves	20	7,937	1,020
Total equity		**935,908**	**298,866**
Minority Interests		2	2
Liabilities			
CDO bonds payable	15	976,528	977,485
Bank borrowings	16	2,492,859	835,162
Repurchase agreements	17	46.899	103,542
Taxation payable	7	2,727	2,278
Trade and other payables	18	112.250	56,645
Total liabilities		**3,631,263**	**1,975,112**
Total equity and liabilities		**4,567,173**	**2,273,980**

See notes to the consolidated financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Unaudited Six Months Ended 30 June 2006 €'000	Unaudited Six Months Ended 30 June 2005 €'000
Cash Flows From Operating Activities		
Net profit before taxation	107,055	13,502
Adjustments for:		
Unrealised gain/(loss) on foreign currency contracts	967	(76)
Accretion of discounts on securities	(291)	(2,854)
Amortisation of borrowing costs	1,804	525
Realised gain on disposal of available-for-sale securities	(289)	(1,853)
Shares granted to directors	172	27
Amortisation of intangible assets	61	-
Revaluation (gain)/loss of real estate fund units	2,351	-
Revaluation (gain) of investment properties	(77,296)	(513)
Revaluation (gain) of total return swap	(40)	-
Net change in operating assets and liabilities:		
(Increase) in restricted short-term investments	(40,427)	-
(Increase)/decrease in restricted cash	(4,389)	1,043
Decrease/(increase) in other assets	15,486	(3,896)
Increase in trade and other payables	67,399	27,441
Net cash flows from operating activities	**72,563**	**33,346**
Cash Flows From Investing Activities		
Purchase of investment property	(2,107,642)	(424)
Net movement of available-for-sale securities	(114,263)	(220,898)
Net movement of securities pledged under repurchase Agreements	60,185	-
Net movement of real estate related loans	10,840	-
Additions to real estate fund units	(34)	-
Purchase of intangible assets	(178)	-
Net cash flows used in investing activities	**(2,151,092)**	**(221,322)**
Cash Flows From Financing Activities		
Proceeds of issuance of ordinary shares	535,401	99,015
Costs related to issuance of ordinary shares	(11,128)	(3,998)
Proceeds from issuance of bonds	-	445,943
Costs related to issuance of bonds	-	(4,523)
Borrowings under repurchase agreements	(56,643)	106,188
Repayments under warehouse borrowing facility	-	(350,843)
Net movement of bank borrowings	1,662,935	(14,261)
Dividends paid to shareholders	(22,639)	(12,188)
Net Cash Flows from Financing Activities	**2,107,926**	**265,333**
Net Increase in Cash and Cash Equivalents	**29,397**	**77,357**
Cash and Cash Equivalents, Beginning of Period	**13,640**	**10,293**
Cash and Cash Equivalents, End of Period	**43,037**	**87,650**

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Ordinary Shares (Adjusted for Share Consolidation)	Share Capital €'000	Other Reserves €'000	Net Unrealised Gains/ (Losses) €'000	Hedging Reserves €'000	Accumulated Profit (Loss) €'000	Total Equity €'000
At 1 January 2005	18,463,670	192,309	400	6,604	713	6,394	206,420
Net unrealised gain on available-for-sale securities	-	-	-	4,038	-	-	4,038
Issuance of shares – June 2005	5,740,000	99,015	-	-	-	-	99,015
Costs related to issue of shares – June 2005	-	(3,998)	-	-	-	-	(3,998)
Issuance of ordinary shares to directors	6,000	108	-	-	-	-	108
Realised gains reclassified to the income statement	-	-	-	2	-	-	2
Realised losses reclassified to the income statement	-	-	-	(1,392)	-	-	(1,392)
Net unrealised loss on hedge instruments	-	-	-	-	(6,892)	-	(6,892)
Costs related to issue of options on follow on share issue	-	(620)	620	-	-	-	-
Net gains/(losses) not recognised in the income statement	-	-	1,020	9,252	(6,179)	-	4,093
Net profit for the six months	-	-	-	-	-	13,215	13,215
Total Movement for the Period	-	-	-	2,648	(6,892)	13,215	8,970
Dividends paid	-	-	-	-	-	(18,652)	(18,652)
At 30 June 2005 (Unaudited)	24,209,670	286,814	1,020	9,252	(6,179)	957	291,864

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (cont'd)

	Ordinary Shares (Adjusted for Share Consolidation)	Share Capital €'000	Other Reserves €'000	Net Unrealised Gains/ (Losses) €'000	Hedging Reserves €'000	Accumulated Profit (Loss) €'000	Total Equity €'000
At 1 July 2005	**24,209,670**	**286,814**	**1,020**	**9,252**	**(6,179)**	**957**	**291,864**
Net unrealised (loss) on available-for-sale securities	-	-	-	(3,827)	-	-	(3,827)
Costs related to issue of shares – June 2005	-	(13)	-	-	-	-	(13)
Realised losses reclassified to the income statement	-	-	-	(722)	-	-	(722)
Net unrealised loss on hedge instruments	-	-	-	-	(5,921)	-	(5,921)
Net Gains/(Losses) Not Recognised in the Income Statement	-	-	1,020	4,703	(12,100)	-	(6,377)
Net profit for the period	-	-	-	-	-	26,443	26,443
Total Movement for the Year	-	-	-	(4,549)	(5,921)	26,443	15,973
Dividends paid	-	-	-	-	-	(8,958)	(8,958)
At 31 December 2005	24,209,670	286,801	1,020	4,703	(12,100)	18,442	298,866

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (cont'd)

	Ordinary Shares (Adjusted for Share Consolidation)	Share Capital €'000	Other Reserves €'000	Net Unrealised Gains/ (Losses) €'000	Hedging Reserves €'000	Accumulated Profit (Loss) €'000	Total Equity €'000
At 1 January 2006	24,209,670	286,801	1,020	4,703	(12,100)	18,442	298,866
Net unrealised loss on available-for-sale securities	-	-	-	(4,034)	-	-	(4,034)
Issuance of shares – January 2006	21,394,429	534,690	-	-	-	-	534,690
Costs related to issue of shares – January 2006	-	(11,128)	-	-	-	-	(11,128)
Issuance of ordinary shares to directors	6,000	172	-	-	-	-	172
Share options exercised – June 2006	71,146	711	-	-	-	-	711
Realised losses reclassified to the income statement	-	-	-	29	-	-	29
Net unrealised gain on hedge instruments	-	-	-	-	32,635	-	32,635
Cost related to issue of options on follow on share issue	-	(6,917)	6,917	-	-	-	-
Net Gains Not Recognised in the Income Statement	-	-	7,937	698	20,535	-	29,170
Net profit for the six months	-	-	-	-	-	106,606	606,606
Total Movement for the Period	-	-	6,917	(4,005)	32,635	106,606	142,175
Dividends paid	-	-	-	-	-	(22,639)	(22,639)
At 30 June 2006 (Unaudited)	**45,681,245**	**804,329**	**7,937**	**698**	**20,535**	**102,409**	**935,908**

1. BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. Eurocastle Investment Limited is a Euro denominated Guernsey closed-end investment company listed on Euronext Amsterdam (formerly listed on the London Stock Exchange). The activities of the Company include the investing in, financing and managing of European real estate assets and European real estate related debt.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation, as described in the Management Agreement. The Company has no ownership interest in the Manager.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements are prepared in accordance with IAS 34 "Interim Financial Statements." The interim financial statements have been prepared under the same accounting principles and methods of computation as in the financial statements as at 31 December 2005 and for the year then ended. The consolidated financial statements are presented in euros, the functional currency of the Group, because the Group conducts its business predominantly in euros.

Basis of Preparation

The consolidated financial statements are prepared on a fair value basis for derivative financial instruments, investment property, financial assets and liabilities held for trading, and available-for-sale assets. Other financial assets and liabilities and non-financial assets and liabilities are stated at amortised or historical cost.

The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

Where such judgements are made they are indicated within the accounting policies below.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the six months ended 30 June 2006. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred from the Group.

At 30 June 2006, the Group's subsidiaries consisted of a number of subsidiaries in Ireland, Luxembourg and Germany.

Eurocastle Funding Limited ("EFL"), Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II"), Eurocastle CDO III PLC ("CDO III") and Eurocastle CDO IV PLC ("CDO IV") are all limited companies incorporated in Ireland. The ordinary share capital of these vehicles is held by outside parties and the Company has no voting rights. In accordance with the Standing Interpretations Committee Interpretation 12 Consolidation – Special Purpose Entities, the Group consolidates EFL, CDO I, CDO II, CDO III, CDO IV as it retains control over these entities and retains the residual risks of ownership of these entities.

Eurocastle owns either directly or indirectly a 100% equity interest in a number of significant operating subsidiaries in Luxembourg, Germany and Ireland, as disclosed in Note 26, which are consolidated into these financial statements

Eurocastle's investment in real estate fund units are held by Finial Sàrl ("FIP"), a Luxembourg limited company, which is 100% owned by Luxgate Sàrl.

Financial Instruments

Classification
Financial assets and liabilities measured at fair value through the profit and loss account are principally those instruments that the Group holds for the purpose of short-term profit taking. These include total return swaps, real estate fund units, interest rate swaps and forward foreign exchange contracts that are not designated as effective hedging instruments.

Available-for-sale assets and restricted short term investments are financial assets that are not classified as instruments held at fair value through the profit & loss account, loans and advances, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities.

Recognition

The Group recognises financial assets that are classified as held at fair value through the profit & loss account and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in the fair value of the assets are recognised.

A financial liability is recognised on the date the Group becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at fair value plus, in the case of a financial asset or liability not measured at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Subsequent to initial recognition all instruments that are classified as held at fair value through the profit and loss account and available for sale assets are carried at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is calculated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, expected future cash flows are based on our manager's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is calculated at the amount that the Group would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of instruments that are classified as held at fair value through the profit & loss account are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of) or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition

A financial asset is derecognised when the Group loses control over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is extinguished, that is when the obligation specified in the contract is discharged or cancelled, or expires.

Assets held for trading and available-for-sale assets that are sold are derecognised and corresponding receivables from the buyer for the payment are recognised as of the date the Group commits to sell the assets. The Group uses the specific identification method to determine the gain or loss on derecognition.

Impairment

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the calculated future cash flows of the financial asset or group of financial assets that can be reliably measured.

In the case of financial assets classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement.

Subsequent increases in the fair values of both debt instruments classified as available-for-sale and financial assets measured at amortised cost, which can be objectively related to an event occurring after previous impairment losses have been recognised in the income statement, are recorded in the income statement. Such reversals are then taken through the income statement only to the extent previous impairment losses have been taken through the income statement.

Hedge accounting

Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value.

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on re-measurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged items affect the net profit and loss.

Repurchase Agreements

Securities and real estate loans subject to repurchase agreements are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral. The counterparty liabilities have been classified as repurchase agreements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, as well as cash held by the trustees of CDO I, II and III securitisations as a reserve for future trustee expenses. In addition, restricted cash comprises cash held as part of the minimum liquidity requirement for the Dresdner Grund-Fonds. As such, these funds are not available for use by the Group.

Investment Properties

Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property.

Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise.

Investment properties are derecognised when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the year of retirement or disposal.

Tenant improvements and leasing commissions incurred at the commencement of the lease are capitalised, and amortised on a straight-line basis over the life of the lease.

The value of investment property incorporates 27 properties which are considered finance leases or operating leases. As the Group has assumed substantially all the risks and rewards associated with these assets, these have been treated as investment property under IAS 17 and IAS 40 respectively. These properties have been recognised at fair value in the same manner as freehold property. An associated liability representing the present value of lease payments to the freehold owner has been included in Trade and Other Payables on the balance sheet.

Finance Leases

The determination of whether an arrangement is, or contains a finance lease, is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and the reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the income statement as they arise.

Real Estate Fund Units

Real estate fund units are recorded at fair value in the consolidated balance sheet, with any change in fair value recognised in the consolidated income statement. The interest income is recognised in the income statement as it accrues, taking into account the effective yield of the real estate fund units.

Intangible Assets

Software development costs are capitalised when they meet certain criteria relating to identifiability, it is probable that future economic benefits will flow to the enterprise, and the cost can be measured reliably. These software costs are recognised in profit and loss through amortisation of the capitalised software costs on a straight line basis over their expected useful life of 5 years.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Group's repurchase agreements, are initially recognised at fair value, being the fair value of consideration received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Minority Interests

Minority interests represent interests held by outside parties in the Group's consolidated subsidiaries.

Revenue Recognition

The company considers revenue to comprise interest income and rental income as its principal business is investing in, financing and management of European real estate and other asset backed securities and other real estate related assets.

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income on freehold and finance lease investment property is recognised on an accruals basis. Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease term. Incentives given to enter into lease agreements are spread evenly over the lease term as a reduction of rental expense, even if the payments are not made on such a basis.

Income Tax

The Company is a Guernsey, Channel Islands limited company and is not subject to taxation. The company's subsidiaries, EFL, CDO I, CDO II, CDO III and CDO IV are Irish registered companies and are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Group's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from their investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The taxation accrual for the six months ended 30 June 2006 relates to these subsidiaries.

The German subsidiaries Bastion, Belfry and Truss are also subject to German income tax on rental income net of interest and other expense deductions. No taxable income has been generated in these entities and therefore no tax accrual has been made for the period ended 30 June 2006.

The Group's investment in the underlying properties in relation to the Drive portfolio and the Real Estate Fund Units is by way of units in an open-ended real estate fund. No corporation tax is due on income generated from its investment in these units.

Deferred Taxation

Deferred income tax is provided in full, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred income tax is recognised for all temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements, with the following exceptions:

- where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;
- in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and
- deferred income tax assets are recognised only to the extent that it is probable that taxable profit will be available against which deductible temporary differences, carried forward tax credits or tax losses can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Foreign Currency Translation

The functional and presentation currency of the Group and its subsidiaries is the euro. Transactions in foreign currencies are initially recorded in the functional currency rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Share-Based Payments

Share-based payments are accounted for based on their fair value on grant date. The fair value is calculated by reference to an option pricing model. The fair value of the share options granted in relation to capital raises has been fully recognised (vested) on the date of grant as a cost relating to the issue of shares with a corresponding increase to other reserves.

Share options granted to directors is recognised in the profit & loss over the period that the services are received.

International Financial Reporting Standards to be adopted in 2007 and later

IAS 1 Amendment – Presentation of Financial Statements: Capital Disclosures and *IFRS 7 Financial Instruments: Disclosures*

Upon adoption of IAS 1 Amendments and IFRS 7, the Group will have to disclose additional information about its policies and processes for managing capital, as well as financial instruments, their significance and the nature and extent of risks that they give rise to. More specifically the Group will need to disclose the fair value of its financial instruments and its risk exposure in greater details. There will be no effect on reported income or net assets.

3. INTEREST INCOME

Interest income for the three and six months ended 30 June 2006 of €22.9 million and €43.3 million respectively (30 June 2005: €15.7 million and €30.4 million) is primarily interest income earned on the Asset backed securities available-for-sale and Asset backed securities pledged under repurchase agreements.

4. RENTAL INCOME

Rental income for the three and six months ended 30 June 2006 of €39.3 million and €63.1 million respectively (30 June 2005: €6.3 million and 12.7 million) represents rental income earned on investment properties.

5. INTEREST EXPENSES

Interest expense for the three and six months ended 30 June 2006 of €36.3 million and €62.8 million respectively (30 June 2005: €13.1 million and €25.5 million) comprises interest expense incurred on the CDO bonds payable, bank borrowings and repurchase agreements.

6. OTHER OPERATING EXPENSES

	Six Months Ended 30 June 2006 €'000	Six Months Ended 30 June 2005 €'000	Three Months Ended 30 June 2006 €'000	Three Months Ended 30 June 2005 €'000
Professional fees	3,408	795	1,712	339
Management fees	5,419	1,449	3,035	(26)
Incentive fees	784	1,456	477	1,456
Amortisation	61	-	28	-
Other	2,251	400	1,391	(386)
	11,923	**4,100**	**6,643**	**1,383**

7. TAXATION EXPENSE

	Six months ended 30 June 2006 €'000	Six months ended 30 June 2005 €'000	Three Months Ended 30 June 2006 €'000	Three Months Ended 30 June 2005 €'000
Current tax				
Germany	-	287	(21)	144
Luxembourg	189	-	98	-
Total	**189**	**287**	**77**	**144**
Deferred tax				
Germany	260	-	26	-
Total Deferred Tax	**260**	**-**	**26**	**-**
Total Tax Charge	**449**	**287**	**103**	**144**

Reconciliation of the total tax charge

The tax expense in the Income Statement for the year is higher than the standard rate of corporation tax in Guernsey of 0%. The difference is reconciled below:

	Six Months Ended 30 June 2006 €'000	Six Months Ended 30 June 2005 €'000	Three Months Ended 30 June 2006 €'000	Three Months Ended 30 June 2005 €'000
Profit on ordinary activities before taxation	107,055	13,502	13,808	6,904
Profit on ordinary activities based on Guernsey tax of 0%	-	-	-	-
Overseas taxation	189	287	77	144
Total Tax Charge Reported in the Income Statement	**189**	**287**	**77**	**144**

Analysis of Deferred Tax

	Six months ended 30 June 2006 €'000	Six months ended 30 June 2005 €'000	Three Months Ended 30 June 2006 €'000	Three Months Ended 30 June 2005 €'000
Tax losses carried forward	(204)	-	(12)	-
Short term timing differences				
Loan expense	(29)	-	16	-
Long term timing differences				
Accelerated capital allowance	488	-	(65)	-
Revaluation of investment properties	-	-	80	-
Other	5	-	7	-
Deferred Tax Liability	**260**	**-**	**26**	**-**

Movement in Taxation Payable

	30 June 2006 €'000	31 December 2005 €'000
Opening tax payable	2,278	-
Tax paid	-	-
Tax expense for the period	449	2,278
Closing taxation payable	**2,727**	**2,278**

The taxation expense for the 6 months ended 30 June 2006 relates to the Group's Luxembourg and German subsidiary companies as described in Note 2. The German tax charge is based on German tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The Luxembourg tax charge is based on Luxembourg tax on a small amount of net interest which is attributable to shareholder loans and other debt instruments used within each of the structures supporting the different investment property portfolios.

8. RESTRICTED SHORT TERM INVESTMENTS OR CASH

There is a minimum liquidity requirement of 5% of the value of Dresdner Grund-Fonds, the subsidiary through which the Drive portfolio is held, in accordance with German Investment Companies Act requirements.

	Six Months Ended 30 June 2006 €'000	Year to 31 December 2005 €'000
At 1 January 2006	-	-
Purchase of restricted short term investments	40,795	-
Unrealised losses on restricted short term investments	(368)	-
At 30 June 2006	40,427	-
Restricted cash	4,389	-

9. AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Group's available-for-sale securities at 30 June 2006.

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Portfolio I									
CMBS	151,009	150,827	1,010	(8)	151,829	BBB	4.57%	1.75%	3.42
Other ABS	250,557	251,284	1,589	(469)	252,404	BBB	4.79%	1.92%	4.02
	401,566	402,111	2,599	(477)	404,233	BBB	4.71%	1.85%	3.79
Portfolio II									
CMBS	131,839	132,242	-	(392)	131,850	BBB	4.42%	1.51%	4.81
Other ABS	143,937	144,274	388	(528)	144,134	BBB	4.30%	1.33%	4.28
	275,776	276,516	388	(920)	275,984	BBB	4.36%	1.42%	4.54
Portfolio III									
CMBS	176,102	176,485	570	(235)	176,820	BBB-	4.85%	1.93%	4.83
Other ABS	204,601	204,812	499	(183)	205,128	BBB	4.43%	1.50%	3.83
	380,703	381,297	1,069	(418)	381,948	BBB	4.62%	1.70%	4.29
Portfolio IV									
CMBS	240,602	239,654	312	(1,297)	238,669	BBB	4.59%	1.96%	5.70
Other ABS	128,700	128,746	88	(811)	128,023	BBB-	4.49%	1.60%	5.12
	369,302	368,400	400	(2,108)	366,692	BBB	4.55%	1.83%	5.50
Total Portfolio	**1,427,347**	**1,428,324**	**4,456**	**(3,923)**	**1,428,857**	**BBB**	**4.58%**	**1.72%**	**4.51**
Other Securities									
CMBS	5,780	5,486	294	(29)	5,751	BBB	4.47%	1.50%	6.47
Other ABS	44,500	44,232	268	-	44,500	AAA	4.14%	0.90%	1.24
	50,280	**49,718**	**562**	**(29)**	**50,251**	AA+	**4.18%**	**0.97%**	**1.84**
	1,477,627	**1,478,042**	**5,018**	**(3,952)**	**1,479,108**	**BBB**	**4.56%**	**1.70%**	**4.42**
Restricted Cash – Cash to be Invested					**21,677**				
Total Asset Backed Securities (Including Cash to be Invested)					**1,500,785**				

CMBS – Commercial Mortgage Backed Securities
Other ABS – Other Asset Backed Securities

The securities within Portfolio I, II and III are encumbered by CDO securitisations (Note 15).

The following is a summary of the Group's available-for-sale securities at 31 December 2005.

			Gross Unrealised			Weighted Average			
	Current Face Amount	**Amortised Cost Basis**	**Gains**	**Losses**	**Carrying Value**	**S&P Rating**	**Coupon**	**Margin**	**Maturity (Years)**
	€'000	€'000	€'000	€'000	€'000				
Portfolio I									
CMBS	152,096	151,956	1,592	(43)	153,505	BBB	4.13%	1.86%	3.16
Other ABS	248,300	248,813	2,258	(159)	250,912	BBB+	4.28%	1.95%	3.74
	400,396	400,769	3,850	(202)	404,417	BBB	4.23%	1.91%	3.52
Portfolio II									
CMBS	130,013	129,898	434	(527)	129,805	BBB	3.89%	1.67%	5.02
Other ABS	143,945	144,266	588	(350)	144,504	BBB	3.82%	1.40%	4.84
	273,958	274,164	1,022	(877)	274,309	BBB	3.85%	1.53%	4.93
Portfolio III									
CMBS	169,452	169,646	1,016	(254)	170,408	BBB-	4.26%	1.94%	4.81
Other ABS	211,768	212,038	628	(810)	211,856	BBB	3.87%	1.61%	3.56
	381,220	381,684	1,644	(1,064)	382,264	BBB	4.04%	1.75%	4.11
Portfolio IV									
CMBS	207,063	206,254	308	(139)	206,423	BBB+	4.00%	1.81%	5.30
Other ABS	67,952	68,025	137	(188)	67,974	A-	4.06%	1.82%	4.70
	275,015	274,279	445	(327)	274,397	BBB+	4.01%	1.81%	5.15
Total Portfolio	**1,330,589**	**1,330,896**	**6,961**	**(2,470)**	**1,335,387**	**BBB**	**4.05%**	**1.77%**	**4.32**
Other Securities									
CMBS	65,617	65,543	73	(207)	65,409	AA-	2.89%	0.58%	0.72
Other ABS	44,500	44,154	346	-	44,500	AAA	3.54%	0.90%	1.76
	110,117	**109,697**	**419**	**(207)**	**109,909**	**AA**	**3.15%**	**0.71%**	**1.14**
	1,440,706	**1,440,593**	**7,380**	**(2,677)**	**1,445,296**	**BBB+**	**3.98%**	**1.69%**	**4.07**
Restricted Cash – Cash to be Invested					**7,251**				
Total Asset Backed Securities (Including Cash to be Invested)					**1,452,547**				

Asset backed securities, available for sale at fair value of €50.3 million (31 December: €109.9 million) have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these securities have been reclassified as pledged securities as follows:

	30 June 2006 €'000	**31 December 2005 €'000**
Asset backed securities, available for sale (includes cash to be invested)	1,450,534	1,342,638
Asset backed securities pledged under repurchase agreements	50,251	109,909
Total Asset Backed Securities	1,500,785	1,452,547

Cumulative net unrealised gains on available-for-sale securities and hedge instruments recognised in the statement of changes in equity were as follows:

	30 June 2006 €'000	31 December 2005 €'000
Unrealised gains on available-for-sale securities	5,018	7,380
Unrealised losses on available-for-sale securities	(3,952)	(2,677)
Unrealised losses on restricted short term investments	(368)	-
Net unrealised gains on available-for-sale securities	698	4,703
Unrealised gain/(loss) on hedge instruments (note 21)	20,535	(12,100)
	21,233	(7,397)

10. REAL ESTATE LOANS

The following is a summary of the Group's real estate loans at 30 June 2006.

			Gross Unrealised			Weighted Average			
	Current Face Amount	**Amortised Cost Basis**	**Gains**	**Losses**	**Carrying Value**	**S&P Rating**	**Coupon**	**Margin**	**Maturity (Years)**
	€'000	€'000	€'000	€'000	€'000				
Real estate loans	82,175	81,809	-	-	81,809	*	5.88%	3.25%	4.78

* Included in real estate loans are loans with a total current face amount of €47.0 million and with an average rating of BB from Standard and Poors.

As at 31 December 2005:

			Gross Unrealised			Weighted Average			
	Current Face Amount	**Amortised Cost Basis**	**Gains**	**Losses**	**Carrying Value**	**S&P Rating**	**Coupon**	**Margin**	**Maturity (Years)**
	€'000	€'000	€'000	€'000	€'000				
Real estate loans	93,120	92,649	-	-	92,649	*	5.49%	3.48%	3.88

11. OTHER ASSETS

	30 June 2006 €'000	31 December 2005 €'000
Unsettled security transactions	-	26,178
Interest receivable	21,512	18,963
Rent receivable	4,228	4,222
Prepaid expenses	515	638
Derivative assets (see note 11.1)	25,778	11,470
Other accounts receivable	8,282	-
	60,315	61,471

11.1 Total Return Swap

Included in the Derivative Assets are two total return swaps, the fair value of which as at 30 June 2006 is €289,034 and the collateral deposit posted is €11.2 million. These total return swaps have been recorded as Derivative Assets and are treated as trading assets that are not designated as Effective Hedging Instruments for accounting purposes and any gain or loss arising from the change in fair value of the asset is recognized through profit and loss.

In August 2005, a subsidiary entered into a total return swap with a major investment bank, whereby it receives the sum of all interest (at an average of Sterling LIBOR + 5.50%) and any positive change in value from a referenced term loan with an initial notional amount of £15 million, and pays interest (at Sterling Overnight Interbank Average - "SONIA") on the notional amount plus any negative change in value amounts from such loan. Under the contract, the subsidiary is required to post an initial collateral deposit equivalent to 36.7% of the notional amount and additional margin may be payable in the event of a decline in the value of the referenced term loan.

In December 2005, a subsidiary entered into a total return swap with a major investment bank, whereby it receives the sum of all interest (at EURIBOR + 4.00%) and any positive change in value from a referenced term loan with an initial notional amount of €25.85 million, and pays interest (at EURIBOR + 0.40%) on the notional amount plus any negative change in value amounts from such loan. In May 2006, the subsidiary increased its holdings in the existing total return swap by €6.6 million. Under the contract, the subsidiary is required to post an initial collateral deposit equivalent to 10.0% of the notional amount and additional margin may be payable in the event of a decline in the value of the referenced term loan.

12. REAL ESTATE FUND UNITS

Between July and October 2005, the Group purchased an interest in 1,500 Class A real estate fund units backed by a portfolio of 394 properties in Italy. The original term of the Lease Agreement is 9 years, automatically renewable for a further 9 years, unless terminated by the Agenzia del Demanio (a public entity established by the Italian Ministry of Finance), with 12 months prior notice. The properties have a total occupancy of 100%.

	30 June 2006 € '000	31 December 2005 €'000
At 1 January	189,591	-
Purchase of real estate fund units	-	181,493
Additional acquisition costs	34	-
(Decrease) / increase in fair value	(2,351)	8,098
	187,274	189,591

13. INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

	Freehold Land & Buildings €'000	Leasehold Property €'000	30 June 2006 Total €'000	31 December 2005 Total €'000
At 1 January	448,060	15,480	463,540	318,514
Additions	2,012,279	95,363	2,107,642	143,524
Disposals	-	-	-	(459)
Increase in fair value	74.658	2,638	77.296	1,961
Total	**2,534,997**	**113,481**	**2,648,478**	463,540

The value of investment properties incorporates 27 properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property, or if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Lease arrangements over the land on which the 27 investment properties are built have unexpired terms ranging from 8 years to 86 years.

A reconciliation of investment property valuations to the balance sheet carrying value of property is shown below:

	30 June 2006 €'000	31 December 2005 €'000
Investment property at market value as determined by external valuers *	**2,622,580**	460,588
Add minimum payments under head leases separately included in trade and other payables on the balance sheet.	25,898	2,952
Balance sheet carrying value of investment property	2,648,478	463,540

* Market values include the Drive portfolio valuation of €2,049 million based on the independent valuation from CB Richard Ellis GmbH dated 17 January 2006, resulting in a €77.9 million increase in fair value.

Schedule of Minimum Lease Payments Under Finance and Operating Leases

	Total Value 30 June 2006 €'000	Present Value 30 June 2006 €'000	Total Value 31 December 2005 €'000	Present Value 31 December 2005 €'000
Under 1 year	1,300	1,256	239	227
From 2 to 5 years	5,420	4,564	1,013	778
More than 5 years	94,250	20,078	27,710	1,947
Total	**100,970**	**25,898**	**28,962**	**2,952**

Additional Information

The tables below provide additional information for the Wave and Drive portfolios and the Retail portfolio which includes the Bastion, Belfry, Truss and Turret portfolios.

Portfolio	Passing Rent €'000	Net Rental Income €'000	Lettable Area Sq Metre	Vacancy %	Property Valuation €'000	Property Cost €'000	Net Rental Yield (Cost) %
Wave	25,548	21,859	294,720	21.8%	323,943	317,490	6.9%
Drive	111,043	99,898	841,682	18.6%	2,068,040	1,971,163	5.1%
Retail	19,873	18,195	196,617	0.1%	256,495	254,521	7.1%
Total	**156,464**	**139,952**	**1,333,019**		**2,648,478**	**2,543,174**	

Portfolio	Rent on Expiring Leases Yr 0-1 €'000	Rent on Expiring Leases Yr 2-3 €'000	Rent on Expiring Leases Yr 4-6 €'000	Rent on Expiring Leases Yr 7-10 €'000	Rent on Expiring Leases Yr 10+ €'000	Average Lease Length Years	Number of Properties
Wave	642	8,036	1,610	14,386	874	5.0	96
Drive	2,413	6,913	33,955	27,696	40,066	7.0	303
Retail	30	576	4,497	6,470	8,300	10.0	103
Total	**3,085**	**15,525**	**40,062**	**48,552**	**49,240**		**502**

14. INTANGIBLE ASSET

Intangible Assets comprise software development costs with a book value as at 30 June 2006 of €0.66 million (31 December 2005: €0.54 million), after an amortisation charge of €0.06 million (31 December 2005: €0.01 million).

15. BONDS PAYABLE

CDO Bonds

As at 30 June 2006

	Class	Rating	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Margin	Weighted Average Maturity (in years)
CDO I	A and B Notes	AAA/AA	351,000	348,471	3.57%	0.60%	5.9
CDO II	A, B and C Notes	AAA/AA/ A	263,727	261,324	3.51%	0.49%	9.0
CDO III	A, B and C Notes	AAA/AA/ A	370,000	366,733	3.45%	0.49%	9.0
Total			**984,727**	**976,528**	**3.51%**	**0.53%**	**7.9**

As at 31 December 2005

	Class	Rating	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Margin	Weighted Average Maturity (in years)
CDO I	A and B Notes	AAA/AA	351,000	348,271	3.08%	0.60%	6.3
CDO II	A, B and C Notes	AAA/AA/ A	265,362	262,783	3.02%	0.53%	9.5
CDO III	A, B and C Notes	AAA/AA/ A	370,000	366,431	2.97%	0.49%	9.5
Total			**986,362**	**977,485**	**3.02%**	**0.54%**	**8.4**

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

16. BANK BORROWINGS

The bank borrowings comprises of:

		30 June 2006 €'000	31 December 2005 €'000
Term finance	(Note 16.1)	2,441,584	782,031
Revolving credit facility	(Note 16.2)	17,387	18,578
Other short term financing	(Note 16.3)	33,888	34,553
		2,492,859	835,162

16.1 Term Financing

		Current Face Amount €'000		Carrying Amount €'000			
Real Estate Debt	**Month Raised**	**30 June 2006**	**31 December 2005**	**30 June 2006**	**31 December 2005**	**Hedged Weighted Average Funding Cost**	**Maturity**
CDO IV	Jul-2005	368,935	308,321	368,608	307,917	3.52%	Jul 2008
Investment Property							
Wave Portfolio	Dec-2004	245,268	245,900	242,668	242,762	4.57%	Apr 2013
Belfry Portfolio	Aug-2005	56,240	56,240	55,421	55,363	4.81%	Oct 2015
Bastion Portfolio	Sep-2005	26,500	26,500	26,224	26,202	4.42%	Sep 2012
Truss Portfolio	Dec-2005	84,929	30,163	84,361	29,607	4.97%	Feb 2016
Turret Portfolio	May-2006	34,603	-	33,883	-	4.91%[1]	May 2016
Drive Portfolio	Feb-2006	1,525,000	-	1,510,046	-	4.16%[2]	Jan 2013
Real Estate Fund Units							
FIP Units	Jul-2005	121,875	121,875	120,373	120,180	5.42%	Jul 2018
Total		**2,463,350**	**788,999**	**2,441,584**	**782,031**		

[1] This is the fixed rate of the loan that is effective as from the 29 September 2006 until maturity. The effective interest rate that applied during the second quarter is 3.97%.
[2] This is the fixed rate of the loan that is effective as from the 20 July 2006 until maturity. The effective interest rate that applied during the second quarter is 3.51%.

Real Estate Debt

On 14 July 2005, the Group through Eurocastle CDO IV PLC entered into a €400 million 3 year extendable warehouse facility with a major UK bank. This facility was previously used to refinance a significant part of the portfolio previously financed under short-term repurchase agreements, and is currently being used to build and finance a portfolio of asset backed securities and real estate related loans. The lender uses a rating agency CDO model to determine the level of equity contribution the Group is required to make to support the portfolio from time to time. The facility is secured over, inter alia, the collateral making up the portfolio. The margin payable to the lender depends on the deemed rating levels of the portfolio as determined by the rating agency model.

Investment Properties

In order to finance the Investment Property portfolios, the Group entered into non-recourse loan facilities as described in the table above. These facilities are secured in the customary manner for German real estate lending, granting security over, inter alia, the real estate purchased as well as rent receivables, bank accounts and shares in the Borrower. Interest in respect of these facilities is payable quarterly.

The committed Truss facility is €85 million, of which €84.9 million has been drawn at 30 June 2006.

The committed Drive facility is €1,525 million, the full amount of which has been drawn at 30 June 2006. The loan is divided into a Senior and Junior loan of €841.3m (carrying value: €831.2m) and €683.7m respectively (carrying value: €678.8m). €50m of the Junior loan incurs interest at floating rate Euribor whereas the remaining portion is fixed. Interest charges on both loans are currently based on Euribor fixing as at the start of the loan. As from 20 July 2006, the Senior loan will have a weighted average funding cost of 3.83%. As from 31 July 2006, the Junior loan will have a weighted average funding cost of 4.57%.

The committed Turret facility is €120 million, of which €34.6 million has been drawn at 30 June 2006.

Real Estate Fund Units

On 22 July 2005, the Group entered into a non-recourse 13 year loan facility to finance its acquisition of 1,450 Class A Units in Fondo Immobili Pubblici. The facility is secured over, inter alia, the 1,450 Class A Units, an assignment of receivables under the units, a pledge over bank accounts and over shares in the Borrower. The interest rate on the loan is Euribor + 1.95%, payable semi-annually. On 21 October 2005, the Group acquired a further 50 Class A Units through the same facility.

16.2 Revolving Credit Facility

In December 2004, the Group entered into a revolving €35 million credit facility with Deutsche Bank as a means of securing access to temporary working capital. The facility is secured by receivables flowing from CDO I, CDO II, CDO III and EFL and with security assignments of the Group's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is Euribor + 1.5% p.a., while on undrawn amounts it is 0.4% p.a. The facility was increased to €50 million on 26 May 2005. On 15 May 2006, the facility was further increased to €150 million.

As at 30 June 2006 there was €17.4 million drawn on this facility (31 December 2005: €18.6 million)

16.3 Other Short Term Financing

In May 2005, in order to finance the participation in a loan made to SC Karanis in connection with the Coeur Defense development in Paris, the Group entered into a full recourse €10 million one year loan facility. The facility is backed by a security assignment over the financed asset. It also contains an obligation to ensure that loan to value remains below 75%. The loan bears a rate of Euribor + 1.85%. In May 2006, this loan facility matured. The investment was funded via the Revolving Credit Facility as at 30 June 2006.

In August 2005, in order to finance the participation in a loan that had previously been made to Mapeley Columbus Limited in connection with certain properties leased to Abbey National PLC in the United Kingdom, the Group entered into a full recourse €24.5 million one year loan facility. The participation has been transferred to the Lender as security for the facility. It also contains an obligation to ensure that loan to value remains below 75%. The loan bears a rate of Libor + 1.00%.

17. REPURCHASE AGREEMENTS

The Company's consolidated subsidiary EFL has entered into master repurchase agreements with certain major investment banks to finance the purchase of available-for-sale securities. The obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which reset or roll monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

As at 30 June 2006, the Group's carrying amount and weighted average financing cost of these repurchase agreements was approximately €46.9 million (31 December 2005: €103.5 million) and 3.37% (31 December 2005: 2.61%) respectively.

18. TRADE AND OTHER PAYABLES

	30 June 2006 €'000	31 December 2005 €'000
Security deposit	5,287	5,221
Unsettled security purchases	26,905	17,604
Interest payable	17,369	6,953
Due to manager (note 24)	784	4,555
Derivative liabilities	-	12,297
Finance lease payable	25,898	2,952
Accrued expenses & other payables*	36,007	7,063
	112,250	56,645

* Included within the Accrued Expenses and Other Payables, is an amount of €18.5 million which is an amount of capital expenditure that was agreed to be undertaken as part of the Drive acquisition.

19. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period.

Diluted earnings per share is calculated by dividing net profit available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Group's potential ordinary shares during the period were the stock options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Six Months Ended 30 June 2006	Six Months Ended 30 June 2005	Year Ended 31 December 2005
Weighted average number of ordinary shares, outstanding basic	41,656,560	18,529,515	21,392,936
Dilutive effect of ordinary share options	1,670,791	724,450	772,928
Weighted average number of ordinary shares outstanding, diluted	**43,327,351**	**19,253,965**	**22,165,864**

20. SHARE CAPITAL AND RESERVES

As at the 31 December 2005 there were 24,209,670 shares issued and outstanding.

On 27 January 2006, the Company made a further public offering and issued 11,667,000 ordinary shares at a price of €30 each. On 1 February 2006, the over-allotment option relating to the January offering was exercised resulting in 1,156,000 ordinary shares being issued at €30 each.

On February 15, 2006, immediately prior to completion of the Dresdner Portfolio acquisition, 8,571,429 shares with aggregate nominal value of €8,571,429 were issued to certain funds managed by Fortress Investment Group LLC (the "Fortress Funds") at €17.50 each raising gross proceeds of €150 million. The principal terms of the Fortress Funds investment were agreed on 22 December 2005 and were, in relevant part, as follows:

- The Fortress Funds would invest up to €300 million by subscribing for Shares at €17.50 per Share (representing an approximately 2.75% discount to the weighted average share price for the Company's shares over the 10 day period up to 21 December 2005), provided that the Company could reduce the amount of such subscription down to €150 million were it able to raise funds prior to completion of the Dresdner acquisition; as the Company was successful in raising additional capital prior to completion of the Dresdner portfolio acquisition in the offering described above, the Fortress Funds' subscription was reduced to €150 million.

The total number of shares issued in January and February 2006 was 21,394,429 ordinary shares, with net proceeds of €523.5 million being raised for the Company.

In May 2006, the Company issued 5,000 shares to Paolo Bassi and 1,000 to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were non-cash shares, and were issued with nil proceeds.

As at 30 June 2006, there were 45,681,245 shares issued and outstanding.

Under the Company's Articles of Association, the Directors have the authority to affect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

Other Reserves

Other reserves represent the fair value of share options at the grant date, granted to the Manager in December 2003, June 2004, June 2005 and February 2006.

21. HEDGE ACCOUNTING – CASH FLOW HEDGES OF INTEREST RATE RISK

The Group's policy is to hedge its exposure to interest rates and foreign currencies on a case-by-case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Group pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowing.

The gain or loss on measurement of the fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swaps are effective.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (cont'd)

The details of interest rate swaps entered into by the Group in respect of certain of the term financing agreements are as follows:

30 June 2006	Wave €000	Bastion €000	Drive * €000	FIP €000	Truss** €000	Turret €000	Pre-Hedge*** €'000
Nominal amount	210,000	26,500	-	121,875	71	130,000	200,000
Pay rate	3.47%	3.04%	-	3.34%	3.78%	3.91%	4.07%
Receive rate	3 Month Euribor	3 month Euribor	-	6 Month Euribor	3 Month Euribor	3 Month Euribor	3 Month Euribor
Remaining life	6.8	6.0	-	11.3	-	9.9	7.3
Fair value of swaps assets	6,606	1,331	-	3,463	2	2,834	153

31 December 2005	Wave €000	Bastion €000	Drive €000	FIP €000	Truss €000	Turret €000
Nominal amount	210,000	26,500	1,300,000	121,875	-	-
Pay rate	3.47%	3.04%	3.37%	3.34%	-	-
Receive rate	3 Month Euribor	3 Month Euribor	3 Month Euribor	6 Month Euribor	-	-
Remaining life	7.3	6.5	7.1	11.8	-	-
Fair value of swaps (liabilities)/assets	(3,831)	197	(7,214)	(1,252)	-	-

* As at 31 March 2006 the Interest Rate Swap agreement related to the Drive portfolio was novated to Deutsche Bank AG in conjunction with the loan agreement. The positive fair value of €6.4m as at the date of novating the swap has been recorded within the hedging reserve and will be recycled through the Income Statement in the same periods during which the interest expense on the loan is recognised. A corresponding amount has been included in the carrying value of the Drive loan within term financing (refer to Note 16.1).

** From the period of 3 April 2006 to 22 May 2006 the Interest Rate Swap agreement relating to the Truss portfolio was novated to Morgan Stanley Bank International Limited in conjunction with the loan agreement. The positive fair value of €0.3 million as at the dates of novating the swap has been recorded within the hedging reserve and will be recycled through the Income Statement. As at 30 June 2006, there was an amount of €70,000 still to be novated. This amount was novated on 3 July 2006.

*** Pre-hedge represents interest rate swaps undertaken to hedge the interest rate risk on a forecasted transaction. The fair value of €152,000 on the revaluation of the €100 million Interest Rate Swap has been recorded within the hedging reserve.

22. FINANCIAL INSTRUMENTS

Risk Management

This section provides details of the Group's exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Group is exposed are market risk, credit, liquidity, interest rate and foreign currency risk.

Market Risk

The Group's exposure to market risk is comprised mainly of movements in the value of its debt securities, property investments and real estate fund units.

The Group's securities are predominantly floating rate and as such are valued based on a market credit spread over Euribor and Libor benchmarks for euro and sterling denominated assets respectively. Increases in the credit spreads above such benchmarks may affect the Group's net equity, net income or cash flow directly through their impact on unrealised gains or losses on available-for-sale securities, and therefore its ability to realise gains on such securities, or indirectly through their impact on its ability to borrow and access capital.

Under the terms of the securities contract the Group was exposed to market risk on the underlying securities as, should the intended securitisation of such assets not be consummated, the Group would be required to either purchase the securities or pay the loss realised on the disposal up to the amount of any deposits made by the Group under the contract, less any interest earned on the deposits.

The Group's investment property assets are based in Germany and Italy and are subject to general property market risks. These risks are assessed by management at the point of acquisition as well as on an ongoing basis. In addition, external valuations of the property assets are obtained during each financial year.

Credit Risk

The Group is subject to credit risk with respect to its investments in real estate and other asset backed securities and loans.

The securities the Group invests in are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitisation transaction. While the expected yield on these securities is sensitive to the performance of the underlying assets, the more subordinated securities are designed to bear the first risk of default and loss.

The Group further minimises credit risk by actively monitoring its securities portfolios and the underlying credit quality of its holdings and, where appropriate, repositioning its investments to upgrade the credit quality and yield on the investments.

The Group's securities portfolio is diversified by asset type, industry, location and issuer. This diversification minimises the risk of capital loss. At June 30, 2006, the Group's securities, which serve as collateral for its CDO financings and other borrowings, had an overall weighted average credit rating of approximately BBB.

The Group's available for sale asset backed securities and real estate loans portfolio was split between countries within Europe as follows:

	30 June 2006			31 December 2005		
	Number of Securities	**Face Value of Securities €'000**	**Location Split**	**Number of Securities**	**Face Value of Securities €'000**	**Location Split**
United Kingdom	61	700,308	44.9%	60	764,958	49.9%
Italy	16	290,460	18.6%	14	247,947	16.2%
Germany	22	234,234	15.0%	18	183,470	12.0%
Pan European	10	129,504	8.3%	10	141,622	9.1%
France	9	77,663	5.0%	9	79,525	5.2%
Other	18	126,436	8.2%	16	116,304	7.6%
	136	**1,558,605**	**100%**	**127**	**1,533,826**	**100%**

The Group's hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to the Group's derivative arrangements are major financial institutions with investment grade credit ratings with which the Group and its affiliates may also have other financial relationships. As a result, it is not anticipated that any of these counterparties will fail to meet their obligations.

The Group's German real estate portfolio consists of a Dresdner Bank office portfolio (the Drive portfolio),the Deutsche Bank office portfolio (the Wave portfolio) and a German retail property portfolio (the Bastion, Belfry and Truss portfolios). The Drive portfolio derives over 79% of its rental income from Dresdner Bank, the Wave portfolio derives over 69% of its rental income from Deutsche Bank, whilst the German retail portfolios in aggregate derive over 87% of their retail income from German national retailers, including prominent national retailers such as the Edeka Group, the Rewe Group, the Tengelmann Group, the Schwarz Group and Tegut.

The Group's Italian real estate assets comprise an investment in a real estate investment fund that owns a portfolio of 394 properties in Italy that are let to Italian government agencies.

Liquidity Risk

The Group's ability to execute its business strategy, particularly the growth of its investment portfolio, depends to a significant degree on the Group's ability to obtain additional capital.

The Group's primary source of funds for liquidity consist of net cash provided by operating activities, borrowings under loans and the issuance of debt and equity securities. The Group's loans and debt securities are generally secured directly over its assets. The Group expects that its cash on hand and cash flow provided by operations will satisfy its liquidity needs with respect to its current investment portfolio over the next twelve months. The Group expects to meet its long-term liquidity requirements, specifically the repayment of its debt obligations, through additional borrowings and the liquidation, refinancing or repayment of its assets at maturity.

A significant portion of the Group's investments are financed with collateralised debt obligations, known as CDOs. If spreads for CDO liabilities widen or if demand for such liabilities ceases to exist, then the ability to execute future CDO financings will be restricted. Proceeds from the sale of real estate and other asset backed securities which serve as collateral for the Group's CDO financings, including gains thereon, are required to be retained in the CDO structure until the related bonds are retired and are therefore not available to fund current cash needs.

The Group's real estate securities are financed long-term and their credit status is continuously monitored; therefore, these investments are expected to generate a generally stable current return, subject to interest rate fluctuations. The Group's operating real estate is also financed long-term and primarily leased to credit tenants with long-term leases and is therefore also expected to generate generally stable current cash flows.

As described in Note 16, the Group has access to temporary working capital through a revolving €150 million credit facility.

Interest Rate Risk

The Group's primary interest rate exposures relate to its real estate and other asset backed securities, loans and floating rate debt obligations, as well as its interest rate swaps. Changes in the level of interest rates also can affect the Group's ability to acquire securities and loans and its ability to realise gains from the settlement of such assets.

The Group's general financing strategy focuses on the use of match-funded structures, meaning that it seeks to match the maturities of its debt obligations with the maturities of its investments to minimise the risk that the Group will have to refinance its liabilities prior to the maturities of its assets, reducing the impact of changing interest rates on its earnings. In addition, the Group match funds interest rates on its investments with like-kind debt directly or through the use of interest rate swaps. However, based on a variety of factors, the Manager finances certain assets on a short term basis, including the use of repurchase agreements.

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (cont'd)

The interest rate profile of the Group at 30 June 2006 and 31 December 2005 was as follows:

Assets			Within 1 year		1 to 5 years		Over 5 years	
Type	Total Per Consolidated Balance Sheet €'000	Non-Interest Bearing Assets €'000	Fixed %	Variable %	Fixed %	Variable %	Fixed %	Variable %
30 June 2006								
Cash and cash equivalents	43,037			43,037				
Restricted cash	4,389			4,389				
Restricted short term investments	40,427			40,427				
Asset backed securities, available for sale (includes cash to be invested)	1,450,534		55,870	94,576	19,004	706,189		574,895
Asset backed securities, pledged under repurchase agreements	50,251					44,500		5,751
Real estate related loans	81,809			12,762		22,015		47,032
Real estate fund units	187,274		187,274					
Investment property	2,648,478	2,648,478						
Intangible assets	659	659						
Other assets	60,315	22,252	743	23,084			14,236	
	4,567,173	**2,671,389**	**243,887**	**218,275**	**19,004**	**772,704**	**14,236**	**627,678**
31 December 2005								
Cash and cash equivalents	13,640	-	-	13,640	-	-	-	-
Asset backed securities, available for sale (includes cash to be invested)	1,342,638	-	8,203	99,452	39,985	716,625	-	478,373
Asset backed securities, pledged under repurchase agreements	109,909	-	-	59,593	-	44,500	-	5,816
Real estate related loans	92,649	-	-	13,478	-	79,171	-	-
Real estate fund units	189,591	-	189,591	-	-	-	-	-
Investment property	463,540	463,540	-	-	-	-	-	-
Intangible assets	542	542	-	-	-	-	-	-
Other assets	61,471	31,586	568	29,120	-	-	197*	-
	2,273,980	**495,668**	**198,362**	**215,283**	**39,985**	**840,296**	**197**	**484,189**

* Net interest rate swap receivable related to the cash flow hedges as described in Note 21

Liabilities			Within 1 year		1 to 5 years		Over 5 years	
	Total Per Consolidated Balance Sheet	Non Interest Bearing Liabilities	Fixed	Variable	Fixed	Variable	Fixed	Variable
Type	€'000	€'000	%	%	%	%	%	%
30 June 2006								
CDO bonds payable	976,528							976,528
Bank loans	2,492,859			33,888		368,608	1,987,708	102,655
Repurchase agreements	46,899			46,899				
Taxation payable	2,727	2,727						
Trade and other payables	112,250	94,881		17,369				
	3,631,263	**97,608**		**98,156**		**368,608**	**1,987,708**	**1,079,183**
31 December 2005								
CDO bonds payable	977,485	-	-	-	-	-	-	977,485
Bank loans	835,162	-	-	53,131	-	307,917	441,352	32,762
Repurchase agreements	103,542	-	-	103,542	-	-	-	-
Taxation payable	2,278	2,278	-	-	-	-	-	-
Trade and other payables	56,645	37,395	-	6,953	-	-	12,297*	-
	1,975,112	**39,673**	-	**163,626**	-	**307,917**	**453,649**	**1,010,247**

* Net interest rate swap payable related to the cash flow hedges as described in Note 21

Foreign Currency Risk

The Group's primary foreign currency exchange rate exposures relate to its sterling denominated portfolio of securities and loans. Changes in the currency rates can adversely impact the fair values and earnings streams of the Group's non euro denominated assets and liabilities. The Group has mitigated this impact through a combination of (i) sterling denominated financing and (ii) rolling forward foreign exchange contacts to hedge its net sterling equity investment.

In connection with the Group's purchase of its available-for-sale real estate and other asset backed securities and real estate loans, the foreign currency risk is covered through forward foreign currency exchange contracts.

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of carrying amounts and fair values of all of the Company's financial instruments that are carried in the financial statements.

	30 June 2006 €'000 Carrying Value	31 December 2005 €'000 Carrying Value	30 June 2006 €'000 Fair Value	31 December 2005 €'000 Fair Value
Financial Assets				
Cash and cash equivalents	43,037	13,640	43,037	13,640
Restricted cash	4,389	-	4,389	-
Restricted short term investments	40,427	-	40,427	-
Asset backed securities, available for sale (includes cash to be invested)	1,450,534	1,342,638	1,450,534	1,342,638
Asset backed securities, pledged under repurchase agreements	50,251	109,909	50,251	109,909
Real estate related loans	81,809	92,649	81,809	92,649
Real estate fund units	187,274	189,591	187,274	189,591
Investment property	2,648,478	463,540	2,648,478	463,540
Financial Liabilities				
CDO bonds payable	976,528	977,485	976,528	977,485
Bank loans	2,492,859	835,162	2,496,535	836,393
Repurchase agreements	46,899	103,542	46,899	103,542

23. SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors and pursuant to the confidential information memorandum dated August 2003) adopted a nonqualified share option plan (the "Company Option Plan") for officers, Directors, employees, consultants and advisors, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was calculated by reference to an option pricing model.

In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also calculated by reference to an option pricing model. In June 2005 following the secondary public offering, the Manager was granted an additional 574,000 options at an exercise price of €17.25 per share. The fair value of the additional options at the date of grant was €0.6 million. The Manager's options represent an amount equal to 10% of the ordinary shares issued by the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

In February 2006, following the third public offering, the Manager was granted 1,282,300 options at €30.00 per share and, pursuant to December 2005 board action, an additional 857,142 options at an exercise price of €18.00 per share. The fair value of the additional options at the date of grant was €2.1m and €4.8m respectively. The Manager's options represent an amount equal to 10% of the ordinary shares issued by the Company in respect of the public and private offerings that preceded the Drive acquisition. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

The fair value at the date of grant of options granted to the Manager has been offset against the proceeds from issuance of ordinary shares as the grant of options is a cost of capital.

On 8 June 2006, 71,146 Share Options were exercised at a strike price of €10 per share.

24. DIVIDENDS PAID & DECLARED

	Six Months Ended 30 June 2006 €000	Six Months Ended 30 June 2005 €000
Paid during the 6 months ended 30 June:	22,639	12,188
Equity dividends on ordinary shares:		
Fourth quarter dividend for 2005: €0.37 (2004: €0.30)	8,958	6,093
First quarter dividend for 2006: €0.30 (2005: €0.33)	13,681	6,095
	22,639	12,188
Second quarter dividend declared on 22 August 2006: €0.40 (2005: €0.33)	18,272	6,464

25. MANAGEMENT AGREEMENT & RELATED PARTY TRANSACTIONS

The Company entered into the Management Agreement with the Manager in August 2003, which provides for an initial term of ten years with automatic three year extensions, subject to certain termination rights. The Management Agreement may be terminated by the Company by payment of a termination fee, as defined in the Management Agreement, equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination, upon the vote of a majority of the holders of the outstanding ordinary shares. Pursuant to the Management Agreement, the Manager, under the supervision of the Company's board of directors, will formulate investment strategies, arrange for the acquisition of assets, arrange for financing, monitor the performance of the Group's assets and provide certain advisory, administrative and managerial services in connection with the operations of the Group. For performing these services, the Company will pay the Manager an annual fee (payable monthly in arrears) of 1.5% of the gross equity of the Company, as described in the Management Agreement.

The Management Agreement provides that the Company will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on the Company's behalf, including the cost of

legal, accounting, tax, auditing, administrative, asset management, property management and other similar services rendered for the Company by providers retained by the Manager or, if provided by the Manager's or its affiliates' employees, in amounts which are no greater than those that would be payable to external professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arms-length basis. Such expenses have been included in the Consolidated Income Statement.

To provide an incentive for the Manager to enhance the value of the Company's ordinary stock, the Manager is entitled to receive incentive compensation on a cumulative, but not compounding, basis in an amount equal to the product of (A) 25% of the euro amount by which (1) funds from operations ("FFO") of the Company before the incentive compensation per ordinary share, exceeds (2) an amount equal to (a) the weighted average of the price per ordinary share in any offerings by the Company (adjusted for any prior capital dividends or distributions) multiplied by (b) a simple interest rate of eight percent (8%) per annum multiplied by (B) the weighted average number of ordinary shares outstanding during such period.

FFO is used to compute the Company's incentive compensation to the Manager. FFO, for these purposes, represents net income (computed in accordance with International Financial Reporting Standards), plus depreciation and amortisation on real estate property (and excluding accumulated depreciation and amortisation from the computation of gain or loss on sold real estate property), after adjustments for unconsolidated partnerships and joint ventures (calculated to reflect FFO on the same basis).

At 30 June 2006 management fees, incentive fees and expense reimbursements of approximately €3.2 million (31 December 2005: €4.5 million) were due to the Manager. For the six months ended 30 June 2006 management fees of €5.4 million (30 June 2005: €1.5 million), incentive fees of €0.8 million (30 June 2005: €1.5 million) and expense reimbursements of €1.8 million (30 June 2005: €0.1 million) were charged to the income statement.

Keith Dorrian and Paolo Bassi each currently receive €30,000 per annum payable semi-annually in equal instalments. Wesley R. Edens does not receive any remuneration from the Company.

As stated in Note 20, the Company issued 5,000 shares to Paolo Bassi and 1,000 to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were non-cash shares, and were issued with nil proceeds.

26. INVESTMENT IN SUBSIDIARIES

The legal entity group structure of Eurocastle is designed to support the Group's businesses within an efficient legal, tax, regulatory and funding framework.

The significant operating subsidiaries, in which the Company owns directly or indirectly a 100% equity interest, which are listed by jurisdiction below:

Luxemburg:

Luxgate s.a.r.l.
Turret LP s.a.r.l
Drive s.ar.l.
Eurobarbican s.a.r.l.
Bastion Participation s.a.r.l
Belfry Participation s.a.r.l
Truss Participation s.a.r.l
Finial s.a.r.l
Turret Participation s.a.r.l
Undercroft s.a.r.l

Germany:

Dresdner Grund-Fonds
Shortwave Acquisition GmbH
Longwave Acquisition GmbH
Bastion GmbH & Co.KG
Belfry GmbH & Co.KG
Truss GmbH & Co.KG

Additionally, the Company has investments in Eurocastle Funding Limited, Eurocastle CDO I PLC, Eurocastle CDO II PLC, Eurocastle CDO III PLC and Eurocastle CDO IV PLC that it consolidates in accordance with SIC 12.

27. SUBSEQUENT EVENTS

Second Quarter 2006 Dividend

On 22 August 2006, the directors declared a second quarter 2006 dividend of €0.40 per share to all holders of shares on 23 August 2006, the record date. The total dividend to be paid on 8 September 2006 is €18,272,498.

28. COMMITMENTS

As at 30 June 2006, amounts contracted for but not provided in the financial statements for the acquisition of Investment property amounted to:

- Entered into agreements to acquire a further € 24.3 million representing 14 retail properties within the Turret portfolio



EUROCASTLE INVESTMENT LIMITED

FOR IMMEDIATE RELEASE

Contact:

International Administration (Guernsey) Limited
Company Administrator
Attn: Mark Woodall
Tel: + 44 1481 723450

Eurocastle Acquires a €500 Million German Real Estate Portfolio

---

Guernsey. 4 September 2006 – Eurocastle Investment Limited (Euronext Amsterdam: ECT) today announced that it has signed a definitive agreement with DB Real Estate Investment GmbH to acquire a portfolio of 6 office properties for an all-in purchase price of approximately €500 million. The properties are located in Berlin, Frankfurt, Dusseldorf, Wiesbaden, Eschborn and Sulzbach. The purchase price reflects an unleveraged initial yield on in-place cash flow of approximately 5.5%.

Bruce Snider, Fortress Managing Director, commented, "We are pleased to announce this transaction, which brings us to a total of €840 million of acquisitions this year. We are well on our way to achieving our €1 billion target of new investments for the year."

The properties have an average age of less than 10 years and total 190,600 square meters. The portfolio has stable cash flows with an average lease term of 7 years and over 80% of annual revenue contributed by major corporate tenants. An initial occupancy rate of approximately 93% gives an opportunity for future income growth.

Guido Piñol, Fortress Managing Director and Head of German Commercial Real Estate Acquisitions, added, "We are very excited about this portfolio which combines great real estate with long-term cash flows. This acquisition fits our property investment strategy of acquiring high quality commercial real estate let to credit tenants with an opportunity for significant value creation through active management."

Eurocastle expects to initially fund the purchase with a combination of debt financing using existing lines and a committed long-term fixed loan facility secured by the portfolio. The closing of this purchase is expected to occur early in the fourth quarter of 2006.

About Eurocastle
Eurocastle Investment Limited is a closed-ended investment company which invests primarily in German commercial real estate assets and real estate related debt. The Company is Euro denominated and is listed on Euronext Amsterdam under the symbol "ECT." Eurocastle is managed by Fortress Investment Group, a global alternative investment and asset management firm with over $23 billion in equity capital currently under management. For more information regarding Eurocastle Investment Limited and to be added to our email distribution list, please visit www.eurocastleinv.com.

Forward-Looking Statements

Some of the statements in this announcement may include forward-looking statements which reflect Eurocastle's or, as appropriate, Eurocastle's board's current views with respect to future events and financial performance including statements relating to the achievement of €1 billion new investments for the year, methods of funding the acquisition of the portfolio, timing for completion of the acquisition of the portfolio and opportunities for significant value creation. Statements which include the words "expect", "intend", "plan", "project", "anticipate", "will", "believe", "forecast" and similar statements of a future or forward-looking nature identify forward-looking statements for the purposes of the US federal securities laws or otherwise.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause the Company's actual results to differ materially from those indicated in these statements. Eurocastle can give no assurance that its expectations will be attained.

Any forward-looking statements reflect the Company's current views with respect to future events and are subject to risks, uncertainties and assumptions relating to Eurocastle's operations, results, strategy and liquidity. Factors that could cause actual results to differ materially from those indicated in these statements include, but are not limited to, the Company's ability to identify and invest in suitable properties and changes in the capital markets which would affect the ability of the Company to finance the portfolio. Subject to its legal and regulatory obligations, Eurocastle undertakes no obligation to publicly update or review any forward-looking statement contained in this announcement, whether as a result of new information, future developments or otherwise.



EUROCASTLE INVESTMENT LIMITED

Contact:

International Administration (Guernsey) Limited
Company Administrator
Attn: Mark Woodall
Tel: +44 1481 723450

Eurocastle to Announce Third Quarter Earnings on 16 November 2006

Guernsey. 6 November 2006 – Eurocastle Investment Limited (Euronext Amsterdam: ECT) today announces that it will release the Company's financial results for the third quarter ended 30 September 2006 on Thursday, November 16, 2006 before the market opens. In addition, management will host an earnings conference call at 3:00 P.M. London time (10:00 A.M. New York time) later that day. All interested parties are welcome to participate on the live call. You can access the conference call by dialing +1-800-811-0667 (from within the U.S.) or +1-913-981-4901 (from outside of the U.S.) ten minutes prior to the scheduled start of the call; please reference "Eurocastle Third Quarter Earnings Call."

A webcast of the conference call will be available to the public on a listen-only basis at www.eurocastleinv.com. Please allow extra time prior to the call to visit the site and download the necessary software required to listen to the internet broadcast. A replay of the webcast will be available for three months following the call.

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on Thursday, November 23, 2006 by dialing +1-888-203-1112 (from within the U.S.) or +1-719-457-0820 (from outside of the U.S.); please reference access code "6104750."

About Eurocastle
Eurocastle Investment Limited is a closed-ended investment company which invests primarily in German commercial real estate assets and real estate related debt. The Company is Euro denominated and is listed on Euronext Amsterdam under the symbol "ECT." Eurocastle is managed by Fortress Investment Group, a global alternative investment and asset management firm with over $24 billion in equity capital currently under management. For more information regarding Eurocastle Investment Limited and to be added to our email distribution list, please visit www.eurocastleinv.com.

EUROCASTLE INVESTMENTS LIMITED AND SUBSIDIARIES

FINANCIAL RESULTS FOR THE NINE MONTHS AND QUARTER ENDED 30 SEPTEMBER 2006

Eurocastle Investment Limited is a closed-ended investment company which focuses on German commercial real estate assets. The Company is Euro denominated and is listed on Euronext, Amsterdam, under the symbol "ECT". Eurocastle's objective is to pay out stable and growing dividends and to deliver attractive risk-adjusted returns. Eurocastle is managed by Fortress Investment Group LLC. For more information regarding Eurocastle and to be added to our email distribution list, please visit www.eurocastleinv.com.

Highlights

Third Quarter 2006

- Dividend declared for the third quarter 2006 is 43 cents per share on 45.7 million shares outstanding. This compares to the second quarter 2006 dividend of 40 cents per share and third quarter 2005 dividend of 37 cents per share
- Currently evaluating in excess of €4 billion in acquisitions, in addition to the real estate which Eurocastle has already acquired or committed to acquire this year. Eurocastle believes it is likely that it will commit to acquire at least 50% of this pipeline. If successful, this would bring total 2006 commitments and acquisitions to approximately €3 billion versus Eurocastle's 2006 acquisition target of €1 billion. Given this large increase in acquisition activity, Eurocastle expects to raise €600-€700 million of additional capital in the fourth quarter of 2006
- In September, Eurocastle entered into an agreement with DB Real Estate Investment GmbH to acquire a portfolio of 6 office properties for an all-in purchase price of approximately €500 million
- €427 million of real estate acquisitions have funded since the third quarter end, including 5 of the 6 office properties described above, increasing the funded real estate investment portfolio from €2.9 billion to approximately €3.3 billion
- Reduced investment in Italian real estate fund units by 20%, realising a net gain of €2.2 million
- Occupancy of the total real estate portfolio increased from 83.4% at the end of the second quarter to 84.9% at the end of September

Nine Months Ended 2006

- Raised net proceeds of €524 million of new equity capital, helping to more than triple equity book value from year end 2005 to €931.7 million, or an increase of 65% to €20.40 on a per share basis
- Completed the acquisition of a €2 billion German property portfolio from Dresdner Bank in February 2006, via the acquisition of Dresdner Grund-Fonds
- Increase in net asset value includes revaluation gains of €89.6 million on the total investment property portfolio, which are included in operating income for the nine months.
- Increased occupancy of property portfolios
  - Deutsche Bank portfolio current occupancy rate of 78.7% at quarter end, up from 74.6% at 2005 year end
  - Dresdner Bank portfolio increased occupancy to 82.6% at 30 September 2006, up from 80.7% at time of acquisition

Key Performance Indicators

Third Quarter 2006

- Net profit after tax of €27.5 million for the third quarter 2006, increased by 68% from €16.4 million for the third quarter 2005
- Earnings per ordinary share of €0.60, or €0.58 per diluted share, for the third quarter 2006 compared to €0.68 per ordinary share, or €0.65 per diluted share, for the third quarter 2005
- Funds from operations ("FFO", see Key Financial Information) increased by 125% to €20.9 million for the third quarter 2006 from €9.3 million for the third quarter 2005
- FFO of €0.46 per ordinary share, or €0.44 per diluted share for the third quarter 2006 compared to FFO of €0.38 per ordinary share, or €0.37 per diluted share for the third quarter 2005
- FFO return on average invested capital* was 10.3% for the third quarter 2006

Nine Months Ended 2006

- Net profit after tax of €134.1 million for the first nine months of 2006, increased from €29.6 million for the first nine months of 2005, an increase of 354%
- Earnings per ordinary share of €3.12, or €3.00 per diluted share, for the first nine months of 2006 compared to €1.45 per share, or €1.39 per diluted share, for the first nine months of 2005
- Funds from operations ("FFO", see Key Financial Information) increased by 140% to €52.8 million for the first nine months of 2006 from €22.0 million for the first nine months of 2005
- FFO of €1.23 per ordinary share, or €1.18 per diluted share for the first nine months of 2006 compared to €1.08 per ordinary share or €1.04 per diluted share, for the first nine months of 2005
- FFO return on average invested capital* was 9.4% for the first nine months of 2006

* Invested capital represents capital and reserves less hedging reserves, fair value of interest rate swaps and net unrealised gains on available-for-sale securities, real estate fund units and investment properties (net of attributable deferred taxation).

Conference Call

Management will conduct a conference call today, 16 November 2006 to review the Company's financial results for the quarter ended 30 September 2006. The conference call is scheduled for 3:00 P.M. London time (10:00 A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialing +1-800-811-0667 (from within the U.S.) or +1-913-981-4901 (from outside of the U.S.) ten minutes prior to the scheduled start of the call; please reference "Eurocastle Third Quarter Earnings Call."

A webcast of the conference call will be available to the public on a listen-only basis at www.eurocastleinv.com. Please allow extra time prior to the call to visit the site and download the necessary software required to listen to the internet broadcast. A replay of the webcast will be available for three months following the call.

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on Thursday, November 23, 2006 by dialing +1-888-203-1112 (from within the U.S.) or +1-719-457-0820 (from outside of the U.S.); please reference access code "6104750."

Key Financial Information

FUNDS FROM OPERATIONS ("FFO") (Unaudited)

(in €'000, except per share data)	Nine Months Ended 30 Sept 2006	Nine Months Ended 30 Sept 2005	Three Months Ended 30 Sept 2006	Three Months Ended 30 Sept 2005
Reconciliation of FFO to net profit after taxation				
Net profit after taxation	134,135	29,567	27,529	16,352
(Inc)/Dec in fair value of investment properties	(89,576)	(445)	(12,280)	68
Decrease in fair value of interest rate swaps	1,720	-	1,720	-
(Inc)/Dec in fair value of real estate fund units	4,914	(7,122)	2,563	(7,122)
Deferred tax charge on investment properties	1,630	-	1,370	-
Funds from operations (FFO)	52,823	22,000	20,902	9,298
FFO per weighted average basic share	1.23	1.08	0.46	0.38
FFO per weighted average diluted share	1.18	1.04	0.44	0.37

FFO is an appropriate measure of the underlying operating performance of real estate companies because it provides investors with information regarding our ability to service debt and make capital expenditures. Furthermore, FFO is used to compute incentive compensation to the manager. FFO, as defined by Eurocastle, represents net profit after taxation (computed in accordance with IFRS), excluding changes in the fair value of investment properties net of attributable deferred taxation, changes in the fair value of interest rate swaps that are taken to the income statement and mark-to-market fluctuations in real estate fund units. The Group considers gains and losses on resolution of its investments to be a normal part of its recurring operations and therefore does not exclude such gains and losses when arriving at FFO. FFO does not represent cash generated from operating activities in accordance with IFRS and therefore should not be considered an alternative to cash flow as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs. Eurocastle's calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

INCOME STATEMENT DATA (Unaudited)

(in €'000, except per share data)	Nine Months Ended 30 Sept 2006	Nine Months Ended 30 Sept 2005	Three Months Ended 30 Sept 2006	Three Months Ended 30 Sept 2005
Interest income	67,561	47,408	23,163	16,970
Rental income	103,219	19,063	40,111	6,408
Real estate fund unit interest income	14,559	3,607	4,964	3,607
Increase in fair value of investment properties and real estate fund units	84,662	7,567	9,717	7,054
Interest expense	(102,389)	(40,371)	(38,536)	(14,876)
Other income/(expenses)	(31,564)	(6,830)	(10,426)	(2,221)
Net profit before taxes	136,048	30,444	28,993	16,942
Net profit after taxation	134,135	29,567	27,529	16,352
Earnings per weighted average basic share	3.12	1.45	0.60	0.68
Earnings per weighted average diluted share	3.00	1.39	0.58	0.65

BALANCE SHEET DATA

(in €'000, except per share data)	Unaudited As of 30 September 2006	As of 31 December 2005
Cash and cash equivalents	119,379	13,640
Restricted cash and short term investments	45,134	-
Asset backed securities (includes cash to be invested and securities pledged under repurchase agreements)	1,534,741	1,452,547
Real estate loans	260,129	92,649
Real estate fund units	148,412	189,591
Investment property	2,738,450	463,540
Total assets	4,914,562	2,273,980
Debt obligations	3,841,411	1,916,189
Shareholders' equity	931,683	298,866
Book value per ordinary share	20.40	12.34

	Quarter Ended 30 Sept 2006	Quarter Ended 30 Sept 2005	Nine Months Ended 30 Sept 2006	Nine Months Ended 30 June 2005
Weighted Average Ordinary Shares Outstanding				
Basic	45,681,245	24,209,670	43,012,864	20,443,707
Diluted	47,387,789	25,046,485	44,695,704	21,206,023
Ordinary Shares Outstanding	45,681,245	24,209,670	45,681,245	24,209,670

Third Quarter 2006 Dividend

Eurocastle aims to pay out substantially all of its funds from operations in the form of quarterly dividends to shareholders. The Board of Directors has declared a quarterly cash dividend of €0.43 per share for the quarter ended 30 September 2006. The €0.43 per share dividend is payable on 1 December 2006 to holders on record of Eurocastle's shares on 16 November 2006.

Portfolio Review

The first nine months of 2006 have been very successful for Eurocastle. The dedicated management team in Germany continued to make good progress in leasing up the Deutsche Bank portfolio and increased the occupancy from 74.6% at year end 2005 to 78.7% as of 30 September 2006. In a short period of time, Eurocastle has successfully integrated the portfolio acquired from Dresdner Bank and has already increased the occupancy from 80.7% at acquisition to 82.6% at 30 September 2006.

Eurocastle's dedicated real estate acquisition team is currently evaluating over €4 billion in acquisitions, in addition to the real estate which it has already committed to acquire this year. Eurocastle believes it is likely that it will commit to acquire at least 50% of this pipeline. If successful, this would bring the total 2006 commitments and acquisitions to approximately €3 billion versus Eurocastle's 2006 target of €1 billion. The Company continues to see strong deal flow in Germany and believes that the German property market will continue to provide further attractive investment opportunities.

Real Estate Investment Portfolio

As of 30 September 2006, Eurocastle owned an approximate €2.9 billion portfolio of real estate investments, comprising investment properties of €2.7 billion (including unrealised fair value gains of €89.6 million for the first nine months of 2006) and real estate fund units of €148.4 million (including unrealised fair value losses of €4.9 million for the first nine months of 2006). Real estate investments accounted for 82% of Eurocastle's total equity.

Overview Real Estate Investment Portfolio

(in €'000, except for percentages)	Unaudited As of 30 September 2006	Unaudited As of 30 June 2006	As of 31 December 2005
Investment properties at fair value			
Drive*	2,067,068	2,068,040	-
Wave*	332,579	323,943	322,352
Retail*	338,803	256,495	141,188
Real estate fund units	148,412	187,274	189,591
Total investment in real estate investments	2,886,862	2,835,752	653,131
Weighted average asset yield	5.85%	5.86%	7.69%
Weighted average liability cost	4.38%	4.35%	4.84%
Weighted average net spread	1.47%	1.51%	2.85%

*Investment property portfolios defined on page 18

Investment Properties

Drive Portfolio

The Drive portfolio is Eurocastle's €2.1 billion German property portfolio purchased from Dresdner Bank, via the acquisition of Dresdner Grund-Fonds. The portfolio is composed of 303 German commercial real estate properties or approximately 840,000 square meters of lettable space. Dresdner Bank represents approximately 80% of rental income and the average lease is approximately 7.3 years with an average occupancy of 82.6%, up from 80.7% at the time of acquisition.

Eurocastle maintains close relationships with its tenants and has been successful in renewing leases with Dresdner Bank on approximately 77% of 22,886 square meters due to expire at the end of 2006.

Wave Portfolio

The Wave portfolio consists of 96 properties or approximately 295,000 square meters primarily of office space. Deutsche Bank represents approximately 69% of rental income and the average lease is approximately 4.8 years with occupancy of 78.7% at quarter end, up from 74.6% at 31 December 2005.

Retail Portfolio

The Company continued to add to its retail portfolio and acquired 18 properties for its fourth retail portfolio ("Turret") at an all-in purchase price of €75 million during the quarter. As of 30 September 2006, Eurocastle owned 121 recently developed German retail properties located throughout Germany. The properties were purchased for an aggregate purchase price of €330 million representing approximately 253,000 square meters of lettable space. The space is leased to leading German retailers with occupancy of 99.8% and an average lease term of approximately 9.3 years.

Acquisitions

During the first nine months of 2006, Eurocastle substantially increased its real estate portfolio to €2.9 billion.

On 1 September 2006, Eurocastle entered into a purchase agreement with DB Real Estate Investment GmbH to acquire a portfolio of 6 office properties for an all-in purchase price of approximately €503 million. The properties are located in Berlin, Frankfurt, Dusseldorf, Wiesbaden, Eschborn and Sulzbach. The purchase price reflects an unleveraged initial yield on in-place cash flow of approximately 5.6%. This transaction is expected to complete in the 4th quarter 2006 and will be accounted for in the year-end 2006 financial statements. The properties have an average age of less than 10 years and approximately 190,600 square meters. The portfolio has stable cash flows with an average lease term of 7 years and over 80% of annual revenue contributed by major corporate tenants. An initial occupancy rate of approximately 93% gives an opportunity for future income growth. The main tenants are businesses operating in the automotive, telecommunications, transport, chemicals and IT sectors and include Deutsche Bahn, Arcor AG & Co. KG, CSC Ploenkzke AG, Clariant GmbH and Daimler Chrysler AG. The acquisition fits our property investment strategy of acquiring high quality commercial real estate let to credit tenants with an opportunity for significant value creation through active management.

Since the quarter end, five of the six properties have funded for a total all-in purchase price of €410 million. The last property is expected to fund prior to the year end.

Eurocastle funded €68 million in the first half of the year to complete the acquisition of its third retail property portfolio which began in December 2005. The aggregate purchase price of the portfolio was €107 million, yielding approximately 7%. In addition, during the nine month period to 30 September 2006, Eurocastle acquired 39 retail properties for the Turret portfolio for an all-in purchase price of €124 million, out of a committed total of approximately €200 million. Since the quarter end, a further 6 properties have been funded for a total purchase price of €22.8 million.

In February 2006, the Company completed the acquisition of a €2 billion German property portfolio from Dresdner Bank via the acquisition of Dresdner Grund-Fonds.

Real Estate Fund Units

As of 30 September 2006, Eurocastle had a total interest of €148 million (including cumulative unrealised fair value gains of €3.2 million since acquisition) in a real estate investment fund that owns a portfolio of approximately 400 Italian properties. The properties are let to Italian government agencies. The original term of the Lease Agreement is 9 years (7.2 years remaining), with an extension option for a further 9 years. The properties are 100% occupied. During the third quarter, Eurocastle reduced its investment in the real estate fund by 20% (300 Units) and realized a net gain of €2.2 million.

Debt Investment Portfolio

Overview of Real Estate and Other ABS Securities and Real Estate Loans

	Unaudited As of 30 September 2006	Unaudited As of 30 June 2006	As of 31 December 2005
Total debt investments (excluding restricted cash) (in €'000)	1,769,854	1,560,918	1,537,945
Weighted average asset margin (above Euribor)	1.89%*	1.87%*	1.88%*
Weighted average liability spread	0.53%*	0.54%*	0.53%*
Weighted average net spread	1.36%*	1.33%	1.35%*
Weighted average credit rating	BBB-	BBB	BBB+
Percentage investment grade of debt investment portfolio	73%	81%	87%
Number of securities and loans	151	136	127

* Includes assets and liabilities referenced under total return swaps

Portfolio

As of 30 September 2006, Eurocastle's total debt investment portfolio of approximately €1.8 billion represented 18% of the Company's total equity. The debt portfolio included €743 million of CMBS, €766 million of other asset backed securities (including €356 million of RMBS) and €260 million of loans. The debt investment portfolio is well diversified with 151 securities and loans and an average life of approximately 4.46 years; approximately 97% of the portfolio comprises floating-rate securities. The portfolio is geographically diversified with direct exposures of 46% in the UK, 15% in Italy, 20% in Germany, 6% Pan European and 4% in France. The average credit quality of the debt investment portfolio is BBB- and approximately 73% of the investments are rated investment grade. The portfolio's weighted average credit spread was approximately 1.89% as of 30 September 2006.

Eurocastle's debt investment portfolio has continued to perform well. As of 30 September 2006, none of the Company's securities or loans had defaulted, and there have been no principal losses to date. Within Eurocastle's debt investment portfolio, the company continues to seek investments that will generate superior risk-adjusted returns with a long-term objective of capital preservation and earnings stability in varying interest rate and credit cycles.

Acquisitions

In the first nine months of 2006, Eurocastle purchased approximately €516.6 million of real estate related securities and loans. The securities and loans purchased have an average credit rating of BB and a net credit spread of 2.17%.

After allowing for sales of securities and principal redemptions, the net increase in face amount of real estate related securities and real estate related loans during the first nine months was €235.4 million, increasing the net face amount of real estate related securities and real estate related loans to €1,769.2 million at 30 September 2006 with an average credit rating of BBB-.

Financing

Debt Financing

In February, Eurocastle entered into €1.525 billion 7-year fixed interest term loans to finance the Dresdner Bank portfolio acquisition at an all-in cost of 4.18%.

The third retail portfolio (Truss) was financed with an €85.3 million 10-year fixed rate term facility at an all-in finance cost of 4.86%. The Company raised additional financing to fund the fourth retail portfolio (Turret), utilised €91.9 million of a €150 million 10-year fixed rate term facility at an all-in financing cost of 4.93%. The Turret portfolio is expected to have an aggregate purchase price of approximately €200 million when fully funded.

The Bridge portfolio acquisition will be financed with a 7 year fixed interest term loan facility of €372.1 million at an all-in financing cost of 4.78%.

Eurocastle continues to finance its real estate investment portfolio with fixed rate term loans, which has substantially eliminated exposure to increased interest rates. This is consistent with our objective of locking in the spread between the yield on our investments and the cost of financing those investments.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements. Such forward-looking statements relate to, among other things, future commitments to acquire real estate and achievement of acquisition targets, availability of attractive investment opportunities, methods of funding portfolios, timing of completion of acquisitions, the operating performance of our investments and financing needs. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may", "will", "should", "potential", "intend", "expect", "endeavour", "seek", "anticipate", "estimate", "overestimate", "underestimate", "believe", "could", "project", "predict", "continue", "plan", "forecast" or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of future plans or strategies is limited. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance may differ materially from those set forth in the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results or stated expectations, including the risk that Eurocastle will be unable to reach agreement or suitable terms with respect to any significant portion of the real estate acquisition opportunities currently being evaluated.

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

REPORT ON REVIEW OF INTERIM FINANICAL INFORMATION

Introduction

We have reviewed the accompanying consolidated balance sheet of Eurocastle Investment Limited and its subsidiaries, as of 30 September 2006 and the related consolidated income statement, statement of changes in equity and statement of cash flows for the nine-month period then ended, and summary of significant accounting policies and other explanatory notes (as set out on pages 15 to 49). Management is responsible for the preparation and presentation of this interim financial information in accordance with International Financial Reporting Standards ("IFRS"). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with International Financial Reporting Standards ("IFRS").

Ernst and Young LLP
London
15th November 2006

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

	Notes	Unaudited Nine Months Ended 30 September 2006 €'000	Unaudited Nine Months Ended 30 September 2005 €'000	Unaudited Three Months Ended 30 September 2006 €'000	Unaudited Three Months Ended 30 September 2005 €'000
Operating Income					
Interest income	3	67,561	47,408	23,163	16,970
Rental income	4	103.219	19,063	40,111	6,408
Service Charge Income	5	17,353	2,915	6.667	275
Real estate fund unit interest income		14,559	3,607	4.964	3,607
Realised gain on disposal of available-for-sale securities		289	2,233	-	380
Realised gain on disposal of investment properties		-	731	-	731
Net realised gain on disposal of real estate fund units		2.163	-	2,163	-
Increase/(Decrease) in fair value of investment properties		89.576	445	12,280	(68)
(Decrease)/Increase in fair value of real estate fund unit		(4,914)	7,122	(2,563)	7,122
(Decrease) in fair value of interest rate swaps		(1,720)	-	(1,720)	-
(Decrease)/Increase in fair value of total return swap		(148)	428	(45)	428
Total operating income		287,938	83,952	85,020	35,853
Operating Expenses					
Interest expense	6	102,389	40,371	38,536	14,876
Losses/(Gains) on foreign currency contracts/currency translation		685	1,473	(282)	314
Service charge expenses	5	24,441	3,911	9,442	333
Property operating expenses		5.386	1,124	1.265	859
Other operating expenses	7	18.989	6,629	7.066	2,529
Total operating expenses		**151,890**	53,508	**56,027**	18,911
Operating Profit before Taxation		**136,048**	30,444	**28,993**	16,942
Taxation expense - current	8	283	877	94	590
Taxation expense - deferred	8	1,630	-	1,370	-
Net Profit after Taxation		**134,135**	29,567	**27,529**	16,352
Earnings Per Ordinary Share					
Basic	20	3.12	1.45	0.60	0.68
Diluted	20	3.00	1.39	0.58	0.65
Weighted Average Ordinary Shares Outstanding					
Basic	20	43,012,864	20,443,707	45.681.245	24,209,670
Diluted	20	44.695.704	21,206,023	47,387,789	25,046,485

See notes to the consolidated financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	Notes	Unaudited 30 September 2006 €'000	31 December 2005 €'000
Assets			
Cash and cash equivalents		119,379	13,640
Restricted cash	9	45,134	-
Asset backed securities, available-for-sale (includes cash to be invested)	10	1,490,241	1,342,638
Asset backed securities pledged under repurchase agreements	10	44,500	109,909
Real estate related loans	11	260,129	92,649
Real estate fund units	13	148,412	189,591
Investment property	14	2,738,450	463,540
Intangible assets	15	1,077	542
Other assets	12	67,240	61,471
Total assets		**4,914,562**	**2,273,980**
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 45,681,245 shares issued and outstanding at 30 September 2006	21	804,269	286,801
Net unrealised gain on available-for-sale securities	9,10	1,016	4,703
Hedging reserve	22	6,796	(12,100)
Accumulated profit		111,665	18,442
Other reserves	21	7,937	1,020
Total equity		**931,683**	**298,866**
Minority Interests		2	2
Liabilities			
CDO bonds payable	16	1,208,065	977,485
Bank borrowings	17	2,591,071	835,162
Repurchase agreements	18	42,275	103,542
Current taxation payable	8	614	168
Deferred taxation payable	8	3,577	2,110
Trade and other payables	19	137,275	56,645
Total liabilities		**3,982,877**	**1,975,112**
Total equity and liabilities		**4,914,562**	**2,273,980**

See notes to the consolidated financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Unaudited Nine Months Ended 30 September 2006 €'000	Unaudited Nine Months Ended 30 September 2005 €'000
Cash Flows From Operating Activities		
Net profit before taxation	136,048	30,444
Adjustments for:		
Gain on disposal of investment properties		(731)
Unrealised gain/(loss) on foreign currency contracts	685	(106)
Accretion of discounts on securities	(117)	(3,561)
Amortisation of borrowing costs	2,781	(382)
Realised gain on disposal of real estate fund units	(2,163)	-
Realised gain on disposal of available-for-sale securities	(289)	(2,233)
Shares granted to directors	172	108
Amortisation of intangible assets	92	-
Revaluation (gain)/loss of real estate fund units	4,914	(7,122)
Revaluation (gain) of investment properties	(89,576)	(445)
Revaluation loss of total return swap	148	-
Revaluation loss on interest rate swap	1,720	-
Net change in operating assets and liabilities:		
(Increase)/decrease in restricted cash	(45,134)	933
Decrease/(increase) in other assets	494	(15,966)
Increase in trade and other payables	85,110	51,525
Net cash flows from operating activities	**94,885**	52,464
Cash Flows From Investing Activities		
Purchase of investment property	(2,185,334)	(79,542)
Net movement of available-for-sale securities	(155,609)	(264,753)
Net movement of securities pledged under repurchase Agreements	65,409	-
Net movement of real estate related loans	(167,480)	-
Redemption/(additions) of real estate fund units	38,428	(174,870)
Proceeds from disposal of investment property	-	1,190
Purchase of intangible assets	(627)	-
Net cash flows used in investing activities	**(2,405,213)**	(517,975)
Cash Flows From Financing Activities		
Proceeds of issuance of ordinary shares	535,401	99,015
Costs related to issuance of ordinary shares	(11,188)	(3,998)
Proceeds from issuance of bonds	235,458	520,083
Costs related to issuance of bonds	(1,539)	(4,523)
Borrowings under repurchase agreements	(61,267)	(112,821)
Repayments under warehouse borrowing facility	-	(350,843)
Net movement of bank borrowings	1,760,114	344,457
Dividends paid to shareholders	(40,912)	(18,652)
Net Cash Flows from Financing Activities	**2,416,067**	472,718
Net Increase in Cash and Cash Equivalents	**105,739**	7,207
Cash and Cash Equivalents, Beginning of Period	**13,640**	10,293
Cash and Cash Equivalents, End of Period	**119,379**	17,500

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Ordinary Shares (Adjusted for Share Consolidation)	Share Capital €'000	Other Reserves €'000	Net Unrealised Gains/ (Losses) €'000	Hedging Reserves €'000	Accumulated Profit (Loss) €'000	Total Equity €'000
At 1 January 2005	18,463,670	192,309	400	6,604	713	6,394	206,420
Net unrealised gain on available-for-sale securities	-	-	-	2,247	-	-	2,247
Issuance of shares – June 2005	5,740,000	99,015	-	-	-	-	99,015
Costs related to issue of shares – June 2005	-	(3,998)	-	-	-	-	(3,998)
Issuance of ordinary shares to directors	6,000	108	-	-	-	-	108
Realised gains reclassified to the income statement	-	-	-	2	-	-	2
Realised losses recycled to the income statement	-	-	-	(1,783)	-	-	(1,783)
Net unrealised loss on hedge instruments	-	-	-	-	(6,689)	-	(6,689)
Costs related to issue of options on follow on share issue	-	(620)	620	-	-	-	-
Net gains/(losses) not recognised in the income statement	-	-	1,020	7,070	(5,976)	-	2,114
Net profit for the six months	-	-	-	-	-	29,567	29,567
Total Movement for the Period	-	-	-	466	(6,689)	29,567	23,344
Dividends paid	-	-	-	-	-	(18,652)	(18,652)
At 30 September 2005 (Unaudited)	24,209,670	286,814	1,020	7,070	(5,976)	17,309	306,237

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (cont'd)

	Ordinary Shares (Adjusted for Share Consolidation)	Share Capital €'000	Other Reserves €'000	Net Unrealised Gains/ (Losses) €'000	Hedging Reserves €'000	Accumulated Profit (Loss) €'000	Total Equity €'000
At 1 October 2005	**24,209,670**	**286,814**	**1,020**	**7,070**	**(5,976)**	**17,309**	**306,237**
Net unrealised (loss) on available-for-sale securities	-	-	-	(2,036)	-	-	(2,036)
Costs related to issue of shares – June 2005	-	(13)	-	-	-	-	(13)
Realised losses reclassified to the income statement	-	-	-	(331)	-	-	(331)
Net unrealised loss on hedge instruments	-	-	-	-	(6,124)	-	(6,124)
Net Gains/(Losses) Not Recognised in the Income Statement	-	-	1,020	4,703	(12,100)	-	(6,377)
Net profit for the period	-	-	-	-	-	10,091	10,091
Total Movement for the Quarter	-	-	-	(2,367)	(6,124)	10,091	1,600
Dividends paid	-	-	-	-	-	(8,958)	(8,958)
At 31 December 2005	24,209,670	286,801	1,020	4,703	(12,100)	18,442	298,866

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (cont'd)

	Ordinary Shares (Adjusted for Share Consolidation)	Share Capital €'000	Other Reserves €'000	Net Unrealised Gains/ (Losses) €'000	Hedging Reserves €'000	Accumulated Profit (Loss) €'000	Total Equity €'000
At 1 January 2006	24,209,670	286,801	1,020	4,703	(12,100)	18,442	298,866
Net unrealised loss on available-for-sale securities	-	-	-	(3,716)	-	-	(3,716)
Issuance of shares – January 2006	21,394,429	534,690	-	-	-	-	534,690
Costs related to issue of shares – January 2006	-	(11,188)	-	-	-	-	(11,188)
Issuance of ordinary shares to directors	6,000	172	-	-	-	-	172
Share options exercised – June 2006	71,146	711	-	-	-	-	711
Realised losses recycled to the income statement	-	-	-	29	-	-	29
Net unrealised gain on hedge instruments	-	-	-	-	18,305	-	18,305
Recycling of fair value of novated swaps to profit and loss account	-	-	-	-	591	-	591
Cost related to issue of options on follow on share issue	-	(6,917)	6,917	-	-	-	-
Net Gains Not Recognised in the Income Statement	-	-	7,937	1,016	6,796	-	15,749
Net profit for the nine months	-	-	-	-	-	134,135	134,135
Total Movement for the Period	-	-	6,917	(3,687)	18,896	134,135	156,261
Dividends paid	-	-	-	-	-	(40,912)	(40,912)
At 30 September 2006 (Unaudited)	**45,681,245**	**804,269**	**7,937**	**1,016**	**6,796**	**111,665**	**931,683**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. Eurocastle Investment Limited is a Euro denominated Guernsey closed-end investment company listed on Euronext Amsterdam (formerly listed on the London Stock Exchange). The activities of the Company include the investing in, financing and managing of European real estate assets and European real estate related debt.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee and incentive compensation (as well as reimbursement for expenses, including expenses of certain employees providing property/asset management and finance services), as described in the Management Agreement. The Company has no ownership interest in the Manager.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements are prepared in accordance with IAS 34 "Interim Financial Statements." The interim financial statements have been prepared under the same accounting principles and methods of computation as in the financial statements as at 31 December 2005 and for the year then ended. The consolidated financial statements are presented in euros, the functional currency of the Group, because the Group conducts its business predominantly in euros.

Basis of Preparation

The consolidated financial statements are prepared on a fair value basis for derivative financial instruments, investment property, financial assets and liabilities held for trading, and available-for-sale assets. Other financial assets and liabilities and non-financial assets and liabilities are stated at amortised or historical cost.

The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on the company's management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

Where such judgements are made they are indicated within the accounting policies below.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the nine months ended 30 September 2006. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred from the Group.

At 30 September 2006, the Group's subsidiaries consisted of a number of subsidiaries in Ireland, Luxembourg and Germany.

Eurocastle Funding Limited ("EFL"), Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II"), Eurocastle CDO III PLC ("CDO III") and Eurocastle CDO IV PLC ("CDO IV") are all limited companies incorporated in Ireland. The ordinary share capital of these vehicles is held by outside parties and the Company has no voting rights. In accordance with the Standing Interpretations Committee Interpretation 12 Consolidation – Special Purpose Entities, the Group consolidates EFL, CDO I, CDO II, CDO III, CDO IV as it retains control over these entities and retains the residual risks of ownership of these entities.

Eurocastle owns either directly or indirectly a 100% equity interest in a number of significant operating subsidiaries in Luxembourg, Germany and Ireland, as disclosed in Note 27, which are consolidated into these financial statements

Eurocastle's investment in real estate fund units are held by Finial Sàrl ("FIP"), a Luxembourg limited company, which is 100% owned by Luxgate Sàrl.

Eurocastle owns 100% of Luxgate Sàrl.

Financial Instruments

Classification

Financial assets and liabilities measured at fair value through the profit and loss account are principally those instruments that the Group holds for the purpose of short-term profit taking. These include total return swaps, real estate fund units, interest rate swaps and forward foreign exchange contracts that are not designated as effective hedging instruments.

Available-for-sale assets and restricted short term investments are financial assets that are not classified as instruments held at fair value through the profit & loss account, loans and advances, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities.

Recognition

The Group recognises financial assets that are classified as held at fair value through the profit & loss account and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in the fair value of the assets are recognised.

A financial liability is recognised on the date the Group becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at fair value plus, in the case of a financial asset or liability not measured at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Subsequent to initial recognition all instruments that are classified as held at fair value through the profit and loss account and available for sale assets are carried at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is calculated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, expected future cash flows are based on our manager's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is calculated at the amount that the Group would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of instruments that are classified as held at fair value through the profit & loss account are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of) or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition of financial assets and liabilities

Financial Assets

A financial asset is derecognised when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred the control of the asset.

Where the Group has transferred its right to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the income statement.

Impairment

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the calculated future cash flows of the financial asset or group of financial assets that can be reliably measured.

In the case of financial assets classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement.

Subsequent increases in the fair values of both debt instruments classified as available-for-sale and financial assets measured at amortised cost, which can be objectively related to an event occurring after previous impairment losses have been recognised in the income statement, are recorded in the income statement. Such reversals are then taken through the income statement only to the extent previous impairment losses have been taken through the income statement.

Hedge accounting

Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value.

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on re-measurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged items affect the net profit and loss.

Repurchase Agreements

Securities and real estate loans subject to repurchase agreements are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral. The counterparty liabilities have been classified as repurchase agreements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, as well as cash held by the trustees of CDO I, II and III securitisations as a reserve for future trustee expenses. In addition, restricted cash comprises cash held as part of the minimum liquidity requirement for the Dresdner Grund-Fonds. As such, these funds are not available for use by the Group.

Investment Properties

Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property.

Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise.

Investment properties are derecognised when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the year of retirement or disposal.

Tenant improvements and leasing commissions incurred at the commencement of the lease are capitalised, and amortised on a straight-line basis over the life of the lease.

The value of investment property incorporates 31 properties which are considered finance leases or operating leases. As the Group has assumed substantially all the risks and rewards associated with these assets, these have been treated as investment property under IAS 17 and IAS 40 respectively. These properties have been recognised at fair value in the same manner as freehold property. An associated liability representing the present value of lease payments to the freehold owner has been included in Trade and Other Payables on the balance sheet.

Finance Leases

The determination of whether an arrangement is, or contains a finance lease, is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and the reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the income statement as they arise.

Real Estate Fund Units

Real estate fund units are recorded at fair value in the consolidated balance sheet, with any change in fair value recognised in the consolidated income statement. The interest income is recognised in the income statement as it accrues, taking into account the effective yield of the real estate fund units.

Intangible Assets

Software development costs are capitalised when they meet certain criteria relating to identifiability, it is probable that future economic benefits will flow to the enterprise, and the cost can be measured reliably. These software costs are recognised in profit and loss through amortisation of the capitalised software costs on a straight line basis over their expected useful life of 5 years.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Group's repurchase agreements, are initially recognised at fair value, being the fair value of consideration received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Minority Interests

Minority interests represent interests held by outside parties in the Group's consolidated subsidiaries.

Revenue Recognition

The company considers revenue to comprise interest income and rental income as its principal business is investing in, financing and management of European real estate and other asset backed securities and other real estate related assets.

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income on freehold and finance lease investment property is recognised on an accruals basis. Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease term. Incentives given to enter into lease agreements are spread evenly over the lease term as a reduction of rental expense, even if the payments are not made on such a basis.

Service Charges

Eurocastle acts as a principal bearing the risk of over/under charging of service costs to its tenants. The service income earned from the tenants and the service costs incurred are shown separately in the income statement.

Service Income

Service income represents service costs recoverable from tenants and is recognised on a straight line basis over the lease agreement.

Service Costs

Service costs represent service contracts entered into for the operation of the property, and are expensed on an accrual basis.

Property Expenses

Property expenses are expenses that are incurred on the property portfolio that are not able to be recovered from tenants. Property expenses are recognised on an accruals basis in the Income Statement.

Income Tax

The Company is a Guernsey, Channel Islands limited company and is not subject to taxation. The company's subsidiaries, EFL, CDO I, CDO II, CDO III and CDO IV are Irish registered companies and are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Group's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from their investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The taxation accrual for the nine months ended 30 September 2006 relates to these subsidiaries.

The Group's subsidiaries Bastion, Belfry, Truss and Turret are also subject to German income tax on rental income net of interest and other expense deductions. No taxable income has been generated in these entities and therefore no tax accrual has been made for the period ended 30 September 2006.

The Group's investment in the underlying properties in relation to the Drive portfolio and the Real Estate Fund Units is by way of units in an open-ended real estate fund. No corporation tax is due on income generated from its investment in these units.

Certain Luxembourg subsidiaries are subject to Luxembourg tax on a small amount of net interest which is attributable to shareholder loans and other debt instruments used within each of the structures supporting the different investment property portfolios

Deferred Taxation

Deferred income tax is provided in full, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred income tax is recognised for all temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements, with the following exceptions:

- where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;

- in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and

- deferred income tax assets are recognised only to the extent that it is probable that taxable profit will be available against which deductible temporary differences, carried forward tax credits or tax losses can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Foreign Currency Translation

The functional and presentation currency of the Group and its subsidiaries is the euro. Transactions in foreign currencies are initially recorded in the functional currency rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Share-Based Payments

Share-based payments are accounted for based on their fair value on grant date. The fair value is calculated by reference to an option pricing model. The fair value of the share options granted in relation to capital raises has been fully recognised (vested) on the date of grant as a cost relating to the issue of shares with a corresponding increase to other reserves.

Share options granted to directors are recognised in the profit & loss over the period that the services are received.

International Financial Reporting Standards to be adopted in 2007 and later

IAS 1 Amendment – Presentation of Financial Statements: Capital Disclosures and *IFRS 7 Financial Instruments: Disclosures*

Upon adoption of IAS 1 Amendments and IFRS 7, the Group will have to disclose additional information about its policies and processes for managing capital, as well as financial instruments, their significance and the nature and extent of risks that they give rise to. More specifically the Group will need to disclose the fair value of its financial instruments and its risk exposure in greater detail. There will be no effect on reported income or net assets.

3. INTEREST INCOME

Interest income for the three and nine months ended 30 September 2006 of €23.2 million and €67.6 million respectively (30 September 2005: €17.0 million and €47.4 million) is primarily interest income earned on the Asset backed securities available-for-sale and Asset backed securities pledged under repurchase agreements.

4. RENTAL INCOME

Rental income for the three and nine months ended 30 September 2006 of €40.1 million and €103.2 million respectively (30 September 2005: €6.4 million and €19.1 million) represents rental income earned on investment properties.

5. SERVICE INCOME AND COSTS

Service Income for the three and nine months ended 30 September 2006 of €6.7 million and €17.4 million respectively (30 September 2005: €0.3 million and €2.9 million) represents the service costs recoverable from tenants.

Service Costs for the three and nine months ended 30 September 2006 of €9.4 million and €24.4 million respectively (30 September 2005: €0.3 million and €3.9 million) represents the costs relating to the service contracts entered into for the operation of the properties

6. INTEREST EXPENSES

Interest expense for the three and nine months ended 30 September 2006 of €38.5 million and €102.4 million respectively (30 September 2005: €14.9 million and €40.4 million) comprises interest expense incurred on the CDO bonds payable, bank borrowings and repurchase agreements.

7. OTHER OPERATING EXPENSES

	Nine Months to 30 September 2006 €'000	Nine Months to 30 September 2005 €'000	Three Months to 30 September 2006 €'000	Three Months to 30 September 2005 €'000
Professional fees	4,343	1,149	1,251	353
Management fees	8,465	2,537	3,047	1,088
Incentive fees	2,235	2,463	1,451	1,008
Amortisation	92	-	31	-
Other	3,854	480	1,286	80
	18,989	6,629	**7,066**	2,529

8. TAXATION EXPENSE

	Nine months to 30 September 2006 €'000	Nine months to 30 September 2005 €'000	Three Months to 30 September 2006 €'000	Three Months to 30 September 2005 €'000
Current tax				
Germany	9	877	9	590
Luxembourg	274	-	85	-
Total	**283**	**877**	**94**	**590**
Deferred tax				
Germany	1,630	-	1,370	-
Total Deferred Tax	**1,630**	**-**	**1,370**	**-**
Total Tax Charge	**1,913**	**877**	**1,464**	**590**

Reconciliation of the total tax charge

The tax expense in the Income Statement for the year is higher than the standard rate of corporation tax in Guernsey of 0%. The difference is reconciled below:

	Nine Months Ended 30 September 2006 €'000	Nine Months Ended 30 September 2005 €'000	Three Months Ended 30 September 2006 €'000	Three Months Ended 30 September 2005 €'000
Profit on ordinary activities before taxation	136,048	30,444	28,993	16,942
Profit on ordinary activities based on Guernsey tax of 0%	-	-	-	-
Overseas taxation	1,913	877	1,464	590
Total Tax Charge Reported in the Income Statement	**1,913**	**877**	**1,464**	**590**

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (cont'd)

Analysis of Deferred Tax

	Nine months Ended 30 September 2006 €'000	Nine months Ended 30 September 2005 €'000	Three Months Ended 30 September 2006 €'000	Three Months Ended 30 September 2005 €'000
Tax losses carried forward	(1,591)	-	(1,386)	-
Short term timing differences				
Loan expense	97	-	126	-
Long term timing differences				
Accelerated capital allowance	2,134	-	1,646	-
Revaluation of investment properties	893	-	893	-
Other	97	-	91	-
Deferred Tax Expense	**1,630**	-	**1,370**	-

Movement in Taxation Payable

	30 September 2006 €'000	31 December 2005 €'000
Opening tax payable	2,278	-
Tax expense for the period	1,913	2,278
Closing taxation payable	**4,191**	**2,278**
Split between		
Current Tax	614	168
Deferred Tax	3,577	2,110
Closing taxation payable	**4,191**	**2,278**

The taxation expense for the 9 months ended 30 September 2006 relates to the Group's Luxembourg and German subsidiary companies as described in Note 2. The German tax charge is based on German tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The Luxembourg tax charge is based on Luxembourg tax on a small amount of net interest which is attributable to shareholder loans and other debt instruments used within each of the structures supporting the different investment property portfolios.

9. RESTRICTED SHORT TERM INVESTMENTS OR CASH

There is a minimum liquidity requirement of 5% of the value of Dresdner Grund-Fonds, the subsidiary through which the Drive portfolio is held, in accordance with German Investment Companies Act requirements. At 30 September 2006, the liquidity requirement was held as a short term deposit. Subsequent to 30 September 2006, the liquidity requirement of 5% has been invested in high grade debt securities of short duration.

10. AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Group's available-for-sale securities at 30 September 2006.

			Gross Unrealised			Weighted Average			
	Current Face Amount	**Amortised Cost Basis**	**Gains**	**Losses**	**Carrying Value**	**Rating***	**Coupon**	**Margin**	**Maturity (Years)**
	€'000	€'000	€'000	€'000	€'000				
Portfolio I									
CMBS	154,335	154,318	827	(54)	155,091	BBB	4.77%	1.54%	4.06
Other ABS	244,246	244,780	1,469	(456)	245,793	BBB	5.21%	1.88%	3.95
	398,581	399,098	2,296	(510)	400,884	BBB	5.04%	1.75%	3.99
Portfolio II									
CMBS	234,831	234,926	270	(266)	234,930	BBB	4.54%	1.35%	5.13
Other ABS	196,505	196,909	354	(462)	196,801	BBB	4.57%	1.34%	4.51
	431,336	431,835	624	(728)	431,731	BBB	4.55%	1.35%	4.85
Portfolio III									
CMBS	237,273	237,414	525	(331)	237,608	BBB	5.20%	1.95%	5.46
Other ABS	228,003	228,162	660	(197)	228,625	BBB	4.78%	1.45%	3.72
	465,276	465,576	1,185	(528)	466,233	BBB	4.99%	1.70%	4.60
Portfolio IV									
CMBS	116,807	115,668	728	(1,243)	115,153	BBB+	4.81%	2.10%	5.05
Other ABS	52,058	52,032	22	(830)	51,224	BBB	4.59%	1.41%	5.30
	168,865	167,700	750	(2,073)	166,377	BBB+	4.74%	1.89%	5.13
Total Portfolio	**1,464,058**	**1,464,209**	**4,855**	**(3,839)**	**1,465,225**	**BBB**	**4.85%**	**1.63%**	**4.57**
Other Securities									
Other ABS	44,500	44,500	-	-	44,500	AAA	4.14%	0.90%	0.98
	44,500	**44,500**	**-**	**-**	**44,500**	**AAA**	**4.14%**	**0.90%**	**0.98**
	1,508,558	**1,508,709**	**4,855**	**(3,839)**	**1,509,725**	**BBB**	**4.83%**	**1.61%**	**4.46**
Restricted Cash – Cash to be Invested					**25,016**				
Total Asset Backed Securities (Including Cash to be Invested)					**1,534,741**				

* Ratings are based on the minimum public or private rating obtained from Fitch, Moody's or S&P ratings agencies

CMBS – Commercial Mortgage Backed Securities
Other ABS – Other Asset Backed Securities

The securities within Portfolio I, II and III are encumbered by CDO securitisations (Note 16).

The following is a summary of the Group's available-for-sale securities at 31 December 2005.

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Portfolio I									
CMBS	152,096	151,956	1,592	(43)	153,505	BBB	4.13%	1.86%	3.16
Other ABS	248,300	248,813	2,258	(159)	250,912	BBB+	4.28%	1.95%	3.74
	400,396	400,769	3,850	(202)	404,417	BBB	4.23%	1.91%	3.52
Portfolio II									
CMBS	130,013	129,898	434	(527)	129,805	BBB	3.89%	1.67%	5.02
Other ABS	143,945	144,266	588	(350)	144,504	BBB	3.82%	1.40%	4.84
	273,958	274,164	1,022	(877)	274,309	BBB	3.85%	1.53%	4.93
Portfolio III									
CMBS	169,452	169,646	1,016	(254)	170,408	BBB-	4.26%	1.94%	4.81
Other ABS	211,768	212,038	628	(810)	211,856	BBB	3.87%	1.61%	3.56
	381,220	381,684	1,644	(1,064)	382,264	BBB	4.04%	1.75%	4.11
Portfolio IV									
CMBS	207,063	206,254	308	(139)	206,423	BBB+	4.00%	1.81%	5.30
Other ABS	67,952	68,025	137	(188)	67,974	A-	4.06%	1.82%	4.70
	275,015	274,279	445	(327)	274,397	BBB+	4.01%	1.81%	5.15
Total Portfolio	**1,330,589**	**1,330,896**	**6,961**	**(2,470)**	**1,335,387**	**BBB**	**4.05%**	**1.77%**	**4.32**
Other Securities									
CMBS	65,617	65,543	73	(207)	65,409	AA-	2.89%	0.58%	0.72
Other ABS	44,500	44,154	346	-	44,500	AAA	3.54%	0.90%	1.76
	110,117	**109,697**	**419**	**(207)**	**109,909**	**AA**	**3.15%**	**0.71%**	**1.14**
	1,440,706	**1,440,593**	**7,380**	**(2,677)**	**1,445,296**	**BBB+**	**3.98%**	**1.69%**	**4.07**
Restricted Cash – Cash to be Invested					**7,251**				
Total Asset Backed Securities (Including Cash to be Invested)					**1,452,547**				

Asset backed securities, available for sale at fair value of €44.5 million (31 December: €109.9 million) have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these securities have been reclassified as pledged securities as follows:

	30 September 2006 €'000	31 December 2005 €'000
Asset backed securities, available for sale (includes cash to be invested)	1,490,241	1,342,638
Asset backed securities pledged under repurchase agreements	44,500	109,909
Total Asset Backed Securities	1,534,741	1,452,547

Cumulative net unrealised gains on available-for-sale securities recognised in the statement of changes in equity were as follows:

	30 September 2006 €'000	31 December 2005 €'000
Unrealised gains on available-for-sale securities	4,855	7,380
Unrealised losses on available-for-sale securities	(3,839)	(2,677)
Net unrealised gains on available-for-sale securities	**1,016**	**4,703**

11. REAL ESTATE LOANS

The following is a summary of the Group's real estate loans at 30 September 2006.

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average Rating	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Real estate loans	260,705	260,129	-	-	260,129	B**	6.30%	3.28%	4.77

** 29% of the Real Estate Loans portfolio have ratings based on the minimum public or private rating obtained from Fitch, Moody's or S&P ratings agencies. 71% of the Real Estate Loans have been assigned an internal credit rating in anticipation of a formal rating, which is currently being sought from S&P and Fitch

As at 31 December 2005:

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Real estate loans	93,120	92,649	-	-	92,649	*	5.49%	3.48%	3.88

* Included in real estate loans are loans with a total current face amount of €47.0 million and with an average rating of BB from S&P

12. OTHER ASSETS

	30 September 2006 €'000	31 December 2005 €'000
Unsettled security transactions	322	26,178
Interest receivable	12,926	18,963
Rent receivable	3,446	4,222
Prepaid expenses	2,846	638
Derivative assets	6,725	11,470
Service charge receivable	30,921	-
Other accounts receivable*	10,054	-
	67,240	61,471

* Other assets includes €4.0 million of real estate fund unit income receivable

12.1 Total Return Swap

Included in the Derivative Assets is one total return swap, the fair value of which as at 30 September 2006 is €263,215 (31 December 2005 - €144,000) and the collateral deposit posted is €3.245 million (31 December 2005 - €10.6 million). This total return swap has been recorded as a Derivative Asset and is treated as a trading asset that is not designated as an Effective Hedging Instrument for accounting purposes and any gain or loss arising from the change in fair value of the asset is recognized through profit and loss.

In August 2005, a subsidiary entered into a total return swap with a major investment bank, whereby it receives the sum of all interest (at an average of Sterling LIBOR + 5.50%) and any positive change in value from a referenced term loan with an initial notional amount of £15 million, and pays interest (at Sterling Overnight Interbank Average - "SONIA") on the notional amount plus any negative change in value amounts from such loan. Under the contract, the subsidiary is required to post an initial collateral deposit equivalent to 36.7% of the notional amount and additional margin may be payable in the event of a decline in the value of the referenced term loan. In August 2006, the subsidiary sold 100% of its interest in this total return swap.

In December 2005, a subsidiary entered into a total return swap with a major investment bank, whereby it receives the sum of all interest (at EURIBOR + 4.00%) and any positive change in value from a referenced term loan with an initial notional amount of €25.85 million, and pays interest (at EURIBOR + 0.40%) on the notional amount plus any negative change in value amounts from such loan. In May 2006, the subsidiary increased its holdings in the existing total return swap by €6.6 million. Under the contract, the subsidiary is required to post an initial collateral deposit equivalent to 10.0% of the notional amount and additional margin may be payable in the event of a decline in the value of the referenced term loan.

13. REAL ESTATE FUND UNITS

Between July and October 2005, the Group purchased an interest in 1,500 Class A real estate fund units backed by a portfolio of 394 properties in Italy. The original term of the Lease Agreement is 9 years, automatically renewable for a further 9 years, unless terminated by the Agenzia del Demanio (a public entity established by the Italian Ministry of Finance), with 12 months prior notice. The properties have a total occupancy of 100%. On 12 September 2006, 300 real estate fund units were sold.

	30 September 2006	31 December 2005
	€ '000	€'000
At 1 January	189,591	-
Purchase of real estate fund units	-	181,493
Additional acquisition costs	34	-
Sale of 300 Units	(36,299)	
(Decrease) / increase in fair value	(4,914)	8,098
	148,412	189,591

14. INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

	Freehold Land & Buildings €'000	Leasehold Property €'000	30 September 2006 Total €'000	31 December 2005 Total €'000
Opening balance	448,060	15,480	463,540	318,514
Additions	2,088,353	96,981	2,185,334	143,524
Disposals	-	-	-	(459)
Increase in fair value	85.784	3,792	89,576	1,961
Total	**2,622,197**	**116,253**	**2,738,450**	463,540

The value of investment properties incorporates 31 properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property, or if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Lease arrangements over the land on which the 31 investment properties are built have unexpired terms ranging from 8 years to 86 years.

A reconciliation of investment property valuations to the balance sheet carrying value of property is shown below:

	30 September 2006 €'000	31 December 2005 €'000
Investment property at market value as determined by external valuers	**2,712,689**	460,588
Add minimum payments under head leases separately included in trade and other payables on the balance sheet.	25,761	2,952
Balance sheet carrying value of investment property	2,738,450	463,540

Schedule of Minimum Lease Payments Under Finance and Operating Leases

	Total Value 30 September 2006 €'000	Present Value 30 September 2006 €'000	Total Value 31 December 2005 €'000	Present Value 31 December 2005 €'000
Under 1 year	1,369	1,293	239	227
From 2 to 5 years	5,712	4,683	1,013	778
More than 5 years	99,867	19,785	27,710	1,947
Total	**106,948**	**25,761**	**28,962**	**2,952**

Additional Information

The tables below provide additional information for the Wave and Drive portfolios and the Retail portfolio which includes the Bastion, Belfry, Truss and Turret portfolios.

Portfolio	Passing Rent* €'000	Net Rental Income €'000	Lettable Area Sq Metre	Vacancy %	Property Valuation €'000	Property Cost €'000	Net Rental Yield (Cost) %
Wave	25,691	21,898	294,721	21.3%	332,579	318,669	6.9%
Drive	111,802	101,173	841,682	17.4%	2,067,068	1,972,227	5.1%
Retail	25,915	24,295	253,129	0.2%	338,803	330,246	7.4%
Total	**163,408**	**147,366**	**1,389,532**		**2,738,450**	**2,621,142**	**5.6%**

Portfolio	Rent on Expiring Leases Yr 0-1 €'000	Rent on Expiring Leases Yr 2-3 €'000	Rent on Expiring Leases Yr 4-6 €'000	Rent on Expiring Leases Yr 7-10 €'000	Rent on Expiring Leases Yr 10+ €'000	Average Lease Length Years	Number of Properties
Wave	940	10,790	2,077	11,104	780	4.8	96
Drive	4,200	15,894	37,515	18,638	35,555	7.3	303
Retail	148	669	4,435	12,126	8,537	9.3	121
Total	**5,288**	**27,353**	**44,027**	**41,868**	**44,872**		**520**

* Passing rent is defined as the annual gross rental income at the period end, excluding the net effects of straightlining for lease incentives.

15. INTANGIBLE ASSET

Intangible Assets comprise software development costs with a book value as at 30 September 2006 of €1.1 million (31 December 2005: €0.54 million), after an amortisation charge of €0.09 million (31 December 2005: €0.01 million).

16. BONDS PAYABLE

CDO Bonds

As at 30 September 2006

	Class	Rating	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Margin	Weighted Average Maturity (in years)
CDO I	A and B Notes	AAA/AA	351,000	348,573	3.94%	0.60%	5.6
CDO II	A, B and C Notes	AAA/AA/A	404,391	400,904	3.82%	0.44%	8.8
CDO III	A, B and C Notes	AAA/AA/A	462,500	458,588	3.80%	0.46%	8.8
Total			**1,217,891**	**1,208,065**	**3.85%**	**0.49%**	**7.9**

As at 31 December 2005

	Class	Rating	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Margin	Weighted Average Maturity (in years)
CDO I	A and B Notes	AAA/AA	351,000	348,271	3.08%	0.60%	6.3
CDO II	A, B and C Notes	AAA/AA/A	265,362	262,783	3.02%	0.53%	9.5
CDO III	A, B and C Notes	AAA/AA/A	370,000	366,431	2.97%	0.49%	9.5
Total			**986,362**	**977,485**	**3.02%**	**0.54%**	**8.4**

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

17. BANK BORROWINGS

The bank borrowings comprises of:

		30 September 2006 €'000	31 December 2005 €'000
Term finance	(Note 17.1)	2,327,352	782,031
Revolving credit facility	(Note 17.2)	116,703	18,578
Other short term financing	(Note 17.3)	147,016	34,553
		2,591,071	835,162

17.1 Term Financing

		Current Face Amount €'000		Carrying Amount €'000			
Real Estate Debt	**Month Raised**	**30 September 2006**	**31 December 2005**	**30 September 2006**	**31 December 2005**	**Hedged Weighted Average Funding Cost**	**Maturity**
CDO IV	Jul-2005	221,522	308,321	221,236	307,917	3.87%	Jul 2008
Investment Property							
Wave Portfolio	Dec-2004	244,035	245,900	241,533	242,762	4.66%	Apr 2013
Belfry Portfolio	Aug-2005	56,240	56,240	55,421	55,363	4.81%	Oct 2015
Bastion Portfolio	Sep-2005	26,500	26,500	26,229	26,202	4.42%	Sep 2012
Truss Portfolio	Dec-2005	85,280	30,163	84,524	29,607	4.86%	Feb 2016
Turret Portfolio	May-2006	91,889	-	91,085	-	4.93%[1]	May 2016
Drive Portfolio	Feb-2006	1,525,000	-	1,510,923	-	4.18%	Jan 2013
Real Estate Fund Units							
FIP Units	Jul-2005	97,500	121,875	96,401	120,180	5.42%	Jul 2018
Total		**2,347,966**	**788,999**	**2,327,352**	**782,031**		

[1] This is the fixed rate of the loan that is effective as from the 7 February 2007 until maturity. The effective interest rate that applied during the third quarter is 4.94%.

Real Estate Debt

On 14 July 2005, the Group through Eurocastle CDO IV PLC entered into a €400 million 3 year extendable warehouse facility with a major UK bank. This facility was previously used to refinance a significant part of the portfolio previously financed under short-term repurchase agreements, and is currently being used to build and finance a portfolio of asset backed securities and real estate related loans. The lender uses a rating agency CDO model to determine the level of equity contribution the Group is required to make to support the portfolio from time to time. The facility is secured over, inter alia, the collateral making up the portfolio. The margin payable to the lender depends on the deemed rating levels of the portfolio as determined by the rating agency model.

Investment Properties

In order to finance the Investment Property portfolios, the Group entered into non-recourse loan facilities as described in the table above. These facilities are secured in the customary manner for German real estate lending, granting security over, inter alia, the real estate purchased as well as rent receivables, bank accounts and shares in the Borrower. Interest in respect of these facilities is payable quarterly.

The committed Drive facility is €1,525 million, and is divided into a Senior and Junior loan of €841.3m (carrying value: €831.9m) and €683.7m respectively (carrying value: €679.0m). €50m of the Junior loan incurs interest at floating rate Euribor whereas the remaining portion is fixed.

The committed Turret facility is €150 million, of which €91.9 million has been drawn at 30 September 2006.

Real Estate Fund Units

On 22 July 2005, the Group entered into a non-recourse 13 year loan facility to finance its acquisition of 1,450 Class A Units in Fondo Immobili Pubblici. The facility is secured over, inter alia, the 1,450 Class A Units, an assignment of receivables under the units, a pledge over bank accounts and over shares in the Borrower. The interest rate on the loan is Euribor + 1.95%, payable semi-annually. On 21 October 2005, the Group acquired a further 50 Class A Units through the same facility. On 20 September 2006, the Group sold 300 Class A Units (20% of the total holdings), resulting in a pro-rated repayment of the finance facility.

17.2 Revolving Credit Facility

In December 2004, the Group entered into a revolving €35 million credit facility with Deutsche Bank as a means of securing access to temporary working capital. The facility is secured by receivables flowing from CDO I, CDO II, CDO III and EFL, as well as from the Group's Luxembourg subsidiaries representing income from the investment properties and real estate fund units, and with security assignments of the Group's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is Euribor + 1.5% p.a., while on undrawn amounts it is 0.4% p.a. The facility was increased to €50 million on 26 May 2005. On 15 May 2006, the facility was further increased to €150 million. Refer to Note 28 for details of changes to this facility subsequent to 30 September 2006.

As at 30 September 2006 there was €117.1 million drawn on this facility (31 December 2005: €18.6 million)

17.3 Other Short Term Financing

In May 2005, in order to finance the participation in a loan made to SC Karanis in connection with the Coeur Defense development in Paris, the Group entered into a full recourse €10 million one year loan facility. The facility was backed by a security assignment over the financed asset. It also contained an obligation to ensure that loan to value remains below 75%. The loan bore a rate of Euribor + 1.85%. In May 2006, this loan facility matured and the financing was transferred to the revolving credit facility with Deutsche Bank as described below.

In August 2005, in order to finance the participation in a loan that had previously been made to Mapeley Columbus Limited in connection with certain properties leased to Abbey National PLC in the United Kingdom, the Group entered into a full recourse €24.5 million one year loan facility. The participation had been transferred to the Lender as security for the facility. It also contained an obligation to ensure that loan to value remained below 75% and bore a rate of Libor + 1.00%. On maturity of this facility, the financing was transferred to the revolving credit facility with Deutsche Bank as described below.

In May 2006 in order to finance the participation in certain B note loans, the Group entered into a 3 year revolving credit facility with Deutsche Bank. The facility contains a number of financial covenants including a maximum aggregate mark to market exposure of €50 million. Interest rates on drawn amounts depend upon the loan to value and collateral quality of the underlying lender with draw downs currently bearing rates between 0.75% to 1.75% above Libor and Euribor. The security facility is backed by a security assignment over the financed asset. As at 30 September 2006, this facility was fully drawn at €96.5 million.

In August 2006, in order to finance the sub-participation in a real estate loan, the Group entered into an €80 million, 364 day, credit facility with Lehman Brothers. The facility contains a number of financial covenants including a requirement to deliver cash collateral to the lender equal to the excess of any mark to market decline over €200,000. Interest rates on the drawn amounts are 1.50% above Euribor. The security facility is backed by a security assignment over the financed asset and was drawn in an amount of €79.7 million at 30 September 2006.

18. REPURCHASE AGREEMENTS

The Company's consolidated subsidiary EFL has entered into master repurchase agreements with certain major investment banks to finance the purchase of available-for-sale securities. The obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which reset or roll monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

As at 30 September 2006, the Group's carrying amount and weighted average financing cost of these repurchase agreements was approximately €42.3 million (31 December 2005: €103.5 million) and 3.39% (31 December 2005: 2.61%) respectively.

19. TRADE AND OTHER PAYABLES

	30 September 2006 €'000	31 December 2005 €'000
Security deposit	5,336	5,221
Unsettled security purchases	14,772	17,604
Interest payable	18,193	6,953
Due to manager (note 24)	4,292	4,555
Derivative liabilities	7,362	12,297
Finance lease payable	25,761	2,952
Service Charges Payable	24,655	-
Accrued expenses & other payables*	36,904	7,063
	137,275	56,645

* Included within the Accrued Expenses and Other Payables, is an amount of €17.0 million which is an amount of capital expenditure that was agreed to be undertaken as part of the Drive acquisition.

20. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period.

Diluted earnings per share is calculated by dividing net profit available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Group's potential ordinary shares during the period were the stock options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Nine Months Ended 30 September 2006	Nine Months Ended 30 September 2005	Year Ended 31 December 2005
Weighted average number of ordinary shares, outstanding basic	43,012,864	20,443,707	21,392,936
Dilutive effect of ordinary share options	1,682,840	762,316	772,928
Weighted average number of ordinary shares outstanding, diluted	**44,695,704**	21,206,023	22,165,864

21. SHARE CAPITAL AND RESERVES

As at the 31 December 2005 there were 24,209,670 shares issued and outstanding.

On 27 January 2006, the Company made a further public offering and issued 11,667,000 ordinary shares at a price of €30 each. On 1 February 2006, the over-allotment option relating to the January offering was exercised resulting in 1,156,000 ordinary shares being issued at €30 each.

On 15 February 2006, immediately prior to completion of the Dresdner Portfolio acquisition, 8,571,429 shares with aggregate nominal value of €8,571,429 were issued to certain funds managed by Fortress Investment Group LLC (the "Fortress Funds") at €17.50 each raising gross proceeds of €150 million. The principal terms of the Fortress Funds investment were agreed on 22 December 2005 and were, in relevant part, as follows:

- The Fortress Funds would invest up to €300 million by subscribing for Shares at €17.50 per share (representing an approximately 2.75% discount to the weighted average share price for the Company's shares over the 10 day period up to 21 December 2005), provided that the Company could reduce the amount of such subscription down to €150 million were it able to raise funds prior to completion of the Dresdner acquisition; as the Company was successful in raising additional capital prior to completion of the Dresdner portfolio acquisition in the offering described above, the Fortress Funds' subscription was reduced to €150 million.

The total number of shares issued in January and February 2006 was 21,394,429 ordinary shares, with net proceeds of €523.5 million being raised for the Company.

In May 2006, the Company issued 5,000 shares to Paolo Bassi and 1,000 to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were non-cash shares, and were issued with nil proceeds.

As at 30 September 2006, there were 45,681,245 shares issued and outstanding.

Under the Company's Articles of Association, the Directors have the authority to affect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

Other Reserves

Other reserves represent the fair value of share options at the grant date, granted to the Manager in December 2003, June 2004, June 2005 and February 2006.

22. HEDGE ACCOUNTING – CASH FLOW HEDGES OF INTEREST RATE RISK

The Group's policy is to hedge its exposure to interest rates and foreign currencies on a case-by-case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Group pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowing.

The gain or loss on measurement of the fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swaps are effective. Cumulative net unrealised gain/(loss) on interest rate swaps recognised in the statement of changes in equity at 30 September 2006 was €6.80 million (31 December 2005 (€12.1) million)

The details of interest rate swaps entered into by the Group in respect of certain of the term financing agreements are as follows:

30 September 2006	Wave €000	Bastion €000	Drive* €000	FIP €000	Truss** €000	Turret €000
Nominal amount	210,000	26,500	-	97,500	-	58,108
Pay rate	3.47%	3.04%	-	3.34%	-	3.96%
Receive rate	3 Month Euribor	3 Month Euribor	-	6 Month Euribor	-	3 Month Euribor
Remaining life	6.6	5.8	-	11.0	-	9.6
Fair value of swaps assets	3,281	963	-	1,800	-	(506)

30 September 2006	Bridge Pre-Hedge €'000	Pre-Hedge €000	Pre-Hedge €'000	Unallocated Hedge*** €'000
Nominal amount	300,000	39,586	250,000	83,324
Pay rate	3.95%	4.12%	3.77%	4.13%
Receive rate	3 Month Euribor	3 Month Euribor	3 Month Euribor	3 Month Euribor
Remaining life	7.3	7.1	7.7	7.4
Fair value of swaps assets	(3,080)	(793)	418	(1,720)

31 December 2005	Wave €000	Bastion €000	Drive €000	FIP €000
Nominal amount	210,000	26,500	1,300,000	121,875
Pay rate	3.47%	3.05%	3.37%	3.34%
Receive rate	3 Month Euribor	3 Month Euribor	3 Month Euribor	6 Month Euribor
Remaining life	7.3	6.5	7.1	11.8
Fair value of swaps (liabilities)/assets	(3,831)	197	(7,214)	(1,252)

* As at 31 March 2006 the Interest Rate Swap agreement related to the Drive portfolio was novated to Deutsche Bank AG in conjunction with the loan agreement. The positive fair value of €6.4m as at the date of novating the swap has been recorded within the hedging reserve. A corresponding amount has been included in the carrying value of the Drive loan within term financing (refer to Note 16.1). This fair value is being recycled through the income statement over the life of the loan. The carrying value of the novated amount is €5.9 million.

** From the period of 3 April 2006 to 23 June 2006 the Interest Rate Swap agreement relating to the Truss portfolio was novated to the lender in conjunction with the loan agreement. The positive fair value of €0.3 million as at the dates of novating the swap has been recorded within the hedging reserve and will be recycled through the Income Statement.

*** The un-allocated hedge represents interest rate swaps undertaken to hedge the interest rate risk on pipeline transactions. The fair value of €1.7 million on the revaluation of the €83 million Interest Rate Swap has been recorded in the Income Statement.

23. FINANCIAL INSTRUMENTS

Risk Management

This section provides details of the Group's exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Group is exposed are market risk, credit, liquidity, interest rate and foreign currency risk.

Market Risk

The Group's exposure to market risk is comprised mainly of movements in the value of its debt securities, property investments and real estate fund units.

The Group's securities are predominantly floating rate and as such are valued based on a market credit spread over Euribor and Libor benchmarks for euro and sterling denominated assets respectively. Increases in the credit spreads above such benchmarks may affect the Group's net equity, net income or cash flow directly through their impact on unrealised gains or losses on available-for-sale securities, and therefore its ability to realise gains on such securities, or indirectly through their impact on its ability to borrow and access capital.

Under the terms of the securities contract the Group was exposed to market risk on the underlying securities as, should the intended securitisation of such assets not be consummated, the Group would be required to either purchase the securities or pay the loss realised on the disposal up to the amount of any deposits made by the Group under the contract, less any interest earned on the deposits.

The Group's investment property assets are based in Germany and Italy and are subject to general property market risks. These risks are assessed by management at the point of acquisition as well as on an ongoing basis. In addition, external valuations of the property assets are obtained during each financial year.

Credit Risk

The Group is subject to credit risk with respect to its investments in real estate and other asset backed securities and loans.

The securities the Group invests in are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitisation transaction. While the expected yield on these securities is sensitive to the performance of the underlying assets, the more subordinated securities are designed to bear the first risk of default and loss.

The Group further minimises credit risk by actively monitoring its securities portfolios and the underlying credit quality of its holdings and, where appropriate, repositioning its investments to upgrade the credit quality and yield on the investments.

The Group's securities portfolio is diversified by asset type, industry, location and issuer. This diversification minimises the risk of capital loss. At 30 September 2006, the Group's securities, which serve as collateral for its CDO financings and other borrowings, had an overall weighted average credit rating of approximately BBB-.

The Group's available for sale asset backed securities and real estate loans portfolio was split between countries within Europe as follows:

	30 September 2006			31 December 2005		
	Number of Securities	Face Value of Securities €'000	Location Split	Number of Securities	Face Value of Securities €'000	Location Split
United Kingdom	64	814,519	46.0%	60	764,958	49.9%
Italy	16	268,978	15.2%	14	247,947	16.2%
Germany	31	351,459	19.9%	18	183,470	12.0%
Pan European	10	109,545	6.2%	10	141,622	9.1%
France	9	76,835	4.3%	9	79,525	5.2%
Other	21	147,927	8.4%	16	116,304	7.6%
	151	**1,769,263**	**100%**	**127**	**1,533,826**	**100%**

The Group's hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to the Group's derivative arrangements are major financial institutions with investment grade credit ratings with which the Group and its affiliates may also have other financial relationships. As a result, it is not anticipated that any of these counterparties will fail to meet their obligations.

The Group's German real estate portfolio consists of a Dresdner Bank office portfolio (the Drive portfolio), the Deutsche Bank office portfolio (the Wave portfolio) and a German retail property portfolio (the Bastion, Belfry, Truss and Turret portfolios). The Drive portfolio derives over 80% of its rental income from Dresdner Bank, the Wave portfolio derives over 69% of its rental income from Deutsche Bank, whilst the German retail portfolios in aggregate derive over 82% of their retail income from German national retailers, including prominent national retailers such as the Edeka Group, the Rewe Group, the Tengelmann Group, the Schwarz Group and Tegut.

The Group's Italian real estate assets comprise an investment in a real estate investment fund that owns a portfolio of 394 properties in Italy that are let to Italian government agencies.

Liquidity Risk

The Group's ability to execute its business strategy, particularly the growth of its investment portfolio, depends to a significant degree on the Group's ability to obtain additional capital.

The Group's primary source of funds for liquidity consist of net cash provided by operating activities, borrowings under loans and the issuance of debt and equity securities. The Group's loans and debt securities are generally secured directly over its assets. The Group expects that its cash on hand and cash flow provided by operations will satisfy its liquidity needs with respect to its current investment portfolio over the next twelve months. The Group expects to meet its long-term liquidity requirements, specifically the repayment of its debt obligations, through additional borrowings and the liquidation, refinancing or repayment of its assets at maturity.

A significant portion of the Group's investments are financed with collateralised debt obligations, known as CDOs. If spreads for CDO liabilities widen or if demand for such liabilities ceases to exist, then the ability to execute future CDO financings will be restricted. Proceeds from the sale of real estate and other asset backed securities which serve as collateral for the Group's CDO financings, including gains thereon, are required to be retained in the CDO structure until the related bonds are retired and are therefore not available to fund current cash needs.

The Group's real estate securities are financed long-term and their credit status is continuously monitored; therefore, these investments are expected to generate a generally stable current return, subject to interest rate fluctuations. The Group's operating real estate is also financed long-term and primarily leased to credit tenants with long-term leases and is therefore also expected to generate generally stable current cash flows.

As described in Note 16, the Group has access to temporary working capital through a revolving €150 million credit facility.

Interest Rate Risk

The Group's primary interest rate exposures relate to its real estate and other asset backed securities, loans and floating rate debt obligations, as well as its interest rate and total return swaps. Changes in the level of interest rates also can affect the Group's ability to acquire securities and loans and its ability to realise gains from the settlement of such assets.

The Group's general financing strategy focuses on the use of match-funded structures, meaning that it seeks to match the maturities of its debt obligations with the maturities of its investments to minimise the risk that the Group will have to refinance its liabilities prior to the maturities of its assets, reducing the impact of changing interest rates on its earnings. In addition, the Group match funds interest rates on its investments with like-kind debt directly or through the use of interest rate swaps. However, based on a variety of factors, the Manager finances certain assets on a short term basis, including the use of repurchase agreements.

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (cont'd)

The interest rate profile of the Group at 30 September 2006 and 31 December 2005 was as follows:

Assets			Within 1 year		1 to 5 years		Over 5 years	
Type	Total Per Consolidated Balance Sheet €'000	Non-Interest Bearing Assets €'000	Fixed %	Variable %	Fixed %	Variable %	Fixed %	Variable %
30 September 2006								
Cash and cash equivalents	119,379	-	-	119,379	-	-	-	-
Restricted cash	45,134	-	-	45,134	-	-	-	-
Asset backed securities, available for sale (includes cash to be invested)	1,490,241	-	25,976	98,478	18,937	742,815	-	604,035
Asset backed securities, pledged under repurchase agreements	44,500	-	-	44,500	-	-	-	-
Real estate related loans	260,129	-	-	12,458	-	135,765	-	111,906
Real estate fund units	148,412	-	148,412	-	-	-	-	-
Investment property	2,738,450	2,738,450	-	-	-	-	-	-
Intangible assets	1,077	1,077	-	-	-	-	-	-
Other assets	67,240	37,319	467	22,992	-	-	6,462*	-
	4,914,562	**2,776,846**	**174,855**	**342,941**	**18,937**	**878,580**	**6,462**	**715,941**
31 December 2005								
Cash and cash equivalents	13,640	-	-	13,640	-	-	-	-
Asset backed securities, available for sale (includes cash to be invested)	1,342,638	-	8,203	99,452	39,985	716,625	-	478,373
Asset backed securities, pledged under repurchase agreements	109,909	-	-	59,593	-	44,500	-	5,816
Real estate related loans	92,649	-	-	13,478	-	79,171	-	-
Real estate fund units	189,591	-	189,591	-	-	-	-	-
Investment property	463,540	463,540	-	-	-	-	-	-
Intangible assets	542	542	-	-	-	-	-	-
Other assets	61,471	31,586	568	29,120	-	-	197*	-
	2,273,980	**495,668**	**198,362**	**215,283**	**39,985**	**840,296**	**197**	**484,189**

* Net interest rate swap receivable related to the cash flow hedges as described in Note 22

Liabilities			Within 1 year		1 to 5 years		Over 5 years	
Type	Total Per Consolidated Balance Sheet €'000	Non Interest Bearing Liabilities €'000	Fixed %	Variable %	Fixed %	Variable %	Fixed %	Variable %
30 September 2006								
CDO bonds payable	1,208,065	-	-	-	-	-	-	1,208,065
Bank loans	2,591,071	-	-	147,016	-	221,236	84,035	2,138,784
Repurchase agreements	42,275	-	-	42,275	-	-	-	-
Taxation payable	4,191	4,191	-	-	-	-	-	-
Trade and other payables	137,275	112,983	-	18,193	-	-	6,099*	-
	3,982,877	**117,174**	**-**	**207,484**	**-**	**221,236**	**90,134**	**3,346,849**
31 December 2005								
CDO bonds payable	977,485	-	-	-	-	-	-	977,485
Bank loans	835,162	-	-	53,131	-	307,917	441,352	32,762
Repurchase agreements	103,542	-	-	103,542	-	-	-	-
Taxation payable	2,278	2,278	-	-	-	-	-	-
Trade and other payables	56,645	37,395	-	6,953	-	-	12,297*	-
	1,975,112	**39,673**	**-**	**163,626**	**-**	**307,917**	**453,649**	**1,010,247**

* Net interest rate swap payable related to the cash flow hedges as described in Note 22

Foreign Currency Risk

The Group's primary foreign currency exchange rate exposures relate to its sterling denominated portfolio of securities and loans. Changes in the currency rates can adversely impact the fair values and earnings streams of the Group's non euro denominated assets and liabilities. The Group has mitigated this impact through a combination of (i) sterling denominated financing and (ii) rolling forward foreign exchange contacts to hedge its net sterling equity investment.

In connection with the Group's purchase of its available-for-sale real estate and other asset backed securities and real estate loans, the foreign currency risk is covered through forward foreign currency exchange contracts.

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of carrying amounts and fair values of all of the Company's financial instruments that are carried in the financial statements.

	30 September 2006 €'000 Carrying Value	31 December 2005 €'000 Carrying Value	30 September 2006 €'000 Fair Value	31 December 2005 €'000 Fair Value
Financial Assets				
Cash and cash equivalents	119,379	13,640	119,379	13,640
Restricted cash	45,134	-	45,134	-
Asset backed securities, available for sale (includes cash to be invested)	1,490,241	1,342,638	1,490,241	1,342,638
Asset backed securities, pledged under repurchase agreements	44,500	109,909	44,500	109,909
Real estate related loans	260,129	92,649	260,129	92,649
Real estate fund units	148,412	189,591	148,412	189,591
Investment property	2,738,450	463,540	2,738,450	463,540
Financial Liabilities				
CDO bonds payable	1,208,065	977,485	1,208,065	977,485
Bank loans	2,591,071	835,162	2,594,310	836,393
Repurchase agreements	42,275	103,542	42,275	103,542

24. SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors and pursuant to the confidential information memorandum dated August 2003) adopted a nonqualified share option plan (the "Company Option Plan") for officers, Directors, employees, consultants and advisors, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was calculated by reference to an option pricing model.

In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also calculated by reference to an option pricing model. In June 2005 following the secondary public offering, the Manager was granted an additional 574,000 options at an exercise price of €17.25 per share. The fair value of the additional options at the date of grant was €0.6 million. The Manager's options represent an amount equal to 10% of the ordinary shares issued by the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

In February 2006, following the third public offering, the Manager was granted 1,282,300 options at €30.00 per share and, pursuant to December 2005 board action, an additional 857,142 options at an exercise price of €18.00 per share. The fair value of the additional options at the date of grant was €2.1m and €4.8m respectively. The Manager's options represent an amount equal to 10% of the ordinary shares issued by the Company in respect of the public and private offerings that preceded the Drive acquisition. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

The fair value at the date of grant of options granted to the Manager has been offset against the proceeds from issuance of ordinary shares as the grant of options is a cost of capital.

On 8 June 2006, 71,146 Share Options were exercised at a strike price of €10 per share.

25. DIVIDENDS PAID & DECLARED

	Nine Months Ended 30 September 2006 €000	Nine Months Ended 30 June 2005 €000
Paid during the 9 months ended 30 September:	40,911	18,652
Equity dividends on ordinary shares:		
Fourth quarter dividend for 2005: €0.37 (2004: €0.30)	8,958	6,093
First quarter dividend for 2006: €0.30 (2005: €0.33)	13,681	6,095
Second quarter dividend for 2006: €0.40 (2005: €0.35)	18,272	6,464
	40,911	18,652
Third quarter dividend declared on 15 November 2006: €0.43 (2005: €0.37)	19,643	8,958

26. MANAGEMENT AGREEMENT & RELATED PARTY TRANSACTIONS

The Company entered into the Management Agreement with the Manager in August 2003, which provides for an initial term of ten years with automatic three year extensions, subject to certain termination rights. The Management Agreement may be terminated by the Company by payment of a termination fee, as defined in the Management Agreement, equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination, upon the vote of a majority of the holders of the outstanding ordinary shares. Pursuant to the Management Agreement, the Manager, under the supervision of the Company's board of directors, will formulate investment strategies, arrange for the acquisition of assets, arrange for financing, monitor the performance of the Group's assets and provide certain advisory, administrative and managerial services in connection with the operations of the Group. For performing these services, the Company will pay the Manager an annual fee (payable monthly in arrears) of 1.5% of the gross equity of the Company, as described in the Management Agreement.

The Management Agreement provides that the Company will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on the Company's behalf, including the cost of legal, accounting, tax, auditing, finance, administrative, asset management, property management and other similar services rendered for the Company by providers retained by the Manager or, if provided by the Manager's or its affiliates' employees, in amounts which are no greater than those that would be payable to external professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arms-length basis. Such expenses have been included in the Consolidated Income Statement.

To provide an incentive for the Manager to enhance the value of the Company's ordinary stock, the Manager is entitled to receive incentive compensation on a cumulative, but not compounding, basis in an amount equal to the product of (A) 25% of the euro amount by which (1) funds from operations ("FFO") of the Company before the incentive compensation per ordinary share, exceeds (2) an amount equal to (a) the weighted average of the price per ordinary share in any offerings by the Company (adjusted for any prior capital dividends or distributions) multiplied by (b) a simple interest rate of eight percent (8%) per annum multiplied by (B) the weighted average number of ordinary shares outstanding during such period.

FFO is used to compute the Company's incentive compensation to the Manager. FFO, for these purposes, represents net income (computed in accordance with International Financial Reporting Standards), excluding changes in the fair value of investment properties net of attributable deferred taxation, changes in the fair value of interest rate swaps that are taken to the income statement and mark-to-market fluctuations in real estate fund units.

At 30 September 2006 management fees, incentive fees and expense reimbursements of approximately €4.5 million (31 December 2005: €4.5 million) were due to the Manager. For the nine months ended 30 September 2006 management fees of €8.5 million (30 September 2005: €2.5 million), incentive fees of €2.2 million (30 September 2005: €2.5 million) and expense reimbursements of €2.7 million (30 September 2005: €0.05 million) were charged to the income statement. Expense reimbursements are included within Other expenses in Note 7.

Keith Dorrian and Paolo Bassi each currently receive €30,000 per *annum* payable semi-annually in equal instalments. On 22 August 2006, Randal Nardone, Udo Scheffel and Simon Thornton were appointed to the Eurocastle Board of Directors. Udo Scheffel and Simon Thornton will receive remuneration of €30,000 per annum. Wesley R. Edens and Randal Nardone do not receive any remuneration from the Company.

As stated in Note 21, the Company issued 5,000 shares to Paolo Bassi and 1,000 to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were non-cash shares, and were issued with nil proceeds.

27. INVESTMENT IN SUBSIDIARIES

The legal entity group structure of Eurocastle is designed to support the Group's businesses within an efficient legal, tax, regulatory and funding framework.

The significant operating subsidiaries, in which the Company owns directly or indirectly a 100% equity interest, which are listed by jurisdiction below:

Luxemburg:

Luxgate s.a.r.l.
Drive s.ar.l.
Eurobarbican s.a.r.l.
Bastion Participation s.a.r.l
Belfry Participation s.a.r.l
Truss Participation s.a.r.l
Finial s.a.r.l
Turret Participation s.a.r.l
Undercroft s.a.r.l
Marathon s.a.r.l (formerly Turret LP s.a.r.l)

Germany:

Dresdner Grund-Fonds
Shortwave Acquisition GmbH
Longwave Acquisition GmbH
Bastion GmbH & Co.KG
Belfry GmbH & Co.KG
Truss GmbH & Co.KG

Additionally, the Company has investments in Eurocastle Funding Limited, Eurocastle CDO I PLC, Eurocastle CDO II PLC, Eurocastle CDO III PLC and Eurocastle CDO IV PLC that it consolidates in accordance with SIC 12.

28. SUBSEQUENT EVENTS

Third Quarter 2006 Dividend

On 15 November 2006, the directors declared a third quarter 2006 dividend of €0.43 per share to all holders of shares on 16 November 2006, the record date. The total dividend to be paid on 1 December 2006 is €19,642,935.

Bridge Financing

The Bridge loan document was signed on the 2nd of October 2006, for a total financing amount of €372.1 million. The loan has a maturity date of 15 January 2014, with an approximate all-in rate of 4.78%.

Revolving Credit Facility

In October 2006, the facility was further increased to €300 million until 28 February 2007, at which point it will be reduced to €250 million until maturity in October 2006.

29. COMMITMENTS

As at 30 September 2006, amounts contracted for but not provided in the financial statements for the acquisition of Investment property amounted to:

- Entered into agreements to acquire a further €70.6 million representing 25 retail properties within the Turret portfolio
- Entered into agreements to acquire €503.3 million representing 6 office buildings within the Bridge portfolio

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, OR INTO, THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Eurocastle Investment Limited ("Eurocastle" or the "Company")

Interim Dividend of €0.29 per Share (for first two months of fourth quarter 2006)

Proposed offering of New Shares to Raise approximately €600 million

Guernsey - 27 November 2006

Eurocastle Interim Dividend

Eurocastle (Euronext Amsterdam: ECT) announced today that its Board of Directors has declared an interim cash dividend of €0.29 per share (in relation to the first two months of fourth quarter 2006) that will be payable on 15 December 2006 to holders of record of the Company's Shares on 27 November 2006 (the "Interim Dividend"). The shares issued as part of the Offer described below will not carry any entitlement to this interim dividend. All shareholders will benefit from the final 2006 dividend that the Company intends to declare during the first quarter of 2007.

Eurocastle Share Offer

The Company also announced today its intention to raise approximately €600 million through an offering to institutional investors (the "Offer") of new ordinary shares (the "Shares"). An institutional bookbuilding process is expected to be completed on or around 30 November 2006, following which the number of Shares being offered in the Offer and the offer price per Share will be announced.

It is expected that the net proceeds of the Offer will be used to fund the acquisition of further investments to increase the size and diversification of the Company's commercial real estate portfolio in Germany and to fund the repayment of amounts drawn down under the Company's revolving credit facility with Deutsche Bank.

The Company will grant an over-allotment option to the stabilising manager on behalf of the underwriters to acquire additional shares representing up to 10 per cent of the Offer at the offer price.

Deutsche Bank AG, Goldman Sachs International, Lehman Brothers International (Europe) and Morgan Stanley & Co. International Limited are joint lead managers and joint bookrunners in respect of the Offer.

About Eurocastle

Eurocastle Investment Limited is a closed-ended investment company with a focus on German commercial real estate assets. The Company is Euro denominated and is listed on Euronext Amsterdam under the symbol "ECT." Eurocastle is managed by Fortress Investment Group, a global alternative investment and asset management firm with over $26 billion in equity capital currently under management. For more information regarding Eurocastle Investment Limited and to be added to our email distribution list, please visit www.eurocastleinv.com.

For further information please contact:

International Administration (Guernsey) Limited
Company Administrator
Attn: Mark Woodall
Tel: +44 1481 723450

This announcement is an advertisement and not a prospectus and investors should not subscribe for or purchaser and shares referred to in this announcement except on the basis of information in the prospectus to be published by the Company in due course in connection with the admission of the New Shares to listing in Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities (the "Prospectus"). Copies of the Prospectus will be available from the Company's registered office following publication. No public offer is being made of the Shares. In any Member State that has implemented the Prospectus Directive, the Offer will only be made to, and will only be directed at, qualified investors in that Member State within the meaning of the Prospectus Directive or otherwise so that there is no offer to the public in that Member State.

Each of Deutsche Bank AG, London Branch, Goldman Sachs International, Lehman Brothers International (Europe) and Morgan Stanley & Co. International Limited, in acting for Eurocastle in connection with the Offer and no one else and will not be responsible to anyone other than Eurocastle for providing the protections offered to clients of Deutsche Bank AG, London Branch, Goldman Sachs International, Lehman Brothers International (Europe) or Morgan Stanley & Co. International Limited, as the case may, be nor for providing advice in relation to the Offer or in relation to the contents of this announcement or any other transaction, arrangement or matter referred to herein.

These materials may not be distributed, directly or indirectly, in or into the United States, Canada, Australia or Japan. They are not an offer to sell or the solicitation of an offer to buy the securities discussed herein.

This announcement does not constitute an offer of securities for sale in the United States. The securities mentioned herein have not been, and will not be, registered under the U.S. Securities Act of 1933 (the "Securities Act"), and may not be offered or sold in the United States, or to, or for the account or benefit of, US persons (as such term is defined in Regulations S under the Securities Act) unless they are registered under the Securities Act or pursuant to an exemption from registration. No public offering of securities is being made in the United States. In addition, the issuer of the securities mentioned herein has not been and will not be registered under the U.S. Investment Company Act of 1940 and Investors will not be entitles to the benefits of such act.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, OR INTO, THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Eurocastle Investment Limited ("Eurocastle" or the "Company")

Priced 16,216,216 New Shares in Offer at €37 per New Share

Guernsey – 30 November 2006

Eurocastle (Euronext Amsterdam: ECT) announced today the successful pricing of its offer (the "**Offer**") of new ordinary shares ("**New Shares**") at a price (the "**Offer Price**") of EUR 37 per New Share. The number of New Shares to be issued (assuming no exercise of the over-allotment option) is 16,216,216, raising gross proceeds of approximately EUR 600 million. Eurocastle has granted an over-allotment option to Deutsche Bank AG, London Branch on behalf of the underwriters to acquire 1,621,622 additional New Shares at the Offer Price. This over-allotment option may be exercised at any time up to and including 31 December 2006.

It is expected that the net proceeds of the Offer will be used to fund the acquisition of further investments to increase the size and diversification of the Company's commercial real estate portfolio in Germany and to fund the repayment of amounts drawn down under the Company's revolving credit facility with Deutsche Bank. Pending cash requirements for German real estate acquisitions, the Company will use that portion of the net proceeds temporarily for other investments.

The New Shares (excluding the shares which are subject of the over-allotment option) represent approximately 26.2 per cent. of the Company's enlarged ordinary share capital immediately after admission of the New Shares to listing on Euronext Amsterdam N.V.'s Eurolist by Euronext ("Eurolist by Euronext").

It is expected that admission of the New Shares to listing on Eurolist by Euronext will become effective and that dealings in the New Shares will commence, on 6 December 2006.

The prospectus relating to the Offer will be published on 1 December 2006. Copies of the prospectus will be available from the Company's registered office from the date of publication.

Deutsche Bank AG, Goldman Sachs International, Lehman Brothers International (Europe) and Morgan Stanley & Co. International Limited are acting as joint lead managers and joint bookrunners in respect of the Offer.

About Eurocastle

Eurocastle Investment Limited is a closed-ended investment company with a focus on German commercial real estate assets. The Company is Euro denominated and is listed on Euronext Amsterdam under the symbol "ECT." Eurocastle is managed by Fortress Investment Group LLC, a global alternative investment and asset management firm with approximately $26 billion in equity capital currently under management. For more information regarding Eurocastle Investment Limited and to be added to our email distribution list, please visit www.eurocastleinv.com.

For further information please contact:

International Administration (Guernsey) Limited
Company Administrator
Attn: Mark Woodall
Tel: +44 1481 723450

This announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase shares referred to in this announcement except on the basis of information in the prospectus to be published by the Company in due course in connection with the admission of the New Shares to listing and trading on Eurolist by Euronext (the "Prospectus"). Copies of the Prospectus will be available from the Company's registered office following publication. No public offer is being made of the New Shares. In any Member State that has implemented the Prospectus Directive, the Offer will only be made to, and will only be directed at, qualified investors in that Member State within the meaning of the Prospectus Directive or otherwise so that there is no offer to the public in that Member State.

Each of Deutsche Bank AG, Goldman Sachs International, Lehman Brothers International (Europe) and Morgan Stanley & Co. International Limited, is acting for Eurocastle in connection with the Offer and no one else and will not be responsible to anyone other than Eurocastle for providing the protections offered to clients of Deutsche Bank AG, Goldman Sachs International, Lehman Brothers International (Europe) or Morgan Stanley & Co. International Limited, as the case may be, nor for providing advice in relation to the Offer or in relation to the contents of this announcement or any other transaction, arrangement or matter referred to herein.

These materials may not be distributed, directly or indirectly, in or into the United States, Canada, Australia or Japan. They are not an offer to sell or the solicitation of an offer to buy the securities discussed herein.

This announcement does not constitute an offer of securities for sale in the United States. The securities mentioned herein have not been, and will not be, registered under the U.S. Securities Act of 1933 (the "Securities Act"), and may not be offered or sold in the United States, or to, or for the account or benefit of, US persons (as such term is defined in Regulations S under the Securities Act) unless they are registered under the Securities Act or pursuant to an exemption from registration. No public offering of securities is being made in the United States. In addition, the issuer of the securities mentioned herein has not been and will not be registered under the U.S. Investment Company Act of 1940 and investors will not be entitled to the benefits of such act.

In connection with the Offer, Deutsche Bank AG, as stabilising manager, may, for stabilisation purposes, over-allot New Shares up to a maximum of 10 per cent. of the total number of shares comprised in the Offer. For the purposes of allowing Deutsche Bank AG, London Branch to cover short positions resulting from any such over-allotments and/or from sales of shares effected by it during the stabilisation period, the Company has granted it an option pursuant to which Deutsche Bank AG, London Branch may require the Company to issue additional shares up to a maximum of 10 per cent. of the total number of shares comprised in the Offer at the Offer Price. The over-allotment option is exercisable in whole or in part, upon notice by Deutsche Bank AG, for thirty calendar days after the date of allotment of the New Shares. Any shares issued by the Company following exercise of the over-allotment option will be issued on the same terms and conditions as the New Shares and will form a single class for all purposes with the other New Shares.

In connection with the Offer, Deutsche Bank AG, as stabilising manager, or any of its agents, may (but will be under no obligation to), to the extent permitted by applicable law, over-allot and effect other transactions with a view to supporting the market price of the ordinary shares at a level higher than that which might otherwise prevail in the open market. Deutsche Bank AG, London Branch is not required to enter into such transactions and such transactions may be effected on any stock market, over-the-counter market or otherwise. Such stabilising measures, if commenced, may be discontinued at any time and may only be taken during the period from 1 December up to and including 31 December 2006.

This announcement does not constitute or form part of any offer for sale or subscription of, or any solicitation of any offer to purchase or subscribe for ordinary shares in the capital of the Company in any jurisdiction. The offer to subscribe for New Shares pursuant to the proposed Offer will be made solely on the basis of information that will be contained in the Prospectus. The price and value of, and income from, shares may go down as well as up. Persons needing advice should consult a professional adviser. Past performance is not a guide to future performance.

This announcement contains statements that constitute forward-looking statements and relate to, amongst other things, future commitments to acquire German real estate and the making of other investments. Forward-looking statements are generally identifiable by the use of forward-looking terminology such as "will", "may" or other similar words or expressions. Such statements are based on certain assumptions, future expectations, plans and strategies. The Company's ability to predict results or the actual effect of future plans or strategies is limited. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, its actual results and performance may differ materially from those set forth in the forward-looking statements, in particular as a result of the risk that the Company may not be able to reach agreement or suitable terms with respect to any significant portion of the German real estate acquisition opportunities currently being evaluated.

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN, OR INTO, DIRECTLY OR INDIRECTLY, THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

Eurocastle Investment Limited

Exercise of Over-Allotment Option for Eurocastle Investment Limited

Guernsey. 1 December 2006

Eurocastle Investment Limited (the "Company") announces that Deutsche Bank AG has given notice that it is exercising, as stabilising manager, the over-allotment option over 1,621,622 ordinary shares (the "Over-Allotment Shares") referred to in the prospectus issued by the Company on 1 December 2006 relating to the offering of 16,216,216 ordinary shares in the Company. The Over-allotment Shares will be issued by the Company. The Over-Allotment Shares have been placed with institutional investors at the offering price of €37 per share, raising additional gross proceeds for the Company of approximately €60 million.

Deutsche Bank AG, Goldman Sachs International, Lehman Brothers International (Europe) and Morgan Stanley and Co. International Ltd acted as Joint Lead Managers of the offering.

It is expected that admission of both the Over-allotment Shares and the New Shares to listing and trading on Eurolist by Euronext Amsterdam N.V. will commence, on 6 December 2006.

This announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any shares referred to in this announcement except on the basis of information in the prospectus published by the Company on 1 December 2005 in connection with the admission of the New Shares to listing and trading in Eurolist by Euronext Amsterdam N.V. Copies of the prospectus will be available from the Company's registered office.

Each of Deutsche Bank AG, Goldman Sachs International, Lehman Brothers International (Europe) and Morgan Stanley & Co. International Limited is acting for Eurocastle in connection with the Offer and no one else and will not be responsible to anyone other than Eurocastle for providing the protections offered to clients of Deutsche Bank AG, Goldman Sachs International, Lehman Brothers International (Europe) or Morgan Stanley & Co. International Limited, as the case may be, nor for providing advice in relation to the Offer or in relation to the contents of this announcement or any other transaction, arrangement or matter referred to herein.

These materials may not be distributed, directly or indirectly, in or into the United States, Canada, Australia or Japan. They are not an offer to sell or the solicitation of an offer to buy the securities discussed herein.

This announcement does not constitute and offer of securities for sale in the United States. The securities mentioned herein have not been, and will not be, registered under the U.S. Securities Act of 1933 (the "Securities Act"), and may not be offered or sold in the United States, or to, or for the account or benefit of, US persons (as such term is defined in Regulation S under the Securities Act) unless they are registered under the Securities Act or pursuant to an exemption from registration. No public offering of securities is being made in the United States. In addition, the issuer of the securities mentioned herein has not been and will not be registered under the U.S. Investment Company Act of 1940 and investors will not be entitled to the benefits of such act.

About Eurocastle

Eurocastle Investment Limited is a closed-ended investment company with a focus on German commercial real estate assets. The Company is Euro denominated and is listed on Euronext

Amsterdam under the symbol "ECT." Eurocastle is managed by Fortress Investment Group LLC, a global alternative investment and asset management firm with approximately $26 billion in equity capital currently under management. For more information regarding Eurocastle Investment Limited and to be added to our email distribution list, please visit www.eurocastleinv.com.

For further information please contact:

International Administration (Guernsey) Limited
Company Administrator
Attn: Mark Woodall
Tel: +44 1481 723450



EUROCASTLE

Eurocastle Investment Limited

Prospectus

JOINT LEAD MANAGERS AND JOINT BOOKRUNNERS

Deutsche Bank | **Goldman Sachs International** | **Lehman Brothers International (Europe)** | **Morgan Stanley**

This Prospectus comprises a prospectus relating to the Company prepared in accordance with the Prospectus Rules made under Section 73A of the Financial Services and Markets Act 2000 as amended.

The Company has the necessary consent from the Guernsey Policy Council under the Control of Borrowing (Bailiwick of Guernsey) Ordinances, 1959 to 1989, for the raising of money by the issue of the Offer Shares. Neither the Guernsey Financial Services Commission nor the States of Guernsey Policy Council accept any responsibility for the financial soundness of the Company or for the correctness of any of the statements made or opinions expressed with regard thereto.

The Company and the Directors of the Company, whose names appear on page 518, accept responsibility for the information contained in this Prospectus. To the best of the knowledge and belief of the Company and the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information. Deutsche Bank, Goldman Sachs, Lehman Brothers and Morgan Stanley are acting for the Company and for no one else in connection with the Offer and will not be responsible to anyone other than the Company for providing the protections afforded to clients of each of Deutsche Bank, Goldman Sachs, Lehman Brothers and Morgan Stanley nor for giving advice in relation to the Offer or any other matter referred to herein.

Investment in the Company involves significant risks and special considerations. The attention of prospective investors is drawn to the risk factors in the section entitled "Risk Factors" in this Prospectus.

Eurocastle Investment Limited

(incorporated in Guernsey on 8 August 2003 under the Companies (Guernsey) Law, 1994 (as amended) with registered number 41058)

Prospectus

Offer of Ordinary Shares at an Offer Price of €37 per Share to raise approximately €600 million

Ordinary Share Capital immediately following Admission of Offer Shares

Authorised	Ordinary Shares	Issued[1]
Unlimited	Of no par value	61,897,461

(1) Assumes no exercise of the Over-allotment Option.

The closing price of the Shares on Euronext Amsterdam on 30 November 2006 was €37.72.

Eurocastle Investment Limited is offering Offer Shares under the Offer. In addition, Deutsche Bank, or its agent, may acquire, or procure acquirers for, a number of Over-allotment Shares equal to up to 10% of the aggregate number of Offer Shares available in the Offer (before any exercise of the Over-allotment Option) at the Offer Price to cover over-allocations and short positions resulting from stabilisation transactions.

The Offer Shares to be made available pursuant to the Offer will, on their Admission, rank *pari passu* in all respects with the existing Shares, including for all dividends and other distributions declared, made or paid on the Shares after their Admission.

Application has been made for all of the Offer Shares to be admitted to listing and trading on Eurolist by Euronext Amsterdam. It is expected that Admission of the Offer Shares will become effective and that dealings in the Offer Shares will commence on 6 December 2006 and that delivery will take place on the Settlement Date through the facilities of Crest UK in accordance with its normal settlement procedures applicable to equity securities and against payment for the Offer Shares in immediately available funds. If closing of the Offer does not take place on the Settlement Date or at all, the Offer will be withdrawn, all orders for the Offer Shares will be disregarded, any allotments made will be deemed not to have been made, any payments made will be returned without interest or other compensation and all transactions in Offer Shares on Eurolist by Euronext Amsterdam will be cancelled. All dealings in the Offer Shares prior to the Settlement Date are at the sole risk of the parties concerned.

This Prospectus does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful, and, in particular, is not for distribution in the United States, Australia, Canada or Japan or to U.S., Australian, Canadian or Japanese persons. The Shares have not been and will not be registered under the Securities Act or any other applicable law of the United States, or under the applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions, the Shares may not be offered or sold in the United States, Australia, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of the United States, Australia, Canada or Japan. Shares may be purchased in the United States only by persons (a) reasonably believed to be "accredited investors" within the meaning of the Securities Act or "qualified institutional buyers" in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A, or pursuant to another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and (b) who are "qualified purchasers" or "knowledgeable employees" within the meaning of the Investment Company Act. The Company will not be registered under the Investment Company Act, and investors will not be entitled to the benefits of such Act.

Prospective investors are hereby notified that sellers of the Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A or another exemption from the registration requirements of the Securities Act. The Shares are not transferable except in compliance with the restrictions described under "Transfer Restrictions." In addition, prospective investors should take note that there are restrictions on the acquisition of the Shares by investors using assets of any retirement plan or pension plan that is subject to Title I of ERISA or Section 4975 of the Code. Prospective investors are also notified that the Directors believe that the Company is classified as a passive foreign investment company for U.S. federal income tax purposes.

JOINT LEAD MANAGERS AND JOINT BOOKRUNNERS

Deutsche Bank **Goldman Sachs International** **Lehman Brothers International (Europe)** **Morgan Stanley**

Prospectus dated 1 December 2006

Bridge Portfolio

On 1 September 2006, the Group entered into a purchase agreement for the acquisition of six commercial real estate assets in Germany (the "Bridge Portfolio"). As at 20 November 2006, five assets have been funded and transferred to the Group. The acquisition of the sixth is subject to customary conditions precedent and is expected to close in the near future. The Group's total acquisition cost for the Bridge Portfolio is expected to be approximately €503 million, and the total cost incurred as of 20 November 2006 was €410 million. The assets within the Bridge Portfolio have an aggregate lettable area of approximately 191,000 square metres. They currently benefit from 93% occupancy, and the existing leases have a weighted-average lease term of approximately seven years with the first year's net operating income expected to be approximately €28 million. The tenants are commercial tenants operating primarily in the automotive, telecommunications, transport, chemicals and IT sectors. Main tenants include Deutsche Bahn AG (transportation), Arcor AG & Co. KG (telecommunications), CSC Ploenzke AG (IT), Clariant GmbH (chemicals) and Daimler Chrysler AG (automotive).

Turret Portfolio

The Group has continued to add assets to the Turret Portfolio which, as of 20 November 2006 consists of 49 properties, at a total acquisition cost of €158 million. Since 30 September 2006, 10 Retail Assets have been added to the Turret Portfolio at a total acquisition cost of approximately €34 million. In addition, a further 15 German Retail Assets which the Group has committed to acquire are expected to be funded and transferred to the Group in the near future and will form part of the Turret Portfolio. The aggregate purchase price for the 10 Retail Assets funded since 30 September 2006 and the 15 Retail Assets that the Group has committed to acquire (together the "New Turret Assets") is expected to be approximately €76 million. These assets have an aggregate lettable area of approximately 46,000 square metres. They currently benefit from 99.9% occupancy and the existing leases have a weighted-average lease term of approximately 9 years. The properties within the Turret Portfolio comprise discount stores, super stores and power centres and are leased primarily to national German retailers including household retailers such as EDEKA, Tengelmann and Schlecker.

European Real Estate Related Debt

Since 30 September 2006, the Group has acquired approximately €50 million of securities and no real estate backed loan interests.

In November 2006, the Company established Duncannon CRE CDO I plc ("Duncannon") to acquire primarily real estate related loans and CMBS. Duncannon is initially expected to be financed with a multi-currency warehouse facility and a subordinated loan facility made available to it by the Company and expects to begin to acquire assets in the near future.

Eurocastle Corporate Debt

On 11 October 2006, the Company increased the size of its corporate revolving credit facility with Deutsche Bank from €150 million to €300 million in order to finance the Group's increased capital requirements as a result of increased acquisition activity.

The Manager

The Company is externally managed by Fortress Investment Group LLC. The Manager is a global alternative investment and asset management firm with approximately U.S.$26 billion of equity capital currently under management.(1) The Manager provides the Group with access to investment opportunities through its existing business relationships. The Manager's principals have an average of 21 years' expertise in the fields of real estate investment, asset-based investing, financing and risk management.(2) They have been involved in acquisitions of over U.S.$ 51 billion of assets (of which U.S.$ 21 billion of such assets are in Europe) and issues of over U.S.$ 27 billion of asset backed securities (of which U.S.$ 10 billion of such securities have been issued in Europe).(3)

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(1) Fortress Investment Group LLC

(2) Fortress Investment Group LLC

(3) Fortress Investment Group LLC

Dividend policy

The Company's policy is to pay all or substantially all of its Funds From Operations in the form of regular quarterly dividends to Shareholders, and the Directors intend to continue this policy. Since the initial public offering in June 2004, the Board of Directors of the Company has declared total dividends of €3.47. The dividend per Share for the year ended 31 December 2004 was €0.63. The dividend per Share for the year ended 31 December 2005 was €1.42. Interim dividends per Share declared in 2006 total €1.42.

The Offer Shares do not carry dividends already declared.

Listing on Euronext Amsterdam

The Company's Shares are listed and traded on Eurolist by Euronext Amsterdam.

Potential Change of Listing

The Company is exploring the possibility of listing its shares on The Frankfurt Stock Exchange. The Directors consider that such a listing would better reflect the Company's investment focus in Germany. They currently intend that any such listing would be implemented in the next financial year, if at all.

If the Company lists its shares on The Frankfurt Stock Exchange, it would cancel its listing on Eurolist by Euronext Amsterdam. The Company's shares will be listed on one of Eurolist by Euronext Amsterdam or The Frankfurt Stock Exchange at all times.

The Company will send further information to Shareholders regarding the nature, timing and consequences of these proposals if and when it decides to proceed with them.

The Offer

16,216,216 Offer Shares will be issued pursuant to the Offer. Further Shares representing up to 10% of the Offer Shares available in the Offer (before exercise of the Over-allotment Option) may be issued pursuant to the Over-allotment Option. In addition, the Company has granted Options to the Manager representing the right to acquire 10% of the number of Offer Shares offered and sold in the Offer at an exercise price per Share equal to the Offer Price (subject to adjustment if the Over-allotment Option is exercised).

The Offer will be made to institutional investors, and in particular to investment professionals who are capable of evaluating the merits and risks of an investment of this kind.

Lock-up arrangements

The Company has agreed in the Underwriting Agreement not to issue any Shares (other than Shares issued pursuant to the Offer, the Over-allotment Option and the Manager's Options) for a period of 90 days from Admission of the Offer Shares (subject to certain exceptions, including where the Underwriters have given their consent to the issue or sale, as the case may be).

Use of proceeds

Assuming the Over-allotment Option and the Manager's Options are not exercised, it is expected that the Offer will raise approximately €586 million of net proceeds (after deduction of underwriting commissions and other expenses payable by the Company in connection with the Offer). It is expected that up to approximately €117 million of the net proceeds will be used to fund the repayment of amounts drawn down under the Group's revolving credit facility with Deutsche Bank and that the balance will be used to fund the acquisition of further investments to increase the size and diversification of its portfolio. To the extent the Group does not use the relevant proportion of the net proceeds to acquire investments in the near term, it may use the net proceeds to repay amounts outstanding under debt facilities other than the revolving credit facility referred to above and thereby reduce funding costs until such time as funds are required for further investments, at which point the Group will redraw to fund such investments.

Risk Factors

An investment in Shares is subject to a number of risks, certain of which are highlighted below.

Risks relating to the Group's business include:

- The Group's ability to generate its desired returns may be adversely affected if it is unable to source or to compete successfully for appropriate investments.

- The value of the Group's investments may fluctuate as a result of factors such as changes in regulatory requirements and applicable laws, political and economic conditions in certain geographic locations, the condition of financial markets, the financial condition of and any consequential default by the obligors, issuers of the investments, tenants or customers, developments or trends in any particular industry, potentially adverse tax consequences, enhanced accounting and control expenses.

- A significant proportion of the Group's ABS investments will be subordinated to the rights of more senior securities, and as a result have a higher risk of loss as a result of losses or delinquencies on the underlying assets.

- The investments which the Group holds are generally illiquid, and the securities that the Group may purchase in connection with privately negotiated transactions may not be registered under relevant securities laws, resulting in restrictions on their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or as otherwise in accordance with, those laws. Properties that the Group has purchased and may purchase also are generally illiquid investments. Such illiquidity may affect the Group's ability to vary its portfolio or dispose or liquidate part of its portfolio in a timely fashion and at satisfactory prices in response to changes in economic, real estate market or other conditions and this could have an adverse affect on the Group's financial condition and results of operations.

- All of the Group's direct real estate assets are located throughout Germany, and therefore the Group's performance depends substantially on the German economy and other factors affecting German real estate values.

- The Group leverages its portfolio through borrowings and the Group's return on investments and cash available for distribution to Shareholders may be reduced to the extent that changes in market conditions cause the cost of these borrowings to increase relative to the income that can be derived from the Group's underlying assets. The Group's reliance upon income from its investments to service its borrowings may affect its ability to meet its debt service obligations, and delays in obtaining suitable financing may impair the Group's ability to acquire suitable investments. In the extreme, the use of leverage may lead to a complete loss of the value of Shareholders' investment in the Group.

- A key to the Group's investment strategy is to finance its real estate related debt investments using non-recourse match-funded financing structures which aim to match assets and liabilities with respect to maturities and interest rates and so limit re-financing risk. With respect to real estate investments, the Group's strategy is to structure the terms of its borrowings to ensure that they can be re-financed or maintained to avoid the Group being forced to sell its assets prematurely. There is a risk that the Group may not be able to, or where appropriate, may choose not to, employ this strategy with respect to certain of its investments, which may expose the Group to refinancing risks or require the Group to employ alternative financing structures with less favourable economic terms.

- Changes in tax laws or changes in their interpretation could affect the intended treatment of investments using SPVs in a manner that results in the Group's returns being reduced.

Risks relating to the Company include:

- The Company's ability to pay dividends will depend on it receiving sufficient earnings from its underlying investments.

- The Company intends in the future to issue additional Shares in subsequent public offerings or private placements. The Company is not required under Guernsey law to offer such shares to existing Shareholders on a pre-emptive basis, and such future Share issues may dilute existing Shareholders' interests in the Company.

Risks relating to the Investment Manager include:

- The Group is reliant upon the Manager who has significant discretion as to the implementation of the Group's operating policies and strategies. The Group is subject to the risk that the Manager will terminate the Management Agreement and that no suitable replacement will be found. In addition, the Directors believe that the Group's success depends to a significant extent upon the experience of the Manager's executive officers, whose continued service is not guaranteed. The departure of a key executive of the Manager may have an adverse affect on the performance of the Group.

- While the Manager does not currently manage any investment vehicle whose core business competes directly with the Group, and while the Management Agreement prevents the Manager from raising or sponsoring a vehicle whose investment policies, guidelines or plans target, as its primary investment category, investment in credit sensitive European real estate securities, the Manager is otherwise not limited or restricted from engaging in any business or managing any other vehicle that invests in similar investments as those targeted by the Group. The Manager or its affiliates manage and invest in other investment vehicles which have investment objectives which overlap with those of the Group, and members of the Board of the Directors may serve as officers and/or directors of these other entities. Accordingly, it is possible that investment opportunities which meet the Group's investment objectives may not be offered by the Manager to the Group. These relationships may lead to conflicts of interest.
- Termination of the Management Agreement may be difficult and costly. Unless terminated for cause, and even if terminated on an anniversary date, the Manager must be paid a termination fee equal to the amount of management fee incurred by the Manager during the 12 month period preceding such termination. In addition, following any termination of the Management Agreement, unless the Group, either at the Manager's request or at its own volition, purchases the Manager's right to receive incentive compensation at its fair market value, the Group must continue to pay the incentive compensation to the Manager following termination or expiration of the Management Agreement which payments could continue for an indefinite period of time. These provisions may increase the effective cost to the Group of terminating the Management Agreement.

OFFER STATISTICS

Offer Price	€37
Number of Offer Shares being offered[1]	16,216,216
Number of Shares subject to Over-allotment Option[2]	1,621,622
Number of Shares in issue following the Offer[1]	61,897,461

(1) Assumes no exercise of the Over-allotment Option.

(2) The number of Shares subject to the Over-allotment Option is 10% of the number of Shares available in the Offer.

Assuming the Over-allotment Option and the Manager's Options are not exercised, it is expected that the Offer will raise approximately €586 million of net proceeds for the Company (after deduction of underwriting commissions and other expenses payable by the Company in connection with the Offer).

EXPECTED TIMETABLE

Admission to listing and commencement of trading of the Offer Shares on Eurolist by Euronext Amsterdam	6 December 2006
CREST UK accounts credited in respect of Offer Shares in uncertificated form	6 December 2006
Share certificates in respect of Offer Shares issued in certificated form expected to be dispatched (or as soon as practicable thereafter)	6 December 2006

Each of the dates in the above timetable is subject to change. Reference to times are to Central European Time unless otherwise stated. Temporary documents of title will not be issued.

ISIN: GB00B01C5N27.
Amsterdam Security Code (*fondscode*): 37115
Trade Symbol: ECT

General

An investment in the Company is suitable only for institutional investors, and in particular investment professionals, who are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses (which may be equal to the whole amount invested) which may result from such an investment. There can be no assurance that the Group's investment objectives will be achieved. Prospective investors should carefully review and evaluate the risks and the other information contained in this Prospectus before making a decision to invest in the Company. Investors should immediately seek their own personal financial advice from an appropriately authorised independent professional financial adviser or other advisers such as legal advisers and accountants.

Prospective investors should be aware that the value of the Shares and the income from them may decrease and that they may not realise their initial investment. In addition, the market price of Shares may be less than the underlying value of the Group's net assets.

The risks set out below are the risks which the Directors currently consider to be material but are not the only risks relating to the Group or an investment in the Company. There may be additional material risks that the Company does not currently consider to be material or of which the Company is not aware.

Risks Relating to the Business

The Group's ability to generate its desired returns will depend on its ability to identify and invest in suitable investment opportunities

The ability of the Group to effectively implement its investment strategy and achieve its desired investment returns may be limited by its ability to identify and acquire appropriate investments. Until such time as the Group is able to invest in suitable investments, its funds may not be fully invested. The Group's funds may be held on cash deposit pending investment.

In addition, the Group may be subject to significant competition in seeking investments. Some of the Group's competitors may have greater resources, and the Group may not be able to compete successfully for investments. Furthermore, competition for investments may lead to the price of such investments increasing which may further limit the Group's ability to generate its desired returns.

Extensive borrowings may adversely affect the Group's return on its investments and may reduce the amount of cash available for distribution to shareholders

The Group leverages its portfolio through borrowings, generally through the use of bank credit facilities, repurchase agreements, mortgage loans, securitisations, including the issuance of CDOs, and other borrowings. The extent of the borrowings depends on the Group's ability to obtain credit facilities and the lender's estimate of the stability of the portfolio's cash flow. The Company has a policy limiting the Group's overall indebtedness to 95% of the value of the Group's gross assets on an aggregate basis. The Group's return on investments and cash available for distribution to holders of the Shares may be reduced to the extent that changes in market conditions cause the cost of these borrowings to increase relative to the income that can be derived from the Group's underlying assets.

Due to its extensive borrowings and its reliance upon income from its investments to service these borrowings, the Group may not be able to meet its debt service obligations, and, to the extent that it cannot, it risks the loss of some or all of its assets to foreclosure or sale to satisfy its debt obligations.

Delays in obtaining suitable financing (including through borrowing) may impair the Group's ability to acquire suitable investments, and, as a result, the Group may not achieve its desired investment returns.

The Group may finance certain of its investments through repurchase agreements. A decrease in the value of the assets may lead to margin calls which will have to be satisfied and which may reduce the value of Shareholders' investment in the Group. The Group may not have the funds available to satisfy any such margin calls, which would result in foreclosure by the lenders on the assets.

In the extreme, the use of leverage may lead to a complete loss of the value of Shareholders' investment in the Group.

The Group will be exposed to refinancing risk if it is not able to match-fund its assets and liabilities

A key to the Group's investment strategy is to finance its real estate related debt investments using non-recourse match-funded financing structures, which aim to match assets and liabilities with respect to maturities and interest rates. This technique is intended to limit the Group's refinancing risk, including the risk of being unable to refinance an investment or refinance on favourable terms. With respect to real estate investments, the Group's strategy is, where practicable, to structure the terms of its borrowings to ensure that such borrowings can be refinanced or maintained to avoid the Group being forced to sell its investments prematurely. However, there is a risk that it may not be able, or where appropriate, may choose not to employ this strategy with respect to certain of its investments, which may expose the Group to refinancing risks. Such alternative financing structures may also have less favourable economic terms.

In addition, when financing investments through CDO issuances, the Group generally expects to accumulate securities through an arrangement in which a third party provides short-term financing pending the issuance of the CDO securities on the security of a cash deposit with such third party. Under such arrangement, if such CDO financing were not consummated, the Group would be required either to purchase the securities and obtain other financing for such purchase, or to pay the third party the lesser of the difference between the price it paid for the securities and the price it sold such securities or the Group's deposit.

If the Group breaches covenants under its financing agreements it could be forced to sell assets

The Group intends to be party to various loan, repurchase and other financing agreements which are likely to contain financial covenants that could, among other things, require it to maintain certain financial ratios. Should the Group breach the financial or other covenants contained in any loan, repurchase or other financing agreement, the Group may be required immediately to repay such borrowings in whole or in part, together with any attendant costs. If the Group does not have sufficient cash resources or other credit facilities available to make such repayments, it may be forced to sell some or all of the assets comprising its investment portfolio. To the extent that the Group's borrowings are secured against all or a portion of its assets, a lender may be able to sell those assets. Moreover, any failure to repay such borrowings or, in certain circumstances, other breaches of covenants under the Group's loan or repurchase agreements could result in the Group being required to suspend payment of its dividends.

Cross-default provisions in the Group's financing arrangements could result in a substantial loss for the Group

The Group's financing arrangements may contain cross-default provisions such that a default under one particular financing arrangement could automatically trigger defaults under other financing arrangements. Such cross-default provisions could therefore magnify the effect of an individual default, and, if such a provision was exercised, result in a substantial loss for the Group.

Changes in tax laws or their interpretation could affect the intended tax treatment for investments using Special Purpose Vehicles

The Company holds its debt investments through SPVs. For tax and other reasons, the Company's investments in the SPVs are likely to be funded wholly or partly by way of a series of debt instruments with the equity of such SPVs held by one or more third parties. The Company structures its SPVs so that they are substantially exempt from income taxes in their jurisdiction of incorporation and conducts their affairs so as not to be subject to, or subject to minimal, income tax in the jurisdictions in which they operate. Further the Company structures the SPVs so that they only hold assets that are not subject to withholding taxes on distributions made by, or on realisations of, the assets.

However, tax laws may change or be subject to differing interpretations, possibly with retroactive effect, so that the tax consequences of a particular investment or SPV structure may change after the investment has been made or the SPV has been established with the result that investments held by SPVs may be required to withhold tax or the SPVs themselves may become liable to tax, in each case resulting in the Company's returns being reduced. The Company and the SPVs will be subject to such risk both in the jurisdiction of their respective incorporation and in each jurisdiction of their respective operations.

For further information on the tax treatment of the Company's holdings in subsidiaries that own the Group's real estate assets, see "*Risk of adverse tax consequences by reason of having a permanent establishment*" and "*Risks relating to changes in German tax legislation*" set out later in this section.

Many of the Group's ABS investments are in subordinated securities

A significant portion of the Group's ABS investments consist of securities that are subordinated in right of payment and ranked junior to other securities that are secured by or represent ownership in the same pool of assets.

In general, losses on a mortgage loan included in a securitisation will be borne first by a liquidity facility that generally ranks senior to the bond structure, if any, and then by the "first loss" subordinated security holder. The "first loss" holder is the holder of the most junior securities, being the securities most at risk if the value of the collateral falls below the loan amount. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which the Group invests, the Group may not be able to recover all of its investment in the securities purchased. In addition, if the underlying mortgage portfolio has been overvalued by the originator of the loan, or if the values subsequently decline, and, as a result, less collateral is available to satisfy interest and principal payments due on the related mortgage backed securities, the securities in which the Group invests may effectively become the "first loss" position behind the more senior securities.

In addition, certain of the Group's investments have structural features that divert payments of interest and/or principal to more senior classes when the delinquency or loss experience of the pool exceeds certain levels. As a result of these features, subordinated securities have a higher risk of loss as a result of delinquencies or losses on the underlying assets.

Subordinated securities generally do not have the right to call a default or vote on remedies following a default unless more senior securities have been paid in full. As a result, a shortfall in payments to subordinated investors in asset backed securities will generally not result in the default being declared on the relevant transaction and the transaction will not be restructured or unwound first. Furthermore, because subordinated securities may represent a relatively small percentage of all securities secured by the same asset pool, the impact of a relatively small loss on the overall pool may be substantial on the holders of such subordinate securities.

The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual issuer developments. A projection of an economic downturn, for example, could cause a decline in the price of lower credit quality securities because the ability of obligors of mortgages underlying mortgage backed securities to make principal and interest payments may be impaired. In such event, existing credit support in the securitisation structure may be insufficient to protect the Group against loss of its principal on these securities.

The Group's investments in mortgage loans may be subject to delinquency, foreclosure and loss

The mortgage loans underlying the mortgage backed securities that the Group invests in and the mortgage loans that the Group invests directly in are subject to delinquency, foreclosure and loss. Commercial mortgage loans are secured by multi-family or commercial property and are subject to risks of delinquency and foreclosure, and risks of loss that are greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things, tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expense or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, acts of God, terrorism, social unrest and civil disturbances.

Residential mortgage loans are secured by single-family residential property and are subject to risks of delinquency and foreclosure, and risks of loss. The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors, including a general economic downturn, acts of God, terrorism, social unrest and civil disturbances, may impair borrowers' abilities to repay their loans.

In the event of any default under a mortgage loan held directly, the Group is expected to bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on cash flow from operations. Foreclosure of a mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on the Group's anticipated return on the foreclosed mortgage loan.

Residential mortgage backed securities evidence interests in or are secured by pools of residential mortgage loans and commercial mortgage backed securities evidence interests in or are secured by a single

commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, the mortgage backed securities that the Group will invest in are subject to all of the risks of the underlying mortgage loans.

Concentration in any one industry, region or country may increase risk of defaults on debt obligations

Whilst the Group intends to diversify its portfolio of debt investments in the manner described in Part II of this Prospectus the risk that payments on the Group's debt investments could be adversely affected by defaults on debt obligations is likely to be increased to the extent that the Group's portfolio is concentrated in any one industry, region or country as a result of the increased potential for correlated defaults in respect of a single industry, region or country as a result of downturns relating generally to such industry, region or country. Except as described in Part II of this Prospectus, the Group is not required to observe specific diversification criteria.

For further information on the risks relating to the concentration of real estate investments, see "*Geographic Concentration: The Economy of Germany*" set out later in this section.

Insurance on real estate or other assets may not cover all losses

There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war, that may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations, and other factors, including terrorism or acts of war, also might make the insurance proceeds insufficient to repair or replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds might not be adequate to restore the Group's economic position with respect to the affected real property. As a result of the events of 11 September 2001, insurance companies are limiting and/or excluding coverage for acts of terrorism in insurance policies. As a result, the Group may suffer losses from the impact on investments of acts of terrorism or otherwise that are not covered by insurance. Should an uninsured loss or a loss in excess of insured limits occur, the Group could lose capital invested in the affected property as well as anticipated future turnover from that property. In addition, the Group could be liable to repair damage caused by uninsured risks. The Group would also remain liable for any debt or other financial obligation related to that property. No assurance can be given that material losses in excess of insurance proceeds will not occur in the future.

The investments which the Group holds are generally illiquid

The investments which the Group holds are generally illiquid, and the securities that the Group may purchase in connection with privately negotiated transactions may not be registered under relevant securities laws, resulting in restrictions on their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. A majority of the securities and loans that the Group has acquired as well as a majority of the securities that the Group may in future acquire have been purchased or may be purchased in private, unregistered transactions and are therefore subject to restrictions on resale or otherwise have no established trading market. Properties that the Group has purchased and may purchase also are generally illiquid investments. Such illiquidity may affect the Group's ability to vary its portfolio or dispose of or liquidate part of its portfolio in a timely fashion and at satisfactory prices in response to changes in economic, real estate market or other conditions, including, in relation to real estate, the exercise by tenants of their contractual rights such as those which enable them to vacate properties. This could have an adverse effect on the Group's financial condition and results of operations, with a consequential adverse effect on the market value of the Group's Shares or on the Group's ability to make expected distributions to its shareholders.

Fluctuations and changes in interest rates may cause losses

Changes in interest rates can affect the Group's net interest income, which is the difference between the interest income earned on interest-earning investments and the interest expense incurred on interest-bearing liabilities. Changes in the level of interest rates also can affect, among other things, the Group's ability to acquire loans and securities, the value of its securities and the Group's ability to realise gains from the settlement of such assets.

In the event of a significant rising interest rate environment and/or economic downturn, mortgage and loan defaults may increase and result in credit losses that may be expected to affect the Group's liquidity and operating results adversely. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond the Group's control.

The Group's ability to execute its business strategy, particularly the growth of its investments, depends to a significant degree on its ability to obtain additional capital. The Group's CDO strategy is dependent on its ability to place the match-funded debt used to finance European real estate securities and other asset backed securities investments at spreads that provide a positive arbitrage. If spreads for CDO liabilities widen, or if demand for such liabilities ceases to exist, then the Group's ability to execute future CDO financings will be severely restricted.

The Group's operating results will depend in large part on differences between the income from its assets, net of credit losses, and its financing costs. The Group anticipates that, in most cases, for any period during which its assets are not match-funded, the income from such assets will respond more slowly to interest rate fluctuations than the cost of its borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence the Group's net income. Increases in these rates will tend to decrease the Group's net income and market value of assets. Interest rate fluctuations resulting in the Group's interest expense exceeding interest income are expected to result in operating losses for the Group.

The value of investments is subject to changes in credit spreads

The value of the real estate securities and other asset backed securities will be subject to changes in credit spreads as a result of changes in interest rates and market demand. The value of these securities is dependent on the yield demanded on these securities by the market. Excessive supply of these securities or a reduced demand will generally cause the market to require a higher yield on these securities, resulting in the use of a higher, or "wider", spread over a benchmark rate to value such securities. Under such conditions, the value of the Group's securities portfolio would tend to decline. Conversely, if the spread used to value such securities were to decrease, or "tighten", the value of the Group's securities portfolio would tend to increase.

Furthermore, shifts in the market's expectations of future interest rates would also affect the yield required on the Group's securities and therefore their value. This would have similar effects on the Group's portfolio and the Group's financial position and operations as a change in spreads.

The Group's investments in mortgage loans will also be subject to changes in credit spreads. The value of the loans is expected to be dependent upon the yield demanded by the market based on their credit. The value of the Group's portfolio would tend to decline should the market require a higher yield on such loans, resulting in the use of a higher spread over the benchmark rate. If the value of the Group's mortgage loan portfolio were to decline, it could affect its ability to refinance such portfolio upon the maturity of any related financing. Any credit or spread losses incurred with respect to the Group's mortgage loan portfolio would affect it in the same way as similar losses on its Investments falling within the Company's investment objectives and other asset backed securities portfolio as described above.

Hedging transactions may limit gains or result in losses

The Group intends to use derivatives for the purposes of efficient portfolio management. This strategy has certain risks, including the risk that losses on a hedge position will reduce the cash available for distribution to shareholders and that such losses may exceed the amount invested in such instruments. The Group intends to use derivative instruments, including forwards, futures, swaps and options, in its risk management strategy to limit the effects of changes in interest rates and foreign exchange rate movements on its operations. A hedge may not be effective in eliminating all of the risks inherent in any particular position.

The Group will also be exposed to the credit risk of the relevant counterparty with respect to relevant payments under derivative instruments.

Insolvency of obligors under investments may prevent payment in full or on time

Investments may be subject to various laws for the protection of creditors in the jurisdictions of incorporation of the obligor and, if different, the jurisdictions from which the obligor conducts its business and in which it holds its assets, which may adversely affect such obligor's ability to make payment on a full or timely basis. These insolvency considerations will differ depending on the country in which an obligor or its assets is located and may differ depending on the legal status of the obligor.

The ability of the Group to sell investments and reinvest the proceeds may be restricted

The Group may dispose of certain of its investments and reinvest the proceeds thereof in substitute investments subject to compliance with the Group's investment guidelines and certain other conditions, including the terms of CDO issuances. The earnings with respect to such substitute investments will depend,

among other factors, on reinvestment rates available at the time and on the availability of investments satisfying the investment guidelines and otherwise acceptable to the Manager. The need to satisfy such guidelines and identify acceptable investments may require the Group to purchase substitute investments with a lower yield than those initially acquired or require that the sale proceeds be maintained temporarily in cash which may reduce the yield.

Disparities between the availability of suitable investments and the availability of suitable funding may lead to inefficiencies in financing

The Group intends to acquire debt securities that fall within its investment objectives and finance them on a long-term basis.

During the period in which the Group will acquire debt securities, it may finance its purchases through relatively short-term credit facilities. It is expected that the Group will use credit facilities such as "warehouse" lines of credit to finance the acquisition of securities that are Investments falling within the Company's investment objectives until a sufficient quantity of assets is accumulated at which time the Group may refinance these lines through a securitisation, such as CDO issuance, or other long-term financing. As a result, the Group is subject to the risk that it will not be able to acquire, during the period that its warehouse facility is available, a sufficient amount of eligible securities to maximise the efficiency of a financing. In addition, conditions in the capital markets may make the issuance of a financing less attractive to the Group when it does have a sufficient pool of collateral. If the Group is unable to issue debt securities to long-term finance these assets, it may be required to seek such other forms of potentially less attractive, more costly financing or otherwise to liquidate the assets.

Prepayment rates may increase, which may adversely affect the yields on investments

The value of the Group's assets may be affected by prepayment rates on mortgage loans that serve as collateral for certain of the investments. Prepayment rates on mortgage loans are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond the Group's control, and consequently, such prepayment rates cannot be predicted with certainty. In periods of declining mortgage interest rates, prepayments on mortgage loans generally increase. If general interest rates decline as well, the proceeds of such prepayments received during such periods are likely to be reinvested by the Group in assets yielding less than the yields on the assets that were prepaid. In addition, the market value of the mortgage assets may, because of the risk of prepayment, benefit less than other fixed-income securities from declines in interest rates. Conversely, in periods of rising interest rates, prepayments on mortgage loans generally decrease, in which case the Group would not have the prepayment proceeds available to invest in assets with higher yields. Under certain interest rate and prepayment scenarios the Group may fail to recoup fully the Group's cost of acquisition of certain investments.

The Group may be liable for any environmental issues on or in its real estate investments

The Group may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in its real estate investments. The costs of any required remediation or removal of such substances may be substantial. The presence of such substances, or the failure to remediate such substances properly, may also adversely affect the owner's ability to sell or lease the real estate or to borrow using the real estate as collateral. Laws and regulations may also impose liability for the release of certain materials into the air or water from a real estate investment, including asbestos, and such release can form the basis for liability to third persons for personal injury or other damages. Other laws and regulations can limit the development of and impose liability for the disturbance of wetlands or the habitats of threatened or endangered species.

Property valuation is inherently subjective and uncertain

The valuation of property is inherently subjective due to the individual nature of each property. As a result, valuations are subject to uncertainty. The valuation reports in Part XV of this Prospectus are made on the basis of assumptions which may not prove to reflect the true position. There is no assurance that the valuations of the properties will reflect actual sale prices even where any such sales occur shortly after the relevant valuation date.

The value of the Group's investments could be affected by a number of factors, some of which are outside its control

The Group's operating performance would be adversely affected by a downturn in the property market resulting in lower capital and rental values. In the event of a default by a tenant or during vacancies, the Group

would experience a rental shortfall, and it could incur additional expenses including legal and surveying costs in re-letting, maintenance costs, service charges, insurances and marketing costs.

Real estate property values and net operating income from leases can be affected by factors including the volatility of property revenue and the relevant property's operating leverage, which generally refers to (i) the percentage of total property operating expenses in relation to total property revenue, (ii) the breakdown of property operating expenses between those that are fixed and those that vary with revenue, and (iii) the level of capital expenditure required to maintain the property and retain or replace tenants.

The market value of real estate investments can be affected by factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by business closures or slowdowns and other factors); political conditions and events; local property market conditions (such as an oversupply of commercial property); perceptions by prospective tenants and other users of specific properties of the safety, convenience, condition, services and attractiveness of such properties; the proximity and availability of competing alternatives to the properties; access to public transportation and major roads; the ability of the property manager to provide capable management and adequate maintenance of the relevant properties; demographic factors; consumer confidence; unemployment rates; customer tastes and preferences; retroactive changes to building or similar regulations; and increases in operating expenses such as energy costs.

The age, construction, quality and design of the buildings on a particular property may affect its occupancy levels as well as the rents that may be charged for individual leases. Over time, there may be a requirement for increased maintenance costs and necessary capital improvements in order to maintain a property and to attract and satisfy major tenants. Also, construction will deteriorate over time if adequate maintenance is not performed in a timely fashion. If competing properties of a similar type are built in the area where a property is located or similar properties in the vicinity of a property are substantially updated and refurbished, the value and net operating income of such property could be reduced.

Some of the Group's properties may not readily be convertible to an alternative use if such properties were to become unprofitable due to competition, age of the improvements, decreased demand, regulatory changes or other factors. The conversion of commercial properties to alternate uses generally requires substantial capital expenditure. Thus, if the operation of any such property becomes unprofitable the liquidation value of any such property may be substantially less.

Income received from the Group's properties would be adversely affected by a number of factors

Income received from, and the value of, properties held by the Group may be adversely affected by a number of factors, including:

(a) vacancies that lead to reduced occupancy rates which reduce the Group's income and its ability to recover certain operating costs such as service charges;

(b) the Group's ability to collect rent from tenants and other contractual payments on a timely basis or at all;

(c) tenants seeking the protection of bankruptcy laws which could result in delays in receipt of rental and other contractual payments, inability to collect such payments at all or the termination of a tenant's lease, or which could hinder or delay the sale of properties;

(d) the amount of rent and the terms on which lease renewals and new leases are agreed being less favourable than current leases;

(e) a competitive rental market may affect rental levels or occupancy levels at the Group's properties; and

(f) changes in laws and governmental regulations in relation to real estate, including those governing permitted and planning usage, taxes and government charges. Such revisions may lead to an increase in management expenses or unforeseen capital expenditure to ensure compliance. Rights related to particular properties may also be restricted by legislative actions, such as revisions to existing laws or the enactment of new laws.

Risks Relating to Office Properties and Shopping Centres

Office properties and shopping centres generate a significant portion of gross rent due to the Group from its real estate portfolio. The income from and market value of such properties are subject to a number of risks. In particular, a given property's age, condition, design, and access to transportation affect the ability of such a property to compete against other similar properties in the area in attracting and retaining tenants. Other

important factors include the quality and mix of a property's existing tenants, the quality of its property manager, the attractiveness of the property and the surrounding area to prospective tenants and their customers, access to public transportation and major roads and the public perception of safety in the surrounding neighbourhood. Attracting and retaining tenants often involves refitting, repairing or making improvements to the property, in the case of an office to accommodate the type of business conducted by prospective tenants or a change in the type of business conducted by existing major tenants and, in the case of a centre, to continue to attract customers and other tenants.

Local and regional economic conditions and other related factors also affect the demand for and success of a property. For example, decisions by companies to locate an office in a given area will be influenced by factors such as labour cost and quality, and quality of life issues such as those relating to schools and cultural amenities. Equally, leases at shopping centres may contain turnover rent provisions which can result in lower income during periods of low consumer spending. The development of similar properties in proximity to the Group's real estate assets may lead to oversupply in the relevant area or the availability of competing property that is perceived as more attractive than the Group's property by tenants and/or other users of the relevant properties.

Also, changes in local or regional population patterns and employment growth influence the success of both office properties and shopping centres and the ability of such properties to generate income and sustain market value. In addition, an economic decline in the businesses operated by tenants can affect office buildings and cause one or more significant tenants to cease operations and/or become insolvent. A decline in consumer spending could have a similar effect on a shopping centre. The risk of such an adverse effect is increased if revenue is dependent on a single tenant or a few large tenants or if there is a poor tenant mix.

Geographic Concentration; The Economy of Germany

All of the Group's direct real estate assets are located across Germany, and therefore the Group's performance depends on the strength of the local economies of such regions and of the German economy generally and other factors affecting German real estate values. The level of economic activity in general will affect net absorption of commercial and retail space and increases in rental rates. The economy of the regions where the properties are located may be adversely affected to a greater degree than that of other areas of Germany or elsewhere by developments affecting industries or other economic activity concentrated in each such region.

A weakening of the retail and business sectors in the relevant regions or in Germany generally may adversely affect demand for space at the properties and thus affect each such property's operation, lessen its market value and also lead to increased vacancy rates. Conversely, strong economic conditions could lead to increased building activity and increased competition for tenants. In either case, the operation of the properties could be adversely affected. Many of the Group's German real estate assets are let to different German retailers. Consolidation among those retailers, over which the Group would have no control, may adversely affect the Group if it led to the closure of stores located in properties owned by the Group.

A decline in the commercial property market, in the financial condition of a major tenant or a general decline in the local, regional or national economy will tend to have a more immediate effect on the net operating income of properties with short-term revenue sources, such as the properties, and may lead to higher rates of delinquency or defaults under the leases at the properties.

Each of the foregoing circumstances and events may, individually or in the aggregate, adversely affect the income from and market value of the properties.

Risks Relating to the Company

The Company's ability to pay dividends will depend on it receiving sufficient earnings from underlying investments

The Company currently pays quarterly dividends and makes distributions to Shareholders in amounts such that all or substantially all of the Company's net income after any tax in each year, subject to certain adjustments, is distributed. All distributions are made at the discretion of the members of the Board of Directors and will depend on the Company's earnings, financial condition and such other factors as the Board of Directors may deem relevant from time to time including limitations under Guernsey company law and any other applicable laws or regulations. There can be no assurances that the Company will be able to pay dividends in the future. Dividends will not be paid unless the Company generates sufficient earnings.

The Directors believe that the Company has been, and anticipate that it will continue to be, classified as a PFIC for U.S. federal income tax purposes

Based on the Company's income, assets and activities, the Directors believe that the Company has been, and anticipate that it will continue to be classified as a PFIC for U.S. federal income tax purposes. Unless a U.S. investor makes an election to treat the Company as a "qualified electing fund", or ("QEF"), or makes a "mark-to-market" election with respect to its Shares, "excess distributions" to the U.S. investor, and any gain recognised by the U.S. investor on a disposition of its Shares, would be subject to adverse tax consequences. Among other consequences, dividends paid by the Company would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation. U.S. investors that make a QEF election will be subject to tax on their pro rata share of the Company's earnings or net capital gains, whether or not they receive any distributions from the Company. As a result, U.S. investors may recognise income in a taxable year in amounts significantly greater than the distributions they receive from the Company. U.S. investors that make a mark-to-market election will be required for each taxable year that the Shares are held, and upon a disposition of such Shares, to recognise as ordinary income or loss an amount equal to the difference between the fair market value of their Shares and the adjusted tax basis of such Shares. The amount of losses that a U.S. investor may recognise under the mark-to- market rules, however, is limited. In addition, the Company may own or acquire interests in CDOs or other ABS investments (including subordinated notes) that are treated as equity interests in PFICs for U.S. federal tax purposes. Whether it will be possible to make a QEF election with respect to an indirect interest in a CDO or other ABS investment owned by the Company that is treated as an equity interest in PFIC for U.S. federal tax purposes will depend upon whether the issuer of that interest will provide information to the Company and its U.S. Holders necessary to make a valid QEF election, which cannot be assured. Because a mark-to-market election with respect to the Company does not apply to any equity interests in any lower-tier PFIC the Company may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to distributions to the Company on, and dispositions by the Company of, any investments held by the Company that are so treated. See "Tax Considerations — United States Taxation" in Part VII of this Prospectus.

Risk of adverse tax consequences by reason of having a permanent establishment

If the Company, its SPVs or any subsidiaries were treated as having a permanent establishment in any country in which it does business, income attributable to such permanent establishment may be subject to tax on a net basis.

Risk relating to changes in German tax legislation

The Company holds significant investments in German real estate. The Company holds these assets via leveraged Luxembourg holding companies that are subject to German taxation on real estate income but minimal taxation in their jurisdiction of incorporation (including on withholding tax on dividend payments, if any). Under the draft legislation bill for the German Annual Tax Act 2007 (*Jahressteuergesetz 2007*) the current anti-treaty/directive shopping rules shall be significantly broadened with effect as of 1 January 2007. Under these rules, in order to obtain an elimination of German withholding tax (of 21.1% on dividends) for a qualifying EU-holding company, the foreign company shall be required to, among other things, generate more than 10% of its gross revenue from own business activities (i.e. a business activity other than the management of own assets). These rules shall however not apply in the case where (i) the shares in the respective foreign company are regularly traded on an accepted stock exchange or (ii) the provisions of the German Investment Tax Code (*Investmentsteuergesetz*) are applicable in respect of such company. The additional requirements under these anti-treaty/directive shopping rules could lead to an increase of the Group's tax burden and thus impact the Group's after tax profit and financial condition.

Further, the German coalition parties recently agreed on a cornerstone paper for a German business tax reform which shall become effective as of 1 January 2008. For the time being there is no draft legislation available. According to the cornerstone paper the effective income tax rate of German companies shall be reduced from 38-39% to slightly below 30% (comprising 15% income tax and 14% trade tax in the case of an assessment rate for tax purposes (*Hebesatz*) of 400). However, this rate reduction shall be counter-financed by limiting the tax deduction of expense items such as interest, royalty and rent payments. This could also lead to an increase of the Group's tax burden and thus impact the Group's after tax position and financial condition.

Foreign investment risk and currency rate exposure

The Company's accounts will be denominated in euros while investments are likely also to be made and realised in other currencies. Changes in rates of exchange may have an adverse effect on the value, price or

income of the investments in the Company. A change in foreign currency exchange rates may adversely impact returns on the Company's non-euro denominated investments. The Company's principal direct non-euro currency exposure is expected to be to the UK pound sterling. Changes in the currency rates can adversely impact the fair values and earnings streams of the Company's holdings.

Movements in the foreign exchange rate between euros and the currency applicable to a particular Shareholder may have an impact upon such Shareholder's returns in its own currency of account.

The Shares are subject to restrictions on transfers

The Shares have not been registered in the United States under the Securities Act or under any other applicable securities law and are subject to restrictions on transfer contained in such laws and in U.S. Employee Retirement Income Security Act of 1974 ("ERISA").

There are additional restrictions on the resale of Shares by Shareholders who are located in the United States or who are U.S. Persons and on the resale of Shares by any Shareholders to any person who is located in the United States or is a U.S. Person. These restrictions will make it more difficult to resell the Shares in many instances and this could have an adverse impact on the market value of the Shares. Prospective investors should refer to the section "Transfer Restrictions" in Part VIII of this Prospectus.

Risk of the Group's assets being deemed "plan assets" if it has ERISA investors

Unless an exception applies, if 25% or more of the Shares (calculated in accordance with ERISA) or any other class of equity interest in the Group are owned, directly or indirectly, by pension plans or other Benefit Plan Investors, assets of the Group could be deemed to be "plan assets" subject to the constraints of ERISA. Accordingly, no Benefit Plan Investor that is subject to Title I of ERISA or Section 4975 of the Code will be permitted to acquire the Shares. Prospective investors should refer to "ERISA Considerations" and "Transfer Restrictions" under Part VIII of this Prospectus.

The Company will not be registered under the U.S. Investment Company Act

The Company will not be registered as an investment company in the United States under the Investment Company Act. The Investment Company Act provides certain protections to investors and imposes certain restrictions on registered investment companies, none of which will be applicable to investors in the Company or to the Company.

Shareholders may not be entitled to the takeover offer protections provided by the City Code on Takeovers and Mergers

The City Code on Takeovers and Mergers applies to offers for all public companies considered by the Takeover Panel to be resident in the United Kingdom, the Channel Islands (which includes Guernsey) or the Isle of Man.

However, the Takeover Panel will normally consider a company resident in the United Kingdom, the Channel Islands or the Isle of Man only if it is incorporated in one of those jurisdictions and has its place of central management in one of those jurisdictions.

The Takeover Panel may not regard the Company as having its place of central management in the United Kingdom, the Channel Islands or the Isle of Man, in which case the Takeover Panel may decline to apply the City Code to the Company and Shareholders will not receive the benefit of the takeover offer protections provided by the Code.

The Dutch takeover rules (as provided for in the Netherlands Act on the Supervision of the Securities Trade 1995 (*Wet toezicht effectenverkeer 1995*), as amended, will apply to the Company once Admission has occurred.

At the end of 2005 a legislative proposal (the "Bill") was submitted to the Second Chamber of Dutch Parliament regulating the implementation of the 13th EU Directive on public offers. The 13th EU Directive should have been implemented by no later than 20 May 2006, but the Bill is still with the Second Chamber and is expected to come into force in the course of 2007. Both under the present rules and under the new rules, the Dutch public offer rules would in principle be applicable to the Company.

Future Share issues could dilute the interests of existing Shareholders and lower the price of the Shares

The Company intends in the future to issue additional Shares in subsequent public offerings or private placements. The Company is not required under Guernsey law to offer any such Shares to existing Shareholders

on a pre-emptive basis. Therefore, it may not be possible for existing Shareholders to participate in such future Share issues, which may dilute the existing Shareholders' interests in the Company. In addition, the issue of additional Shares by the Company, or the possibility of such issue, may cause the market price of the Shares to decline.

There is no guarantee of a liquid market for the Shares

Although prior to the Offer investor interest has lead to the development of a trading market there can be no guarantee that this trading market will be sustained, or how liquid that market will remain. If an active and liquid trading market is not sustained, investors may have difficulty selling their Shares. There can be no assurance that the prices at which the Shares will trade will not decline below the Offer Price.

The Company is subject to potential conflicts of interest relating to the Underwriters and their respective affiliates

The Company is subject to potential conflicts of interest relating to the Underwriters and their respective affiliates because, among other things: (i) the Group has in the past, and may in the future, enter into transactions for the purchase and sale of securities, loans and other investments, derivative transactions and other transactions (including, without limitation, providing leverage against investments) with Underwriters and/or their respective affiliates and (ii) in connection with the Offer, certain of the Underwriters and/or their respective affiliates may acquire Shares for their own accounts. For additional information concerning conflicts of interest relating to Underwriters and their respective affiliates, please refer to "Part V — The Offer — Other Services Provided by the Underwriters".

Risks Relating to the Manager

The Group's performance is dependent on the Manager, and the Company may not find a suitable replacement if the Manager terminates the Management Agreement

The Group is reliant on the Manager, who has significant discretion as to the implementation of the Group's operating policies and strategies. The Group is subject to the risk that the Manager will terminate the Management Agreement and that no suitable replacement will be found. In addition, the Directors believe that the Group's success depends to a significant extent upon the experience of the Manager's executive officers, whose continued service is not guaranteed. The departure of a key executive of the Manager may have an adverse effect on the performance of the Group.

There are conflicts of interest in the Group's relationship with the Manager

The Manager or its affiliates manages and invests in other investment vehicles which have investment objectives which overlap with those of the Group, and some of the members of the Board of Directors also serve as officers and/or directors of these other entities. For example, the Manager and its affiliates may have investment in and/or earn fees from such other investment vehicles which are larger than their economic interests in the Group and may therefore have an incentive to allocate investments to such other investment vehicles. These relationships may lead to conflicts of interest. Certain investments appropriate for the Group may also be appropriate for one or more of these other investment vehicles. Accordingly it is possible that the Group will not have the opportunity to participate in investments made by such other investment vehicles which fall within the Group's investment objectives. When it is determined that it would be appropriate for the Group and one or more other investment vehicles managed by the Manager or its affiliates to participate in the same investment opportunity, the Manager will seek to allocate participation levels on an appropriate basis, taking into account such factors as the relative amounts of capital available for new investments, relative exposure to market trends and the size, liquidity, financeability and anticipated term of the proposed investment. The Manager may also engage in additional real estate related management and investment opportunities in the future which may also compete with the Group for investments.

While the Manager does not currently manage any investment vehicle whose core business competes directly with the Group and while the Management Agreement prevents the Manager from raising or sponsoring a vehicle whose investment policies, guidelines or plans target, as its primary investment category, investment in credit sensitive European real estate related securities, the Manager is otherwise not limited or restricted from engaging in any business or managing any other vehicle that invests in Investments falling within the Company's investment objectives.

The ability of the Manager and its officers and employees to engage in other business activities will reduce the time the Manager spends managing the Group. The Group may engage in a material transaction with the Manager or another entity managed by the Manager provided the transaction is on arm's length commercial terms.

The management compensation structure that the Company has agreed to with its Manager may encourage the Manager to invest in high risk investments. In addition to its management fee, the Manager is entitled to receive incentive compensation based in part upon the Company's FFO. In evaluating investments and other management strategies, the opportunity to earn incentive compensation based on FFO may lead the Manager to place undue emphasis on the maximisation of FFO at the expense of other criteria, such as preservation of capital, in order to achieve higher incentive compensation. Investments with higher yield potential are generally riskier or more speculative.

The Management Agreement may be difficult and costly to terminate

Termination of the Management Agreement may be difficult and costly. The term of the Management Agreement is ten years from 13 August 2003, subject to automatic renewal: (i) on the tenth anniversary of its commencement; and (ii) on each three year anniversary of such date, for an additional three year period unless a majority of the Shareholders by vote agree that there has been unsatisfactory performance by the Manager that is materially detrimental to the Company. Unless terminated for cause, and even if terminated on an anniversary date, the Manager must be paid a termination fee equal to the amount of management fee incurred by the Manager during the 12 month period preceding such termination. In addition, following any termination of the Management Agreement, unless the Company, either at the request of the Manager or at its own volition, purchases the Manager's right to receive incentive compensation at its fair market value (determined by independent appraisal to be conducted by an appraisal firm recognised in the United States, and mutually agreed upon by the Company and the Manager), the Company must continue to pay the incentive compensation to the Manager following termination or expiration of the Management Agreement which payments could continue for an indefinite period of time. These provisions may increase the effective cost to the Company of terminating the Management Agreement.

Broad investment guidelines provide the Manager with a wide range of potential investments each of which the Directors will not specifically review

The Manager is authorised to follow very broad investment guidelines. The Board of Directors will periodically review the Company's investment guidelines and the Group's investments. However, the Board of Directors does not review each proposed investment. Transactions entered into by the Manager may be difficult or impossible to unwind by the time they are reviewed by the Board of Directors.

The foregoing factors are not exhaustive but comprise all of the material risks and considerations involved in investing in the Company, of which the Company is aware. There could, however, be other risks and uncertainties which are either not material or not known to the Company at the date of this Prospectus.

IMPORTANT INFORMATION

No broker, dealer or any other person is authorised by the Company and/or the Underwriters to issue any advertisement or to give any information or to make any representations in connection with the offering or sale of the Offer Shares other than as contained in this Prospectus, and, if issued, given or made, such advertisement, information or representations must not be relied upon as having been authorised by the Company and/or the Underwriters. Neither the delivery of this Prospectus nor the allotment or issue of Offer Shares shall under any circumstances create any implications that there has been no change in the affairs of the Company since the date hereof.

An investment in the Company should be regarded as a long-term investment. There can be no assurance that the Company's investment objectives will be achieved.

The Company is subject to the risks associated with high levels of debt financing, including the risk that, in the medium to long term, available funds will be insufficient to meet payments of interest or capital due to its, or its subsidiary undertakings', lenders. This risk could adversely affect the Company's ability to provide returns to the holders of Shares and the value of such Shares could be adversely affected. Accordingly, investment in the Company will involve certain risks and special considerations. The investments of the Company are subject to the normal market fluctuations and risks inherent in all investments and there can be no assurance that an investment will retain its value or that appreciation will occur. The price of Shares and the income from Shares can go down as well as up, and investors may not realise the value of their initial investment. Investors must be able and willing to withstand the loss of their entire investment.

This Prospectus includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Prospectus and include statements regarding the intentions, beliefs or current expectations of the Company concerning, amongst other things, the investment objectives and investment policy, financing strategies, investment performance, results of operations, financial condition, liquidity, prospects, and dividend policy of the Company and the markets in which it, and Special Purpose Vehicles formed by the Company, invest and issue securities. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. The Company's actual investment performance, results of operations, financial condition, liquidity, dividend policy and the development of its financing strategies may differ materially from the impression created by the forward-looking statements contained in this Prospectus. In addition, even if the investment performance, results of operations, financial condition, liquidity and dividend policy of the Company, and the development of its financing strategies, are consistent with the forward-looking statements contained in this Prospectus, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to:

- the risk factors set forth above in the section entitled "Risk Factors" in this Prospectus;
- changes in economic conditions generally and the real estate and debt markets specifically;
- changes in the Company's business strategy;
- changes in interest rates and/or credit spreads, as well as the success of the Group's hedging strategy in relation to such changes;
- impairments in the value of the collateral underlying the Group's investments in asset backed securities;
- impairments in the value of the Group's real estate investments;
- legislative/regulatory changes;
- changes in taxation regimes including the changes to the taxation regime in Germany that are currently under consideration;
- the Group's continued ability to invest the cash on its balance sheet and the proceeds of this Offer in suitable investments on a timely basis;
- the availability and cost of capital for future investments; and
- competition within the finance and real estate industries.

Potential investors are advised to read this Prospectus in its entirety before making any investment in Shares and, in particular, the sections of this Prospectus entitled "Summary", "Risk Factors", Part II "The Company and its Business", Part III "Operating and Financial Review and Prospects", Part IV "Management of the Company", Part IX "Consolidated Financial Information for the period ended 31 December 2004", Part X "Consolidated Financial Information for the period ended 31 December 2005", Part XI "Unaudited Results for the three month period ended 31 March 2006", Part XII "Unaudited Results for the six month period ended 30 June 2006", Part XIII "Unaudited Results for the nine month period ended 30 September 2006" and Part XIV "Pro Forma Financial Information". In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this Prospectus may not occur. All Shareholders are entitled to the benefit of, are bound by, and are deemed to have notice of, the provisions of the Memorandum and Articles of Association of the Company which investors should review.

Certain information in this Prospectus is attributed to or sourced from third parties being the Manager, DTZ, Jones Lang LaSalle, CB Richard Ellis, Cushman & Wakefield, Deutsche Bank, Edeka, and Mapeley Limited. Such information has been accurately reproduced and as far as the Company is aware and is able to ascertain from information published by the stated sources, no facts have been omitted which would render the information inaccurate or misleading.

Subject to its legal and regulatory obligations, the Company expressly disclaims any obligations to update or revise any forward-looking statement contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

Prospective investors must not treat the contents of this Prospectus as advice relating to legal, taxation, investment or any other matters. Prospective investors must inform themselves as to: (a) the legal requirements within their own countries for the purchase, holding, transfer, redemption or other disposal of Shares; (b) any foreign exchange restrictions applicable to the purchase, holding, transfer, redemption or other disposal of Shares which they might encounter; and (c) the income and other tax consequences which may apply in their own countries as a result of the purchase, holding, transfer, redemption or other disposal of Shares. Prospective investors must rely upon their own representatives, including their own legal advisers and accountants, as to legal, tax, investment or any other related matters concerning the Company and an investment therein.

In connection with the Offer, Deutsche Bank (or its affiliates), as stabilising manager, may, for stabilisation purposes, over-allot Shares up to a maximum of 10% of the total number of Offer Shares comprised in the Offer. For the purposes of allowing Deutsche Bank to cover short positions resulting from any such over-allotments and/or from sales of Shares effected by it during the stabilising period, the Company has granted to it an option (the "Over-allotment Option") pursuant to which Deutsche Bank may require the Company to issue additional Offer Shares up to a maximum of 10% of the total number of Offer Shares comprised in the Offer at the Offer Price. The Over-allotment Option is exercisable in whole or in part, upon notice by Deutsche Bank, at any time during the period commencing on the date of pricing of the Offer Shares on Eurolist by Euronext Amsterdam and lasting for 30 calendar days thereafter. Any Offer Shares issued by the Company following the exercise of the Over-allotment Option will be issued on the same terms and conditions as the Offer Shares being issued in the Offer and will form a single class for all purposes with the other Ordinary Shares.

In connection with the Offer, Deutsche Bank (or its affiliates) as stabilising manager, or any of its agents, may (but will be under no obligation to), to the extent permitted by applicable law, over-allot and effect other transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail in the open market. Deutsche Bank is not required to enter into such transactions and such transactions may be effected on any stock market, over-the-counter market or otherwise. There can be no assurance that such stabilising measures will be undertaken. If they are undertaken, they may be stopped at any time and may only be taken during the period from the date of pricing of the Offer Shares up to and including the date that is 30 calendar days thereafter.

Investors should note that Deutsche Bank, Goldman Sachs, Lehman Brothers and Morgan Stanley and/or their respective affiliates have acted, may currently act, and may in the future act, in various capacities in relation to the issuers of certain securities in which the Group invests or may invest, including as manager, servicer, security trustee, equity holder and/or secured lender to affiliates of the issuer of the relevant securities. Each such role confers specific rights to and obligations on Deutsche Bank, Goldman Sachs, Lehman Brothers and Morgan Stanley and/or their affiliates. In carrying out these rights and obligations the interests of Deutsche Bank, Goldman Sachs, Lehman Brothers and Morgan Stanley and/or their respective affiliates may not be aligned with the interests of a potential investor in the Shares. Deutsche Bank, Goldman Sachs, Lehman

Brothers and Morgan Stanley and/or their respective affiliates in their capacity as lender to certain of the issuers of securities in which the Group invests or its affiliates may hold security interests in various of those issuers' assets, some of which assets may also secure obligations owed to holders of the relevant issuer's securities, which may include the Group. The Underwriters and/or their respective affiliates in their capacity as lender to certain of the issuers of securities in which the Group invests or its affiliates may hold security interests in various of those issuers' assets, some of which assets may also secure obligations owed to holders of the relevant issuer's securities, which may include the Group.

Neither the Shares nor the Company have been approved or disapproved by any governmental or regulatory authority of any country or jurisdiction, nor has any such governmental or regulatory authority passed upon or endorsed the merits of the Company or an investment in its Shares. The Company has the necessary consent from the Guernsey Policy Council under the Control of Borrowing (Bailiwick of Guernsey) Ordinances 1959 to 1989 for the raising of money by the issue of the Offer Shares. It must be specifically understood that, in giving consent, neither the Guernsey Financial Services Commission nor the States of Guernsey Policy Council takes any responsibility for the financial soundness of the Company or for the correctness of any of the statements made or opinions expressed with regard to it.

THE OFFER SHARES HAVE NOT BEEN APPROVED OR RECOMMENDED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY U.S. STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY NOR HAVE SUCH AUTHORITIES CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

The distribution of this Prospectus and the offer, sale and/or issue of Shares in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus comes are required by the Company and Deutsche Bank, Goldman Sachs, Lehman Brothers and Morgan Stanley to inform themselves about, and to observe, any such restrictions.

This Prospectus does not constitute, and may not be used for the purposes of, an offer or an invitation to subscribe for any Offer Shares by any person in any jurisdiction: (i) in which such offer or invitation is not authorised; or (ii) in which the person making such offer or invitation is not qualified to do so; or (iii) to any person to whom it is unlawful to make such offer or invitation. The distribution of this Prospectus and the offering of Offer Shares in certain jurisdictions may be restricted. Accordingly, persons outside the United Kingdom into whose possession this Prospectus comes are required by the Company and Deutsche Bank, Goldman Sachs, Lehman Brothers and Morgan Stanley to inform themselves about and to observe any restrictions as to the offer or sale of Shares and the distribution of this Prospectus under the laws and regulations of any territory in connection with any applications for Shares in the Group, including obtaining any requisite governmental or other consent and observing any other formality prescribed in such territory. No action has been taken or will be taken in any jurisdiction by the Group, Deutsche Bank, Goldman Sachs, Lehman Brothers and Morgan Stanley , the Manager or the Administrator that would permit a public offering of the Offer Shares in any jurisdiction where action for that purpose is required, nor has any such action been taken with respect to the possession or distribution of this Prospectus other than in any jurisdiction where action for that purpose is required.

The Offer is only being made to persons in the United Kingdom whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Financial Services and Markets Act 2000, and each Underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of the Offer Shares in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply.

The distribution of this Prospectus and the offer, sale and/or issue of the Offer Shares has not been and will not be registered under the Securities Act or any state securities laws in the United States or, except as set out in this Prospectus, the securities laws of any other jurisdiction and may not be reoffered, resold, pledged or otherwise transferred except as permitted by the Company's Articles of Association and as provided in this Prospectus. Subscribers shall be required to represent, acknowledge and agree that they will not reoffer, resell, pledge or otherwise transfer the Offer Shares except (x) in compliance with the Securities Act and other applicable laws and except to a transferee who is (i) (a) an "accredited investor" within the meaning of the Securities Act or (b) a "qualified institutional buyer" (as defined in rule 144A of the Securities Act) and in each

case also a "qualified purchaser" or "knowledgeable employee" within the meaning of the Investment Company Act or (ii) not a U.S. person as such term is defined under Regulation S under the Securities Act purchasing for its own account, or for the account of a buyer that meets such criteria, in an offshore transaction pursuant to Regulation S and (y) (1) upon delivery of all certifications, opinions and other documents that the Company may require and (2) in accordance with any applicable securities law of any state of the United States and any other jurisdiction.

Further, no purchase, sale or transfer of Shares may be made unless such purchase, sale or transfer will not result in the assets of the Group constituting "plan assets" within the meaning of ERISA that are subject to Title I of ERISA or Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, investors using assets of retirement plans or benefit plans that are subject to ERISA or Section 4975 of the Code (including, as applicable, assets of an insurance company general account) will not be permitted to acquire Offer Shares, and each investor will be required to represent or will, by its acquisition of an Offer Share be deemed to have represented, that it is not a "benefit plan investor" within the meaning of ERISA. Any purported purchase or transfer of an Offer Share that would cause the Group's assets to be deemed to be "plan assets" under ERISA that are subject to Title I of ERISA or Section 4975 of the Code, or otherwise does not comply with the foregoing, is subject to restrictions as provided in the Company's Articles of Association and this Prospectus.

The Offer Shares are transferable subject to the restrictions described herein. Each transferor of Offer Shares agrees to provide notice of the transfer restrictions set forth herein to the transferee.

THE MANAGER IS EXEMPT FROM REGISTRATION WITH THE COMMODITY FUTURES TRADING COMMISSION AS A COMMODITY POOL OPERATOR BECAUSE PARTICIPATION IN THIS POOL IS LIMITED, IN THE CASE OF U.S. PERSONS, TO CERTAIN INDIVIDUALS WHO ARE WITHIN A SUBCLASS OF QUALIFIED ELIGIBLE PERSONS ("QEPs") AND TO ENTITIES THAT ARE EITHER QEPs OR ACCREDITED INVESTORS, RECOGNISED UNDER THE FEDERAL SECURITIES AND COMMODITIES LAWS. THEREFORE, THE MANAGER IS NOT REQUIRED TO DELIVER A DISCLOSURE DOCUMENT AND A CERTIFIED ANNUAL REPORT TO PARTICIPANTS IN THIS POOL.

Notice to New Hampshire Residents only

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE HAS PASSED IN ANYWAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Available Information

For so long as any of the Shares are in issue and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company will, during any period in which it is not subject to Section 13 or 15(d) under the Exchange Act, nor exempt from reporting under the Exchange Act pursuant to Rule 12g3-2(b) thereunder, make available to any holder or beneficial owner of a Share, or to any prospective purchaser of a Share designated by such holder or beneficial owner, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act.

Service of Process and Enforcement of Civil Liabilities

The Company is incorporated under Guernsey law. Service of process upon Directors and officers of the Company, the majority of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since most directly owned assets of the Group are outside the United States, any judgment obtained in the United States against it may not be collectible within the United States. There is doubt as to the enforceability in England and Guernsey, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated upon U.S. federal securities laws.

Other Selling Restrictions

Relevant Member States of the European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive was implemented in that relevant member state (the "Relevant Implementation Date") no Offer Shares have been offered or will be offered pursuant to the Offer to the public in that relevant member state prior to the publication of a prospectus in relation to the Offer Share which has been approved by the competent authority in that member state or, where appropriate, approved in another relevant member state and notified to the competent authority in the relevant member state, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, offers of Offer Shares may be made to the public in that relevant member state at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of each of the Underwriters; or

(d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of Offer Shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any Offer Shares or to whom any offer is made under the Offer will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(l)(e) of the Prospectus Directive.

For the purpose of the expression an "offer of any Offer Shares to the public" in relation to any Shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer of any Offer Shares to be offered so as to enable an investor to decide to purchase any Offer Shares, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state.

In the case of any Offer Shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the Offer Shares acquired by it in the Offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any Offer Shares to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of the Underwriters has been obtained to each such proposed offer or resale. The Company and Underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the Underwriters of such fact in writing may, with the consent of the Underwriters, be permitted to subscribe for or purchase Offer Shares in the Offer.

Germany

The Offer Shares which are the subject of this Prospectus are neither registered for public distribution with the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht* — "**BaFin**") according to the German Investment Act nor listed on a German exchange. No sales prospectus pursuant to the German Securities Prospectus Act has been filed with the BaFin. Consequently, the Offer Shares in the Company must not be distributed within Germany by way of a public offer, public advertisement or in any similar manner, and this document and any other document relating to the Offer Shares in the Company, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the Offer Shares in the Company to the public in Germany or any other means of public marketing.

Any resale of the Offer Shares in the Federal Republic of Germany may only be made in accordance with the German Securities Prospectus Act and any other laws applicable in the Federal Republic of Germany governing the sale and offering of shares. No view on Taxation is expressed. Prospective investors in Germany are urged to consult their own tax advisers as to the tax consequences that may arise from an investment in the Offer Shares.

Italy

The offering of the Offer Shares has not been authorised by the relevant Italian authorities pursuant to Article 42 and Article 94 and seq. of Legislative Decree no. 58, dated 24 February 1998, as amended, and, accordingly, no Offer Shares may be offered, sold, delivered or marketed to investors of any kind in the Republic of Italy, nor may copies of the Prospectus or of any document relating to the Offer Shares be distributed in the Republic of Italy.

Australia

The Prospectus has not been and will not be lodged with the Australian Securities and Investments Commission ("ASIC") and is not a product disclosure statement or disclosure document for purposes of the Australian Corporations Act 2001 (Cth) (the "Act"). The Prospectus may not be issued or distributed in Australia and no offer, invitation or recommendation may be made in relation to the issue, sale or purchase of any Offer Shares in Australia (including an offer, invitation or recommendation received by a person in Australia) and no Offer Shares may be sold in Australia, unless the offer, invitation or sale does not need disclosure to Investors under Part 6D.2 or Division 2 or Part 7.9 of the Act. Accordingly, the Prospectus may not be distributed in Australia to retail clients (as defined in the Act).

If a recipient on-sells their Offer Shares within 12 months of their issue, that person will be required to lodge a disclosure document with ASIC unless either:

(a) the sale is pursuant to an offer received outside Australia or is made to a "wholesale client" within the meaning of 761G of the Act; or

(b) it can be established that the Company issued, and the recipient subscribed for, the Offer Shares without the purpose of the recipient on-selling them or granting, issuing or transferring interests in, or options or warrants over them.

Japan

Offering of the Offer Shares will fall under the private placement defined in Article 2, paragraph 3, sub-paragraph 2-b of the Securities and Exchange Law and accordingly no registration in accordance with Article 4, paragraph 1 of the Securities and Exchange Law has been made therefor.

Presentation of Financial Information

The consolidated financial information contained in Parts IX and X of this Prospectus has been extracted, without material adjustment, from the audited consolidated financial statements of the Company for the year ended 31 December 2004 and 31 December 2005 respectively. Similarly, the financial information contained in Parts XI, XII and XIII of this Prospectus has been extracted, without material adjustment, from the unaudited results for the Company for the three month period ended 31 March 2006, the six month period ended 30 June 2006 and the nine month period ended 30 September 2006 respectively.

The financial statements of the Company are prepared under International Financial Reporting Standards (IFRS).

Eurocastle's Initial Public Offering prospectus dated 24 June 2004, contains Eurocastle's audited financial statements for the financial period ended 31 December 2003 under IFRS together with relevant accounting policies and notes and the independent auditor's report. This information which has been filed with, and can be found at, the Document Viewing Facility of the Financial Services Authority (25 North Colonnade, London E14 5HS), is incorporated into this Prospectus by reference.

Certain financial information in this Prospectus has been rounded and, as a result, the totals of the data presented may vary slightly from the actual arithmetic totals of such information.

PART I

EUROPEAN REAL ESTATE MARKET AND EUROPEAN ABS/REAL ESTATE LOANS OVERVIEWS

Real Estate Market and Market Trends

In the first half of 2006, high levels of investor demand and a number of major portfolio transactions pushed European direct real estate investment volumes to €95 billion. This represents an increase of 30% over the first half of 2005. The investment activity in the first half of 2006 exceeded levels for each of the years 2000 to 2003. In addition, first half 2006 European real estate activity was increasingly focused on the German, UK and French markets. In this period, these countries' share of total European activity increased from 66% to 70%. Germany's share of transactions rose by over 50% from 13% in 2005 to 20% in the first half of 2006.[1]

The following trends support the Directors' belief that particular opportunities for investment in commercial real estate in Germany continue to exist:

The German public sector, German corporates and open-ended funds have been selling non-strategic assets to free up committed capital. This trend is also visible in medium-sized regional German companies (*Mittelstand*). In contrast to the United States, the Directors believe that Germany still offers significant potential. On average, US companies own only one third of the properties they use, with the remainder being leased. In Germany, with self-owned properties currently representing approximately 55%, this ratio is more favourable.[2] In addition, the Directors recognise sector specific strategy patterns. For instance, German retailers are increasingly liquidating owned real estate portfolios to better position themselves in the light of fierce national competition and to finance expansion plans.

The Directors believe that the planned introduction of a German REIT regime in 2007 will likely act as a catalyst for further monetisation of German commercial real estate. The Directors estimate that over the next five to ten years approximately €115 to €155 billion in real estate assets might be channeled into the German market if a tax transparent REIT structure were introduced in Germany.[3]

Open-ended property funds in Germany are increasingly sellers of commercial properties and may sell further assets due to strong outflows of funds in the recent past as well as recent measures to improve the diversification and focus of their domestic portfolios. Many open-ended property funds have modified their buy-and-hold strategy and increased their foreign portfolio share. The Directors estimate that open-ended property funds will continue to be increasingly active in the market as sellers of real estate.[4]

The Directors also expect that the German property market will continue to be attractive as a result of continued interest of international investors in nearly all segments. Bulwien estimates that approximately 50% of the new institutional property investment volume for 2005 was driven by international investors.[5] Driving factors for this are, primarily, confidence displayed by international investors in an economic recovery in Germany and the relatively high rental yields from leases (after deducting financing costs) compared to other countries.

European Asset Backed Securities and Loans Market

European ABS Market

The Directors estimate that outstanding debt in the European debt market has continued to grow from the estimated US$600 billion of outstanding debt at 2005 year end.[6]

---

(1) Source: Jones Lang LaSalle European Capital Market Bulletin H1.

(2) Source: DTZ Research Report, Money into Property: Europe, 2006 Overview, May 2006, Forschungscenter betriebliche Immobilienwirtschaft (FBI) of May 2006.

(3) Source: Directors' estimate based on Initiative Finanzstandort Deutschland – IFD of 12 December 2005.

(4) Source: CB Richard Ellis, September 2006.

(5) Source: Bulwien Gesa AG, 2006: New Real Estate Investments of Institutional Investors.

(6) Source: Directors' estimate based on Deutsche Bank Securitisation Research.

The following table illustrates the growth in this market:

	European ABS New Issuance									
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006 YTD
	(€ in Billions)									
RMBS	14.4	14.9	25.4	42.8	58.5	76.8	122.1	129.5	155.8	
CMBS	4.7	4.7	9.4	12.6	17.3	19.6	17.8	21.1	39.7	
Other ABS	20.0	25.5	48.0	45.4	70.8	63.9	70.0	95.5	119.2	
Total	**39.2**	**45.1**	**82.8**	**100.8**	**146.6**	**160.3**	**209.9**	**246.0**	**314.7**	**347.8**

Notes: Numbers in this table are rounded so may not add to the total shown.

Published Deutsche Bank Securitisation Research regarding the breakdown of the new issuance for 2006 to date is not available.

Source: Deutsche Bank Securitisation Research

According to the Directors' estimates, new issuance of European ABS reached an all time high of approximately €315 billion in 2005, including CMBS of €40 billion.(7) 2006 European ABS new issuance volumes have been strong with €350 billion issued to October month end. The Directors' estimate new issuance of European ABS looks set to exceed €400 billion for the full year 2006.

The Directors estimate that European real estate backed securities (CMBS and RMBS) represents the largest component of the European ABS market, accounting for approximately 58% of the estimated new ABS issuance in 2006 YTD.(8) The Directors believe that there will be increasing supply over the next few years of European CMBS, as this market has been consistently growing each year, resembling the scale and growth of the United States market a decade ago.

The European ABS market is diversified by collateral and increasingly diversified by country. While the UK continues to dominate European issuance (in part due to a supportive insolvency regime and favourable lease structures), growth in other countries, notably Italy, the Netherlands, Spain and Germany, has been strong. In 2005, issuance from these countries was approximately €130 billion. The Directors expect France and Germany to grow in importance to the primary market over the medium term and provide increasing liquidity for investors.

European Real Estate Loan Market

The subordinated/mezzanine real estate debt market in Europe has existed for over 10 years, primarily in the UK and Germany, and consists of a variety of different structures and forms including secured B notes or mezzanine tranches and debt secured by shares in property-owning vehicles which are typically non-investment grade rated investments ranging from 'BBB-' to 'B'. As most of these debt instruments are privately placed and inter-loan relationships vary from issuer to issuer, there is limited public information available on the size and depth of the market or the amount of new volume issuance year over year. As the new issuance European investment grade CMBS market continues to grow (see table above), liquidity in these types of higher yielding, non-investment grade investments has increased. This has been further supported as banks and specialist funds have demonstrated increased interest to own this type of subordinated debt. The Directors estimate that the European B-Note market is expected to grow over the next five years as overall European CMBS issuance is expected to continue to grow.

(7) Source: Directors' estimate based on Deutsche Bank Securitisation Research.

(8) Source: Directors' estimate based on Deutsche Bank Securitisation Research. 2006 YTD to October month end.

PART II

THE COMPANY AND ITS BUSINESS

The financial information set out in this Part II has been extracted, without material adjustment, from the Company's unaudited interim results for the nine months ended 30 September 2006 and its management accounts. References to the assets being carried at a certain value are to the value at which the relevant asset was carried in the Group's accounts at the relevant date.

Introduction

The Company is a closed-ended limited liability investment company formed to invest in real estate and the growing ABS markets in Europe. The Company and its subsidiaries invest primarily in German real estate and European real estate related debt. The Company is treated as a closed-ended fund by the Guernsey Financial Services Commission. The Company's Shares are currently listed and trade on Eurolist by Euronext Amsterdam.

Investment Objectives and Guidelines

The Group's investment objectives are to deliver stable dividends and attractive risk-adjusted returns for Shareholders through prudent asset selection, active asset management and the use of appropriate financing structures. The Group seeks to deliver returns by optimising the difference between the yield on investments and the cost of operating and financing these investments.

The Group's investment activities are currently focused on acquiring commercial real estate assets in Germany, which are principally let to creditworthy tenants, and holding these assets for the medium to long-term while allowing for strategic sales where appropriate. It will also continue to dedicate some resources to its European real estate related debt portfolio.

The Board of Directors has adopted general guidelines for investments and borrowings which are currently as follows:

- leverage will not exceed 95% of the Group's gross assets; and
- the Group will not co-invest with the Manager or any of its affiliates (other than Group affiliates) unless (i) the co-investment does not result in the Group's leverage exceeding 95% of its gross assets and (ii) the terms of the co-investment are at least as favourable to the Group as to the Manager or such Manager affiliate (as applicable) making such co-investment.

The Board will keep the Group's investment objectives and guidelines under review and will determine the extent to which further changes to them are appropriate having due regard to the Shareholders' interests. If and when further changes are made, they will be notified to Shareholders through the usual channels.

The Company will disclose in its annual accounts details of any breach of its investment guidelines that has occurred during the relevant financial year and the action taken to remedy it.

The Group may acquire assets from the Manager or its affiliates, including securities issued by the Manager or its affiliates, and the Group may sell assets to the Manager and its affiliates, including securities issued by the Manager and its affiliates, provided in each case that such transaction complies with the Group's investment objectives and guidelines and the transaction is on arm's length commercial terms.

Strategy

In pursuing its investment objectives, the Group employs the following strategic concepts:

Value-Oriented, Active Portfolio Management

The Group intends to increase the value of its investments through active asset and portfolio management.

With respect to its real estate assets, the Group intends, to the extent possible, to further increase their value by optimising their rental potential. To this end, the Group intends to maintain close contact with its tenants. In particular with newly acquired properties, the goal is to understand tenants' needs and to either apply suitable measures to ensure that tenants are satisfied or improve the future suitability of the property for leasing and therefore its marketability. This strategy of active management is applied across the period of

ownership of real estate assets. It begins at the time of purchase with an analysis of, *inter alia*, the letting potential of any vacant space and continues through constant monitoring of the market, active leasing and prudent capital expenditure in order to enhance value. Measures aimed at improving relationships with tenants improve the basis for rental contracts and, in certain circumstances, can lead to the extension of existing leases. There is potential to improve the capacity utilisation of the real estate portfolio by entering into new leases or substitute leases, despite the already high occupancy level of 85% as at 30 September 2006. When entering into new leases, the Group seeks to ensure that they are coupled with staggered rents or contain a rent-adjustment clause by reference to a recognised price index (in particular, the VPI consumer price index for Germany issued by the German Federal Statistics Office).

With respect to its debt investments, the Group actively monitors the credit quality and performance of underlying borrowers through a rigorous surveillance process and seeks to dispose of assets of deteriorating quality on early signs of such deterioration.

Operational Efficiency and Controlled Fixed Costs

The Manager intends to maintain an efficient organisational structure. It plans to keep and expand the required level of expertise and know-how that is necessary for the yield-focused expansion of the Group's investment portfolio and for active portfolio management including property sales, where desirable. The Group plans to continue to outsource services which are less essential, standardised or labour-intensive, such as technical facility management and property management.

By maintaining such an organisational structure and outsourcing appropriate services, the Group is able to concentrate on acquisitions and active portfolio management while being able to control outsourced services efficiently by making use, particularly, of the Manager's enhanced platform in Germany. In this way, the Group is better able to continue to control its fixed costs and meet its operational needs.

Credit Risk Management

Credit risk refers to each individual tenant, borrower or debt issuer's ability to make required rental, interest or principal payments on the scheduled due dates.

The Group seeks to manage its real estate credit risk by actively monitoring the credit quality of its tenants and by seeking to reevaluate major tenants upon early signs of deteriorating creditworthiness to determine whether its rental income is secure and acting swiftly to reposition for reletting where appropriate.

With regard to its real estate debt portfolio, the Group actively monitors its investments and their underlying credit quality and, where appropriate, repositions investments to upgrade their credit quality and yield. A significant portion of the Group's real estate related debt investments are financed with collateralised debt obligations (see "Financing Strategy" below). The Group's CDO securities and loans financings offer structural flexibility to manage credit risk.

Financing Strategy

The Group does not have a target debt to equity ratio as the Directors believe the appropriate leverage for the particular assets that the Group is financing depends on the nature and credit quality of those assets. As at 30 September 2006, the Group's debt to equity ratio was approximately 4.12 to 1 or 78% of its gross assets (on an unaudited basis). The Group seeks to maintain access to a broad array of capital resources in an effort to insulate its business from potential fluctuations in the availability of capital.

For real estate asset financing, the Group generally seeks to employ medium to long-term secured non-recourse fixed rate financing but attempts to ensure, to the greatest extent practicable, that financing structures are optimised to allow refinancings prior to maturity where economic conditions make early refinancing a viable option.

For its real estate related debt investments, the Group primarily finances its portfolio using CDOs, term warehouse lines and repurchase agreements. The Group seeks, where economically viable, to match-fund its positions to reduce interim refinancing risk and to minimise exposure to interest rate fluctuations through the use of financing structures whereby it seeks to match (i) the maturities of the Group's debt obligations with the maturities of its assets and (ii) the interest rates on the Group's investments with like-kind debt (i.e., floating-rate assets are financed with floating-rate debt and fixed-rate assets are financed with fixed-rate debt), directly or through the use of interest rate swaps, caps or other financial instruments, or through a combination of these strategies. This allows the Group to minimise the risk of having to refinance its liabilities prior to the maturities of its real estate related debt investments, and to reduce the impact of changing interest rates on the Group's earnings.

The Group uses leverage for the sole purpose of financing its portfolio and does not speculate on changes in interest rates.

Asset Quality and Diversification

The Group does not have specific policies as to the allocation among types of its investments since its investment decisions depend on changing market conditions. Instead, the Group focuses on relative value and in-depth risk/reward analysis (with an emphasis on asset quality and principal protection), diversification, suitable financing and credit risk management. However, where opportunities allow, the Group seeks to diversify its investments by tenant, asset type, industry, location and issuer. The Group expects that this diversification will help minimise the risk of capital loss.

Net Asset Value

As at 30 September 2006, being the date of the most recent net asset valuation, the unaudited net asset value per Share was €20.40.

Consolidated Subsidiaries and Special Purpose Vehicles

The Company holds its investments either directly, through subsidiaries or indirectly through leveraged special purpose vehicles ("SPVs"). In the case of SPVs, the ordinary share capital of the SPVs is held by a third party trust unconnected to the Company or the Manager, but the SPVs are nevertheless consolidated with the Company because, in substance, the Company retains the majority of the residual or ownership risks related to each SPV and its assets in order to obtain benefit from the SPV's activities.

The Company holds its real estate investments through its wholly-owned subsidiaries Luxgate S.à r.l. and Marathon S.à r.l. which in turn hold each investment through intermediate holding entities. The Group's investment in the FIP Units is held through Finial S.à r.l. which is a wholly-owned subsidiary of Luxgate S.à r.l.

The Company holds its securities and loan investments through six SPVs, Eurocastle Funding Limited, Eurocastle CDO I plc, Eurocastle CDO II plc, Eurocastle CDO III plc Eurocastle CDO IV plc and Duncannon CRE CDO I plc, all of which are incorporated in Ireland. For a summary of how the Company uses SPVs to implement its match-funded financing strategy for its securities and loan investments, see "Financing Strategy" below.

Portfolio Overview[1]

As at 30 September 2006, the Group held €2,738 million of real estate investments consisting of direct real estate investments, all of which are located in Germany, the FIP Units carried at €148 million, and its diversified portfolio of real estate related debt totalling €1,840 million.

The Group's portfolio can be categorised as follows:

Real Estate Investments

The Group's real estate investments comprise its German real estate holdings and the FIP Units.

Taking into account assets the Group has acquired or has committed and shortly expects to acquire since 30 September 2006, including additional assets that will form part of the Bridge Portfolio and the New Turret Assets, the Group would hold approximately €3,317 million of German real estate assets. All of these assets are treated as investments in direct real estate, comprising the Deutsche Bank Portfolio, the Dresdner Portfolio the Retail Portfolio including the New Turret Assets and the Bridge Portfolio.

As at 30 September 2006, the Group carried €148 million of FIP Units.

German Real Estate

The following section describes the Group's direct real estate asset investments as at 30 September 2006. This includes only assets funded as at 30 September 2006 and not assets, such as the Bridge Portfolio and the New Turret Assets, which the Group had not funded prior to 30 September 2006. Details of properties that the Company has acquired since 30 September 2006 are described under the heading "Recent Developments" later in this Part II. The Group treats the Dresdner Portfolio as a direct real estate investment on the basis that, through ownership of all the units in the Dresdner Grund-Fonds, the Group keeps all the economic benefit and all the economic burden of all the assets in the Dresdner Portfolio and includes those assets in its consolidated accounts.

As at 30 September 2006 (on an unaudited basis), the Group's direct real estate investments comprised 520 properties, located in Germany, which together were carried in the Company's accounts in accordance with IFRS at €2,738 million and represented 76% of the Company's invested capital.

The following tables and pie charts contain information relating to the composition of the Group's German real estate portfolio.

*Summary Information**

	Total
Portfolio Value (€m)	**2,738**
Number of assets	**520**
Rental Income (€m/year)[1]	**163**
Rental Income (€m/m^2/year)[1] [2]	**139**
Top 10 assets	**35%**
Top 20 assets	**45%**
Top 30 assets	**50%**
Credit Tenant[2]	**79%**
Other Tenants	**21%**
NOI (€m/year)[1]	**148**
NOI Yield[1]	**5.6%**
Average Price (€/m^2)	**1,900**
Portfolio Area (m^2)	**1,390,000**
Average Asset Size (m^2)	**2,700**
Occupancy (m^2)	**1,180,000**
Occupancy (% of Area)	**85%**
Average lease term	**7.2 years**
Credit Tenant[2]	**8.1 years**
Other Tenants	**4.0 years**

* All figures in table are rounded.

(1) All information relating to the Group's current investments set out in this section is presented on an unaudited basis.

(2) This figure is arrived at by taking into account occupancy per m^2.

Sector Distribution by Rental Income[1]



Residential 1%
Other 1%
Storage 6%
Retail 22%
Office/Bank Hall 70%

Sector Distribution by Lettable Floor Space



Residential 3%
Other 3%
Storage 11%
Retail 21%
Office/Bank Hall 62%

Metropolitan Concentration by Rental Income[1]



Frankfurt/Main 22%
Hamburg 7%
Other 58%
München 5%
Berlin 4%
Düsseldorf 4%

Metropolitan Concentration by Lettable Floor Space



Frankfurt/Main 11%
Hamburg 4%
München 3%
Düsseldorf 3%
Berlin 2%
Other 77%

Lease Expiry Schedule



30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Percentage of leases by rental income
less than 1
1 - 2
2 - 3
3 - 4
4 - 5
5 - 6
6 - 7
7 - 8
8 - 9
9 - 10
more than 10
■ Credit Tenants(2) □ Other
Years to Expiry

(1) Annualised as at 30 September 2006.

(2) Credit Tenant represents Dresdner Bank, Deutsche Bank and anchor tenants in the Retail Portfolio.

Deutsche Bank Portfolio

The Group acquired 96 properties in Germany (contained in 110 parcels of real estate for the purposes of the relevant municipal register) through a sale/leaseback transaction with Deutsche Bank in December 2004. This portfolio (the "Deutsche Bank Portfolio"), carried at €333 million (as at 30 September 2006), is approximately 295,000 square metres spread across 90 cities and towns throughout Germany and predominantly consists of office buildings. Deutsche Bank produced 69% of the portfolio's revenue from 51% by space for the year up to 30 September 2006. Deutsche Bank has leased the properties under two arrangements: (i) 67% of the space (as at acquisition date) is leased to Deutsche Bank on fixed lease terms (of which approximately two-thirds is leased for ten years); and (ii) 33% (as at acquisition date) is on flexible lease terms (of which approximately one-third is leased to Deutsche Bank). The bank has the option to vacate half of this flexible lease space in the first five years, a further 10% on the eighth anniversary and the final 40% on the tenth anniversary. The lease with Deutsche Bank is indexed to the German consumer price index. A movement of 5% in the index (from the date of commencement of the lease or most recent rental adjustment) will result in a rent adjustment of 100% of such index movement.

As at 30 September 2006, the total occupancy of the Deutsche Bank Portfolio was approximately 79% with unlet space in the region of 66,000 square metres.

Dresdner Portfolio

In March 2006 the Group acquired from Dresdner Bank AG ("Dresdner"), for approximately €2 billion, all of the units in Dresdner Grund-Fonds, a German public open ended real estate fund (the "Fund") that owns a portfolio of 303 commercial properties in Germany (the "Dresdner Portfolio"). As at 30 September 2006, the Dresdner Portfolio was carried at €2,067 million.

The Fund is managed by Deutsche Gesellschaft für Immobilienfonds mbH (the "Fund Manager"). Dresdner holds 94% of the shares in the Fund Manager. However, under the terms of the Dresdner Acquisition, the Purchaser and its affiliates have certain rights to be involved in the management of the Fund and the properties in the Dresdner Portfolio. An affiliate of the Manager is currently retained by the Fund to provide asset management services and the Fund has retained Allianz Immobilien GmbH to provide property management services. Under various services agreements, the Fund has agreed to pay fees to each of the service providers, who are remunerated on an arm's length basis.

The Dresdner Portfolio consists primarily of office buildings and comprises approximately 840,000 square metres of lettable space. The properties within the Dresdner Portfolio are located throughout Germany with concentrations in Frankfurt, Hamburg, Munich, Dusseldorf and Berlin. They are occupied as to approximately 80% by rental income by Dresdner. As at 30 September 2006, Dresdner's average remaining lease term is 8.3 years, while the average remaining lease term of the entire portfolio is approximately 7.3 years. Approximately 83% (by space) of the portfolio is currently occupied. The Dresdner Portfolio has a rental yield (unleveraged) of approximately 5%.

All of the Dresdner leases are based on a standard form of lease which reflect customary terms in the German market. In particular, there is an upwards rent adjustment of 1% in each year from 2007 to 2009 and thereafter from 2010, the rent adjustment is equal to 100% of the change in the German consumer price index determined on an annual basis. In addition, Dresdner has the option to extend the lease term twice on each occasion by five years.

Retail Portfolio

As at 30 September 2006, the Group owned 121 Retail Assets located in Germany, carried at €338 million, amounting to approximately 252,000 square metres of lettable floor space within four separately financed portfolios, the Bastion Portfolio, Belfry Portfolio, Truss Portfolio and Turret Portfolio, as more particularly described below. The aggregate purchase price for these Retail Assets is approximately €330 million. These assets are leased principally to national German retailers on substantially market standard leases in the German retail market. Substantially all leases are indexed to the German consumer price index with a rental adjustment being made once the index has moved 10% from a reference level set upon signing of each lease. The size of the adjustment is generally between 50% and 100% of the index movement depending on the tenant and the term of the lease.

The Group's Retail Assets (as at 30 September 2006) in aggregate derive over 82% of their rental income from German national retailers, including prominent national retailers such as the Edeka Group (approximately 34%), the Rewe Group (approximately 14.8%), the Tengelmann Group (approximately 14%), the Schwarz Group (approximately 9%) and Tegut (approximately 4%).

Bastion Portfolio

In 2005, the Group acquired a portfolio of recently developed grocery stores in a sale-leaseback transaction with Edeka Handelsgesellschaft Sudwest GmbH ("Edeka Southwest") for a total acquisition cost of approximately €36 million. The Bastion Portfolio comprises 13 properties which are located in small cities and towns in southwestern Germany, primarily between Frankfurt, Stuttgart and Saarbrucken. All the properties are large format supermarkets and in aggregate have approximately 25,000 square meters of lettable space.

Edeka is a leading German grocery chain with €38 billion in annual revenue and in excess of 8,500 stores in Germany with over 200,000 employees.[3] All 13 properties are leased to Edeka Southwest, the regional subsidiary. Twelve properties benefit from 15-year (from signing) net leases, while one property is subject to a 12-year lease (from signing) with extension options.

Belfry Portfolio

In 2005, the Group acquired 28 Retail Assets in various locations across Germany for a total acquisition cost of approximately €71 million. The Belfry Portfolio comprises 28 properties, the majority of which are leased to prominent German retailers with long term leases.

The properties are mostly recently developed Retail Assets, generally in grocery, discounter or supermarket formats with an aggregate lettable area of approximately 55,000 square metres. The portfolio currently benefits from over 99.8% occupancy and existing leases have a weighted-average lease term of 9 years. Over 86% of the Belfry Portfolio's income is due from prominent German retailers.

Truss Portfolio

This year, the Group has acquired 41 Retail Assets held by various unconnected sellers in various locations across Germany for a total acquisition cost of approximately €106 million.

These properties are mostly recently developed Retail Assets, generally in grocery, discounter or supermarket formats, and have an aggregate lettable area of approximately 81,000 square metres. They currently benefit from almost 99.6% occupancy. Existing leases have a weighted-average lease term of approximately 9.3 years and over 90% of income is derived from prominent German national retailers.

Turret Portfolio

As at 20 November 2006, the Group had acquired 49 Retail Assets throughout Germany at a total acquisition cost of approximately €158 million.

As at 20 November 2006, the properties in the Turret Portfolio have an aggregate lettable area of approximately 90,000 square metres. They currently benefit from 99.9% occupancy and the existing leases have a weighted-average lease term of approximately 8.1 years. The properties are leased to national German retailers, primarily comprising discount stores, super stores and power centres. Main tenants include household retailers such as Lidl (part of the Schwarz Group), Plus (part of the Tengelmann Group), EDEKA and REWE.

A description of the Turret Portfolio financing appears under the heading "Group Financing Overview" later in this Part II.

Bridge Portfolio

None of the properties in the Bridge Portfolio had been acquired by 30 September 2006, but details of the Bridge Portfolio are described under the heading "Recent Developments" of this Part II.

Further information regarding the Group's direct real estate investments is provided in the valuation reports contained in Part XV of this Prospectus.

(3) Source: Edeka website www.edeka.de

Other European Real Estate Investments

In addition to direct real estate investments, the Group has in the past made other investments which, while not direct investments, give it exposure to real estate assets which are leased on a credit lease basis.

The Group's sole investment in this category currently is a holding of 9% of the Class A units in FIP[4] (the "FIP Units") carried at €148 million (as at 30 September 2006). FIP is the first real estate investment fund promoted by the Italian Ministry of Economy and Finance. FIP owns a portfolio of approximately 400 non-residential urban properties spread across the Republic of Italy with a concentration in North and Central Italy. The properties have an aggregate leased area of approximately 2.6 million square metres and are leased to and occupied by various Italian government agencies. The properties are managed on behalf of FIP by Investire Immobiliare in return for a management fee that is payable by FIP. The whole portfolio is subject to a nine-year lease with an extension option of a further nine years. It also contains sell-down rights under which it is expected that, following an initial two year lock-up, the portfolio will be sold on a staggered basis over an 11 year period.

The FIP properties were transferred to FIP at a price of €3.3 billion. FIP financed the acquisition of the properties through a 15-year senior loan which at closing amounted to €1,994 million or 60% of the transfer value. Substantially all of the remainder of transfer price was, after a bridging period, ultimately financed in July 2005 through the issue of 13,292 FIP Units. At the date of this Prospectus, the Group owns 1200 FIP Units.

As at 30 September 2006 (on an unaudited basis), the FIP Units represented 6% of the Company's invested capital.

European Real Estate Related Debt

As at 30 September 2006, the Group's real estate related debt portfolio was valued at €1,840 million representing 18% of the Company's invested capital. The portfolio consists of European debt instruments including CMBS, RMBS and European real estate related loans. As at 30 September 2006, the debt portfolio consisted of 35% Sterling-denominated investments, 64% Euro denominated investments and 1% Swiss francs denominated investments with collateral spread 46%, 15%, 20% and 19% respectively between UK, Italy, Germany and other European countries. The debt securities portfolio excluding European loan investments had a weighted average credit rating of BBB-.

European Debt Securities Portfolio

The Group intends to continue to make investments in European debt securities, primarily in CMBS and RMBS. CMBS are debt securities secured by or evidencing ownership interests in a single mortgage loan secured by a commercial property or a pool of mortgage loans secured by commercial properties. RMBS are debt securities secured by or evidencing ownership interests in pools of mortgage loans secured by residential properties. The majority of investments in CMBS are intended to consist of securities that are part of a capital structure or securitisation where the rights of such class to receive principal and interest are subordinate to senior classes but senior to the rights of lower rated classes of securities. The Directors expect that the Group will continue to invest in RMBS of a credit quality similar, or better to that described above for CMBS.

Other Asset Backed Securities

The Group may also make investments in other types of asset backed securities which are backed by various other types of collateral such as loans to small and medium sized companies, non-performing mortgage loans, whole business loans, aircraft loans, sub-prime mortgage loans, auto loans and credit card loans.

As at 30 September 2006 (on an unaudited basis), the Group's debt securities portfolio comprised 142 securities with an aggregate face amount of €1,509 million and an average investment size of approximately €11 million. Of this portfolio, 3.2% was rated AAA, 0.8% was rated AA, 12.6% was rated A, 58.5% was rated BBB, 12.6% was rated BB; 42.0% was CMBS, 20.1% was RMBS and 23.2% was other ABS.

European Loans Portfolio

The Group also invests in portfolios of European loans. These loans predominantly take the form of "B Notes" and real estate related mezzanine loans. A "B Note" is typically a privately negotiated loan (a) secured

(4) The information in this paragraph regarding FIP and its property portfolio was provided to the Group in its capacity as an investor by FIP and its manager.

by a first mortgage on a single large commercial property or group of related properties and (b) subordinated to an "A Note" secured by the same first mortgage on the same property. The subordination of a B Note is typically evidenced by an inter-creditor agreement with the holder of the related A Note. The Group may acquire B Notes in negotiated transactions with the originators, as well as in the secondary market.

As at 30 September 2006 (on an unaudited basis), the Group's European loan portfolio totalled €261 million (by face amount) and comprised nine loans secured over assets in the United Kingdom, Germany, France and Switzerland.

Recent Developments

Potential Acquisitions

The Group is currently evaluating over €4 billion in potential acquisitions in addition to the real estate which the Group has already acquired or committed to acquire this year. The Directors believe that it is likely that it will commit to acquire at least half of such acquisitions under evaluation prior to year-end.

Bridge Portfolio

On 1 September 2006, the Group entered into a purchase agreement for the acquisition of six commercial real estate assets in Germany (the "Bridge Portfolio"). As at 20 November 2006, five assets have been funded and transferred to the Group. The acquisition of the sixth is subject to customary conditions precedent and is expected to close in the near future. The Group's total acquisition cost for the Bridge Portfolio is expected to be approximately €503 million, and the total cost incurred as of 20 November 2006 was €410 million. The assets within the Bridge Portfolio have an aggregate lettable area of approximately 191,000 square metres. They currently benefit from 93% occupancy, and the existing leases have a weighted-average lease term of approximately seven years with the first year's net operating income expected to be approximately €28 million. The tenants are commercial tenants operating primarily in the automotive, telecommunications, transport, chemicals and IT sectors. Main tenants include Deutsche Bahn AG (transportation), Arcor AG & Co. KG (telecommunications), CSC Ploenzke AG (IT), Clariant GmbH (chemicals) and Daimler Chrysler AG (automotive). A description of the financing for the Bridge Portfolio appears under the heading "Group Financing Overview" in Part II of this Prospectus.

Turret Portfolio

The Group has continued to add assets to the Turret Portfolio which, as of 20 November 2006, consists of 49 properties at a total acquisition costs of €158 million. Since 30 September 2006, 10 Retail Assets have been added to the Turret Portfolio at a total acquisition cost of approximately €34 million. In addition a further 15 German Retail Assets which the Company has committed to acquire are expected to be funded and transferred to the Group in the near future and will form part of the Turret Portfolio. The aggregate purchase price for the 10 assets funded since 30 September 2006 and the 15 assets that the Group has committed to acquire (together "New Turret Assets") is expected to be €76 million. These assets have an aggregate lettable area of approximately 46,000 square metres. They currently benefit from 99.9% occupancy and the existing leases have a weighted-average lease term of approximately nine years. The properties within the Turret Portfolio comprise discount stores, super stores and power centres and are leased primarily to national German retailers including household retailers such as EDEKA, Tengelmann and Schlecker. A description of the Turret Portfolio financing appears under the heading "Group Financing Overview" in Part II of this Prospectus.

European Real Estate Related Debt

Since 30 September 2006, the Group has acquired approximately €50 million of securities and no real estate backed loan interests.

In November 2006, the Company established Duncannon CRE CDO I plc ("Duncannon") to acquire primarily real estate related loans and CMBS. Duncannon is initially expected to be financed with a multi-currency warehouse facility and a subordinated loan facility made available to it by the Company and expects to begin to acquire assets in the near future.

Eurocastle Corporate Debt

On 11 October 2006, the Company increased the size of its corporate revolving credit facility with Deutsche Bank, London from €150 million to €300 million in order to finance the Group's increased capital requirements as a result of increased acquisition activity. A description of the revolving credit facility appears in paragraph 7.12 of Part VI of this Prospectus.

Group Financing Overview

Real Estate Asset Portfolio

The Group generally procures medium to long-term non-recourse secured financing for both direct and other real estate investments. It structures such financing taking into account jurisdiction-specific factors to ensure optimal returns.

The Deutsche Bank Portfolio is financed with an 8.3 year (at signing) non-recourse secured floating-rate term loan with €244 million outstanding as at 30 September 2006 bearing a fixed interest rate of 4.65% per annum. The Belfry Portfolio is financed with a 10 year (at signing) non-recourse €56.2 million term loan which bears fixed rate interest at 4.66%, and the Bastion Portfolio is financed with a seven year (at signing) non-recourse €26.5 million floating-rate term loan hedged such that interest payments are fixed at 4.24% per annum. The Truss Portfolio is financed with a 10 year (at signing) non-recourse €85.3 million term loan which bears interest at a fixed rate of 4.85%. The Dresdner Portfolio is financed with seven year (at signing) non-recourse financing amounting to an aggregate liability of €1,525 million, which bears interest at a weighted-average fixed rate of 4.09%. The Turret Portfolio is financed with a 10 year (at signing) non-recourse €150 million term loan which, as at 30 September 2006, bears interest at a fixed rate of approximately 4.84%. The Bridge Portfolio is financed by a seven year (at signing) non-recourse loan facility of €372.1 million bearing a floating rate up to 15 January 2007 and a fixed rate of 4.68% thereafter to maturity. The FIP Units were financed with a 13 year (at signing) non-recourse floating term loan with €97.5 million currently outstanding. This facility is hedged to bear interest at 5.29% increasing to Euribor plus 3.75% after the eighth year of the term. Further details of these term loans are set out in note 16 to the unaudited results of the Company for the nine month period ended 30 September 2006, as set out in Part XIII of this Prospectus.

Debt Portfolio

The Group uses various financing structures for its debt portfolio, as more particularly described below.

As at 30 September 2006, the weighted average life of the Group's real estate related debt portfolio was 4.5 years and the weighted average life of its liabilities against the debt portfolio was 7.9 years.

CDOs – Eurocastle CDOs I, II and III

The Group utilises securitisation structures, such as collateralised debt obligations structures ("CDOs").

Eurocastle CDOs I, II and III

The Company has established Eurocastle CDO I plc, Eurocastle CDO II plc and Eurocastle CDO III plc (the "Eurocastle Public CDOs"), which as at 30 September 2006 were financing €1,769 million (by face amount) of the Group's debt portfolio with €900 million and £300 million of CDO term notes of which €86 million and £26 million was retained by the Group.

The Eurocastle Public CDOs have each been rated by two rating agencies and their notes are in public issue.

Eurocastle CDO IV

The Group, through Eurocastle CDO IV, entered into a term multi-currency credit facility for €400 million on 14 July 2005 in order to finance investments in asset backed securities and real estate related loans. In accordance with the Group's match-funding financing strategy, this facility replicates many of the features of a traditional CDO financing including sheltering the SPV borrower from mark to market risk on its investments. The three year extendable facility allows the SPV borrower more flexibility in its eligibility criteria than those contained in the Eurocastle Public CDOs, including having substantial flexibility to invest in real estate related loans. The lender uses a rating agency CDO model to determine the level of equity contribution the Group needs to make to the SPV borrower to maintain the senior financing levels provided by the lender.

Short-Term Financing

The Group currently also uses short-term financing, in the form of repurchase agreements, bridge financings and bank warehousing facilities, as an intermediate step prior to the implementation of its match-funded financing structures. Short-term financing may also be employed in relation to assets which are not suitable to be financed on a long-term basis. Such assets are currently held through Eurocastle Funding, an

SPV established by the Group. Any contractual obligations entered into by Eurocastle Funding with third parties may be guaranteed and have recourse to the Group's assets. The assets of Eurocastle Funding are managed by the Manager pursuant to the Funding Management Agreement, a summary of which is set out in Part VI of this Prospectus.

Corporate Financing

Currently the Company has a revolving €300 million credit facility with Deutsche Bank, one of the Underwriters, details of which are set out in paragraph 7.12 of Part VI of this Prospectus.

Amount of Leverage

The amount of equity relative to the external debt of the Group will depend, among other things, upon the diversification and quality of the underlying investments. In any case, the total leverage of the Group will not exceed 95% of its gross assets. As at 30 September 2006, the Group on a consolidated basis had incurred approximately €3,841 million of debt representing 78% of its gross assets (on an unaudited basis).

For certain risks related to the Group's financing strategy see the risk factors set out in the section entitled "Risk Factors" in this Prospectus.

Interest Rate and Currency Hedging Activities

The Group may enter into derivative transactions primarily for the purposes of efficient portfolio management, where appropriate, to protect their investments from interest rate fluctuations and foreign exchange fluctuations. These transactions may include swaps, the purchase or sale of collars, caps or floors, options, mortgage derivatives and other hedging instruments. These instruments may be used to hedge as much of the interest rate and currency risk as the Manager determines is in the best interests of the relevant entity, given the cost of such hedges. The Manager may elect to have the relevant entity bear a level of interest rate and currency risk that could otherwise be hedged when the Manager believes, based on all relevant facts, that bearing such risks is advisable.

The Group may also enter into derivative transactions for investment purposes. The Group currently enters into such transactions only in order to gain exposure to assets (in particular European loans) which it is unable to acquire directly. The Group does not enter into derivative transactions for speculative purposes. It currently has one such derivative investment (a total return swap that provides it with exposure to an underlying real estate related loan). The Group manages its risk in relation to this derivative investment in the same way as it does for other investments (as described elsewhere in this Prospectus).

For a discussion of certain risks related to the use of derivatives, see the risk factors set out in the section entitled "Risk Factors" in this Prospectus.

Dividend and Dividend Policy

The Company currently pays regular quarterly dividends to Shareholders and the Directors expect to continue this policy. The Company's aim is to pay all or substantially all of its Funds From Operations in the form of dividends to Shareholders (excluding surpluses from the sale or realisation of investments held directly by the Company).

Since the initial public offering in June 2004, the Board of Directors of the Company has declared the following dividends:

	Record Date	Payment Date	Per Share Dividend
2004 — Third quarter	29 October 2004	5 November 2004	€0.30
2004 — Fourth quarter	4 March 2005	11 March 2005	€0.33
2005 — First quarter	29 April 2005	6 May 2005	€0.33
2005 — Second quarter	24 June 2005	15 July 2005	€0.35
2005 — Third quarter	28 October 2005	11 November 2005	€0.37
2005 — Fourth quarter	25 January 2006	17 February 2006	€0.37
2006 — First quarter	17 May 2006	2 June 2006	€0.30
2006 — Second quarter	23 August 2006	8 September 2006	€0.40
2006 — Third quarter	16 November 2006	1 December 2006	€0.43
2006 — Interim fourth quarter	27 November 2006	15 December 2006	€0.29
Total dividends to date			€3.47

The dividend per Share for the year ended 31 December 2004 was €0.63. The dividend per Share for the year ended 31 December 2005 was €1.42.

Interim dividends per Share declared in 2006 total €1.42. The Offer Shares do not carry dividends already declared.

The Company may revise its dividend policy from time to time and there can be no assurance that the Company will continue to pay dividends at the levels set out above or at all.

Use of Proceeds

Assuming the Over-allotment Option and Manager's Options are not exercised, it is expected that the Offer will raise approximately €586 million of net proceeds (after deduction of underwriting commissions and other expenses payable by the Group in connection with the Offer). It is expected that up to approximately €117 million of the net proceeds will be used to fund the repayment of amounts drawn down under the Group's revolving credit facility with Deutsche Bank and that the balance will be used to fund the acquisition of further investments to increase the size and diversification of its portfolio. To the extent the Group does not use the net proceeds to acquire investments in the near term, it may use the relevant proportion of the net proceeds to repay amounts outstanding under debt facilities other than the revolving credit facility referred to above and thereby reduce funding costs until such time as funds are required for further investments, at which point the Group will redraw to fund such investments.

Change of Listing

The Company is exploring the possibility of listing its shares on The Frankfurt Stock Exchange. The Directors consider that such a listing would better reflect the Company's investment focus in German real estate assets. They currently intend that any such listing would be implemented in the next financial year if at all.

If the Company lists its shares on The Frankfurt Stock Exchange, it would cancel its listing on Eurolist by Euronext Amsterdam. The Company's shares will either be listed on Eurolist by Euronext Amsterdam or The Frankfurt Stock Exchange at all times.

The Company will send further information to shareholders regarding the nature, timing and consequences of these proposals if and when it decides to proceed with them.

Financial Information

Consolidated Financial Information for the period ended 31 December 2004 is set out in Part IX of this Prospectus. Consolidated Financial Information for the period ended 31 December 2005 is set out in Part X of this Prospectus. Unaudited results for the three month period ended 31 March 2006 are set out in Part XI of this Prospectus. Unaudited results for the six month period ended 30 June 2006 are set out in Part XII of this Prospectus. Unaudited results for the nine month period ended 30 September 2006 are set out in Part XIII of this Prospectus.

Eurocastle's Initial Public Offering prospectus dated 24 June 2004, contains Eurocastle's audited financial statements for the financial period ended 31 December 2003 under IFRS together with relevant accounting policies and notes and the independent auditor's report. This information which has been filed with, and can be found at, the Document Viewing Facility of the Financial Services Authority (25 North Colonnade, London E14 5HS), is incorporated into this Prospectus by reference.

Pro forma financial information showing the effect of the Offer, the repayment of amounts drawn down under the Group's revolving credit facility and acquisitions of real estate assets since 30 September 2006 is set out in Part XIV of this Prospectus. The proceeds of the Offer and the repayment of amounts outstanding under the Group's revolving credit facility will enable the Group to make further investments which are expected to be earnings accretive. The acquisitions of assets that have been made since 30 September 2006 and which are also reflected in the pro forma financial information are also expected to be earnings accretive.

There has been no significant change in the financial or trading position of the Group since 30 September 2006, the date to which the interim results set out in Part XIII of this Prospectus were prepared.

PART III

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis below provides information which the Directors believe is relevant to an assessment and understanding of the Group's consolidated financial position and results of operations. You should read this discussion and analysis in conjunction with the consolidated financial statements and related notes in Parts IX, X, XI, XII and XIII of this Prospectus.

The following discussion and analysis contains statements reflecting the Directors' views about the Group's future performance that constitute "forward-looking statements". These views may involve risks and uncertainties that are difficult to predict and may cause the Group's actual results to differ materially from the results discussed in such forward-looking statements. Readers should consider that various factors, including changes in general economic conditions, developments in the European property markets, influence of currency fluctuations and inflation, and other factors discussed in the section entitled "Risk Factors" in this Prospectus, may affect the Group's performance. The Group undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise save to the extent it is required to do so under applicable law or regulation.

The Group has prepared its consolidated financial statements in accordance with International Financial Reporting Standards (or "IFRS") which differ in certain respects from accounting principles generally accepted in the United States.

The financial information in this Part III has been extracted without material adjustment from the Group's audited accounts for the years ended 31 December 2003, 31 December 2004 and 31 December 2005, and its unaudited interim results for the nine months ended 30 September 2006.

Operating Results

	Year ended 31 December			Nine months ended 30 September (unaudited)	
	2005	2004	2003*	2006	2005
	€'000	*€'000*	*€'000*	*€'000*	*€'000*
Operating Income					
Interest income	65,538	23,902	50	67,561	47,408
Increase/(decrease) in fair value of total return swap	477	—	—	(148)	428
Rental income	28,128	344	—	103,219	19,063
Service charge income**	6,545	—	—	17,353	2,915
Real estate fund unit income	8,406	—	—	14,559	3,607
Realised gain on securities portfolio contract	—	4,141	611	—	—
Realised gain on disposal of investment properties	731	—	—	—	731
Net realised gain on disposal of real estate fund units	—	—	—	2,163	—
Realised gain on disposal of available-for-sale securities	2,472	1,356	—	289	2,233
(Decrease)/increase in fair value of real estate fund units	8,098	—	—	(4,914)	7,122
Increase in fair value of investment properties	1,961	—	—	89,576	445
Decrease in fair value of interest rate swaps	—	—	—	(1,720)	—
Total operating income	122,356	29,743	661	287,938	83,952
Operating Expenses					
Interest expense	58,141	13,663	—	102,389	40,371
Losses on foreign currency translation	1,712	613	—	685	1,473
Service charge expenses	7,669	33	—	24,441	3,911
Property operating expenses	2,866	—	—	5,386	1,124
Other operating expenses	10,032	3,403	759	18,989	6,629
Total operating expenses	80,420	17,712	759	151,890	53,508
Operating Profit before Taxation	41,936	12,031	(98)	136,048	30,444
Taxation expense (current and deferred)	2,278	—	—	1,913	877
Net profit (loss)	39,658	12,031	(98)	134,135	29,567
Earnings Per Ordinary Share					
Basic	1.85	0.79	(0.01)	3.12	1.45
Diluted	1.79	0.78	(0.01)	3.00	1.39
Weighted Average Ordinary Shares Outstanding					
Basic	21,392,936	15,214,818	11,857,670	43,012,864	20,443,707
Diluted	22,165,864	15,495,783	11,857,670	44,695,704	21,206,023

* Period from 8 August 2003 (formation date) to 31 December 2003.

** Service charge income expense is grossed up since 1 January 2006, hence comparables are available for 9 months figures only.

Balance Sheet Data

	As of		As of		
	30 September 2006 (unaudited)	31 December 2005	30 September 2005 (unaudited)	31 December 2004	31 December 2003
	€'000	*€'000*	*€'000*	*€'000*	*€'000*
Cash and Cash Equivalents	119,379	13,640	17,500	10,293	1,690
Restricted Cash	45,134	—	1,879	2,812	—
Securities Portfolio Contract	—	—	—	—	57,611
Asset Backed Securities (includes cash to be invested)	1,490,241	1,342,638	1,143,354	1,050,558	—
Asset Backed Securities Pledged Under Repurchase Agreements	44,500	109,909	60,398	213,926	—
Real Estate Related Loans	260,129	92,649	99,632	21,938	—
Real Estate Fund Units	148,412	189,591	181,992	—	—
Investment Property	2,738,450	463,540	398,042	318,514	—
Intangible Assets	1,077	542	—	—	—
Other Assets	67,240	61,471	24,937	9,578	316
Total Assets	4,914,562	2,273,980	1,927,734	1,627,619	59,617
Debt Obligations	3,841,411	1,916,189	1,550,281	1,154,310	—
Other Liabilities	141,466	58,923	71,214	266,887	688
Minority Interest	2	2	2	2	2
Shareholders' Equity	931,683	298,866	306,237	206,420	58,927

Supplemental Total Real Estate and Other ABS Securities and Real Estate Loans Data

	As of		As of		
	30 September 2006 (unaudited)	31 December 2005	30 September 2005 (unaudited)	31 December 2004	31 December 2003
	€'000	*€'000*	*€'000*	*€'000*	*€'000*
Weighted average asset yield (above Euribor)	1.89%	1.88%	1.95%	1.99%	N/A
Weighted average liability cost	0.53%	0.53%	0.61%	0.57%	N/A
Weighted average net spread	1.36%	1.35%	1.34%	1.42%	N/A
Weighted average credit rating	BBB	BBB+	BBB+[(1)]	BBB+[(1)]	N/A
Percentage investment grade	73%	87%	92%	93%	N/A
Number of securities	151	127	106	87	N/A

(1) Publicly rated securities only

Principal Factors affecting Results of Operations

Revenues

The Group's revenue mainly consists of rental income from German commercial real estate, interest income from debt investments and distributions from real estate fund units.

The Group's revenue has grown substantially period on period since it commenced operations in October 2003. This growth in revenues has in turn driven growth in net income and cash available for distribution. The Group's increase in revenue and FFO is achieved through a combination of accretive growth and organic growth. Accretive growth occurs by acquiring additional investments generating income above the expected cost of capital, whereas organic growth mainly comes from leasing up vacant space within the portfolio and controlling costs. One of the key factors underpinning the growth in revenues is growth in the size of the Group's investment portfolio or accretive growth.

The Group currently expects to continue to grow its revenues through acquisitions. In the short term the Group continues to see strong deal flow in Germany and believes the German real estate market will provide further attractive investment opportunities. The Group is currently evaluating over €4 billion in acquisitions, in addition to commercial real estate investments it has already committed to acquire this year. If successful, this would bring the total 2006 commitments to approximately €3 billion and result in a significant increase in revenue in 2007 and beyond. In the longer term, however, its ability to do so will depend upon market conditions and the competitive environment in which the Group operates, and therefore its ability to identify and complete appropriate investment opportunities. Furthermore, to the extent it is not able to address any downturn within a particular market sector by realigning its investment focus, this would affect its ability to continue to achieve similar rates of acquisition growth it has achieved historically.

A further factor that has contributed to growth in revenues, and more specifically, growth in rental income, has been increased occupancy levels within the Group's portfolio of commercial real estate and increases in rental income pursuant to the terms of existing leases. The Group's revenues have benefited from increased occupancy within the Deutsche Bank Portfolio, up from 74.6% at the end of December 2005 to 78.7% as of 30 September 2006. In a short period of time, the Group has successfully integrated the Dresdner Portfolio and has increased occupancy from 80.7% upon acquisition in February 2006 to 82.6% at 30 September 2006.

The Group's commercial real estate in Germany benefits generally from leases indexed to the German consumer price index ("CPI"). Substantially all of the leases in the Retail Portfolio are indexed to the German CPI with a rental adjustment being made once the index has moved 10% from a reference point level set on signing of each lease. The size of the adjustment is generally between 50% and 100% of the index movement depending on the tenant and form of the lease. The leases to Deutsche Bank within the Deutsche Portfolio, which account for 69% of the portfolio's revenue, are also indexed to German CPI. A movement of more than 5% in the index will result in a rent adjustment of 100% of such index movement. The leases to Dresdner Bank within the Dresdner Portfolio have a fixed upwards rent adjustment of 1% in each year from 2007 to 2009 and thereafter from 2010, the rent adjustment is equal to 100% of the change in German CPI determined on an annual basis.

A significant proportion of the Group's revenues are derived from a limited number of tenants and counterparties. As at 30 September 2006, 79% of the Group's rental income was being derived from Credit Tenants (i.e. Dresdner Bank, Deutsche Bank and anchor tenants in the Retail Portfolio). As a consequence, its revenues would be adversely affected in the event of any of these counterparties experiencing financial difficulties which affected their ability to make their contractual payments to the Group. The Group seeks to manage this risk by monitoring the credit strength of its tenants and counterparties, so as to identify any potential problems at an early stage.

It follows that the Group's revenues from its real estate portfolio could also be adversely affected if expiring leases are not renewed or if the amount of rent and the terms on which lease renewals and new leases are agreed are less favourable than current leases. The Group seeks to mitigate this risk by acquiring commercial real estate with long leases and by actively managing leasing. In so doing, the Group seeks to lock in committed lease terms in line with market practice and to re-let space in advance of the scheduled lease expiry dates. The average lease term of the real estate portfolio was 7.2 years at the end of September 2006.

Costs

The Group's costs have increased period on period since it commenced operations, again reflecting the underlying growth in the size of its portfolio. However, its income to expense ratio has improved from 1.7 to 1 in the year ended 31 December 2004 to approximately 1.9 to 1 for the nine months ended 30 September 2006. The improvement in the ratio is primarily a result of the increased proportion of the Group's portfolio that comprises direct real estate investments being less leveraged than the debt portfolio.

A significant proportion of the Group's expenses represent interest expense (67% for the period ended 30 September 2006).

The Group seeks to manage its interest rate exposure and consequently expects to suffer minimal changes in net income as a result of changes in interest rates. The Group generally finances its real estate portfolio with fixed rate loans for original terms ranging from 7-13 years, or where it takes out floating rate term loans it enters into hedging instruments (such as interest rate swaps), to lock in a fixed rate for the duration of the loan.

The Group has structured its investments in a tax efficient manner but changes in tax legislation in relevant jurisdictions (including Guernsey, Luxembourg, Ireland and Germany) could affect the Group's effective rate of taxation.

Operating Profits

The table below illustrates the period on period growth in the Group's operating profits since the Company commenced operations in 2003.

	9 Months 2006	Year end 2005	Year end 2004	Year end 2003
	€'000	€'000	€'000	€'000
Operating Profit/Loss	136,048	41,936	12,031	(98)
% Movements	224%	249%	N/A	N/A

Operating profits from nine months ended 30 September 2006 and year-ended 31 December 2005 include unrealised gains and losses on investment properties, real estate fund units and interest rate swaps, all of which are accounted for at fair value in the Group's financial statements. Unrealised gains and losses for 2005 and 2006 are shown in the reconciliation of FFO to net profit before taxation shown below. As the gains and losses are not realised they do not form part of the Group's recurring income.

Funds from Operations (FFO)

One of the Group's key performance measures is FFO.

FFO is an appropriate measure of the underlying operating performance of real estate companies because it provides information regarding the Group's ability to service debt and make capital expenditures. FFO, as defined by the Group, represents net profit after taxation, excluding changes in the fair value of investment properties net of deferred taxation and mark to market fluctuations in real estate fund units.

The table below illustrates the period on period growth in the Group's FFO since the Company commenced operations in 2003.

	9 Months 2006	Year end 2005	Year end 2004	Year end 2003
	€'000	€'000	€'000	€'000
FFO	52,823	31,588	12,031	(98)
% Movements	67%	163%	N/A	N/A

In the nine months period ended 30 September 2006, the FFO increased 67% as compared to year end 2005. This increase was mainly due to the increase in revenues and improved income to costs ratio.

Consolidated unaudited results for the nine months ended 30 September 2006 compared with the nine months ended 30 September 2005

Total Assets

Total assets at 30 September 2006 amounted to €4,915 million, representing a 155% increase from €1,928 million as at 30 September 2005. This increase primarily reflected the acquisition of further German real estate investments by the Group.

Revenues

In the nine month period ended 30 September 2006, total revenues increased 243% to €288 million as compared to €84 million for the nine month period ended 30 September 2005. This increase was mainly due to the substantial expansion of the Group's German real estate asset base during 2006.

	Value of Investment Property	Rental Income	Value of Debt Investments	Interest Income	Value of Real Estate Fund Units	Income from Real Estate Fund Units
	€'000	€'000	€'000	€'000	€'000	€'000
Year ended 31 Dec 2003	—	—	57,611	50	—	—
Year ended 31 Dec 2004	318,514	344	1,286,422	23,902	—	—
Year ended 31 Dec 2005	463,540	28,128	1,545,196	65,538	189,591	8,406
9 months ended 30 Sep 2006	2,738,450	103,219	1,794,870	67,561	148,412	14,559

The following table shows a reconciliation of FFO to net profit after taxation.

	9 Months 2006	Year end 2005	Year end 2004	Year end 2003
	€'000	€'000	€'000	€'000
Net profit after taxation	134,135	39,658	12,031	(98)
(Inc)/Dec in fair value of investment properties	(89,576)	(1,961)		
Decrease in fair value of interest rate swaps	1,720			
(Inc)/Dec in fair value of real estate fund units	4,914	(8,098)		
Deferred tax charge on investment properties	1,630	1,989	—	—
Funds from operations (FFO)	52,823	31,588	12,031	(98)

Cashflow from Operations

Cashflow from operations was €95 million for the period ended 30 September 2006 (2005: €52 million). Cash outflow from investing activities was €2,405 million (2005: €517 million), reflecting the acquisition of additional German commercial real estate, refurbishing expenses of currently leased rental assets and increased debt investments. Cashflow generated from financing activities was €2,416 million (2005: €473 million), reflecting increased bank borrowings to finance the expansion of the Group's commercial real estate portfolio and the issuance of Ordinary Shares. Net movements for the nine month period ended 30 September 2006 amounted to €106 million (2005: €7 million).

The Group's cash position for the nine month period ended 30 September 2006 resulted in a positive balance of €119 million (2005: €17.5 million). The increase reflected the increase in the Group's acquisition activity during 2006 and the drawdown of amounts under the Group's revolving credit facility to fund the acquisition of investments.

Real Estate Investments

As at 30 September 2006, the Group's real estate portfolio comprised €2,886 million of real estate investments including the FIP Units compared with €580 million as at 30 September 2005. This represents an increase of 398% over the twelve month period. Of this increase, €85 million represented the gain realised on revaluation of underlying assets by external valuers, net of capital expenditure. The balance (excluding the sale of real estate fund units) of €2,185 million reflected the acquisition of additional assets by the Group.

As at 30 September 2006, the Group carried the FIP Units at €148 million (which figure includes the costs related to the investment). In September 2006, 300 FIP units were sold and this resulted in a gain of €2.2 million. Currently the group owns 1200 FIP Units.

Rental income for the nine month period ended 30 September 2006 was €103 million compared to €19 million in the same nine month period during 2005, an increase of 442% Income from the FIP Units was €14.6 million (2005: €3.6 million), although the increase in the income generated by the FIP Units reflected, in large part, the fact that they were only acquired in July 2005.

Service charge income for the nine month period ended 30 September 2006 was €17 million compared to €3 million in the same nine month period during 2005.

Debt Investments

As at 30 September 2006, the Group carried debt investments valued at €1,795 million compared to €1,303 million as at 30 September 2005. Of this €1,534 million represented asset backed securities (an increase of 27% on the amount held as at 30 September 2005) and €260 million represented real estate loans including real estate related B notes and mezzanine loans. (2005: €100 million).

Interest income from debt portfolio increased by 45% from €47 million for the nine month period ended 30 September 2005 to €68 million for the nine month period ended 30 September 2006.

The growth in both asset values and income was achieved through further growth in the Group's portfolio of debt investments.

Operating Expenses

Operating expenses for the nine month period ended 30 September 2006 comprised interest expenses of €102 million (2005: €40 million), property related expenses (primarily non-recoverable property-related costs and other incidental expenses) of €5.4 million (2005: €1.1 million), service charge expenses of €24.4 million (2005: €3.9 million) and other operating expenses (primarily corporate costs and other incidental expenses) of €19 million (2005: €7 million).

Operating Profit

The Group's operating profit for the nine month period ended 30 September 2006 was €136 million compared to €30 million for the same period during 2005, an increase of 353% The growth in operating profit was proportionately higher than the growth in revenues (of 243%).

Funds from Operations (FFO)

FFO amounted to €52.8 million for the nine months ended 30 September 2006, or €1.23 per share and €1.18 per diluted share, an increase of 140% compared to FFO for the same period during 2005 as a result of accretive and organic growth.

Dividends

The Group declared total dividends of €1.13 per share for the period up to 30 September 2006, an increase of 8% compared to the aggregated dividend per share of €1.05 per share for the same period in 2005.

CDO Bonds Payable and Repurchase Agreements

As at 30 September 2006 the Group had in issue €1,208 million of CDO bonds payable (comprising bonds issued by Eurocastle CDO I, II and III) representing an increase of 40% on the amount of CDO bonds payable in issue as at 30 September 2005. This was as a result of Eurocastle CDO II and Eurocastle CDO III issuing further notes.

As at 30 September 2006 the Group owed €42.3 million under repurchase agreements, a decrease of 46% as compared to 30 September 2005. This was primarily due to the Group switching the funding of its bond investments from short term repurchase agreements to longer term financing through Eurocastle CDO IV.

Bank Borrowings

As at 30 September 2006, the Group's bank borrowings had increased to €2,591 million, compared to €602 million as at 30 September 2005 reflecting principally the financing of the purchase of additional real estate investments.

Consolidated results for the year ended 31 December 2005 compared with the year ended 31 December 2004

Total Assets

Total assets increased by 40% during 2005 from €1,628 million in the same period in 2004 to €2,274 in 2005. The main driver for the increase was as a result of increased acquisition activity in the real estate portfolio.

Revenues

Total revenues increased 307% from €30 million in the year ended 31 December 2004 to €122 million for the year ended 31 December 2005. This increase was mainly due to a substantial expansion of the business during 2005.

Cash Flow from Operations

Cash flow from operations was €7.3 million for the year ended 31 December 2005 (2004: €3.9 million). Net cash outflows from investing activities was €832 million (2004: €1,277 million), reflecting the acquisition of additional German commercial real estate, refurbishing expenses of currently leased rental assets and increased debt investments. Cash flow generated from financing activities was €828 million (2004: €1,282 million), reflecting decreased bank borrowings to finance the growth of the Group's commercial real estate portfolio. Net movements for the year ended 31 December 2005 amounted to €3 million (2004: €9 million).

Real Estate Investments

As at 31 December 2005 the Group's portfolio of real estate assets had a total value of €464 million and comprised the Deutsche Bank Portfolio (€320 million) and the Retail Portfolio (€144 million). This represented

a 45% increase over the value of the Group's real estate portfolio as at 31 December 2004, which solely comprised the Deutsche Bank Portfolio and was then valued at €319 million. The increase primarily reflects the acquisition of new assets during the course of 2005 with only €1.9 million being attributable to increased valuations of underlying assets.

As at 31 December 2005 the Group's real estate investments also included the FIP Units which were carried at €190 million.

Rental income from real estate investments amounted to €28 million for the year end at 31 December 2005 (2004: €0.3 million). This reflected the growth in the Group's portfolio of real estate investments during the course of 2005 and the fact that it acquired the Deutsche Bank Portfolio (its first real estate investment) toward the end of December 2004.

Debt Investments

As at 31 December 2005, the Group's portfolio of debt investments was valued at €1,545 million compared to €1,286 million at the end of 2004. Of this, €260.3 million represented additional investment and €1.9 million represented revaluation decrease.

Of the total portfolio, €1,452 million represented asset backed securities (2004: €1,264 million) and €93 million represented real estate loans including real estate related B Notes and mezzanine loans (2004: €22 million).

Income from the Group's debt investments for the year ending 31 December 2005 was €65.5 million compared to €23.9 million for the year ending 31 December 2004. This increase reflected the increased size of the Group's portfolio of debt investments during the course of 2005.

Operating Expenses

The Group's operating expenses for the year ended 31 December 2005 were €80 million compared to €18 million for the year ended 31 December 2004. This was mainly due to the substantial expansion of the Group's asset base over 2005. The operating expenses comprised interest expenses of €58.1 million (2004: €13.7 million), service charge expenses of €7.7 million (2004:€0), property related expenses (primarily non recoverable property related costs and other incidental expenses) of €2.9 million (2004: €0) and other operating expenses (primarily corporate costs and other incidental expenses) of €10 million (2004: €3.4 million).

Interest expenses for the year ended 31 December 2005 amounted to €58.1 million from €13.7 million in 2004, owing to the leveraged expansion of the Group's asset base over 2005.

The Group's interest cover ratio as at 31 December 2005 was 1.72, compared to 1.88 as at 31 December 2004. The debt to equity ratio as at 31 December 2005 was 6.41, compared to 5.59 as at 31 December 2004.

Operating Profit

The Group's operating profit for the year ended 31 December 2005 was €42 million compared to €12 million for the year ended 31 December 2004. The growth in operating profit of 250% was proportionately lower than the growth in revenues (307%). This reflected the increased proportion of real estate investments within the Group's investment portfolio and the higher margin generated on such investments relative to the Group's debt investments.

Funds from Operations (FFO)

FFO for year ended 31 December 2005 was €31.6 million, or €1.48 per share and €1.43 per diluted share. This represented an increase of 163% as compared to the year ended 31 December 2004.

Dividends

The Group paid total dividends of €1.42 per Share during 2005, an increase of 125% compared to the aggregate dividend per Share of €0.63 for 2004.

CDO Bonds Payable and Repurchase Agreements

As at 31 December 2005, the Group had €977 million of CDO Bonds Payable in issue, comprising Eurocastle CDO I, II and III. This represented an increase of 181% compared to the position as at 31 December 2004 and was as a result of the Group securitising Eurocastle CDO I and Eurocastle CDO II.

As at 31 December 2005 the Group owed €104 million under repurchase agreements, a decrease of 48% compared to the position as at 31 December 2004. This decrease was primarily due to the Group switching the funding of its bond investments from short term repurchase agreements to the longer term financing of Eurocastle CDO IV.

Bank Borrowings

Total bank borrowings as at 31 December 2005 were €835 million (2004: €609 million) and comprised warehouse borrowings, amounts drawn down under the loan facilities and the Group's revolving facility with Deutsche Bank and other short term borrowings. The increased level of bank borrowing primarily reflected the acquisition of additional investments during 2005 and the financing of these acquisitions.

As at 31 December 2004, the Group's warehouse borrowing amounted to €350 million with such warehouse facility being refinanced through a term loan facility; term loans amounted to €782 million (2004: €244 million). The increase in bank borrowings during 2005 reflected the refinancing of the warehouse facility and the purchase of real estate investment during the year.

As at 31 December 2005, other short term financing amounted to €34.5 million (2004: €0 million).

Consolidated results for the year ended 31 December 2004 compared with the period from incorporation on 8 August 2003 to 31 December 2003

The Company was incorporated on 8 August 2003 and commenced operations on 21 October 2003. Consequently, the results for the period ended 31 December 2003 do not represent results for a full year in operation.

Total Assets

As at 31 December 2004, the Group had total assets of €1,628 million (2003: €60 million). This reflected the purchase during the year of approximately €1,207 million of asset backed securities, €22 million of real estate related loans and €318.5 million of credit leased real estate assets.

Revenues

Total revenues for the period ended 31 December 2004 was €29.7 million compared to €0.7 million for the year ended 31 December 2003. This reflected the growth in the size of the Group's investment portfolio over the course of 2004 and the increased income generated from the enlarged portfolio.

Cash Flow from Operations

Cash flow from operations was €3.9 million for the year ended 31 December 2004 (2003: €0.1 million). Net cash outflow from investing activities was €1,277 million (2003: €0.1 million), reflecting the acquisition of additional German commercial real estate, refurbishing expenses of currently leased rental assets and increased debt investments. Cash flow generated from financing activities was €1,282 million (2003: €0.1 million), reflecting increased bank borrowings to finance the growth of the Group's commercial real estate portfolio. Net movements for the nine month period ended 31 December 2004 amounted to €8.6 million (2003: €1.7 million for the period 8 August 2003 to 31 December 2003).

Real Estate Investments

In December 2004, the Group completed its first real estate investment, acquiring the Deutsche Bank Portfolio through a sale-leaseback transaction.

As at 31 December 2004, the Group's real estate portfolio (which solely comprised the Deutsche Bank Portfolio) had a value of €319 million.

Rental income for the year ended 31 December 2004 was €0.3 million (2003: €0) representing rental income from the Deutsche Bank Portfolio before financing costs and other related expenses.

Debt Investments

As at 31 December 2004, the Group had debt investments of €1,286 million (2003: €58 million). The portfolio comprised asset backed securities of €1,264 million (2003: €57 million), and real estate related loans of €22 million (2003: €0 million). The growth in the value of the portfolio reflected the acquisition of additional investments during 2004, together with €7.3 million of revaluation increase.

Income from the Group's debt investments for the year ended 31 December 2004 comprised interest income of €23.9 million from the Group's portfolio of interest bearing asset backed securities (2003: €0.1 million), a gain of €4.1 million realised on the acquisition of securities held under a derivative style contract with Morgan Stanley and loans and gains of €1.4 million realised on disposals of approximately €40 million of asset backed securities.

Operating Expenses

The Group's operating expenses for the year ended 31 December 2004 were €17.7 million compared to €0.8 million for the year ended 31 December 2003. This comprised interest expenses of €13.7 million (2003: €0 million) arising from the match funding of the Group's securities and loan portfolio and increased operating expenses of €3.4 million as compared to €0.8 million for the period ended 31 December 2003. The increase in other expenses during 2004 reflected the increased costs of operating as a listed company and the increased asset base and capital of the Group.

Operating Profit

The Group's operating profit for the year ended 31 December 2004 was €12 million, as compared to a loss of €0.1 million for the period ended 31 December 2003.

Funds from Operations (FFO)

FFO for the year ended 31 December 2004 was €12 million, or €0.79 per Share and €0.78 per diluted Share.

Dividends

The Group paid total dividends of €0.63 per Share during 2004. No dividends were paid during 2003.

CDO Bonds Payable and Repurchase Agreements

As at 31 December 2004, the Group had CDO Bonds payable of €348 million (2003: €0) and repurchase agreement liabilities of €198 million (2003: €0). This increase in liabilities was used to finance the acquisition of additional investments in 2004 as the Group built up its asset base.

Bank Borrowings

As at 31 December 2004 the Group had bank borrowings of €609 million (2003: €0). €352 million consisted of lines of credit to purchase asset backed securities prior to transfer into CDO vehicles. The remaining €247 million represents term loans to finance the purchase of the Deutsche Bank Portfolio.

Liquidity and Capital Resources

The Group's ability to execute its business strategy, and in particular grow its investment portfolio, depends to a significant degree on its ability to obtain additional capital.

The Group's primary sources of funds consist of cash provided by operating activities, borrowings under loans and credit facilities and the issuance of debt and equity securities. The Group's loans and debt securities are generally secured directly over its assets. The Group expects that its cash on hand and cash flow provided by operations will satisfy its liquidity needs with respect to its current investment portfolio over the next twelve months. The Group expects that its long-term liquidity requirements, specifically to fund the repayment of its debt obligations, will be met through additional borrowings and the liquidation or refinancing of its assets at maturity.

A significant portion of the Group's debt investments are financed in the capital markets through the issuance of collateralised debt obligations, known as CDOs. If spreads for CDO liabilities widen, or if demand for such liabilities diminish, then the ability to execute future CDO financings will be restricted. Proceeds from the sale of real estate and other asset backed securities which serve as collateral for the Group's CDOs, including gains thereon, must be retained in the CDO structure until the related bonds are retired and are therefore not available to fund current cash needs.

The Group finances some of its debt investments with short term repurchase agreements with a number of investment banks. As at 30 September 2006 (on an unaudited basis), the Group was financing €44.5 million

of its securities and loan portfolio through repurchase agreements totaling €42.3 million. From July 2005 Eurocastle CDO IV refinanced a significant part of the portfolio previously financed through short term repos, as well as providing term financing for additional securities and loans (See "Financing Strategy" in Part II of this Prospectus).

The Group financed the Deutsche Bank Portfolio with a €244 million facility. The facility is for 8.3 years (from signing) at a fixed rate of 4.65%.

The Truss Portfolio is financed with a 10 year (at signing) non-recourse €85.3 million term loan which bears interest at 4.85% at a fixed rate.

The Belfry Portfolio is financed with a 10 year (at signing) non-recourse €56.2 million term loan which bears a fixed rate of interest at 4.66%.

The Bastion Portfolio is financed with a 7 year (at signing) non-recourse €26.5 million term loan which bears a fixed rate of interest at 4.24%.

The Turret Portfolio is financed with a 10 year (at signing) non-recourse €150 million term loan which bears interest at Euribor + 0.9% up to February 7, 2007 and thereafter bears interest at a fixed rate of approximately 4.83%.

The Dresdner Portfolio is financed with a 7 year (at signing) €1,525 million facility consisting of a senior and junior loan of €840 million and €685 million respectively. €50 million of the junior loan bears interest at Euribor plus 1.13% to match a liquidity reserve maintained by Dresdner Grund-Fonds whereas the remaining portion bears a fixed rate. The senior loan has a weighted average funding cost of 3.83% and the junior loan has a weighted average funding cost of 4.64%.

The Bridge Portfolio is financed with a seven year €372 million term loan which bears interest at 4.68%.

The Group's real estate financing is more particularly described under "Real Estate Financing" in Part II above and in note 16.1 to the unaudited financial results for the nine months ended 30 September 2006 in Part XIII of this Prospectus.

The Company has a revolving credit facility of €300 million in place with Deutsche Bank, London, to provide temporary working capital. This facility is described in more detail in paragraph 7.12 of Part VI of this Prospectus.

Interest Rate Risk

The Group's primary interest rate exposure relates to its real estate and other asset backed securities, loans and floating rate debt obligations, as well as its interest rate swaps. Changes in the level of interest rates also can affect the Group's ability to acquire securities and loans and its ability to realise gains from the disposal of such assets.

The Group's general financing strategy is to eliminate interest rate risk by seeking to borrow at a fixed rate for real estate acquisitions, entering into interest rate hedging where it is required to enter into floating rate loans for real estate acquisitions and match-funding its debt investment portfolio. The Group will, where appropriate, enter into interest rate swaps in relation to real estate assets it intends to acquire (but prior to acquisition) in order to lock-in fixed financing costs for the acquisition of the relevant real estate asset. Upon acquisition, the interest rate swap may be removed from the Group's balance sheet and novated to the lender allowing the lender to provide pre-agreed fixed rate financing for the acquisition.

As of 30 September 2006 (on an unaudited basis), a 100 basis point increase in short-term interest rates would increase the Group's earnings by approximately €9 million per annum.

Foreign Currency Risk

The Group's primary foreign currency exchange rate exposure relates to its non-euro denominated portfolio of securities and loans. Changes in the exchange rates can adversely impact the fair values and earnings streams of the Group's non-euro denominated assets and liabilities. The Group has mitigated this impact through a combination of (i) non-euro denominated financing and (ii) rolling forward foreign exchange contracts to hedge its net non-euro equity investment.

In connection with the Group's purchase of its asset backed securities and real estate related loans, the foreign currency risk is hedged through forward foreign currency exchange contracts.

Market Risk

The Group's exposure to market risk is comprised mainly of movements in the value of its investments.

The Group's real estate investment assets are based in Germany and Italy and are subject to general property market risks. These risks are assessed by management at the point of acquisition and are then monitored on an ongoing basis. In addition, external valuations of the Group's real estate assets are obtained during each financial year.

The Group's debt investments are predominantly floating rate and as such are valued based on a market credit spread over Euribor and other benchmarks for euro and non-euro denominated assets respectively. Increases in the credit spreads above such benchmarks may affect the Group's net equity, net income or cash flow directly through their impact on unrealised gains or losses on available-for-sale securities, and therefore its ability to realise gains on such securities, or indirectly through their impact on its ability to borrow and access capital.

Credit Risk

The Group is subject to credit risk with respect to its investments in real estate and other asset backed securities and loans.

The securities the Group invests in are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitisation transaction. While the expected yield on these securities is sensitive to the performance of the underlying assets, the more subordinated securities are designed to bear the first risk of default and loss.

The Group further minimises credit risk by actively monitoring its securities portfolio and the underlying credit quality of its holdings and, where appropriate, repositioning its investments to upgrade the credit quality and yield on the investments.

The Group's debt portfolio is diversified by asset type, industry, location and issuer. This diversification minimises the risk of capital loss. At 30 September 2006, the Group's securities, which serve as collateral for its CDO financings and other borrowings, had an overall weighted average credit rating of approximately BBB-.

Critical Accounting Policies and Estimates

The Group prepares its financial statements in conformity with IFRS. The Group's principal accounting policies are presented in the notes to the consolidated financial information of the Group set out in the Accountants' Reports. The application of these policies requires the Group to make assumptions and estimates that can affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the accounts and reported amounts of profit and expenses during the reporting period. The Group believes the accounting principles chosen are appropriate under the circumstances and that the estimates, judgements and assumptions involved in its financial reporting are reasonable.

Accounting estimates made by the Group's management are based on accumulated historical experience and information on current events that is available to management at the time the estimate is made. Accordingly, actual results may differ materially from current expectations under different assumptions and conditions. The Group's critical accounting policies that are subject to significant estimates and assumptions are summarised below.

Investment Properties

Investment properties consist of land and buildings. In accordance with IAS 40, property held to earn rents and/or for capital appreciation is categorised as investment property.

Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met, and excludes the costs of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise.

Investment properties are derecognised either when they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the year of retirement or disposal.

Tenant improvements and leasing commissions incurred at the commencement of the lease are capitalised, and amortised on a straight-line basis over the life of the lease.

The value of investment property incorporates properties which are considered finance leases or operating leases. As the Group has assumed substantially all the risks and rewards associated with these assets, these have been treated as investment property under IAS 17 and IAS 40 respectively. These properties have been recognised at fair value in the same manner as freehold property. An associated liability representing the present value of lease payments to the freehold owner has been included in Trade and Other Payables on the balance sheet.

Finance Leases

The determination of whether an arrangement is, or contains a finance lease, is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and the reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the income statement as they arise.

Real Estate Fund Units

Real estate fund units are recorded at fair value in the consolidated balance sheet, with any change in fair value recognised in the consolidated income statement. The interest income is recognised in the income statement as it accrues, taking into account the effective yield of the real estate fund units.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Group's repurchase agreements, are initially recognised at fair value, being the fair value of consideration received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Minority Interests

Minority interests represent interests held by outside parties in the Group's consolidated subsidiaries.

Revenue Recognition

The Group considers revenue to comprise interest income and rental income as its principal business is investing in, financing and management of European real estate and other asset backed securities and other real estate related assets.

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income on freehold and finance lease investment property is recognised on an accruals basis. Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease term. Incentives given to enter into lease agreements are spread evenly over the lease term as a reduction of rental expense, even if the payments are not made on such a basis.

Foreign Currency Translation

The functional and presentation currency of the Group and its subsidiaries is the euro. Transactions in foreign currencies are initially recorded in the functional currency rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the

functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Off-Balance Sheet Arrangements

The Group does not have any off-balance sheet arrangements.

Contractual Obligations

As at 31 December 2005, the Group had the following contractual obligations and commitments:

	Payments Due by period				
	Total	Less than 12 Months	12-24 months	24-60 months	After 60 months
	€'000	€'000	€'000	€'000	€'000
CDO Bonds Payable	977.5				977.5
Term Finance	782.1			307.9	474.2
Revolving Credit Facility	18.6	18.6			
Other Short Term Financing	34.5	34.5			
Repurchase Agreements	103.6	103.6			
Purchase Obligations	2,000.0	2,000.0			
	3,916.30	2,156.7	0	307.9	1,451.7

Current Trading and Prospects

The Group has performed in line with the Directors' expectations during the period since 30 September 2006 and the Directors expect this to continue during this financial year. The Directors believe that the Group's financial and trading prospects remain favourable for the current financial year, based on a strong pipeline of new assets to be acquired and the Group's continuing active management of its existing portfolio.

During the financial year to date, the Group has purchased real estate assets in Germany at a cost of approximately €2,185 million. These assets are primarily let to commercial tenants and are otherwise in line with the Group's strategy and investment criteria. During 2006, the Group's real estate portfolio is expected to have a weighted average net initial yield of approximately 5.6% and to generate annual rental income of €163 million.

MANAGEMENT OF THE COMPANY

Management of the Company

The Board of Directors is responsible for the determination of the Company's investment objectives and policies as specified in this Prospectus and has responsibility for its activities. The Company has, however, appointed the Manager to be responsible for managing the Group's portfolio of assets on a discretionary basis in accordance with the investment objectives and policies of the Company.

The Manager

The Manager is a global alternative investment and asset management firm with approximately U.S.$26 billion of equity capital currently under management and is registered as an investment adviser under the Investment Advisers Act.[1] The Manager was founded in 1998 by a group of senior professionals led by Wesley R. Edens. Today, the other principals of the Manager with responsibility for managing the Group include Messrs. Peter L. Briger, Jr., Robert I. Kauffman and Randal A. Nardone. The Manager has three alternative investment businesses: private equity, real estate securities and hedge funds. The Manager employs, together with its affiliates, over 550 people.[1] The Manager is headquartered in New York City and its affiliates have offices in Dallas, Frankfurt, London, Rome, San Diego, Sydney and Toronto.

The Manager's principals have an average of more than 21 years of experience[1] in the fields of real estate investment, asset-based investing and finance and risk management with respect to both dollar and non-dollar denominated investments. The founders of the Manager have been involved in the acquisition of over U.S.$51 billion of assets (of which U.S.$21 billion of such assets are in Europe)[1] and issues of over U.S.$27 billion of asset backed securities (of which U.S.$10 billion have been issued in Europe).[1]

Funds managed by the Manager currently own an 80% interest in a German residential real estate company, GAGFAH, which is listed on The Frankfurt Stock Exchange. GAGFAH owns approximately 151,000 housing units with a total asset value of €8 billion as of October 2006. GAGFAH is one of the largest listed residential real estate companies in Europe.

Funds managed by the Manager also own approximately a 50% interest in a real estate company, Mapeley Limited,[1] which is listed on the London Stock Exchange. Mapeley Limited currently manages approximately 2.3 million square metres of real estate in the United Kingdom with a value as at 30 September 2006 of approximately £2.0 billion.[2]

Further, through private equity investments in Italy, Funds managed by the Manager have interests in two Italian loan servicing businesses (specialised in non performing loans), Italfondiario SpA and Castello Gestione Crediti Srl. The two companies have just been merged and are currently servicing loan portfolios with a face value of approximately €26 billion.[3]

The Manager has appointed Fortress Investment Group (UK) Limited, Fortress Investment Group Germany GmbH and Fortress Germany Asset Management GmbH, all wholly-owned subsidiaries of the Manager, to provide investment advice and asset management services to the Manager including in relation to the Group.

The Manager's Resources

The Group relies on the facilities and resources of the Manager to conduct its day to day operations. The Group will have access to all of the Manager's infrastructure (operational and risk management systems) and resources as well as a dedicated team of professionals responsible for the day-to-day operations of the Group. The Directors also expect that the long-standing close working relationships of the Manager with most market participants will afford the Group priority access to investments. The Manager is an investment adviser registered with the U.S. Securities and Exchange Commission pursuant to the Investment Advisers Act.

Conflicts

The Management Agreement generally does not limit or restrict the Manager from engaging in any business or managing any other vehicle that invests generally in investments that fall within the Group's

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(1) Source: Fortress Investment Group LLC

(2) Source: Mapeley Limited third quarter results announcement 2 November 2006

(3) Source: Fortress Investment Group LLC

investment objectives. The Manager and its affiliates engage in a broad spectrum of investment activities that are independent from and which may, from time to time, conflict with the Group's. However, the terms of the Management Agreement prohibit the Manager and any entity controlled by or under common control with the Manager from raising or sponsoring any new investment fund, company or vehicle whose investment policies, guidelines or plan targets, as its primary investment category, investments in credit sensitive European real estate related securities it being understood that no such fund, company or vehicle shall be prohibited from investing in credit sensitive European real estate related securities. A number of investment vehicles managed or sponsored by the Manager or its investment advisory affiliates have investment objectives which overlap, in part, with the Group's investment objectives. The Group will therefore face a number of conflicts of interest with the Manager and its affiliates with respect to the allocation of investment opportunities.

The Manager does not manage any vehicle which invests primarily in credit sensitive European real estate related securities other than the Group.

If and when other vehicles managed by the Manager intend to invest in investments that fall within the Group's investment objectives, the Manager will use its best judgment and act in a manner which it considers fair and reasonable in allocating investment opportunities, with the decision to allocate any particular investment opportunity being within the Manager's discretion. It is possible, therefore, that the Group will not have the opportunity to participate in investments made by such other investment vehicles which fall within the Group's investment objectives. If it is determined that it would be appropriate for the Group and one or more other investment vehicles managed by the Manager to participate in the same investment opportunity, the Manager will seek to allocate participation levels on an appropriate basis, taking into account such factors as the relative amounts of capital available for new investments, relative exposure to market trends and the size, liquidity, financeability and anticipated term of the proposed investment.

Certain Principals of the Manager and its affiliates

The following sets out certain information with respect to the key principals of the Manager involved in managing the Group's business. These four principals of the Manager effectively serve as the Group's management and are responsible for the day to day management of the Group.

Peter L. Briger, Jr. has been a principal and a shareholder of the Manager since June 2002. Mr Briger is responsible for the operations and management of the Manager Special Opportunities business and Long Dated Value business. Prior to joining the Manager, Mr Briger spent 15 years at Goldman Sachs & Co., where he became a partner in 1996. Over the course of his career at Goldman Sachs, he held the positions of co-head of the Whole Loan Sales and Trading business, co-head of the Fixed Income Principal Investments Group, co-head of the Asian Distressed Debt business, co-head of the Goldman Sachs Special Opportunities (Asia) Fund LLC and co-head of the Asian Real Estate Private Equity business. In addition, he was a member of the Goldman Sachs Global Control and Compliance Committee, a member of the Goldman Sachs Asian Management Committee, and a member of the Goldman Sachs Japan Executive Committee. Mr Briger received a BA from Princeton University and an MBA from Wharton.

Wesley R. Edens has been a principal and the chairman of the Manager since co-founding the firm in 1998. He has been a director of the Company since its inception and is its chairman. Mr Edens is responsible for the operations and management of the Manager's private equity business and is the chairman and chief executive officer of Newcastle Investment Corp. and chairman of Mapeley Limited, as well as serving on the boards of GAGFAH S.A., Aircastle Limited, Brookdale Living Communities Inc., GateHouse Media Inc., Global Signal Inc., Green Tree Inc and Italfondiario SpA. He has been involved in the acquisition of over U.S.$13 billion of assets in Europe. Prior to forming the Manager, Mr Edens was head of Global Principal Finance at UBS Securities LLC from May 1997 to May 1998, and, prior to that, he was a partner and managing director of BlackRock Financial Management Inc. where he headed BlackRock Asset Investors and arranged in 1998 the acquisition and management of a £1.7 billion sale/leaseback privatisation of residential properties with the Ministry of Defence in the UK which was finally sold in 1999.[(4)] In addition, Mr Edens was formerly a partner and managing director of Lehman Brothers. Mr Edens received a BS in Business Administration from Oregon State University.

Robert I. Kauffman has been a principal and a shareholder of the Manager since co-founding the firm in 1998. Mr Kauffman is responsible for the operations and management of the Manager's European investment business. Mr. Kauffman also serves as the chairman GAGFAH S.A., and a director of Italfondiario SpA. Prior to joining the Manager, Mr Kauffman was a managing director of UBS from May 1997 to May 1998, and,

(4) Source: Fortress Investment Group LLC

prior to that, was a principal of BlackRock Financial Management Inc. Mr. Kauffman was with Lehman Brothers from 1986 to 1994 and served as executive director of Lehman Brothers International in London beginning in 1992. Mr. Kauffman received a BS in Business Administration from Northeastern University.

Randal A. Nardone has been a principal and a shareholder of the Manager since co-founding the firm in 1998. Mr. Nardone oversees the Manager's structured finance and legal matters. He has been a director of Eurocastle since August 2006 and is also the director of GAGFAH S.A. and GateHouse Media Inc. Prior to joining the Manager, Mr. Nardone was a managing director of UBS from May 1997 to May 1998 and, prior to that, was a principal of BlackRock Financial Management Inc and a managing director of BAI. In addition, Mr. Nardone was a partner and a member of the Executive Committee of the law firm of Thacher Proffitt & Wood LLP, which he joined in 1980, and ran the structured finance group starting in 1993. Mr. Nardone received a BA in English and Biology from the University of Connecticut and a JD from the Boston University School of Law.

Pursuant to the terms of the Management Agreement, the Manager is required to provide a dedicated management team which shall have, as their primary responsibility, the management of the Company and shall devote such of their time to the management of the Company as the Board of Directors reasonably deems necessary and appropriate, commensurate with the Company's level of activity from time to time.

As referred to above, pursuant to an investment advisory agreement, Fortress Investment Group (UK) Limited supplies the Manager with dedicated investment advice and credit monitoring services. Its key personnel are as follows:

Stephen Charlton joined Fortress Investment Group (UK) Ltd ("FIG UK") in August 2004 and is employed by FIG UK as Eurocastle's Chief Financial Officer. Mr. Charlton was previously with Gordian Knot Limited where he spent 10 years as its Chief Financial Officer. While he was at Gordian Knot he was part of the management team responsible for creating, and then managing, Sigma Finance Corporation, a limited purpose finance company with total investment grade assets of U.S.$33 billion.[5] From 1989 to 1994 Mr. Charlton was Finance Director of Sterling Trust plc, a listed financial services group. Mr. Charlton started his career in London with Price Waterhouse where he qualified as a chartered accountant. He received a BA degree in Economics and Business Finance from Lancaster University.

Bruce Snider joined the Manager in April 2005 as Managing Director of Fortress Investment Group (UK) Ltd. Mr. Snider was previously at UBS Principal Finance where he headed the Principal Finance business in Europe and chaired the Brooklands Committee. Prior to joining UBS, Mr. Snider managed the Asset Backed Securitisation and Principal Finance businesses of Greenwich NatWest in Europe. Mr. Snider began his Wall Street career in 1985 at Kidder Peabody in the Mortgage Department on the whole loan trading desk. Mr. Snider graduated from Princeton University in 1983.

James Hart has been with Fortress Investment Group (UK) Ltd since March 2006 as the debt portfolio manager. Mr. Hart was previously a principal of ZAIS Group LLC where he managed a €3.5 billion portfolio of asset backed securities and collateralised debt securities. Prior to joining ZAIS Mr. Hart was a senior manager at Bankgesellschaft Berlin (Ireland) plc, responsible for asset backed security investments and repackaging, and held positions with Fortis Bank in Dublin and Singer & Friedlander in London. Mr. Hart has an MPhil, MLitt, and MA from Trinity College, Dublin.

Guido Piñol has been a Managing Director of Fortress Investment Group Germany GmbH since April 2006 and is responsible for commercial real estate investments in Germany. Mr. Piñol was previously a Managing Director of CB Richard Ellis and Head of their Investment Advisory Division. Prior to CBRE, he was Head of the Portfolio Investment Team of Jones Lang LaSalle and part of the Corporate Finance team of Sumitomo Bank Ltd. Mr. Piñol is a Member of the Royal Institute of Chartered Surveyors, has a degree in Economics from University of Heidelberg and a degree in Real Estate Economy from European Business School (EBS), Oestrich-Winkel.

Joseph DeLeo joined in March 2006 as Managing Director of Fortress Germany Asset Management GmbH. Mr. DeLeo was previously with Oxford Properties Group where he was responsible for global real estate acquisitions. Prior to Oxford, Mr. DeLeo was at Borealis Capital Corporation as Director of Asset Management responsible for the investment management of a $4 billion Canadian real estate portfolio. Mr. DeLeo began his real estate investment career in the real estate private equity group of the Canadian Imperial Bank of Commerce. Mr. DeLeo received his first degree from the University of Toronto and a post graduate degree from Queen's University.

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(5) Source: Fortress Investment Group LLC

As referred to above, Fortress Investment Group Germany GmbH and Fortress Germany Asset Management GmbH have been engaged to provide investment advice and asset management services in respect of the Group's German operations.

Manager's Fees and Incentive Compensation

Management Fee

Under the terms of the Management Agreement, the Manager is entitled to receive from the Company an annual management fee of 1.5% of the gross equity of the Company (but which, for the avoidance of doubt, refers to the equity capital of the Company after deduction of costs incurred in connection with raising such capital), calculated and payable monthly in arrear. The annual management fee payable under the Management Agreement is offset by any amount the Manager receives by way of fees from Eurocastle CDO I, Eurocastle CDO II, Eurocastle CDO III, Eurocastle CDO IV, Duncannon, Eurocastle Funding and any subsequent SPV, pursuant to any management agreement between the Manager and an SPV. Further details are set out in Part VI of this Prospectus. The Manager uses proceeds from its management fee in part to pay compensation to its officers and employees.

The Management Agreement may be terminated by the Company upon expiration of the initial term of 10 years in 2014, or on each three year anniversary thereof in certain circumstances if a majority of the holders of Shares agree, by vote, that there has been unsatisfactory performance that is materially detrimental to the Company. In these circumstances, a termination fee is payable equal to the amount of management fees earned by the Manager during the 12 consecutive calendar months immediately preceding the termination. If the Management Agreement is terminated by the Company for gross negligence or wilful violation on the part of the Manager ("cause"), no termination fee is payable.

Incentive Compensation

The Manager is entitled to receive annual incentive compensation pursuant to the terms of the Management Agreement with the Company. The purpose of the incentive compensation is to provide an additional incentive for the Manager to achieve targeted Funds From Operations and to increase the Company's shareholder value. This incentive compensation, which is calculated on a cumulative, but not compounding, basis (and which is not subject to clawback) is an amount equal to the product of:

(A) 25% of the Euro amount by which:

(1) Funds From Operations before the incentive compensation per Share exceed

(2) an amount equal to (a) the weighted average of the price per Share in any offerings by the Company (adjusted for prior capital dividends and capital distributions) multiplied by (b) a simple interest rate of 8% per annum

multiplied by

(B) the weighted average number of Shares outstanding (as determined on a cumulative basis).

Upon any termination of the Management Agreement by either party (including for cause), the Company shall be entitled to purchase the Manager's right to receive incentive compensation from the Manager for a cash purchase price equal to its fair market value (as determined by independent appraisal to be conducted by an appraisal firm recognised in the United States and mutually agreed upon by the Company and the Manager) or otherwise shall continue to pay the incentive compensation to the Manager following termination or expiration of the Management Agreement, which payments could continue for an indefinite period of time. In addition, if the Company does not elect to so purchase the Manager's right to receive incentive compensation, the Manager will have the right to require the Company to purchase the same at the price described above.

The Board of Directors may request that the Manager accept all or a portion of its incentive compensation in Shares, and the Manager may elect, in its discretion, to accept such payment in the form of Shares, subject to limitations that may be imposed by any applicable laws or regulations.

Reimbursement of Expenses

Because employees of the Manager or its affiliates perform certain legal, accounting, due diligence and other services that outside professionals or outside consultants otherwise would perform, the Manager will be paid or reimbursed for the cost of performing such services in addition to its management fee and incentive

compensation, provided that such costs and reimbursements are no greater than those which would be paid to outside professionals or consultants on an arm's-length basis. In addition, insofar as the Group bears asset management (including property management) costs relating to its investments, the Manager or its affiliates will be reimbursed for any expenses incurred in contracting with third parties, including third parties who are affiliates of the Manager, for the asset management of the Group's investments. In the first quarter of 2006 the Group began to reimburse certain of these costs to the Manager, and it is anticipated that the Group will continue to make such reimbursements in the future.

The expenses required to be paid by the Group include, but are not limited to, issuance and transaction costs incidental to the acquisition, disposition and financing of investments, legal and auditing fees and expenses, the compensation and expenses of the Group's directors, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness of the Group (including commitment fees, legal fees, closing costs, etc.), expenses associated with other securities offerings of the Group, the costs of printing and mailing circulars and reports to its Shareholders, costs incurred by employees of the Manager for travel on the Group's behalf, costs associated with any computer software or hardware that is used by the Group, costs to obtain liability insurance to indemnify the Group's directors and officers and the compensation and expenses of its transfer agent and administrator. Such management expenses may be charged to capital but only to the extent that they directly relate to the raising of new capital. The Manager is responsible for all costs incidental to the performance of its and its affiliates' duties under the Management Agreement, including compensation of its and its affiliates' employees, rent for facilities and other overhead expenses.

Options of the Manager

The Company has granted options to the Manager representing the right to acquire 10% of each of (i) the number of Shares offered and sold in its private offering in October 2003 at an exercise price per Share of €1.00 (before consolidation of the Shares of the Company on 13 June 2004) which was equivalent to an exercise price per Share of €10 after consolidation; (ii) the number of Shares offered and sold in its initial public offering in June 2004 at an exercise price per Share of €12.00 (which was the offer price for that offering); (iii) the number of Shares offered and sold in its repeat offering in June 2005 at an exercise price of €17.25 per Share (which was the offer price for that offering); (iv) the number of Shares offered and sold in its repeat offering in January 2006 at an exercise price of €30.00 per Share (which was the offer price for that offering); (v) the number of Shares issued to the Fortress Funds in March 2006 at an exercise price per share of €18.00 (which was the issue price for that issue) and (vi) the number of Offer Shares offered and sold at an exercise price per share equal to the Offer Price (subject to adjustment if the Over-allotment Option is exercised). The Options are fully vested and immediately exercisable on the date of grant. The Options will remain exercisable until 21 October 2013, 25 June 2014, 15 June 2015, 30 January 2016, 30 January 2016 and 1 December 2016, respectively. The Options were, and are being granted, in connection with the Manager's work related to the Company's offerings and provide an additional incentive for the Manager to enhance the value of the Company's Shares.

The Options granted to the Manager form part of a "tandem award" where the Company may grant awards to the employees of the Manager. If the employees of the Manager exercise their options, the number of Options of the Manager will be reduced by the number exercised by the employee. The Options of the Manager have been granted, and any tandem awards will be granted, under the Eurocastle Non-Qualified Share Option Plan adopted on 31 December 2003 (the "Plan"). As at the date of this Prospectus, no tandem options have been granted.

Share-based payments are accounted for based on their fair value on the grant date in accordance with the provisions of IFRS 2, Share-Based Payment. Share options granted in 2003, 2004, 2005 and 2006 for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, have therefore been accounted for at the fair value on grant date. The fair values of such Options at the date of grant have been debited to equity as the costs of issuance of Shares with corresponding increases in other reserve.

Eligibility

The Manager and each employee of the Manager who is performing services for the Group and each officer, employee, consultant or adviser of the Group or any parent affiliate or subsidiary of the Group are eligible for awards under the Plan.

Awards

Initially, awards under the Plan will be granted by the Board although it is intended that, if and when the Board is of sufficient size, awards will be made by a committee comprising a majority of independent directors of the Board of Directors. The Board or the committee, as applicable, may grant awards singularly, in tandem or in combination with other awards.

The awards which may be granted under the Plan are:

- share options, which are rights to acquire a specified number of Shares at an option price during a specified time as the Board determines. The share option will lapse on the tenth anniversary of its date of grant unless otherwise determined by the Board at the date of grant or in an award agreement. The option price will be fixed at the time of grant and will be the closing price of a Share of the Company on the principal stock exchange on which the Shares are trading;
- share appreciation rights, which are rights to receive, upon surrender of the rights, an amount payable in cash and/or in Shares under such terms and conditions as the Board may determine. The amount payable in cash and/or Shares with respect to each right will be equal to the percentage of the amount by which the fair market value of a Share on the exercise date exceeds the fair market value of a Share on the date of grant. The applicable percentage will be established by the Board;
- performance awards based on such conditions as the Board deem appropriate. The Performance awards may be contingent upon the performance of the Group's or the individual's performance. Performance awards may be in the form of performance units, performance shares and such other performance awards as the Board may determine.

The Board may amend the Plan. The participant's consent is required if the amendment adversely affects the rights of a participant.

As at 12 September 2006, the Manager's principals and employees owned approximately 4.3% of the issued equity capital of the Company (and, assuming the exercise of their options to purchase shares of the Company, approximately 13.0% of the then issued share capital). In addition, certain funds managed by the Manager on behalf of third party investors owned approximately 25.4% of the Company's issued share capital as at 12 September 2006.

Code of Business Conduct and Ethics

The Manager has a code of business conduct and ethics governing matters such as conflicts of interest, insider trading and fair dealing. The code applies to all of the Manager's employees and sets out procedures for reporting violations and the consequences of non-compliance.

The Administrator

The Company entered into an Administration Agreement with International Administration (Guernsey) Limited ("IAG") on 30 September 2005, under which IAG provides administrative and corporate secretarial services for the Company.

Established in early 2000, IAG is a subsidiary of IAG Holdings Limited, a company registered in Guernsey. IAG's management has over 30 years' experience in offshore fund administration, mostly gained at Guernsey's largest fund administrator. IAG is licensed by the Guernsey Financial Services Commission to carry on its offshore fund administration business.

Fees of IAG

IAG is entitled to receive from the Company a fee calculated as one quarter of the following percentages of the net asset value of the Company as at the end of each calendar quarter.

- 0.075% on the first €50 million;
- 0.05% on the next €250 million (cumulative €300 million);
- 0.02% on the next €500 million (cumulative €800 million);
- 0.01% on the next €500 million (cumulative €1,300 million);
- 0.005% on the balance in excess of €1,300 million.

This fee is calculated and payable in arrears.

Directors

On 22 August 2006, the Company appointed three new Directors, increasing the size of the board to six, and appointed Wesley R. Edens as Chairman of the board. All of the Directors of the Company, other than Wesley R. Edens and Randal A. Nardone, are independent of the Manager. The Directors, all of whom are non-executive and do not have service contracts, are as follows:

Wesley R. Edens was born in the United States of America in 1961. His biography is set out above under "Certain Principals of the Manager and its affiliates". Wesley R. Edens was appointed as a Director of the Company on 8 August 2003 and will retire and put himself for reappointment in accordance with the Company's Articles.

Keith Dorrian was born in Guernsey in 1946 and has over 30 years' experience in the offshore finance industry. In 1973, he joined Manufacturers Hanover Bank (Guernsey) Limited where, amongst other things, he was involved in a local residential mortgage programme. He moved to First National Bank of Chicago (Channel Islands) Limited in 1984, where, amongst other things he was involved in commercial real estate lending in the Netherlands. In 1989 he joined ANZ Bank (Guernsey) Limited where as a director of the bank and fund management company (ANZ Management Company (Guernsey) Limited), he was closely involved in the banking and fund management services of the ANZ group, including residential lending in Guernsey. He took up the position of Manager Corporate Clients in Bank of Bermuda (Guernsey) Limited in 1999 and was appointed Head of Global Fund Services and Managing Director of Management International (Guernsey) Limited, the bank's fund administration company, in 2001 and retired on 31 December 2003. During this time, Mr. Dorrian was involved in the credit approval process for local real estate backed lending.

He is currently a non-executive director of a number of fund and fund management companies and holds the Institute of Directors Diploma in Company Direction. He was appointed as a Director of the Company on 8 August 2003, for an initial term of three years. He was re-elected as a director by the Company's shareholders in general meeting on 31 May 2006.

Paolo Giorgio Bassi was born in Ferrara, Italy in 1950. He was a consultant and later a partner in the Boston based MAC Group between 1978 and 1992, during which time he handled the strategic and financial aspects of mergers, acquisitions and divestments in France, Italy and the United States. He was closely involved in acquisition processes involving Fiat, Olivetti and Carrefour. In addition, Mr. Bassi has held a number of directorships, including of Banco Popolare de Milano between 1997 and 2001 (including five years as chief executive officer), during which time he was also chief executive officer of their principal real estate fund. He was chief executive officer of Centrobanca SpA and Italfondiario SpA up to 2002, both of which specialised in the financing of real estate projects within Europe. Mr. Bassi is currently a member of the board of directors of Liguria Assicurazioni SpA and has advised Hines, a global real estate development group, and Zunino Group, an Italian real estate investment company. Since 2003, Mr. Bassi has been serving as managing director of Sensi Group, an Italian real estate developer and investor. He is on the Board of Directors of Trace Tracker Innovation, Oslo, Norway and holds the position of Managing Director of P.A. Investments Luxemburg. He has studied sociology, physics and business administration in France and the United States and has been a professor of Economics and Organisation in the Faculty of Mathematics, Physics and Natural Sciences at the University of Milan since 1985. He was appointed as a Director of the Company on 11 June 2004, for an intial term of three years.

Randal A. Nardone was born in New York in 1955. His biography is set out above under "Certain Principals of the Manager and its affiliates". Randal A. Nardone was appointed as a Director of the Company on 22 August 2006, for an initial term of three years.

Udo Scheffel was born in Zeitz, Germany in 1951. Dr. Scheffel is an experienced real estate professional with over 15 years of experience in the German property sector. Most recently, he was the chief executive officer of the Bayerische Immobilien Gruppe, a major German privately held commercial property company. Until 2005 this company was listed on the German stock-exchange. He was responsible for the development and realisation of corporate strategy and all shareholder-affairs, including the company's annual general meeting. From 1994 to 1998 he was responsible for the growth of RAG Immobilien AG, the real estate holding of the German coal company RAG, and was the chairman of the Board. Prior to that he was senior vice-president of RAG and responsible for its associate companies. He has substantial experience in German mergers and acquisitions. He began his real estate career at Maritim, a major German hotel company. Dr. Scheffel was appointed as a Director of the Company on 22 August 2006, for an initial term of three years.

Simon Thornton was born in Sheffield, UK in 1964. Mr. Thornton is a managing director of the Praxis Group, one of the largest independently owned financial services groups in the Channel Islands. At Praxis, he advises corporate and private clients providing fiduciary, accounting and auditing, taxation and fund administration services in the Channel Islands. Dr. Thornton joined the Praxis Group in 1992 and is a qualified chartered accountant. Dr. Thornton was appointed as a Director of the Company on 22 August 2006, for an initial term of three years.

Directors' Fees

The ordinary remuneration of the Directors for their services will be determined from time to time by the Directors but shall not exceed €100,000 each per annum or such higher amount as may be determined by an ordinary resolution of the Company. The Company may also reimburse any Director for such reasonable expenses as he may incur in connection with the performance of their duties as Directors of the Company.

The total aggregate remuneration due to the independent directors for the period ended 31 December 2005 was €60,000. Paolo Bassi and Keith Dorrian received 5,000 and 1,000 Shares respectively at the Company's annual general meeting in 2005 as a benefit in kind. Neither Wesley R. Edens nor Randal A. Nardone receive any remuneration from the Company.

Keith Dorrian, Paolo Bassi, Udo Scheffel and Simon Thornton each currently receive €30,000 per annum payable semi-annually in equal instalments. They are also entitled to receive 1,000 Shares each, at or around the time of the Company's annual general meeting in each year, for so long as they remain a director of the Company.

No amounts have been set aside or accrued by the Group to provide pension, retirement or similar benefits for any of the Directors.

Paolo Bassi holds 36,800 Shares and Keith Dorrian holds 3,000 Shares as at the date of this Prospectus.

For information on Wesley R. Edens' and Randal A Nardone's interest in the Company please refer to Section 6 of Part VI of this Prospectus.

PART V

THE OFFER

The Offer

The Company is offering 16,216,216 Offer Shares for subscription pursuant to the Offer at an Offer Price of €37 per Offer Share.

The Offer is being made by means of an offer of Offer Shares to certain institutional and other sophisticated investors outside the United States and in the United States to accredited investors or qualified institutional buyers that in each case are also qualified purchasers. The Offer Shares are not being offered to and are not eligible for investment by any plan that is subject to Title I of ERISA or Section 4975 of the Code and any such plan that buys Offer Shares is subject to restrictions as provided in the Articles of Association and this Prospectus.

Assuming the Over-allotment Option and the Manager's Options are not exercised, the Offer will raise up to approximately €586 million of net proceeds for the Company (after deduction of underwriting commissions and other expenses payable by the Company in connection with the Offer) and will dilute each existing Shareholding prior to the Offer by 35% (so that a 1% Shareholding immediately prior to the Offer would represent a 0.74% shareholding immediately after the Offer). The net asset value of the Company will increase by the amount equal to the net proceeds of the Offer. Until such proceeds begin to be used for the purposes disclosed in this Prospectus, the Directors expect that the Offer will not be accretive to earnings.

For additional information on the options granted to the Manager see "Manager's Fees and Incentive Compensation Manager's Options" in Part IV of this Prospectus.

The Joint Bookrunners determined the categories of institutional or other sophisticated investors that can participate in the Offer, and allocations of Shares under the Offer were determined by the Joint Bookrunners after receipt of indications of interest from prospective investors.

The Offer is fully underwritten, subject to the terms and conditions of the Underwriting Agreement. The Offer will lapse if the Underwriting Agreement is terminated in accordance with its terms prior to Admission of the Offer Shares and any moneys received in respect of the Offer will be returned to applicants without interest.

All Offer Shares issued pursuant to the Offer will be issued, payable in full, in cash at the Offer Price.

Immediately following Admission of the Offer Shares, it is expected that at least 25% of the Company's issued Shares (before exercise of the Manager's Options) will be held in public hands whether or not the Over-allotment Shares are acquired pursuant to the Over-allotment Option.

Allocation and Pricing

All Offer Shares issued pursuant to the Offer will be issued at the Offer Price. The Offer Price and allocation of Offer Shares under the Offer will be determined by the Joint Bookrunners in consultation with the Company having regard to the outcome of the bookbuilding process.

Amongst the factors which were considered in determining the Offer Price were prevailing market conditions, the closing price of the Shares on the dealing day prior to pricing and the demand for Offer Shares in the bookbuilding.

Underwriting

Details of the Underwriting Agreement between the Company, the Directors, the Manager, the Listing Agents and the Underwriters named therein are set out in Part VI of this Prospectus.

Dealings

The Offer is subject to the satisfaction of the conditions set out in the Underwriting Agreement. These conditions include the absence of any breach of representation or warranty in the Underwriting Agreement and Admission of the Offer Shares occurring by 8.00 a.m. (Dutch Time) on 8 December 2006.

Application has been made for the Offer Shares to be issued pursuant to the Offer to be admitted to listing and trading on Eurolist by Euronext Amsterdam. It is expected that Admission of the Offer Shares will

become effective and that dealings in the Offer Shares will commence on 6 December 2006 and that delivery will take place on the Settlement Date through the facilities of Crest UK in accordance with its normal settlement procedures applicable to equity securities and against payment for the Offer Shares in immediately available funds. If closing of the Offer does not take place on the Settlement Date or at all, the Offer will be withdrawn, all orders for the Offer Shares will be disregarded, any allotments made will be deemed not to have been made, any payments made will be returned without interest or other compensation and all transactions in Offer Shares on Eurolist by Euronext Amsterdam will be cancelled. All dealings in the Offer Shares prior to the Settlement Date are at the sole risk of the parties concerned.

Security Codes

Amsterdam Security Code (*fondscode*): 37115
ISIN: GBOOBOIC5N27

Settlement

Temporary documents of title will not be issued pending the despatch by post of definitive certificates in respect of Offer Shares in certificated form which is expected to take place on 6 December 2006 (or as soon as practicable thereafter). Pending the despatch of such certificates, transfers will be certified against the register.

Crest UK/Euroclear Nederland

The Shares will be in registered form and, subject to the ERISA and Investment Company Act considerations set out in Part VIII of this Prospectus, will be eligible for settlement through CREST UK. Investors may hold Shares either directly in CREST UK or indirectly through Euroclear Nederland participants. Under the Offer, the Offer Shares allocated will be issued to successful applicants directly through CREST UK or indirectly through Euroclear Nederland participants.

The Company will arrange for Anson Registrars Limited to be instructed on 6 December 2006 to credit the appropriate CRESTCo accounts of the subscribers concerned or their nominees with their respective entitlements to Offer Shares. The names of subscribers or their nominees that invest through their CRESTCo account will be entered directly on to the share register of the Company. Investors who hold Shares indirectly in CREST UK through Euroclear Nederland participants may incur higher custody charges for their Shares than if such Shares were held directly in CREST UK. Also, as a result of the Company being incorporated in Guernsey, investors may incur higher transaction or brokerage costs when dealing with Shares. Investors should be aware that Offer Shares delivered in certificated form are likely to incur, on an on-going basis, higher dealing costs than those in respect of Offer Shares held in CRESTCo accounts. Offer Shares initially issued in certificated form may subsequently be deposited into CRESTCo accounts in accordance with normal CREST UK procedures subject to the ERISA and Investment Company Act considerations set out in Part VIII of this Prospectus.

Offer Shares settled through CREST UK are subject to the restrictions on transfer set out in Part VIII of this Prospectus.

Stabilisation and Over-allotment

In connection with the Offer, Deutsche Bank, as stabilising manager, or any of its agents may to the extent permitted by applicable law at its discretion over-allot or effect transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail in the open market. Deutsche Bank is not required to enter into such transactions and such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. There can be no assurance that such transactions will be undertaken. If they are undertaken they may be stopped at any time and may only be taken during the period from the date of pricing of the Offer Shares up to and including the date that is 30 days thereafter. Except as required by law, Deutsche Bank does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Offer.

In connection with the Offer, the Company has granted Deutsche Bank on behalf of the Underwriters, an option (the "Over-allotment Option"), pursuant to which Deutsche Bank may require the Company to issue additional Shares of up to 10% of the aggregate number of Offer Shares available in the Offer (before any exercise of the Over-allotment Option) at the Offer Price to cover over-allotments, if any, made in connection with the Offer and to cover short positions resulting from stabilisation transactions. The Over-allotment Option may be exercised, in whole or in part, at any time during the period commencing on the date of the commencement of trading of the Offer Shares on Euronext Amsterdam and lasting for 30 calendar days thereafter.

The Over-allotment Shares made available pursuant to the Over-allotment Option will rank *pari passu* with the Shares, including for all dividends and other distributions declared, made or paid on the Shares after Admission of the Offer Shares and will form a single class for all purposes with all the other Shares.

Lock-up Arrangements

The Company has agreed in the Underwriting Agreement not to issue or sell, without the prior written consent of the Listing Agents and the Joint Bookrunners, any Shares (other than Shares issued pursuant to the Offer, the Over-allotment Option and the Manager's Options) for a period of 90 days from Admission of the Offer Shares.

Costs and Expenses of the Offer

The costs and expenses of the Offer will be borne by the Company. The costs are expected to be approximately €14 million.

Other Services Provided by the Underwriters

Each of the Underwriters and their respective affiliates is actively involved from time to time in providing products and advisory or other services to the Group, the Manager, other members of the Manager's group, other funds managed by the Manager or its affiliates and other issuers with whom the Manager or its affiliates has relationships. From time to time, one or more of the Underwriters and their respective affiliates do or may also engage in other transactions with the Group, the Manager, other members of the Manager's group and other funds managed by the Manager or its affiliates and other issuers with whom the Manager or its affiliates has relationships in the ordinary course of their businesses, including, without limitation, transactions involving the purchase and sale of securities, real estate, loans and other investments, derivative transactions including hedging transactions, valuation services and other transactions (for example, the provision of leverage against investments).

Each of Deutsche Bank, Lehman Brothers and Morgan Stanley or their respective affiliates are lenders to the Group.

Some of the Underwriters and their respective affiliates currently provide advisory and other services to the Group, the Manager, other members of the Manager's group, other funds managed by the Manager or its affiliates and other issuers with whom the Manager or its affiliates has relationships and may continue to do so in the future, although there can be no assurance that they will do so or continue to do so.

Certain of the Underwriters have in the past and each of the Underwriters and/or their respective affiliates may from time to time in the future sell assets to, or acquire assets from, the Group, the Manager other members of the Manager's group, other funds managed by the Manager or its affiliates and other issuers with whom the Manager or its affiliates has relationships.

From time to time, an Underwriter or its affiliate may hold securities of the same issuer as the Group, which securities may be senior to the securities of such issuer held by the Group. Investors should note that one or more of the Underwriters and/or their respective affiliates have acted, may currently act, and may in the future act in various capacities in relation to the issuers of certain securities in which the Group invests or may invest, including as manager, servicer, security trustee, equity holder and/or secured lender to the issuer or affiliates of the issuer of the relevant securities. Each such role confers specific rights to and obligations on the relevant Underwriter and/or its respective affiliate. In carrying out these rights and obligations the interests of the relevant Underwriter and/or its respective affiliate may not be aligned with the interests of a potential investor in the Shares. The Underwriters and/or their respective affiliates in their capacity as lender to certain of the issuers of securities in which the Group invests or its affiliates may hold security interests in various of those issuers' assets, some of which assets may also secure obligations owed to holders of the relevant issuer's securities, which may include the Group.

PART VI

ADDITIONAL INFORMATION

1 Incorporation and Share Capital

The Company is domiciled in Guernsey and was registered on 8 August 2003 under the provisions of the Companies (Guernsey) Law, 1994 (as amended), as a company limited by shares (registered number 41058) under the name of Eurocastle Investment Limited. The base currency of the Company is the euro. The Company was incorporated with, and as at 31 December 2005 it had, an authorised share capital consisting of an unlimited number of Shares of no par value each. On 21 October 2003, the Company issued 118,576,700 Shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004, the Shareholders resolved to consolidate the Shares and:

- to receive one Share in exchange for every ten Shares previously held by them; and
- to adopt new Articles of Association, the material terms of which are summarised below.

At its initial public offering in June 2004, the Company issued 6,600,000 Shares at €12.00 per Share and further issued 6,000 Shares, also at €12.00 per Share, to directors Paulo Bassi and Keith Dorrian. At its annual general meetings in April 2005 and June 2006, the Company issued an additional 6,000 Shares to Paulo Bassi and Keith Dorrian. In its June 2005 offering, the Company issued 5,740,000 Shares at €17.25 per Share. In its January 2006 offering, the Company issued 11,667,000 Shares at €30.00 per Share. In February 2006, pursuant to an agreement signed in December 2005, the Company issued 8,571,429 Shares to the Fortress Funds at €18.00 per Share.

As at the date of this Prospectus, the issued share capital of the Company (all of which is fully paid up) consists of 45,681,245 Shares and Options over 4,559,209 Shares.

There are no provisions of Guernsey law which confer rights of pre-emption upon the issue or sale of any class of Shares in the Company.

Save as disclosed in this Prospectus, no share or loan capital of the Group has been issued or agreed to be issued and no such capital of the Group is proposed to be issued or is under option or agreed conditionally or unconditionally to be put under option.

2 Memorandum

The Memorandum provides that the Company's principal object is to carry on business as an investment company.

The objects of the Company are set out in full in Clause 3 of the Memorandum and include the following: to borrow or raise money; to invest the capital and other moneys of the Company in the purchase of the land; to lend money to any member of the Group; to guarantee, assure or become liable for or to indemnify against any loss, damage or obligation of any person whether or not connected or associated in any manner with the Company; to accept payment for any property right or undertaking sold or disposed of or dealt with by the Company either in cash or in shares or other securities; to issue and deposit any shares or securities which the Company may issue by way of charge, hypothecation, pledge or mortgage to secure any sum less than the nominal amount of such shares or securities; to accumulate capital for any of the purposes of the Company; to pay all or any expenses incurred in connection with formation and promotion of the Company or to contract with any other person to pay the same; to enter into arrangements with any state, government or authority national local or otherwise; to make gifts to any person in such circumstances and whether of cash or other property or rights as may be considered directly or indirectly conducive to any of the Company's objects or otherwise expedient; to subscribe or guarantee money for charitable or benevolent objects; to draw, make, accept, endorse, issue, discount and execute deeds, agreements, arrangements, cheques, promissory notes, bills of exchange and lading warrants, securities, debentures and all other negotiable and transferable instruments or transactions whatsoever; to enter into any joint ventures or arrangements or agreements for sharing profits with any person; to distribute *in specie* among the Members by way of dividend or bonus or on a return of capital any property or rights of the Company or any proceeds of sale; to effect insurances and reinsurances against risks of every description whether of the Company or any other person; to amalgamate with any other company whose objects are or include objects similar to those of the Company; to give financial assistance; to procure the Company to be recognised or registered anywhere and to carry on all or any part

of the Company's business anywhere; to do all such other things as the Company may think incidental to or connected with any of the above objects or conducive to their attainment or otherwise likely in any respect to be advantageous to the Company.

3 Articles of Association

The following is a summary of the principal provisions of the Articles of Association of the Company insofar as they have not been described earlier in this Prospectus.

Capital Structure

Under the Articles, the Directors are given authority to effect the issue of further Shares of the same class and to create new classes of Shares, and have absolute discretion to accept or reject in whole or in part any application for Shares. All Shares of each class will rank *pari passu* unless otherwise provided when the Shares are offered for sale.

Variation of Class Rights and Alteration of Capital

Subject to the provisions of Guernsey law, all or any of the special rights for the time being attached to any class of shares issued may (unless otherwise provided by the terms of issue of the shares of that class or the Articles) from time to time (and notwithstanding that the Company may or may be about to be in liquidation) be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters of the capital committed or agreed to be committed in respect of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as provided in these Articles, but so that the quorum at such meeting (other than an adjourned meeting) shall be two persons holding or representing by proxy at least one-third of the capital committed or agreed to be committed in respect of the issued shares of the class in question.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not (unless otherwise expressly provided by the terms of issue of the shares of that class) be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

Issue of Shares

Subject to the provisions of the Articles, the unissued shares shall be at the disposal of the Board which may allot, grant options over (including, without limitation, by way of granting phantom stock, stock appreciation rights or other similar rights) or otherwise dispose of them to such persons on such terms and conditions and at such times as the Board determines but so that the amount payable on application on each share shall be fixed by the Board. Shares do not carry any rights of pre-emption.

Classes of Shares

The rights attaching to the Shares are as follows:

(a) Voting Rights

Subject to any special rights or restrictions which may be attached to any class of share on a show of hands, every holder of Shares who (being an individual) is present in person or by a proxy shall have one vote and, on a poll, every holder present in person or by a proxy shall have one vote for every Share held.

(b) Dividends

Subject to the Companies (Guernsey) Law 1994 (as amended), and as hereinafter set out, the Directors of the Company may from time to time declare dividends on Shares out of the earnings of the Company available for distribution. Dividends will be paid to Shareholders pro rata to their Shareholdings and no dividend will be declared in excess of the amount recommended by the Directors. The Directors have the right to recommend the payment of dividends in respect of the Company at their discretion, provided that dividends will be payable only to the extent that they are justified by the position of the Company and any surplus derived from the sale or realisation of an

investment held directly by the Company shall not be available for dividends. All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. No dividend shall bear interest against the Company. Any dividend unclaimed after a period of 12 years from the date of declaration thereof will be forfeited and will revert to the Company and the payment by the Directors of any unclaimed dividend or other sum payable on or in respect of a Share into a separate account will not constitute the Company a trustee in respect thereof.

(c) Redemption

The Shares do not carry a right to redemption by Shareholders.

Transfer and Compulsory Transfer of Shares

Subject to any restrictions on transfers described below and in Part VIII of this Prospectus:

(a) Any Shareholder may transfer all or any of his uncertificated shares by means of a relevant system authorised by the Board in such manner provided for, and subject as provided, in any regulations issued for this purpose under the laws applicable to the Company or such as may otherwise from time to time be adopted by the Board on behalf of the Company and the rules of any relevant system and accordingly no provision of the Articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the shares to be transferred.

(b) Any Shareholder may transfer all or any of his certificated shares by an instrument of transfer in any usual form, or in any other form which the Board may approve, signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee.

(c) The Directors shall not be bound to register more than four persons as joint holders of any Share. In addition, the Articles allow the Directors to refuse to consent to a transfer by a Shareholder (a "Defaulting Shareholder") who, having been requested to do so by the Directors, fails to provide certain information regarding the interests of other persons in the Shares held by the Defaulting Shareholder.

The Articles entitle the Directors to require the transfer of Shares by a Defaulting Shareholder.

The Directors may refuse to register a transfer of Shares in the circumstances set out in Part VIII of this Prospectus provided that such discretion may not be exercised in such a way as to prevent dealings in Shares taking place on an open and proper basis.

Directors

(a) Unless otherwise determined by the Board, the number of Directors shall be not less than two nor more than ten.

(b) The Directors shall not be required to hold any qualification shares. At the first annual general meeting and at each annual general meeting thereafter: (1) any Director who was elected or last re-elected a Director at or before the annual general meeting held in the third calendar year before the current year shall retire by rotation; and (2) such further Directors (if any) shall retire by rotation as would bring the number retiring by rotation up to one-third of the number of Directors in office at the date of the notice of the meeting (or, if their number is not a multiple of three, the number nearest to but not greater than one-third).

(c) The Directors (other than alternate Directors) shall be entitled to receive by way of fees for their services as Directors such sum as the Board may from time to time determine provided that the amount paid to any Director by way of fees shall not exceed €100,000 in any financial year, or such higher amount as may be determined from time to time by ordinary resolution of the Company. Any fees payable pursuant to the Articles shall be distinct from and shall not include any salary, remuneration for any executive office or other amounts payable to a Director pursuant to any other provisions of the Articles and shall accrue from day to day. The Directors shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by them in or about the performance of their duties as Directors, including expenses incurred in attending meetings of the Board or any committee of the Board or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company. If by arrangement with the Board, any Director shall perform or render any special duties or services outside his ordinary duties as a Director, he may be paid such reasonable additional remuneration as the Board may determine.

(d) A Director may be a director, managing director, manager or other officer, employee or shareholder of any company in which the Company may be interested, which may be promoted by the Company or with which the Company has entered into any transaction, arrangement or agreement and no such Director shall be accountable to the Company for any remuneration or other benefits received thereby.

(e) A Director who to his knowledge is in any way directly or indirectly interested in a contract or arrangement or proposed contract or arrangement with the Company shall disclose the nature of his interest at a meeting of the Board.

(f) Subject to certain exceptions, a Director may not vote (or be counted in the quorum) in respect of any resolution of the Directors or committee of the Directors concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party and in which he has an interest which (together with any interest of any person connected with him) is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company).

(g) Any Director may act by himself or his firm in a professional capacity for the Company, other than as auditor, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(h) Any Director may continue to be or become a director, managing director, manager or other officer or member of any company promoted by the Company or in which the Company may be interested, and any such Director shall not be accountable to the Company for any remuneration or other benefits received by him as a director, managing director, manager or other officer or member of any such company.

(i) The Directors shall not be subject to a mandatory retirement age.

Borrowing Powers

The Directors may exercise all the powers of the Company to borrow money and hypothecate, mortgage, charge or pledge the assets, property and undertaking of the Company or any part thereof and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Disclosures of Beneficial Interests in Shares

(a) The Directors may serve notice on any Shareholder requiring that Shareholder to disclose to the Company the identity of any person (other than the Shareholder) who has an interest in the Shares held by the Shareholder and the nature of such interest. Any such notice shall require any information in response to such notice to be given within such reasonable time as the Directors may determine.

(b) If any Shareholder is in default in supplying to the Company the information required by the Company within the prescribed period (which is 28 days after service of the notice or 14 days if the shares concerned represent 0.25% or more in nominal value of the issued shares of the relevant class), the Directors in their absolute discretion may serve a direction notice on the Shareholder. The direction notice may direct that in respect of the shares in respect of which the default has occurred (the "Default Shares") and any other shares held by such Shareholder, such Shareholder shall not be entitled to vote in general meetings or class meetings. Where the Default Shares represent at least 0.25% of the Shares for the time being in issue, the direction notice may additionally direct that dividends on such Default Shares will be retained by the Company (without interest), and that no transfer of Default Shares (other than a transfer approved under the Articles) shall be registered until the default is rectified.

Report and Accounts

The annual report and accounts of the Company are made for the 12 month (or such shorter) period ending 31 December in each year. Copies of the annual audited financial statements and the semi-annual unaudited interim reports are made available for inspection at and may be obtained upon request from the registered office of the Company shortly thereafter.

Annual General Meeting

It is intended that the annual general meeting of the Company is normally held in May of each year. The annual general meeting of the Company is held in Guernsey or such other place as may be determined by

the Board of Directors. Notices convening the general meeting in each year will be sent to Shareholders at their registered addresses or given by advertisement not later than 21 days before the date fixed for the meeting. Other general meetings may be convened from time to time by the Directors by sending notices to Shareholders at their registered addresses or by Shareholders requisitioning such meetings in accordance with Guernsey law, and may be held in Guernsey or elsewhere.

Winding Up

The Company may be voluntarily wound up at any time by special resolution. On a winding up, the surplus assets remaining after payment of all creditors, including the repayment of bank borrowings shall be divided amongst Shareholders pro rata, according to the rights attached to the Shares.

Untraceable Shareholders

The Company shall be entitled to sell at the best price reasonably obtainable the shares of a Shareholder or any shares to which a person is entitled by transmission on death or bankruptcy if and provided that:

(a) for a period of 12 years no cheque or warrant sent by the Company through the post in a pre-paid letter addressed to the Shareholder or to the person so entitled to the share at his address in the Register or otherwise the last known address given by the Shareholder or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and no communication has been received by the Company from the Shareholder or the person so entitled provided that in any such period of 12 years the Company has paid at least three dividends whether interim or final;

(b) the Company has at the expiration of the said period of 12 years by advertisement in a newspaper circulating in the area in which the address referred to in sub-paragraph (a) above is located given notice of its intention to sell such shares;

(c) the Company has not during the period of three months after the date of the advertisement and prior to the exercise of the power of sale received any communication from the Shareholder or person so entitled; and

(d) if any part of the share capital of the Company is quoted on any stock exchange, the Company has given notice in writing to the quotations department of such stock exchange of its intention to sell such shares.

4 Dividend Reinvestment Plan

The Directors are considering implementing a dividend reinvestment plan whereby Shareholders may automatically reinvest their dividends in Shares. If such a plan is adopted, details of how to participate would be sent to all Shareholders.

5 Directors' Interests

No Directors have any convictions in relation to fraudulent offences. None of the Directors has been the subject of any official public incrimination or sanction by statutory or regulatory authorities (including designated professional bodies) and none of the Directors has ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer.

Within the past 5 years, none of the Directors has been associated with any bankruptcy, receivership or liquidation while acting in the capacity of a member of an administrative, management or supervisory body or a senior manager.

There are no outstanding loans granted by the Group to Directors, nor are there any guarantees provided by the Group for the benefit of any Director.

No Director is subject to any conflict of interest between his duties to the Group and his private interests or other duties.

Over the five years preceding the date of this Prospectus, the Directors have held the following directorships (apart from their directorships of the Company) and/or partnerships:

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
Keith Dorrian	AB Alternative Strategies PCC Limited AB Asia Pacific Growth Fund Limited AB International Fund PCC Limited Arab Bank Fund Managers (Guernsey) Limited ACUS (Channel Islands) Limited Babcock & Brown Public Partnerships Limited City Road Investment PCC Ltd. Danube Property Fund Limited Eagle & Dominion Euro American Growth Fund Limited Eagle & Dominion Limited ELVEN Investments Limited Guernsey Training Agency Limited HCIF Index Sub Fund Limited Hermes Absolute Return Fund (Guernsey) Limited Hermes Commodities Investment Fund Limited Helios Alternative Strategies Limited HSBC Global Absolute Limited Jade Asia Pacific Fund Inc. Jade (General Partner) Inc K A N Consulting Limited MasterCapital Fund Limited Montier Long Short Equity Fund of Funds Limited Montier Multistrategy Fund of Funds Limited Montier High Alpha Fund of Funds Limited Montier High Alpha Closed End Fund of Funds Limited Montier Multi Strategy Closed End Fund of Funds Limited Montier Asset Management Limited UK Commercial Property Trust Limited	Admiral Fund of Funds Limited Ashmore Management Company (Guernsey) Limited Asset Holder PCC No2 Ltd Boyer Allan Japan Fund Inc. Boyer Allan Management Limited Boyer Allan Pacific Fund Inc. Cardinal Fund of Funds Limited Dalton Capital (Guernsey) Limited Boyer Allan Management Limited Dalton General Partner Limited Delphi Global Fund Limited Finch Management and Marketing Limited Henderson Management Company (Guernsey) Limited HR Properties Limited Management International (Guernsey) Limited Port Fund Managers (Guernsey) Limited The Finch Fund Limited The Finch Innovation Fund Limited The Sherpa Fund Limited Total Return Alternative Strategies Limited
Paolo Bassi	Charta Srl Liguria Assicurazioni Spa Centrale Attività Finanziarie SpA Trace Tracker Innovation Liguria Vita Spa PA Investments S.A. Ialpetroli SpA (Gruppo Sens: Real Estate) Società Italiana Catene Calibrate Regina Spa	Italfondiario IMEC SpA Divina Srl Signet Armorlite MAC Merger Acquisition Company GTP Holding SpA Banca Popolare di Milano Selma Bipiemme Lab-Laboratorio di Impresa Spa Banca Akros SpA Centrobanca Spa Bipiemme Gestioni Sgr Banking Federation of the European Union Fondazione per L'Infanza Ronald McDonald Italia Onlus Navale Assicurazioni Spa Associazione Bancaria Italiana Dexia S.A. Societa Editrice Giornale del Popolo SA Newmed Spa Fondo Interbancario di Tutela del Depositi

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
Wesley R. Edens	3167113 Nova Scotia Company	3020361 Nova Scotia Company
	Aircastle Limited (f/k/a Aircastle Investment Limited)	6027 LLC
	Alterra Healthcare Corporation	Aircastle Advisor LLC
	Auburn	Aircastle (Advisor) International Limited
	BAI Liquidating LLC	Aircastle Investment Holdings Limited
	Bailbo LLC	Aircastle Bermuda Holding Limited
	BC Holdings GP Ltd.	Aircastle Bermuda Holding II Limited
	BlackRock Fortress Liquidating LLC	Aircastle Bermuda Holding III Limited
	Brookdale Living Communities Inc.	Aircastle Bermuda Holding IV Limited
	Brookdale Senior Living Inc.	Aircastle Bermuda Holding V Limited
	Eurocastle Investment Limited	Aircastle Bermuda Holding VI Limited
	FCF UK Limited	Aircastle Bermuda Holding VII Limited
	FCF III UK Limited	Aircastle Bermuda Holding VIII Limited
	FCF UK (A) III Limited	Aircastle Bermuda Holding IX Limited
	FEBC-ALT Holdings Inc.	ABH 10 Limited
	FIC BM LLC	ABH 11 Limited
	FIC GSA Mezzanine Borrower LLC	ABH 12 Limited
	FIC Houston LLC	Aircastle Bermuda Securities Limited
	FIF III CLIF Holding LLC	Alfa Invest Sprl
	FIF III CLI Holding Limited	Ascend Residential Construction Inc.
	FIF III Holmar Ltd.	Ascend Residential Holdings Inc.
	FIF III Holmar A Ltd.	Ascend Residential Mortgage Inc.
	FIF III Holmar B Ltd.	Ascend Residential Properties Inc.
	FIF III Holmar C Ltd.	Austin (Canada) Investment Company
	FIF III Holmar D Ltd.	Austin Holdings Corporation
	FIF III Holmar E Ltd.	BC Holdings (UK) Limited
	FIF III Holmar LLC	Beta Invest Sprl
	FIF III Liberty Holdings LLC	Boxcleaver Acquisition GP Ltd.
	FIF III MIJAC Holdings Limited	Canadian Century Development Corporation
	FIF III MIJAC LLC	Centrum Invest Sprl
	FIF III MJATV Holdings Limited	FBZ Corp.
	FIF III MJATV LLC	FEBC ALT Acquisition Inc.
	FIF III Star LLC	FIC Management Inc.
	FIG HCRS LLC	FIF ML Acquisition LLC
	FIT Aero Iceland Ltd.	FIF III Liberty Acquisition LLC
	FIT Aero Investments Ltd	FIF III Star Holdco Ltd.
	FIT Capital Trading LLC	FIF ML Acquisition LLC
	FIT CCRC LLC	FIF REOC LLC
	FIT CFN Holdings LLC	FIT Alt Prov LLC
	FIT CP GP LLC	FIT HUD Dogwood LLC
	FIT CP Holdings LLC	FIT HUD Ivy LLC
	FIT CP LLC	FIT HUD Northwesterly LLC
	FIT DVI LLC	FIT HUD R-Crest LLC
	FIT FHA Acquisition LLC	FIT HUD Riverside LLC
	FIT GSL LLC	FIT LTC Holdings LLC
	FIT HUD Acquisition LLC	FIT NBA California Christian LLC
	FIT HUD Presidential LLC	FIT NBA Barton Stone LLC
	FIT HUD Renaissance LLC	FIT NBA Lenoir LLC
	FIT Kansas Christian LLC	FIT Outsource LLC
	FIT Mapeley Holdings Ltd.	FIT PINN BL LLC
	FIT Cypress Homes LLC	FIT-ALT SNH Loan LLC
	FIT Cypress Village LLC	Fortress (Canada) Investment Company
	FIT Foxwood Springs LLC	Fortress East State Urban Renewal LLC
	FIT Ramsey LLC	Fortress West State Urban Renewal LLC
	FIT Skyline LLC	Fortress Fund MM Inc.
	FIT Foxwood Springs Homes LLC	Fortress Depositor LLC
	FIT Oklahoma Christian LLC	Fortress GSA Missouri LLC
	FIT Ramsey LLC	Fortress GSA San Diego Properties Holdings LLC
	FIT REN LLC	Fortress IOFP Holdings LLC
	FIT-ALT Investor LLC	Fortress IOFP LLC
	Fortress Brookdale Acquisition LLC	Fortress Residential Holdings LLC
	Fortress Canada Investment Corp.	Fortress Residential Holdings REO LLC
	Fortress Cayman Holdings LLC	Fortress Residential LLC
	Fortress Cayman Partners LLC	Fortress Residential REO LLC
	Fortress CBO Holdings I Inc.	Fortress TA Holdings LLC
	Fortress CBO Investments I Corp	Fortress TA I LLC
	Fortress CBO Investments I, Limited	Fortress TA LLC
	Fortress CDO Advisors LLC	FP Investment LLC
	Fortress CCRC Acquisition LLC	FRIT BPC Acquisition LLC
	Fortress Finance (Belgium) Sprl	FRIT CDC KF Acquisition LLC
	Fortress Fund IV GP Holdings Ltd.	FRIT GC-GM Adrian LLC
	Fortress GSA Aurora L.L.C.	FRIT GC-GM Acquisition LLC
	Fortress GSA Burlington L.L.C.	
	Fortress GSA Callowhill L.L.C.	
	Fortress GSA Concord L.L.C.	

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
Wesley R. Edens *continued*	Fortress GSA E Street L.L.C. Fortress GSA Huntsville L.L.C. Fortress GSA Kansas City LLC Fortress GSA Norfolk L.L.C. Fortress GSA Parfet L.L.C. Fortress GSA Properties Holdings LLC Fortress GSA Properties LLC Fortress GSA Properties SPE, LLC Fortress GSA Providence L.L.C. Fortress GSA Sacramento L.L.C. Fortress GSA San Diego LLC Fortress GSA Securities LLC Fortress GSA Securities SPE, LLC Fortress GSA Suffolk L.L.C. Fortress GSA Mortgage LLC Fortress Houston GP LLC Fortress HQ LLC Fortress Investment Group (UK) Ltd Fortress Investment Group LLC Fortress Investment Group U.L.C. Fortress IOFP 2, LLC Fortress Oldcastle S.L.P. LLC FRIT Capital Trading LLC FRIT PINN LLC GAGACQ Ireland Limited GateHouse Media Holdco Inc (f/k/a Liberty Group Holdco Inc.) GateHouse Media Inc. (f/k/a Liberty Group Publishing Inc.) Global Signal Inc. GMZ Funding LLC GMZ Funding II LLC Harbour Acquisition GP LLC IMPAC Commercial Assets Corporation Ital FT Investment Holdings IV LLC Ital FT Investment Holdings V LLC Ital Investment Holdings I LLC Ital Investment Holdings II LLC Ital Investment Holdings III LLC Ital SP Acquisition GP LLC Ital Tre Investors L.P. Little Creek LIV Holdings LLC Mapeley Columbus Holdings Limited Mapeley Columbus Limited Mapeley Holding Company Limited Mapeley HR Co. Limited Mapeley Limited Mapeley STEPS Holdings Limited Mapeley STEPS Limited Mapeley U.K. Co. Limited Monterrey Belgium S.A. NC Circle Holdings II LLC NC Circle Holdings LLC Newcastle 2005-1 Asset-Backed Note LLC Newcastle CDO Holdings LLC Newcastle CDO I Corp. Newcastle CDO I, Limited Newcastle CDO II Corp. Newcastle CDO II Holdings LLC Newcastle CDO II Limited Newcastle CDO III Corp. Newcastle CDO III Holdings LLC Newcastle CDO III, Limited Newcastle CDO IV Corp. Newcastle CDO IV Holdings LLC Newcastle CDO IV, Limited Newcastle CDO V Corp. Newcastle CDO V Holdings LLC Newcastle CDO V, Limited Newcastle CDO VI Corp. Newcastle CDO VII Corp. Newcastle CDO VI Holdings LLC Newcastle CDO VII Holdings LLC Newcastle CDO VI, Limited Newcastle CDO VII Limited	FRIT GC-GM Albuquerque LLC FRIT GC-GM Dayton LLC FRIT GC-GM Las Vegas LLC FRIT PRT Bridge Acquisition LLC FRIT PRT Lending LLC IEFFE Acquisition S.p.A. Italfondiario SpA IVY TWR LLC GMZ Funding III LLC Mapeley Steps Contractor Limited Melodicum Sprl NCS II LLC Newcastle Investment Holdings Corp. PRT PSA LLC Polytrophys Sprl RECONN, Inc. RESG CN Acquisition LLC Seminole Sprl Univest International (Japan) LLC Univest International LLC

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
Wesley R. Edens *continued*	Newcastle Investment Corp.	
	Newcastle Investment Holdings LLC	
	Newcastle MH I LLC	
	Newcastle Mortgage Securities LLC	
	Newcastle OPCO LLC	
	NIC Airport Corporate Center, LLC	
	NIC Apple Valley I, LLC	
	NIC Apple Valley II, LLC	
	NIC Apple Valley III, LLC	
	NIC BR LLC	
	NIC CNL LLC	
	NIC CR LLC	
	NIC CSR LLC	
	NIC Dayton Towne Center, LLC	
	NIC DBRepo LLC	
	NIC DP LLC	
	NIC GCMRepo LLC	
	NIC GR LLC	
	NIC GS LLC	
	NIC GSE LLC	
	NIC NK LLC	
	NIC TRS Holdings, Inc.	
	NIC 2 River Place LLC	
	NIC 4 River Place LLC	
	NIC WL LLC	
	NIH TRS Holdings, Inc.	
	Portland Acquisition I LLC	
	RESG Acquisition Corp.	
	RESG MIDL Corp.	
	RIC Coinvestment Fund LP	
	SCT Administration Limited	
	Seacastle Inc.	
	Seacastle Management Company Pte. Ltd.	
	Shannon Health Care Realty, Inc.	
	Shannon Health Properties, Inc.	
	Shannon Property Management Inc.	
	SP GP LLC	
	Stelfort III Acquisition Inc.	
	Stelfort III Holding Inc.	
	Stelfort III Holdings (Cayman) Ltd.	
	Titan Energy GP LLC	
	Torre Real Speculative SGR P.A.	
	US Ski	
	Wintergames Acquisition LLC	
	Wintergames Holdings S.a.r.l.	
	Wintergames S.a.r.l.	
	Wintergames Travel L.P.	
	Wintergames Travel GP Ltd.	
	WPRM LLC	
Randal A. Nardone	3167113 Nova Scotia Company	3020361 Nova Scotia Company
	Alterra Healthcare Corporation	6027 LLC
	BAI Liquidating LLC	Aircastle Advisors LLC
	Bailbo LLC	Aircastle Limited
	BC Holdings GP Ltd.	Aircastle (Advisor) International Limited
	BlackRock Fortress Liquidating LLC	Aircastle Investment Holdings Limited
	Boxclever Acquisition GP Ltd.	Aircastle Bermuda Holding Limited
	Brookdale Living Communities, Inc.	Aircastle Bermuda Holding II Limited
	FCF Deutschland GmbH	Aircastle Bermuda Holding III Limited
	FCF UK Limited	Aircastle Bermuda Holding IV Limited
	FCF III UK Limited	Aircastle Bermuda Holding V Limited
	FCF UK (A) III Limited	Aircastle Bermuda Holding VI Limited
	FIC BM LLC	Aircastle Bermuda Holding VII Limited
	FIC GSA Mezzanine Borrower LLC	Aircastle Bermuda Holding VIII Limited
	FIC Houston LLC	Aircastle Bermuda Holding IX Limited
	FIF III CLIF Holding LLC	ABH 10 Limited
	FIF III CLI Holding Limited	ABH 11 Limited
	FIF III Holmar Ltd.	ABH 12 Limited
	FIF III Holmar A Ltd.	Aircastle Bermuda Securities Limited
	FIF III Holmar B Ltd.	Alfa Invest Sprl
	FIF III Holmar C Ltd.	Ascend Residential Holdings Inc.
	FIF III Holmar D Ltd.	Ascend Residential Mortgage Inc.
	FIF III Holmar E Ltd.	Ascend Residential Properties Inc.
	FIF III Holmar LLC	Austin (Canada) Investment Company

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
Randal A. Nardone *continued*	NIC 2 River Place LLC NIC 4 River Place LLC NIH TRS Holdings, Inc. RESG Acquisition Corp. RESG MIDL Corp. SCT Administration Limited Seacastle Inc. Seacastle Management Pte. Ltd. Shannon Health Care Realty, Inc. Shannon Health Properties, Inc. Shannon Property Management Inc. SP GP LLC Stelfort III Acquisition Inc. Stelfort III Holding Inc. Stelfort III Holdings (Cayman) Ltd. Torre Real Speculative SGR P.A. Wintergames Acquisition LLC Wintergames Acquisition ULC Wintergames Holdings S.a.r.l Wintergames S.a.r.l Wintergames Travel L.P. Wintergames Travel GP Ltd. WPRM LLC	
Udo Scheffel	None	Bayerischen Bau und Immobilien GmbHCo. KG.
Simon Thornton	Alternative Solutions Limited Annevilles Nurseries Limited Arlington Limited ASL Holdings Limited Audley Capital Management (Cayman GP) Limited Audley Capital Management Limited Audley European Opportunities Fund Limited Audley European Opportunities Master Fund Limited Chess River UK Equity Fund Limited Colne River Global Bond Fund Dover Limited Ferncliffe Developments Limited Foundation Limited Grange Offices Limited Guernsey Housing Association LBG Lilly Limited Mount Wise Developments Limited PKF (Guernsey) Limited PKF Corporate Finance PKF Trustees Limited Praxis Asset Management Limited Praxis Directors One Limited Praxis Directors Two Limited Praxis Fund Services Limited Praxis Holdings Limited Praxis Nominees Limited Praxis Secretaries Limited Praxis Trustees Limited Shimmering Diamond Limited Spring Private Equity Limited Springfield Holdings Limited St James Limited Thistle Company Walter Property (Jersey) Ltd Walter Property Limited West Street Developments Limited Westpoint (Guernsey) Limited	Cerberex Limited De Bono Limited Gailmore 6 Limited Gardenstore (Guernsey) Limited JAB Holdings Limited JAB Limited Newport Guernsey Limited Taunton Guernsey Limited Unit 10 Limited Vaughan Guernsey Limited Washington Financial (Gsy) Ltd WSM Guernsey Limited

6 Disclosure of Interests and Trading History of Shares

The interests of Directors in the Shares of the Company as at the date of this Prospectus and as they are expected to be immediately following the Offer are as follows:

Name	As at the date of this Prospectus	Following the Offer
Keith Dorrian	3,000	3,000
Paolo Bassi	36,800	36,800
Wesley R. Edens[1]	50,000	50,000
Randal A Nardone	20,000	20,000
Udo Scheffel	0	0
Simon Thornton	0	0

(1) Wesley R. Edens and Randal A Nardone are members of Fortress Principal Investment Holdings II LLC which is the registered holder of 1,005,000 Shares and as a result of this relationship Wesley R. Edens and Randal A. Nardone are interested in the Shares owned by this entity or in some of such Shares.

Except as set out above, none of the Directors, nor any persons connected with the Directors, have an interest in Shares or Options of the Company.

Save as disclosed below, the Directors are not aware of any person who, as at 29 November 2006 (being the latest practicable date prior to the date of this Prospectus), directly or indirectly is interested in 3% or more of the share capital of the Company. The Shares held by each person referred to below carry the same voting rights as all other Shares.

Name	No. of Shares	Percentage of Issued Share Capital Pre-Offer	Percentage of Issued Share Capital Post-Offer[1]
Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.[2]	24,510,839	53.66	39.59
Goldman Sachs Securities (Nominees) Limited	12,293,198	26.91	19.86
Fortress Investment Fund III LP	3,032,757	6.64	4.89
Fortress Investment Fund III (Fund B) LP	2,593,058	5.68	4.18
Drawbridge Special Opportunity Funds On and Off Shore	1,875,662	4.11	3.03
DB Special Opportunities Offshore LLC	1,500,000	3.28	2.42
Private Equity Holding Eurocastle LLC	1,500,000	3.28	2.42

(1) Assuming such Shareholders do not purchase any Shares under the Offer and that there is no exercise of the Over-allotment Option.

(2) Nederlands Centraal Instituut voor Giraal Effectenverkeer is the Dutch central securities depositary (otherwise known as Euroclear Nederland).

The Directors are not aware of any person who, as at the date of this Prospectus, directly or indirectly, jointly or severally, exercises control over the Company and are not aware of any arrangements, the operations of which may at a subsequent date result in a change of control of the Company.

The table below sets out the middle-market prices for the Shares on the first dealing day in each of the six months preceding the date of this Prospectus (and on 30 November 2006), as extracted from Euronext Amsterdam N.V.'s Daily Official List (*Officiële Prijscourant*). It should be noted that trades in these securities were not necessarily transacted on these dealing days and that the figures shown below may therefore represent prices made on earlier trades. It should also be noted that not all trades will have been reported to Euronext Amsterdam.

Middle-market prices for Shares

Date	Price
	(€)
2 May 2006	29.65
1 June 2006	28.50
3 July 2006	28.15
1 August 2006	29.99
1 September 2006	30.80
2 October 2006	29.98
1 November 2006	35.30
30 November 2006	37.72

On 1 October 2006, the Company became subject to the Netherlands Act on the Disclosure of Major Holdings and Equity Interests in Issuing Institutions (*Wet melding zeggenschap en kapitaalbelang in effectenuitgevende instelling*, the "Dutch Disclosure Act"). As of that date, the Company must forthwith notify the AFM if its issued share capital or voting rights changes by 1% or more since the previous notification. Other changes in the Company's capital or voting rights must be notified periodically. The AFM will publish any notification in a public register.

As of 1 November 2006 investors in the Company's shares are required to comply with the notification requirements of the Dutch Disclosure Act. The Dutch Disclosure Act implements several provisions of the Transparency Directive (2004/109/EC).

The most important notification requirements for investors based on the Dutch Disclosure Act are as follows:

(1) any person who directly or indirectly acquires or disposes of a capital interest or voting rights in the Company must forthwith notify the AFM of such capital interest and/or voting rights if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person meets, exceeds or falls below one of the following thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%;

(2) any person whose capital interest or voting rights in the Company reaches, exceeds or falls below a threshold due to a change in the issued capital or in votes that can be cast on the shares of the Company as notified to the AFM by the Company, should notify the AFM within four days aftersuch change has been entered into the register maintained by the AFM.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, *inter alia*, be taken into account: (i) shares directly held (or acquired or disposed of) by any person, (ii) shares held (or acquired or disposed of) by such person's subsidiaries or by a third party for such person's account or by a third party with whom such person has concluded an oral or written voting agreement, (iii) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights against a payment, and (iv) shares which such person (directly or indirectly) or third party referred to above, may acquire pursuant to any option or other right to acquire shares. Special rules apply to the attribution of shares which are part of the property of a partnership or other community of property. A holder of a limited right in respect of shares can also be subject to the reporting obligations, if such person has, or can acquire, the right to vote the shares.

Non-compliance with the obligations of the Dutch Disclosure Act is an economic offence and may lead to criminal prosecution. The AFM may impose administrative penalties or a cease-and-desist order under penalty for non-compliance. In addition, a civil court can impose measures against any person who fails to notify or incorrectly notifies the AFM of matters required to be correctly notified under the Dutch Disclosure Act. The measures that the civil court may impose include:

(1) an order requiring the person violating the Dutch Disclosure Act to make appropriate disclosure;

(2) suspension of voting rights in respect of such person's shares for a period of up to three years as determined by the court;

(3) voiding a resolution adopted by the General Meeting of Shareholders, if the court determines that the resolution would not have been adopted but for the exercise of the voting rights of the person who is obliged to notify, or suspension of a resolution until the court makes a decision about such voiding: and

(4) an order to the person violating the Dutch Disclosure Act to refrain, during a period of up to five years as determined by the court, from acquiring shares and/or voting rights in shares in the Company.

7 Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) are contracts which have been entered into by any member of the Group in the two years immediately prior to the date of this Prospectus, and which are or may be material or are contracts entered into by any member of the Group which contain any provisions under which any member of the Group has any obligation or entitlement which is or may be material to the Group at the date of this Prospectus:

7.1 Management Agreement

The Company is party to an amended and restated Management Agreement with the Manager, dated as of 23 June 2004, pursuant to which the Manager provides for the day-to-day management of the Group's operations.

The Management Agreement provides that if the Manager acts as investment manager of any SPV, the Manager will be required to procure that the investment policy of the SPV conforms with the investment policies and guidelines of the Group.

The Company has agreed to indemnify the Manager and its affiliates and their members, managers, officers, directors, and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of such party not constituting bad faith, wilful misconduct, gross negligence, or reckless disregard of the Manager's duties, performed in good faith under the Management Agreement. The Manager has agreed to indemnify the Company, the Company's Shareholders, Directors, officers and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of the Manager and its affiliates and their members, managers, officers, directors and employees constituting bad faith, wilful misconduct, gross negligence or reckless disregard of the Manager's duties under the Management Agreement. The Manager carries errors and omissions and other customary insurance.

The Management Agreement generally does not limit or restrict the Manager from engaging in any business or managing any other vehicle that invests generally in Investments falling within the Company's investment objectives. However, the terms of the Management Agreement prohibit the Manager and any entity controlled by or under common control with the Manager from raising or sponsoring any new investment fund, company or other pooled vehicle (that raises equity capital from outside sources) whose investment policies, guidelines or plan targets as its primary investment category investments in credit sensitive European real estate related securities it being understood that no such fund, company or pooled investment vehicle shall be prohibited from investing in credit sensitive European real estate related securities other than as its primary investment category. See Part IV of this Prospectus for a summary of the fees and incentive compensation payable to the Manager under the Management Agreement.

The Management Agreement shall be in effect until the date which is ten years from 13 August 2003, subject to automatic renewal and on such date and on each three year anniversary of such date shall be deemed renewed automatically for an additional three year period unless the holders of a simple majority of Shares by vote taken at a meeting duly held for such purpose agree that there has been unsatisfactory performance that is materially detrimental to the Company. The Manager will be provided with 60 days' prior notice of any such termination and will be paid a termination fee described in Part IV of this Prospectus. The Company may terminate the Management Agreement effective upon 60 days' notice, without payment of any termination fee, in the event of fraud, misappropriation of funds, gross negligence or wilful violation by the Manager. The Manager may terminate the Management Agreement upon 60 days' notice in the event that the

Company defaults in the performance or observance of any material term, condition or covenant under the Management Agreement (taking into account any applicable grace period) and on each anniversary of the commencement of the Management Agreement. Upon any termination of the Management Agreement by either party for any reason, the Company shall be entitled to purchase the Manager's right to receive incentive compensation from the Manager for a cash purchase price equal to its fair market value (as determined by independent appraisal to be conducted by an appraisal firm recognised in the United States and mutually agreed upon by the Company and the Manager). If the Company does not elect to so purchase the Manager's right to receive incentive compensation, the Manager will have the right to require the Company to purchase the same at the price described above. Otherwise the Company will be required to continue to pay the incentive compensation to the Manager following termination of the Management Agreement, which payments could continue for an indefinite period of time.

The Manager may at any time assign or delegate certain duties under the Management Agreement to any affiliate of the Manager provided that certain officers of the Manager also jointly manage and supervise the day-to-day business and operations of such affiliate and provided, further, that the Manager shall be fully responsible to the Company for all errors or omissions of such assignee.

The Management Agreement is governed by the law of the State of New York.

7.2 Administration Agreement

The Company is party to an Administration Agreement with International Administration (Guernsey) Limited ("IAG") dated 30 September 2005, pursuant to which IAG provides for the day-to-day administration of the Company, including, among other things, maintenance of accounts monitoring adherence with applicable laws, maintaining bank accounts, preparation of annual tax exempt application in Guernsey and provision of a company secretary.

Provided that IAG acts at all times with due care, IAG shall not, in the absence of negligence, breach of the Administration Agreement, fraud, or wilful default be liable for any loss or damage suffered by the Company or otherwise arising directly or indirectly as the result of, or in the course of, the proper discharge by IAG or its servants, agents or delegates of its duties under the Administration Agreement or in connection with the services rendered by it under the Administration Agreement.

IAG shall not, be liable for any loss or damage suffered by the Company, if IAG has acted in good faith and with due care upon any instruction or communication believed by IAG to be genuine otherwise than as a result of some act of negligence, breach of the Administration Agreement, fraud or wilful default on the part of IAG.

Subject to IAG's duty to mitigate, the Company has agreed to indemnify IAG from and against all actions, proceedings, claims and demands (including costs, expenses incidental thereto (other than those resulting from the negligence breach of the Administration Agreement, fraud or wilful default on the part of IAG) which may be made against, suffered or incurred by IAG in performing its obligations or duties under the Administration Agreement.

References to IAG include references to the officers, servants, agents and delegates of IAG.

The Administration Agreement provides that the appointment of IAG will continue unless and until terminated by either party giving to the other not less than 90 days' written notice although in certain circumstances the agreement may be terminated forthwith by notice in writing by either party to the other in the event of a material breach of the Administration Agreement, or the insolvency of the other party.

See Part IV of this Prospectus for a summary of the fees payable to IAG for the performance of its duties under the Administration Agreement.

The Administration Agreement is governed by the laws of Guernsey.

7.3 Registrar Agreement

The Company is party to a Registrar Agreement with Anson Registrars Limited dated 20 November 2006, pursuant to which Anson Registrars Limited will act as registrar of the Company, and, amongst other things, will have responsibility for the transfer of shares, maintenance of the share register and acting as transfer and paying agent.

The Registrar shall not, in the absence of fraud, negligence or wilful default or breach by it of the terms of the Registrar Agreement be liable to the Company for any loss or damage suffered by the Company arising directly or indirectly out of anything done or omitted by the Registrar in good faith in accordance with the terms of the Registrar Agreement.

The Registrar shall not, in the absence of fraud, negligence or wilful default or breach by it of the terms of the Registrar Agreement be liable to the Company for any loss sustained by the Company or in any of the assets of the Company as a result of loss, delay, misdelivery or error in transmission of any email, cable, telex, telefax or telegraphic communication or if any document be proved to be forged or otherwise defective or erroneous.

The Company shall indemnify and hold harmless the Registrar against all claims and demands which may be made against the Registrar in respect of any loss or damage sustained or suffered or alleged to have been sustained or suffered by any third party as a result of or in consequence of the performance or non-performance by the Registrar of its obligations under the Registrar Agreement otherwise than by reason of fraud, negligence or wilful default or the breach by the Registrar of the terms of the Registrar Agreement.

The Registrar Agreement provides that the appointment of Anson Registrars Limited will continue unless and until terminated by either party giving to the other not less than 90 days' written notice, provided that such notice will not be effective within six months of the date of the Registrar Agreement. In certain circumstances, the Registrar Agreement may be terminated forthwith by notice in writing by either party to the other based on certain breaches of the Agreement, or the insolvency of either.

In any event the Registrar may cease to provide any services pursuant to the Registrar Agreement if any of its fees become overdue by more than 28 days until such overdue fees are paid in full.

Anson Registrars Limited is entitled to a minimum annual fee of £4,400 for the performance of its duties under the Registrar Agreement. Anson Registrars Limited is entitled to additional fees in respect of the performance of tasks including transfers and dividend payments.

The Registrar Agreement is governed by the laws of Guernsey.

7.4 United Kingdom Transfer Agent Agreement

The Company is party to a UK Transfer Agent Agreement with Anson Registrars Limited and Anson Administration (UK) Limited (the "UK Transfer Agent") dated 20 November 2006, pursuant to which the UK Transfer Agent will act as the transfer agent of Anson Registrars Limited in the United Kingdom, providing services to Anson Registrars Limited and the Company including the processing of transfer deeds.

The Company agrees that the UK Transfer Agent shall be under no liability whatsoever to it for any loss, damage or expense of any nature, however arising, suffered or incurred by the Company or by another person as a result of any act or omission connected with or arising out of the performance of any services under the UK Transfer Agent Agreement, unless such loss, damage or expense arose as a result of negligence, fraud, wilful misconduct or wilful default or breach of the UK Transfer Agent, its employees, agents or sub-contractors.

Anson Administration (UK) Limited shall not, in the absence of fraud, negligence, wilful misconduct or wilful default or breach by it of the terms of this Agreement be liable to the Company for any loss sustained by the Company or in any of the assets of the Company as a result of loss, delay, misdelivery or error in transmission of any email, cable, telex, telefax or telegraphic communication or if any document be proved to be forged or otherwise defective or erroneous.

The Company undertakes to indemnify the UK Transfer Agent and its employees, agents and sub-contractors against all actions, proceedings, costs, claims, demands and liabilities which may be brought against or incurred or suffered (either directly or indirectly) by them arising out of or in connection with the performance of the services under the UK Transfer Agent Agreement (other than those resulting from negligence, fraud, wilful misconduct or wilful default or breach of the UK Transfer Agent, its employees, agents or sub-contractors).

The UK Transfer Agent Agreement provides that the appointment of the UK Transfer Agent will continue unless and until terminated by either the Company or Anson Registrars Limited giving to the UK Transfer Agent, or the UK Transfer Agent giving to Anson Registrars Limited, not less

than 90 days' written notice, provided that such notice will not be effective within six months of the date of the UK Transfer Agent Agreement. In certain circumstances, the UK Transfer Agent Agreement may be terminated forthwith by notice in writing by a party to the other parties based on certain breaches of the Agreement or the insolvency of a party.

In any event, the UK Transfer Agent may either terminate its appointment or suspend performance of services by notice in writing to Anson Registrars Limited if Anson Registrars Limited fails to pay any sum due within 28 days of the UK Transfer Agent giving written notice to Anson Registrars Limited.

The UK Transfer Agent will receive from Anson Registrars Limited remuneration as shall be agreed separately between the UK Transfer Agent and Anson Registrars Limited from time to time. The Company is not liable to pay the UK Transfer Agent any remuneration under the UK Transfer Agent Agreement.

The UK Transfer Agent Agreement is governed by English Law.

7.5 Option Agreements

A summary of the six option agreements with Fortress Investment Group LLC (the "Option Agreements") is set out in Part IV of this Prospectus. The Option Agreements are governed by Guernsey law.

7.6 CDO I Portfolio Management Agreement

The Manager is a party to the CDO I Portfolio Management Agreement with Eurocastle CDO I dated 8 June 2004 pursuant to which the Manager has agreed (subject to the terms of the trust deed) to supervise, monitor and direct the investment and reinvestment of the collateral of Eurocastle CDO I in accordance with its standards, policies and procedures. The Manager will, amongst other things, select Investments falling within Eurocastle CDO I's investment objectives to be acquired, retained, sold or otherwise disposed of, waive any default or vote to accelerate the maturity of a defaulted obligation. Under the CDO I Portfolio Management Agreement, the Manager has also agreed to perform, on behalf of the Eurocastle CDO I, certain administrative services. The Manager is entitled to an annual fee of €1,000.

The Manager and its delegates are excluded from any liability to Eurocastle CDO I in the absence of any acts or omissions constituting bad faith, wilful misconduct or negligence in the performance of, or reckless disregard with respect to, its obligations under the CDO I Portfolio Management Agreement. The CDO I Portfolio Management Agreement also contains provisions whereby Eurocastle CDO I has agreed to indemnify the Manager and its delegates from and against all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever incurred by the Manager in the performance of its duties and obligations (except such as shall be finally judicially determined to have arisen from bad faith, wilful misconduct, negligence or reckless disregard by the Manager or its delegates in the performance or non-performance of its duties and obligations). The Manager may be removed (i) without cause upon 90 days' written notice by the Trustee, as directed by holders of at least 75% in aggregate principal amount outstanding of each class of the notes, or (ii) with cause upon 30 days' prior written notice by the Trustee, acting upon the direction of the holders of at least 66⅔% in aggregate principal amount outstanding of each class of notes (excluding notes owned by the Manager, any affiliate thereof or any fund managed by the Manager). The Manager may resign upon 30 days' written notice to Eurocastle CDO I or upon ten days' written notice with cause. No termination or resignation shall be effective until a replacement portfolio manager is appointed.

The CDO I Portfolio Management Agreement is governed by English law.

7.7 CDO II Portfolio Management Agreement

The Manager is a party to the CDO II Portfolio Management Agreement with Eurocastle CDO II dated 5 May 2005. The terms of the CDO II Portfolio Management Agreement are the same in all material respects as those of the CDO I Portfolio Management Agreement except in relation to termination rights.

The Manager may be removed without cause upon 90 days' written notice by the Trustee, as directed by holders of at least 75% in aggregate principal amount outstanding of each class of the notes. The Manager may be removed, in certain circumstances, with cause upon 30 days' prior written notice by the Trustee, acting upon the direction of the holders of at least 66⅔% in aggregate principal amount outstanding of each class of notes (excluding notes owned by the

Manager, any affiliate thereof or any fund managed by the Manager). The Manager may also be removed, in certain other limited circumstances, with cause upon 30 days' prior written notice by the Trustee, acting upon the direction of the holders of at least 66⅔% in aggregate principal amount outstanding of the "controlling class" (as defined in the CDO II Portfolio Management Agreement) of notes in issue at the time (excluding notes owned by the Manager, any affiliate thereof or any fund managed by the Manager). The Manager may resign upon 30 days' written notice to Eurocastle CDO II or upon ten days' written notice with cause. No termination or resignation shall be effective until a replacement portfolio manager is appointed.

The CDO II Portfolio Management Agreement is governed by English law.

7.8 CDO III Portfolio Management Agreement

The Manager is a party to the CDO III Portfolio Management Agreement with Eurocastle CDO III dated 28 April 2005. The terms of the CDO III Portfolio Management Agreement are the same in all material respects as those of the CDO I Portfolio Management Agreement except in relation to termination rights.

The Manager may be removed without cause upon 90 days' written notice by the Trustee, as directed by holders of at least 75% in aggregate principal amount outstanding of each class of the notes. The Manager may be removed, in certain circumstances, with cause upon 30 days' prior written notice by the Trustee, acting upon the direction of the holders of at least 66⅔% in aggregate principal amount outstanding of each class of notes (excluding notes owned by the Manager, any affiliate thereof or any fund managed by the Manager). The Manager may also be removed, in certain other limited circumstances, with cause upon 30 days' prior written notice by the Trustee, acting upon the direction of the holders of at least 66⅔% in aggregate principal amount outstanding of the "controlling class" (as defined in the CDO III Portfolio Management Agreement) of notes in issue at the time (excluding notes owned by the Manager, any affiliate thereof or any fund managed by the Manager). The Manager may resign upon 30 days' written notice to Eurocastle CDO III or upon ten days' written notice with cause. No termination or resignation shall be effective until a replacement portfolio manager is appointed.

The CDO III Portfolio Management Agreement is governed by English law.

7.9 CDO IV Portfolio Management Agreement

The Manager is party to the CDO IV Portfolio Management Agreement with Eurocastle CDO IV dated 14 July 2005. Under this agreement, the Manager has agreed to manage the assets of Eurocastle CDO IV (including negotiating and executing documents on behalf of Eurocastle CDO IV in connection with acquisition, sale or hedging of any investments) and to be responsible for certain day-to-day operations of Eurocastle CDO IV. Eurocastle CDO IV will pay the Manager an annual fee of €1,000.

The CDO IV Portfolio Management Agreement may be terminated by Eurocastle CDO IV or Eurocastle Investment Limited upon sixty (60) days prior written notice in the event of any act of fraud or misappropriation of funds by the Manager in its corporate capacity under the CDO IV Portfolio Management Agreement or in the event of any gross negligence on the part of the Manager in the performance of its duties under, or wilful violation of, the CDO IV Portfolio Management Agreement. The Manager may resign its appointment upon sixty (60) days prior written notice.

The Manager may assign its obligations under the CDO IV Portfolio Management Agreement to any of its affiliates.

The Manager assumes no obligation or responsibility under the CDO IV Portfolio Management Agreement or otherwise to any person other than Eurocastle CDO IV. With respect to Eurocastle CDO IV, the Manager assumes no obligation or responsibility other than to render the services required to be rendered by the Manager under the CDO IV Portfolio Management Agreement, as expressly provided therein, in good faith. The Manager and its affiliates will not be liable to Eurocastle CDO IV or any other person for any loss incurred by any such person that arise out of, in relation to or in connection with any act or omission in the performance by the Manager of its functions under, or in connection with, the CDO IV Portfolio Management Agreement, except for any liability to Eurocastle CDO IV in respect of any direct losses incurred by Eurocastle CDO IV as a result of the Manager's own acts or omissions constituting wilful misconduct or gross

negligence in the performance of its duties. Eurocastle CDO IV undertook to indemnify the Manager for any loss caused by, or arising out of or in connection with any of the transactions contemplated in the CDO IV Portfolio Management Agreement, except that such loss results from the Manager's gross negligence or wilful misconduct.

The CDO IV Portfolio Management Agreement is governed by English law.

7.10 Funding Management Agreement

The Company and the Manager are parties to the Funding Management Agreement with Eurocastle Funding Limited, dated as of 23 June 2004, pursuant to which the Manager provides for the day-to- day management of Eurocastle Funding's operations, subject to the investment policies and guidelines of the Company.

Eurocastle Funding is an SPV established in Ireland. It holds all securities acquired through Short-term repurchase agreements and also, as at the date of this Prospectus, two real estate related loans.

Eurocastle Funding has agreed to indemnify the Manager and its affiliates and their members, managers, directors, officers and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of the Manager not constituting bad faith, wilful misconduct, gross negligence, or reckless disregard of the Manager's duties under the Funding Management Agreement. The Manager has agreed to indemnify Eurocastle Funding, Eurocastle Funding's Shareholders, directors, officers and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of the Manager and its affiliates and their members, directors, managers, officers and employees constituting bad faith, wilful misconduct, gross negligence or reckless disregard of the Manager's duties under the Funding Management Agreement. The Manager carries errors and omissions and other customary insurance.

Eurocastle Funding and the Company may terminate the Funding Management Agreement on 60 days' written notice, without payment of any amounts by way of compensation, in the event of fraud, misappropriation of funds, or gross negligence by the Manager. The Manager may terminate the Funding Management Agreement upon 60 days notice.

The Manager shall receive an annual management fee of €1,000 for the performance of services pursuant to the Funding Management Agreement.

The Funding Management Agreement is governed by English law.

7.11 Listing Agreement

The Company has entered into a listing agreement with Morgan Stanley and Euronext Amsterdam dated 15 December 2005. Under this agreement the Company has agreed to:

(i) comply with the rules that apply to companies whose shares have been admitted to listing on Eurolist by Euronext Amsterdam (the "Euronext Rules");

(ii) pay the fees stipulated in the Euronext Rules governing handling, admission and annual listing charges; and

(iii) make available to the public its annual report and accounts and half yearly report.

The Listing Agreement is governed by Netherlands law.

7.12 Revolving Credit Facility Agreement

The Company currently has in place a revolving €300 million credit facility with Deutsche Bank, London as a means of securing access to temporary working capital. The facility is (i) secured under a security deed dated 17 May 2006 over receivables flowing to the Company from Eurocastle CDO I, Eurocastle CDO II, Eurocastle CDO III, and any future credit agreement or debt securities of the Company (the "Security Deed") and with security assignments of the Company's rights under the Funding Management Agreement and the Management Agreement and of its rights under the loans and notes it has made and issued to certain of its subsidiaries and (ii) pursuant to Luxembourg law governed pledge agreements dated 17 May 2006 (the "Luxembourg

Pledges") over the shares in, and notes issued by Undercroft S.á r.l. which is a recently established Luxembourg funding vehicle of the Company. The facility contains a number of financial covenants including maximum leverage ratio (calculated separately and cumulatively by reference to the Company's direct real estate assets and other debt and equity investments) and a minimum interest cover ratio. The interest rate on drawn amounts is currently Euribor + 1.5% per annum, while on undrawn amounts the commitment fee is 0.4% per annum.

The facility contains a negative pledge provision whereby, other than pursuant to the Security Deed and the Luxembourg Pledges, the Company shall not create any security over any of its assets. Furthermore, the Company has agreed not to sell, transfer or dispose of any of its assets and receivables, nor enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts or enter into any other preferential arrangement having a similar effect.

There is a cross default provision under the facility which operates if (i) any financial indebtedness of the Company or any of its consolidated subsidiaries is not paid when due (or within an applicable grace period) or is declared to be or becomes due prior to its maturity; (ii) in the case of a consolidated subsidiary that has issued publicly rated debt securities, if the trustee of such securities has given notice to the relevant consolidated subsidiary that such debt securities are to be immediately due and payable following the occurrence of an event of default; or (iii) if a counterparty to any agreement to which the Company or any of its consolidated subsidiaries is a party becomes entitled to terminate such agreement following the occurrence of a default on the part of the Company or such consolidated subsidiary.

The revolving credit facility was initially made to the Company in December 2004 for a total amount of €35 million. In May 2005, the facility size was increased to €50 million followed by a further increase to €150 million in May 2006. In October 2006, the facility was further increased to €300 million until 28 February 2007 at which point it will be reduced to €250 million until maturity in October 2007.

7.13 Paying Agent Agreement

The Company has entered into a paying agent agreement dated 14 December 2005 with ABN AMRO Bank N.V. Under this Agreement the Paying Agent agrees to make available all the necessary facilities and information to enable Shareholders in the Netherlands to exercise their rights and perform such duties commonly performed by a paying agent or required by the applicable rules and regulations of Euronext Amsterdam. The Company provides an indemnity to the Paying Agent in respect of any loss it may incur in the performance of its duties without bad faith, negligence or wilful misconduct. The Company shall pay a fee of €250 per payment plus any costs incurred by the Paying Agent in carrying out its duties to the Company.

7.14 Underwriting Agreement

The Underwriting Agreement was entered into on 1 December 2006 between the Company, the Manager, the Directors, the Listing Agents and the Joint Bookrunners and contains *inter alia*, the following provisions:

(a) the Company confirmed the appointment of Deutsche Bank, Goldman Sachs, Lehman Brothers and Morgan Stanley as Listing Agents in connection with the proposed Admission of the Offer Shares to Eurolist by Euronext Amsterdam and the agreement sets out their duties as Listing Agents and the Company's obligations to them in their capacity as Listing Agents;

(b) the Company confirmed the appointment of Deutsche Bank, Goldman Sachs, Lehman Brothers and Morgan Stanley as Joint Brookrunners in relation to the Offer;

(c) the Company has agreed, subject to certain conditions, to issue Shares at the Offer Price;

(d) the Underwriters have agreed, subject to certain conditions, on a several basis to procure subscribers for or, failing which, to subscribe themselves, all of the Offer Shares at the Offer Price;

(e) the Company has, subject to certain conditions, undertaken to Deutsche Bank as stabilising manager, that on the relevant Over-allotment closing date, it will allot and issue, in accordance

with the terms and conditions of the Offer, such number of additional Offer Shares which is notified in writing to the Company by Deutsche Bank at any time up to 30 days after pricing of the Offer Shares provided that the aggregate number of notified Shares shall not exceed 10% of the aggregate number of Shares available in the Offer (the "Over-allotment Option"). The Over-allotment Shares shall be allotted and issued fully paid up in cash, free from all encumbrances and shall be identical to all other Offer Shares. The undertaking has been provided for the sole purpose of enabling the stabilising manager to satisfy its obligations in respect of over-allocations, if any, made in connection with the Offer and to cover short positions resulting from stabilising transactions. Save as required by applicable law or regulation, Deutsche Bank does not intend to disclose the extent of any over-allotments made and/or stabilisation transactions;

(f) the Company has agreed to pay to the Underwriters a commission of 2% of the amount equal to the Offer Price multiplied by the aggregate number of Offer Shares which the Underwriters have agreed to procure subscribers for, or failing which to subscribe, pursuant to the terms of the Underwriting Agreement and, in addition, the Company has agreed to pay to the stabilising manager (on behalf of the Underwriters) a commission of 2% of the amount equal to the Offer Price multiplied by the number of Over-allotment Shares to be issued by the Company in accordance with the Over-allotment Option. All commissions will be paid together with any value added tax chargeable thereon;

(g) the obligations of the Company to issue Offer Shares and the obligations of the Underwriters to procure subscribers for or, failing which, themselves to subscribe for Offer Shares are subject to certain conditions including, amongst others, that Admission occurs by not later than 8.00 a.m. on 8 December 2006 or such later time and/or date (not later than 15 December 2006) as the Company may agree with the Listing Agents, and the Joint Bookrunners. In certain circumstances, the Listing Agents and the Joint Bookrunners may terminate the Underwriting Agreement at any time on or before Admission. These circumstances include the occurrence of certain material changes in the condition (financial or otherwise), prospects or earnings of the Company or of companies in the group and certain changes in financial, political or economic conditions (as more fully set out in the Underwriting Agreement);

(h) the Company has agreed to pay any stamp duty and/or stamp duty reserve tax and any other tax, charge or duty and any related costs, fines, penalties or interest arising in respect of the issue of Shares under the Offer and in respect of the issue of Over-allotment Shares, if any, pursuant to the Over-allotment Option;

(i) the Company has undertaken to pay or cause to be paid (together with any related value added tax) all costs, charges, fees and expenses of, in connection with or incidental to, *inter alia*, the Offer, Admission and the arrangements contemplated by the Underwriting Agreement;

(j) the Company has given customary warranties in relation to the business, the accounting records and the legal compliance of the Company and its consolidated subsidiaries and in relation to the contents of this Prospectus and has also given a customary indemnity to each of the Underwriters. The Manager has given customary warranties in relation to itself. Each Director has given customary warranties in relation to the information regarding that Director in this Prospectus; and

(k) the Company has agreed not to issue any Shares (other than Shares issued pursuant to the Offer, the Over-allotment Option and the Manager's Options) for a period of 90 days from Admission (subject to certain exceptions, including where the Joint Bookrunners have given their consent to the issue or sale, as the case may be).

8 General

8.1 There are no governmental, legal or arbitration proceedings, and there are no governmental, legal or arbitration proceedings which are pending or threatened of which the Company is aware, which, during a period covering at least the previous 12 months, may have or have had in the recent past a significant effect on the Company and/or financial position or profitability of the Group.

8.2 The Company will not, to a significant extent, be a dealer in investments.

8.3 The Company does not intend to register under or become subject to the Investment Company Act as an investment company. In order to avoid such registration, it will seek to comply with Section 3(c)(7) of the Investment Company Act, which provides an exclusion from investment company status for investment funds whose securities are sold only to U.S. residents and U.S. Persons who are Qualified Purchasers (as such term is therein defined) and certain other limited categories of persons.

8.4 The Company is subject to the Netherlands Act on the Supervision of Collective Investment Schemes *(Wet toezicht beleggingsinstellingen)*. Under the Netherlands Act on the Supervision of Collective Investment Schemes, an exception applies to the Company to the requirement to obtain a licence from the AFM to act as a collective investment scheme for so long as Guernsey is deemed to have "adequate supervision" of closed-ended funds. By Ministerial Decree of 16 December 2005 in respect of the accreditation of states as referred to in Article 17c of the Netherlands Act on the Supervision of Collective Investment Schemes, as amended by a further Ministerial Decree of 20 February 2006. Guernsey was accredited by the Dutch Minister of Finance *(Minister van Financiën)* to have such adequate supervision. Irrespective of the exception set forth above, the Company remains subject to certain ongoing requirements under the Netherlands Act on the Supervision of Collective Investment Schemes and the rules and regulations promulgated pursuant thereto relating to the disclosure of certain information to investors, including the publication of its financial statements.

8.5 The Company has the following principal subsidiaries, which are directly or indirectly wholly-owned by the Company and consolidated into the annual financial statements of the Company:

Company Name	Proportion of capital held	Principal activity	Registered office
Luxgate S.à r.l	100%	Holding Company	14A Rue des Bains L-1212 Luxembourg, Grand Duchy of Luxembourg
Bastion Lux Participation S.à r.l	100% (indirectly via Luxgate S.à r.l)	Holding Company	14A Rue des Bains L-1212 Luxembourg, Grand Duchy of Luxembourg
Belfry Lux Participation S.à r.l	100% (indirectly via Luxgate S.à r.l)	Holding Company	14A Rue des Bains L-1212 Luxembourg, Grand Duchy of Luxembourg
Truss Lux Participation S.à r.l	100% (indirectly via Luxgate S.à r.l)	Holding Company	14A Rue des Bains L-1212 Luxembourg, Grand Duchy of Luxembourg
Finial S.à r.l	100% (indirectly via Luxgate S.à r.l)	Holding Company	14A Rue des Bains L-1212 Luxembourg, Grand Duchy of Luxembourg
Drive S.à r.l	100% (indirectly via Luxgate S.à r.l)	Holding Company	14A Rue des Bains L-1212 Luxembourg, Grand Duchy of Luxembourg
Turret Lux Participation S.à r.l	100% (indirectly via Luxgate S.à r.l and Marathon S.à r.l)	Holding Company	14A Rue des Bains L-1212 Luxembourg, Grand Duchy of Luxembourg]
Marathon S.à r.l	100%	Holding Company	14A Rue des Bains L-1212 Luxembourg, Grand Duchy of Luxembourg

8.6 Each of Cushman & Wakefield, CB Richard Ellis and DTZ has given and not withdrawn its consent to the inclusion in this Prospectus of the valuation report prepared by it and set out in Part XV of this Prospectus in the form and context in which it is included, and have authorised the contents of its above mentioned report for the purpose of Prospectus Rule 5.5.3. Each of Cushman & Wakefield, CB Richard Ellis and DTZ accepts responsibility for the content of its respective valuation report or reports and to the best of its knowledge, having taken all reasonable care to ensure that the same is the case, the information contained in its valuation report or reports is in accordance with the facts and does not omit anything likely to affect the import of such information.

8.7 The Manager is or may be a promoter of the Company. Save as disclosed herein, no amount or benefit has been paid or given by the Group to the Manager, and, other than expressly disclosed in this Prospectus, none is intended to be given.

8.8 Application has been made for the Offer Shares to be admitted to listing and trading on Eurolist by Euronext Amsterdam.

8.9 No commission will be payable by the Company to financial intermediaries or placees in connection with the Offer.

8.10 There has been no significant change in the financial or trading position of the Group since 30 September 2006, the date to which the interim results set out in Part XIII of this Prospectus were prepared.

8.11 The Company is of the opinion that the Group has sufficient working capital for its present requirements, that is, 12 months from the date of this Prospectus.

8.12 There has been no material change in the value of the Deutsche Bank Portfolio, Bastion Portfolio, Belfry Portfolio, Truss Portfolio, Dresdner Portfolio, Turret Portfolio or Bridge Portfolio since the respective dates of their valuations as described elsewhere in this Prospectus.

8.13 The net asset value of the Group is determined quarterly by the Manager in accordance with IFRS as part of the preparation of the Company's interim and annual financial statements. The Company communicates this valuation in its quarterly earning announcements it makes to the market. The Directors currently only contemplate the publication of the net asset value being suspended in *force majeure* circumstances. If the publication of quarterly results were unduly delayed or cancelled, the Company would make a market announcement.

8.14 The Company complies with the corporate governance requirements provided for under applicable laws and regulations in Guernsey.

8.15 Based on the Company's market capitalisation and net asset value immediately prior to the Offer, the maximum amounts payable in respect of fees over a 12 month period to each of the Manager, the Administrator and the Registrar are as follows:

Manager	€15,712,091
Administrator	€ 263,721
Registrar	€ 17,187

9 Indebtedness and Capitalisation

The indebtedness and capitalisation of the Group as at 30 September 2006 (on an unaudited basis) were as follows:

Group indebtedness and capitalisation	Amount (€'000)
Total current debt (guaranteed and secured)[1]	
Guaranteed and secured	
Bank credit facilities[2],[3]	263,719
Repurchase agreements[2][4]	42,275
	305,994
Total non-current debt[5]	
Secured	
Bonds issued (collateralised debt obligations)	1,208,065
Term bank borrowings	2,327,352
	3,535,417
Shareholders' equity	
Share capital	804,269
Legal reserves	—
Other reserves	15,749
	820,018
Total	4,661,429

There has been no material change to the Group capitalisation since 30 September 2006.

The Group Net Indebtedness as at 31 October 2006 is as follows:

Group Net Indebtedness	Amount €'000
Liquidity	
Cash	22,449
Bank deposits	99,338
Trading securities	0
	121,788
Current Financial Receivable	0
Current Financial Debt	
Current bank debt	331,646
Current portion of non-current debt	1,233
Other current financial debt	0
Current Financial Debt	332,879
Net Current Financial Indebtedness	211,091
Non-current financial indebtedness	
Non current bank loans	2,337,029
Bonds issued	1,212,908
Other non-current loans	0
	3,549,937
Net Financial Indebtedness	3,761,029

Notes:

(1) As at the date of this Prospectus the Group carried current debt which is both guaranteed and secured.

(2) The liabilities benefit from a standard form guarantee from Eurocastle Investment Limited (ranking *pari passu* with all other unsecured creditors of Eurocastle Investment Limited).

(3) The assets secured under the Group's debt liabilities are either assigned or charged to the relevant lender by way of security or transferred to the relevant counterparty under a loan repurchase agreement.

(4) The assets secured under repurchase agreements are ABS.

(5) The Group carries no guaranteed non-current debt.

Discrepancies in the totals in the above tables are due to rounding.

Source: Company's unaudited management accounts

The Group has no indirect or contingent indebtedness.

10 Documents available for Inspection

Copies of the following documents are available for inspection at the registered office of the Company, at the offices of the Manager, and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ during usual business hours (Saturdays, Sundays and public holidays excepted) for a period of 12 months from the date of publication of this Prospectus:

10.1 the Memorandum and Articles of Association of the Company;

10.2 the audited consolidated accounts of the Company for the periods ended 31 December 2003, 31 December 2004 and 31 December 2005 which have been audited by Ernst & Young LLP, which is a member of the Institute of Chartered Accountants of England and Wales and auditor of the Company;

10.3 the unaudited results of the Company for the three month period ended 31 March 2006;

10.4 the unaudited results of the Company for the six month period ended 30 June 2006;

10.5 the unaudited results of the Company for the nine month period ended 30 September 2006;

10.6 this Prospectus; and

10.7 the valuation reports set out in Part XV of this Prospectus.

TAX CONSIDERATIONS

1 General

The comments below are of a general and non-exhaustive nature based on the Directors' understanding of the current revenue law and practice in Guernsey, the UK and the U.S., which are subject to change. The following summary does not therefore constitute legal or tax advice and applies only to persons holding Shares as an investment.

An investment in the Company involves a number of complex tax considerations. Changes in tax legislation in any of the countries in which the Company will have Investments or in Guernsey (or in any other country in which a subsidiary of the Company, through which investments are made, is located), or changes in tax treaties negotiated by those countries, could adversely affect the returns from the Company to investors.

Prospective investors should consult their professional advisers on the potential tax consequences of subscribing for, purchasing, holding, converting or selling Shares under the laws of their country and/or state of citizenship, domicile or residence.

2 Guernsey Taxation

2.1 The Company

The Company qualifies for exemption from liability to income tax in Guernsey and has applied to the States of Guernsey Income Tax Authority for such exemption for the current year. Exemption must be applied for annually and will be granted, subject to the payment of an annual fee which is currently fixed at £600, provided that the Company continues to qualify under the applicable legislation for exemption. It is the intention of the Directors to conduct the affairs of the Company so as to ensure that it continues to qualify. No capital gains or similar taxes are levied in Guernsey on realised or unrealised gains resulting from the Company's investment activities. On 25 November 2002, the Advisory and Finance Committee of the States of Guernsey ("A&F", now replaced by the States of Guernsey Policy Council) announced a proposed framework for a structure of corporate tax reform within an indicative timescale. In the announcement A&F stated that any specific recommendations for change would only be placed before the Guernsey Government after further consultation with local businesses and a review of taxation in other financial centres. The relevant parts of the announcement and recommendations are as follows:

(a) The general rate of income tax paid by Guernsey companies will be reduced to 0% in respect of tax year 2008 and subsequent years.

(b) Certain regulated businesses will pay tax at 10% such as banks. Funds (which term will include the Company) will continue to be taxed at 0%.

(c) Whilst income tax on Guernsey individuals will remain at 20% it has been recommended there would be no value added tax, capital gains tax, inheritance or other wealth taxes.

Document duty in Guernsey is calculated at the rate of 0.5% and is payable on the nominal value of the authorised share capital of the Company up to a maximum amount of duty of £5,000 for each company. In the case of a Guernsey company which is a closed ended investment company with an authorised capital consisting of shares of no par value, such as the Company, the document duty is set at a flat rate of £2,000.

2.2 The Shareholders

Disposal of Shares

Guernsey residents should not be subject to tax on any gains arising on disposal of the Shares.

Taxation of Dividends on Shares

The Company is required to make a return to the Administrator of Income Tax in Guernsey of the names, addresses and shareholdings of Guernsey resident Shareholders. No withholding tax is currently payable in respect of Shareholders.

Stamp Duty and Stamp Duty Reserve Tax

No Guernsey stamp duty will be payable on the issue of the Shares. In the event of the death of a sole holder of Shares, a Guernsey grant of probate or administration may be required in respect of which certain fees will be payable to the Ecclesiastical Registrar in Guernsey.

3 United Kingdom Taxation

3.1 The Group

The Directors intend to conduct the affairs of the Group in such a manner as to minimise, so far as they consider reasonably practicable, taxation suffered by the Group. This will include conducting the affairs of the Group so that the Company does not become resident in the UK for taxation purposes. Accordingly, and provided that the Company does not carry on a trade in the UK (whether or not through a *permanent establishment* situated therein), the Company will not be subject to UK income tax or corporation tax other than on UK source income.

3.2 The Shareholders

(i) Disposal of Shares

The Company is a closed-ended company incorporated in Guernsey and therefore the Company should not as at the date of this Prospectus be a "collective investment scheme" as defined in the Financial Services and Markets Act 2000. Accordingly, the provisions of sections 756A to 764 of the Income and Corporation Taxes Act 1988 (the "Taxes Act") should not apply. For so long as the Company is not a collective investment scheme, any disposal of Shares by a Shareholder may give rise to a chargeable gain for United Kingdom tax purposes.

(a) UK resident Shareholders

A disposal of Shares by a Shareholder who is (at any time in the relevant United Kingdom tax year) resident or, in the case of an individual, ordinarily resident in the United Kingdom for tax purposes may give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation on chargeable gains (including by reference to changes in the sterling/euro exchange rate), depending on the Shareholder's circumstances and subject to any available exemption or relief.

(b) Non-UK resident Shareholders

A Shareholder who is not resident in the United Kingdom for tax purposes but who carries on a trade in the United Kingdom through a branch or agency, or in the case of a company a permanent establishment, may be subject to United Kingdom taxation on chargeable gains on a disposal of Shares which are used in or for the purposes of the trade or used, held or acquired for use for the purposes of the branch, agency or permanent establishment.

A Shareholder who is an individual who has ceased to be resident or ordinarily resident in the United Kingdom for tax purposes for a period of less than five years of assessment and who disposes of Shares during that period may also be liable, on his return to the United Kingdom, to United Kingdom taxation on chargeable gains (subject to any available exemption or relief).

(ii) Income from the Company

According to their personal circumstances, Shareholders resident in the United Kingdom for tax purposes will be liable to income tax or corporation tax in respect of dividend or other income distributions of the Company. Shareholders will receive dividends without deduction of Guernsey income tax. UK resident individual Shareholders will be liable to income tax on the dividends received. No UK tax credit will be attached to dividends received by Shareholders. UK resident corporate Shareholders will be liable to corporation tax on dividends received from the Company.

The income tax charge in respect of dividends for United Kingdom resident individual Shareholders will (depending on the amount of the Shareholder's overall taxable income) be at the dividend ordinary rate of 10% or at the dividend upper rate of 32.5% For this purpose, dividends are treated as the top slice of the individual Shareholder's income. United Kingdom resident Shareholders who are not liable to income tax on their income will not be subject to tax on dividends.

Where investments of the Company are distributed in specie to Shareholders other than by way of dividend, such distributions may represent a part-disposal of Shares for United Kingdom tax purposes.

(iii) Anti-avoidance

The attention of individuals ordinarily resident in the United Kingdom is drawn to the provisions of Sections 739 to 745 of the Taxes Act. These provisions are aimed at preventing the avoidance of income tax by individuals through transactions resulting in the transfer of assets or income to persons (including companies) resident or domiciled abroad and may render them liable to taxation in respect of undistributed income and profits of the Company on an annual basis.

More generally, the attention of Shareholders is also drawn to the provisions of Sections 703 to 709 of the Taxes Act which give powers to HM Revenue and Customs to cancel tax advantages derived from certain transactions in securities.

The Taxes Act also contains (in Chapter IV of Part XVII) provisions which subject certain United Kingdom resident companies to corporation tax on profits of companies not so resident in which they have an interest. The provisions may affect United Kingdom resident companies which are deemed to be interested (together with any connected or associated companies) in at least 25% of the profits of a non-resident company which is controlled by residents of the United Kingdom and which does not distribute substantially all of its income and is resident in a low tax jurisdiction. The legislation is not directed towards the taxation of chargeable gains.

It is anticipated that the shareholdings in the Company will be such as to ensure that the Company would not be a close company if resident in the United Kingdom. If, however, the Company were to be such that it would be close if resident in the United Kingdom, chargeable gains accruing to it may be apportioned to certain United Kingdom resident or, in the case of an individual, ordinarily resident Shareholders who may thereby become chargeable to capital gains tax or corporation tax on chargeable gains on the gains apportioned to them.

(iv) Stamp duty and stamp duty reserve tax

The following comments are intended as a guide to the general stamp duty and stamp duty reserve tax position and do not relate to persons such as market-makers, brokers, dealers or intermediaries or where the Shares are issued to a depositary or clearing system or its nominee or agent. No United Kingdom stamp duty or stamp duty reserve tax will be payable on the issue of the Shares. No United Kingdom stamp duty will be payable on the transfer of the Shares, provided that any instrument of transfer is not executed in the United Kingdom and does not relate to any property situate, or to any matter or thing done or to be done, in the United Kingdom. Provided that the Shares are not registered in any register of the Company kept in the United Kingdom, any agreement to transfer the Shares will not be subject to United Kingdom stamp duty reserve tax.

4 United States Taxation

To ensure compliance with U.S. Treasury Department Circular 230, investors are hereby notified that: (A) any discussion of U.S. federal tax issues in this prospectus is not intended or written by us to be relied upon, and cannot be relied upon, by investors for the purpose of avoiding penalties that may be imposed on investors under the Code; (B) such discussion is included herein by us in connection with the promotion or marketing (within the meaning of Circular 230) by us and the underwriters of the transactions or matters addressed herein; and (C) investors should seek advice based on their particular circumstances from an independent tax advisor.

4.1 General

The following is a summary of certain U.S. federal income tax consequences of acquiring, holding and disposing of the Shares by U.S. Holders, Tax-Exempt Holders and Non-U.S. Holders (all as defined below, and collectively, the "Investors"). This summary is based upon the Code, Treasury regulations promulgated thereunder, judicial authorities, published positions of the Internal Revenue Service (the "IRS") and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This summary does not discuss all of the tax consequences that may be relevant to a particular Investor

based on such Investor's particular circumstances or to certain Investors that are subject to special treatment under U.S. federal income tax laws. This summary is limited to Investors who hold the Shares as capital assets. No rulings have been or will be sought from the IRS regarding any matter discussed in this Prospectus, and counsel to the Company has not rendered any legal opinion regarding any of the tax consequences discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. **Prospective investors are urged to consult their tax advisers to determine the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of the Shares, as well as the effect of tax laws of the jurisdictions of which they are citizens, residents or domiciliaries or in which they conduct business.**

For purposes of this section, a "U.S. Holder" is any beneficial owner of the Shares that is a citizen or individual resident of the United States; a corporation or an entity characterised as a corporation for U.S. federal income tax purposes and which is created or organised in the U.S. or any political subdivision thereof; an estate, the income of which is subject to U.S. federal income tax without regard to its source; or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust was in existence on 20 August 1996 and properly elected to be treated as a U.S. person.

For purposes of this section, a "Non-U.S. Holder" is any beneficial owner of Shares that is (i) an individual that is not a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is not created or organised under the laws of the United States or any political subdivision thereof, or (iii) in the case of a partnership or an entity treated as a partnership for U.S. federal income tax purposes, a partner that is described in (i) or (ii) above.

For purposes of this section, a "Tax-Exempt Holder" is any beneficial owner of Shares, other than a Non-U.S. Holder or a partnership, that is exempt from U.S. federal income taxation under the Code.

If a partnership, including for this purpose any entity treated as a partnership for U.S. federal income tax purposes, is a holder of the Shares, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of such partner and the activities of the partnership.

Prospective investors that are partnerships and partners in such partnership are urged to consult their tax advisers to determine the U.S. federal income tax consequences of acquiring, holding and disposing of the Shares.

4.2 The Company

Taxation as a Corporation

The Company will be treated as a corporation for U.S. federal income tax purposes. Thus, except as described below, the income, gains, losses, deductions and expenses of the Company will not pass through to the Investors, and all distributions by the Company to the Investors will be treated as dividends, returns of capital and/or gains.

United States Trade or Business; Withholding Taxes

It is not expected that the Company and its subsidiaries will be engaged in a U.S. trade or business as determined for U.S. federal income tax purposes, although no assurances can be given in this regard. So long as the Company and its subsidiaries are not engaged in a U.S. trade or business, income and gain earned by the Company and its subsidiaries will not be subject to regular U.S. federal income taxation. If, however, contrary to expectations, the Company or any of its subsidiaries are treated as engaged in a U.S. trade or business, then the Company or its subsidiaries generally would be subject to regular U.S. federal income taxation on any income or gain effectively connected with the United States trade or business (and may also be subject to a 30% U.S. branch profits tax). In such event, the Company's ability to make distributions to its shareholders will be materially and adversely affected.

The Company may be subject to U.S. withholding tax at a rate of 30% on certain types of periodic income derived by the Company from sources inside the United States.

Passive Foreign Investment Company

Generally, a non-U.S. corporation, such as the Company, will be classified as a passive foreign investment company (a "PFIC") during a given year if either (i) 75% or more of its gross income

constitutes "passive income", or (ii) 50% or more of its assets produce "passive income". For these purposes, "passive income" generally includes interest, dividends, annuities and other investment income. Based on the Company's income, assets and activities, the Directors believe that the Company and its subsidiaries have been, and anticipate that they will continue to be classified as PFICs for U.S. federal income tax purposes.

Controlled Foreign Corporation

Generally, a non-U.S. corporation, such as the Company, will be classified as a controlled foreign corporation (a "CFC") if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, are held, directly or indirectly, by "U.S. Shareholders". A U.S. Shareholder, for this purpose, is generally any U.S. Holder that possesses, directly, indirectly or through attribution, 10% or more of the combined voting power of all classes of shares of the corporation. Depending on the ownership of the Shares, it is possible that the Company may be treated as a CFC.

If the Company were classified as a CFC, a U.S. Shareholder of the Company generally would be required to include in gross income (as ordinary income) at the end of each taxable year of the Company an amount equal to the shareholder's pro rata share of the "subpart F income" and certain U.S. source income of the Company. Subpart F income generally includes dividends, interest, gains from the sale of securities, and income from certain transactions with related parties. If the Company were classified as a CFC, it is likely that all or substantially all of its income would constitute subpart F income.

4.3 U.S. Holders

Passive Foreign Investment Company

For any taxable year during which the Company is classified as a PFIC and a U.S. Holder held the Shares, and such holder fails to make either a "QEF election" or a "mark-to-market election" (each as described below) with respect to the Shares effective from the beginning of the U.S. holders' period of ownership in the Shares, the U.S. Holder will be subject to special tax rules on the receipt of an "excess distribution" in respect of the Shares and on gain from the disposition of the Shares. An excess distribution generally is any distribution to the extent such distribution exceeds 125% of the average annual distributions made with respect to the Shares during the preceding three taxable years or shorter period during which the U.S. Holder held the Shares. For purposes of the PFIC rules, (i) a distribution includes any transfer of money or property by the Company in redemption of the Shares if such redemption is treated as a dividend for U.S. federal income tax purposes, and (ii) a disposition includes any transfer of money or property by the Company in redemption of the Shares if such redemption is treated as an exchange for U.S. federal income tax purposes.

Under the PFIC rules, a U.S. Holder is required to allocate any excess distribution received or gain recognised from disposition of the Shares rateably over the U.S. Holder's entire holding period for the Shares. The amount allocated to the taxable year in which the excess distribution is made or the gain is recognised will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest income tax rate, regardless of the rate otherwise applicable to the U.S. Holder. The U.S. Holder will also be liable for an additional tax equal to an interest charge on the tax liability attributable to income allocated to prior years. In computing such tax liability, amounts allocated to prior tax years may not be offset by any net operating losses of the U.S. Holder.

In addition, under the PFIC rules and QEF rules (discussed below), a U.S. Holder will be required to file an annual return on IRS Form 8621 regarding distributions received in respect of, and gain recognised on the dispositions of, the Shares. Moreover, any U.S. Holder who acquires the Shares upon the death of a U.S. Holder would not receive a step-up in the tax basis of the Shares to fair market value of such Shares. Instead, the U.S. Holder beneficiary will have a tax basis in the Shares equal to the decedent's tax basis, if lower. A U.S. Holder may make an election to treat the Company as a "qualified electing fund" ("QEF") in order to avoid the application of the PFIC rules discussed above. If a U.S. Holder makes a timely and valid QEF election with respect to the Company, the U.S. Holder will be required for each taxable year for which the Company is a PFIC to include in income such holder's pro rata share of the Company's (i) ordinary earnings as ordinary income and (ii) net capital gains as long-term capital gain, in each case computed under U.S. federal income tax principles, in some cases even if such earnings or gains have not been distributed. The U.S. Holder will not be required to include any amount in income for any taxable year during which the Company

does not have ordinary earnings or net capital gains. Moreover, the U.S. Holder will not be required to include any amount in income for any taxable year for which the Company is not a PFIC. Furthermore, the denial of a tax basis step-up to fair market value at death described above generally will not apply.

The QEF rules may cause an electing U.S. Holder to recognise income in a taxable year in amounts significantly greater than the distributions received from the Company in such taxable year. In certain cases in which the Company does not distribute all of its earnings in a taxable year, a U.S. Holder may be permitted to elect to defer the payment of some or all of its taxes with respect to the Company's income subject to an interest charge on the deferred amount. The QEF election is made on a shareholder-by-shareholder basis. Thus, any U.S. Holder of Shares can make its own decision regarding whether to make a QEF election. A QEF election applies to all of the Shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

It should be noted that U.S. Holders may not make a QEF election with respect to an option to acquire the Shares, and that certain classes of Investors (for example, consolidated groups and grantor trusts) are subject to special rules regarding the QEF election. The Company intends to provide U.S. Holders with such information as is necessary to enable them to make a QEF election.

Alternatively, to the extent the Shares are treated as "marketable stock" for purposes of the PFIC rules, a U.S. Holder may make an election to mark the Shares to market annually (a "mark-to-market election"). If a U.S. Holder makes a timely and valid mark-to-market election, the U.S. Holder will be required for each taxable year that the Shares are held, and upon the disposition of the Shares, to recognise as ordinary income or loss an amount equal to the difference between the U.S. Holder's tax basis in the Shares and the fair market value of the Shares. Except in the case of a sale or disposition of the Shares, any loss recognised, however, will be allowable only to the extent of net mark-to-market gains included in income by the U.S. Holder under the mark-to-market election in prior taxable years. The U.S. Holder's tax basis in the Shares will be increased by any gains recognised by the U.S. Holder as a result of the mark-to-market election and will be decreased by any losses allowable under the mark-to-market rules.

As with the QEF election, to the extent the Shares are treated as "marketable stock" for purposes of the PFIC rules, the mark-to-market election is made on a shareholder-by-shareholder basis. Thus, any U.S. Holder of Shares can make its own decision regarding whether to make a mark-to-market election. In addition, a mark-to-market election is revocable (except to the extent that the Shares are no longer considered marketable stock) only with the consent of the IRS, and will continue to apply even if the Company is no longer classified as a PFIC.

Based on their income, assets and activities, the Directors believe that the Company's subsidiaries (including CDOs), to the extent they are treated as corporations for U.S. federal income tax purposes, have been and will continue to be PFICs. Under the PFIC rules, a U.S. Holder would be considered to own corporate equity held by the Company based on the value of shares such U.S. Holder owns relative to the value of all outstanding shares of the Company. Accordingly, a U.S. Holder would be subject to similar rules with respect to distributions to the Company by, and dispositions by the Company of, subsidiaries that are PFICs.

Under proposed regulations, a U.S. Holder would be taxable on all distributions with respect to equity of a lower-tier PFIC deemed owned by such U.S. Holder and distributions on such underlying securities could also result in a deemed excess distribution for a U.S. Holder. Any loss from a deemed disposition of an underlying PFIC issuer does not appear to result in a current reduction in income. Further to the extent that the expenses of Company exceed its income from sources other than distributions or dispositions of the securities of the underlying issuers, such expenses cannot be offset against income earned by the Company, and ultimately will reduce gain or increase loss on the ultimate disposition by the U.S. Holder of its shares. As a result, the taxable income recognised from holding shares may differ substantially from and the amount of distributions on the shares within any taxable period. To the extent that income is recognised from a deemed disposition from the securities of the underlying issuers, it should increase a U.S. Holder's tax basis in the shares, resulting in less gain or greater loss on any ultimate disposition of the shares. Therefore, a U.S. Holder could experience a mismatch in both the timing and character of income.

A mark-to-mark election with respect to the Company would not apply to any equity interests in lower-tier PFICs the Company owns. Accordingly, a U.S. Holder that makes a mark-to-market

election with respect to the Company generally will continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by the Company that are treated as equity interests in a PFIC.

Prospective investors are urged to consult their tax advisor about the PFIC rules, including the possibility and advisability of and the procedure and timing for making a QEF or mark-to-market election in connection with the Shares.

Controlled Foreign Corporation

If the Company were classified as a CFC, a U.S. Holder that is treated as a U.S. Shareholder of the Company for purposes of the CFC rules would generally not be taxable under the PFIC rules described above. Rather, at the end of each taxable year of the Company, such U.S. Holder would generally include in gross income (as ordinary income) an amount equal to the shareholder's pro rata share of the subpart F income and certain U.S. source income of the Company. As a result, to the extent subpart F income of the Company included net capital gains, such gains will be treated as ordinary income of the U.S. Holder under the CFC rules, notwithstanding the fact that the character of such gains generally would otherwise be preserved under the PFIC rules if a QEF election were made.

Distributions on the Shares

The treatment of actual distributions of cash on the Shares will generally vary depending on whether a U.S. Holder has made a timely QEF or mark-to-market election as described above. If a timely QEF election has been made or if the U.S. Holder is treated as a U.S. Shareholder of the Company for the purposes of the CFC rules, distributions should be allocated first to amounts previously taxed pursuant to the QEF election or pursuant to the CFC rules, if applicable. Amounts so allocable would not be taxable to U.S. Holders. Distributions in excess of such previously taxed amounts will be taxable to U.S. Holders as ordinary income upon receipt, to the extent of any remaining untaxed current and accumulated earnings and profits of the Company. Such distributions made to a U.S. Holder that is an individual will not be eligible for taxation at reduced tax rates generally applicable to dividends paid by certain United States corporations and "qualified foreign corporations" on or after 1 January 2003. Distributions in excess of (i) previously taxed amounts and (ii) any remaining current and accumulated earnings and profits will be treated first as a non-taxable return of capital, which reduces the tax basis in the Shares to the extent thereof, and then as capital gain.

If a timely mark-to-market election has been made, distributions made by the Company to a U.S. Holder will be taxable as ordinary income to the extent of any current and accumulated earnings and profits of the Company. Such distributions made to a U.S. Holder that is an individual will not be eligible for taxation at recently reduced tax rates applicable to dividends payable by certain United States corporations and qualified foreign corporations on or after 1 January 2003. Any distributions in excess of the current and accumulated earnings and profits of the Company will be treated first as a non-taxable return of capital, which reduces the tax basis in the Shares to the extent thereof, and then as capital gain.

In the event that a U.S. Holder does not make a timely QEF or mark-to-market election, then except to the extent that distributions may be attributable to amounts previously taxed pursuant to the CFC rules, some or all of any distributions made with respect to the Shares may constitute excess distributions, taxable as previously described under the PFIC rules.

Sale or Other Disposition of the Shares

A U.S. Holder that has made a valid QEF or mark-to-market election will generally recognise gain or loss upon the sale or other disposition of the Shares equal to the difference between the amount realised and the holder's adjusted tax basis in the Shares. The tax basis of a U.S. Holder in the Shares will generally be the amount paid for such Shares. Such tax basis will be increased by amounts taxable to such holder by virtue of a QEF or mark-to-market election and will be decreased by (i) actual distributions from the Company that are deemed to consist of previously taxed amounts or are treated as a non-taxable reduction in the tax basis of the Shares, and (ii) any losses allowable under the mark-to-market rules. In the case of a U.S. Holder that has made a valid QEF election, any gain or loss recognised from a sale or other disposition of the Shares will be long-term capital gain or loss if the U.S. Holder has held such Shares for more than one year at the time of the sale or disposition.

In the case of a U.S. Holder that has made a valid mark-to-market election, any gain recognised will be ordinary income and any loss recognised will be ordinary loss, to the extent of the net gains previously recognised under the mark-to-market election, and capital loss thereafter. In certain circumstances, non-corporate U.S. Holders may be entitled to preferential treatment for net long-term capital gains. The ability of U.S. Holders to offset capital losses against ordinary income, however, is limited.

If a U.S. Holder does not make a timely QEF election or mark-to-market election, any gain realised from the sale or other disposition of the Shares or any gain deemed to accrue prior to the time a QEF or mark-to-market election is made, will generally be treated as an excess distribution and subject to an additional tax reflecting an interest charge under the PFIC rules described above.

If the Company were treated as a CFC and a U.S. Holder were treated as a U.S. Shareholder thereof at any time within the five year period ending on the date of disposition, then subject to a special limitation for individual U.S. Shareholders that have held the Shares for more than one year, any gain realised by such U.S. Holder upon disposition of the Shares would generally be treated as ordinary income to the extent of the current and accumulated earnings and profits of the Company accumulated while such U.S. Shareholder owned the Shares. In this respect, earnings and profits generally would not include any amounts previously taxed pursuant to the CFC rules.

4.4 Tax-Exempt Holders

Unrelated Business Taxable Income

Tax-Exempt Holders that are generally exempt from U.S. federal income taxation may nevertheless be subject to "unrelated business income tax" on any "unrelated business taxable income" or income from debt-financed property (collectively "UBTI") derived by such Tax-Exempt Holder. An investment in the Shares should not generate UBTI for Tax-Exempt Holders that are pension plans, Keogh plans, individual retirement accounts, tax-exempt institutions and other tax-exempt entities, provided that such Tax-Exempt Holders do not incur "acquisition indebtedness" (as defined for U.S. federal income tax purposes) with respect to their investments in the Shares.

Controlled Foreign Corporation

If the Company were classified as a CFC and a Tax-Exempt Holder were treated as a U.S. Shareholder, the Tax-Exempt Holder's subpart F income from the Company generally would not be treated as UBTI (assuming such Tax-Exempt Holder itself did not incur "acquisition indebtedness" to acquire its Shares).

Passive Foreign Investment Company

As discussed above, the Directors believe that the Company has been, and anticipated that it will continue to be classified as a PFIC for U.S. federal income tax purposes. Treasury regulations provide, however, that Tax-Exempt Holders generally will not be subject to the potentially adverse effects of the PFIC rules discussed above. Moreover, unlike U.S. Holders, a Tax-Exempt Holder may not make a QEF election with respect to the Company unless such Tax-Exempt Holder is taxable under the UBTI rules with respect to distributions received from the Company (which should occur only if a Tax-Exempt Holder itself incurred "acquisition indebtedness" to make its investment in the Shares).

4.5 Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income taxation or withholding tax on distributions received from the Company or on gains recognised on the sale, exchange or redemption of the Shares where such Non-U.S. Holder's nexus with the United States is solely as a result of an investment in the Shares. The foregoing, however, may not apply in the case of a Non-U.S. Holder (i) who has an office or fixed place of business in the United States or is otherwise carrying on a U.S. trade or business, (ii) who is an individual present in the United States for 183 days or more in a taxable year or has a "tax home" in the United States for U.S. federal income tax purposes or (iii) who is a former citizen of the United States, a CFC or a corporation which accumulates earnings to avoid U.S. federal income tax.

4.6 Reporting Requirements

Treasury regulations promulgated under Section 6038B of the Code require reporting for certain transfers of property (including cash) to a foreign corporation by U.S. persons or entities. In general, these rules require U.S. Holders and Tax-Exempt Holders who acquire the Shares to file a Form 926 with the IRS and to supply certain additional information to the IRS. In the event such holder fails to file any such required form, the holder could be subject to a penalty equal to 10% of the fair market value of the property (including cash) transferred to the foreign corporation. **Prospective investors are urged to consult their tax advisers regarding these reporting requirements.**

4.7 Reportable Transactions

Treasury regulations require that each taxpayer participating in a "reportable transaction" must disclose such participation to the IRS. The scope and application of these rules is not completely clear. In the event an investment in the Company constitutes participation in a "reportable transaction", each Investor who must file a U.S. federal income tax return may be required to file Form 8886 with the IRS with the Investor's U.S. federal tax return, thereby disclosing certain information relating to the Company to the IRS. In addition, the Company and its advisers may be required to maintain a list of the Investors and to furnish this list and certain other information to the IRS upon its written request. **Prospective investors are urged to consult their tax advisers regarding the applicability of these rules to an investment in the Company.**

4.8 Backup Withholding and Information Reporting

Payment of dividends and sales proceeds with respect to shares that are made within the United States or through certain U.S.-related financial intermediaries may be reported to the IRS unless the holder is a corporation or otherwise provides a basis for exemption. Backup withholding may apply to reportable payments if the holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. The holder may credit amounts withheld against its U.S. federal income tax liability, if any, and claim a refund for amounts in excess of its tax liability if the required information is provided to the IRS. **Prospective investors should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.**

PART VIII

ERISA, TRANSFER RESTRICTIONS, ELIGIBLE INVESTORS AND CERTIFICATES

1 ERISA *Considerations*

1.1 General

ERISA, and Section 4975 of the Code, impose certain restrictions on (a) employee benefit plans (as defined in Section 3(3) of ERISA) that are subject to Title I of ERISA, (b) plans (as defined in Section 4975(e)(1) of the Code) that are subject to Section 4975 of the Code, including individual retirement accounts or Keogh plans, (c) any entities whose underlying assets include plan assets by reason of an investment by a plan described in (a) or (b) in such entities (each of (a), (b) and (c), a "Plan") and (d) persons who have certain specified relationships to Plans ("Parties in Interest" under ERISA and "Disqualified Persons" under the Code). Moreover, based on the reasoning of the U.S. Supreme Court in John Hancock Life Ins. Co. v. Harris Trust and Sav. Bank, 510 U.S. 86 (1993), an insurance company's general account may be deemed to include assets of the Plans investing in the general account (e.g., through the purchase of an annuity contract), and such insurance company might be treated as a Party in Interest with respect to a Plan by virtue of such investment. ERISA also imposes certain duties on persons who are fiduciaries of Plans subject to ERISA, and ERISA and Section 4975 of the Code prohibit certain transactions between a Plan and Parties in Interest or Disqualified Persons with respect to such Plan. Violations of these rules may result in the imposition of excise taxes and other penalties and liabilities under ERISA and the Code.

The U.S. Department of Labor (the "DOL") has promulgated a regulation, 29 C.F.R. §2510.3-101 (the "Plan Asset Regulation") describing what constitutes the assets of a Plan with respect to the Plan's investment in an entity for purposes of the fiduciary responsibility provisions of Title I of ERISA and Section 4975 of the Code. Under the Plan Asset Regulation, if a Plan invests in an "equity interest" of an entity that is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act, the Plan's assets are deemed to include both the equity interest itself and an undivided interest in each of the entity's underlying assets, unless it is established that the entity is an "operating company" or that equity participation by "benefit plan investors" is not "significant".

The Shares constitute "equity interests" in the Company for purposes of the Plan Asset Regulation; the Company will not be registered under the Investment Company Act; and it is not likely that the Company will qualify as an "operating company" for purposes of the Plan Asset Regulation. Therefore, if equity participation in the Company by Benefit Plan Investors (as defined below) is "significant" within the meaning of the Plan Asset Regulation, the assets of the Company could be deemed to be the assets of Plans investing in the Shares. If the assets of the Company were deemed to constitute the assets of an investing Plan, (i) transactions involving the assets of the Company could be subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code, (ii) the assets of the Company could be subject to ERISA's reporting and disclosure requirements, and (iii) the fiduciary causing the Plan to make an investment in the Shares could be deemed to have delegated its responsibility to manage the assets of the Plan.

Under the Plan Asset Regulation, equity participation in an entity by Benefit Plan Investors is "significant" on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the value of any class of equity interest in the entity is held by Benefit Plan Investors (the "25% Threshold").

The term "Benefit Plan Investor" as defined by Section 3(42) of ERISA includes any (i) "employee benefit plan" (as defined in Section 3(3) of ERISA), subject to Part 4 of Title I of ERISA, (ii) "plan" (as defined in Section 4975(e)(1) of the Code), subject to Section 4975 of the Code, including without limitation individual retirement accounts and Keogh plans, or (iii) entity whose underlying assets include plan assets by reason of such an employee benefit plan's or plan's investment in such entity. For purposes of making determinations under the 25% threshold, (i) the value of any Shares held by a person (other than a Benefit Plan Investor) that has discretionary authority or control with respect to the assets of the Company or that provides investment advice for a fee (direct or indirect) with respect to such assets, or any affiliate of such a person (each such person or affiliate, a "Controlling Person"), is disregarded which, in the case of the Company, will include the Manager and its affiliates, and (ii) an entity shall be considered to hold plan assets only to the extent of the percentage of the equity interests held by Benefit Plan Investors.

1.2 Restrictions on Purchase

The Company intends to prohibit investors that are subject to Title I of ERISA or Section 4975 of the Code from acquiring any Shares. Accordingly, Benefit Plan Investors (including, as applicable, assets of an insurance company general account) will not be permitted to acquire Shares, and each investor will be required to represent, or will be deemed to have represented, as applicable, that it is not a Benefit Plan Investor. Each purchaser of a Share admitted to settlement by means of the CREST UK system if any, will be deemed to represent and warrant that it is not a Benefit Plan Investor. In addition, the Company's articles of association provide that in the event that a purported transfer of any Share to a Benefit Plan Investor could result in the assets of the Company being treated as plan assets that are subject to Title I of ERISA or Section 4975 of the Code, any Shares held by such a Benefit Plan Investor shall be deemed to be Shares-in-Trust, and transferred automatically and by operation of law to a Trust for the benefit of one or more designated charities. For a discussion of transfer restrictions with respect to the Shares, see "Transfer Restrictions" below.

1.3 Special Considerations Applicable to Insurance Company General Accounts

Any purchaser that is an insurance company using the assets of an insurance company general account should note that pursuant to regulations issued pursuant to Section 401(c) of ERISA (the "General Account Regulations"), assets of an insurance company general account will not be treated as "plan assets" for purposes of the fiduciary responsibility provisions of ERISA and Section 4975 of the Code to the extent such assets relate to contracts issued to employee benefit plans on or before 31 December 1998 and the insurer satisfies various conditions. The plan asset status of insurance company separate accounts is unaffected by Section 401(c) of ERISA, and separate account assets are treated as the plan assets of any such plan invested in a separate account.

2 Transfer Restrictions

The Shares have not been and will not be registered under the Securities Act or any U.S. state securities or "Blue Sky" laws or the securities laws of any other jurisdiction and, accordingly, may not be reoffered, resold, pledged or otherwise transferred in the United States or to U.S. Persons unless the Shares are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available and in accordance with the restrictions described under "Eligible Investors" below.

Each purchaser of Shares will be required to represent and agree as follows:

(a) The purchaser (A) (i) is a U.S. Person that is an Accredited Investor or a Qualified Institutional Buyer that in each case is also a Qualified Purchaser or a Knowledgeable Employee, (ii) is acquiring the Shares for its own account or for the account of an Accredited Investor or a Qualified Institutional Buyer that in each case is also a Qualified Purchaser or a Knowledgeable Employee and (iii) is aware, and each beneficial owner of the Shares has been advised, that the sale of the Shares to it is being made in reliance on Rule 144A or another exemption from the registration requirements of the Securities Act, or (B) is not a U.S. Person and is purchasing the Shares in an offshore transaction pursuant to Regulation S.

(b) The purchaser understands that the Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act, that the Shares have not been and will not be registered under the Securities Act and that (A) if in the future the purchaser decides to offer, resell, pledge or otherwise transfer any of the Shares, such Shares may be offered, resold, pledged or otherwise transferred only (i) in the United States to a person whom the seller reasonably believes is a Qualified Institutional Buyer or an Accredited Investor that in each case also is a Qualified Purchaser or a Knowledgeable Employee, or (ii) outside the United States in a transaction complying with the provisions of Rule 903 or Rule 904 of Regulation S under the Securities Act and that (B) the purchaser will, and each subsequent holder is required to, notify any subsequent purchaser of the Shares from it of the resale restrictions referred to in (A) above.

(c) The purchaser understands that U.S. Persons (other than initial purchasers who are Qualified Institutional Buyers) that do not purchase Shares in a bona fide trade on the London Stock Exchange or Eurolist by Euronext Amsterdam will be required to hold Shares in certificated form and that the Shares will bear a legend substantially to the following effect:

THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"),

ANY STATE SECURITIES LAWS IN THE UNITED STATES OR, EXCEPT AS SET OUT IN THE COMPANY'S PROSPECTUS (THE "PROSPECTUS"), THE SECURITIES LAWS OF ANY OTHER JURISDICTION AND MAY NOT BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT AS PERMITTED BY THIS LEGEND. THE HOLDER HEREOF, BY ITS ACCEPTANCE OF THIS SECURITY, REPRESENTS, ACKNOWLEDGES AND AGREES THAT IT WILL NOT REOFFER, RESELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (X) IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS AND EXCEPT TO A TRANSFEREE WHO IS (i) (A) AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF THE SECURITIES ACT OR (B) A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A OF THE SECURITIES ACT) AND IN EACH CASE ALSO A "QUALIFIED PURCHASER" OR A "KNOWLEDGEABLE EMPLOYEE" WITHIN THE MEANING OF THE UNITED STATES INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), OR (ii) NOT A "U.S. PERSON" (AS SUCH TERM IS DEFINED UNDER RULE 904 IN REGULATION S UNDER THE SECURITIES ACT) PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A BUYER THAT MEETS SUCH CRITERIA IN AN OFFSHORE TRANSACTION PURSUANT TO REGULATIONS AND (Y) (1) UPON DELIVERY OF ALL CERTIFICATIONS, OPINIONS AND OTHER DOCUMENTS THAT THE COMPANY MAY REQUIRE AND (2) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAW OF ANY STATE OF THE UNITED STATES AND ANY OTHER JURISDICTION. FURTHER, NO PURCHASE, SALE OR TRANSFER OF THIS SECURITY MAY BE MADE UNLESS SUCH PURCHASE, SALE OR TRANSFER WILL NOT RESULT IN (i) THE ASSETS OF THE COMPANY CONSTITUTING "PLAN ASSETS" WITHIN THE MEANING OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), THAT ARE SUBJECT TO TITLE I OF ERISA OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") OR (ii) THE COMPANY BEING REQUIRED TO REGISTER AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. EACH PURCHASER OR TRANSFEREE OF THIS SECURITY WILL BE REQUIRED TO REPRESENT OR WILL BE DEEMED TO HAVE REPRESENTED THAT (i) IT IS NOT AND IS NOT USING ASSETS OF A PLAN THAT IS SUBJECT TO TITLE I OF ERISA OR SECTION 4975 OF THE CODE AND (ii) IF IT IS A U.S. PERSON, THAT IT IS A "QUALIFIED PURCHASER" OR A "KNOWLEDGEABLE EMPLOYEE," AND WILL BE SUBJECT TO RESTRICTIONS AS PROVIDED IN THE COMPANY'S PROSPECTUS AND ARTICLES OF ASSOCIATION.

THIS SECURITY IS NOT TRANSFERABLE EXCEPT IN ACCORDANCE WITH THE RESTRICTIONS DESCRIBED HEREIN. EACH TRANSFEROR OF THIS SECURITY AGREES TO PROVIDE NOTICE OF THE TRANSFER RESTRICTIONS SET FORTH HEREIN AND IN THE PROSPECTUS TO THE TRANSFEREE.

(d) The purchaser understands that no transfer of a Share will be effective, and the Company will not recognise any such transfer to a Benefit Plan Investor as more fully set forth in "ERISA Considerations" above.

3 Eligible Investors

The Shares may only be offered (i) in the United States to persons reasonably believed to be "Accredited Investors" (as such term is defined in Rule 501 of the Securities Act) or "Qualified Institutional Buyers" (as such term is defined in Rule 144A of the Securities Act) that in each case are also "Qualified Purchasers" or "Knowledgeable Employees" (as such terms are defined in the Investment Company Act) and (ii) outside the United States to investors that are not U.S. Persons in offshore transactions pursuant to Regulation S. Initial purchasers of the Shares will be required to make the representations and agreements set forth under "Transfer Restrictions" and "ERISA Considerations" herein. A Shareholder may only sell, transfer, assign, pledge, or otherwise dispose of its Shares within the United States to transferees that are Accredited Investors or Qualified Institutional Buyers, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or pursuant to another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and that are, in each case, also Qualified Purchasers or Knowledgeable Employees, or outside the United States to transferees that are not U.S. Persons pursuant to Regulation S. See "Transfer Restrictions" above.

4 Certificates

Save in respect of initial purchasers who are Qualified Institutional Buyers, each initial purchaser of Shares who is a U.S. Person and each U.S. Person who acquires Shares from another U.S. Person (other than pursuant to a bona fide market purchase on Euronext Amsterdam) is required to hold Shares in certificated form.

CONSOLIDATED FINANCIAL INFORMATION FOR THE PERIOD ENDED 31 DECEMBER 2004

The consolidated financial information contained in this Part IX is extracted, without material adjustment, from audited financial statements for the period ended 31 December 2004. Eurocastle's Initial Public Offering prospectus, dated 24 June 2004, contains Eurocastle's audited financial statements for the financial period ended 31 December 2003 under IFRS together with relevant accounting policies and notes and the independent auditor's report. In particular the financial information has been extracted, without material adjustment, from the following sections of the audited financial statements for the period ended 31 December 2003: Independent Auditor's Report (pages 69-70), Balance sheet (page 71), Income Statement (page 70), Cash Flow Statement (page 72), Accounting Policies and Explanatory Notes (pages 74-78) and Statements of Changes in Equity (page 73). This information, which has been filed with, and can be found at, the Document Viewing Facility of the Financial Services Authority (25 North Colonnade, London E14 5HS), is incorporated into this Part IX by reference.

Basis of financial information

The financial information set out below has been extracted, without material adjustment, from the audited consolidated financial statements of the Company for the year ended 31 December 2004. The financial statements of the Company are prepared under International Financial Reporting Standards (IFRS).

The information set out below does not constitute statutory accounts within the meaning of Companies (Guernsey) Law 1994. The auditors of the Company for the year ended 31 December 2004 were Ernst & Young LLP.

Independent Auditors' Report

To the Members of Eurocastle Investment Limited

We have audited the group's financial statements for the year ended 31 December 2004 which comprise the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Statement of Cash Flows, Consolidated Statement of Changes in Equity and the related notes 1 to 22. These financial statements have been prepared on the basis of the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 64 of the Companies (Guernsey) Law 1994. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the Annual Report, including the financial statements which are required to be prepared in accordance with applicable Guernsey law and International Financial Reporting Standards.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies (Guernsey) Law 1994. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements.

This other information comprises the Directors' Report and the Chairman's Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the group as at 31 December 2004 and of the profit of the group for the year then ended and have been properly prepared in accordance with the Companies (Guernsey) Law 1994.

Ernst & Young LLP
Registered Auditor
London

9 March 2005

CONSOLIDATED INCOME STATEMENT

	Notes	Year Ended 31 December 2004	8 August 2003 (Formation Date) to 31 December 2003
		€'000	
Operating Income			
Interest income		23,902	50
Rental income		344	—
Realised gain on securities portfolio contract	15	4,141	611
Loss on foreign currency translation		(613)	—
Realised gain on disposal of available-for-sale securities		1,356	—
Total operating income		29,130	661
Operating Expenses			
Interest expense		13,663	—
Property operating expenses		33	—
Other operating expenses	3	3,403	759
Total operating expenses		17,099	759
Net profit (loss)		12,031	(98)
Earnings per Ordinary Share (adjusted for share consolidation)			
Basic	12	0.79	(0.01)
Diluted	12	0.78	(0.01)
Weighted Average Ordinary Shares outstanding (adjusted for share consolidation)			
Basic	12	15,214,818	11,857,670
Diluted	12	15,495,783	11,857,670

See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

	Notes	31 December 2004	31 December 2003
		€'000	
Assets			
Cash and cash equivalents		10,293	1,690
Restricted cash		2,812	—
Securities portfolio contract	15	—	57,611
Asset backed securities, available-for-sale (includes cash to be invested)	4	1,264,484	—
Real estate related loans	5	21,938	—
Investment properties	7	318,514	—
Other assets	6	9,578	316
Total assets		1,627,619	59,617
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 18,463,670 shares issued and outstanding at 31 December 2004 (11,857,670 at 31 December 2003, adjusted for share consolidation)	13	192,709	59,027
Net unrealised gain on available-for-sale securities and hedge instruments	4, 16	7,317	—
Accumulated profit (loss)		6,394	(98)
Total equity		206,420	58,929
Minority Interests		2	—
Liabilities			
CDO bonds payable	8	347,877	—
Bank borrowings	9	608,849	—
Repurchase agreements	10	197,584	—
Trade and other payables	11	266,887	688
Total liabilities		1,421,197	688
Total equity and liabilities		1,627,619	59,617

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended 31 December 2004	8 August 2003 (Formation Date) to 31 December 2003
	€'000	
Cash Flows from Operating Activities		
Net profit (loss)	12,031	(98)
Adjustments for:		
Unrealised gain on securities portfolio contract	—	(611)
Unrealised gain on foreign currency contracts	(275)	—
Accretion of discounts on securities	(791)	—
Amortisation of borrowing costs	225	—
Gain on disposal of available-for-sale securities	(1,356)	—
Gain on securities portfolio contract	(4,141)	—
Shares granted to Directors	72	—
Net change in operating assets and liabilities:		
Increase in restricted cash	(2,812)	—
Increase in other assets	(8,272)	(113)
Increase in trade and other payables	9,223	688
Net cash flows from (used in) operating activities	3,904	(134)
Cash Flows from Investing Activities		
Purchase of investment property	(315,589)	—
Securities portfolio contract deposit paid	(59,000)	(57,000)
Proceeds on securities portfolio contract deposit	120,752	—
Purchase of available-for-sale securities/loans	(1,082,650)	—
Proceeds from sale of available-for-sale securities	39,667	—
Repayment of security principal	19,363	—
Net cash flows used in investing activities	(1,277,457)	(57,000)
Cash Flows from Financing Activities		
Proceeds from issuance of ordinary shares	138,488	59,288
Costs related to issuance of ordinary shares	(4,878)	(261)
Issuance of bonds	347,658	—
Borrowings under repurchase agreements	197,584	—
Proceeds from bank borrowings	608,843	—
Payment of deferred financing costs	—	(203)
Dividends paid to shareholders	(5,539)	—
Net cash flows from financing activities	1,282,156	58,824
Net Increase in Cash and Cash Equivalents	8,603	1,690
Cash and Cash Equivalents, Beginning of Year	1,690	—
Cash and Cash Equivalents, End of Year	10,293	1,690

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued Capital					
	Ordinary Shares (Adjusted for Share Consolidation)	Amount	Net Unrealised Gains	Hedging Reserves	Accumulated Profit (Loss)	Total Equity
		€'000	€'000	€'000	€'000	€'000
At 8 August 2003 (Date of Formation)	—	—	—	—	—	—
Issuance of ordinary shares	11,857,670	59,288	—	—	—	59,288
Costs related to issuance of ordinary shares	—	(261)	—	—	—	(261)
Net loss	—	—	—	—	(98)	(98)
At 31 December 2003	11,857,670	59,027	—	—	(98)	58,929
At 1 January 2004	11,857,670	59,027	—	—	(98)	58,929
Second capital call on existing shares	—	59,288	—	—	—	59,288
Issuance of ordinary shares on IPO	6,600,000	79,200	—	—	—	79,200
Costs related to issuance os ordinary shares on IPO	—	(4,878)	—	—	—	(4,878)
Issuance of ordinary shares to Directors	6,000	72	—	—	—	72
Net unrealised gain on available-for-sale securities	—	—	6,604	—	—	6,604
Net unrealised gain on hedge instruments	—	—	—	713	—	713
Dividends paid	—	—	—	—	(5,539)	(5,539)
Net profit	—	—	—	—	12,031	12,031
At 31 December 2004	18,463,670	192,709	6,604	713	6,394	206,420

1 BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. The principal activities of the Company include the investing in, financing and managing of European real estate related asset backed securities and other European real estate related assets. The Directors consider the Company to operate in three business segments, being other asset backed securities and real estate securities, real estate related loans, and investment properties, and one geographical segment, being Europe.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation further below. The Company has no ownership interest in the Manager.

In October 2003, the Company issued 118,576,700 ordinary shares through a private offering to qualified investors at a price of €1 per share. Pursuant to a written resolution of the Company dated 18 June 2004, the shareholders resolved to receive one share in exchange for every ten shares previously held by them. Immediately following this resolution, the Manager and its employees held 1,356,870 ordinary shares. In June 2004, the Company issued 6,600,000 ordinary shares in its initial public offering at a price of €12.00 per share, for net proceeds of €74.3 million.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee interpretations approved by IASB's predecessor, the International Accounting Standards Committee, that remain in effect. In preparing financial statements, the same accounting principles and methods of computation are applied as in the financial statements as at 31 December 2003 and for the period then ended. The consolidated financial statements are presented in euros, the functional currency of the Company, because the Company conducts its business predominantly in euros.

Basis of Preparation

The consolidated financial statements are prepared on a fair value basis for derivative financial instruments, investment property, financial assets and liabilities held for trading, and available-for-sale assets. Other financial assets and liabilities and non-financial assets and liabilities are stated at amortised or historical cost.

Early Adoption of International Financial Reporting Standards

The Company has resolved to early adopt the revision to IAS 40 Investment Properties in 2004.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the year ended 31 December 2004.

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company.

At 31 December 2004, the Company's subsidiaries consisted of its investment in Eurocastle Funding Limited ("EFL"), a limited company incorporated in Ireland, Eurocastle CDO I PLC ("CDO I"),

Eurocastle CDO II PLC ("CDO II") and Eurocastle CDO III PLC ("CDO III"), all limited companies incorporated in Ireland. The ordinary share capital of EFL is held by outside parties and has no associated voting rights. The Company retains control over EFL through its rights as the sole beneficial holder of secured notes issued by EFL. In accordance with the Standing Interpretations Committee Interpretation 12 Consolidation — Special Purpose Entities, the Company consolidates CDO I, CDO II and CDO III as it retains control over these entities and retains the residual risks of ownership of these entities.

Eurocastle acquired its investment properties through two German limited liability companies, Longwave Acquisition GmbH ("Longwave") and Shortwave Acquisition GmbH ("Shortwave") which are held through two Luxembourg companies (Eurobarbican and Luxgate), set up as *sociétés à responsabilité limitée*. Longwave and Shortwave each own German companies which hold one or several of the investment properties. These companies were established as special purpose vehicles limited to holding the single or multiple real estate investment properties acquired at the end of December 2004. Longwave has 60 subsidiaries and Shortwave has 2 subsidiaries. Luxgate owns all of the ordinary share capital of Eurobarbican which in turn owns all of the share capital of Longwave and Shortwave. Also see Note 19.

Financial Instruments

Classification

Financial assets and liabilities held for trading are those instruments that the Company principally holds for the purpose of short-term profit taking. These include securities portfolio contracts and forward foreign exchange contracts that are not designated as effective hedging instruments.

Available-for-sale assets are financial assets that are not held for trading purposes, originated by the Company, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities.

Recognition

The Company recognises financial assets held for trading and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in fair value of the assets are recognised.

A financial liability is recognised on the date the Company becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at cost, including transaction costs.

Subsequent to initial recognition all trading instruments and available-for-sale assets are measured at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is estimated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is estimated at the amount that the Company would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of trading instruments are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of) or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition

A financial asset is derecognised when the Company loses control over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is extinguished.

Assets held for trading and available-for-sale assets that are sold are derecognised and corresponding receivables from the buyer for the payment are recognised as of the date the Company commits to sell the assets. The Company uses the specific identification method to determine the gain or loss on derecognition.

Impairment

Financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the asset's recoverable amount is estimated. Impairment loss is the difference between the net carrying value of an asset and its recoverable amount. Any such impairment loss is recognised in the income statement.

Securities and loans are considered to be impaired, for financial reporting purposes, when it is probable that the Company will be unable to collect all principal or interest when due according to the contractual terms of the original agreements, or, for securities or loans purchased at a discount for credit losses, when it determines that it is probable that it will be unable to collect as anticipated. Upon determination of impairment an allowance is established based on the recoverable amount of the underlying investment using a discounted cash flow analysis.

Hedge accounting

Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value. The fair value of a derivative hedging instrument is calculated in the same way as the fair value of trading instruments (refer to accounting policy above).

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on remeasurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, as well as cash held by the trustees of the CDO I securitisation as a reserve for future trustee expenses. As such these funds are not available for use by the group.

Investment Properties

Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property. Investment property acquired at the end of December 2004 has been recognised at cost, being the fair value of the consideration given, including real estate transfer taxes, professional advisory fees and other acquisition costs. After initial recognition, investment properties are measured at fair value, with unrealised gains and losses recognised

in the consolidated income statement. Fair values for the properties have been assessed by the Company to be in line with the initial cost of the properties including acquisition costs, and as such, no profit or loss arising from changes in value has been brought to account in the current period.

The value of investment properties incorporates five properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Fair values for all investment properties have been determined by reference to the existing rental income and operating expenses for each property and the current market conditions in each geographical market. Fair values also incorporate current valuation assumptions which are considered reasonable and supportable by willing and knowledgeable parties.

Deferred Financing Costs

Deferred financing costs represent costs associated with the issuance of financings and are amortised over the term of such financing using the effective interest rate method.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Company's repurchase agreements, are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Minority Interests

Minority interests represent interests held by outside parties in the Company's consolidated subsidiaries.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest-bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income is recognised on an accruals basis.

Income Tax

The Company is a Guernsey, Channel Islands limited company. No provision for income taxes has been made. The Company's Irish subsidiaries, EFL, CDO I, CDO II and CDO III are Irish registered companies and are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Company's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The net income attributable to the subsidiaries for the year ended 31 December 2004 was *de minimis* and, therefore, no provision has been made.

Foreign Currency Translation

Transactions in foreign currencies are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary assets and liabilities denominated in foreign currencies, if any, are translated at the historical exchange rate and all differences are recognised in equity.

3 OTHER OPERATING EXPENSES

	Year Ended 31 December 2004	8 August 2003 (Formation Date) to 31 December 2003
	€'000	
Professional fees	764	484
Management fees (Note 14)	2,180	257
Other	459	18
	3,403	759

4 AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Company's available-for-sale securities at 31 December 2004.

			Gains Unrealised			Weighted Average			
	Current Face Amount	Amortised Cost Rate	Gains	Losses	Carrying Value	S&P Rating	Coupon	Yield	Maturity (Years)
			€'000						
Portfolio I									
CMBS	177,069	176,867	1,522	(79)	178,310	BBB+	4.01%	4.03%	3.65
Other ABS	215,177	214,051	2,576	(290)	216,337	BBB+	3.86%	4.24%	4.00
	392,246	390,918	4,098	(369)	394,647	BBB+	3.93%	4.16%	3.84
Portfolio II									
CMBS	95,035	94,468	630	(38)	95,060	BBB−	4.23%	4.31%	4.81
Other ABS	76,356	76,570	575	—	77,145	BBB	3.86%	3.82%	5.68
	171,391	171,038	1,205	(38)	172,205	BBB	4.07%	4.09%	5.20
Portfolio III									
CMBS	121,232	121,505	1,079	(204)	122,380	BBB+	4.62%	4.51%	3.80
Other ABS	97,550	96,398	878	(175)	97,101	BBB+	4.24%	4.77%	3.32
	218,782	217,903	1,957	(379)	219,481	BBB+	4.45%	4.63%	3.59
Total Portfolios	782,419	779,859	7,260	(786)	786,333	BBB+	4.11%	4.28%	4.07
Other Securities									
CMBS	131,472	130,630	300	(417)	130,513	AA−	3.32%	3.63%	2.26
Other ABS	83,928	84,187	273	(26)	84,434	A+	3.04%	2.96%	4.89
	215,400	214,817	573	(443)	214,947	AA−	3.21%	3.37%	3.29
	997,819	994,676	7,833	(1,229)	1,001,280	BBB+	3.91%	4.08%	3.90
Short-Term Investments									
Asset backed commercial paper	255,073	254,051	—	—	254,051	A-1+	n/a	213%	0.19
Total	1,252,892	1,248,727	7,833	(1,229)	1,255,331				
Restricted Cash					9,153				
Total Asset Backed Securities (including cash to be invested)					1,264,484				

CMBS – Commercial Mortgage Backed Securities

Other ABS – Other Asset Backed Securities

The Carrying Value in the table above includes restricted cash of €9.153 million included in Portfolio I pending its reinvestment in additional CMBS and other ABS.

The securities within Portfolio I are encumbered by the CDO I securitisation (Note 8). The securities within Portfolio II and Portfolio III are encumbered by the borrowings under the warehouse credit facilities for CDO II and CDO III described in Note 9. Most of the securities categorised as other above were subject to repurchase agreements described in Note 10 as at 31 December 2004.

Net unrealised gains on available-for-sale securities and hedge instruments recognised in the statement of changes in equity were as follows:

	€'000
Unrealised gains on available-for-sale securities	7,833
Unrealised losses on available-for-sale securities	(1,229)
Unrealised gain on hedge instruments (Note 16)	7,317

5 REAL ESTATE LOANS

			Gains Unrealised			Weighted Average			
	Current Face Amount	Amortised Cost Rate	Gains	Losses	Carrying Value	S&P Rating	Coupon	Yield	Maturity (Years)
			€'000						
Real estate loans	22,165	21,938	—	—	21,938	NR	8.35%	8.44%	5.88

6 OTHER ASSETS

	31 December 2004	31 December 2003
	€'000	
Interest receivable	7,800	—
Rent receivable	344	—
Deferred financing costs	217	203
Prepaid insurance	227	111
Derivative assets	990	—
Other assets	—	2
	9,578	316

Deferred financing costs represent costs associated with the issuance of a collateralised debt obligation and will be offset against the proceeds of the issuance.

7 INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

	Freehold Land & Buildings	Leasehold Property	Total
		€'000	
At 1 January 2004	—	—	—
Additions	303,480	15,034	318,514
At 31 December 2004	303,480	15,034	318,514

The investment property portfolio consists of 96 office and Retail Assets located throughout metropolitan and regional Germany, predominantly in western Germany. The properties were acquired from Deutsche Bank, which remains the largest occupant of the portfolio, occupying approximately 52% of the portfolio by area. Deutsche Bank's weighted average unexpired lease term is 7.2 years.

A summary of the location and proportionate value of each property in the portfolio is as follows:

Location	Number of Properties	Proportionate Value
Nordrhein-Westfalen	30	33.71%
Baden-Württemberg	20	23.91%
Hesse	9	8.56%
Lower Saxony	8	9.66%
Bayern	7	7.30%
Rhineland-Palatinate	6	4.54%
Saxony-Anhalt	3	4.45%
Thuringia	5	2.68%
Saxony	2	1.63%
Schleswig-Holstein	1	1.33%
Hamburg	1	0.99%
Bremen	1	0.43%
Mecklenburg-West Pomerania	2	0.51%
Brandenburg	1	0.30%
	96	100.00%

The value of investment properties incorporates five properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Lease arrangements over the land on which the five investment properties are built have unexpired terms ranging from 10 years to 86 years.

Schedule of Minimum Lease Payments Under Finance and Operating Leases

	Total Value	Present Value
	€'000	
Under 1 year	241	222
From 2 to 5 years	1,021	760
More than 5 years	28,638	1,943
Total	29,900	2,925

The total minimum value receipts under non-cancellable sub-leases at the balance date is €5,426,000 as set out below.

Schedule of Minimum Lease Receipts Under Sub-Leases

	Total Value	Present Value
	€'000	
Under 1 year	1,255	1,150
From 2 to 5 years	2,915	2,273
More than 5 years	1,256	623
Total	5,426	4,046

8 BONDS PAYABLE

CDO Bonds

Class	Rating	Current Face Amount	Carrying Amount	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
			€'000		
A and B Notes	AAA/AA	351,000	347,877	2.777%	7.30

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

9 BANK BORROWINGS

Bank borrowings comprises:

	31 December 2004	31 December 2003
	€'000	
Warehouse borrowings (Note 9.1)	350,843	—
Term financing (Note 9.2)	244,006	—
Revolving credit facility (Note 9.3)	14,000	—
	608,849	—

The amounts drawn under the revolving credit facility (€14,000,000) and the warehouse borrowing facility (€350,843,000) are due for repayment within one year of the balance sheet date.

9.1 Warehouse Borrowings

In July 2004, through its subsidiaries CDO II and CDO III, the Company exercised its option to purchase securities under a securities portfolio contract for an aggregate purchase price of approximately €77.5 million. The Company financed the purchase price through a revolving credit facility arrangement with a major investment bank, whereby the securities purchased, along with any additional securities to be acquired, are financed and held in a custody account by the bank. The Company is using this credit facility as a means of accumulating securities intended to be used in future securitisation transactions. The Company currently anticipates completing the securitisations in the near term.

The terms of the credit facility provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) plus 75 basis points. The weighted average financing cost was 2.89% at 31 December 2004.

9.2 Term Financing for Investment Properties

On 23 December 2004, in order to finance the acquisition of investment properties certain of the Company's subsidiaries entered into a €246.5 million term loan facility with a major real estate lending bank. The facility is secured in the customary manner for German real estate lending, granting security over, *inter alia,* all the real estate purchased as well as over rental streams and bank accounts. The term of the facility is 8.3 years with final maturity in April 2013. The interest rate on the loan is Euribor + 1.15% p.a., payable quarterly.

9.3 Revolving Credit Facility

In December 2004, the Company entered into a revolving €35 million credit facility with a major investment bank as a means of securing access to temporary working capital. The facility is secured over receivables flowing from CDO I, CDO II, CDO III and EFL and with security assignments of the Company's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is Euribor + 2.5% p.a., while on undrawn amounts the commitment fee is 0.5% p.a.

10 REPURCHASE AGREEMENTS

In 2004, the Company's consolidated subsidiary EFL entered into master repurchase agreements with certain major investment banks to finance the purchase of available-for-sale securities. EFL's obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which resets or rolls monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

The Company's carrying amount and weighted average financing cost of these repurchase agreements was approximately €197.6 million and 2.35%, respectively at 31 December 2004.

11 TRADE AND OTHER PAYABLES

	31 December 2004	31 December 2003
	€'000	
Unsettled security purchases	254,051	—
Security deposit	5,000	—
Finance and operating lease payable	2,925	—
Interest payable	2,283	—
Accrued expenses	2,264	307
Due to affiliates-Manager	237	381
Other payables	127	—
	266,887	688

The unsettled security purchase of €254.0 million relates to the purchase of commercial paper bonds, which settled on 6 January 2005.

12 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Company's potential ordinary shares during the period were the share options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Year Ended 31 December 2004	8 August 2003 (Formation Date) to 31 December 2003
Weighted average number of ordinary shares outstanding, basic	15,214,818	11,857,670
Dilutive effect of ordinary share options	280,965	—
Weighted average number of ordinary shares outstanding, diluted	15,495,783	11,857,670

13 SHARE CAPITAL

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law 1994 (as amended). On 21 October 2003, the Company issued 118,576,700 shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004 the Shareholders resolved to receive one share for every ten shares previously held by them. In June 2004, through its initial

public offering, the Company issued 6,600,000 ordinary shares to institutional investors at a price of €12 each. At the same time, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were issued with nil proceeds.

Under the Company's Articles of Association, the Directors have the authority to effect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

14 MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

The Company entered into the Management Agreement with the Manager, which provides for an initial term of ten years from August 2003 with automatic three year extensions, subject to certain termination rights. The Management Agreement may be terminated by the Company upon expiry of the initial term of ten years, or on each three year anniversary thereof in certain circumstances if a majority of shareholders agree. In these circumstances, a termination fee is payable equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination. The Company may also terminate the Management Agreement in 60 days' notice without payment of a termination fee in the event of fraud, misappropriation of funds, gross negligence or wilful violation by the Manager. In addition, upon termination by either party (including for cause), the Company shall be entitled to purchase the Manager's right to receive incentive compensation from the Manager for a cash purchase price equal to its fair market value (as determined by independent appraisal to be conducted by an appraisal firm recognised in the United States and mutually agreed upon by the Company and the Manager) or otherwise shall continue to pay the incentive compensation to the Manager following termination or expiration of the Management Agreement, which payments could continue for an indefinite period of time. In addition, if the Company does not elect to purchase the Manager's right to receive incentive compensation, the Manager will have the right to require the Company to purchase the same at the price described above. Pursuant to the Management Agreement, the Manager, under the supervision of the Company's Board of Directors, will formulate investment strategies, arrange for the acquisition of assets, arrange for financing, monitor the performance of the Company's assets and provide certain advisory, administrative and managerial services in connection with the operations of the Company. For performing these services, the Company will pay the Manager an annual fee (payable monthly in arrears) of 1.5% of the gross equity of the Company (as defined in the Management Agreement).

The Management Agreement provides that the Company will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on the Company's behalf, including the cost of legal, accounting, tax, auditing, administrative and other similar services rendered for the Company by providers retained by the Manager or, if provided by the Manager's employees, in amounts which are no greater than those that would be payable to external professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arms-length basis. Such expenses have been included in the Consolidated Income Statement.

To provide an incentive for the Manager to enhance the value of the Company's ordinary shares, the Manager is entitled to receive incentive compensation on a cumulative, but not compounding, basis in an amount equal to the product of (A) 25% of the euro amount by which (1) funds from operations ("FFO") of the Company before the incentive compensation per ordinary share, exceeds (2) an amount equal to (a) the weighted average of the price per ordinary share in any offerings by the Company (adjusted for any prior capital dividends or distributions) multiplied by (b) a simple interest rate of eight% (8%) per annum multiplied by (B) the weighted average number of ordinary shares outstanding during such period.

FFO is used to compute the Company's incentive compensation to the Manager. FFO, for these purposes, represents net income (computed in accordance with International Financial Reporting Standards), plus depreciation and amortisation on real estate property (and excluding accumulated depreciation and amortisation from the computation of gain or loss on sold real estate property), after adjustments for unconsolidated partnerships and joint ventures (calculated to reflect FFO on the same basis).

At 31 December 2004 and 31 December 2003, management fees and expense reimbursements of approximately €0.2 million and €0.4 million, respectively, were due to the Manager.

Keith Dorrian and Paolo Bassi each currently receive €30,000 per annum payable semi-annually in equal instalments. Wesley R. Edens does not receive any remuneration from the Company.

As stated in Note 13, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in June 2004 with nil proceeds. In addition, Paolo Bassi and Keith Dorrian will be issued 5,000 shares and 1,000 shares, respectively, in each case at each of the Company's annual general meeting in 2005 and 2006, subject to each being a Director of the Company on the relevant date.

15 FINANCIAL INSTRUMENTS

Derivative Financial Instruments — *Securities Portfolio Contract*

In November 2003, the Company entered into a securities portfolio contract with a major investment bank (the "Bank") whereby the Bank purchased European commercial mortgage backed and other asset backed securities, targeted to aggregate approximately €500 million, subject to the Company's right, but not the obligation, to purchase such securities from the Bank. The Company had paid a deposit to the Bank. In June and July 2004, the Company exercised its right to purchase the securities. The fair value of the contract was calculated as the value of the securities purchased by the Bank, adjusted for the cost of funding the purchase of securities and any other applicable costs. The fair value of the contract as at 31 December 2003 was approximately €57.6 million.

Risk Management

This section provides details of the Company's exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Company is exposed are market, credit, liquidity, interest rate and foreign currency risk.

Market Risk

The Company's exposure to market risk is comprised mainly of movements in the value of its security and property investments. The investment portfolios are managed within the parameters disclosed in the Company's prospectus relating to its IPO.

The Company's investment securities are predominantly floating rate and as such are valued based on a market credit spread over Euribor and Libor benchmarks for euro and sterling denominated assets, respectively. Increases in the credit spreads above such benchmarks may affect the Company's net equity, net income or cash flow directly through their impact on unrealised gains or losses on available-for-sale securities, and therefore its ability to realise gains on such securities, or indirectly through their impact on its ability to borrow and access capital.

Under the terms of the securities contract, the Company was exposed to market risk on the underlying securities as, should the intended securitisation of such assets not be consummated, the Company would have been required to either purchase the securities or pay the loss realised on the disposal up to the amount of any deposits made by the Company under the contract, less any interest earned on the deposits.

Credit Risk

The Company is subject to credit risk with respect to its investments in real estate and other asset backed securities and loans.

The securities the Company invests in are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitisation transaction. While the expected yield on these securities is sensitive to the performance of the underlying assets, the more subordinated securities are designed to bear the first risk of default and loss.

The Company further minimises credit risk by actively monitoring its securities portfolios and the underlying credit quality of its holdings and, where appropriate, repositioning its investments to upgrade the credit quality and yield on the investments.

The Company's securities portfolio is diversified by asset type, industry, location and issuer. This diversification minimises the risk of capital loss. At 31 December 2004, the Company's securities, which serve as collateral for its CDO financings and other borrowings, had an overall weighted average credit rating of approximately BBB+.

The Company's asset backed securities for sale portfolio was split between countries within Europe as follows:

Country	Number of Securities 31 December 2004	Face Value of Securities	Location Split
		€'000	
United Kingdom	32	387,653	38.85%
Italy	15	255,941	25.65%
Pan European	9	135,703	13.60%
Germany	11	101,578	10.18%
France	5	46,399	4.65%
Other	11	70,545	7.07%
	83	997,819	100.00%

The Company's hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to the Company's derivative arrangements are major financial institutions with investment grade credit ratings with which the Company and its affiliates may also have other financial relationships. As a result, it is not anticipated that any of these counterparties will fail to meet their obligations.

Liquidity Risk

The Company's ability to execute its business strategy, particularly the growth of its investment portfolio, depends to a significant degree on the Company's ability to obtain additional capital.

The Company's primary source of funds for liquidity consists of net cash provided by operating activities, borrowings under loans and the issuance of debt and equity securities. The Company's loans and debt securities are generally secured directly over its assets. The Company expects that its cash on hand and cash flow provided by operations will satisfy its liquidity needs with respect to its current investment portfolio over the next 12 months. The Company expects to meet its long-term liquidity requirements, specifically the repayment of its debt obligations, through additional borrowings and the liquidation or refinancing of its assets at maturity.

A significant portion of the Company's investments are financed with collateralised debt obligations, known as CDOs. If spreads for CDO liabilities widen or if demand for such liabilities ceases to exist, then the ability to execute future CDO financings will be restricted. Proceeds from the sale of real estate and other asset backed securities which serve as collateral for the Company's CDO financings, including gains thereon, are required to be retained in the CDO structure until the related bonds are retired and are therefore not available to fund current cash needs.

The Company's real estate securities are financed long-term and their credit status is continuously monitored; therefore, these investments are expected to generate a generally stable current return, subject to interest rate fluctuations. The Company's operating real estate is also financed long-term and primarily leased to credit tenants with long-term leases and is therefore also expected to generate generally stable current cash flows.

As described in Note 9.3, the Company has access to temporary working capital through a revolving €35 million credit facility.

Interest Rate Risk

The Company's primary interest rate exposures relate to its real estate and other asset backed securities, loans and floating rate debt obligations, as well as its interest rate swaps. Changes in the level of interest rates also can affect the Company's ability to acquire securities and loans and its ability to realise gains from the settlement of such assets.

The Company's general financing strategy focuses on the use of match-funded structures, meaning that it seeks to match the maturities of its debt obligations with the maturities of its investments to minimise the risk that the Company will have to refinance its liabilities prior to the maturities of its assets, reducing the impact of changing interest rates on its earnings. In addition, the Company match funds interest rates on its investments with like-kind debt directly or through the use of interest rate swaps.

As of 31 December 2004, a 100 basis point increase in short-term interest rates would increase the Company's earnings by approximately €1 million per annum.

The weighted average interest rate on the fixed rate portion of the asset backed securities available-for-sale portfolio shown in the table is 7.14%.

The fixed interest rate portion of the bank loan and the relating interest rate swap was 4.53%.

The interest rate profile of the Company at 31 December 2004 and 31 December 2003 was as follows:

Type	Total Per Consolidated Balance Sheet	Non-Interest-Bearing Assets	Within 1 Year		1 to 5 Years		Over 5 Years	
			Fixed	Variable	Fixed	Variable	Fixed	Variable
				€'000				
Assets								
2004								
Cash and cash equivalents	10,293	—	—	10,293	—	—	—	—
Restricted cash	2,812	—	—	2,812	—	—	—	—
Asset backed securities, available-for-sale	1,264,484	—	11,502	356,264	45,832	704,689	—	146,197
Real estate related loans, available-for-sale	21,938	—	—	—	—	7,165	—	14,773
Investment property	318,514	318,514	—	—	—	—	—	—
Other assets	9,578	8,588	—	276	—	—	714[1]	—
	1,627,619	327,102	11,502	369,845	45,832	711,854	714	160,970
2003								
Cash and cash equivalents	1,690	—	—	1,690	—	—	—	—
Securities portfolio contract	57,611	—	—	57,611	—	—	—	—
Other assets	316	316	—	—	—	—	—	—
	59,617	316	—	59,301	—	—	—	—
Liabilities								
2004								
CDO bonds payable	347,877	—	—	—	—	—	—	347,877
Bank loans	608,849	—	—	364,843	—	—	210,000	34,006
Repurchase agreements	197,584	—	—	197,584	—	—	—	—
Trade and other payables	266,887	266,887	—	—	—	—	—	—
	1,421,197	266,887	—	562,427	—	—	210,000	381,883
2003								
Trade and other payables	688	688	—	—	—	—	—	—
	688	688	—	—	—	—	—	—

Note:

(1) Net interest rate swap receivable related to the fixed €210 million portion of the term loan financing the investment properties.

Foreign Currency Risk

The Company's primary foreign currency exchange rate exposures relate to its sterling denominated portfolio of securities and loans. Changes in the currency rates can adversely impact the fair values and earnings streams of the Company's non-euro denominated assets and liabilities. The Company has mitigated this impact through a combination of (i) sterling denominated financing and (ii) rolling forward foreign exchange contracts to hedge its net sterling equity investment. At 31 December 2004, the net unrealised gain on these contracts was approximately €0.28 million.

In connection with the Company's purchase of its available-for-sale real estate and other asset backed securities and real estate loans, the foreign currency risk is covered through forward foreign currency exchange contracts.

The Company had net sterling assets as at 31 December 2004 of €3.93 million against forward foreign exchange contracts of €35.2 million.

Fair Value of Financial Instruments

Fair value represents the amount at which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arms length transaction. Differences therefore can arise between

values under the historical cost method and fair value estimates. For those financial assets and liabilities which are not already carried at fair value the fair value is not considered to be materially different from the carrying value as at 31 December 2004. The fair value of such financial assets and liabilities has been assessed using the market prices and prevailing market rates.

16 HEDGE ACCOUNTING — CASH FLOW HEDGES OF INTEREST RATE RISK

The Company's policy is to hedge its exposure to interest rates and foreign currencies on a case by case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Company pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowing.

The gain on measurement at fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swap is effective.

The details of interest rate swaps entered into by the Company are as follows:

	31 December 2004	31 December 2003
	€'000	
Nominal amount	210,000	—
Pay rate	3.4%	—
Receive rate	3 Month Euribor	—
Remaining life	8.3 years	—
Fair value	713	—

17 SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors) adopted a non-qualified share option plan for officers, Directors, employees, consultants and advisers, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was estimated by reference to an option pricing model.

In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also estimated by reference to an option pricing model. As a result the Manager has options over shares representing 10% of the current issued share capital of the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of grant.

18 SEGMENTAL REPORTING

The Company operates in one geographical segment, being Europe. The Company has conducted business through three primary segments: asset backed securities, real estate related loans and investment properties.

Summary financial data of the Company's business segments is provided below:

	Asset Backed Securities	Real Estate Related Loans	Investment Properties	Unallocated	Total Eurocastle
			€'000		
For the Year Ended 31 December 2004					
Gross revenues	28,502	284	344	—	29,130
Interest expense	(13,353)	—	(310)	—	(13,663)
Other operating expenses	(147)	—	(33)	(3,256)	(3,436)
Net profit	15,002	284	1	(3,256)	12,031
As at 31 December 2004					
Total assets	1,278,992	22,568	320,884	5,175	1,627,619
Total liabilities	(1,152,462)	—	(266,234)	(2,501)	(1,421,197)
Minority interest	—	—	—	(2)	(2)
Net assets	126,530	22,568	54,650	2,672	206,420

The unallocated portion of expenses consists primarily of interest on short-term investments, general and administrative expenses, and management fees pursuant to the Management Agreement.

The unallocated portion of assets and liabilities consists primarily of unrestricted cash, general prepayments and accruals, and the minority interests held by outside parties in the Company's consolidated subsidiaries.

19 LARGEST TEN INVESTMENTS AS AT 31 DECEMBER 2004

	Current Face	% of Portfolio	Carrying Value
		€'000	
Rhein-Main	255,073	15.89	254,051
Heloc IX B	40,336	2.51	39,882
Scip 2 Cl	38,500	2.40	38,640
Ghgfin 0 04/15/24	28,306	1.76	28,563
Annfin 0 01/10/	27,879	1.74	28,018
Geco 2002 D	25,000	1.56	24,663
Trevi IX B	24,000	1.50	24,060
Gco 2D	21,000	1.31	21,483
Nymph 2002-1 D	21,000	1.31	21,148
Split 2 A	20,000	1.25	20,018
	501,094	31.23	500,525

All of the above investments are asset backed securities listed on European stock exchanges, with the exception of Rhein-Main Securitisation Limited. Rhein-Main is a €7.5 billion asset backed commercial paper programme. Its underlying assets are Pan European, including trade receivables, mortgages, bills of exchange, auto and consumer loans, and equipment leases. Rhein-Main is rated A-1+ by Standard & Poor's and P-1 by Moody's, and matures on 15 March 2005.

20 INVESTMENT IN SUBSIDIARIES

The group structure of Eurocastle is designed to support the Group's businesses within an efficient legal, tax, regulatory and funding framework.

The significant operating subsidiaries, in which the Company owns a 100% equity interest, are listed by jurisdiction below:

Luxemburg:
Luxgate S.à.r.l.
Eurobarbican s.a.r.l

Germany:
Shortwave Acquisition GmbH
S-Wave Grundstücksverwaltungsgesellschaft 1 GmbH
S-Wave Grundstücksverwaltungsgesellschaft 2 GmbH
Longwave Acquisition GmbH
L-Wave Grundstücksverwaltungsgesellschaft 1 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 2 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 3 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 4 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 5 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 6 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 7 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 8 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 9 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 10 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 11 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 12 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 13 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 14 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 15 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 16 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 17 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 18 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 19 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 20 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 21 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 22 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 23 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 24 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 25 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 26 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 27 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 28 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 29 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 30 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 31 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 32 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 33 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 34 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 35 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 36 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 37 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 38 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 39 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 40 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 41 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 42 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 43 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 44 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 45 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 46 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 47 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 48 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 49 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 50 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 51 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 52 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 53 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 54 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 55 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 56 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 57 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 58 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 59 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 60 GmbH

Additionally, the Company has investments in Eurocastle Funding Limited, Eurocastle CDO I PLC, Eurocastle CDO II PLC, and Eurocastle CDO III PLC which it consolidates in accordance with SIC 12 — Consolidation — Special Purpose Entities.

21 DIVIDENDS PAID & PROPOSED

	Year Ended 31 December 2004	8 August 2003 (Formation Date) to 31 December 2003
	€'000	
Declared and paid during the year:		
Equity dividends on ordinary shares: Third quarter dividend for 2004: €0.30 (2003: nil)	5,539	—
	5,539	—
Dividend declared on 23 February 2005 (not recognised as a liability at 31 December 2005)		
Equity dividends on ordinary shares: Fourth quarter dividend for 2004: €0.33 (2003: nil)	6,093	—

22 COMPARATIVES

The Company commenced operations on 21 October 2003. As the Company's first period of operations is shorter than one year, comparative periods for the consolidated statement of income, cash flows and statement of changes in equity are shown for the period from 8 August to 31 December 2003.

PART X

CONSOLIDATED FINANCIAL INFORMATION FOR THE PERIOD ENDED 31 DECEMBER 2005

The financial information set out below has been extracted, without material adjustment, from the audited consolidated financial statements of the Company for the year ended 31 December 2005. The financial statements of the Company are prepared under International Financial Reporting Standards (IFRS).

The information set out below does not constitute statutory accounts within the meaning of Companies (Guernsey) Law 1994. The auditors of the Company for the year 31 December 2005 were Ernst & Young LLP.

Independent Auditors' Report

To the Members of Eurocastle Investment Limited

We have audited the group financial statements (the "Consolidated financial statements") of Eurocastle Investment Limited and its subsidiaries for the year ended 31 December 2005 which comprise the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Cash Flow Statement, Consolidated Statement of Change in Shareholders' Equity, and the related notes 1 to 30. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 64 of the Companies (Guernsey) Law 1994. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the Annual Report and the group financial statements in accordance with applicable Guernsey law and International Financial Reporting Standards (IFRS).

Our responsibility is to audit the financial statements and in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies (Guernsey) Law 1994. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors' Report and the Chairman's Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistency applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view, in accordance with International Financial Reporting Standards, of the state of the Group's affairs as at 31 December 2005, and of its profit for the year then ended; and have been properly prepared in accordance with the Companies (Guernsey) Law 1994.

Ernst & Young, LLP
Registered auditor
London

24 April 2006

CONSOLIDATED INCOME STATEMENT

	Notes	Year Ended 31 December 2005	Year Ended 31 December 2004
		€'000	
Operating income			
Interest income	3	65,538	23,902
Rental income	4	28,128	344
Realised gain on securities portfolio contract		—	4,141
Real estate fund unit interest income		8,406	—
Realised gain on disposal of available-for-sale securities		2,472	1,356
Realised gain on disposal of investment properties		731	—
Increase in fair value of investment properties		1,961	—
Increase in fair value of real estate fund unit		8,098	—
Increase in fair value of total return swap		477	—
Total operating income		115,811	29,743
Operating expenses			
Interest expense	5	58,141	13,663
Losses on foreign currency contracts/currency translation		1,712	613
Property expenses		3,990	33
Other operating erxpenses	6	10,032	3,403
Total operating expenses		73,875	17,712
Operating profit before taxation		41,936	12,031
Taxation expense – Current	7	167	—
Taxation expense – Deferred	7	2,111	—
Net profit after taxation		39,658	12,031
Earnings per ordinary share			
Basic	18	1.85	0.79
Diluted	18	1.79	0.78
Weighted average ordinary shares outstanding			
Basic	18	21,392,936	15,214,818
Diluted	18	22,165,864	15,495,783

See notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEET

	Notes	31 December 2005	31 December 2004
		€'000	
Assets			
Cash and cash equivalents		13,640	10,293
Restricted cash		—	2,812
Asset backed securities, available-for-sale (includes cash to be invested)	8	1,342,638	1,050,558
Asset backed securities pledged under repurchase agreements	8	109,909	213,926
Real estate related loans	9	92,649	21,938
Real estate fund units	11	189,591	—
Investment property	12	463,540	318,514
Intangible assets	13	542	—
Other assets	10	61,471	9,578
Total assets		2,273,980	1,627,619
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 24,209,670 shares issued and outstanding at 31 December 2005	19	286,801	192,309
Net unrealised gain on available-for-sale securities	8	4,703	6,604
Hedging reserve	20	(12,100)	713
Accumulated profit		18,442	6,394
Other reserves	19	1,020	400
Total equity		298,866	206,420
Minority Interests		2	2
Liabilities			
CDO bonds payable	14	977,485	347,877
Bank borrowings	15	835,162	608,849
Repurchase agreements	16	103,542	197,584
Taxation payable	7	2,278	—
Trade and other payables	17	56,645	266,887
Total liabilities		1,975,112	1,421,197
Total equity and liabilities		2,273,980	1,627,619

See notes to the consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year to 31 December 2005	Year to 30 December 2004
	€'000	*€'000*
Cash Flows From Operating Activities		
Net profit before taxation	41,936	12,031
Adjustments for:		
Unrealised gain on foreign currency contracts	(548)	(275)
Accretion of discounts on securities	(4,026)	(791)
Amortisation of borrowing costs	1,214	225
Realised gain on disposal of available-for-sale securities	(2,540)	(1,356)
Realised gain on disposal of investment properties	(731)	—
Gain on securities portfolio contract	—	(4,141)
Shares granted to Directors	108	72
Amortisation of intangible assets	9	—
Revaluation gain of real estate fund units	(8,098)	—
Revaluation gain of investment properties	(1,961)	—
Revaluation gain of total return swap	(477)	
Net change in operating assets and liabilities:		
Decrease / (Increase) in restricted cash	2,812	(2,812)
Increase in other assets	(51,861)	(8,272)
Increase in trade and other payables	31,461	9,223
Net cash flows from operating activities	7,298	3,904
Cash Flows From Investing Activities		
Securities portfolio contract deposit	—	(59,000)
Repayment of securities portfolio contract deposit	—	120,752
Repayment of security principal	—	19,363
Purchase of investment property	(143,524)	(315,589)
Proceeds from disposal of investment property	1,190	—
Acquisition of real estate fund units	(181,493)	—
Net movement of available-for-sale securities	(540,934)	(1,021,045)
Net movement of securities pledged under repurchase agreements	104,013	—
Net movement of real estate related loans	(70,711)	(21,938)
Purchase of intangible assets	(551)	
Net cash flows used in investing activities	(832,010)	(1,277,457)
Cash Flows From Financing Activities		
Proceeds of issuance of ordinary shares	99,015	138,488
Costs related to issuance of ordinary shares	(4,011)	(4,878)
Proceeds from issuance of bonds	635,362	351,000
Costs related to issuance of bonds	(6,556)	(3,342)
Borrowings under repurchase agreements	(94,042)	197,584
Net movement of bank borrowings	225,901	608,843
Dividends paid to shareholders	(27,610)	(5,539)
Net cash flows from financing activities	828,059	1,282,156
Net Increase in Cash and Cash Equivalents	3,347	8,603
Cash and Cash Equivalents, Beginning of Period	10,293	1,690
Cash and Cash Equivalents, End of Period	13,640	10,293

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Ordinary Shares (adjusted for share consolidation)	Share Capital €'000	Other Reserves €'000	Net Unrealised Gains/ (Losses) €'000	Hedging Reserves €'000	Accumulated Profit (Loss) €'000	Total Equity €'000
At 1 January 2004 (as previously reported)	11,857,670	59,027	—	—	—	(98)	58,929
Effect of adopting IFRS 2	—	—	200	—	—	—	200
Costs related to issuance of shares on IPO	—	(200)	—	—	—	—	(200)
At 1 January 2004 (restated)	11,857,670	58,827	200	—	—	(98)	58,929
Second capital call on existing shares	—	59,288	—	—	—	—	59,288
Issuance of ordinary shares on IPO	6,600,000	79,200	—	—	—	—	79,200
Effect of adoption of IFRS 2 – fair value of share options	—	—	200	—	—	—	200
Costs related to issuance of ordinary shares on IPO (including €200k relating to adoption of IFRS 2)	—	(4,945)	—	—	—	—	(4,945)
Issuance of ordinary shares to Directors	6,000	72	—	—	—	—	72
Net unrealised gain on available for sale securities	—	—	—	6,604	—	—	6,604
Costs related to issuance of ordinary shares on IPO	—	(133)	—	—	—	—	(133)
Net unrealised gain on hedge instruments	—	—	—	—	713	—	713
Net gains not recognised in the income statement	—	—	400	6,604	713	—	7,717
Net profit for the year	—	—	—	—	—	12,031	12,031
Total income and expense for the year	—	—	400	6,604	713	12,031	19,748
Dividends paid	—	—	—	—	—	(5,539)	(5,539)
At 31 December 2004 (restated)	18,463,670	192,309	400	6,604	713	6,394	206,420
At 1 January 2005	18,463,670	192,309	400	6,604	713	6,394	206,420
Net unrealised gain on available-for-sale securities	—	—	—	211	—	—	211
Issuance of shares – June 2005	5,740,000	99,015	—	—	—	—	99,015
Costs related to issue of shares – June 2005	—	(4,011)	—	—	—	—	(4,011)
Issuance of ordinary shares to Directors	6,000	108	—	—	—	—	108
Realised gains reclassified to the income statement	—	—	—	2	—	—	2
Realised losses reclassified to the income statement	—	—	—	(2,114)	—	—	(2,114)
Net unrealised loss on hedge instruments	—	—	—	—	(12,813)	—	(12,813)
Cost related to issue of options on follow on share issue	—	(620)	620	—	—	—	—
Net gains/(losses) not recognised in the income statement	—	—	1,020	4,703	(12,100)	—	(6,377)
Net profit for the year	—	—	—	—	—	39,658	39,658
Total income and expense for the year	—	—	620	(1,901)	(12,813)	39,658	25,564
Dividends paid	—	—	—	—	—	(27,610)	(27,610)
At 31 December 2005	24,209,670	286,801	1,020	4,703	(12,100)	18,442	298,866

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. Eurocastle Investment Limited is a Euro denominated Guernsey closed-end investment company listed on Euronext Amsterdam (formerly listed on the London Stock Exchange). The principal activities of the Company include the investing in, financing and managing of European real estate assets and primarily European real estate related debt.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation, as described in the Management Agreement. The Company has no ownership interest in the Manager.

In October 2003, the Company issued 118,576,700 ordinary shares through a private offering to qualified investors at a price of €1 per share. Pursuant to a written resolution of the Company dated 18 June 2004, the shareholders resolved to receive one share in exchange for every ten shares previously held by them. Immediately following this resolution, the Manager and its employees held 1,356,870 ordinary shares. In June 2004, the Company issued 6,600,000 ordinary shares in its initial public offering at a price of €12.00 per share, for net proceeds of €74.3 million. In June 2005 the Company completed a secondary public offering issuing 5,740,000 ordinary shares at a price of €17.25 per share, for net proceeds of €95.0 million.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS). In preparing financial statements, the accounting principles applied reflect the amendments to IAS and the adoption of new IFRS which became effective from 1 January 2005. Other than in respect of these changes, explained further below, the financial statements have been prepared under the same accounting principles and methods of computation as in the financial statements as at 31 December 2004 and for the year then ended. The consolidated financial statements are presented in euros, the functional currency of the Group, because the Group conducts its business predominantly in euros.

The changes to IFRS effective 1 January 2005 have had the following impact on the Group's consolidated financial statements:

IFRS 2 "Share-based payments" – *Share options granted in 2003 and 2004 for the purpose of compensating the Manager in raising capital for the Group have been accounted for at the fair value on grant date. The fair values of such options at the date of grant have been debited to equity as the costs of issuance of ordinary shares with corresponding increases in other reserves.*

IAS 39 Financial Instruments: Recognition and Measurement – *Asset backed securities, available for sale at fair value of €109.9 million (31 December 2004: €213.9 million) have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 these securities have been reclassified as pledged securities and loans in the balance sheet.*

Both of the above changes in the accounting policies have been made in accordance with the provisions of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors with the corresponding adjustments reflected in the prior period comparatives.

Basis of Preparation

The consolidated financial statements are prepared on a fair value basis for derivative financial instruments, investment property, financial assets and liabilities held for trading, and available-for-sale assets. Other financial assets and liabilities and non-financial assets and liabilities are stated at amortised or historical cost.

The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Where such judgements are made they are indicated within the accounting policies below.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the year ended 31 December 2005. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred from the Group.

At 31 December 2005, the Group's subsidiaries consisted of a number of subsidiaries in Ireland, Luxembourg and Germany.

Eurocastle Funding Limited ("EFL"), Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II"), Eurocastle CDO III PLC ("CDO III") and Eurocastle CDO IV PLC ("CDO IV") are all limited companies incorporated in Ireland. The ordinary share capital of these vehicles is held by outside parties and the Company has no voting rights. In accordance with the Standing Interpretations Committee Interpretation 12 Consolidation – Special Purpose Entities, the Group consolidates EFL, CDO I, CDO II, CDO III, CDO IV as it retains control over these entities and retains the residual risks of ownership of these entities.

Eurocastle acquired its Deutsche bank branch and office portfolio of investment properties through two German limited liability companies, Longwave Acquisition GmbH ("Longwave") and Shortwave Acquisition GmbH ("Shortwave") which are held through two Luxembourg companies (Eurobarbican and Luxgate), set up as sociétés à responsabilité limitée. Longwave and Shortwave each own German companies which have been used to hold one or several of the investment properties. These companies were established as special purpose vehicles limited to holding the single or multiple real estate investment properties acquired at the end of December 2004. Longwave has 60 subsidiaries and Shortwave has 2 subsidiaries. Luxgate owns all of the ordinary share capital of Eurobarbican which in turn owns all of the share capital of Longwave and Shortwave.

Eurocastle acquired retail property in Germany through three German partnerships Bastion Gmbh & Co. KG ("Bastion"), Belfry Gmbh & Co. KG ("Belfry") and Truss GmbH & Co. KG ("Truss"). These three partnerships hold 13, 28, and 13 assets respectively as at 31 December 2005. Each of the three German partnerships are 100% owned by two Luxembourg limited partners set up as sociétés à responsabilité limitée (Sàrl), each such pair being held fully by a further Luxembourg Sàrl, which in turn is 100% owned by Eurocastle's principal direct real estate holding entity, Luxgate Sàrl, a direct 100% subsidiary of Eurocastle Investment Limited.

Eurocastle's investment in real estate fund units are held by Finial Sàrl, a Luxembourg limited company, which is 100% owned by Luxgate Sàrl.

Financial Instruments

Classification

Financial assets and liabilities measured at fair value through the profit and loss account are those instruments that the Group principally holds for the purpose of short-term profit taking. These include securities portfolio contracts, total return swaps, real estate fund units and forward foreign exchange contracts that are not designated as effective hedging instruments.

Available-for-sale assets are financial assets that are not classified as held for trading purposes, loans and advances, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities.

Recognition

The Group recognises financial assets held for trading and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in the fair value of the assets are recognised.

A financial liability is recognised on the date the Group becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at fair value plus, in the case of a financial asset or liability not measured at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Subsequent to initial recognition all trading instruments and available for sale assets are carried at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is calculated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, expected future cash flows are based on our manager's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is calculated at the amount that the Group would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of trading instruments are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of) or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition

A financial asset is derecognised when the Group loses control over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is extinguished, that is when the obligation specified in the contract is discharged or cancelled, or expires.

Assets held for trading and available-for-sale assets that are sold are derecognised and corresponding receivables from the buyer for the payment are recognised as of the date the Group commits to sell the assets. The Group uses the specific identification method to determine the gain or loss on derecognition.

Impairment

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the calculated future cash flows of the financial asset or group of financial assets that can be reliably measured.

In the case of financial assets classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement.

Subsequent increases in the fair values of both debt instruments classified as available-for-sale and financial assets measured at amortised cost, which can be objectively related to an event occurring after previous impairment losses have been recognised in the income statement, are recorded in the income statement. Such reversals are then taken through the income statement only to the extent previous impairment losses have been taken through the income statement.

Hedge accounting

Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value.

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on re-measurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged items affect the net profit and loss.

Repurchase Agreements

Securities and real estate loans subject to repurchase agreements are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral. The counterparty liabilities have been classified as repurchase agreements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, as well as cash held by the trustees of CDO I, II and III securitisations as a reserve for future trustee expenses. As such, these funds are not available for use by the Group.

Investment Properties

Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property.

Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise.

Investment properties are derecognised when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the year of retirement or disposal.

Tenant improvements and leasing commissions incurred at the commencement of the lease are capitalised, and amortised on a straight-line basis over the life of the lease.

The value of investment property incorporates 6 properties, of which 2 are considered finance lease and 4 are considered operating leases. As the Group has assumed substantially all the risks and rewards associated with these assets, these have been treated as investment property under IAS 17 and IAS 40 respectively. These properties have been recognised at fair value in the same manner as freehold property. An associated liability representing the present value of lease payments to the freehold owner has been included in Trade and Other Payables on the balance sheet.

The carrying value of the investment properties is equal to the fair value as determined by external valuations. These valuations have been carried out in accordance with The Royal Institution of Chartered

Surveyors' ("RICS") Appraisal and Valuation Standards (5th Edition), (the "Red Book"). The valuations have been prepared on the basis of Market Value, which is defined as follows: "The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

Finance Leases

The determination of whether an arrangement is, or contains a finance lease, is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and the reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the income statement as they arise.

Real Estate Fund Units

Real estate fund units are recorded at fair value in the consolidated balance sheet, with any change in fair value recognised in the consolidated income statement. The interest income is recognised in the income statement as it accrues, taking into account the effective yield of the real estate fund units.

Intangible Assets

Software development costs are capitalised when they meet certain criteria relating to identifiability, it is probable that future economic benefits will flow to the enterprise, and the cost can be measured reliably. These software costs are recognised in profit and loss through amortisation of the capitalised software costs on a straight line basis over their expected useful life of 5 years.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Group's repurchase agreements, are initially recognised at fair value, being the fair value of consideration received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Minority Interests

Minority interests represent interests held by outside parties in the Group's consolidated subsidiaries.

Revenue Recognition

The Company considers revenue to comprise interest income and rental income as its principal business is investing in, financing and management of European real estate and other asset backed securities and other real estate related assets.

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income on freehold and finance lease investment property is recognised on an accruals basis. Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease term. Incentives given to enter into lease agreements are spread evenly over the lease term as a reduction of rental expense, even if the payments are not made on such a basis.

Income Tax

The Company is a Guernsey, Channel Islands limited company and is not subject to taxation. The company's subsidiaries, EFL, CDO I, CDO II, CDO III and CDO IV are Irish registered companies and

are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Group's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The taxation accrual for the year ended 31 December 2005 relates to these subsidiaries.

The German subsidiaries Bastion, Belfry and Truss are also subject to German income tax on rental income net of interest and other expense deductions. No taxable income has been generated in these entities and therefore no tax accrual has been made for the year ended 31 December 2005.

The Group's investment in the underlying properties in relation to the Real Estate Fund Units is by way of units in an open-ended real estate fund. No corporation tax is due on income generated from its investment in these units.

Deferred Taxation

Deferred income tax is provided in full, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred income tax is recognised for all temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements, with the following exceptions:

- where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;
- in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and
- deferred income tax assets are recognised only to the extent that it is probable that taxable profit will be available against which deductible temporary differences, carried forward tax credits or tax losses can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Foreign Currency Translation

The functional and presentation currency of the Group and its subsidiaries is the euro. Transactions in foreign currencies are initially recorded in the functional currency rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Share-Based Payments

Share-based payments are accounted for based on their fair value on grant date. In accordance with the transitional provisions of IFRS 2, Share-Based Payments the Group has restated the comparative information by way of adjusting the opening balance of equity for earlier periods. The effect of the transitional provisions is in compliance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

Segmental Reporting

A business segment is a group of assets and operations engaged in providing services that are subject to risks and returns that are different from those of others business segments.

A geographical segment is engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

3. INTEREST INCOME

Interest income for the year ended 31 December 2005 of €65.5 million (2004: €23.9 million) is primarily interest income earned on the Asset backed securities available-for-sale and Asset backed securities pledged under repurchase agreements.

4. RENTAL INCOME

Rental income for the year ended 31 December 2005 of €28.1 million (2004: €0.3 million) represents rental income earned on investment properties.

5. INTEREST EXPENSES

Interest expense for the year ended 31 December 2005 of €58.1 million (2004: €13.7 million) comprises interest expense incurred on the CDO bonds payable, Bank Borrowings and Repurchase agreements.

6. OTHER OPERATING EXPENSES

	Year to 31 December 2005	Year to 31 December 2004
	€'000	*€'000*
Professional fees	1,959	764
Management fees	3,626	2,180
Incentive fees	3,834	—
Amortisation	9	—
Other	604	459
	10,032	**3,403**

7. TAXATION EXPENSE

	Year to 31 December 2005	Year to 31 December 2004
	€'000	*€'000*
Current Tax		
Germany	40	—
Luxembourg	127	—
Total	167	—
Deferred tax		
Germany	2,111	—
Total deferred tax	2,111	—
Total tax charge	2,278	—

The taxation expense for the year ended 31 December 2005 relates to the Group's Luxembourg and German subsidiary companies as described in Note 2. The German tax charge is based on German tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The Luxembourg tax charge is based on a margin applied to the aggregate of shareholder loans and debt financing within each of the structures supporting the different property portfolios.

Reconciliation of the total tax charge

The tax expense in the Income Statement for the year is higher than the standard rate of corporation tax in Guernsey of 0%. The difference is reconciled below:

	2005	2004
	€'000	*€'000*
Profit on ordinary activities before taxation	41,936	12,031
Profit on ordinary activities based on Guernsey tax of 0%	—	—
Overseas taxation	167	
Total tax charge reported in the income statement	167	—

Analysis of deferred tax

	2005	2004
	€'000	*€'000*
Tax losses carried forward	(1,567)	—
Short term timing differences:		
Loan expense	956	
Long term timing differences:		
Accelerated capital allowances	1,426	—
Revaluation of investment properties	883	—
Acquisition expenses	341	—
Other	72	—
Deferred tax liability	2,111	—

8. AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Group's available-for-sale securities at 31 December 2005.

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	S&P Rating	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Portfolio I									
CMBS	152,096	151,956	1,592	(43)	153,505	BBB	4.13%	1.86%	3.16
Other ABS	248,300	248,813	2,258	(159)	250,912	BBB+	4.28%	1.95%	3.74
	400,396	400,769	3,850	(202)	404,417	BBB	4.23%	1.91%	3.52
Portfolio II									
CMBS	130,013	129,898	434	(527)	129,805	BBB	3.89%	1.67%	5.02
Other ABS	143,945	144,266	588	(350)	144,504	BBB	3.82%	1.40%	4.84
	273,958	274,164	1,022	(877)	274,309	BBB	3.85%	1.53%	4.93
Portfolio III									
CMBS	169,452	169,646	1,016	(254)	170,408	BBB−	4.26%	1.94%	4.81
Other ABS	211,768	212,038	628	(810)	211,856	BBB	3.87%	1.61%	3.56
	381,220	381,684	1,644	(1,064)	382,264	BBB	4.04%	1.75%	4.11
Portfolio IV									
CMBS	207,063	206,254	308	(139)	206,423	BBB+	4.00%	1.81%	5.30
Other ABS	67,952	68,025	137	(188)	67,974	A−	4.06%	1.82%	4.70
	275,015	274,279	445	(327)	274,397	BBB+	4.01%	1.81%	5.15
Total Portfolio	1,330,589	1,330,896	6,961	(2,470)	1,335,387	BBB	4.05%	1.77%	4.32
Other Securities									
CMBS	65,617	65,543	73	(207)	65,409	AA−	2.89%	0.58%	0.72
Other ABS	44,500	44,154	346	—	44,500	AAA	3.54%	0.90%	1.76
	110,117	109,697	419	(207)	109,909	AA	3.15%	0.71%	1.14
	1,440,706	1,440,593	7,380	(2,677)	1,445,296	BBB+	3.98%	1.69%	4.07
Restricted Cash – Cash to be Invested					7,251				
Total Asset Backed Securities (including cash to be invested)					1,452,547				

CMBS – Commercial Mortgage Backed Securities

Other ABS – Other Asset Backed Securities

The securities within Portfolio I, II and III are encumbered by CDO securitisations (Note 14).

The following is a summary of the Group's available-for-sale securities at 31 December 2004.

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	S&P Rating	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Portfolio I									
CMBS	177,069	176,867	1,522	(79)	178,310	BBB+	4.01%	1.88%	3.65
Other ABS	215,177	214,051	2,576	(290)	216,337	BBB+	3.86%	2.09%	4.00
	392,246	390,918	4,098	(369)	394,647	BBB+	3.93%	2.01%	3.84
Portfolio II									
CMBS	95,035	94,468	630	(38)	95,060	BBB−	4.23%	2.16%	4.81
Other ABS	76,356	76,570	575	—	77,145	BBB	3.86%	1.67%	5.68
	171,391	171,038	1,205	(38)	172,205	BBB	4.07%	1.94%	5.20
Portfolio III									
CMBS	121,232	121,505	1,079	(204)	122,380	BBB+	4.62%	2.36%	3.80
Other ABS	97,550	96,398	878	(175)	97,101	BBB+	4.24%	2.62%	3.32
	218,782	217,903	1,957	(379)	219,481	BBB+	4.45%	2.48%	3.59
Total Portfolio	782,419	779,859	7,260	(786)	786,333	BBB+	4.11%	2.13%	4.07
Other Securities									
CMBS	131,472	130,630	300	(417)	130,513	AA−	3.32%	1.48%	2.26
Other ABS	83,928	84,187	273	(26)	84,434	A+	3.04%	0.81%	4.89
	215,400	214,817	573	(443)	214,947	AA−	3.21%	1.22%	3.29
	997,819	994,676	7,833	(1,229)	1,001,280	BBB+	3.91%	1.93%	3.90
Short Term Investments									
Asset backed commercial paper	255,073	254,051	—	—	254,051	A-1+	n/a	(0.03%)	0.19
	1,252,892	1,248,727	7,833	(1,229)	1,255,331				
Restricted Cash – Cash to be Invested					9,153				
Total Asset Backed Securities (including cash to be invested)					1,264,484				

Asset backed securities, available for sale at fair value of €109.9 million have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these securities have been reclassified as pledged securities as follows:

	31 December 2005	31 December 2004
	€'000	€'000
Asset backed securities, available for sale (includes cash to be invested)	1,342,638	1,050,558
Asset backed securities pledged under repurchase agreements	109,909	213,926
Total Asset Backed Securities	1,452,547	1,264,484

Cumulative net unrealised gains on available for-sale-securities and hedge instruments recognised in the statement of changes in equity were as follows:

	31 December 2005	31 December 2004
	€'000	*€'000*
Unrealised gains on available-for-sale securities	7,380	7,833
Unrealised losses on available-for-sale securities	(2,677)	(1,229)
Net unrealised gains on available-for-sale securities	4,703	6,604
Unrealised (loss)/gain on hedge instruments (Note 20)	(12,100)	713
	(7,397)	7,317

9. REAL ESTATE LOANS

The following is a summary of the Group's real estate loans at 31 December 2005.

			Gross Unrealised			Weighted Average			
	Current Face Amount	Amortised Cost Basis	Gains	Losses	Carrying Value	S&P Rating	Coupon	Margin	Maturity (Years)
	€'000	*€'000*	*€'000*	*€'000*	*€'000*				
Real estate loans	93,120	92,649	—	—	92,649	*	5.49%	3.48%	3.88

* Included in real estate loans are loans with a total current face amount of €47.0 million and with an average rating of BB from Standard and Poors.

As at 31 December 2004:

			Gross Unrealised			Weighted Average			
	Current Face Amount	Amortised Cost Basis	Gains	Losses	Carrying Value	S&P Rating	Coupon	Margin	Maturity (Years)
	€'000	*€'000*	*€'000*	*€'000*	*€'000*				
Real estate loans	22,165	21,938	—	—	21,938	NR	8.35%	6.17%	5.88

10. OTHER ASSETS

	31 December 2005	31 December 2004
	€'000	*€'000*
Unsettled security transactions	26,178	—
Interest receivable	18,963	7,800
Rent receivable	4,222	344
Deferred financing costs	—	217
Prepaid expenses	638	227
Derivative assets (see Note 10.1)	11,470	990
	61,471	9,578

Deferred financing costs represented costs associated with the issuance of a collateralised debt obligation and were offset against the proceeds of the issuance.

10.1 Total Return Swap

Included in the Derivative Assets are two total return swaps, the fair value of which as at 31 December 2005 is €144,000 and the collateral deposit posted is €10.6 million. These total return swaps have been recorded as Derivative Assets and are treated as trading asset that are not designated as Effective Hedging Instruments for accounting purposes and any gain or loss arising from the change in fair value of the asset is recognised through profit and loss.

In August 2005, a subsidiary entered into a total return swap with a major investment bank, whereby it receives the sum of all interest (at an average of Sterling LIBOR + 5.50%) and any positive change

in value from a referenced term loan with an initial notional amount of £15 million, and pays interest (at Sterling Overnight Interbank Average — "SONIA") on the notional amount plus any negative change in value amounts from such loan. Under the contract, the subsidiary is required to post an initial collateral deposit equivalent to 36.7% of the notional amount and additional margin may be payable in the event of a decline in the value of the referenced term loan.

In December 2005, a subsidiary entered into a total return swap with a major investment bank, whereby it receives the sum of all interest (at EURIBOR + 4.00%) and any positive change in value from a referenced term loan with an initial notional amount of €25.85 million, and pays interest (at EURIBOR + 0.40%) on the notional amount plus any negative change in value amounts from such loan. Under the contract, the subsidiary is required to post an initial collateral deposit equivalent to 10.0% of the notional amount and additional margin may be payable in the event of a decline in the value of the referenced term loan.

11. REAL ESTATE FUND UNITS

Between July and October 2005, the Group purchased a €181 million interest in 1,500 Class A real estate fund units backed by a portfolio of 394 properties in Italy. The original term of the Lease Agreement is 9 years, automatically renewable for a further 9 years, unless terminated by the Agenzia del Demanio, with 12 months prior notice. The properties have a total occupancy of 100%.

	31 December 2005
	€'000
At 1 January 2005	—
Purchase of real estate fund units	181,493
Increase in fair value	8,098
At 31 December 2005	189,591

12. INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

	Freehold Land & Buildings	Leasehold Property	2005 Total	2004 Total
	€'000	€'000	€'000	€'000
At 1 January	303,125	15,389	318,514	—
Additions	143,524	—	143,524	318,514
Disposals	(459)	—	(459)	—
Increase in fair value	1,870	91	1,961	—
At 31 December	448,060	15,480	463,540	318,514

The value of investment properties incorporates six properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property, or if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Lease arrangements over the land on which the six investment properties are built have unexpired terms ranging from 9 years to 85 years.

A reconciliation of investment property valuations to the balance sheet carrying value of property is shown below:

	2005	2004
	€'000	€'000
Investment property at market value as determined by external valuers	460,588	315,589
Add minimum payments under head leases separately included in Trade and Other Payables on the balance sheet.	2,952	2,925
Balance sheet carrying value of investment property	463,540	318,514

Schedule of Minimum Lease Payments Under Finance and Operating Leases

	Total Value 2005	Present Value 2005	Total Value 2004	Present Value 2004
	€'000	*€'000*	*€'000*	*€'000*
Under 1 year	239	227	241	222
From 2 to 5 years	1,013	778	1,021	760
More than 5 years	27,710	1,947	28,638	1,943
Total	28,962	2,952	29,900	2,925

The total minimum value receipts under non-cancelable sub-lease at the balance date is €3,969,000 (2004: €5,426,000) as set out below:

Schedule of Minimum Lease Receipts Under Sub-Leases

	Total Value 2005	Present Value 2005	Total Value 2004	Present Value 2004
	€'000	*€'000*	*€'000*	*€'000*
Under 1 year	1,169	1,071	1,255	1,150
From 2 to 5 years	1,804	1,414	2,915	2,273
More than 5 years	996	515	1,256	623
Total	3,969	3,000	5,426	4,046

As of 31 December 2005, the investment property portfolio included €320 million of Deutsche bank properties and €144 million of German retail stores.

The Deutsche bank portfolio ("Wave Portfolio") consists of 96 properties, or approximately 295,000 square meters of office space, which is leased primarily to Deutsche Bank for an average remaining life of 5.4 years with occupancy of approximately 75%.

The Group also owns 54 recently developed German retail properties in 3 separately financed portfolios, The Bastion Portfolio, Belfry Portfolio and Truss Portfolio.

- The Bastion Portfolio comprises 13 properties with approximately 25,000 square metres of lettable space, which is leased to Edeka, a leading Germany grocery chain. These properties benefit from 100% occupancy with an average term of approximately 14.6 years.
- The Belfry Portfolio comprises 28 properties, or approximately 55,000 square metres of lettable space, which is leased to prominent German retailers. These properties benefit from 98.8% occupancy with an average term of approximately 9.6 years.
- The Truss Portfolio comprises 13 properties, or approximately 26,000 square metres of lettable space, which is leased to prominent German national retailers. These properties benefit from 99.4% occupancy with an average term of approximately 10.2 years.

Investment properties have been valued at fair value and are determined by reference to the existing rental income and operating expenses for each property and the current market conditions in each geographical market. These values are supported by independent valuations. Based on the valuations carried out by external valuers a net gain of €1.9 million has been recognised in these financial statements.

During the year the Group disposed of a small parcel of land in the Deutsche Bank portfolio to the occupying tenant realising a profit on sale before tax of €0.7 million.

13. INTANGIBLE ASSET

Intangible Assets comprise software development costs with a book value as at 31 December 2005 of €0.54 million (2004: nil), after an amortisation charge of €0.01 million.

14. BONDS PAYABLE

CDO Bonds

As at 31 December 2005

	Class	Rating	Current Face Amount	Carrying Amount	Weighted Average Cost of Financing	Weighted Average Margin	Weighted Average Maturity (in years)
			€'000	*€'000*			
CDO I	AandBNotes	AAA/AA	351,000	348,271	3.08%	0.60%	6.3
CDO II	A, B and C Notes	AAA/AA/A	265,362	262,783	3.02%	0.53%	9.5
CDO III	A, B and C Notes	AAA/AA/A	370,000	366,431	2.97%	0.49%	9.5
Total			986,362	977,485	3.02%	0.54%	8.4

As at 31 December 2004

	Class	Rating	Current Face Amount	Carrying Amount	Weighted Average Cost of Financing	Weighted Average Margin	Weighted Average Maturity (in years)
			€'000	*€'000*			
CDO I	AandBNotes	AAA/AA	351,000	347,877	2.78%	0.60%	7.3

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

15. BANK BORROWINGS

The bank borrowings comprises of:

		31 December 2005	31 December 2004
		€'000	*€'000*
Warehouse borrowing	(Note 15.1)	—	350,843
Term finance	(Note 15.2)	782,031	244,006
Revolving credit facility	(Note 15.3)	18,578	14,000
Other short term financing	(Note 15.4)	34,553	—
		835,162	608,849

15.1 Warehouse Borrowings

In July 2004, through its subsidiaries CDO II and CDO III, the Group exercised its option to purchase securities under the securities portfolio contract for an aggregate purchase price of approximately €77.5 million. The Group financed the purchase price through a revolving credit facility arrangement with a major investment bank, whereby the securities purchased, along with subsequent securities acquired, were financed and held in a custody account by the bank. The Group used this credit facility as a means of accumulating securities intended to be used in future securitisation transactions. The Group completed the securitisation of CDO III on 28 April 2005 and the securitisation of CDO II on 5 May 2005. The proceeds of the securitisation issues allowed the CDO II and CDO III warehouse borrowings to be repaid in full during the period.

The terms of these credit facilities provided for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) plus 75 basis points.

15.2 Term Financing

Real Estate Debt	Month raised	Current Face Amount 31 December 2005	Current Face Amount 31 December 2004	Carrying Amount 31 December 2005	Carrying Amount 31 December 2004	Hedged Weighted Average Funding Cost	Maturity
		€'000	€'000	€'000	€'000		
CDO IV	Jul-2005	308,321	—	307,917	—	2.98%	Jul-2008
Investment Property							
Wave Portfolio	Dec-2004	245,900	246,500	242,762	244,006	4.57%	Apr-2013
Belfry Portfolio	Aug-2005	56,240	—	55,363	—	4.81%	Oct-2015
Bastion Portfolio	Sep-2005	26,500	—	26,202	—	4.52%	Sep-2012
Truss Portfolio	Dec-2005	30,163	—	29,607	—	5.04%	Feb-2016
Real Estate Fund Units							
FIP Units	Jul-2005	121,875	—	120,180	—	5.42%	Jul-2018
Total		788,999	246,500	782,031	244,006		

Real Estate Debt

On 14 July 2005, the Group through Eurocastle CDO IV PLC entered into a €400 million 3 year extendable warehouse facility with a major UK bank. This facility was previously used to refinance a significant part of the portfolio previously financed under short-term repurchase agreements, and is currently being used to build and finance a portfolio of asset backed securities and real estate related loans. The lender uses a rating agency CDO model to determine the level of equity contribution the Group is required to make to support the portfolio from time to time. The facility is secured over, *inter alia*, the collateral making up the portfolio. The margin payable to the lender depends on the deemed rating levels of the portfolio as determined by the rating agency model.

Investment Properties

In order to finance the Investment Property portfolios, the Group entered into non-recourse loan facilities as described in the table above. These facilities are secured in the customary manner for German real estate lending, granting security over, *inter alia*, the real estate purchased as well as rent receivables, bank accounts and shares in the Borrower. Interest in respect of these facilities is payable quarterly.

The committed Truss facility is €85 million, of which €30 million has been drawn at 31 December 2005.

Real Estate Fund Units

On 22 July 2005, the Group entered into a non-recourse 13 year loan facility to finance its acquisition of 1,450 Class A Units in Fondo Immobili Pubblici. The facility is secured over, *inter alia*, the 1,450 Class A Units, an assignment of receivables under the units, a pledge over bank accounts and over shares in the Borrower. The interest rate on the loan is Euribor + 1.95%, payable semi-annually. On 21 October 2005, the Group acquired a further 50 Class A Units through the same facility.

15.3 Revolving Credit Facility

In December 2004, the Group entered into a revolving €35 million credit facility with Deutsche Bank as a means of securing access to temporary working capital. The facility is secured by receivables flowing from CDO I, CDO II, CDO III and EFL and with security assignments of the Group's rights

under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is Euribor + 2.5% p.a., while on undrawn amounts it is 0.5% p.a. The facility was increased to €50 million on 26 May 2005.

15.4 Other Short Term Financing

In May 2005, in order to finance the participation in a loan made to SC Karanis in connection with the Coeur Defense development in Paris, the Group entered into a full recourse €10 million one year loan facility. The facility is backed by a security assignment over the financed asset. It also contains an obligation to ensure that loan to value remains below 75%. The loan bears a rate of Euribor + 1.85%.

In August 2005, in order to finance the participation in a loan that had previously been made to Mapeley Columbus Limited in connection with certain properties leased to Abbey National PLC in the United Kingdom, the Group entered into a full recourse €24.5 million one year loan facility. The participation has been transferred to the Lender as security for the facility. It also contains an obligation to ensure that loan to value remains below 75%. The loan bears a rate of Libor + 1.00%.

16. REPURCHASE AGREEMENTS

The Company's consolidated subsidiary EFL has entered into master repurchase agreements with certain major investment banks to finance the purchase of available-for-sale securities. The obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which reset or roll monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

As at 31 December 2005 the Group's carrying amount and weighted average financing cost of these repurchase agreements was approximately €103.5 million (2004: €197.6 million) and 2.61% (2004: 2.35%) respectively.

17. TRADE AND OTHER PAYABLES

	31 December 2005	31 December 2004
	€'000	*€'000*
Security deposit	5,221	5,000
Unsettled security purchases	17,604	254,051
Interest payable	6,953	2,283
Due to Manager (Note 24)	4,555	237
Derivative liabilities	12,297	—
Finance lease payable	2,952	2,925
Accrued expenses & other payables	7,063	2,391
	56,645	266,887

18. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period.

Diluted earnings per share is calculated by dividing net profit available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Group's potential ordinary shares during the period were the stock options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Year Ended 31 December 2005	Year Ended 31 December 2004
Weighted average number of ordinary shares, outstanding basic	21,392,936	15,214,818
Dilutive effect of ordinary share options	772,928	280,965
Weighted average number of ordinary shares outstanding, diluted	22,165,864	15,495,783

19. SHARE CAPITAL AND RESERVES

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law, 1994 (as amended). On 21 October 2003, the Company issued 118,576,700 shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004 the Shareholders resolved to receive one share for every ten shares previously held by them. In June 2004, through its initial public offering, the Company received subscriptions for and issued 6,600,000 ordinary shares at a price of €12 each. At the same time, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were non-cash shares, and were issued with nil proceeds. In April 2005 the Company issued a further 5,000 shares to Paolo Bassi and 1,000 to Keith Dorrian in their capacity as Directors of the company for nil proceeds. On 29 June 2005 the Company made a second public offering and issued 5,740,000 ordinary shares at a price of €17.25 each. After issue costs, the secondary offering raised €95 million for the Company. As at the 31 December 2005 there were 24,209,670 shares issued and outstanding.

Under the Company's Articles of Association, the Directors have the authority to affect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

Other Reserves

Other reserves represent the fair value of share options at the grant date, granted to the Manager in December 2003, June 2004 and June 2005.

20. HEDGE ACCOUNTING – CASH FLOW HEDGES OF INTEREST RATE RISK

The Group's policy is to hedge its exposure to interest rates and foreign currencies on a case-by-case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Group pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowing.

The gain or loss on measurement of the fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swaps are effective.

The details of interest rate swaps entered into by the Group in respect of certain of the term financing agreements are as follows:

31 December 2005	Wave €'000	Bastion €'000	Drive* €'000	FIP €'000
Nominal amount	210,000	26,500	1,300,000	121,875
Pay rate	3.47%	3.05%	3.37%	3.34%
Receive rate	3 Month Euribor	3 Month Euribor	3 Month Euribor	6 Month Euribor
Remaining life	7.3	6.5	7.1	11.8
Fair value of swaps (liabilities)/assets	(3,831)	197	(7,214)	(1,252)

31 December 2005	Wave €'000	Bastion €'000	Drive €'000	FIP €'000
Nominal amount	210,000	—	—	—
Pay rate	3.47%	—	—	—
Receive rate	3 Month Euribor	—	—	—
Remaining life	8.3 years	—	—	—
Fair value of swaps (liabilities)/assets	713	—	—	—

* As referred to in Note 27, the acquisition of the Dresdner Portfolio took place in February 2006. As at the 23 December 2005 Eurocastle Investment Limited had signed a conditional agreement with Dresdner Bank AG to acquire this portfolio and had secured a committed lending facility to finance this acquisition. The Drive Interest Rate Swap was entered into on the same date to hedge this expected future cash flow.

21. FINANCIAL INSTRUMENTS

Risk Management

This section provides details of the Group's exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Group is exposed are market risk, credit, liquidity, interest rate and foreign currency risk.

Market Risk

The Group's exposure to market risk is comprised mainly of movements in the value of its debt securities, property investments and real estate fund units.

The Group's securities are predominantly floating rate and as such are valued based on a market credit spread over Euribor and Libor benchmarks for euro and sterling denominated assets respectively. Increases in the credit spreads above such benchmarks may affect the Group's net equity, net income or cash flow directly through their impact on unrealised gains or losses on available-for-sale securities, and therefore its ability to realise gains on such securities, or indirectly through their impact on its ability to borrow and access capital.

Under the terms of the securities contract the Group was exposed to market risk on the underlying securities as, should the intended securitisation of such assets not be consummated, the Group would be required to either purchase the securities or pay the loss realised on the disposal up to the amount of any deposits made by the Group under the contract, less any interest earned on the deposits.

The Group's investment property assets are based in Germany and Italy and are subject to general property market risks. These risks are assessed by management at the point of acquisition as well as on an ongoing basis. In addition, external valuations of the property assets are obtained during each financial year.

Credit Risk

The Group is subject to credit risk with respect to its investments in real estate and other asset backed securities and loans.

The securities the Group invests in are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitisation transaction. While the expected yield on these securities is sensitive to the performance of the underlying assets, the more subordinated securities are designed to bear the first risk of default and loss.

The Group further minimises credit risk by actively monitoring its securities portfolios and the underlying credit quality of its holdings and, where appropriate, repositioning its investments to upgrade the credit quality and yield on the investments.

The Group's securities portfolio is diversified by asset type, industry, location and issuer. This diversification minimises the risk of capital loss. At December 31, 2005, the Group's securities, which serve as collateral for its CDO financings and other borrowings, had an overall weighted average credit rating of approximately BBB+.

The Group's available for sale asset backed securities and real estate loans portfolio was split between countries within Europe as follows:

	31 December 2005			31 December 2004		
	Number of Securities	Face Value of Securities	Location Split	Number of Securities	Face Value of Securities	Location Split
		€'000			€'000	
United Kingdom	60	764,958	49.9%	32	387,653	38.9%
Italy	14	247,947	16.2%	15	255,941	25.6%
Germany	18	183,470	12.0%	11	101,578	10.2%
Pan European	10	141,622	9.2%	9	135,703	13.6%
France	9	79,525	5.2%	5	46,399	4.7%
Other	16	116,304	7.5%	11	70,545	7.0%
	127	**1,533,826**	**100%**	**83**	**997,819**	**100%**

The Group's hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to the Group's derivative arrangements are major financial institutions with investment grade credit ratings with which the Group and its affiliates may also have other financial relationships. As a result, it is not anticipated that any of these counterparties will fail to meet their obligations.

The Group's German real estate portfolio consists of a Deutsche Bank office portfolio (the Wave portfolio) and a German retail property portfolio (the Bastion, Belfry and Truss portfolios). The Wave portfolio derives over 78% of its rental income from Deutsche Bank, whilst the German retail portfolios in aggregate derive over 85% of their retail income from German national retailers, including prominent national retailers such as the Edeka Group, the Rewe Group, the Tengelmann Group, the Schwarz Group and Tegut.

The Group's Italian real estate assets comprise an investment in a real estate investment fund that owns a portfolio of 394 properties in Italy that are let to Italian government agencies.

Liquidity Risk

The Group's ability to execute its business strategy, particularly the growth of its investment portfolio, depends to a significant degree on the Group's ability to obtain additional capital.

The Group's primary source of funds for liquidity consist of net cash provided by operating activities, borrowings under loans and the issuance of debt and equity securities. The Group's loans and debt securities are generally secured directly over its assets. The Group expects that its cash on hand and cash flow provided by operations will satisfy its liquidity needs with respect to its current investment portfolio over the next twelve months. The Group expects to meet its long-term liquidity requirements, specifically the repayment of its debt obligations, through additional borrowings and the liquidation or refinancing of its assets at maturity.

A significant portion of the Group's investments are financed with collateralised debt obligations, known as CDOs. If spreads for CDO liabilities widen or if demand for such liabilities ceases to exist, then the ability to execute future CDO financings will be restricted. Proceeds from the sale of real estate and other

asset backed securities which serve as collateral for the Group's CDO financings, including gains thereon, are required to be retained in the CDO structure until the related bonds are retired and are therefore not available to fund current cash needs.

The Group's real estate securities are financed long-term and their credit status is continuously monitored; therefore, these investments are expected to generate a generally stable current return, subject to interest rate fluctuations. The Group's operating real estate is also financed long-term and primarily leased to credit tenants with long-term leases and is therefore also expected to generate generally stable current cash flows.

As described in Note 15, the Group has access to temporary working capital through a revolving €50 million credit facility.

Interest Rate Risk

The Group's primary interest rate exposures relate to its real estate and other asset backed securities, loans and floating rate debt obligations, as well as its interest rate swaps. Changes in the level of interest rates also can affect the Group's ability to acquire securities and loans and its ability to realise gains from the settlement of such assets.

The Group's general financing strategy focuses on the use of match-funded structures, meaning that it seeks to match the maturities of its debt obligations with the maturities of its investments to minimise the risk that the Group will have to refinance its liabilities prior to the maturities of its assets, reducing the impact of changing interest rates on its earnings. In addition, the Group match funds interest rates on its investments with like-kind debt directly or through the use of interest rate swaps. However, based on a variety of factors, the Manager finances certain assets on a short term basis, including the use of repurchase agreements.

As of December 31, 2005, a 100 basis point increase in short-term interest rates would increase the Group's earnings by approximately €0.6 million per annum.

The interest rate profile of the Group at 31 December 2005 and 31 December 2004 was as follows:

Assets

Type	Total per consolidated balance sheet	Non interest bearing assets	Within 1 year		1 to 5 years		Over 5 years	
			Fixed %	Variable %	Fixed %	Variable %	Fixed %	Variable %
	€'000	€'000						
2005								
Cash and cash equivalents	13,640	—	—	13,640	—	—	—	—
Asset backed securities, available for sale (includes cash to be invested)	1,342,638	—	8,203	99,452	39,985	716,625	—	478,373
Asset backed securities, pledged under repurchase agreements	109,909	—	—	59,593	—	44,500	—	5,816
Real estate related loans	92,649	—	—	13,478	—	79,171	—	—
Real estate fund units	189,591	—	189,591	—	—	—	—	—
Investment property	463,540	463,540	—	—	—	—	—	—
Intangible assets	542	542	—	—	—	—	—	—
Other assets	61,471	31,586	568	29,120	—	—	197*	—
	2,273,980	495,668	198,362	215,283	39,985	840,296	197	484,189
2004								
Cash and cash equivalents	10,293	—	—	10,293	—	—	—	—
Restricted cash	2,812	—	—	2,812	—	—	—	—
Asset backed securities, available for sale	1,050,558	—	11,502	286,232	45,832	585,750	—	121,242
Asset backed securities, pledged under repurchase agreements	213,926	—	—	70,032	—	118,939	—	24,955
Real estate related loans available for sale	21,938	—	—	—	—	7,165	—	14,773
Investment property	318,514	318,514	—	—	—	—	—	—
Other assets	9,578	8,588	—	276	—	—	714*	—
	1,627,619	327,102	11,502	369,645	45,832	711,854	714	160,970

* Net interest rate swap receivable related to the cash flow hedges as described in Note 20

Liabilities

Type	Total per consolidated balance sheet	Non interest bearing assets	Within 1 year		1 to 5 years		Over 5 years	
			Fixed %	Variable %	Fixed %	Variable %	Fixed %	Variable %
	€'000	€'000						
2005								
CDO bonds payable	977,485	—	—	—	—	—	—	977,485
Bank loans	835,162	—	—	53,131	—	307,917	441,352	32,762
Repurchase agreements	103,542	—	—	103,542	—	—	—	—
Taxation payable	2,278	2,278	—	—	—	—	—	—
Trade and other payables	56,645	37,395	—	6,953	—	—	12,297*	—
	1,975,112	39,673	—	163,626	—	307,917	453,649	1,010,247
2004								
CDO bonds payable	347,877	—	—	—	—	—	—	347,877
Bank loans	608,849	—	—	364,843	—	—	210,000	34,006
Repurchase agreements	197,584	—	—	197,584	—	—	—	—
Trade and other payables	266,887	266,887	—	—	—	—	—	—
	1,421,197	266,887	—	562,427	—	—	210,000	381,883

* Net interest rate swap payable related to the cash flow hedges as described in Note 20

Foreign Currency Risk

The Group's primary foreign currency exchange rate exposures relate to its sterling denominated portfolio of securities and loans. Changes in the currency rates can adversely impact the fair values and earnings streams of the Groups's non euro denominated assets and liabilities. The Group has mitigated this impact through a combination of (i) sterling denominated financing and (ii) rolling forward foreign exchange contacts to hedge its net sterling equity investment. At 31 December 2005, the net unrealised gain on these contracts was approximately €548,000.

In connection with the Group's purchase of its available-for-sale real estate and other asset backed securities and real estate loans, the foreign currency risk is covered through forward foreign currency exchange contracts.

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of carrying amounts and fair values of all of the Company's financial instruments that are carried in the financial statements.

	31 December 2005	31 December 2004	31 December 2005	31 December 2004
	€'000 Carrying Value	*€'000* Carrying Value	*€'000* Fair Value	*€'000* Fair Value
Financial Assets				
Cash and cash equivalents	13,640	10,293	13,640	10,293
Restricted Cash	—	2,812	—	2,812
Asset backed securities, available for sale (includes cash to be invested)	1,342,638	1,050,562	1,342,638	1,050,562
Asset backed securities, pledged under repurchase agreements	109.909	213,922	109.909	213,922
Real estate related loans	92,649	21,938	92,649	21,938
Real estate fund units	189,591	—	189,591	—
Investment property	463,540	318,514	463,540	318,514
Financial Liabilities				
CDO bonds payable	977,485	347,877	977,485	347,877
Bank loans	835,162	608,849	836,393	608,849
Repurchase agreements	103,542	197,584	103,542	197,584

22. SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors and pursuant to the confidential information memorandum dated August 2003) adopted a nonqualified share option plan (the "Company Option Plan") for officers, Directors, employees, consultants and advisors, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was calculated by reference to an option pricing model.

In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also calculated by reference to an option pricing model. In June 2005 following the secondary public offering, the Manager was granted an additional 574,000 options at an exercise price of €17.25 per share. The fair value of the additional options at the date of grant was €0.6 million. The Manager's options represent an amount equal to 10% of the ordinary shares issued by the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

The fair value at the date of grant of options granted to the Manager has been offset against the proceeds from issuance of ordinary shares as the grant of options is a cost of capital.

23. DIVIDENDS PAID & DECLARED

	For Year Ended 31 December 2005
	€'000
Paid during the year ended 31 December 2005:	27,610
Equity dividends on ordinary shares:	
Fourth quarter dividend for 2004: €0.33 (2003: nil)	6,093
First quarter dividend for 2005: €0.33 (2004: nil)	6,095
Second quarter dividend for 2005: €0.35 (2004: nil)	6,464
Third quarter dividend for 2005: €0.37 (2004: €0.30)	8,958
	27,610
Fourth quarter dividend declared on 24 January 2006: €0.37 (2004: €0.33)	8,958

24. MANAGEMENT AGREEMENT & RELATED PARTY TRANSACTIONS

The Company entered into the Management Agreement with the Manager in August 2003, which provides for an initial term of ten years with automatic three year extensions, subject to certain termination rights. The Management Agreement may be terminated by the Company by payment of a termination fee, as defined in the Management Agreement, equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination, upon the vote of a majority of the holders of the outstanding ordinary shares. Pursuant to the Management Agreement, the Manager, under the supervision of the Company's board of directors, will formulate investment strategies, arrange for the acquisition of assets, arrange for financing, monitor the performance of the Group's assets and provide certain advisory, administrative and managerial services in connection with the operations of the Group. For performing these services, the Company will pay the Manager an annual fee (payable monthly in arrears) of 1.5% of the gross equity of the Company, as described in the Management Agreement.

The Management Agreement provides that the Company will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on the Company's behalf, including the cost of legal, accounting, tax, auditing, administrative, asset management, property management and other similar services rendered for the Company by providers retained by the Manager or, if provided by the Manager's or its affiliates' employees, in amounts which are no greater than those that would be payable to external professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arms-length basis. Such expenses have been included in the Consolidated Income Statement.

To provide an incentive for the Manager to enhance the value of the Company's ordinary stock, the Manager is entitled to receive incentive compensation on a cumulative, but not compounding, basis in an amount equal to the product of (A) 25% of the euro amount by which (1) funds from operations ("FFO") of the Company before the incentive compensation per ordinary share, exceeds (2) an amount equal to (a) the weighted average of the price per ordinary share in any offerings by the Company (adjusted for any prior capital dividends or distributions) multiplied by (b) a simple interest rate of eight percent (8%) per annum multiplied by (B) the weighted average number of ordinary shares outstanding during such period.

FFO is used to compute the Company's incentive compensation to the Manager. FFO, for these purposes, represents net income (computed in accordance with International Financial Reporting Standards), plus depreciation and amortisation on real estate property (and excluding accumulated depreciation and amortisation from the computation of gain or loss on sold real estate property), after adjustments for unconsolidated partnerships and joint ventures (calculated to reflect FFO on the same basis).

At 31 December 2005 management fees, incentive fees and expense reimbursements of approximately €4.5 million (2004: €0.2 million) were due to the Manager. For the year ended 31 December 2005 management fees of €3.6m (2004: €2.2m) and incentive fees of €3.8m (2004: nil) were charged to the income statement.

Keith Dorrian and Paolo Bassi each currently receive €30,000 per annum payable semi-annually in equal instalments. Wesley R. Edens does not receive any remuneration from the Company.

As stated in Note 19, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in April 2005 with nil proceeds. In addition, Paolo Bassi and Keith Dorrian will be issued with

5,000 shares and 1,000 shares, respectively, at the Company's annual general meeting in 2006, subject to each being a director of the Company on the relevant date.

25. SEGMENTAL REPORTING

The Group operates in one geographical segment, being Europe. The Group has conducted business through three primary segments: debt investments, real estate fund units and investment properties.

Summary financial data of the Group's business segments is provided below:

For Year Ended 31 December 2005	Debt Investment	Real Estate Fund Units	Investment Properties	Unallocated	Total Eurocastle
	€'000	€'000	€'000	€'000	€'000
Operating income[(1)]	68,487	16,504	30,820	—	115,811
Interest expense	(42,158)	(2,876)	(12,274)	(833)	(58,141)
Other operating expenses	(1,956)	—	(4,305)	(9,473)	(15,734)
Taxation expense	—	(32)	(2,246)	—	(2,278)
Net profit	24,373	13,596	11,995	(10,306)	39,658

(1) Operating income includes fair value gains for Real Estate Fund Units of €8.1 million and Investment Properties of €1.9 million

For Year Ended 31 December 2004	Debt Investment	Real Estate Fund Units	Investment Properties	Unallocated	Total Eurocastle
	€'000	€'000	€'000	€'000	€'000
Operating income	28,786	—	344	613	29,743
Interest expense	(13,353)	—	(310)	—	(13,663)
Other operating expenses	(147)	—	(33)	(3,869)	(4,049)
Net profit	15,286	—	1	(3,256)	12,031

As at 31 December 2005	Debt Investment	Real Estate Fund Units	Investment Properties	Unallocated	Total Eurocastle
	€'000	€'000	€'000	€'000	€'000
Total assets	1,602,455	189,591	480,754	1,180	2,273,980
Total liabilities	(1,470,524)	(128,619)	(361,401)	(14,568)	(1,975,112)
Minority interest	—	—	—	(2)	(2)
Net assets	131,931	60,972	119,353	(13,390)	298,866

As at 31 December 2004	Debt Investment	Real Estate Fund Units	Investment Properties	Unallocated	Total Eurocastle
	€'000	€'000	€'000	€'000	€'000
Total assets	1,301,560	—	320,884	5,175	1,627,619
Total liabilities	(1,152,462)	—	(266,234)	(2,501)	(1,421,197)
Minority interest	—	—	—	(2)	(2)
Net assets	149,098	—	54,650	2,672	206,420

The unallocated portion consists primarily of general and administrative expenses, and management fees pursuant to the Management Agreement.

26. INVESTMENT IN SUBSIDIARIES

The legal entity group structure of Eurocastle is designed to support the Group's businesses within an efficient legal, tax, regulatory and funding framework.

The significant operating subsidiaries, in which the Company owns directly or indirectly a 100% equity interest, which are listed by jurisdiction below:

Luxemburg:

Luxgate s.a.r.l.
Eurobarbican s.a.r.l.

Bastion Participation s.a.r.l
Belfry Participation s.a.r.l
Truss Participation s.a.r.l
Finial s.a.r.l

Germany:

Shortwave Acquisition GmbH
Longwave Acquisition GmbH
Bastion GmbH & Co.KG
Belfry GmbH & Co.KG
Truss GmbH & Co.KG

Additionally, the Company has investments in Eurocastle Funding Limited, Eurocastle CDO I PLC, Eurocastle CDO II PLC, Eurocastle CDO III PLC and Eurocastle CDO IV PLC that it consolidates in accordance with SIC 12.

27. SUBSEQUENT EVENTS

Fourth Quarter 2005 Dividend

On 24 January 2006 the directors declared a fourth quarter 2005 dividend of €0.37 per share to all holders of shares on 25 January 2006, the record date. The total dividend paid on 17 February 2006 was €8,957,577.90.

Increase in Share Capital

On 27 January 2006, 11,667,000 shares with aggregate nominal value of €11,667,000 were issued at €30 each raising gross proceeds of €350 million.

On February 15, 2006, immediately prior to completion of the Dresdner Portfolio acquisition, 8,571,429 shares with aggregate nominal value of €8,571,429 were issued to certain funds managed by Fortress Investment Group LLC (the "Fortress Funds") at €17.5 each raising gross proceeds of €150 million. The principal terms of the Fortress Funds investment were agreed on 22 December 2005 and were, in relevant part, as follows:

- The Fortress Funds would invest up to €300 million by subscribing for Shares at €17.50 per Share (representing an approximately 2.75% discount to the weighted average share price for the Company's shares over the 10 day period up to 21 December 2005), provided that the Company could reduce the amount of such subscription down to €150 million were it able to raise funds prior to completion of the Dresdner acquisition; as the Company was successful in raising additional capital prior to completion of the Dresdner portfolio acquisition in the offering described above, the Fortress Funds' subscription was reduced to €150 million.

On 1 February 2006, the over-allotment option relating to the January offering was exercised resulting in 1,156,000 shares with aggregate nominal value of €1,156,000 were issued at €30 each raising gross proceeds of €34.7 million.

Options granted to the Manager

For the purpose of compensating the Manager for its successful efforts in raising capital for Eurocastle, in connection with these two issuances (January and February 2006), Eurocastle granted options to the Manager to purchase 1,283,300 of Eurocastle's common stock at €30 per share, and to purchase 857,142 shares of its common stock at €18.00 per share.

Acquisition of Dresdner Portfolio ("Drive")

On 15 February 2006 the Group completed the acquisition of the €2 billion real estate acquisition that was announced on 22 December 2005. This is an acquisition of a portfolio of 303 commercial properties in Germany from Dresdner Bank AG through the purchase of all the units of a German public, open-ended real estate fund.

The Dresdner Portfolio consists primarily of office buildings and comprises approximately 9 million square feet (approximately 840,000 square metres) of leasable space, located throughout Germany. They

are occupied as to approximately 80% (measured by rental income) by Dresdner. The average remaining lease term of properties in the portfolio that are leased to Dresdner is 8.5 years, while the average remaining lease term of the entire portfolio is approximately 7.5 years. Approximately 81% (by lettable floor space) of the portfolio is currently occupied. Upon acquisition, the Group expects the Dresdner Portfolio to have a rental yield (unleveraged) of approximately 5%.

28. COMPARATIVE

Comparative information has been presented as previously disclosed in the 2004 Annual Report, except where comparatives have been adjusted to take account of changes in accounting policies (as explained in Note 2 above).

29. COMMITMENTS

As at 31 December 2005, amounts contracted for but not provided in the financial statements for the acquisition of investment property amounted to:

- Entered into agreement to acquire a €2 billion portfolio of commercial properties in Germany from Dresdner Bank which completed in February 2006 and will be accounted for in the 2006 Financial Statements (as explained in Note 27 above).
- Entered into agreements to acquire a further €68 million representing 28 retail properties within the Truss portfolio

30. OTHER NOTES

The financial information set out in this announcement does not constitute the Company's audited accounts for the year ended 31 December 2005. The financial information for the year ended 31 December 2004 is extracted, without material adjustment, from the audited accounts for that year. The 31 December 2004 accounts contained an unqualified audit report.

A copy of the Annual Report and Financial Statements for the year ended 31 December 2005 will be posted to the shareholders in due course. Copies of this announcement can be obtained from Eurocastle Investment Limited, 5-10 Bolton Street, London, W1J 8BA.

PART XI

UNAUDITED RESULTS FOR THE THREE MONTH PERIOD ENDED 31 MARCH 2006

The financial information set out below has been extracted, without material adjustment, from the unaudited results for the Company for the three-month period ended 31 March 2006. The financial statements of the Company are prepared under International Financial Reporting Standards (IFRS).

EUROCASTLE INVESTMENT LIMITED

Financial Report for the First Quarter ended 31 March 2006

First Quarter 2006 Highlights

- Increased real estate investment portfolio to €2.8 billion
  - Completed the acquisition of a €2 billion German property portfolio from Dresdner Bank in February 2006, via the acquisition of Dresdner Grund-Fonds
  - Continued acquisition program, completing 21 new retail property acquisitions for a purchase price of €54.7 million, and a yield of approximately 7.1%
- Committed to purchase or entered into exclusive negotiations to purchase an additional €250 million of real estate assets at an approximate average 6.75% yield
- Raised net proceeds of €524 million of new equity capital, helping to more than triple equity book value from year end 2005 to €928.7 million, or an increase of 65% to €20.37 on a per share basis
- Increase in net asset value includes revaluation gains of €77.9 million, based on an independent valuation of the Dresdner Bank portfolio, which are included in operating income for the quarter
- Continued lease-up of Deutsche Bank portfolio to current occupancy rate of approximately 77% at quarter end, up from 74.6% at 2005 year end

Key Performance Indicators

- Net profit after tax of €92.9 million for the first quarter 2006, increased from €6.5 million for the first quarter 2005
- Earnings per ordinary share of €2.47, or €2.37 per diluted share, for the first quarter 2006 compared to €0.35 per share, or €0.34 per diluted share, for the first quarter 2005
- Funds from operations ("FFO", see Key Financial Information) increased by 44% to €13.9 million for the first quarter 2006 from €9.6 million for the fourth quarter 2005
- FFO of €0.35 per weighted average diluted share (39.2 million shares), or €0.30 per ordinary share outstanding at quarter end (45.6 million shares)
- FFO return on average invested capital was 8.9%
- Dividends declared for the period was 30 cents per share on 45.6 million shares outstanding
- Number of shares outstanding increased by 21.4 million shares to 45.6 million shares in the first quarter 2006

Earnings for the first quarter 2006 are higher than management's expectations at the time of the Dresdner Bank acquisition. As expected, the earnings do not reflect a full quarter run rate as the Dresdner portfolio acquisition was completed in mid-February and therefore, only contributed six weeks of income to Eurocastle's first quarter financials, but are applied to the increased number of shares of 45.6 million. The inclusion of a full quarter of earnings from the Dresdner Bank portfolio would have increased first quarter FFO to approximately 40 cents per outstanding share.

Conference Call

Management will conduct a conference call today, 24 May 2006 to review the Company's financial results for the first quarter ended 31 March 2006. The conference call is scheduled for 4 P.M. London time (11 A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialing +1-866-323-3742 (from within the U.S.) or +1-706-643-0550 (from outside of the U.S.) ten minutes prior to the scheduled start of the call; please reference "Eurocastle First Quarter Earnings Call."

A webcast of the conference call will be available to the public on a listen-only basis at www.eurocastleinv.com. Please allow extra time prior to the call to visit the site and download the necessary software required to listen to the internet broadcast. A replay of the webcast will be available for three months following the call.

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on Wednesday, 31 May 2006 by dialing +1-800-642-1687 (from within the U.S.) or +1-706-645-9291 (from outside of the U.S.); please reference access code "9019196."

Key Financial Information

FUNDS FROM OPERATIONS ("FFO")

(in €'000, except per share data)	Unaudited Three Months Ended 31 March 2006	Year Ended 31 December 2005	Unaudited Three Months Ended 31 March 2005
Reconciliation of FFO to net profit after taxation			
Net profit after taxation	92,902	39,658	6,455
Increase in fair value of investment properties	(77,236)	(1,961)	—
Increase in fair value of real estate fund units	(2,023)	(8,098)	—
Deferred tax charge on investment properties	222	1,989	—
Funds from operations (FFO)	13,865	31,588	6,455
FFO per weighted average basic share	0.37	1.48	0.35
FFO per weighted average diluted share	0.35	1.43	0.34

FFO is an appropriate measure of the underlying operating performance of real estate companies because it provides investors with information regarding our ability to service debt and make capital expenditures. Furthermore, FFO is used to compute incentive compensation to the manager. FFO, as defined by Eurocastle, represents net profit after taxation (computed in accordance with IFRS), excluding changes in the fair value of investment properties net of attributable deferred taxation and mark to market fluctuations in real estate fund units. The Group considers gains and losses on resolution of its investments to be a normal part of its recurring operations and therefore does not exclude such gains and losses when arriving at FFO. FFO does not represent cash generated from operating activities in accordance with IFRS and therefore should not be considered an alternative to cash flow as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs. Eurocastle's calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

INCOME STATEMENT DATA

(in €'000, except per share data)	Unaudited Three Months Ended 31 March 2006	Unaudited Three Months Ended 31 March 2005
Interest income	20,420	14,709
Rental income	23,809	6,349
Real estate fund unit interest income	4,730	—
Increase in fair value of investment properties and real estate fund units	79,259	—
Interest expense	26,543	12,392
Other income/(expenses)	(8,427)	(2,068)
Net profit before taxes	93,248	6,598
Net profit after taxation	92,902	6,455
Earnings per weighted average basic share	2.47	0.35
Earnings per weighted average diluted share	2.37	0.34

BALANCE SHEET DATA

(in €'000, except per share data)	Unaudited Three Months Ended 31 March 2006	As of 31 December 2005
Cash and cash equivalents	42,535	13,640
Restricted cash and short term investments	44,387	—
Asset backed securities (includes cash to be invested and securities pledged under repurchase agreements)	1,481,361	1,452,547
Real estate loans (includes loans pledged under repurchase agreements)	91,241	92,649
Real estate fund units	191,613	189,591
Investment property	2,588,685	463,540
Total assets	4,486,305	2,273,980
Debt obligations	3,460,046	1,916,189
Shareholders' equity	928,747	298,866
Book value per ordinary share	20.37	12.34

	Quarter Ended 31 March 2006	Quarter Ended 31 March 2005	Year Ended 31 December 2005
Weighted average ordinary shares outstanding			
Basic	37,644,978	18,463,670	21,392,936
Diluted	39,241,008	19,174,094	22,165,864
Ordinary shares outstanding	45,604,099	18,469,670	24,209,670

Portfolio Review

The first quarter 2006 was an outstanding one for Eurocastle. The Company delivered on its strategy to significantly grow its German commercial real estate portfolio, completing the €2 billion acquisition of the property portfolio from Dresdner Bank and adding 21 properties for a purchase price of €54.7 million to the existing retail portfolio. Eurocastle is now one of the largest owners and operators of German commercial real estate among publicly listed property companies.

There is a strong team of professionals on the ground in Germany which is dedicated to managing Eurocastle's real estate assets. This will enable Eurocastle to take advantage of its presence throughout Germany by aggressively managing the existing assets and sourcing new acquisition opportunities.

Real Estate Investment Portfolio

As of 31 March 2006, Eurocastle owned an approximate €2.8 billion portfolio of real estate investments, comprising investment properties of €2.6 billion (including unrealised fair value gains of €77.2 million for the quarter) and real estate fund units of €191.6 million (including unrealised fair value gains of €2.0 million for the quarter). Real estate investments accounted for 83% of Eurocastle's total invested equity.

Overview Real Estate Investment Portfolio

	Unaudited As of 31 March 2006	As of 31 December 2005
Investment properties at fair value		
Thereof		
Drive*	2,068,091	—
Wave*	323,562	322,352
Retail*	197,032	141,188
Real estate fund units	191,613	189,591
Total investment in real estate investments	2,780,298	653,131
Weighted average asset yield	5.74%	7.69%
Weighted average liability cost	4.33%	4.84%
Weighted average net spread	1.41%	2.85%

* Investment property portfolios defined on page 17

Investment Properties

Drive Portfolio

In February 2006, Eurocastle completed the acquisition of a €2 billion German property portfolio from Dresdner Bank, via the acquisition of Dresdner Grund-Fonds. The portfolio is composed of 303 German commercial real estate properties or approximately 840,000 square meters of leasable space. Dresdner Bank represents approximately 80% of rental income and the average lease is approximately 7.3 years with an average occupancy of 80%. The Company has made good progress on the integration of the Dresdner Bank portfolio, and expects to see the benefits of its active management in the coming quarters.

Wave Portfolio

The Wave portfolio consists of 96 properties or approximately 295,000 square meters of office space, which is leased primarily to Deutsche Bank for an average remaining life of 5.2 years with occupancy of approximately 77% at quarter end, up from 74.6% at 2005 year end. Eurocastle is well on its way to reaching the goal of 80% occupancy by 2006 year end.

Retail Portfolio

As at 31 March 2006, Eurocastle owned 75 recently developed German retail properties located throughout Germany. The properties were purchased for an aggregate purchase price of €197 million representing approximately 151,000 square metres of lettable space. The space is leased to leading German retailers with occupancy of 99.6% for an average lease term of approximately 10.7 years.

Acquisitions

During the quarter, Eurocastle completed the acquisition of 21 additional retail properties in the Retail Portfolio with approximately 45,000 square meters of lettable space, leased to prominent German retailers. Aggregate purchase price of these properties was approximately €55 million.

Eurocastle continues to see substantial opportunities for the accretive expansion of its German commercial property portfolio and is making good progress towards its acquisition target of €1 billion by 2006 year end. Since the beginning of the year, the Company has already committed to purchase or entered into exclusive negotiations to purchase approximately €250 million of new real estate investments.

Real Estate Fund Units

As of 31 March 2006, Eurocastle had a total interest of €192 million (including unrealised fair value gains of €10.1 million) in a real estate investment fund that owns a portfolio of approximately 400 Italian properties. The properties are let to Italian government agencies. The original term of the Lease Agreement is 9 years, with an extension option for a further 9 years. The properties are 100% occupied.

Debt Investment Portfolio

Overview of Real Estate and Other ABS Securities and Real Estate Loans

	Unaudited As of 31 March 2006	As of 31 December 2005
Total debt investments (excluding restricted cash)	1,564,259	1,537,945
Weighted average asset margin (above Euribor)	1.87%*	1.88%
Weighted average liability spread	0.50%*	0.53%
Weighted average net spread	1.37%	1.35%
Weighted average credit rating	BBB	BBB+
Percentage investment grade of securities portfolio	84%	87%
Number of securities and loans	136	127

* Includes assets and liabilities referenced under total return swaps

Portfolio

As of 31 March 2006, Eurocastle's total debt investment portfolio of approximately €1.6 billion represented 17% of the Company's total equity. The debt portfolio included €740.3 million of CMBS, €732.8 million of other asset backed securities, €91.2 million of loans and €8.3 million of cash held pending investment in additional real estate related debt. The debt investment portfolio is well diversified with 136 securities and loans and an average life of approximately 4.14 years; approximately 97% of the portfolio comprises floating-rate securities. The portfolio is geographically diversified with direct exposures of 50% in the UK, 16% in Italy, 13% in Germany, 9% Pan European and 5% in France. The average credit quality of the securities portfolio is BBB and approximately 84% of the securities are rated investment grade. The portfolio's weighted average credit spread was approximately 1.87% as of 31 March 2006.

Eurocastle's debt investment portfolio has continued to perform well. As of 31 March 2006, none of the Company's securities or loans had defaulted, and there have been no principal losses to date. Eurocastle continues to seek investments that will generate superior risk-adjusted returns with a long-term objective of capital preservation and earnings stability in varying interest rate and credit cycles.

Acquisitions

In the first quarter 2006, Eurocastle purchased approximately €73.5 million of real estate related securities. The securities purchased during the quarter had an average credit rating of BB+ and an average credit spread above Euribor of 2.02%.

After allowing for sales of securities and principal redemptions, the net increase in face amount of real estate related securities and real estate related loans during the first quarter was €28.7 million, raising the amount of these to €1.6 billion at 31 March 2006, an increase of approximately 2.3%.

Financing

Secondary Issue of Shares

In the first quarter 2006, Eurocastle issued 21,394,429 of common shares and raised net proceeds of €524 million to partly fund the acquisition of the Dresdner Bank portfolio.

Debt Financing

During the quarter, Eurocastle entered into €1.525 billion 7-year fixed interest term loans to finance the Dresdner Bank portfolio acquisition at an all-in coast of 4.16%. The Company also utilised a further €44 million of an €85 million 10-year fixed rate term facility to finance the purchase of the 21 additional retail properties. The amount drawn on the facility has an all-in finance cost of 4.89%.

Eurocastle continues to finance its real estate investment portfolio with fixed rate term loans, which has eliminated exposure to increased interest rates. This is consistent with our objective of locking in the spread between the yield on our investments and the cost of financing those investments.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements. Such forward-looking statements relate to, among other things, the operating performance of our investments and financing needs. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "endeavour," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue" or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of future plans or strategies is limited. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance may differ materially from those set forth in the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results.

INDEPENDENT REVIEW REPORT TO EUROCASTLE INVESTMENT LIMITED

Introduction

We have reviewed the accompanying consolidated balance sheet of Eurocastle Investment Limited and its subsidiaries, as of 31 March 2006 and the related consolidated income statement, statement of changes in equity and statement of cash flows for the three-month period then ended, and summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and presentation of this interim financial information in accordance with International Financial Reporting Standards ("IFRS"). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with International Financial Reporting Standards ("IFRS").

Ernst and Young LLP
London

23 May 2006

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

	Notes	Unaudited Three months ended 31 March 2006	Unaudited Three months ended 31 March 2005	Year Ended 31 December 2005
		€'000	*€'000*	*€'000*
Operating income				
Interest income	3	20,420	14,709	65,538
Rental income	4	23,809	6,349	28,128
Real estate fund unit interest income		4,730	—	8,406
Realised gain on disposal of available-for-sale securities		281	921	2,472
Realised gain on disposal of investment properties		—	—	731
Increase in fair value of investment properties		77,236	—	1,961
Increase in fair value of real estate fund unit		2,023	—	8,098
Increase in fair value of total return swap		40	—	477
Total operating income		128,539	21,979	115,811
Operating expenses				
Interest expense	5	26,543	12,392	58,141
Losses on foreign currency contracts/currency translation		481	166	1,712
Property expenses		2,987	106	3,990
Other operating expenses	6	5,280	2,717	10,032
Total operating expenses		35,291	15,381	73,875
Operating profit before taxation		93,248	6,598	41,936
Taxation expense – Current	7	112	143	167
Taxation expense – Deferred	7	234	—	2,111
Net profit after taxation		92,902	6,455	39,658
Earnings per ordinary share				
Basic	19	2.47	0.35	1.85
Diluted	19	2.37	0.34	1.79
Weighted average ordinary shares outstanding				
Basic	19	37,644,978	18,463,670	21,392,936
Diluted	19	39,241,008	19,174,094	22,165,864

See notes to the consolidated financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	Notes	Unaudited 31 March 2006	31 December 2005
		€'000	*€'000*
Assets			
Cash and cash equivalents		42,535	13,640
Restricted cash	8	4,237	—
Restricted short term investments	8	40,150	—
Asset backed securities, available-for-sale (includes cash to be invested)	9	1,372,532	1,342,638
Asset backed securities pledged under repurchase agreements	9	108,829	109,909
Real estate related loans	10	91,241	92,649
Real estate fund units	12	191,613	189,591
Investment property	13	2,588,685	463,540
Intangible assets	14	620	542
Other assets	11	45,863	61,471
Total assets		4,486,305	2,273,980
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 45,604,099 shares issued and outstanding at 31 March 2006	20	803,446	286,801
Net unrealised gain on available-for-sale securities	8, 9	1,098	4,703
Hedging reserve	21	13,880	(12,100)
Accumulated profit		102,386	18,442
Other reserves	20	7,937	1,020
Total equity		928,747	298,866
Minority Interests		2	2
Liabilities			
CDO bonds payable	15	974,149	977,485
Bank borrowings	16	2,383,341	835,162
Repurchase agreements	17	102,556	103,542
Taxation payable	7	2,624	2,278
Trade and other payables	18	94,886	56,645
Total liabilities		3,557,556	1,975,112
Total equity and liabilities		4,486,305	2,273,980

See notes to the consolidated financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Unaudited Three months ended 31 March 2006	Unaudited Three months ended 31 March 2005
	€'000	*€'000*
Cash Flows From Operating Activities		
Net profit before taxation	93,248	6,598
Adjustments for:		
Unrealised gain on foreign currency contracts	(481)	—
Accretion of discounts on securities	(228)	753
Amortisation of borrowing costs	710	(1,645)
Realised gain on disposal of available-for-sale securities	(281)	355
Realised gain on disposal of investment properties	—	(921)
Amortisation of intangible assets	33	—
Revaluation gain of real estate fund units	(2,023)	—
Revaluation gain of investment properties	(77,236)	—
Revaluation gain of total return swap	(40)	—
Net change in operating assets and liabilities:		
(Increase) in restricted short-term investments	(40,150)	
(Increase)/Decrease in restricted cash	(4,237)	1,863
Decrease/(Increase) in other assets	23,482	(1,814)
Increase in trade and other payables	50,342	6,474
Net cash flows from operating activities	43,139	11,663
Cash Flows From Investing Activities		
Purchase of investment property	(2,047,909)	(9)
Net movement of available-for-sale securities	(35,758)	(243,624)
Net movement of securities pledged under repurchase agreements	298	—
Net movement of real estate related loans	1,408	—
Purchase of intangible assets	(111)	—
Net cash flows used in investing activities	(2,082,072)	(243,633)
Cash Flows From Financing Activities		
Proceeds of issuance of ordinary shares	534,690	—
Costs related to issuance of ordinary shares	(11,128)	—
Borrowings under repurchase agreements	(988)	205,624
Net movement of bank borrowings	1,554,212	33,630
Dividends paid to shareholders	(8,958)	(6,093)
Net cash flows from financing activities	2,067,828	233,161
Net Increase in Cash and Cash Equivalents	28,895	1,191
Cash and Cash Equivalents, Beginning of Period	13,640	10,293
Cash and Cash Equivalents, End of Period	42,535	11,484

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Ordinary Shares (adjusted for share consolidation)	Share Capital	Other Reserves	Net Unrealised Gains/(Losses)	Hedging Reserves	Accumulated Profit (Loss)	Total Equity
		€'000	€'000	€'000	€'000	€'000	€'000
At 1 January 2005	18,463,670	192,309	400	6,604	713	6,394	206,420
Net unrealised gain on available-for-sale securities	—	—	—	4,823	—	—	4,823
Realised Gains Reclassified to the Income Statement	—	—	—	2	—	—	2
Realised Losses Reclassified to the Income Statement	—	—	—	(415)	—	—	(415)
Net Unrealised Loss on Hedge Instruments	—	—	—	—	(1,472)	—	(1,472)
Net gains/(Losses) not Recognised in the Income Statement	—	—	400	11,014	(759)	—	10,655
Net Profit for the Three months	—	—	—	—	—	6,455	6,455
Total movement for the three months	—	—	—	4,410	(1,472)	6,455	9,393
Dividends paid	—	—	—	—	—	6,093	6,093
At 31 March 2005 (Unaudited)	18,463,670	192,309	400	11,014	(759)	6,756	209,720
At 1 April 2005	18,463,670	192,309	400	11,014	(759)	6,756	209,720
Net unrealised (Loss) on available-for-sale securities	—	—	—	(4,612)	—	—	(4,612)
Issuance of shares – June 2005	5,740,000	99,015	—	—	—	—	99,015
Costs related to issue of shares – June 2005	—	(4,011)	—	—	—	—	(4,011)
Issuance of ordinary shares to Directors	6,000	108	—	—	—	—	108
Realised Losses Reclassified to the Income Statement	—	—	—	(1,699)	—	—	(1,699)
Net Unrealised Loss on Hedge Instruments	—	—	—	—	(11,341)	—	(11,341)
Costs related to Issue of options on Follow on share issue	—	(620)	620	—	—	—	—
Net Gains/(Losses) not recognised in the Income Statement	—	—	1,020	4,703	(12,100)		(6,377)
Net Profit for the Period						33,203	33,203
Total movement for the Period	—	—	620	(6,311)	(11,341)	33,203	16,171
Dividends paid						21,517	21,517
At 31 December 2005	24,209,670	286,801	1,020	4,703	(12,100)	18,442	298,866

Eurocastle acquired its Deutsche bank branch and office portfolio of investment properties through two German limited liability companies, Longwave Acquisition GmbH ("Longwave") and Shortwave Acquisition GmbH ("Shortwave") which are held through two Luxembourg companies (Eurobarbican and Luxgate), set up as sociétés à responsabilité limitée. Longwave and Shortwave each own German companies which have been used to hold one or several of the investment properties. These companies were established as special purpose vehicles limited to holding the single or multiple real estate investment properties acquired. Longwave has 60 subsidiaries and Shortwave has 2 subsidiaries. Luxgate owns all of the ordinary share capital of Eurobarbican which in turn owns all of the share capital of Longwave and Shortwave.

Eurocastle acquired retail property in Germany through three German partnerships Bastion Gmbh & Co. KG ("Bastion"), Belfry Gmbh & Co. KG ("Belfry") and Truss GmbH & Co. KG ("Truss"). These three partnerships hold 13, 28, and 34 assets respectively as at 31 March 2006. Each of the three German partnerships are 100% owned by two Luxembourg limited partners set up as sociétés à responsabilité limitée (Sàrl), each such pair being held fully by a further Luxembourg Sàrl, which in turn is 100% owned by Eurocastle's principal direct real estate holding entity, Luxgate Sàrl, a direct 100% subsidiary of Eurocastle Investment Limited.

Eurocastle acquired its Dresdner bank portfolio of investment properties consisting of 303 commercial properties in Germany (the "Drive" portfolio) by purchasing all of the units in Dresdner Grund-Fonds, a German public open ended real estate fund ("Fund"). The Fund is 100% owned by Drive Sàrl which in turn is 100% owned by Luxgate Sàrl.

Eurocastle's investment in real estate fund units are held by Finial Sàrl ("FIP"), a Luxembourg limited company, which is 100% owned by Luxgate Sàrl.

Financial Instruments

Classification

Financial assets and liabilities measured at fair value through the profit and loss account are principally those instruments that the Group holds for the purpose of short-term profit taking. These include total return swaps, real estate fund units and forward foreign exchange contracts that are not designated as effective hedging instruments.

Available-for-sale assets and restricted short term investments are financial assets that are not classified as instruments held at fair value through the profit & loss account, loans and advances, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities.

Recognition

The Group recognises financial assets that are classified as held at fair value through the profit & loss account and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in the fair value of the assets are recognised.

A financial liability is recognised on the date the Group becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at fair value plus, in the case of a financial asset or liability not measured at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Subsequent to initial recognition all instruments that are classified as held at fair value through the profit and loss account and available for sale assets are carried at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is calculated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, expected future cash flows are based on our manager's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is calculated at the amount that the Group would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of instruments that are classified as held at fair value through the profit & loss account are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of) or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition

A financial asset is derecognised when the Group loses control over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is extinguished, that is when the obligation specified in the contract is discharged or cancelled, or expires.

Assets held for trading and available-for-sale assets that are sold are derecognised and corresponding receivables from the buyer for the payment are recognised as of the date the Group commits to sell the assets. The Group uses the specific identification method to determine the gain or loss on derecognition.

Impairment

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the calculated future cash flows of the financial asset or group of financial assets that can be reliably measured.

In the case of financial assets classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the income statement.

Subsequent increases in the fair values of both debt instruments classified as available-for-sale and financial assets measured at amortised cost, which can be objectively related to an event occurring after previous impairment losses have been recognised in the income statement, are recorded in the income statement. Such reversals are then taken through the income statement only to the extent previous impairment losses have been taken through the income statement.

Hedge accounting

Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value.

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on re-measurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged items affect the net profit and loss.

Repurchase Agreements

Securities and real estate loans subject to repurchase agreements are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral. The counterparty liabilities have been classified as repurchase agreements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, as well as cash held by the trustees of CDO I, II and III securitisations as a reserve for future trustee expenses. In addition, restricted cash comprises cash held as part of the minimum liquidity requirement for the Dresdner Grund-Fonds. As such, these funds are not available for use by the Group.

Investment Properties

Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property.

Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise.

Investment properties are derecognised when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the year of retirement or disposal.

Tenant improvements and leasing commissions incurred at the commencement of the lease are capitalised, and amortised on a straight-line basis over the life of the lease.

The value of investment property incorporates 24 properties which are considered finance leases or operating leases. As the Group has assumed substantially all the risks and rewards associated with these assets, these have been treated as investment property under IAS 17 and IAS 40 respectively. These properties have been recognised at fair value in the same manner as freehold property. An associated liability representing the present value of lease payments to the freehold owner has been included in Trade and Other Payables on the balance sheet.

The carrying value of the investment properties is equal to the fair value as determined by external valuations. These valuations have been carried out in accordance with The Royal Institution of Chartered Surveyors' ("RICS") Appraisal and Valuation Standards (5th Edition), (the "Red Book"). The valuations have been prepared on the basis of Market Value, which is defined as follows: "The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

Finance Leases

The determination of whether an arrangement is, or contains a finance lease, is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and the reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the income statement as they arise.

Real Estate Fund Units

Real estate fund units are recorded at fair value in the consolidated balance sheet, with any change in fair value recognised in the consolidated income statement. The interest income is recognised in the income statement as it accrues, taking into account the effective yield of the real estate fund units.

Intangible Assets

Software development costs are capitalised when they meet certain criteria relating to identifiability, it is probable that future economic benefits will flow to the enterprise, and the cost can be measured reliably. These software costs are recognised in profit and loss through amortisation of the capitalised software costs on a straight line basis over their expected useful life of 5 years.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Group's repurchase agreements, are initially recognised at fair value, being the fair value of consideration received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Minority Interests

Minority interests represent interests held by outside parties in the Group's consolidated subsidiaries.

Revenue Recognition

The Company considers revenue to comprise interest income and rental income as its principal business is investing in, financing and management of European real estate and other asset backed securities and other real estate related assets .

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income on freehold and finance lease investment property is recognised on an accruals basis. Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease term. Incentives given to enter into lease agreements are spread evenly over the lease term as a reduction of rental expense, even if the payments are not made on such a basis.

Income Tax

The Company is a Guernsey, Channel Islands limited company and is not subject to taxation. The company's subsidiaries, EFL, CDO I, CDO II, CDO III and CDO IV are Irish registered companies and are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Group's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The taxation accrual for the three months ended 31 March 2006 relates to these subsidiaries.

The German subsidiaries Bastion, Belfry and Truss are also subject to German income tax on rental income net of interest and other expense deductions. No taxable income has been generated in these entities and therefore no tax accrual has been made for the year ended 31 March 2006.

The Group's investment in the underlying properties in relation to the Drive portfolio and the Real Estate Fund Units is by way of units in an open-ended real estate fund. No corporation tax is due on income generated from its investment in these units.

Deferred Taxation

Deferred income tax is provided in full, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred income tax is recognised for all temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements, with the following exceptions:

- where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;
- in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and
- deferred income tax assets are recognised only to the extent that it is probable that taxable profit will be available against which deductible temporary differences, carried forward tax credits or tax losses can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Foreign Currency Translation

The functional and presentation currency of the Group and its subsidiaries is the euro. Transactions in foreign currencies are initially recorded in the functional currency rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Share-Based Payments

Share-based payments are accounted for based on their fair value on grant date. The fair value is calculated by reference to an option pricing model. The fair value of the share options granted in relation to capital raises has been fully recognised (vested) on the date of grant as a cost relating to the issue of shares with a corresponding increase to other reserves.

Share options granted to directors is recognised in the profit & loss over the period that the services are received.

Segmental Reporting

A business segment is a group of assets and operations engaged in providing services that are subject to risks and returns that are different from those of others business segments.

A geographical segment is engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

International Financial Reporting Standards to be adopted in 2007 and later

IAS 1 Amendment – Presentation of Financial Statements: Capital Disclosures and *IFRS 7 Financial Instruments: Disclosures*

Upon adoption of IAS 1 Amendments and IFRS 7, the Group will have to disclose additional information about its policies and processes for managing capital, as well as financial instruments, their significance and the nature and extent of risks that they give rise to. More specifically the Group will need to disclose the fair value of its financial instruments and its risk exposure in greater details. There will be no effect on reported income or net assets.

3. INTEREST INCOME

Interest income for the three months ended 31 March 2006 of €20.4 million (31 March 2005: €14,7 million) is primarily interest income earned on the Asset backed securities available-for-sale and Asset backed securities pledged under repurchase agreements.

Interest income for the year ended 31 December 2005: was €65.5 million.

4. RENTAL INCOME

Rental income for the three months ended 31 March 2006 of €23.8 million (31 March 2005: €6.3 million) represents rental income earned on investment properties.

Rental income for the year ended 31 December 2005 was €28.1 million.

5. INTEREST EXPENSES

Interest expense for the three months ended 31 March 2006 of €26.5 million (31 March 2005: €12.4 million) comprises interest expense incurred on the CDO bonds payable, bank borrowings and repurchase agreements.

Interest expense for the year ended 31 December 2005 was €58.1 million

6. OTHER OPERATING EXPENSES

	Three months ended 31 March 2006	Three months ended 31 March 2005	Year to 31 December 2005
	€'000	*€'000*	*€'000*
Professional fees	1,697	456	1,959
Management fees	2,384	1,475	3,626
Incentive fees	307	—	3,834
Amortisation	33	—	9
Other	859	786	604
	5,280	2,717	10,032

7. TAXATION EXPENSE

	Three months ended 31 March 2006	Three months ended 31 March 2005	Year to 31 December 2005
	€'000	*€'000*	*€'000*
Current Tax			
Germany	22	143	40
Luxembourg	90	—	127
Total	112	143	167
Deferred tax			
Germany	234	—	2,111
Total deferred tax	234	—	2,111
Total tax charge	346	143	2,278

The taxation expense for the 3 months ended 31 March 2006 relates to the Group's Luxembourg and German subsidiary companies as described in Note 2. The German tax charge is based on German tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The Luxembourg tax charge is based on Luxembourg tax on a small amount of net interest which is attributable to shareholder loans and other debt instruments used within each of the structures supporting the different investment property portfolios.

Reconciliation of the total tax charge

The tax expense in the Income Statement for the year is higher than the standard rate of corporation tax in Guernsey of 0%. The difference is reconciled below:

	Three months ended 31 March 2006	Three months ended 31 March 2005	Year to 31 December 2005
	€'000	*€'000*	*€'000*
Profit on ordinary activities before taxation	93,248	6,598	41,936
Profit on ordinary activities based on Guernsey tax of 0%	—	—	—
Overseas taxation	112	143	167
Total tax charge reported in the income statement	112	143	167

8. RESTRICTED SHORT TERM INVESTMENTS OR CASH

There is a minimum liquidity requirement of 5% of the value of Dresdner Grund-Fonds, the subsidiary through which the Drive portfolio is held, in accordance with German Investment Companies Act requirements.

	Three months ended 31 March 2006	Year to 31 December 2005
	€'000	*€'000*
At 1 January 2006	—	—
Purchase of restricted short term investments	40,726	—
Unrealised losses on restricted short term investments	(576)	—
At 31 March 2006	40,150	—
Restricted cash	4,237	—

9. AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Group's available-for-sale securities at 31 March 2006.

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Portfolio I									
CMBS	148,631	148,629	1,219	(20)	149,828	BBB	4.40%	1.86%	2.93
Other ABS	250,579	250,788	2,076	(121)	252,743	BBB	4.57%	1.88%	3.78
	399,210	399,417	3,295	(141)	402,571	BBB	4.51%	1.87%	3.47
Portfolio II									
CMBS	122,114	122,290	340	(368)	122,262	BBB	4.16%	1.53%	4.77
Other ABS	147,653	148,006	486	(564)	147,928	BBB	4.07%	1.38%	4.64
	269,767	270,296	826	(932)	270,190	BBB	4.11%	1.45%	4.70
Portfolio III									
CMBS	177,165	177,561	597	(265)	177,893	BBB−	4.55%	1.94%	5.10
Other ABS	203,608	203,399	913	(261)	204,051	BBB+	4.15%	1.47%	3.46
	380,773	380,960	1,510	(526)	381,944	BBB	4.33%	1.69%	4.22
Portfolio IV									
CMBS	228,059	227,058	47	(1,124)	225,981	BBB	4.44%	2.06%	5.77
Other ABS	84,064	84,003	30	(529)	83,504	BBB−	4.38%	1.86%	4.89
	312,123	311,061	77	(1,653)	309,485	BBB	4.42%	2.00%	5.53
Total Portfolio	1,361,873	1,361,734	5,708	(3,252)	1,364,190	BBB	4.36%	1.77%	4.40
Other Securities									
CMBS	64,562	64,834	—	(506)	64,328	AA−	3.17%	0.58%	0.70
Other ABS	44,500	44,777	—	(277)	44,500	AAA	3.54%	0.90%	1.49
	109,062	109,611	—	(783)	108,828	AA	3.32%	0.71%	1.02
	1,470,935	1,471,345	5,708	(4,035)	1,473,018	BBB	4.28%	1.69%	4.14
Restricted Cash – Cash to be Invested					8,343				
Total Asset Backed Securities (including cash to be invested)					1,481,361				

CMBS – Commercial Mortgage Backed Securities
Other ABS – Other Asset Backed Securities

The securities within Portfolio I, II and III are encumbered by CDO securitisations (Note 15).

The following is a summary of the Group's available-for-sale securities at 31 December 2005.

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
	€'000	*€'000*	*€'000*	*€'000*	*€'000*				
Portfolio I									
CMBS	152,096	151,956	1,592	(43)	153,505	**BBB**	4.13%	1.86%	3.16
Other ABS	248,300	248,813	2,258	(159)	250,912	**BBB+**	4.28%	1.95%	3.74
	400,396	400,769	3,850	(202)	404,417	**BBB**	4.23%	1.91%	3.52
Portfolio II									
CMBS	130,013	129,898	434	(527)	129,805	**BBB**	3.89%	1.67%	5.02
Other ABS	143,945	144,266	588	(350)	144,504	**BBB**	3.82%	1.40%	4.84
	273,958	274,164	1,022	(877)	274,309	**BBB**	3.85%	1.53%	4.93
Portfolio III									
CMBS	169,452	169,646	1,016	(254)	170,408	**BBB−**	4.26%	1.94%	4.81
Other ABS	211,768	212,038	628	(810)	211,856	**BBB**	3.87%	1.61%	3.56
	381,220	381,684	1,644	(1,064)	382,264	**BBB**	4.04%	1.75%	4.11
Portfolio IV									
CMBS	207,063	206,254	308	(139)	206,423	**BBB+**	4.00%	1.81%	5.30
Other ABS	67,952	68,025	137	(188)	67,974	**A−**	4.06%	1.82%	4.70
	275,015	274,279	445	(327)	274,397	**BBB+**	4.01%	1.81%	5.15
Total Portfolio	1,330,589	1,330,896	6,961	(2,470)	1,335,387	**BBB**	4.05%	1.77%	4.32
Other Securities									
CMBS	65,617	65,543	73	(207)	65,409	**AA−**	2.89%	0.58%	0.72
Other ABS	44,500	44,154	346	—	44,500	**AAA**	3.54%	0.90%	1.76
	110,117	109,697	419	(207)	109,909	**AA**	3.15%	0.71%	1.14
	1,440,706	1,440,593	7,380	(2,677)	1,445,296	**BBB+**	3.98%	1.69%	4.07
Restricted Cash – Cash to be Invested					7,251				
Total Asset Backed Securities (including cash to be invested)					1,452,547				

Asset backed securities, available for sale at fair value of €108.8 million have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these securities have been reclassified as pledged securities as follows:

	31 March 2006	31 December 2005
	€'000	*€'000*
Asset backed securities, available for sale (includes cash to be invested)	1,372,533	1,342,638
Asset backed securities pledged under repurchase agreements	108,828	109,909
Total Asset Backed Securities	1,481,361	1,452,547

Cumulative net unrealised gains on available-for-sale securities and hedge instruments recognised in the statement of changes in equity were as follows:

	31 March 2006	31 December 2005
	€'000	€'000
Unrealised gains on available-for-sale securities	5,709	7,380
Unrealised losses on available-for-sale securities	(4,035)	(2,677)
Unrealised losses on Restricted Short Term Investments	(576)	
Net unrealised gains on available-for-sale securities	1,098	4,703
Unrealised gain/(loss) on hedge instruments (Note 21)	13,880	(12,100)
	14,978	(7,397)

10. REAL ESTATE LOANS

The following is a summary of the Group's real estate loans at 31 March 2006.

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	S&P Rating	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Real estate loans	91,616	91,241	—	—	91,241	*	5.79%	3.42%	3.66

* Included in real estate loans are loans with a total current face amount of €47.0 million and with an average rating of BB from Standard and Poors.

As at 31 December 2005:

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	S&P Rating	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Real estate loans	93,120	92,649	—	—	92,649	*	5.49%	3.48%	3.88

11. OTHER ASSETS

	31 March 2006	31 December 2005
	€'000	€'000
Unsettled security transactions	—	26,178
Interest receivable	14,875	18,963
Rent receivable	1,875	4,222
Prepaid expenses	208	638
Derivative assets (see Note 11.1)	18,635	11,470
Other accounts Receivable	10,270	—
	45,863	61,471

11.1 Total Return Swap

Included in the Derivative Assets are two total return swaps, the fair value of which as at 31 March 2006 is €0.3 million and the collateral deposit posted is €10.5 million. These total return swaps have been recorded as Derivative Assets and are treated as trading asset that are not designated as Effective Hedging Instruments for accounting purposes and any gain or loss arising from the change in fair value of the asset is recognised through profit and loss.

In August 2005, a subsidiary entered into a total return swap with a major investment bank, whereby it receives the sum of all interest (at an average of Sterling LIBOR + 5.50%) and any positive change in value from a referenced term loan with an initial notional amount of £15 million, and pays interest (at Sterling Overnight Interbank Average — "SONIA") on the notional amount plus any negative change in value amounts from such loan. Under the contract, the subsidiary is required to post an initial collateral deposit equivalent to 36.7% of the notional amount and additional margin may be payable in the event of a decline in the value of the referenced term loan.

In December 2005, a subsidiary entered into a total return swap with a major investment bank, whereby it receives the sum of all interest (at EURIBOR + 4.00%) and any positive change in value from a referenced term loan with an initial notional amount of €25.85 million, and pays interest (at EURIBOR + 0.40%) on the notional amount plus any negative change in value amounts from such loan. Under the contract, the subsidiary is required to post an initial collateral deposit equivalent to 10.0% of the notional amount and additional margin may be payable in the event of a decline in the value of the referenced term loan.

12. REAL ESTATE FUND UNITS

Between July and October 2005, the Group purchased a €181 million interest in 1,500 Class A real estate fund units backed by a portfolio of 394 properties in Italy. The original term of the Lease Agreement is 9 years, automatically renewable for a further 9 years, unless terminated by the Agenzia del Demanio, with 12 months prior notice. The properties have a total occupancy of 100%.

	31 March 2006	31 December 2005
	€'000	*€'000*
At 1 January	189,591	—
Purchase of real estate fund units	—	181,493
Increase in fair value	2,022	8,098
	191,613	189,591

13. INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

	Freehold Land & Buildings	Leasehold Property	31 March 2006 Total	31 December 2005 Total
	€'000	*€'000*	*€'000*	*€'000*
At 1 January	448,060	15,480	463,540	318,514
Additions	1,953,867	94,042	2,047,909	143,524
Disposals	—	—	—	(459)
Increase in fair value	74,574	2,662	77,236	1,961
At 31 December	2,476,501	112,184	2,588,685	463,540

The value of investment properties incorporates 24 properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property, or if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Lease arrangements over the land on which the 24 investment properties are built have unexpired terms ranging from 3 months to 85 years.

A reconciliation of investment property valuations to the balance sheet carrying value of property is shown below:

	31 March 2006	31 December 2005
	€'000	*€'000*
Investment property at market value as determined by external valuers*	2,564,053	460,588
Add minimum payments under head leases separately included in Trade and Other Payables on the balance sheet.	24,632	2,952
Balance sheet carrying value of investment property	2,588,685	463,540

* Market values include the Drive portfolio valuation of €2,049 million based on the independent valuation from CB Richard Ellis GmbH dated 17 January 2006, resulting in a €77.9 million increase in fair value.

Schedule of Minimum Lease Payments Under Finance and Operating Leases

	Total Value 31 March 2006	Present Value 31 March 2006	Total Value 31 December 2005	Present Value 31 December 2005
	€'000	*€'000*	*€'000*	*€'000*
Under 1 year	1,203	1,163	239	227
From 2 to 5 years	5,014	4,245	1,013	778
More than 5 years	88,893	19,224	27,710	1,947
Total	95,110	24,632	28,962	2,952

Additional Information

The tables below provide additional information for the Wave and Drive portfolios and the Retail portfolio which includes the Bastion, Belfry and Truss portfolios.

Portfolio	Passing Rent	Net Rental Income	Lettable Area	Vacancy	Property Valuation	Property Cost	Net Rental Yield (Cost)
	€'000	*€'000*	*Sq Metre*	*%*	*€'000*	*€'000*	*%*
Wave	25,318	21,491	294,720	23.3%	319,400	316,907	6.8%
Drive	110,828	98,677	841,682	19.0%	2,049,025	1,971,163	5.0%
Retail	15,511	14,051	151,812	0.4%	195,628	196,787	7.1%
Total	151,657	134,219	1,288,214		2,564,053	2,484,857	5.4%

Portfolio	Rent on Expiring Leases Yr 0-1	Rent on Expiring Leases Yr 2-3	Rent on Expiring Leases Yr 4-6	Rent on Expiring Leases Yr 7-10	Rent on Expiring Leases Yr 10+	Average Lease Length	Number of Properties
	€'000	*€'000*	*€'000*	*€'000*	*€'000*	*Years*	
Wave	689	7,723	1,739	14,377	790	5.2	96
Drive	2,379	6,816	34,608	27,346	39,679	7.3	303
Retail	—	472	1,742	4,973	8,324	10.7	75
Total	3,068	15,011	38,089	46,696	48,793		474

14. INTANGIBLE ASSETS

Intangible Assets comprise software development costs with a book value as at 31 March 2006 of €0.62 million (31 December 2005: €0.54 million), after an amortisation charge of €0.04 million (31 December 2005: €0.01 million).

15. BONDS PAYABLE

CDO Bonds

As at 31 March 2006

	Class	Rating	Current Face Amount	Carrying Amount	Weighted Average Cost of Financing	Weighted Average Margin	Weighted Average Maturity (in years)
			€'000	*€'000*			
CDO I	A and B Notes	AAA/AA	351,000	348,370	3.30%	0.60%	6.1
CDO II	A, B and C Notes	AAA/AA/A	261,627	259,162	3.21%	0.50%	9.3
CDO III	A, B and C Notes	AAA/AA/A	370,000	366,617	3.19%	0.49%	9.3
Total			982,627	974,149	3.23%	0.54%	8.2

As at 31 December 2005

	Class	Rating	Current Face Amount	Carrying Amount	Weighted Average Cost of Financing	Weighted Average Margin	Weighted Average Maturity (in years)
			€'000	€'000			
CDO I	A and B Notes	AAA/AA	351,000	348,271	3.08%	0.60%	6.3
CDO II	A, B and C Notes	AAA/AA/A	265,362	262,783	3.02%	0.53%	9.5
CDO III	A, B and C Notes	AAA/AA/A	370,000	366,431	2.97%	0.49%	9.5
Total			986,362	977,485	3.02%	0.54%	8.4

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

16. BANK BORROWINGS

The bank borrowings comprises of:

		31 March 2006	31 December 2005
		€'000	€'000
Term finance	(Note 16.1)	2,349,468	782,031
Revolving credit facility	(Note 16.2)	—	18,578
Other short term financing	(Note 16.3)	33,873	34,553
		2,383,341	835,162

16.1 Term Financing

		Current Face Amount €'000		Carrying Amount €'000			
Real Estate Debt	Month raised	31 March 2006	31 December 2005	31 March 2006	31 December 2005	Hedged Weighted Average Funding Cost	Maturity
CDO IV	Jul-2005	322,461	308,321	322,095	307,917	3.29%	Jul2008
Investment Property							
Wave Portfolio	Dec-2004	245,900	245,900	242,925	242,762	4.57%	Apr2013
Belfry Portfolio	Aug-2005	56,240	56,240	55,393	55,363	4.81%	Oct2015
Bastion Portfolio	Sep-2005	26,500	26,500	26,218	26,202	4.52%	Sep2012
Truss Portfolio	Dec-2005	74,093	30,163	73,099	29,607	4.90%	Feb2016
Drive Portfolio	Feb-2006	1,525,000	—	1,509,722	—	3.51%	Jan2013
Real Estate Fund Units							
FIP Units	Jul-2005	121,875	121,875	120,016	120,180	5.42%	Jul2018
Total		2,372,069	788,999	2,349,468	782,031		

Real Estate Debt

On 14 July 2005, the Group through Eurocastle CDO IV PLC entered into a €400 million 3 year extendable warehouse facility with a major UK bank. This facility was previously used to refinance a significant part of the portfolio previously financed under short-term repurchase agreements, and is currently being used to build and finance a portfolio of asset backed securities and real estate related loans. The lender uses a rating agency CDO model to determine the level of equity contribution the Group is required to make to support the portfolio from time to time. The facility is secured over, *inter alia*, the collateral making up the portfolio. The margin payable to the lender depends on the deemed rating levels of the portfolio as determined by the rating agency model.

Investment Properties

In order to finance the Investment Property portfolios, the Group entered into non-recourse loan facilities as described in the table above. These facilities are secured in the customary manner for German real estate lending, granting security over, *inter alia*, the real estate purchased as well as rent receivables, bank accounts and shares in the Borrower. Interest in respect of these facilities is payable quarterly.

The committed Truss facility is €85 million, of which €74.1 million has been drawn at 31 March 2006.

The committed Drive facility is €1,525 million, the full amount of which has been drawn at 31 March 2006. The loan is divided into a Senior and Junior loan of €841.3m (carrying value: €837.5m) and €683.7m respectively (carrying value: €678.7m). €50m of the Junior loan incurs interest at floating rate Euribor whereas the remaining portion is fixed. Interest charges on both loans are currently based on Euribor fixing as at the start of the loan. As from 20 July 2006, the Senior loan will have a weighted average funding cost of 3.83%. As from 31 July 2006, the Junior loan will have a weighted average funding cost of 4.57%.

Real Estate Fund Units

On 22 July 2005, the Group entered into a non-recourse 13 year loan facility to finance its acquisition of 1,450 Class A Units in Fondo Immobili Pubblici. The facility is secured over, *inter alia*, the 1,450 Class A Units, an assignment of receivables under the units, a pledge over bank accounts and over shares in the Borrower. The interest rate on the loan is Euribor + 1.95%, payable semi-annually. On 21 October 2005, the Group acquired a further 50 Class A Units through the same facility.

16.2 Revolving Credit Facility

In December 2004, the Group entered into a revolving €35 million credit facility with Deutsche Bank as a means of securing access to temporary working capital. The facility is secured by receivables flowing from CDO I, CDO II, CDO III and EFL and with security assignments of the Group's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is Euribor + 2.5% p.a., while on undrawn amounts it is 0.5% p.a. The facility was increased to €50 million on 26 May 2005.

As at 31 March 2006 there was no amount drawn on this facility (31 December 2005: €18.5 million)

16.3 Other Short Term Financing

In May 2005, in order to finance the participation in a loan made to SC Karanis in connection with the Coeur Defense development in Paris, the Group entered into a full recourse €10 million one year loan facility. The facility is backed by a security assignment over the financed asset. It also contains an obligation to ensure that loan to value remains below 75%. The loan bears a rate of Euribor + 1.85%.

In August 2005, in order to finance the participation in a loan that had previously been made to Mapeley Columbus Limited in connection with certain properties leased to Abbey National PLC in the United Kingdom, the Group entered into a full recourse €24.5 million one year loan facility. The participation has been transferred to the Lender as security for the facility. It also contains an obligation to ensure that loan to value remains below 75%. The loan bears a rate of Libor + 1.00%.

17. REPURCHASE AGREEMENTS

The Company's consolidated subsidiary EFL has entered into master repurchase agreements with certain major investment banks to finance the purchase of available-for-sale securities. The obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which reset or roll monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

As at 31 March 2006, the Group's carrying amount and weighted average financing cost of these repurchase agreements was approximately €102.6 million (31 December 2005: €103.5 million) and 2.78% (31 December 2005: 2.61%) respectively.

18. TRADE AND OTHER PAYABLES

	31 March 2006	31 December 2005
	€'000	*€'000*
Security deposit	5,634	5,221
Unsettled security purchases	—	17,604
Interest payable	13,527	6,953
Due to Manager (Note 24)	1,589	4,555
Derivative liabilities	—	12,297
Finance lease payable	24,632	2,952
Accrued expenses & other payables	49,504	7,063
	94,886	56,645

19. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period.

Diluted earnings per share is calculated by dividing net profit available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Group's potential ordinary shares during the period were the stock options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Three months ended 31 March 2006	Three months ended 31 March 2005	Year to 31 December 2005
Weighted average number of ordinary shares, outstanding basic	37,644,978	18,463,670	21,392,936
Dilutive effect of ordinary share options	1,596,030	710,424	772,928
Weighted average number of ordinary shares outstanding, diluted	39,241,008	19,174,094	22,165,864

20. SHARE CAPITAL AND RESERVES

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law, 1994 (as amended). On 21 October 2003, the Company issued 118,576,700 shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004 the Shareholders resolved to receive one share for every ten shares previously held by them. In June 2004, through its initial public offering, the Company received subscriptions for and issued 6,600,000 ordinary shares at a price of €12 each. At the same time, in accordance with arrangements entered into prior to the first public issue of securities between the Company and each of Mr Bassi and Mr Dorrian, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were non-cash shares, and were issued with nil proceeds. In April 2005 the Company issued a further 5,000 shares to Paolo Bassi and 1,000 to Keith Dorrian in their capacity as Directors of the Company for nil proceeds. On 29 June 2005 the Company made a second public offering and issued 5,740,000 ordinary shares at a price of €17.25 each. After issue costs, the secondary offering raised €95 million for the Company. As at the 31 December 2005 there were 24,209,670 shares issued and outstanding.

On 27 January 2006, the Company made a further public offering and issued 11,667,000 ordinary shares at a price of €30 each. On 1 February 2006, the over-allotment option relating to the January offering was exercised resulting in 1,156,000 ordinary shares being issued at €30 each.

On February 15, 2006, immediately prior to completion of the Dresdner Portfolio acquisition, 8,571,429 shares with aggregate nominal value of €8,571,429 were issued to certain funds managed by

Fortress Investment Group LLC (the "Fortress Funds") at €17.50 each raising gross proceeds of €150 million. The principal terms of the Fortress Funds investment were agreed on 22 December 2005 and were, in relevant part, as follows:

- The Fortress Funds would invest up to €300 million by subscribing for Shares at €17.50 per Share (representing an approximately 2.75% discount to the weighted average share price for the Company's shares over the 10 day period up to 21 December 2005), provided that the Company could reduce the amount of such subscription down to €150 million were it able to raise funds prior to completion of the Dresdner acquisition; as the Company was successful in raising additional capital prior to completion of the Dresdner portfolio acquisition in the offering described above, the Fortress Funds' subscription was reduced to €150 million.

The total number of shares issued in January and February 2006 was 21,394,429 ordinary shares, with net proceeds of €523.5 million being raised for the Company.

As at 31 March 2006, there were 45,604,099 shares issued and outstanding.

Under the Company's Articles of Association, the Directors have the authority to affect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

Other Reserves

Other reserves represent the fair value of share options at the grant date, granted to the Manager in December 2004, June 2005 and February 2006.

21. HEDGE ACCOUNTING – CASH FLOW HEDGES OF INTEREST RATE RISK

The Group's policy is to hedge its exposure to interest rates and foreign currencies on a case-by-case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Group pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowing.

The gain or loss on measurement of the fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swaps are effective.

The details of interest rate swaps entered into by the Group in respect of certain of the term financing agreements are as follows:

	Wave	Bastion	Drive*	FIP	Truss	Turret
31 March 2006	***€'000***	***€'000***	***€'000***	***€'000***	***€'000***	***€'000***
Nominal amount	210,000	26,500	—	121,875	20,455	90,000
Pay rate	3.47%	3.04%	—	3.34%	3.78%	3.84%
Receive rate	3 Month Euribor	3 Month Euribor	—	6 Month Euribor	3 Month Euribor	3 Month Euribor
Remaining life	7.1	6.3	—	11.5	9.9	10.1
Fair value of swaps assets	3,322	988	—	2,261	170	687

	Wave	Bastion	Drive	FIP	Truss	Turret
31 December 2005	***€'000***	***€'000***	***€'000***	***€'000***	***€'000***	***€'000***
Nominal amount	210,000	26,500	1,300,000	121,875	—	—
Pay rate	3.47%	3.04%	3.37%	3.34%	—	—
Receive rate	3 Month Euribor	3 Month Euribor	3 Month Euribor	6 Month Euribor	—	—
Remaining life	7.3	6.5	7.1	11.8	—	—
Fair value of swaps (liabilities)/assets	(3,831)	197	(7,214)	(1,252)	—	—

* As at 31 March 2006 this Interest Rate Swap agreement related to the Drive portfolio was novated to Deutsche Bank in conjunction with the loan agreement. The positive fair value of €6.4m as at the date of novating the swap has been recorded within the hedging reserve and will be recycled through the Income Statement in the same periods during which the interest expense on the loan is recognised. A corresponding amount has been included in the carrying value of the Drive loan within term financing (refer to Note 16.1).

22. FINANCIAL INSTRUMENTS

Risk Management

This section provides details of the Group's exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Group is exposed are market risk, credit, liquidity, interest rate and foreign currency risk.

Market Risk

The Group's exposure to market risk is comprised mainly of movements in the value of its debt securities, property investments and real estate fund units.

The Group's securities are predominantly floating rate and as such are valued based on a market credit spread over Euribor and Libor benchmarks for euro and sterling denominated assets respectively. Increases in the credit spreads above such benchmarks may affect the Group's net equity, net income or cash flow

directly through their impact on unrealised gains or losses on available-for-sale securities, and therefore its ability to realise gains on such securities, or indirectly through their impact on its ability to borrow and access capital.

Under the terms of the securities contract the Group was exposed to market risk on the underlying securities as, should the intended securitisation of such assets not be consummated, the Group would be required to either purchase the securities or pay the loss realised on the disposal up to the amount of any deposits made by the Group under the contract, less any interest earned on the deposits.

The Group's investment property assets are based in Germany and Italy and are subject to general property market risks. These risks are assessed by management at the point of acquisition as well as on an ongoing basis. In addition, external valuations of the property assets are obtained during each financial year.

Credit Risk

The Group is subject to credit risk with respect to its investments in real estate and other asset backed securities and loans.

The securities the Group invests in are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitisation transaction. While the expected yield on these securities is sensitive to the performance of the underlying assets, the more subordinated securities are designed to bear the first risk of default and loss.

The Group further minimises credit risk by actively monitoring its securities portfolios and the underlying credit quality of its holdings and, where appropriate, repositioning its investments to upgrade the credit quality and yield on the investments.

The Group's securities portfolio is diversified by asset type, industry, location and issuer. This diversification minimises the risk of capital loss. At March 31, 2006, the Group's securities, which serve as collateral for its CDO financings and other borrowings, had an overall weighted average credit rating of approximately BBB.

The Group's available for sale asset backed securities and real estate loans portfolio was split between countries within Europe as follows:

	31 March 2006			31 December 2005		
	Number of Securities	Face Value of Securities	Location Split	Number of Securities	Face Value of Securities	Location Split
		€'000			€'000	
United Kingdom	60	763,921	49.9%	60	764,958	49.9%
Italy	15	253,608	16.2%	14	247,947	16.2%
Germany	24	205,766	13.2%	18	183,470	12.0%
Pan European	12	141,598	9.1%	10	141,622	9.1%
France	9	78,653	5.0%	9	79,525	5.2%
Other	16	119,003	6.6%	16	116,304	7.6%
	136	1,562,549	100%	127	1,533,826	100%

The Group's hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to the Group's derivative arrangements are major financial institutions with investment grade credit ratings with which the Group and its affiliates may also have other financial relationships. As a result, it is not anticipated that any of these counterparties will fail to meet their obligations.

The Group's German real estate portfolio consists of a Dresdner Bank office portfolio (the Drive portfolio),the Deutsche Bank office portfolio (the Wave portfolio) and a German retail property portfolio (the Bastion, Belfry and Truss portfolios). The Drive portfolio derives over 80% of its rental income from Dresdner Bank, the Wave portfolio derives over 78% of its rental income from Deutsche Bank, whilst the German retail portfolios in aggregate derive over 85% of their retail income from German national retailers, including prominent national retailers such as the Edeka Group, the Rewe Group, the Tengelmann Group, the Schwarz Group and Tegut.

The Group's Italian real estate assets comprise an investment in a real estate investment fund that owns a portfolio of 394 properties in Italy that are let to Italian government agencies.

Liquidity Risk

The Group's ability to execute its business strategy, particularly the growth of its investment portfolio, depends to a significant degree on the Group's ability to obtain additional capital.

The Group's primary source of funds for liquidity consist of net cash provided by operating activities, borrowings under loans and the issuance of debt and equity securities. The Group's loans and debt securities are generally secured directly over its assets. The Group expects that its cash on hand and cash flow provided by operations will satisfy its liquidity needs with respect to its current investment portfolio over the next twelve months. The Group expects to meet its long-term liquidity requirements, specifically the repayment of its debt obligations, through additional borrowings and the liquidation, refinancing or repayment of its assets at maturity.

A significant portion of the Group's investments are financed with collateralised debt obligations, known as CDOs. If spreads for CDO liabilities widen or if demand for such liabilities ceases to exist, then the ability to execute future CDO financings will be restricted. Proceeds from the sale of real estate and other asset backed securities which serve as collateral for the Group's CDO financings, including gains thereon, are required to be retained in the CDO structure until the related bonds are retired and are therefore not available to fund current cash needs.

The Group's real estate securities are financed long-term and their credit status is continuously monitored; therefore, these investments are expected to generate a generally stable current return, subject to interest rate fluctuations. The Group's operating real estate is also financed long-term and primarily leased to credit tenants with long-term leases and is therefore also expected to generate generally stable current cash flows.

As described in Note 16, the Group has access to temporary working capital through a revolving €50 million credit facility.

Interest Rate Risk

The Group's primary interest rate exposures relate to its real estate and other asset backed securities, loans and floating rate debt obligations, as well as its interest rate swaps. Changes in the level of interest rates also can affect the Group's ability to acquire securities and loans and its ability to realise gains from the settlement of such assets.

The Group's general financing strategy focuses on the use of match-funded structures, meaning that it seeks to match the maturities of its debt obligations with the maturities of its investments to minimise the risk that the Group will have to refinance its liabilities prior to the maturities of its assets, reducing the impact of changing interest rates on its earnings. In addition, the Group match funds interest rates on its investments with like-kind debt directly or through the use of interest rate swaps. However, based on a variety of factors, the Manager finances certain assets on a short term basis, including the use of repurchase agreements.

The interest rate profile of the Group at 31 March 2006 and 31 December 2005 was as follows:

Assets

Type	Total per consolidated balance sheet	Non interest bearing assets	Within 1 year		1 to 5 years		Over 5 years	
			Fixed	Variable	Fixed	Variable	Fixed	Variable
	€'000	€'000	%	%	%	%	%	%
31 March 2006								
Cash and cash equivalents	42,535	—	—	42,535	—	—	—	—
Restricted Cash	4,237			4,237				
Restricted Short Term Investments	40,150	—	—	40,150	—	—	—	—
Asset backed securities, available for sale (includes cash to be invested)	1,372,532	—	39,668	91,852	16,270	706,961	—	517,781
Asset backed securities, pledged under repurchase agreements	108,829	—	—	58,623	—	44,500	—	5,706
Real estate related loans	91,241	—	—	27,909	—	31,565	—	31,767
Real estate fund units	191,613	—	191,613	—	—	—	—	—
Investment property	2,588,685	2,588,685	—	—	—	—	—	—
Intangible assets	620	620	—	—	—	—	—	—
Other assets	45,863	16,290	640	21,506	—	—	7,427	—
	4,486,305	2,605,595	231,921	286,812	16,270	783,026	7,427	555,254
31 December 2005								
Cash and cash equivalents	13,640	—	—	13,640	—	—	—	—
Asset backed securities, available for sale (includes cash to be invested)	1,342,638	—	8,203	99,452	39,985	716,625	—	478,373
Asset backed securities, pledged under repurchase agreements	109,909	—	—	59,593	—	44,500	—	5,816
Real estate related loans	92,649	—	—	13,478	—	79,171	—	—
Real estate fund units	189,591	—	189,591	—	—	—	—	—
Investment property	463,540	463,540	—	—	—	—	—	—
Intangible assets	542	542	—	—	—	—	—	—
Other assets	61,471	31,586	568	29,120	—	—	197*	—
	2,273,980	495,668	198,362	215,283	39,985	840,296	197	484,189

* Net interest rate swap receivable related to the cash flow hedges as described in Note 21

Liabilities

Type	Total per consolidated balance sheet	Non interest bearing assets	Within 1 year		1 to 5 years		Over 5 years	
			Fixed	Variable	Fixed	Variable	Fixed	Variable
	€'000	€'000	%	%	%	%	%	%
31 March 2006								
CDO bonds payable	974,149	—	—	—	—	—	—	974,149
Bank loans	2,383,341	—	—	33,874		322,095	1,941,472	85,900
Repurchase agreements	102,556	—	—	102,556	—	—	—	—
Taxation payable	2,624	2,624	—	—	—	—	—	—
Trade and other payables	94,886	81,360	—	13,526	—	—	—	—
	3,557,556	83,984	—	149,956	—	322,095	1,941,472	1,060,049
31 December 2005								
CDO bonds payable	977,485	—	—	—	—	—	—	977,485
Bank loans	835,162	—	—	53,131	—	307,917	441,352	32,762
Repurchase agreements	103,542	—	—	103,542	—	—	—	—
Taxation payable	2,278	2,278	—	—	—	—	—	—
Trade and other payables	56,645	37,395	—	6,953	—	—	12,297*	—
	1,975,112	39,673	—	163,626	—	307,917	453,649	1,010,247

* Net interest rate swap payable related to the cash flow hedges as described in Note 21

Foreign Currency Risk

The Group's primary foreign currency exchange rate exposures relate to its sterling denominated portfolio of securities and loans. Changes in the currency rates can adversely impact the fair values and earnings streams of the Groups's non euro denominated assets and liabilities. The Group has mitigated this impact through a combination of (i) sterling denominated financing and (ii) rolling forward foreign exchange contacts to hedge its net sterling equity investment.

In connection with the Group's purchase of its available-for-sale real estate and other asset backed securities and real estate loans, the foreign currency risk is covered through forward foreign currency exchange contracts.

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of carrying amounts and fair values of all of the Company's financial instruments that are carried in the financial statements.

	31 March 2006 Carrying Value	31 December 2005 Carrying Value	31 March 2006 Fair Value	31 December 2005 Fair Value
	€'000	*€'000*	*€'000*	*€'000*
Financial Assets				
Cash and cash equivalents	42,535	13,640	42,535	13,640
Restricted Cash	4,237	—	4,237	—
Restricted Short Term Investments	40,150	—	40,150	—
Asset backed securities, available for sale (includes cash to be invested)	1,372,532	1,342,638	1,372,532	1,342,638
Asset backed securities, pledged under repurchase agreements	108,829	109,909	108,829	109,909
Real estate related loans	91,241	92,649	91,241	92,649
Real estate fund units	191,613	189,591	191,613	189,591
Investment property	2,588,685	463,540	2,588,685	463,540
Financial Liabilities				
CDO bonds payable	974,149	977,485	974,149	977,485
Bank loans	2,383,341	835,162	2,380,159	836,393
Repurchase agreements	102,556	103,542	102,556	103,542

23. SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors and pursuant to the confidential information memorandum dated August 2003) adopted a nonqualified share option plan (the "Company Option Plan") for officers, Directors, employees, consultants and advisors, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was calculated by reference to an option pricing model.

In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also calculated by reference to an option pricing model. In June 2005 following the secondary public offering, the Manager was granted an additional 574,000 options at an exercise price of €17.25 per share. The fair value of the additional options at the date of grant was €0.6 million. The Manager's options represent an amount equal to 10% of the ordinary shares issued by the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

In February 2006, following the third public offering, the Manager was granted an additional 857,142 options at an exercise price of €18.00 per share, and 1,282,300 options at €30.00 per share. The fair value of the additional options at the date of grant was €4.8m and €2.1m respectively. The Manager's options represent an amount equal to 10% of the ordinary shares issued by the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

The fair value at the date of grant of options granted to the Manager has been offset against the proceeds from issuance of ordinary shares as the grant of options is a cost of capital.

24. DIVIDENDS PAID & DECLARED

	Three months ended 31 March 2006	Year to 31 December 2005
	€'000	€'000
Paid during the 3 months ended 31 March 2006:	8,958	27,610
Equity dividends on ordinary shares:		
First quarter dividend for 2006: €0.30 (2005: €0.33)	13,681	6,093
Second quarter dividend for 2005: €0.35 (2004: nil)	—	6,095
Third quarter dividend for 2005: €0.37 (2004: €0.30)	—	6,464
Fourth quarter dividend for 2005: €0.37 (2004: €0.30)	—	8,958
	13,681	27,610

25. MANAGEMENT AGREEMENT & RELATED PARTY TRANSACTIONS

The Company entered into the Management Agreement with the Manager in August 2003, which provides for an initial term of ten years with automatic three year extensions, subject to certain termination rights. The Management Agreement may be terminated by the Company by payment of a termination fee, as defined in the Management Agreement, equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination, upon the vote of a majority of the holders of the outstanding ordinary shares. Pursuant to the Management Agreement, the Manager, under the supervision of the Company's board of directors, will formulate investment strategies, arrange for the acquisition of assets, arrange for financing, monitor the performance of the Group's assets and provide certain advisory, administrative and managerial services in connection with the operations of the Group. For performing these services, the Company will pay the Manager an annual fee (payable monthly in arrears) of 1.5% of the gross equity of the Company, as described in the Management Agreement.

The Management Agreement provides that the Company will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on the Company's behalf, including the cost of legal, accounting, tax, auditing, administrative, asset management, property management and other similar services rendered for the Company by providers retained by the Manager or, if provided by the Manager's or its affiliates' employees, in amounts which are no greater than those that would be payable to external professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arms-length basis. Such expenses have been included in the Consolidated Income Statement.

To provide an incentive for the Manager to enhance the value of the Company's ordinary stock, the Manager is entitled to receive incentive compensation on a cumulative, but not compounding, basis in an amount equal to the product of (A) 25% of the euro amount by which (1) funds from operations ("FFO") of the Company before the incentive compensation per ordinary share, exceeds (2) an amount equal to (a) the weighted average of the price per ordinary share in any offerings by the Company (adjusted for any prior capital dividends or distributions) multiplied by (b) a simple interest rate of eight percent (8%) per annum multiplied by (B) the weighted average number of ordinary shares outstanding during such period.

FFO is used to compute the Company's incentive compensation to the Manager. FFO, for these purposes, represents net income (computed in accordance with International Financial Reporting Standards), plus depreciation and amortisation on real estate property (and excluding accumulated depreciation and amortisation from the computation of gain or loss on sold real estate property), after adjustments for unconsolidated partnerships and joint ventures (calculated to reflect FFO on the same basis).

At 31 March 2006 management fees, incentive fees and expense reimbursements of approximately €1.6 million (31 December 2005: €4.5 million) were due to the Manager. For the three months ended 31 March 2006 management fees of €2.4m (31 December 2005: €3.6m) and incentive fees of €0.3m (31 December 2005: €3.8m) were charged to the income statement.

Keith Dorrian and Paolo Bassi each currently receive €30,000 per annum payable semi-annually in equal instalments. Wesley R. Edens does not receive any remuneration from the Company.

As stated in Note 20, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in April 2005 with nil proceeds.

26. INVESTMENT IN SUBSIDIARIES

The legal entity group structure of Eurocastle is designed to support the Group's businesses within an efficient legal, tax, regulatory and funding framework.

The significant operating subsidiaries, in which the Company owns directly or indirectly a 100% equity interest, which are listed by jurisdiction below:

Luxemburg:

Luxgate s.a.r.l.
Drive s.ar.l.
Eurobarbican s.a.r.l.
Bastion Participation s.a.r.l
Belfry Participation s.a.r.l
Truss Participation s.a.r.l
Finial s.a.r.l

Germany:

Dresdner Grund-Fonds
Shortwave Acquisition GmbH
Longwave Acquisition GmbH
Bastion GmbH & Co.KG
Belfry GmbH & Co.KG
Truss GmbH & Co.KG

Additionally, the Company has investments in Eurocastle Funding Limited, Eurocastle CDO I PLC, Eurocastle CDO II PLC, Eurocastle CDO III PLC and Eurocastle CDO IV PLC that it consolidates in accordance with SIC 12.

27. SUBSEQUENT EVENTS

First Quarter 2006 Dividend

On 17 May 2006 the directors declared a first quarter 2006 dividend of €0.30 per share to all holders of shares on 17 May 2006, the record date. The total dividend to be paid on 2 June 2006 is €13,681,230.

On 16 May 2006, Paolo Bassi and Keith Dorrian were issued with 5,000 shares and 1,000 shares, respectively, for nil proceeds (refer to Note 20)

On 18 May 2006, the Group increased its existing revolver facility (refer to Note 16.2) to €150m. The interest rate on drawn amounts is Euribor + 1.5% per annum, while on undrawn amounts it is 0.4% per annum.

28. COMMITMENTS

As at 31 March 2006, amounts contracted for but not provided in the financial statements for the acquisition of Investment property amounted to:

- Entered into agreements to acquire a further €14.1 million representing 7 retail properties within the Truss portfolio
- Entered into agreements to acquire a further €70.2 million representing 35 retail properties within the Turret portfolio

PART XII

UNAUDITED RESULTS FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2006

The financial information set out below has been extracted, without material adjustment, from the unaudited results for the Company for the six-month period ended 30 June 2006. The financial statements of the Company are prepared under International Financial Reporting Standards (IFRS).

EUROCASTLE INVESTMENT LIMITED

Financial Report for the Half Year ended 30 June 2006

First Half 2006 Highlights

- Dividends declared for the second quarter 2006 is 40 cents per share on 45.7 million shares outstanding. First quarter 2006 dividend was 30 cents per share on 45.6 million shares outstanding
- Committed to purchase or entered into exclusive negotiations to purchase an additional €840 million of real estate assets towards Eurocastle's 2006 target of €1 billion in new acquisitions. Approximately €46 million of the €840 million was funded in the second quarter 2006
- Increased real estate investment portfolio to €2.8 billion
  - Completed the acquisition of a €2 billion German property portfolio from Dresdner Bank in February 2006, via the acquisition of Dresdner Grund-Fonds
  - Funded €14.5 million in the second quarter which completes the acquisition of a €107 million retail property portfolio yielding approximately 7%, which began in the fourth quarter 2005
- Raised net proceeds of €524 million of new equity capital, helping to more than triple equity book value from year end 2005 to €935.9 million, or an increase of 66% to €20.49 on a per share basis
- Increase in net asset value includes revaluation gains of €77.3 million, which are included in operating income for the half year.
- Increased occupancy of property portfolios
  - Deutsche Bank portfolio current occupancy rate of 78.2% at quarter end, up from 74.6% at 2005 year end
  - Dresdner Bank portfolio increased occupancy to 81.4% at 30 June 2006, up from 80.7% at time of acquisition

Selected Financial Data

Second Quarter 2006

- Net profit after tax of €13.7 million for the second quarter 2006, increased from €6.8 million for the second quarter 2005, an increase of 103%
- Earnings per ordinary share of €0.30, or €0.29 per diluted share, for the second quarter 2006 compared to €0.36 per ordinary share, or €0.35 per diluted share, for the second quarter 2005
- Funds from operations ("FFO", see Key Financial Information) increased by 189% to €18.0 million for the second quarter 2006 from €6.2 million for the second quarter 2005
- FFO of €0.40 per ordinary share, or €0.38 per diluted share
- FFO return on average invested capital* was 8.9% for the second quarter 2006

First Half 2006

- Net profit after tax of €106.6 million for the first half 2006, increased from €13.2 million for the first half 2005, an increase of 707%
- Earnings per ordinary share of €2.56, or €2.46 per diluted share, for the first half 2006 compared to €0.71 per share, or €0.69 per diluted share, for the first half 2005

- Funds from operations ("FFO", see Key Financial Information) increased by 151% to €31.9 million for the first half 2006 from €12.7 million for the first half 2005

- FFO of €0.77 per ordinary share, or €0.74 per diluted share

- FFO return on average invested capital* was 8.9% for the first half 2006

Conference Call

Management will conduct a conference call today, 23 August 2006 to review the Company's financial results for the half year and quarter ended 30 June 2006. The conference call is scheduled for 3 P.M. London time (10 A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialing +1-866-323-3742 (from within the U.S.) or +1-706-643-0550 (from outside of the U.S.) ten minutes prior to the scheduled start of the call; please reference "Eurocastle Second Quarter Earnings Call."

A webcast of the conference call will be available to the public on a listen-only basis at www.eurocastleinv.com. Please allow extra time prior to the call to visit the site and download the necessary software required to listen to the internet broadcast. A replay of the webcast will be available for three months following the call.

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on Wednesday, 30 August 2006 by dialing +1-800-642-1687 (from within the U.S.) or +1-706-645-9291 (from outside of the U.S.); please reference access code "4508124."

Key Financial Information

Funds From Operations ("FFO") (Unaudited)

(in €'000, except per share data)	Six Months Ended 30 June 2006	Six Months Ended 30 June 2005	Three Months Ended 30 June 2006	Three Months Ended 30 June 2005
Reconciliation of FFO to net profit after taxation				
Net profit after taxation	106,606	13,215	13,705	6,760
Increase in fair value of investment properties	(77,296)	(513)	(61)	(513)
Decrease in fair value of real estate fund units	2,351	—	4,374	—
Deferred tax charge on investment properties	260	—	26	—
Funds from operations (FFO)	31,921	12,702	18,044	6,247
FFO per weighted average basic share	0.77	0.69	0.40	0.34
FFO per weighted average diluted share	0.74	0.66	0.38	0.32

FFO is an appropriate measure of the underlying operating performance of real estate companies because it provides investors with information regarding our ability to service debt and make capital expenditures. Furthermore, FFO is used to compute incentive compensation to the manager. FFO, as defined by Eurocastle, represents net profit after taxation (computed in accordance with IFRS), excluding changes in the fair value of investment properties net of attributable deferred taxation and mark to market fluctuations in real estate fund units. The Group considers gains and losses on resolution of its investments to be a normal part of its recurring operations and therefore does not exclude such gains and losses when arriving at FFO. FFO does not represent cash generated from operating activities in accordance with IFRS and therefore should not be considered an alternative to cash flow as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs. Eurocastle's calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

* Invested capital represents capital and reserves less hedging reserves and net unrealised gains on available-for-sale securities, real estate fund units and investment properties (net of attributable deferred taxation).

Income Statement Data (Unaudited)

(in €'000, except per share data)	Six Months Ended 30 June 2006	Six Months Ended 30 June 2005	Three Months Ended 30 June 2006	Three Months Ended 30 June 2005
Interest income	43,347	30,437	22,928	15,728
Rental income	63,108	12,655	39,300	6,306
Real estate fund unit interest income	9,595	—	4,865	—
Increase/(decrease) in fair value of investment properties and real estate fund units	74,945	513	(4,313)	513
Interest expense	62,801	25,495	36,258	13,103
Other income/(expenses)	(21,139)	(4,608)	(12,714)	(2,540)
Net profit before taxes	107,055	13,502	13,808	6,904
Net profit after taxation	106,606	13,215	13,705	6,760
Earnings per weighted average basic share	2.56	0.71	0.30	0.36
Earnings per weighted average diluted share	2.46	0.69	0.29	0.35

Balance Sheet Data

(in €'000, except per share data)	Unaudited As of 30 June 2006	As of 31 December 2005
Cash and cash equivalents	43,037	13,640
Restricted cash and short term investments	44,816	—
Asset backed securities (includes cash to be invested and securities pledged under repurchase agreements)	1,500,785	1,452,547
Real estate loans (includes loans pledged under repurchase agreements)	81,809	92,649
Real estate fund units	187,274	189,591
Investment property	2,648,478	463,540
Total assets	4,567,173	2,273,980
Debt obligations	3,631,263	1,916,189
Shareholders' equity	935,908	298,866
Book value per ordinary share	20.49	12.34

	Quarter Ended 30 June 2006	Quarter Ended 30 June 2005	Six Months Ended 30 June 2006	Six Months Ended 30 June 2005
Weighted Average Ordinary Shares Outstanding				
Basic	45,624,059	18,529,515	41,656,560	18,529,515
Diluted	47,368,788	19,253,965	43,327,351	19,253,965
Ordinary Shares Outstanding	45,681,245	24,209,670	45,681,245	24,209,670

Second Quarter 2006 Dividend

Eurocastle aims to pay out substantially all of its earnings in the form of quarterly dividends to shareholders. The Board of Directors has declared a quarterly cash dividend of €0.40 per share for the quarter ended 30 June 2006. The €0.40 per share dividend is payable on 8 September 2006 to holders on record of Eurocastle's shares on 23 August 2006.

Portfolio Review

The first half of 2006 was a very successful one for Eurocastle. The management team in Germany continued to make good progress in leasing up the Deutsche Bank portfolio and increased the occupancy from 74.6% at year end 2005 to currently 78.2%. In a short period of time, Eurocastle has successfully integrated the portfolio acquired from Dresdner Bank and has already increased the occupancy from 80.7% to 81.4%.

Eurocastle's dedicated real estate acquisition team has also been very active and the Company is well under way to achieve the acquisition target of €1 billion in 2006. Eurocastle has committed to purchase or entered into exclusive negotiations to purchase €840 million of real estate assets towards Eurocastle's 2006 target of €1 billion in new acquisitions. Approximately €46 million of the €840 million was funded in the second quarter 2006.

Real Estate Investment Portfolio

As of 30 June 2006, Eurocastle owned an approximate €2.8 billion portfolio of real estate investments, comprising investment properties of €2.6 billion (including unrealised fair value gains of €77.3 million for the first half 2006) and real estate fund units of €187.3 million (including unrealised fair value losses of €2.4 million for the first half 2006). Real estate investments accounted for 85% of Eurocastle's total invested equity.

Overview Real Estate Investment Portfolio

	Unaudited As of 30 June 2006	As of 31 December 2005
Investment properties at fair value		
Thereof		
Drive*	2,068,040	—
Wave*	323,943	322,352
Retail*	256,495	141,188
Real estate fund units	187,274	189,591
Total investment in real estate investments	2,835,752	653,131
Weighted average asset yield	5.86%	7.69%
Weighted average liability cost	4.35%	4.84%
Weighted average net spread	1.51%	2.85%

* Investment property portfolios defined on page 18

Investment Properties

Drive Portfolio

The Drive portfolio is Eurocastle's €2.1 billion German property portfolio purchased from Dresdner Bank, via the acquisition of Dresdner Grund-Fonds. The portfolio is composed of 303 German commercial real estate properties or approximately 840,000 square meters of lettable space. Dresdner Bank represents approximately 80% of rental income and the average lease is approximately 7.0 years with an average occupancy of 81.4%, up from 80.7% at the time of acquisition.

Wave Portfolio

The Wave portfolio consists of 96 properties or approximately 295,000 square meters primarily of office space, which is leased mainly to Deutsche Bank for an average remaining life of 5.0 years with occupancy of 78.2% at quarter end, up from 74.6% at 31 December 2005.

Retail Portfolio

As of 30 June 2006, Eurocastle owned 103 recently developed German retail properties located throughout Germany. The properties were purchased for an aggregate purchase price of €255 million representing approximately 197,000 square meters of lettable space. The space is leased to leading German retailers with occupancy of 99.9% for an average lease term of approximately 10.0 years.

Acquisitions

In the first half of 2006, Eurocastle substantially increased its real estate portfolio to €2.8 billion. In February 2006, the Company completed the acquisition of a €2 billion German property portfolio from Dresdner Bank via the acquisition of Dresdner Grund-Fonds. Furthermore, Eurocastle funded €14.5 million in the second quarter which completes the acquisition of the €107 million retail property portfolio yielding approximately 7%, which began in December 2005.

In addition, the Company has committed to purchase or entered into exclusive negotiations to purchase €840 million of real estate assets towards Eurocastle's 2006 target of €1 billion in new acquisitions. Approximately €46 million of the €840 million was funded in the second quarter 2006.

Real Estate Fund Units

As of 30 June 2006, Eurocastle had a total interest of €187 million (including cumulative unrealised fair value gains of €5.7 million since acquisition) in a real estate investment fund that owns a portfolio of approximately 400 Italian properties. The properties are let to Italian government agencies. The original term of the Lease Agreement is 9 years (7.5 years remaining), with an extension option for a further 9 years. The properties are 100% occupied.

Debt Investment Portfolio

Overview of Real Estate and Other ABS Securities and Real Estate Loans

	Unaudited As of 30 June 2006	As of 31 December 2005
Total debt investments (excluding restricted cash)	1,560,918	1,537,945
Weighted average asset margin (above Euribor)	1.87%*	1.88%
Weighted average liability spread	0.54%*	0.53%
Weighted average net spread	1.33%	1.35%
Weighted average credit rating	BBB	BBB+
Percentage investment grade of securities portfolio	81%	87%
Number of securities and loans	136	127

* Includes assets and liabilities referenced under total return swaps

Portfolio

As of 30 June 2006, Eurocastle's total debt investment portfolio of approximately €1.6 billion represented 15% of the Company's total equity. The debt portfolio included €705 million of CMBS, €774 million of other asset backed securities (including €353 million of RMBS) and €82 million of loans. The debt investment portfolio is well diversified with 136 securities and loans and an average life of approximately 4.15 years; approximately 97% of the portfolio comprises floating-rate securities. The portfolio is geographically diversified with direct exposures of 45% in the UK, 19% in Italy, 15% in Germany, 8% Pan European and 5% in France. The average credit quality of the securities portfolio is BBB and approximately 81% of the securities are rated investment grade. The portfolio's weighted average credit spread was approximately 1.87% as of 30 June 2006.

Eurocastle's debt investment portfolio has continued to perform well. As of 30 June 2006, none of the Company's securities or loans had defaulted, and there have been no principal losses to date. Within Eurocastle's debt investment portfolio, the company continues to seek investments that will generate superior risk-adjusted returns with a long-term objective of capital preservation and earnings stability in varying interest rate and credit cycles.

Acquisitions

In the first half 2006, Eurocastle purchased approximately €221.8 million of real estate related securities. The securities purchased during the first half had an average credit rating of BBB− and an average credit spread above Euribor of 1.83%.

After allowing for sales of securities and principal redemptions, the net increase in face amount of real estate related securities and real estate related loans during the first half was €27.9 million, maintaining the amount of these at approximately €1.6 billion at 30 June 2006.

Financing

Debt Financing

During the first half, Eurocastle entered into €1.525 billion 7-year fixed interest term loans to finance the Dresdner Bank portfolio acquisition at an all-in cost of 4.16%. The Company also utilised a further €55 million of an €85 million 10-year fixed rate term facility to finance the purchase of the 21 additional retail properties. The amount drawn on the facility has an all-in finance cost of 4.97%. The Company raised additional financing to fund the purchase of 21 properties, utilising €35 million of a €120 million 10-year fixed rate term facility at an all-in financing cost of 4.91%.

Eurocastle continues to finance its real estate investment portfolio with fixed rate term loans, which has substantially eliminated exposure to increased interest rates. This is consistent with our objective of locking in the spread between the yield on our investments and the cost of financing those investments.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements. Such forward-looking statements relate to, among other things, the operating performance of our investments and financing needs. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "endeavour," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue" or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of future plans or strategies is limited. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance may differ materially from those set forth in the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results.

INDEPENDENT REVIEW REPORT TO EUROCASTLE INVESTMENT LIMITED

Introduction

We have reviewed the accompanying consolidated balance sheet of Eurocastle Investment Limited and its subsidiaries, as of 30 June 2006 and the related consolidated income statement, statement of changes in equity and statement of cash flows for the six-month period then ended, and summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and presentation of this interim financial information in accordance with International Financial Reporting Standards ("IFRS"). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with International Financial Reporting Standards ("IFRS").

Ernst and Young LLP
London

22nd August 2006

CONSOLIDATED INCOME STATEMENT

	Notes	Unaudited Six Months Ended 30 June 2006	Unaudited Six Months Ended 30 June 2005	Unaudited Three Months Ended 30 June 2006	Unaudited Three Months Ended 30 June 2005
		€'000	*€'000*	*€'000*	*€'000*
Operating Income					
Interest income	3	43,347	30,437	22,928	15,728
Rental income	4	63,108	12,655	39,300	6,306
Real estate fund unit interest income		9,595	—	4,865	—
Realised gain on disposal of available-for-sale securities		289	1,853	8	932
Increase in fair value of investment properties		77,296	513	61	513
Decrease in fair value of real estate fund unit		(2,351)	—	(4,374)	—
Decrease in fair value of total return swap		(103)	—	(143)	—
Total operating income		191,181	45,458	62,645	23,479
Operating Expenses					
Interest expense	5	62,801	25,495	36,258	13,103
Losses on foreign currency contracts/currency translation		967	1,159	485	993
Property expenses		8,435	1,202	5,451	1,096
Other operating expenses	6	11,923	4,100	6,643	1,383
Total operating expenses		84,126	31,956	48,837	16,575
Operating Profit before Taxation		107,055	13,502	13,808	6,904
Taxation expense – current	7	189	287	77	144
Taxation expense – deferred	7	260	—	26	—
Net Profit after Taxation		106,606	13,215	13,705	6,760
Earnings Per Ordinary Share					
Basic	19	2.56	0.71	0.30	0.36
Diluted	19	2.46	0.69	0.29	0.35
Weighted Average Ordinary Shares Outstanding					
Basic	19	41,656,560	18,529,515	45,624,059	18,529,515
Diluted	19	43,327,351	19,253,965	47,368,788	19,253,965

See notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEET

	Notes	Unaudited 30 June 2006	31 December 2005
		€'000	€'000
Assets			
Cash and cash equivalents		43,037	13,640
Restricted cash	8	4,389	—
Restricted short term investments	8	40,427	—
Asset backed securities, available-for- sale (includes cash to be invested)	9	1,450,534	1,342,638
Asset backed securities pledged under repurchase agreements	9	50,251	109,909
Real estate related loans	10	81,809	92,649
Real estate fund units	12	187,274	189,591
Investment property	13	2,648,478	463,540
Intangible assets	14	659	542
Other assets	11	60,315	61,471
Total assets		4,567,173	2,273,980
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 45,681,245 shares issued and outstanding at 30 June 2006	20	804,329	286,801
Net unrealised gain on available-for-sale securities	8,9	698	4,703
Hedging reserve	21	20,535	(12,100)
Accumulated profit		102,409	18,442
Other reserves	20	7,937	1,020
Total equity		935,908	298,866
Minority Interests		2	2
Liabilities			
CDO bonds payable	15	976,528	977,485
Bank borrowings	16	2,492,859	835,162
Repurchase agreements	17	46,899	103,542
Taxation payable	7	2,727	2,278
Trade and other payables	18	112,250	56,645
Total liabilities		3,631,263	1,975,112
Total equity and liabilities		4,567,173	2,273,980

See notes to the consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

	Unaudited Six Months Ended 30 June 2006	Unaudited Six Months Ended 30 June 2005
	€'000	*€'000*
Cash Flows From Operating Activities		
Net profit before taxation	107,055	13,502
Adjustments for:		
Unrealised gain/(loss) on foreign currency contracts	967	(76)
Accretion of discounts on securities	(291)	(2,854)
Amortisation of borrowing costs	1,804	525
Realised gain on disposal of available-for-sale securities	(289)	(1,853)
Shares granted to directors	172	27
Amortisation of intangible assets	61	—
Revaluation (gain)/loss of real estate fund units	2,351	—
Revaluation (gain) of investment properties	(77,296)	(513)
Revaluation (gain) of total return swap	(40)	—
Net change in operating assets and liabilities:		
(Increase) in restricted short-term investments	(40,427)	—
(Increase)/decrease in restricted cash	(4,389)	1,043
Decrease/(increase) in other assets	15,486	(3,896)
Increase in trade and other payables	67,399	27,441
Net cash flows from operating activities	72,563	33,346
Cash Flows From Investing Activities		
Purchase of investment property	(2,107,642)	(424)
Net movement of available-for-sale securities	(114,263)	(220,898)
Net movement of securities pledged under repurchase Agreements	60,185	—
Net movement of real estate related loans	10,840	—
Additions to real estate fund units	(34)	—
Purchase of intangible assets	(178)	—
Net cash flows used in investing activities	(2,151,092)	(221,322)
Cash Flows From Financing Activities		
Proceeds of issuance of ordinary shares	535,401	99,015
Costs related to issuance of ordinary shares	(11,128)	(3,998)
Proceeds from issuance of bonds	—	445,943
Costs related to issuance of bonds	—	(4,523)
Borrowings under repurchase agreements	(56,643)	106,188
Repayments under warehouse borrowing facility	—	(350,843)
Net movement of bank borrowings	1,662,935	(14,261)
Dividends paid to shareholders	(22,639)	(12,188)
Net Cash Flows from Financing Activities	2,107,926	265,333
Net Increase in Cash and Cash Equivalents	29,397	77,357
Cash and Cash Equivalents, Beginning of Period	13,640	10,293
Cash and Cash Equivalents, End of Period	43,037	87,650

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Ordinary Shares (Adjusted for Share Consolidation)	Share Capital	Other Reserves	Net Unrealised Gains/(Losses)	Hedging Reserves	Accumulated Profit (Loss)	Total Equity
		€'000	€'000	€'000	€'000	€'000	€'000
At 1 January 2005	18,463,670	192,309	400	6,604	713	6,394	206,420
Net unrealised gain on available-for-sale securities	—	—	—	4,038	—	—	4,038
Issuance of shares – June 2005	5,740,000	99,015	—	—	—	—	99,015
Costs related to issue of shares – June 2005	—	(3,998)	—	—	—	—	(3,998)
Issuance of ordinary shares to directors	6,000	108	—	—	—	—	108
Realised gains reclassified to the income statement	—	—	—	2	—	—	2
Realised losses reclassified to the income statement	—	—	—	(1,392)	—	—	(1,392)
Net unrealised loss on hedge instruments	—	—	—	—	(6,892)	—	(6,892)
Costs related to issue of options on follow on share issue	—	(620)	620	—	—	—	—
Net gains/(losses) not recognised in the income statement	—	—	1,020	9,252	(6,179)	—	4,093
Net profit for the six months	—	—	—	—	—	13,215	13,215
Total Movement for the Period	—	—	—	2,648	(6,892)	13,215	8,970
Dividends paid	—	—	—	—	—	(18,652)	(18,652)
At 30 June 2005 (Unaudited)	24,209,670	286,814	1,020	9,252	(6,179)	957	291,864

	Ordinary Shares (Adjusted for Share Consolidation)	Share Capital	Other Reserves	Net Unrealised Gains/(Losses)	Hedging Reserves	Accumulated Profit (Loss)	Total Equity
		€'000	€'000	€'000	€'000	€'000	€'000
At 1 July 2005	24,209,670	286,814	1,020	9,252	(6,179)	957	291,864
Net unrealised (loss) on available-for-sale securities	—	—	—	(3,827)	—	—	(3,827)
Costs related to issue of shares – June 2005	—	(13)	—	—	—	—	(13)
Realised losses reclassified to the income statement	—	—	—	(722)	—	—	(722)
Net unrealised loss on hedge instruments	—	—	—	—	(5,921)	—	(5,921)
Net Gains/(Losses) Not Recognised in the Income Statement	—	—	1,020	4,703	(12,100)	—	(6,377)
Net profit for the period	—	—	—	—	—	26,443	26,443
Total Movement for the Year	—	—	—	(4,549)	(5,921)	26,443	15,973
Dividends paid	—	—	—	—	—	(8,958)	(8,958)
At 31 December 2005	24,209,670	286,801	1,020	4,703	(12,100)	18,442	298,866

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Ordinary Shares (Adjusted for Share Consolidation)	Share Capital	Other Reserves	Net Unrealised Gains/(Losses)	Hedging Reserves	Accumulated Profit (Loss)	Total Equity
		€'000	*€'000*	*€'000*	*€'000*	*€'000*	*€'000*
At 1 January 2006	24,209,670	286,801	1,020	4,703	(12,100)	18,442	298,866
Net unrealised loss on available-for-sale securities	—	—	—	(4,034)	—	—	(4,034)
Issuance of shares – January 2006	21,394,429	534,690	—	—	—	—	534,690
Costs related to issue of shares – January 2006	—	(11,128)	—	—	—	—	(11,128)
Issuance of ordinary shares to directors	6,000	172	—	—	—	—	172
Share options exercised – June 2006	71,146	711	—	—	—	—	711
Realised losses reclassified to the income statement	—	—	—	29	—	—	29
Net unrealised gain on hedge instruments	—	—	—	—	32,635	—	32,635
Cost related to issue of options on follow on share issue	—	(6,917)	6,917	—	—	—	—
Net *Gains Not* Recognised in the Income Statement	—	—	7,937	698	20,535	—	29,170
Net profit for the six months	—	—	—	—	—	106,606	606,606
Total Movement for the Period	—	—	6,917	(4,005)	32,635	106,606	142,175
Dividends paid	—	—	—	—	—	(22,639)	(22,639)
At 30 June 2006 (Unaudited)	45,681,245	804,329	7,937	698	20,535	102,409	935,908

UNAUDITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. Eurocastle Investment Limited is a Euro denominated Guernsey closed-end investment company listed on Euronext Amsterdam (formerly listed on the London Stock Exchange). The activities of the Company include the investing in, financing and managing of European real estate assets and European real estate related debt.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation, as described in the Management Agreement. The Company has no ownership interest in the Manager.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements are prepared in accordance with IAS 34 "*Interim Financial Statements.*" *The interim financial statements have been prepared under* the same accounting principles and methods of computation as in the financial statements as at 31 December 2005 and for the year then ended. The consolidated financial statements are presented in euros, the functional currency of the Group, because the Group conducts its business predominantly in euros.

Basis of Preparation

The consolidated financial statements are prepared on a fair value basis for derivative financial instruments, investment property, financial assets and liabilities held for trading, and available-for-sale assets. Other financial assets and liabilities and non-financial assets and liabilities are stated at amortised or historical cost.

The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

Where such judgements are made they are indicated within the accounting policies below.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the six months ended 30 June 2006. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred from the Group.

At 30 June 2006, the Group's subsidiaries consisted of a number of subsidiaries in Ireland, Luxembourg and Germany.

Eurocastle Funding Limited ("EFL"), Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II"), Eurocastle CDO III PLC ("CDO III") and Eurocastle CDO IV PLC ("CDO IV") are all limited companies incorporated in Ireland. The ordinary share capital of these vehicles is held by outside parties and the Company has no voting rights. In accordance with the Standing Interpretations Committee Interpretation 12 Consolidation — Special Purpose Entities, the Group consolidates EFL, CDO I, CDO II, CDO III, CDO IV as it retains control over these entities and retains the residual risks of ownership of these entities.

Eurocastle owns either directly or indirectly a 100% equity interest in a number of significant operating subsidiaries in Luxembourg, Germany and Ireland, as disclosed in Note 26, which are consolidated into these financial statements.

Eurocastle's investment in real estate fund units are held by Finial Sàrl ("FIP"), a Luxembourg limited company, which is 100% owned by Luxgate Sàrl.

Financial Instruments

Classification

Financial assets and liabilities measured at fair value through the profit and loss account are principally those instruments that the Group holds for the purpose of short-term profit taking. These include total return swaps, real estate fund units, interest rate swaps and forward foreign exchange contracts that are not designated as effective hedging instruments.

Available-for-sale assets and restricted short term investments are financial assets that are not classified as instruments held at fair value through the profit & loss account, loans and advances, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities.

Recognition

The Group recognises financial assets that are classified as held at fair value through the profit & loss account and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in the fair value of the assets are recognised.

A financial liability is recognised on the date the Group becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at fair value plus, in the case of a financial asset or liability not measured at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Subsequent to initial recognition all instruments that are classified as held at fair value through the profit and loss account and available for sale assets are carried at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is calculated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, expected future cash flows are based on our manager's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is calculated at the amount that the Group would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of instruments that are classified as held at fair value through the profit & loss account are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of) or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition

A financial asset is derecognised when the Group loses control over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is extinguished, that is when the obligation specified in the contract is discharged or cancelled, or expires.

Assets held for trading and available-for-sale assets that are sold are derecognised and corresponding receivables from the buyer for the payment are recognised as of the date the Group commits to sell the assets. The Group uses the specific identification method to determine the gain or loss on derecognition.

Impairment

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the calculated future cash flows of the financial asset or group of financial assets that can be reliably measured.

In the case of financial assets classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the income statement.

Subsequent increases in the fair values of both debt instruments classified as available-for-sale and financial assets measured at amortised cost, which can be objectively related to an event occurring after previous impairment losses have been recognised in the income statement, are recorded in the income statement. Such reversals are then taken through the income statement only to the extent previous impairment losses have been taken through the income statement.

Hedge accounting

Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value.

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on re-measurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged items affect the net profit and loss.

Repurchase Agreements

Securities and real estate loans subject to repurchase agreements are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral. The counterparty liabilities have been classified as repurchase agreements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, as well as cash held by the trustees of CDO I, II and III securitisations as a reserve for future trustee expenses. In addition, restricted cash comprises cash held as part of the minimum liquidity requirement for the Dresdner Grund-Fonds. As such, these funds are not available for use by the Group.

Investment Properties

Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property.

Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise.

Investment properties are derecognised when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the year of retirement or disposal.

Tenant improvements and leasing commissions incurred at the commencement of the lease are capitalised, and amortised on a straight-line basis over the life of the lease.

The value of investment property incorporates 27 properties which are considered finance leases or operating leases. As the Group has assumed substantially all the risks and rewards associated with these assets, these have been treated as investment property under IAS 17 and IAS 40 respectively. These properties have been recognised at fair value in the same manner as freehold property. An associated liability representing the present value of lease payments to the freehold owner has been included in Trade and Other Payables on the balance sheet.

Finance Leases

The determination of whether an arrangement is, or contains a finance lease, is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and the reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the income statement as they arise.

Real Estate Fund Units

Real estate fund units are recorded at fair value in the consolidated balance sheet, with any change in fair value recognised in the consolidated income statement. The interest income is recognised in the income statement as it accrues, taking into account the effective yield of the real estate fund units.

Intangible Assets

Software development costs are capitalised when they meet certain criteria relating to identifiability, it is probable that future economic benefits will flow to the enterprise, and the cost can be measured reliably. These software costs are recognised in profit and loss through amortisation of the capitalised software costs on a straight line basis over their expected useful life of 5 years.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Group's repurchase agreements, are initially recognised at fair value, being the fair value of consideration received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Minority Interests

Minority interests represent interests held by outside parties in the Group's consolidated subsidiaries.

Revenue Recognition

The company considers revenue to comprise interest income and rental income as its principal business is investing in, financing and management of European real estate and other asset backed securities and other real estate related assets.

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income on freehold and finance lease investment property is recognised on an accruals basis. Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease term. Incentives given to enter into lease agreements are spread evenly over the lease term as a reduction of rental expense, even if the payments are not made on such a basis.

Income Tax

The Company is a Guernsey, Channel Islands limited company and is not subject to taxation. The company's subsidiaries, EFL, CDO I, CDO II, CDO III and CDO IV are Irish registered companies and

are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Group's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from their investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The taxation accrual for the six months ended 30 June 2006 relates to these subsidiaries.

The German subsidiaries Bastion, Belfry and Truss are also subject to German income tax on rental income net of interest and other expense deductions. No taxable income has been generated in these entities and therefore no tax accrual has been made for the period ended 30 June 2006.

The Group's investment in the underlying properties in relation to the Drive portfolio and the Real Estate Fund Units is by way of units in an open-ended real estate fund. No corporation tax is due on income generated from its investment in these units.

Deferred Taxation

Deferred income tax is provided in full, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred income tax is recognised for all temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements, with the following exceptions:

- where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;
- in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and
- deferred income tax assets are recognised only to the extent that it is probable that taxable profit will be available against which deductible temporary differences, carried forward tax credits or tax losses can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Foreign Currency Translation

The functional and presentation currency of the Group and its subsidiaries is the euro. Transactions in foreign currencies are initially recorded in the functional currency rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Share-Based Payments

Share-based payments are accounted for based on their fair value on grant date. The fair value is calculated by reference to an option pricing model. The fair value of the share options granted in relation to capital raises has been fully recognised (vested) on the date of grant as a cost relating to the issue of shares with a corresponding increase to other reserves.

Share options granted to directors is recognised in the profit & loss over the period that the services are received.

International Financial Reporting Standards to be adopted in 2007 and later

IAS 1 Amendment – Presentation of Financial Statements: Capital Disclosures and *IFRS 7 Financial Instruments: Disclosures*

Upon adoption of IAS 1 Amendments and IFRS 7, the Group will have to disclose additional information about its policies and processes for managing capital, as well as financial instruments, their significance and the nature and extent of risks that they give rise to. More specifically the Group will need to disclose the fair value of its financial instruments and its risk exposure in greater details. There will be no effect on reported income or net assets.

3. INTEREST INCOME

Interest income for the three and six months ended 30 June 2006 of €22.9 million and €43.3 million respectively (30 June 2005: €15.7 million and €30.4 million) is primarily interest income earned on the Asset backed securities available-for-sale and Asset backed securities pledged under repurchase agreements.

4. RENTAL INCOME

Rental income for the three and six months ended 30 June 2006 of €39.3 million and €63.1 million respectively (30 June 2005: €6.3 million and 12.7 million) represents rental income earned on investment properties.

5. INTEREST EXPENSES

Interest expense for the three and six months ended 30 June 2006 of €36.3 million and €62.8 million respectively (30 June 2005: €13.1 million and €25.5 million) comprises interest expense incurred on the CDO bonds payable, bank borrowings and repurchase agreements.

6. OTHER OPERATING EXPENSES

	Six Months Ended 30 June 2006	Six Months Ended 30 June 2005	Three Months Ended 30 June 2006	Three Months Ended 30 June 2005
	€'000	*€'000*	*€'000*	*€'000*
Professional fees	3,408	795	1,712	339
Management fees	5,419	1,449	3,035	(26)
Incentive fees	784	1,456	477	1,456
Amortisation	61	—	28	—
Other	2,251	400	1,391	(386)
	11,923	4,100	6,643	1,383

7. TAXATION EXPENSE

	Six Months Ended 30 June 2006	Six Months Ended 30 June 2005	Three Months Ended 30 June 2006	Three Months Ended 30 June 2005
	€'000	*€'000*	*€'000*	*€'000*
Current tax				
Germany	—	287	(21)	144
Luxembourg	189	—	98	—
Total	189	287	77	144
Deferred tax				
Germany	260	—	26	—
Total Deferred Tax	260	—	26	—
Total Tax Charge	449	287	103	144

Reconciliation of the total tax charge

The tax expense in the Income Statement for the year is higher than the standard rate of corporation tax in Guernsey of 0%. The difference is reconciled below:

	Six Months Ended 30 June 2006	Six Months Ended 30 June 2005	Three Months Ended 30 June 2006	Three Months Ended 30 June 2005
	€'000	€'000	€'000	€'000
Profit on ordinary activities before taxation	107,055	13,502	13,808	6,904
Profit on ordinary activities based on Guernsey tax of 0%	—	—	—	—
Overseas taxation	189	287	77	144
Total Tax Charge Reported in the Income Statement	189	287	77	144

Analysis of Deferred Tax

	Six Months Ended 30 June 2006	Six Months Ended 30 June 2005	Three Months Ended 30 June 2006	Three Months Ended 30 June 2005
	€'000	€'000	€'000	€'000
Tax losses carried forward	(204)	—	(12)	—
Short term timing differences				
Loan expense	(29)	—	16	—
Long term timing differences				
Accelerated capital allowance	488	—	(65)	—
Revaluation of investment properties	—	—	80	—
Other	5	—	7	—
Deferred Tax Liability	260	—	26	—

Movement in Taxation Payable

	30 June 2006	31 December 2005
	€'000	€'000
Opening tax payable	2,278	—
Tax paid	—	—
Tax expense for the period	449	2,278
Closing taxation payable	2,727	2,278

The taxation expense for the 6 months ended 30 June 2006 relates to the Group's Luxembourg and German subsidiary companies as described in Note 2. The German tax charge is based on German tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The Luxembourg tax charge is based on Luxembourg tax on a small amount of net interest which is attributable to shareholder loans and other debt instruments used within each of the structures supporting the different investment property portfolios.

8. RESTRICTED SHORT TERM INVESTMENTS OR CASH

There is a minimum liquidity requirement of 5% of the value of Dresdner Grund-Fonds, the subsidiary through which the Drive portfolio is held, in accordance with German Investment Companies Act requirements.

	Six Months Ended 30 June 2006	Year to 31 December 2005
	€'000	€'000
At 1 January 2006	—	—
Purchase of restricted short term investments	40,795	—
Unrealised losses on restricted short term investments	(368)	—
At 30 June 2006	40,427	—
Restricted cash	4,389	—

9. AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Group's available-for-sale securities at 30 June 2006.

			Gross Unrealised			Weighted Average				
	Current Face Amount	Amortised Cost Basis	Gains	Losses	Carrying Value	S&P Rating	Coupon	Margin	Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Portfolio I									
CMBS	151,009	150,827	1,010	(8)	151,829	BBB	4.57%	1.75%	3.42
Other ABS	250,557	251,284	1,589	(469)	252,404	BBB	4.79%	1.92%	4.02
	401,566	402,111	2,599	(477)	404,233	BBB	4.71%	1.85%	3.79
Portfolio II									
CMBS	131,839	132,242	—	(392)	131,850	BBB	4.42%	1.51%	4.81
Other ABS	143,937	144,274	388	(528)	144,134	BBB	4.30%	1.33%	4.28
	275,776	276,516	388	(920)	275,984	BBB	4.36%	1.42%	4.54
Portfolio III									
CMBS	176,102	176,485	570	(235)	176,820	BBB−	4.85%	1.93%	4.83
Other ABS	204,601	204,812	499	(183)	205,128	BBB	4.43%	1.50%	3.83
	380,703	381,297	1,069	(418)	381,948	BBB	4.62%	1.70%	4.29
Portfolio IV									
CMBS	240,602	239,654	312	(1,297)	238,669	BBB	4.59%	1.96%	5.70
Other ABS	128,700	128,746	88	(811)	128,023	BBB−	4.49%	1.60%	5.12
	369,302	368,400	400	(2,108)	366,692	BBB	4.55%	1.83%	5.50
Total Portfolio	1,427,347	1,428,324	4,456	(3,923)	1,428,857	BBB	4.58%	1.72%	4.51
Other Securities									
CMBS	5,780	5,486	294	(29)	5,751	BBB	4.47%	1.50%	6.47
Other ABS	44,500	44,232	268	—	44,500	AAA	4.14%	0.90%	1.24
	50,280	49,718	562	(29)	50,251	AA+	4.18%	0.97%	1.84
	1,477,627	1,478,042	5,018	(3,952)	1,479,108	BBB	4.56%	1.70%	4.42
Restricted Cash – Cash to be Invested					21,677				
Total Asset Backed Securities (Including Cash to be Invested)					1,500,785				

CMBS – Commercial Mortgage Backed Securities
Other ABS – Other Asset Backed Securities

The securities within Portfolio I, II and III are encumbered by CDO securitisations (Note 15).

The following is a summary of the Group's available-for-sale securities at 31 December 2005.

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Portfolio I									
CMBS	152,096	151,956	1,592	(43)	153,505	BBB	4.13%	1.86%	3.16
Other ABS	248,300	248,813	2,258	(159)	250,912	BBB+	4.28%	1.95%	3.74
	400,396	400,769	3,850	(202)	404,417	BBB	4.23%	1.91%	3.52
Portfolio II									
CMBS	130,013	129,898	434	(527)	129,805	BBB	3.89%	1.67%	5.02
Other ABS	143,945	144,266	588	(350)	144,504	BBB	3.82%	1.40%	4.84
	273,958	274,164	1,022	(877)	274,309	BBB	3.85%	1.53%	4.93
Portfolio III									
CMBS	169,452	169,646	1,016	(254)	170,408	BBB−	4.26%	1.94%	4.81
Other ABS	211,768	212,038	628	(810)	211,856	BBB	3.87%	1.61%	3.56
	381,220	381,684	1,644	(1,064)	382,264	BBB	4.04%	1.75%	4.11
Portfolio IV									
CMBS	207,063	206,254	308	(139)	206,423	BBB+	4.00%	1.81%	5.30
Other ABS	67,952	68,025	137	(188)	67,974	A−	4.06%	1.82%	4.70
	275,015	274,279	445	(327)	274,397	BBB+	4.01%	1.81%	5.15
Total Portfolio	1,330,589	1,330,896	6,961	(2,470)	1,335,387	BBB	4.05%	1.77%	4.32
Other Securities									
CMBS	65,617	65,543	73	(207)	65,409	AA−	2.89%	0.58%	0.72
Other ABS	44,500	44,154	346	—	44,500	AAA	3.54%	0.90%	1.76
	110,117	109,697	419	(207)	109,909	AA	3.15%	0.71%	1.14
	1,440,706	1,440,593	7,380	(2,677)	1,445,296	BBB+	3.98%	1.69%	4.07
Restricted Cash – Cash to be Invested					7,251				
Total Asset Backed Securities (Including Cash to be Invested)					1,452,547				

Asset backed securities, available for sale at fair value of €50.3 million (31 December: €109.9 million) have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these securities have been reclassified as pledged securities as follows:

	30 June 2006	31 December 2005
	€'000	€'000
Asset backed securities, available for sale (includes cash to be invested)	1,450,534	1,342,638
Asset backed securities pledged under repurchase agreements	50,251	109,909
Total Asset Backed Securities	1,500,785	1,452,547

Cumulative net unrealised gains on available-for-sale securities and hedge instruments recognised in the statement of changes in equity were as follows:

	30 June 2006	31 December 2005
	€'000	€'000
Unrealised gains on available-for-sale securities	5,018	7,380
Unrealised losses on available-for-sale securities	(3,952)	(2,677)
Unrealised losses on restricted short term investments	(368)	—
Net unrealised gains on available-for-sale securities	698	4,703
Unrealised gain/(loss) on hedge instruments (note 21)	20,535	(12,100)
	21,233	(7,397)

10. REAL ESTATE LOANS

The following is a summary of the Group's real estate loans at 30 June 2006.

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
	€'000	*€'000*	*€'000*	*€'000*	*€'000*				
Real estate loans	82,175	81,809	—	—	81,809	*	5.88%	3.25%	4.78

* Included in real estate loans are loans with a total current face amount of €47.0 million and with an average rating of BB from Standard and Poors.

As at 31 December 2005:

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
	€'000	*€'000*	*€'000*	*€'000*	*€'000*				
Real estate loans	93,120	92,649	—	—	92,649	*	5.49%	3.48%	3.88

11. OTHER ASSETS

	30 June 2006	31 December 2005
	€'000	*€'000*
Unsettled security transactions	—	26,178
Interest receivable	21,512	18,963
Rent receivable	4,228	4,222
Prepaid expenses	515	638
Derivative assets (see note 11.1)	25,778	11,470
Other accounts receivable	8,282	—
	60,315	61,471

11.1 Total Return Swap

Included in the Derivative Assets are two total return swaps, the fair value of which as at 30 June 2006 is €289,034 and the collateral deposit posted is €11.2 million. These total return swaps have been recorded as Derivative Assets and are treated as trading assets that are not designated as Effective Hedging Instruments for accounting purposes and any gain or loss arising from the change in fair value of the asset is recognised through profit and loss.

In August 2005, a subsidiary entered into a total return swap with a major investment bank, whereby it receives the sum of all interest (at an average of Sterling LIBOR + 5.50%) and any positive change in value from a referenced term loan with an initial notional amount of £15 million, and pays interest (at Sterling Overnight Interbank Average — "SONIA") on the notional amount plus any negative change in value amounts from such loan. Under the contract, the subsidiary is required to post an initial collateral deposit equivalent to 36.7% of the notional amount and additional margin may be payable in the event of a decline in the value of the referenced term loan.

In December 2005, a subsidiary entered into a total return swap with a major investment bank, whereby it receives the sum of all interest (at EURIBOR + 4.00%) and any positive change in value from a referenced term loan with an initial notional amount of €25.85 million, and pays interest (at EURIBOR + 0.40%) on the notional amount plus any negative change in value amounts from such loan. In May 2006, the subsidiary increased its holdings in the existing total return swap by €6.6 million. Under the contract, the subsidiary is required to post an initial collateral deposit equivalent to 10.0% of the notional amount and additional margin may be payable in the event of a decline in the value of the referenced term loan.

12. REAL ESTATE FUND UNITS

Between July and October 2005, the Group purchased an interest in 1,500 Class A real estate fund units backed by a portfolio of 394 properties in Italy. The original term of the Lease Agreement is 9 years, automatically renewable for a further 9 years, unless terminated by the Agenzia del Demanio (a public entity established by the Italian Ministry of Finance), with 12 months prior notice. The properties have a total occupancy of 100%.

	30 June 2006	31 December 2005
	€'000	*€'000*
At 1 January	189,591	—
Purchase of real estate fund units	—	181,493
Additional acquisition costs	34	—
(Decrease) / increase in fair value	(2,351)	8,098
	187,274	189,591

13. INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

	Freehold Land & Buildings	Leasehold Property	30 June 2006 Total	31 December 2005 Total
	€'000	*€'000*	*€'000*	*€'000*
At 1 January	448,060	15,480	463,540	318,514
Additions	2,012,279	95,363	2,107,642	143,524
Disposals	—	—	—	(459)
Increase in fair value	74,658	2,638	77,296	1,961
Total	2,534,997	113,481	2,648,478	463,540

The value of investment properties incorporates 27 properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property, or if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Lease arrangements over the land on which the 27 investment properties are built have unexpired terms ranging from 8 years to 86 years.

A reconciliation of investment property valuations to the balance sheet carrying value of property is shown below:

	30 June 2006	31 December 2005
	€'000	*€'000*
Investment property at market value as determined by external valuers*	2,622,580	460,588
Add minimum payments under head leases separately included in trade and other payables on the balance sheet.	25,898	2,952
Balance sheet carrying value of investment property	2,648,478	463,540

* Market values include the Drive portfolio valuation of €2,049 million based on the independent valuation from CB Richard Ellis GmbH dated 17 January 2006, resulting in a €77.9 million increase in fair value.

Schedule of Minimum Lease Payments Under Finance and Operating Leases

	Total Value 30 June 2006	Present Value 30 June 2006	Total Value 31 December 2005	Present Value 31 December 2005
	€'000	*€'000*	*€'000*	*€'000*
Under 1 year	1,300	1,256	239	227
From 2 to 5 years	5,420	4,564	1,013	778
More than 5 years	94,250	20,078	27,710	1,947
Total	100,970	25,898	28,962	2,952

Additional Information

The tables below provide additional information for the Wave and Drive portfolios and the Retail portfolio which includes the Bastion, Belfry, Truss and Turret portfolios.

Portfolio	Passing Rent	Net Rental Income	Lettable Area	Vacancy	Property Valuation	Property Cost	Net Rental Yield (Cost)
	€'000	*€'000*	*Sq Metre*	*%*	*€'000*	*€'000*	*%*
Wave	25,548	21,859	294,720	21.8%	323,943	317,490	6.8%
Drive	111,043	99,898	841,682	18.6%	2,068,040	1,971,163	5.1%
Retail	19,873	18,195	196,617	0.1%	256,495	254,521	7.1%
Total	156,464	139,952	1,333,019		2,648,478	2,543,174	

Portfolio	Rent on Expiring Leases Yr 0-1	Rent on Expiring Leases Yr 2-3	Rent on Expiring Leases Yr 4-6	Rent on Expiring Leases Yr 7-10	Rent on Expiring Leases Yr 10+	Average Lease Length	Number of Properties
	€'000	*€'000*	*€'000*	*€'000*	*€'000*	*Years*	
Wave	642	8,036	1,610	14,386	874	5.0	96
Drive	2,413	6,913	33,955	27,696	40,066	7.0	303
Retail	30	576	4,497	6,470	8,300	10.0	103
Total	3,085	15,525	40,062	48,552	49,240		502

14. INTANGIBLE ASSETS

Intangible Assets comprise software development costs with a book value as at 30 June 2006 of €0.66 million (31 December 2005: €0.54 million), after an amortisation charge of €0.06 million (31 December 2005: €0.01 million).

15. BONDS PAYABLE

CDO Bonds

As at 30 June 2006

	Class	Rating	Current Face Amount	Carrying Amount	Weighted Average Cost of Financing	Weighted Average Margin	Weighted Average Maturity (in years)
			€'000	*€'000*			
CDO I	A and B Notes	AAA/AA	351,000	348,471	3.57%	0.60%	5.9
CDO II	A, B and C Notes	AAA/AA/A	263,727	261,324	3.51%	0.49%	9.0
CDO III	A, B and C Notes	AAA/AA/A	370,000	366,733	3.45%	0.49%	9.0
Total			984,727	976,528	3.51%	0.53%	7.9

As at 31 December 2005

	Class	Rating	Current Face Amount	Carrying Amount	Weighted Average Cost of Financing	Weighted Average Margin	Weighted Average Maturity (in years)
			€'000	*€'000*			
CDO I	A and B Notes	AAA/AA	351,000	348,271	3.08%	0.60%	6.3
CDO II	A, B and C Notes	AAA/AA/A	265,362	262,783	3.02%	0.53%	9.5
CDO III	A, B and C Notes	AAA/AA/A	370,000	366,431	2.97%	0.49%	9.5
Total			986,362	977,485	3.02%	0.54%	8.4

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

16. BANK BORROWINGS

The bank borrowings comprises of:

		30 June 2006	31 December 2005
		€'000	€'000
Term finance	(Note 16.1)	2,441,584	782,031
Revolving credit facility	(Note 16.2)	17,387	18,578
Other short term financing	(Note 16.3)	33,888	34,553
		2,492,859	835,162

16.1 Term Financing

		Current Face Amount €'000		Carrying Amount €'000		Hedged Weighted Average Funding Cost	
Real Estate Debt	Month Raised	30 June 2006	31 December 2005	30 June 2006	31 December 2005		Maturity
CDO IV	Jul-2005	368,935	308,321	368,608	307,917	3.52%	Jul 2008
Investment Property							
Wave Portfolio	Dec-2004	245,268	245,900	242,668	242,762	4.57%	Apr 2013
Belfry Portfolio	Aug-2005	56,240	56,240	55,421	55,363	4.81%	Oct 2015
Bastion Portfolio	Sep-2005	26,500	26,500	26,224	26,202	4.42%	Sep 2012
Truss Portfolio	Dec-2005	84,929	30,163	84,361	29,607	4.97%	Feb 2016
Turret Portfolio	May-2006	34,603	—	33,883	—	4.91%(1)	May 2016
Drive Portfolio	Feb-2006	1,525,000	—	1,510,046	—	4.16%(2)	Jan 2013
Real Estate Fund Units							
FIP Units	Jul-2005	121,875	121,875	120,373	120,180	5.42%	Jul 2018
Total		2,463,350	788,999	2,441,584	782,031		

(1) This is the fixed rate of the loan that is effective as from the 29 September 2006 until maturity. The effective interest rate that applied during the second quarter is 3.97%.

(2) This is the fixed rate of the loan that is effective as from the 20 July 2006 until maturity. The effective interest rate that applied during the second quarter is 3.51%.

Real Estate Debt

On 14 July 2005, the Group through Eurocastle CDO IV PLC entered into a €400 million 3 year extendable warehouse facility with a major UK bank. This facility was previously used to refinance a significant part of the portfolio previously financed under short-term repurchase agreements, and is currently being used to build and finance a portfolio of asset backed securities and real estate related loans. The lender uses a rating agency CDO model to determine the level of equity contribution the Group is required to make to support the portfolio from time to time. The facility is secured over, *inter alia*, the collateral making up the portfolio. The margin payable to the lender depends on the deemed rating levels of the portfolio as determined by the rating agency model.

Investment Properties

In order to finance the Investment Property portfolios, the Group entered into non-recourse loan facilities as described in the table above. These facilities are secured in the customary manner for German real estate lending, granting security over, *inter alia*, the real estate purchased as well as rent receivables, bank accounts and shares in the Borrower. Interest in respect of these facilities is payable quarterly.

The committed Truss facility is €85 million, of which €84.9 million has been drawn at 30 June 2006.

The committed Drive facility is €1,525 million, the full amount of which has been drawn at 30 June 2006. The loan is divided into a Senior and Junior loan of €841.3m (carrying value: €831.2m) and €683.7m respectively (carrying value: €678.8m). €50m of the Junior loan incurs interest at floating rate Euribor whereas the remaining portion is fixed. Interest charges on both loans are currently based on Euribor fixing as at the start of the loan. As from 20 July 2006, the Senior loan will

have a weighted average funding cost of 3.83%. As from 31 July 2006, the Junior loan will have a weighted average funding cost of 4.57%.

The committed Turret facility is €120 million, of which €34.6 million has been drawn at 30 June 2006.

Real Estate Fund Units

On 22 July 2005, the Group entered into a non-recourse 13 year loan facility to finance its acquisition of 1,450 Class A Units in Fondo Immobili Pubblici. The facility is secured over, *inter alia*, the 1,450 Class A Units, an assignment of receivables under the units, a pledge over bank accounts and over shares in the Borrower. The interest rate on the loan is Euribor + 1.95%, payable semi-annually. On 21 October 2005, the Group acquired a further 50 Class A Units through the same facility.

16.2 Revolving Credit Facility

In December 2004, the Group entered into a revolving €35 million credit facility with Deutsche Bank as a means of securing access to temporary working capital. The facility is secured by receivables flowing from CDO I, CDO II, CDO III and EFL and with security assignments of the Group's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is Euribor + 1.5% p.a., while on undrawn amounts it is 0.4% p.a. The facility was increased to €50 million on 26 May 2005. On 15 May 2006, the facility was further increased to €150 million.

As at 30 June 2006 there was €17.4 million drawn on this facility (31 December 2005: €18.6 million)

16.3 Other Short Term Financing

In May 2005, in order to finance the participation in a loan made to SC Karanis in connection with the Coeur Defense development in Paris, the Group entered into a full recourse €10 million one year loan facility. The facility is backed by a security assignment over the financed asset. It also contains an obligation to ensure that loan to value remains below 75%. The loan bears a rate of Euribor + 1.85%. In May 2006, this loan facility matured. The investment was funded via the Revolving Credit Facility as at 30 June 2006.

In August 2005, in order to finance the participation in a loan that had previously been made to Mapeley Columbus Limited in connection with certain properties leased to Abbey National PLC in the United Kingdom, the Group entered into a full recourse €24.5 million one year loan facility. The participation has been transferred to the Lender as security for the facility. It also contains an obligation to ensure that loan to value remains below 75%. The loan bears a rate of Libor + 1.00%.

17. REPURCHASE AGREEMENTS

The Company's consolidated subsidiary EFL has entered into master repurchase agreements with certain major investment banks to finance the purchase of available-for-sale securities. The obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which reset or roll monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

As at 30 June 2006, the Group's carrying amount and weighted average financing cost of these repurchase agreements was approximately €46.9 million (31 December 2005: €103.5 million) and 3.37% (31 December 2005: 2.61%) respectively.

18. TRADE AND OTHER PAYABLES

	30 June 2006	31 December 2005
	€'000	€'000
Security deposit	5,287	5,221
Unsettled security purchases	26,905	17,604
Interest payable	17,369	6,953
Due to manager (note 24)	784	4,555
Derivative liabilities	—	12,297
Finance lease payable	25,898	2,952
Accrued expenses & other payables*	36,007	7,063
	112,250	56,645

* Included within the Accrued Expenses and Other Payables, is an amount of €18.5 million which is an amount of capital expenditure that was agreed to be undertaken as part of the Drive acquisition.

19. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period.

Diluted earnings per share is calculated by dividing net profit available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Group's potential ordinary shares during the period were the stock options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Six Months Ended 30 June 2006	Six Months Ended 30 June 2005	Year Ended 31 December 2005
Weighted average number of ordinary shares, outstanding basic	41,656,560	18,529,515	21,392,936
Dilutive effect of ordinary share options	1,670,791	724,450	772,928
Weighted average number of ordinary shares outstanding, diluted	43,327,351	19,253,965	22,165,864

20. SHARE CAPITAL AND RESERVES

As at the 31 December 2005 there were 24,209,670 shares issued and outstanding.

On 27 January 2006, the Company made a further public offering and issued 11,667,000 ordinary shares at a price of €30 each. On 1 February 2006, the over-allotment option relating to the January offering was exercised resulting in 1,156,000 ordinary shares being issued at €30 each.

On February 15, 2006, immediately prior to completion of the Dresdner Portfolio acquisition, 8,571,429 shares with aggregate nominal value of €8,571,429 were issued to certain funds managed by Fortress Investment Group LLC (the "Fortress Funds") at €17.50 each raising gross proceeds of €150 million. The principal terms of the Fortress Funds investment were agreed on 22 December 2005 and were, in relevant part, as follows:

- The Fortress Funds would invest up to €300 million by subscribing for Shares at €17.50 per Share (representing an approximately 2.75% discount to the weighted average share price for the Company's shares over the 10 day period up to 21 December 2005), provided that the Company could reduce the amount of such subscription down to €150 million were it able to raise funds prior to completion of the Dresdner acquisition; as the Company was successful in raising additional capital prior to completion of the Dresdner portfolio acquisition in the offering described above, the Fortress Funds' subscription was reduced to €150 million.

The total number of shares issued in January and February 2006 was 21,394,429 ordinary shares, with net proceeds of €523.5 million being raised for the Company.

In May 2006, the Company issued 5,000 shares to Paolo Bassi and 1,000 to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were non-cash shares, and were issued with nil proceeds.

As at 30 June 2006, there were 45,681,245 shares issued and outstanding.

Under the Company's Articles of Association, the Directors have the authority to affect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

Other Reserves

Other reserves represent the fair value of share options at the grant date, granted to the Manager in December 2003, June 2004, June 2005 and February 2006.

21. HEDGE ACCOUNTING – CASH FLOW HEDGES OF INTEREST RATE RISK

The Group's policy is to hedge its exposure to interest rates and foreign currencies on a case-by-case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Group pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowing.

The gain or loss on measurement of the fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swaps are effective.

The details of interest rate swaps entered into by the Group in respect of certain of the term financing agreements are as follows:

	Wave	Bastion	Drive*	FIP	Truss**	Turret	Pre-Hedge***
	€'000	€'000	€'000	€'000	€'000	€'000	€'000
30 June 2006							
Nominal amount	210,000	26,500	—	121,875	71	130,000	200,000
Pay rate	3.47%	3.04%	—	3.34%	3.78%	3.91%	4.07%
Receive rate	3 Month Euribor	3 month Euribor	—	6 Month Euribor	3 Month Euribor	3 Month Euribor	3 Month Euribor
Remaining life	6.8	6.0	—	11.3	—	9.9	7.3
Fair value of swaps assets	6,606	1,331	—	3,463	2	2,834	153

	Wave	Bastion	Drive	FIP	Truss	Turret
31 December 2005	€'000	€'000	€'000	€'000	€'000	€'000
Nominal amount	210,000	26,500	1,300,000	121,875	—	—
Pay rate	3.47%	3.04%	3.37%	3.34%	—	—
Receive rate	3 Month Euribor	3 Month Euribor	3 Month Euribor	6 Month Euribor	—	—
Remaining life	7.3	6.5	7.1	11.8	—	—
Fair value of swaps (liabilities)/assets	(3,831)	197	(7,214)	(1,252)	—	—

* As at 31 March 2006 the Interest Rate Swap agreement related to the Drive portfolio was novated to Deutsche Bank in conjunction with the loan agreement. The positive fair value of €6.4m as at the date of novating the swap has been recorded within the hedging reserve and will be recycled through the Income Statement in the same periods during which the interest expense on the loan is recognised. A corresponding amount has been included in the carrying value of the Drive loan within term financing (refer to Note 16.1).

** From the period of 3 April 2006 to 22 May 2006 the Interest Rate Swap agreement relating to the Truss portfolio was novated to Morgan Stanley Bank International Limited in conjunction with the loan agreement. The positive fair value of €0.3 million as at the dates of novating the swap has been recorded within the hedging reserve and will be recycled through the Income Statement. As at 30 June 2006, there was an amount of €70,000 still to be novated. This amount was novated on 3 July 2006.

*** Pre-hedge represents interest rate swaps undertaken to hedge the interest rate risk on a forecasted transaction. The fair value of €152,000 on the revaluation of the €100 million Interest Rate Swap has been recorded within the hedging reserve.

22. FINANCIAL INSTRUMENTS

Risk Management

This section provides details of the Group's exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Group is exposed are market risk, credit, liquidity, interest rate and foreign currency risk.

Market Risk

The Group's exposure to market risk is comprised mainly of movements in the value of its debt securities, property investments and real estate fund units.

The Group's securities are predominantly floating rate and as such are valued based on a market credit spread over Euribor and Libor benchmarks for euro and sterling denominated assets respectively. Increases in the credit spreads above such benchmarks may affect the Group's net equity, net income or cash flow directly through their impact on unrealised gains or losses on available-for-sale securities, and therefore its ability to realise gains on such securities, or indirectly through their impact on its ability to borrow and access capital.

Under the terms of the securities contract the Group was exposed to market risk on the underlying securities as, should the intended securitisation of such assets not be consummated, the Group would be required to either purchase the securities or pay the loss realised on the disposal up to the amount of any deposits made by the Group under the contract, less any interest earned on the deposits.

The Group's investment property assets are based in Germany and Italy and are subject to general property market risks. These risks are assessed by management at the point of acquisition as well as on an ongoing basis. In addition, external valuations of the property assets are obtained during each financial year.

Credit Risk

The Group is subject to credit risk with respect to its investments in real estate and other asset backed securities and loans.

The securities the Group invests in are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitisation transaction. While the expected yield on these securities is sensitive to the performance of the underlying assets, the more subordinated securities are designed to bear the first risk of default and loss.

The Group further minimises credit risk by actively monitoring its securities portfolios and the underlying credit quality of its holdings and, where appropriate, repositioning its investments to upgrade the credit quality and yield on the investments.

The Group's securities portfolio is diversified by asset type, industry, location and issuer. This diversification minimises the risk of capital loss. At June 30, 2006, the Group's securities, which serve as collateral for its CDO financings and other borrowings, had an overall weighted average credit rating of approximately BBB.

The Group's available for sale asset backed securities and real estate loans portfolio was split between countries within Europe as follows:

	30 June 2006			31 December 2005		
	Number of Securities	Face Value of Securities	Location Split	Number of Securities	Face Value of Securities	Location Split
		€'000			€'000	
United Kingdom	61	700,308	44.9%	60	764,958	49.9%
Italy	16	290,460	18.6%	14	247,947	16.2%
Germany	22	234,234	15.0%	18	183,470	12.0%
Pan European	10	129,504	8.3%	10	141,622	9.1%
France	9	77,663	5.0%	9	79,525	5.2%
Other	18	126,436	8.2%	16	116,304	7.6%
	136	1,558,605	100%	127	1,533,826	100%

The Group's hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to the Group's derivative arrangements are major financial institutions with investment grade credit ratings with which the Group and its affiliates may also have other financial relationships. As a result, it is not anticipated that any of these counterparties will fail to meet their obligations.

The Group's German real estate portfolio consists of a Dresdner Bank office portfolio (the Drive portfolio), the Deutsche Bank office portfolio (the Wave portfolio) and a German retail property portfolio

(the Bastion, Belfry and Truss portfolios). The Drive portfolio derives over 79% of its rental income from Dresdner Bank, the Wave portfolio derives over 69% of its rental income from Deutsche Bank, whilst the German retail portfolios in aggregate derive over 87% of their retail income from German national retailers, including prominent national retailers such as the Edeka Group, the Rewe Group, the Tengelmann Group, the Schwarz Group and Tegut.

The Group's Italian real estate assets comprise an investment in a real estate investment fund that owns a portfolio of 394 properties in Italy that are let to Italian government agencies.

Liquidity Risk

The Group's ability to execute its business strategy, particularly the growth of its investment portfolio, depends to a significant degree on the Group's ability to obtain additional capital.

The Group's primary source of funds for liquidity consist of net cash provided by operating activities, borrowings under loans and the issuance of debt and equity securities. The Group's loans and debt securities are generally secured directly over its assets. The Group expects that its cash on hand and cash flow provided by operations will satisfy its liquidity needs with respect to its current investment portfolio over the next twelve months. The Group expects to meet its long-term liquidity requirements, specifically the repayment of its debt obligations, through additional borrowings and the liquidation, refinancing or repayment of its assets at maturity.

A significant portion of the Group's investments are financed with collateralised debt obligations, known as CDOs. If spreads for CDO liabilities widen or if demand for such liabilities ceases to exist, then the ability to execute future CDO financings will be restricted. Proceeds from the sale of real estate and other asset backed securities which serve as collateral for the Group's CDO financings, including gains thereon, are required to be retained in the CDO structure until the related bonds are retired and are therefore not available to fund current cash needs.

The Group's real estate securities are financed long-term and their credit status is continuously monitored; therefore, these investments are expected to generate a generally stable current return, subject to interest rate fluctuations. The Group's operating real estate is also financed long-term and primarily leased to credit tenants with long-term leases and is therefore also expected to generate generally stable current cash flows.

As described in Note 16, the Group has access to temporary working capital through a revolving €150 million credit facility.

Interest Rate Risk

The Group's primary interest rate exposures relate to its real estate and other asset backed securities, loans and floating rate debt obligations, as well as its interest rate swaps. Changes in the level of interest rates also can affect the Group's ability to acquire securities and loans and its ability to realise gains from the settlement of such assets.

The Group's general financing strategy focuses on the use of match-funded structures, meaning that it seeks to match the maturities of its debt obligations with the maturities of its investments to minimise the risk that the Group will have to refinance its liabilities prior to the maturities of its assets, reducing the impact of changing interest rates on its earnings. In addition, the Group match funds interest rates on its investments with like-kind debt directly or through the use of interest rate swaps. However, based on a variety of factors, the Manager finances certain assets on a short term basis, including the use of repurchase agreements.

The interest rate profile of the Group at 30 June 2006 and 31 December 2005 was as follows:

Assets

Type	Total Per Consolidated Balance Sheet	Non-Interest Bearing Assets	Within 1 year		1 to 5 years		Over 5 years	
			Fixed	Variable	Fixed	Variable	Fixed	Variable
	€'000	*€'000*	%	%	%	%	%	%
30 June 2006								
Cash and cash equivalents	43,037	—	—	43,037	—	—	—	—
Restricted cash	4,389	—	—	4,389	—	—	—	—
Restricted short term investments	40,427	—	—	40,427	—	—	—	—
Asset backed securities, available for sale (includes cash to be invested)	1,450,534	—	55,870	94,576	19,004	706,189	—	574,895
Asset backed securities, pledged under repurchase agreements	50,251	—	—	—	—	44,500	—	5,751
Real estate related loans	81,809	—	—	12,762	—	22,015	—	47,032
Real estate fund units	187,274	—	187,274	—	—	—	—	—
Investment property	2,648,478	2,648,478	—	—	—	—	—	—
Intangible assets	659	659	—	—	—	—	—	—
Other assets	60,315	22,252	743	23,084	—	—	14,236	—
	4,567,173	2,671,389	243,887	218,275	19,004	772,704	14,236	627,678
31 December 2005								
Cash and cash equivalents	13,640	—	—	13,640	—	—	—	—
Asset backed securities, available for sale (includes cash to be invested)	1,342,638	—	8,203	99,452	39,985	716,625	—	478,373
Asset backed securities, pledged under repurchase agreements	109,909	—	—	59,593	—	44,500	—	5,816
Real estate related loans	92,649	—	—	13,478	—	79,171	—	—
Real estate fund units	189,591	—	189,591	—	—	—	—	—
Investment property	463,540	463,540	—	—	—	—	—	—
Intangible assets	542	542	—	—	—	—	—	—
Other assets	61,471	31,586	568	29,120	—	—	197*	—
	2,273,980	495,668	198,362	215,283	39,985	840,296	197	484,189

* Net interest rate swap receivable related to the cash flow hedges as described in Note 21

Liabilities

Type	Total Per Consolidated Balance Sheet	Non-Interest Bearing Liabilities	Within 1 year		1 to 5 years		Over 5 years	
			Fixed	Variable	Fixed	Variable	Fixed	Variable
	€'000	*€'000*	%	%	%	%	%	%
30 June 2006								
CDO bonds payable	976,528	—	—	—	—	—	—	976,528
Bank loans	2,492,859	—	—	33,888	—	368,608	1,987,708	102,655
Repurchase agreements	46,899	—	—	46,899	—	—	—	—
Taxation payable	2,727	2,727	—	—	—	—	—	—
Trade and other payables	112,250	94,881	—	17,369	—	—	—	—
	3,631,263	97,608	—	98,156	—	368,608	1,987,708	1,079,183
31 December 2005								
CDO bonds payable	977,485	—	—	—	—	—	—	977,485
Bank loans	835,162	—	—	53,131	—	307,917	441,352	32,762
Repurchase agreements	103,542	—	—	103,542	—	—	—	—
Taxation payable	2,278	2,278	—	—	—	—	—	—
Trade and other payables	56,645	37,395	—	6,953	—	—	12,297*	—
	1,975,112	39,673	—	163,626	—	307,917	453,649	1,010,247

* Net interest rate swap payable related to the cash flow hedges as described in Note 21

Foreign Currency Risk

The Group's primary foreign currency exchange rate exposures relate to its sterling denominated portfolio of securities and loans. Changes in the currency rates can adversely impact the fair values and earnings streams of the Group's non euro denominated assets and liabilities. The Group has mitigated this impact through a combination of (i) sterling denominated financing and (ii) rolling forward foreign exchange contacts to hedge its net sterling equity investment.

In connection with the Group's purchase of its available-for-sale real estate and other asset backed securities and real estate loans, the foreign currency risk is covered through forward foreign currency exchange contracts.

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of carrying amounts and fair values of all of the Company's financial instruments that are carried in the financial statements.

	30 June 2006 Carrying Value	31 December 2005 Carrying Value	30 June 2006 Fair Value	31 December 2005 Fair Value
	€'000	*€'000*	*€'000*	*€'000*
Financial Assets				
Cash and cash equivalents	43,037	13,640	43,037	13,640
Restricted cash	4,389	—	4,389	—
Restricted short term investments	40,427	—	40,427	—
Asset backed securities, available for sale (includes cash to be invested)	1,450,534	1,342,638	1,450,534	1,342,638
Asset backed securities, pledged under repurchase agreements	50,251	109,909	50,251	109,909
Real estate related loans	81,809	92,649	81,809	92,649
Real estate fund units	187,274	189,591	187,274	189,591
Investment property	2,648,478	463,540	2,648,478	463,540
Financial Liabilities				
CDO bonds payable	976,528	977,485	976,528	977,485
Bank loans	2,492,859	835,162	2,496,535	836,393
Repurchase agreements	46,899	103,542	46,899	103,542

23. SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors and pursuant to the confidential information memorandum dated August 2003) adopted a nonqualified share option plan (the "Company Option Plan") for officers, Directors, employees, consultants and advisors, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was calculated by reference to an option pricing model.

In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also calculated by reference to an option pricing model. In June 2005 following the secondary public offering, the Manager was granted an additional 574,000 options at an exercise price of €17.25 per share. The fair value of the additional options at the date of grant was €0.6 million. The Manager's options represent an amount equal to 10% of the ordinary shares issued by the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

In February 2006, following the third public offering, the Manager was granted 1,282,300 options at €30.00 per share and, pursuant to December 2005 board action, an additional 857,142 options at an exercise price of €18.00 per share. The fair value of the additional options at the date of grant was €2.1m and €4.8m respectively. The Manager's options represent an amount equal to 10% of the ordinary shares

issued by the Company in respect of the public and private offerings that preceded the Drive acquisition. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

The fair value at the date of grant of options granted to the Manager has been offset against the proceeds from issuance of ordinary shares as the grant of options is a cost of capital.

On 8 June 2006, 71,146 Share Options were exercised at a strike price of €10 per share.

24. DIVIDENDS PAID & DECLARED

	Six Months Ended 30 June 2006	Six Months Ended 30 June 2005
	€'000	*€'000*
Paid during the 6 months ended 30 June:	22,639	12,188
Equity dividends on ordinary shares:		
Fourth quarter dividend for 2005: €0.37 (2004: €0.30)	8,958	6,093
First quarter dividend for 2006: €0.30 (2005: €0.33)	13,681	6,095
	22,639	12,188
Second quarter dividend declared on 22 August 2006: €0.40 (2005: €0.33)	18,272	6,464

25. MANAGEMENT AGREEMENT & RELATED PARTY TRANSACTIONS

The Company entered into the Management Agreement with the Manager in August 2003, which provides for an initial term of ten years with automatic three year extensions, subject to certain termination rights. The Management Agreement may be terminated by the Company by payment of a termination fee, as defined in the Management Agreement, equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination, upon the vote of a majority of the holders of the outstanding ordinary shares. Pursuant to the Management Agreement, the Manager, under the supervision of the Company's board of directors, will formulate investment strategies, arrange for the acquisition of assets, arrange for financing, monitor the performance of the Group's assets and provide certain advisory, administrative and managerial services in connection with the operations of the Group. For performing these services, the Company will pay the Manager an annual fee (payable monthly in arrears) of 1.5% of the gross equity of the Company, as described in the Management Agreement.

The Management Agreement provides that the Company will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on the Company's behalf, including the cost of legal, accounting, tax, auditing, administrative, asset management, property management and other similar services rendered for the Company by providers retained by the Manager or, if provided by the Manager's or its affiliates' employees, in amounts which are no greater than those that would be payable to external professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arms-length basis. Such expenses have been included in the Consolidated Income Statement.

To provide an incentive for the Manager to enhance the value of the Company's ordinary stock, the Manager is entitled to receive incentive compensation on a cumulative, but not compounding, basis in an amount equal to the product of (A) 25% of the euro amount by which (1) funds from operations ("FFO") of the Company before the incentive compensation per ordinary share, exceeds (2) an amount equal to (a) the weighted average of the price per ordinary share in any offerings by the Company (adjusted for any prior capital dividends or distributions) multiplied by (b) a simple interest rate of eight percent (8%) per annum multiplied by (B) the weighted average number of ordinary shares outstanding during such period.

FFO is used to compute the Company's incentive compensation to the Manager. FFO, for these purposes, represents net income (computed in accordance with International Financial Reporting Standards), plus depreciation and amortisation on real estate property (and excluding accumulated depreciation and amortisation from the computation of gain or loss on sold real estate property), after adjustments for unconsolidated partnerships and joint ventures (calculated to reflect FFO on the same basis).

At 30 June 2006 management fees, incentive fees and expense reimbursements of approximately €3.2 million (31 December 2005: €4.5 million) were due to the Manager. For the six months ended

30 June 2006 management fees of €5.4 million (30 June 2005: €1.5 million), incentive fees of €0.8 million (30 June 2005: €1.5 million) and expense reimbursements of €1.8 million (30 June 2005: €0.1 million) were charged to the income statement.

Keith Dorrian and Paolo Bassi each currently receive €30,000 per annum payable semi-annually in equal instalments. Wesley R. Edens does not receive any remuneration from the Company.

As stated in Note 20, the Company issued 5,000 shares to Paolo Bassi and 1,000 to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were non-cash shares, and were issued with nil proceeds.

26. INVESTMENT IN SUBSIDIARIES

The legal entity group structure of Eurocastle is designed to support the Group's businesses within an efficient legal, tax, regulatory and funding framework.

The significant operating subsidiaries, in which the Company owns directly or indirectly a 100% equity interest, which are listed by jurisdiction below:

Luxemburg:

Luxgate s.a.r.l.
Turret LP s.a.r.l
Drive s.ar.l.
Eurobarbican s.a.r.l.
Bastion Participation s.a.r.l
Belfry Participation s.a.r.l
Truss Participation s.a.r.l
Finial s.a.r.l
Turret Participation s.a.r.l
Undercroft s.a.r.l

Germany:

Dresdner Grund-Fonds
Shortwave Acquisition GmbH
Longwave Acquisition GmbH
Bastion GmbH & Co.KG
Belfry GmbH & Co.KG
Truss GmbH & Co.KG

Additionally, the Company has investments in Eurocastle Funding Limited, Eurocastle CDO I PLC, Eurocastle CDO II PLC, Eurocastle CDO III PLC and Eurocastle CDO IV PLC that it consolidates in accordance with SIC 12.

27. SUBSEQUENT EVENTS

Second Quarter 2006 Dividend

On 22 August 2006, the directors declared a second quarter 2006 dividend of €0.40 per share to all holders of shares on 23 August 2006, the record date. The total dividend to be paid on 8 September 2006 is €18,272,498.

28. COMMITMENTS

As at 30 June 2006, amounts contracted for but not provided in the financial statements for the acquisition of Investment property amounted to:

- Entered into agreements to acquire a further € 24.3 million representing 14 retail properties within the Turret portfolio.

UNAUDITED RESULTS FOR THE NINE MONTH PERIOD ENDED 30 SEPTEMBER 2006

The financial information set out below has been extracted, without material adjustment, from the unaudited results for the Company for the nine-month period ended 30 September 2006. The financial statements of the Company are prepared under International Financial Reporting Standards (IFRS).

Highlights

Third Quarter 2006

- Dividend declared for the third quarter 2006 is 43 cents per share on 45.7 million shares outstanding. This compares to the second quarter 2006 dividend of 40 cents per share and third quarter 2005 dividend of 37 cents per share
- Currently evaluating in excess of €4 billion in acquisitions, in addition to the real estate which Eurocastle has already acquired or committed to acquire this year. Eurocastle believes it is likely that it will commit to acquire at least 50% of this pipeline. If successful, this would bring total 2006 commitments and acquisitions to approximately €3 billion versus Eurocastle's 2006 acquisition target of €1 billion. Given this large increase in acquisition activity, Eurocastle expects to raise €600-€700 million of additional capital in the fourth quarter of 2006
- In September, Eurocastle entered into an agreement with DB Real Estate Investment GmbH to acquire a portfolio of 6 office properties for an all-in purchase price of approximately €500 million
- €427 million of real estate acquisitions have funded since the third quarter end, including 5 of the 6 office properties described above, increasing the funded real estate investment portfolio from €2.9 billion to approximately €3.3 billion
- Reduced investment in Italian real estate fund units by 20%, realising a net gain of €2.2 million
- Occupancy of the total real estate portfolio increased from 83.4% at the end of the second quarter to 84.9% at the end of September

Nine Months Ended 2006

- Raised net proceeds of €524 million of new equity capital, helping to more than triple equity book value from year end 2005 to €931.7 million, or an increase of 65% to €20.40 on a per share basis
- Completed the acquisition of a €2 billion German property portfolio from Dresdner Bank in February 2006, via the acquisition of Dresdner Grund-Fonds
- Increase in net asset value includes revaluation gains of €89.6 million on the total investment property portfolio, which are included in operating income for the nine months.
- Increased occupancy of property portfolios
  - Deutsche Bank portfolio current occupancy rate of 78.7% at quarter end, up from 74.6% at 2005 year end
  - Dresdner Bank portfolio increased occupancy to 82.6% at 30 September 2006, up from 80.7% at time of acquisition

Key Performance Indicators

Third Quarter 2006

- Net profit after tax of €27.5 million for the third quarter 2006, increased by 68% from €16.4 million for the third quarter 2005
- Earnings per ordinary share of €0.60, or €0.58 per diluted share, for the third quarter 2006 compared to €0.68 per ordinary share, or €0.65 per diluted share, for the third quarter 2005
- Funds from operations ("FFO", see Key Financial Information) increased by 125% to €20.9 million for the third quarter 2006 from €9.3 million for the third quarter 2005

- FFO of €0.46 per ordinary share, or €0.44 per diluted share for the third quarter 2006 compared to FFO of €0.38 per ordinary share, or €0.37 per diluted share for the third quarter 2005
- FFO return on average invested capital* was 10.3% for the third quarter 2006

Nine Months Ended 2006

- Net profit after tax of €134.1 million for the first nine months of 2006, increased from €29.6 million for the first nine months of 2005, an increase of 354%
- Earnings per ordinary share of €3.12, or €3.00 per diluted share, for the first nine months of 2006 compared to €1.45 per share, or €1.39 per diluted share, for the first nine months of 2005
- Funds from operations ("FFO", see Key Financial Information) increased by 140% to €52.8 million for the first nine months of 2006 from €22.0 million for the first nine months of 2005
- FFO of €1.23 per ordinary share, or €1.18 per diluted share for the first nine months of 2006 compared to €1.08 per ordinary share or €1.04 per diluted share, for the first nine months of 2005
- FFO return on average invested capital* was 9.4% for the first nine months of 2006

---

* Invested capital represents capital and reserves less hedging reserves, fair value of interest rate swaps and net unrealised gains on available-for-sale securities, real estate fund units and investment properties (net of attributable deferred taxation).

Conference Call

Management will conduct a conference call today, 16 November 2006 to review the Company's financial results for the quarter ended 30 September 2006. The conference call is scheduled for 3:00 P.M. London time (10:00 A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialing +1-800-811-0667 (from within the U.S.) or +1-913-981-4901 (from outside of the U.S.) ten minutes prior to the scheduled start of the call; please reference "Eurocastle Third Quarter Earnings Call."

A webcast of the conference call will be available to the public on a listen-only basis at www.eurocastleinv.com. Please allow extra time prior to the call to visit the site and download the necessary software required to listen to the internet broadcast. A replay of the webcast will be available for three months following the call.

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on Thursday, November 23, 2006 by dialing +1-888-203-1112 (from within the U.S.) or +1-719-457-0820 (from outside of the U.S.); please reference access code "6104750."

Key Financial Information

Funds From Operations ("FFO") (Unaudited)

(in €'000, except per share data)	Nine Months Ended 30 Sept 2006	Nine Months Ended 30 Sept 2005	Three Months Ended 30 Sept 2006	Three Months Ended 30 Sept 2005
Reconciliation of FFO to net profit after taxation				
Net profit after taxation	**134,135**	29,567	**27,529**	16,352
(Inc)/Dec in fair value of investment properties	**(89,576)**	(445)	**(12,280)**	68
Decrease in fair value of interest rate swaps	**1,720**	—	**1,720**	—
(Inc)/Dec in fair value of real estate fund units	**4,914**	(7,122)	**2,563**	(7,122)
Deferred tax charge on investment properties	**1,630**	—	**1,370**	—
Funds from operations (FFO)	**52,823**	22,000	**20,902**	9,298
FFO per weighted average basic share	**1.23**	1.08	**0.46**	0.38
FFO per weighted average diluted share	**1.18**	1.04	**0.44**	0.37

FFO is an appropriate measure of the underlying operating performance of real estate companies because it provides investors with information regarding our ability to service debt and make capital expenditures. Furthermore, FFO is used to compute incentive compensation to the manager. FFO, as defined by Eurocastle, represents net profit after taxation (computed in accordance with IFRS), excluding changes in the fair value of

investment properties net of attributable deferred taxation, changes in the fair value of interest rate swaps that are taken to the income statement and mark-to-market fluctuations in real estate fund units. The Group considers gains and losses on resolution of its investments to be a normal part of its recurring operations and therefore does not exclude such gains and losses when arriving at FFO. FFO does not represent cash generated from operating activities in accordance with IFRS and therefore should not be considered an alternative to cash flow as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs. Eurocastle's calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

Income Statement Data (Unaudited)

(in €'000, except per share data)	Nine Months Ended 30 Sept 2006	Nine Months Ended 30 Sept 2005	Three Months Ended 30 Sept 2006	Three Months Ended 30 Sept 2005
Interest income	**67,561**	47,408	**23,163**	16,970
Rental income	**103,219**	19,063	**40,111**	6,408
Real estate fund unit interest income	**14,559**	3,607	**4,964**	3,607
Increase in fair value of investment properties and real estate fund units	**84,662**	7,567	**9,717**	7,054
Interest expense	**(102,389)**	(40,371)	**(38,536)**	(14,876)
Other income/(expenses)	**(31,564)**	(6,830)	**(10,426)**	(2,221)
Net profit before taxes	**136,048**	30,444	**28,993**	16,942
Net profit after taxation	**134,135**	29,567	**27,529**	16,352
Earnings per weighted average basic share	**3.12**	1.45	**0.60**	0.68
Earnings per weighted average diluted share	**3.00**	1.39	**0.58**	0.65

Balance Sheet Data

(in €'000, except per share data)	Unaudited As of 30 September 2006	As of 31 December 2005
Cash and cash equivalents	**119,379**	13,640
Restricted cash and short term investments	**45,134**	—
Asset backed securities (includes cash to be invested and securities pledged under repurchase agreements)	**1,534,741**	1,452,547
Real estate loans	**260,129**	92,649
Real estate fund units	**148,412**	189,591
Investment property	**2,738,450**	463,540
Total assets	**4,914,562**	2,273,980
Debt obligations	**3,841,411**	1,916,189
Shareholders' equity	**931,683**	298,866
Book value per ordinary share	**20.40**	12.34

	Quarter Ended 30 Sept 2006	Quarter Ended 30 Sept 2005	Nine Months Ended 30 Sept 2006	Nine Months Ended 30 June 2005
Weighted Average Ordinary Shares Outstanding				
Basic	**45,681,245**	24,209,670	**43,012,864**	20,443,707
Diluted	**47,387,789**	25,046,485	**44,695,704**	21,206,023
Ordinary Shares Outstanding	**45,681,245**	24,209,670	**45,681,245**	24,209,670

Third Quarter 2006 Dividend

Eurocastle aims to pay out substantially all of its funds from operations in the form of quarterly dividends to shareholders. The Board of Directors has declared a quarterly cash dividend of €0.43 per share for the quarter ended 30 September 2006. The €0.43 per share dividend is payable on 1 December 2006 to holders on record of Eurocastle's shares on 16 November 2006.

Portfolio Review

The first nine months of 2006 have been very successful for Eurocastle. The dedicated management team in Germany continued to make good progress in leasing up the Deutsche Bank portfolio and increased the occupancy from 74.6% at year end 2005 to 78.7% as of 30 September 2006. In a short period of time, Eurocastle has successfully integrated the portfolio acquired from Dresdner Bank and has already increased the occupancy from 80.7% at acquisition to 82.6% at 30 September 2006.

Eurocastle's dedicated real estate acquisition team is currently evaluating over €4 billion in acquisitions, in addition to the real estate which it has already committed to acquire this year. Eurocastle believes it is likely that it will commit to acquire at least 50% of this pipeline. If successful, this would bring the total 2006 commitments and acquisitions to approximately €3 billion versus Eurocastle's 2006 target of €1 billion. The Company continues to see strong deal flow in Germany and believes that the German property market will continue to provide further attractive investment opportunities.

Real Estate Investment Portfolio

As of 30 September 2006, Eurocastle owned an approximate €2.9 billion portfolio of real estate investments, comprising investment properties of €2.7 billion (including unrealised fair value gains of €89.6 million for the first nine months of 2006) and real estate fund units of €148.4 million (including unrealised fair value losses of €4.9 million for the first nine months of 2006). Real estate investments accounted for 82% of Eurocastle's total equity.

Overview Real Estate Investment Portfolio

(in €'000, except for percentages)	Unaudited As of 30 September 2006	Unaudited As of 30 June 2006	As of 31 December 2005
Investment properties at fair value			
Drive*	**2,067,068**	2,068,040	—
Wave*	**332,579**	323,943	322,352
Retail*	**338,803**	256,495	141,188
Real estate fund units	**148,412**	187,274	189,591
Total investment in real estate investments	**2,886,862**	2,835,752	653,131
Weighted average asset yield	**5.85%**	5.86%	7.69%
Weighted average liability cost	**4.38%**	4.35%	4.84%
Weighted average net spread	**1.47%**	1.51%	2.85%

* Investment property portfolios defined on page 243

Investment Properties

Drive Portfolio

The Drive portfolio is Eurocastle's €2.1 billion German property portfolio purchased from Dresdner Bank, via the acquisition of Dresdner Grund-Fonds. The portfolio is composed of 303 German commercial real estate properties or approximately 840,000 square meters of lettable space. Dresdner Bank represents approximately 80% of rental income and the average lease is approximately 7.3 years with an average occupancy of 82.6%, up from 80.7% at the time of acquisition.

Eurocastle maintains close relationships with its tenants and has been successful in renewing leases with Dresdner Bank on approximately 77% of 22,886 square meters due to expire at the end of 2006.

Wave Portfolio

The Wave portfolio consists of 96 properties or approximately 295,000 square meters primarily of office space. Deutsche Bank represents approximately 69% of rental income and the average lease is approximately 4.8 years with occupancy of 78.7% at quarter end, up from 74.6% at 31 December 2005.

Retail Portfolio

The Company continued to add to its retail portfolio and acquired 18 properties for its fourth retail portfolio ("Turret") at an all-in purchase price of €75 million during the quarter. As of 30 September 2006,

Eurocastle owned 121 recently developed German retail properties located throughout Germany. The properties were purchased for an aggregate purchase price of €330 million representing approximately 253,000 square meters of lettable space. The space is leased to leading German retailers with occupancy of 99.8% and an average lease term of approximately 9.3 years.

Acquisitions

During the first nine months of 2006, Eurocastle substantially increased its real estate portfolio to €2.9 billion.

On 1 September 2006, Eurocastle entered into a purchase agreement with DB Real Estate Investment GmbH to acquire a portfolio of 6 office properties for an all-in purchase price of approximately €503 million. The properties are located in Berlin, Frankfurt, Dusseldorf, Wiesbaden, Eschborn and Sulzbach. The purchase price reflects an unleveraged initial yield on in-place cash flow of approximately 5.6%. This transaction is expected to complete in the 4th quarter 2006 and will be accounted for in the year-end 2006 financial statements. The properties have an average age of less than 10 years and approximately 190,600 square meters. The portfolio has stable cash flows with an average lease term of 7 years and over 80% of annual revenue contributed by major corporate tenants. An initial occupancy rate of approximately 93% gives an opportunity for future income growth. The main tenants are businesses operating in the automotive, telecommunications, transport, chemicals and IT sectors and include Deutsche Bahn, Arcor AG & Co. KG, CSC Ploenkzke AG, Clariant GmbH and Daimler Chrysler AG. The acquisition fits our property investment strategy of acquiring high quality commercial real estate let to credit tenants with an opportunity for significant value creation through active management.

Since the quarter end, five of the six properties have funded for a total all-in purchase price of €410 million. The last property is expected to fund prior to the year end.

Eurocastle funded €68 million in the first half of the year to complete the acquisition of its third retail property portfolio which began in December 2005. The aggregate purchase price of the portfolio was €107 million, yielding approximately 7%. In addition, during the nine month period to 30 September 2006, Eurocastle acquired 39 retail properties for the Turret portfolio for an all-in purchase price of €124 million, out of a committed total of approximately €200 million. Since the quarter end, a further 6 properties have been funded for a total purchase price of €22.8 million.

In February 2006, the Company completed the acquisition of a €2 billion German property portfolio from Dresdner Bank via the acquisition of Dresdner Grund-Fonds.

Real Estate Fund Units

As of 30 September 2006, Eurocastle had a total interest of €148 million (including cumulative unrealised fair value gains of €3.2 million since acquisition) in a real estate investment fund that owns a portfolio of approximately 400 Italian properties. The properties are let to Italian government agencies. The original term of the Lease Agreement is 9 years (7.2 years remaining), with an extension option for a further 9 years. The properties are 100% occupied. During the third quarter, Eurocastle reduced its investment in the real estate fund by 20% (300 Units) and realised a net gain of €2.2 million.

Debt Investment Portfolio

Overview of Real Estate and Other ABS Securities and Real Estate Loans

	Unaudited As of 30 September 2006	Unaudited As of 30 June 2006	As of 31 December 2005
Total debt investments (excluding restricted cash) (in €'000)	**1,769,854**	1,560,918	1,537,945
Weighted average asset margin (above Euribor)	**1.89%***	1.87%*	1.88%*
Weighted average liability spread	**0.53%***	0.54%*	0.53%*
Weighted average net spread	**1.36%***	1.33%	1.35%*
Weighted average credit rating	**BBB−**	BBB	BBB+
Percentage investment grade of debt investment portfolio	**73%**	81%	87%
Number of securities and loans	**151**	136	127

* Includes assets and liabilities referenced under total return swaps

Portfolio

As of 30 September 2006, Eurocastle's total debt investment portfolio of approximately €1.8 billion represented 18% of the Company's total equity. The debt portfolio included €743 million of CMBS, €766 million of other asset backed securities (including €356 million of RMBS) and €260 million of loans. The debt investment portfolio is well diversified with 151 securities and loans and an average life of approximately 4.46 years; approximately 97% of the portfolio comprises floating-rate securities. The portfolio is geographically diversified with direct exposures of 46% in the UK, 15% in Italy, 20% in Germany, 6% Pan European and 4% in France. The average credit quality of the debt investment portfolio is BBB- and approximately 73% of the investments are rated investment grade. The portfolio's weighted average credit spread was approximately 1.89% as of 30 September 2006.

Eurocastle's debt investment portfolio has continued to perform well. As of 30 September 2006, none of the Company's securities or loans had defaulted, and there have been no principal losses to date. Within Eurocastle's debt investment portfolio, the company continues to seek investments that will generate superior risk-adjusted returns with a long-term objective of capital preservation and earnings stability in varying interest rate and credit cycles.

Acquisitions

In the first nine months of 2006, Eurocastle purchased approximately €516.6 million of real estate related securities and loans. The securities and loans purchased have an average credit rating of BB and a net credit spread of 2.17%.

After allowing for sales of securities and principal redemptions, the net increase in face amount of real estate related securities and real estate related loans during the first nine months was €235.4 million, increasing the net face amount of real estate related securities and real estate related loans to €1,769.2 million at 30 September 2006 with an average credit rating of BBB−.

Financing

Debt Financing

In February, Eurocastle entered into €1.525 billion 7-year fixed interest term loans to finance the Dresdner Bank portfolio acquisition at an all-in cost of 4.18%.

The third retail portfolio (Truss) was financed with an €85.3 million 10-year fixed rate term facility at an all-in finance cost of 4.86%. The Company raised additional financing to fund the fourth retail portfolio (Turret), utilised €91.9 million of a €150 million 10-year fixed rate term facility at an all-in financing cost of 4.93%. The Turret portfolio is expected to have an aggregate purchase price of approximately €200 million when fully funded.

The Bridge portfolio acquisition will be financed with a 7 year fixed interest term loan facility of €372.1 million at an all-in financing cost of 4.78%.

Eurocastle continues to finance its real estate investment portfolio with fixed rate term loans, which has substantially eliminated exposure to increased interest rates. This is consistent with our objective of locking in the spread between the yield on our investments and the cost of financing those investments.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements. Such forward-looking statements relate to, among other things, future commitments to acquire real estate and achievement of acquisition targets, availability of attractive investment opportunities, methods of funding portfolios, timing of completion of acquisitions, the operating performance of our investments and financing needs. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may", "will", "should", "potential", "intend", "expect", "endeavour", "seek", "anticipate", "estimate", "overestimate", "underestimate", "believe", "could", "project", "predict", "continue", "plan", "forecast" or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of future plans or strategies is limited. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance may differ materially from those set forth in the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results or stated expectations, including the risk that Eurocastle will be unable to reach agreement or suitable terms with respect to any significant portion of the real estate acquisition opportunities currently being evaluated.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

Introduction

We have reviewed the accompanying consolidated balance sheet of Eurocastle Investment Limited and its subsidiaries, as of 30 September 2006 and the related consolidated income statement, statement of changes in equity and statement of cash flows for the nine-month period then ended, and summary of significant accounting policies and other explanatory notes (as set out on pages 15 to 49). Management is responsible for the preparation and presentation of this interim financial information in accordance with International Financial Reporting Standards ("IFRS"). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with International Financial Reporting Standards ("IFRS").

Ernst and Young LLP
London

15th November 2006

CONSOLIDATED INCOME STATEMENT

	Notes	Unaudited Nine Months Ended 30 September 2006	Unaudited Nine Months Ended 30 September 2005	Unaudited Three Months Ended 30 September 2006	Unaudited Three Months Ended 30 September 2005
		€'000	*€'000*	*€'000*	*€'000*
Operating Income					
Interest income	3	67,561	47,408	23,163	16,970
Rental income	4	103,219	19,063	40,111	6,408
Service Charge Income	5	17,353	2,915	6,667	275
Real estate fund unit interest income		14,559	3,607	4,964	3,607
Realised gain on disposal of available-for-sale securities		289	2,233	—	380
Realised gain on disposal of investment properties		—	731	—	731
Net realised gain on disposal of real estate fund units		2,163	—	2,163	—
Increase/(Decrease) in fair value of investment properties		89,576	445	12,280	(68)
(Decrease)/Increase in fair value of real estate fund unit		(4,914)	7,122	(2,563)	7,122
(Decrease) in fair value of interest rate swaps		(1,720)	—	(1,720)	—
(Decrease)/Increase in fair value of total return swap		(148)	428	(45)	428
Total operating income		287,938	83,952	85,020	35,853
Operating Expenses					
Interest expense	6	102,389	40,371	38,536	14,876
Losses/(Gains) on foreign currency contracts/currency translation		685	1,473	(282)	314
Service charge expenses	5	24,441	3,911	9,442	333
Property operating expenses		5,386	1,124	1,265	859
Other operating expenses	7	18,989	6,629	7,066	2,529
Total operating expenses		**151,890**	53,508	**56,027**	18,911
Operating Profit before Taxation		**136,048**	30,444	**28,993**	16,942
Taxation expense – current	8	283	877	94	590
Taxation expense – deferred	8	1,630	—	1,370	—
Net Profit after Taxation		**134,135**	29,567	**27,529**	16,352
Earnings Per Ordinary Share					
Basic	20	3.12	1.45	0.60	0.68
Diluted	20	3.00	1.39	0.58	0.65
Weighted Average Ordinary Shares Outstanding					
Basic	20	43,012,864	20,443,707	45,681,245	24,209,670
Diluted	20	44,695,704	21,206,023	47,387,789	25,046,485

See notes to the consolidated financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	Notes	Unaudited 30 September 2006	31 December 2005
		€'000	€'000
Assets			
Cash and cash equivalents		119,379	13,640
Restricted cash	9	45,134	—
Asset backed securities, available-for- sale (includes cash to be invested)	10	1,490,241	1,342,638
Asset backed securities pledged under repurchase agreements	10	44,500	109,909
Real estate related loans	11	260,129	92,649
Real estate fund units	13	148,412	189,591
Investment property	14	2,738,450	463,540
Intangible assets	15	1,077	542
Other assets	12	67,240	61,471
Total assets		4,914,562	2,273,980
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 45,681,245 shares issued and outstanding at 30 September 2006	21	804,269	286,801
Net unrealised gain on available-for-sale securities	9,10	1,016	4,703
Hedging reserve	22	6,796	(12,100)
Accumulated profit		111,665	18,442
Other reserves	21	7,937	1,020
Total equity		931,683	298,866
Minority Interests		2	2
Liabilities			
CDO bonds payable	16	1,208,065	977,485
Bank borrowings	17	2,591,071	835,162
Repurchase agreements	18	42,275	103,542
Current taxation payable	8	614	168
Deferred taxation payable	8	3,577	2,110
Trade and other payables	19	137,275	56,645
Total liabilities		3,982,877	1,975,112
Total equity and liabilities		4,914,562	2,273,980

See notes to the consolidated financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Unaudited Nine Months Ended 30 September 2006	Unaudited Nine Months Ended 30 September 2005
	€'000	€'000
Cash Flows From Operating Activities		
Net profit before taxation	136,048	30,444
Adjustments for:		
Gain on disposal of investment properties		(731)
Unrealised gain/(loss) on foreign currency contracts	685	(106)
Accretion of discounts on securities	(117)	(3,561)
Amortisation of borrowing costs	2,781	(382)
Realised gain on disposal of real estate fund units	(2,163)	—
Realised gain on disposal of available-for-sale securities	(289)	(2,233)
Shares granted to directors	172	108
Amortisation of intangible assets	92	—
Revaluation (gain)/loss of real estate fund units	4,914	(7,122)
Revaluation (gain) of investment properties	(89,576)	(445)
Revaluation loss of total return swap	148	—
Revaluation loss on interest rate swap	1,720	—
Net change in operating assets and liabilities:		
(Increase)/decrease in restricted cash	(45,134)	933
Decrease/(increase) in other assets	494	(15,966)
Increase in trade and other payables	85,110	51,525
Net cash flows from operating activities	94,885	52,464
Cash Flows From Investing Activities		
Purchase of investment property	(2,185,334)	(79,542)
Net movement of available-for-sale securities	(155,609)	(264,753)
Net movement of securities pledged under repurchase Agreements	65,409	—
Net movement of real estate related loans	(167,480)	—
Redemption/(additions) of real estate fund units	38,428	(174,870)
Proceeds from disposal of investment property	—	1,190
Purchase of intangible assets	(627)	—
Net cash flows used in investing activities	(2,405,213)	(517,975)
Cash Flows From Financing Activities		
Proceeds of issuance of ordinary shares	535,401	99,015
Costs related to issuance of ordinary shares	(11,188)	(3,998)
Proceeds from issuance of bonds	235,458	520,083
Costs related to issuance of bonds	(1,539)	(4,523)
Borrowings under repurchase agreements	(61,267)	(112,821)
Repayments under warehouse borrowing facility	—	(350,843)
Net movement of bank borrowings	1,760,114	344,457
Dividends paid to shareholders	(40,912)	(18,652)
Net Cash Flows from Financing Activities	2,416,067	472,718
Net Increase in Cash and Cash Equivalents	105,739	7,207
Cash and Cash Equivalents, Beginning of Period	13,640	10,293
Cash and Cash Equivalents, End of Period	119,379	17,500

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Ordinary Shares (Adjusted for Share Consolidation)	Share Capital	Other Reserves	Net Unrealised Gains/ (Losses)	Hedging Reserves	Accumulated Profit (Loss)	Total Equity
		€'000	€'000	€'000	€'000	€'000	€'000
At 1 January 2005	18,463,670	192,309	400	6,604	713	6,394	206,420
Net unrealised gain on available-for-sale securities	—	—	—	2,247	—	—	2,247
Issuance of shares – June 2005	5,740,000	99,015	—	—	—	—	99,015
Costs related to issue of shares – June 2005	—	(3,998)	—	—	—	—	(3,998)
Issuance of ordinary shares to directors	6,000	108	—	—	—	—	108
Realised gains reclassified to the income statement	—	—	—	2	—	—	2
Realised losses recycled to the income statement	—	—	—	(1,783)	—	—	(1,783)
Net unrealised loss on hedge instruments	—	—	—	—	(6,689)	—	(6,689)
Costs related to issue of options on follow on share issue	—	(620)	620	—	—	—	—
Net gains/(losses) not recognised in the income statement	—	—	1,020	7,070	(5,976)	—	2,114
Net profit for the six months	—	—	—	—	—	29,567	29,567
Total Movement for the Period	—	—	—	466	(6,689)	29,567	23,344
Dividends paid	—	—	—	—	—	(18,652)	(18,652)
At 30 September 2005 (Unaudited)	24,209,670	286,814	1,020	7,070	(5,976)	17,309	306,237

	Ordinary Shares (Adjusted for Share Consolidation)	Share Capital	Other Reserves	Net Unrealised Gains/ (Losses)	Hedging Reserves	Accumulated Profit (Loss)	Total Equity
		€'000	€'000	€'000	€'000	€'000	€'000
At 1 October 2005	24,209,670	286,814	1,020	7,070	(5,976)	17,309	306,237
Net unrealised (loss) on available-for-sale securities	—	—	—	(2,036)	—	—	(2,036)
Costs related to issue of shares – June 2005	—	(13)	—	—	—	—	(13)
Realised losses reclassified to the income statement	—	—	—	(331)	—	—	(331)
Net unrealised loss on hedge instruments	—	—	—	—	(6,124)	—	(6,124)
Net Gains/(Losses) Not Recognised in the Income Statement	—	—	1,020	4,703	(12,100)	—	(6,377)
Net profit for the period	—	—	—	—	—	10,091	10,091
Total Movement for the Quarter	—	—	—	(2,367)	(6,124)	10,091	1,600
Dividends paid	—	—	—	—	—	(8,958)	(8,958)
At 31 December 2005	24,209,670	286,801	1,020	4,703	(12,100)	18,442	298,866

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Ordinary Shares (Adjusted for Share Consolidation)	Share Capital	Other Reserves	Net Unrealised Gains/ (Losses)	Hedging Reserves	Accumulated Profit (Loss)	Total Equity
		€'000	€'000	€'000	€'000	€'000	€'000
At 1 January 2006	24,209,670	286,801	1,020	4,703	(12,100)	18,442	298,866
Net unrealised loss on available-for-sale securities	—	—	—	(3,716)	—	—	(3,716)
Issuance of shares – January 2006	21,394,429	534,690	—	—	—	—	534,690
Costs related to issue of shares – January 2006	—	(11,188)	—	—	—	—	(11,188)
Issuance of ordinary shares to directors	6,000	172	—	—	—	—	172
Share options exercised – June 2006	71,146	711	—	—	—	—	711
Realised losses recycled to the income statement	—	—	—	29	—	—	29
Net unrealised gain on hedge instruments	—	—	—	—	18,305	—	18,305
Recycling of fair value of novated swaps to profit and loss account	—	—	—	—	591	—	591
Cost related to issue of options on follow on share issue	—	(6,917)	6,917	—	—	—	—
Net Gains Not Recognised in the Income Statement	—	—	7,937	1,016	6,796	—	15,749
Net profit for the nine months	—	—	—	—	—	134,135	134,135
Total Movement for the Period	—	—	6,917	(3,687)	18,896	134,135	156,261
Dividends paid	—	—	—	—	—	(40,912)	(40,912)
At 30 September 2006 (Unaudited)	45,681,245	804,269	7,937	1,016	6,796	111,665	931,683

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. Eurocastle Investment Limited is a Euro denominated Guernsey closed-end investment company listed on Euronext Amsterdam (formerly listed on the London Stock Exchange). The activities of the Company include the investing in, financing and managing of European real estate assets and European real estate related debt.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee and incentive compensation (as well as reimbursement for expenses, including expenses of certain employees providing property/asset management and finance services), as described in the Management Agreement. The Company has no ownership interest in the Manager.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements are prepared in accordance with IAS 34 "Interim Financial Statements." The interim financial statements have been prepared under the same accounting principles and methods of computation as in the financial statements as at 31 December 2005 and for the year then ended. The consolidated financial statements are presented in euros, the functional currency of the Group, because the Group conducts its business predominantly in euros.

Basis of Preparation

The consolidated financial statements are prepared on a fair value basis for derivative financial instruments, investment property, financial assets and liabilities held for trading, and available-for-sale assets. Other financial assets and liabilities and non-financial assets and liabilities are stated at amortised or historical cost.

The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on the company's management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

Where such judgements are made they are indicated within the accounting policies below.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the nine months ended 30 September 2006. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred from the Group.

At 30 September 2006, the Group's subsidiaries consisted of a number of subsidiaries in Ireland, Luxembourg and Germany.

Eurocastle Funding Limited ("EFL"), Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II"), Eurocastle CDO III PLC ("CDO III") and Eurocastle CDO IV PLC ("CDO IV") are all limited companies incorporated in Ireland. The ordinary share capital of these vehicles is held by outside parties and the Company has no voting rights. In accordance with the Standing Interpretations Committee Interpretation 12 Consolidation — Special Purpose *Entities*, the Group consolidates EFL, CDO I, CDO II, CDO III, CDO IV as it retains control over these entities and retains the residual risks of ownership of these entities.

Eurocastle owns either directly or indirectly a 100% equity interest in a number of significant operating subsidiaries in Luxembourg, Germany and Ireland, as disclosed in Note 27, which are consolidated into these financial statements

Eurocastle's investment in real estate fund units are held by Finial Sàrl ("FIP"), a Luxembourg limited company, which is 100% owned by Luxgate Sàrl.

Eurocastle owns 100% of Luxgate Sàrl.

Financial Instruments

Classification

Financial assets and liabilities measured at fair value through the profit and loss account are principally those instruments that the Group holds for the purpose of short-term profit taking. These include total return swaps, real estate fund units, interest rate swaps and forward foreign exchange contracts that are not designated as effective hedging instruments.

Available-for-sale assets and restricted short term investments are financial assets that are not classified as instruments held at fair value through the profit & loss account, loans and advances, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities.

Recognition

The Group recognises financial assets that are classified as held at fair value through the profit & loss account and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in the fair value of the assets are recognised.

A financial liability is recognised on the date the Group becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at fair value plus, in the case of a financial asset or liability not measured at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Subsequent to initial recognition all instruments that are classified as held at fair value through the profit and loss account and available for sale assets are carried at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is calculated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, expected future cash flows are based on our manager's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is calculated at the amount that the Group would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of instruments that are classified as held at fair value through the profit & loss account are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of) or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition of financial assets and liabilities

Financial Assets

A financial asset is derecognised when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred the control of the asset.

Where the Group has transferred its right to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the income statement.

Impairment

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the calculated future cash flows of the financial asset or group of financial assets that can be reliably measured.

In the case of financial assets classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the income statement.

Subsequent increases in the fair values of both debt instruments classified as available-for-sale and financial assets measured at amortised cost, which can be objectively related to an event occurring after previous impairment losses have been recognised in the income statement, are recorded in the income statement. Such reversals are then taken through the income statement only to the extent previous impairment losses have been taken through the income statement.

Hedge accounting

Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value.

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on re-measurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged items affect the net profit and loss.

Repurchase Agreements

Securities and real estate loans subject to repurchase agreements are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral. The counterparty liabilities have been classified as repurchase agreements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, as well as cash held by the trustees of CDO I, II and III securitisations as a reserve for future trustee expenses. In addition, restricted cash comprises cash held as part of the minimum liquidity requirement for the Dresdner Grund-Fonds. As such, these funds are not available for use by the Group.

Investment Properties

Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property.

Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise.

Investment properties are derecognised when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the year of retirement or disposal.

Tenant improvements and leasing commissions incurred at the commencement of the lease are capitalised, and amortised on a straight-line basis over the life of the lease.

The value of investment property incorporates 31 properties which are considered finance leases or operating leases. As the Group has assumed substantially all the risks and rewards associated with these assets, these have been treated as investment property under IAS 17 and IAS 40 respectively. These properties have been recognised at fair value in the same manner as freehold property. An associated liability representing the present value of lease payments to the freehold owner has been included in Trade and Other Payables on the balance sheet.

Finance Leases

The determination of whether an arrangement is, or contains a finance lease, is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and the reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the income statement as they arise.

Real Estate Fund Units

Real estate fund units are recorded at fair value in the consolidated balance sheet, with any change in fair value recognised in the consolidated income statement. The interest income is recognised in the income statement as it accrues, taking into account the effective yield of the real estate fund units.

Intangible Assets

Software development costs are capitalised when they meet certain criteria relating to identifiability, it is probable that future economic benefits will flow to the enterprise, and the cost can be measured reliably. These software costs are recognised in profit and loss through amortisation of the capitalised software costs on a straight line basis over their expected useful life of 5 years.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Group's repurchase agreements, are initially recognised at fair value, being the fair value of consideration received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Minority Interests

Minority interests represent interests held by outside parties in the Group's consolidated subsidiaries.

Revenue Recognition

The company considers revenue to comprise interest income and rental income as its principal business is investing in, financing and management of European real estate and other asset backed securities and other real estate related assets.

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income on freehold and finance lease investment property is recognised on an accruals basis. Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease term. Incentives given to enter into lease agreements are spread evenly over the lease term as a reduction of rental expense, even if the payments are not made on such a basis.

Service Charges

Eurocastle acts as a principal bearing the risk of over/under charging of service costs to its tenants. The service income earned from the tenants and the service costs incurred are shown separately in the income statement.

Service Income

Service income represents service costs recoverable from tenants and is recognised on a straight line basis over the lease agreement.

Service Costs

Service costs represent service contracts entered into for the operation of the property, and are expensed on an accrual basis.

Property Expenses

Property expenses are expenses that are incurred on the property portfolio that are not able to be recovered from tenants. Property expenses are recognised on an accruals basis in the Income Statement.

Income Tax

The Company is a Guernsey, Channel Islands limited company and is not subject to taxation. The company's subsidiaries, EFL, CDO I, CDO II, CDO III and CDO IV are Irish registered companies and are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Group's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from their investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The taxation accrual for the nine months ended 30 September 2006 relates to these subsidiaries.

The Group's subsidiaries Bastion, Belfry, Truss and Turret are also subject to German income tax on rental income net of interest and other expense deductions. No taxable income has been generated in these entities and therefore no tax accrual has been made for the period ended 30 September 2006.

The Group's investment in the underlying properties in relation to the Drive portfolio and the Real Estate Fund Units is by way of units in an open-ended real estate fund. No corporation tax is due on income generated from its investment in these units.

Certain Luxembourg subsidiaries are subject to Luxembourg tax on a small amount of net interest which is attributable to shareholder loans and other debt instruments used within each of the structures supporting the different investment property portfolios

Deferred Taxation

Deferred income tax is provided in full, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred income tax is recognised for all temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements, with the following exceptions:

- where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;
- in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and
- deferred income tax assets are recognised only to the extent that it is probable that taxable profit will be available against which deductible temporary differences, carried forward tax credits or tax losses can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Foreign Currency Translation

The functional and presentation currency of the Group and its subsidiaries is the euro. Transactions in foreign currencies are initially recorded in the functional currency rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Share-Based Payments

Share-based payments are accounted for based on their fair value on grant date. The fair value is calculated by reference to an option pricing model. The fair value of the share options granted in relation to capital raises has been fully recognised (vested) on the date of grant as a cost relating to the issue of shares with a corresponding increase to other reserves.

Share options granted to directors are recognised in the profit & loss over the period that the services are received.

International Financial Reporting Standards to be adopted in 2007 and later

IAS 1 Amendment — Presentation of Financial Statements: Capital Disclosures and *IFRS 7 Financial Instruments: Disclosures*

Upon adoption of IAS 1 Amendments and IFRS 7, the Group will have to disclose additional information about its policies and processes for managing capital, as well as financial instruments, their significance and the nature and extent of risks that they give rise to. More specifically the Group will need to disclose the fair value of its financial instruments and its risk exposure in greater detail. There will be no effect on reported income or net assets.

3. INTEREST INCOME

Interest income for the three and nine months ended 30 September 2006 of €23.2 million and €67.6 million respectively (30 September 2005: €17.0 million and €47.4 million) is primarily interest income earned on the Asset backed securities available-for-sale and Asset backed securities pledged under repurchase agreements.

4. RENTAL INCOME

Rental income for the three and nine months ended 30 September 2006 of €40.1 million and €103.2 million respectively (30 September 2005: €6.4 million and €19.1 million) represents rental income earned on investment properties.

5. SERVICE INCOME AND COSTS

Service Income for the three and nine months ended 30 September 2006 of €6.7 million and €17.4 million respectively (30 September 2005: €0.3 million and €2.9 million) represents the service costs recoverable from tenants.

Service Costs for the three and nine months ended 30 September 2006 of €9.4 million and €24.4 million respectively (30 September 2005: €0.3 million and €3.9 million) represents the costs relating to the service contracts entered into for the operation of the properties

6. INTEREST EXPENSES

Interest expense for the three and nine months ended 30 September 2006 of €38.5 million and €102.4 million respectively (30 September 2005: €14.9 million and €40.4 million) comprises interest expense incurred on the CDO bonds payable, bank borrowings and repurchase agreements.

7. OTHER OPERATING EXPENSES

	Nine Months to 30 September 2006	Nine Months to 30 September 2005	Three Months to 30 September 2006	Three Months to 30 September 2005
	€'000	*€'000*	*€'000*	*€'000*
Professional fees	4,343	1,149	1,251	353
Management fees	8,465	2,537	3,047	1,088
Incentive fees	2,235	2,463	1,451	1,008
Amortisation	92	—	31	—
Other	3,854	480	1,286	80
	18,989	6,629	7,066	2,529

8. TAXATION EXPENSE

	Nine months to 30 September 2006	Nine months to 30 September 2005	Three Months to 30 September 2006	Three Months to 30 September 2005
	€'000	*€'000*	*€'000*	*€'000*
Current tax				
Germany	9	877	9	590
Luxembourg	274	—	85	—
Total	283	877	94	590
Deferred tax				
Germany	1,630	—	1,370	—
Total Deferred Tax	1,630	—	1,370	—
Total Tax Charge	1,913	877	1,464	590

Reconciliation of the total tax charge

The tax expense in the Income Statement for the year is higher than the standard rate of corporation tax in Guernsey of 0%. The difference is reconciled below:

	Nine Months Ended 30 September 2006	Nine Months Ended 30 September 2005	Three Months Ended 30 September 2006	Three Months Ended 30 September 2005
	€'000	*€'000*	*€'000*	*€'000*
Profit on ordinary activities before taxation	136,048	30,444	28,993	16,942
Profit on ordinary activities based on Guernsey tax of 0%	—	—	—	—
Overseas taxation	1,913	877	1,464	590
Total Tax Charge Reported in the Income Statement	1,913	877	1,464	590

Analysis of Deferred Tax

	Nine months Ended 30 September 2006	Nine months Ended 30 September 2005	Three Months Ended 30 September 2006	Three Months Ended 30 September 2005
	€'000	*€'000*	*€'000*	*€'000*
Tax losses carried forward	(1,591)	—	(1,386)	—
Short term timing differences				
Loan expense	97	—	126	—
Long term timing differences				
Accelerated capital allowance	2,134	—	1,646	—
Revaluation of investment properties	893	—	893	—
Other	97	—	91	—
Deferred Tax Expense	1,630	—	1,370	—

Movement in Taxation Payable

	30 September 2006	31 December 2005
	€'000	*€'000*
Opening tax payable	2,278	—
Tax expense for the period	1,913	2,278
Closing taxation payable	4,191	2,278
Split between		
Current Tax	614	168
Deferred Tax	3,577	2,110
Closing taxation payable	4,191	2,278

The taxation expense for the 9 months ended 30 September 2006 relates to the Group's Luxembourg and German subsidiary companies as described in Note 2. The German tax charge is based on German tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The Luxembourg tax charge is based on Luxembourg tax on a small amount of net interest which is attributable to shareholder loans and other debt instruments used within each of the structures supporting the different investment property portfolios.

9. RESTRICTED SHORT TERM INVESTMENTS OR CASH

There is a minimum liquidity requirement of 5% of the value of Dresdner Grund-Fonds, the subsidiary through which the Drive portfolio is held, in accordance with German Investment Companies Act requirements. At 30 September 2006, the liquidity requirement was held as a short term deposit. Subsequent to 30 September 2006, the liquidity requirement of 5% has been invested in high grade debt securities of short duration.

10. AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Group's available-for-sale securities at 30 September 2006.

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Rating*	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
	€'000	*€'000*	*€'000*	*€'000*	*€'000*				
Portfolio I									
CMBS	154,335	154,318	827	(54)	155,091	BBB	4.77%	1.54%	4.06
Other ABS	244,246	244,780	1,469	(456)	245,793	BBB	5.21%	1.88%	3.95
	398,581	399,098	2,296	(510)	400,884	BBB	5.04%	1.75%	3.99
Portfolio II									
CMBS	234,831	234,926	270	(266)	234,930	BBB	4.54%	1.35%	5.13
Other ABS	196,505	196,909	354	(462)	196,801	BBB	4.57%	1.34%	4.51
	431,336	431,835	624	(728)	431,731	BBB	4.55%	1.35%	4.85
Portfolio III									
CMBS	237,273	237,414	525	(331)	237,608	BBB	5.20%	1.95%	5.46
Other ABS	228,003	228,162	660	(197)	228,625	BBB	4.78%	1.45%	3.72
	465,276	465,576	1,185	(528)	466,233	BBB	4.99%	1.70%	4.60
Portfolio IV									
CMBS	116,807	115,668	728	(1,243)	115,153	BBB+	4.81%	2.10%	5.05
Other ABS	52,058	52,032	22	(830)	51,224	BBB	4.59%	1.41%	5.30
	168,865	167,700	750	(2,073)	166,377	BBB+	4.74%	1.89%	5.13
Total Portfolio	1,464,058	1,464,209	4,855	(3,839)	1,465,225	BBB	4.85%	1.63%	4.57
Other Securities									
Other ABS	44,500	44,500	—	—	44,500	AAA	4.14%	0.90%	0.98
	44,500	44,500	—	—	44,500	AAA	4.14%	0.90%	0.98
	1,508,558	1,508,709	4,855	(3,839)	1,509,725	BBB	4.83%	1.61%	4.46
Restricted Cash — Cash to be Invested					25,016				
Total Asset Backed Securities (Including Cash to be Invested)					1,534,741				

* Ratings are based on the minimum public or private rating obtained from Fitch, Moody's or S&P ratings agencies

CMBS — Commercial Mortgage Backed Securities

Other ABS — Other Asset Backed Securities

The securities within Portfolio I, II and III are encumbered by CDO securitisations (Note 16).

The following is a summary of the Group's available-for-sale securities at 31 December 2005.

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Portfolio I									
CMBS	152,096	151,956	1,592	(43)	153,505	BBB	4.13%	1.86%	3.16
Other ABS	248,300	248,813	2,258	(159)	250,912	BBB+	4.28%	1.95%	3.74
	400,396	400,769	3,850	(202)	404,417	BBB	4.23%	1.91%	3.52
Portfolio II									
CMBS	130,013	129,898	434	(527)	129,805	BBB	3.89%	1.67%	5.02
Other ABS	143,945	144,266	588	(350)	144,504	BBB	3.82%	1.40%	4.84
	273,958	274,164	1,022	(877)	274,309	BBB	3.85%	1.53%	4.93
Portfolio III									
CMBS	169,452	169,646	1,016	(254)	170,408	BBB−	4.26%	1.94%	4.81
Other ABS	211,768	212,038	628	(810)	211,856	BBB	3.87%	1.61%	3.56
	381,220	381,684	1,644	(1,064)	382,264	BBB	4.04%	1.75%	4.11
Portfolio IV									
CMBS	207,063	206,254	308	(139)	206,423	BBB+	4.00%	1.81%	5.30
Other ABS	67,952	68,025	137	(188)	67,974	A−	4.06%	1.82%	4.70
	275,015	274,279	445	(327)	274,397	BBB+	4.01%	1.81%	5.15
Total Portfolio	1,330,589	1,330,896	6,961	(2,470)	1,335,387	BBB	4.05%	1.77%	4.32
Other Securities									
CMBS	65,617	65,543	73	(207)	65,409	AA−	2.89%	0.58%	0.72
Other ABS	44,500	44,154	346	—	44,500	AAA	3.54%	0.90%	1.76
	110,117	109,697	419	(207)	109,909	AA	3.15%	0.71%	1.14
	1,440,706	1,440,593	7,380	(2,677)	1,445,296	BBB+	3.98%	1.69%	4.07
Restricted Cash — Cash to be Invested					7,251				
Total Asset Backed Securities (Including Cash to be Invested)					1,452,547				

Asset backed securities, available for sale at fair value of €44.5 million (31 December: €109.9 million) have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these securities have been reclassified as pledged securities as follows:

	30 September 2006	31 December 2005
	€'000	€'000
Asset backed securities, available for sale (includes cash to be invested)	1,490,241	1,342,638
Asset backed securities pledged under repurchase agreements	44,500	109,909
Total Asset Backed Securities	1,534,741	1,452,547

Cumulative net unrealised gains on available-for-sale securities recognised in the statement of changes in equity were as follows:

	30 September 2006	31 December 2005
	€'000	€'000
Unrealised gains on available-for-sale securities	4,855	7,380
Unrealised losses on available-for-sale securities	(3,839)	(2,677)
Net unrealised gains on available-for-sale securities	1,016	4,703

11. REAL ESTATE LOANS

The following is a summary of the Group's real estate loans at 30 September 2006.

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average Rating	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
	€'000	*€'000*	*€'000*	*€'000*	*€'000*				
Real estate loans	260,705	260,129	—	—	260,129	B**	6.30%	3.28%	4.77

** 29% of the Real Estate Loans portfolio have ratings based on the minimum public or private rating obtained from Fitch, Moody's or S&P ratings agencies. 71% of the Real Estate Loans have been assigned an internal credit rating in anticipation of a formal rating, which is currently being sought from S&P and Fitch

As at 31 December 2005:

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
	€'000	*€'000*	*€'000*	*€'000*	*€'000*				
Real estate loans	93,120	92,649	—	—	92,649	*	5.49%	3.48%	3.88

* Included in real estate loans are loans with a total current face amount of €47.0 million and with an average rating of BB from S&P

12. OTHER ASSETS

	30 September 2006	31 December 2005
	€'000	*€'000*
Unsettled security transactions	322	26,178
Interest receivable	12,926	18,963
Rent receivable	3,446	4,222
Prepaid expenses	2,846	638
Derivative assets	6,725	11,470
Service charge receivable	30,921	—
Other accounts receivable*	10,054	—
	67,240	61,471

* Other assets includes €4.0 million of real estate fund unit income receivable

12.1 Total Return Swap

Included in the Derivative Assets is one total return swap, the fair value of which as at 30 September 2006 is €263,215 (31 December 2005 – €144,000) and the collateral deposit posted is €3.245 million (31 December 2005 – €10.6 million). This total return swap has been recorded as a Derivative Asset and is treated as a trading asset that is not designated as an Effective Hedging Instrument for accounting purposes and any gain or loss arising from the change in fair value of the asset is recognised through profit and loss.

In August 2005, a subsidiary entered into a total return swap with a major investment bank, whereby it receives the sum of all interest (at an average of Sterling LIBOR + 5.50%) and any positive change in value from a referenced term loan with an initial notional amount of £15 million, and pays interest (at Sterling Overnight Interbank Average — "SONIA") on the notional amount plus any negative change in value amounts from such loan. Under the contract, the subsidiary is required to post an initial collateral deposit equivalent to 36.7% of the notional amount and additional margin may be payable in the event of a decline in the value of the referenced term loan. In August 2006, the subsidiary sold 100% of its interest in this total return swap.

In December 2005, a subsidiary entered into a total return swap with a major investment bank, whereby it receives the sum of all interest (at EURIBOR + 4.00%) and any positive change in value

from a referenced term loan with an initial notional amount of €25.85 million, and pays interest (at EURIBOR + 0.40%) on the notional amount plus any negative change in value amounts from such loan. In May 2006, the subsidiary increased its holdings in the existing total return swap by €6.6 million. Under the contract, the subsidiary is required to post an initial collateral deposit equivalent to 10.0% of the notional amount and additional margin may be payable in the event of a decline in the value of the referenced term loan.

13. REAL ESTATE FUND UNITS

Between July and October 2005, the Group purchased an interest in 1,500 Class A real estate fund units backed by a portfolio of 394 properties in Italy. The original term of the Lease Agreement is 9 years, automatically renewable for a further 9 years, unless terminated by the Agenzia del Demanio (a public entity established by the Italian Ministry of Finance), with 12 months prior notice. The properties have a total occupancy of 100%. On 12 September 2006, 300 real estate fund units were sold.

	30 September 2006	31 December 2005
	€'000	€'000
At 1 January	189,591	—
Purchase of real estate fund units	—	181,493
Additional acquisition costs	34	—
Sale of 300 Units	(36,299)	
(Decrease) / increase in fair value	(4,914)	8,098
	148,412	189,591

14. INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

	Freehold Land & Buildings	Leasehold Property	30 September 2006 Total	31 December 2005 Total
	€'000	€'000	€'000	€'000
Opening balance	448,060	15,480	463,540	318,514
Additions	2,088,353	96,981	2,185,334	143,524
Disposals	—	—	—	(459)
Increase in fair value	85,784	3,792	89,576	1,961
Total	2,622,197	116,253	2,738,450	463,540

The value of investment properties incorporates 31 properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property, or if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Lease arrangements over the land on which the 31 investment properties are built have unexpired terms ranging from 8 years to 86 years.

A reconciliation of investment property valuations to the balance sheet carrying value of property is shown below:

	30 September 2006	31 December 2005
	€'000	€'000
Investment property at market value as determined by external valuers	2,712,689	460,588
Add minimum payments under head leases separately included in trade and other payables on the balance sheet.	25,761	2,952
Balance sheet carrying value of investment property	2,738,450	463,540

Schedule of Minimum Lease Payments Under Finance and Operating Leases

	Total Value 30 September 2006	Present Value 30 September 2006	Total Value 31 December 2005	Present Value 31 December 2005
	€'000	*€'000*	*€'000*	*€'000*
Under 1 year	1,369	1,293	239	227
From 2 to 5 years	5,712	4,683	1,013	778
More than 5 years	99,867	19,785	27,710	1,947
Total	106,948	25,761	28,962	2,952

Additional Information

The tables below provide additional information for the Wave and Drive portfolios and the Retail portfolio which includes the Bastion, Belfry, Truss and Turret portfolios.

Portfolio	Passing Rent*	Net Rental Income	Lettable Area	Vacancy	Property Valuation	Property Cost	Net Rental Yield (Cost)
	€'000	*€'000*	*Sq Metre*	*%*	*€'000*	*€'000*	*%*
Wave	25,691	21,898	294,721	21.3%	332,579	318,669	6.9%
Drive	111,802	101,173	841,682	17.4%	2,067,068	1,972,227	5.1%
Retail	25,915	24,295	253,129	0.2%	338,803	330,246	7.4%
Total	163,408	147,366	1,389,532		2,738,450	2,621,142	5.6%

Portfolio	Rent on Expiring Leases Yr 0-1	Rent on Expiring Leases Yr 2-3	Rent on Expiring Leases Yr 4-6	Rent on Expiring Leases Yr 7-10	Rent on Expiring Leases Yr 10+	Average Lease Length	Number of Properties
	€'000	*€'000*	*€'000*	*€'000*	*€'000*	*Years*	
Wave	940	10,790	2,077	11,104	780	4.8	96
Drive	4,200	15,894	37,515	18,638	35,555	7.3	303
Retail	148	669	4,435	12,126	8,537	9.3	121
Total	5,288	27,353	44,027	41,868	44,872		520

* Passing rent is defined as the annual gross rental income at the period end, excluding the net effects of straightlining for lease incentives.

15. INTANGIBLE ASSET

Intangible Assets comprise software development costs with a book value as at 30 September 2006 of €1.1 million (31 December 2005: €0.54 million), after an amortisation charge of €0.09 million (31 December 2005: €0.01 million).

16. BONDS PAYABLE

CDO Bonds

As at 30 September 2006

	Class	Rating	Current Face Amount	Carrying Amount	Weighted Average Cost of Financing	Weighted Average Margin	Weighted Average Maturity (in years)
			€'000	*€'000*			
CDO I	A and B Notes	AAA/AA	351,000	348,573	3.94%	0.60%	5.6
CDO II	A, B and C Notes	AAA/AA/A	404,391	400,904	3.82%	0.44%	8.8
CDO III	A, B and C Notes	AAA/AA/A	462,500	458,588	3.80%	0.46%	8.8
Total			1,217,891	1,208,065	3.85%	0.49%	7.9

	Class	Rating	Current Face Amount	Carrying Amount	Weighted Average Cost of Financing	Weighted Average Margin	Weighted Average Maturity (in years)
			€'000	*€'000*			
CDO I	A and B Notes	AAA/AA	351,000	348,271	3.08%	0.60%	6.3
CDO II	A, B and C Notes	AAA/AA/A	265,362	262,783	3.02%	0.53%	9.5
CDO III	A, B and C Notes	AAA/AA/A	370,000	366,431	2.97%	0.49%	9.5
Total			986,362	977,485	3.02%	0.54%	8.4

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

17. BANK BORROWINGS

The bank borrowings comprises of:

		30 September 2006	31 December 2005
		€'000	*€'000*
Term finance	(Note 17.1)	2,327,352	782,031
Revolving credit facility	(Note 17.2)	116,703	18,578
Other short term financing	(Note 17.3)	147,016	34,553
		2,591,071	835,162

17.1 Term Financing

Real Estate Debt	Month Raised	Current Face Amount *€'000* 30 September 2006	Current Face Amount *€'000* 31 December 2005	Carrying Amount *€'000* 30 September 2006	Carrying Amount *€'000* 31 December 2005	Hedged Weighted Average Funding Cost	Maturity
CDO IV	Jul-2005	221,522	308,321	221,236	307,917	3.87%	Jul 2008
Investment Property							
Wave Portfolio	Dec-2004	244,035	245,900	241,533	242,762	4.66%	Apr 2013
Belfry Portfolio	Aug-2005	56,240	56,240	55,421	55,363	4.81%	Oct 2015
Bastion Portfolio	Sep-2005	26,500	26,500	26,229	26,202	4.42%	Sep 2012
Truss Portfolio	Dec-2005	85,280	30,163	84,524	29,607	4.86%	Feb2016
Turret Portfolio	May-2006	91,889	—	91,085	—	4.93% (1)	May 2016
Drive Portfolio	Feb-2006	1,525,000	—	1,510,923	—	4.18%	Jan 2013
Real Estate Fund Units							
FIP Units	Jul-2005	97,500	121,875	96,401	120,180	5.42%	Jul 2018
Total		2,347,966	788,999	2,327,352	782,031		

(1) This is the fixed rate of the loan that is effective as from the 7 February 2007 until maturity. The effective interest rate that applied during the third quarter is 4.94%.

Real Estate Debt

On 14 July 2005, the Group through Eurocastle CDO IV PLC entered into a €400 million 3 year extendable warehouse facility with a major UK bank. This facility was previously used to refinance a significant part of the portfolio previously financed under short-term repurchase agreements, and is currently being used to build and finance a portfolio of asset backed securities and real estate related loans. The lender uses a rating agency CDO model to determine the level of equity contribution the Group is required to make to support the portfolio from time to time. The facility is secured over, *inter alia*, the collateral making up the portfolio. The margin payable to the lender depends on the deemed rating levels of the portfolio as determined by the rating agency model.

Investment Properties

In order to finance the Investment Property portfolios, the Group entered into non-recourse loan facilities as described in the table above. These facilities are secured in the customary manner for German real estate lending, granting security over, *inter alia*, the real estate purchased as well as rent receivables, bank accounts and shares in the Borrower. Interest in respect of these facilities is payable quarterly.

The committed Drive facility is €1,525 million, and is divided into a Senior and Junior loan of €841.3m (carrying value: €831.9m) and €683.7m respectively (carrying value: €679.0m). €50m of the Junior loan incurs interest at floating rate Euribor whereas the remaining portion is fixed.

The committed Turret facility is €150 million, of which €91.9 million has been drawn at 30 September 2006.

Real Estate Fund Units

On 22 July 2005, the Group entered into a non-recourse 13 year loan facility to finance its acquisition of 1,450 Class A Units in Fondo Immobili Pubblici. The facility is secured over, *inter alia*, the 1,450 Class A Units, an assignment of receivables under the units, a pledge over bank accounts and over shares in the Borrower. The interest rate on the loan is Euribor + 1.95%, payable semi-annually. On 21 October 2005, the Group acquired a further 50 Class A Units through the same facility. On 20 September 2006, the Group sold 300 Class A Units (20% of the total holdings), resulting in a pro-rated repayment of the finance facility.

17.2 Revolving Credit Facility

In December 2004, the Group entered into a revolving €35 million credit facility with Deutsche Bank as a means of securing access to temporary working capital. The facility is secured by receivables flowing from CDO I, CDO II, CDO III and EFL, as well as from the Group's Luxembourg subsidiaries representing income from the investment properties and real estate fund units, and with security assignments of the Group's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is Euribor + 1.5% p.a., while on undrawn amounts it is 0.4% p.a. The facility was increased to €50 million on 26 May 2005. On 15 May 2006, the facility was further increased to €150 million. Refer to Note 28 for details of changes to this facility subsequent to 30 September 2006.

As at 30 September 2006 there was €117.1 million drawn on this facility (31 December 2005: €18.6 million).

17.3 Other Short Term Financing

In May 2005, in order to finance the participation in a loan made to SC Karanis in connection with the Coeur Defense development in Paris, the Group entered into a full recourse €10 million one year loan facility. The facility was backed by a security assignment over the financed asset. It also contained an obligation to ensure that loan to value remains below 75%. The loan bore a rate of Euribor + 1.85%. In May 2006, this loan facility matured and the financing was transferred to the revolving credit facility with Deutsche Bank as described below.

In August 2005, in order to finance the participation in a loan that had previously been made to Mapeley Columbus Limited in connection with certain properties leased to Abbey National PLC in the United Kingdom, the Group entered into a full recourse €24.5 million one year loan facility. The participation had been transferred to the Lender as security for the facility. It also contained an obligation to ensure that loan to value remained below 75% and bore a rate of Libor + 1.00%. On maturity of this facility, the financing was transferred to the revolving credit facility with Deutsche Bank as described below.

In May 2006 in order to finance the participation in certain B note loans, the Group entered into a 3 year revolving credit facility with Deutsche Bank. The facility contains a number of financial covenants including a maximum aggregate mark to market exposure of €50 million. Interest rates on drawn amounts depend upon the loan to value and collateral quality of the underlying lender with draw downs currently bearing rates between 0.75% to 1.75% above Libor and Euribor. The security facility is backed by a security assignment over the financed asset. As at 30 September 2006, this facility was fully drawn at €96.5 million.

In August 2006, in order to finance the sub-participation in a real estate loan, the Group entered into an €80 million, 364 day, credit facility with Lehman Brothers. The facility contains a number of financial covenants including a requirement to deliver cash collateral to the lender equal to the excess of any mark to market decline over €200,000. Interest rates on the drawn amounts are 1.50% above Euribor. The security facility is backed by a security assignment over the financed asset and was drawn in an amount of €79.7 million at 30 September 2006.

18. REPURCHASE AGREEMENTS

The Company's consolidated subsidiary EFL has entered into master repurchase agreements with certain major investment banks to finance the purchase of available-for-sale securities. The obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which reset or roll monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

As at 30 September 2006, the Group's carrying amount and weighted average financing cost of these repurchase agreements was approximately €42.3 million (31 December 2005: €103.5 million) and 3.39% (31 December 2005: 2.61%) respectively.

19. TRADE AND OTHER PAYABLES

	30 September 2006	31 December 2005
	€'000	*€'000*
Security deposit	5,336	5,221
Unsettled security purchases	14,772	17,604
Interest payable	18,193	6,953
Due to manager (note 24)	4,292	4,555
Derivative liabilities	7,362	12,297
Finance lease payable	25,761	2,952
Service Charges Payable	24,655	—
Accrued expenses & other payables*	36,904	7,063
	137,275	56,645

* Included within the Accrued Expenses and Other Payables, is an amount of €17.0 million which is an amount of capital expenditure that was agreed to be undertaken as part of the Drive acquisition.

20. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period.

Diluted earnings per share is calculated by dividing net profit available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Group's potential ordinary shares during the period were the stock options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Nine Months Ended 30 September 2006	Nine Months Ended 30 September 2005	Year Ended 31 December 2005
Weighted average number of ordinary shares, outstanding basic	43,012,864	20,443,707	21,392,936
Dilutive effect of ordinary share options	1,682,840	762,316	772,928
Weighted average number of ordinary shares outstanding, diluted	44,695,704	21,206,023	22,165,864

21. SHARE CAPITAL AND RESERVES

As at the 31 December 2005 there were 24,209,670 shares issued and outstanding.

On 27 January 2006, the Company made a further public offering and issued 11,667,000 ordinary shares at a price of €30 each. On 1 February 2006, the over-allotment option relating to the January offering was exercised resulting in 1,156,000 ordinary shares being issued at €30 each.

On 15 February 2006, immediately prior to completion of the Dresdner Portfolio acquisition, 8,571,429 shares with aggregate nominal value of €8,571,429 were issued to certain funds managed by Fortress Investment Group LLC (the "Fortress Funds") at €17.50 each raising gross proceeds of €150 million. The principal terms of the Fortress Funds investment were agreed on 22 December 2005 and were, in relevant part, as follows:

- The Fortress Funds would invest up to €300 million by subscribing for Shares at €17.50 per share (representing an approximately 2.75% discount to the weighted average share price for the Company's shares over the 10 day period up to 21 December 2005), provided that the Company could reduce the amount of such subscription down to €150 million were it able to raise funds prior to completion of the Dresdner acquisition; as the Company was successful in raising additional capital prior to completion of the Dresdner portfolio acquisition in the offering described above, the Fortress Funds' subscription was reduced to €150 million.

The total number of shares issued in January and February 2006 was 21,394,429 ordinary shares, with net proceeds of €523.5 million being raised for the Company.

In May 2006, the Company issued 5,000 shares to Paolo Bassi and 1,000 to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were non-cash shares, and were issued with nil proceeds.

As at 30 September 2006, there were 45,681,245 shares issued and outstanding.

Under the Company's Articles of Association, the Directors have the authority to affect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

Other Reserves

Other reserves represent the fair value of share options at the grant date, granted to the Manager in December 2003, June 2004, June 2005 and February 2006.

22. HEDGE ACCOUNTING — CASH FLOW HEDGES OF INTEREST RATE RISK

The Group's policy is to hedge its exposure to interest rates and foreign currencies on a case-by-case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Group pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowing.

The gain or loss on measurement of the fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swaps are effective. Cumulative net unrealised gain/(loss) on interest rate swaps recognised in the statement of changes in equity at 30 September 2006 was €6.80 million (31 December 2005 (€12.1) million)

The details of interest rate swaps entered into by the Group in respect of certain of the term financing agreements are as follows:

	Wave	Bastion	Drive*	FIP	Truss**	Turret
30 September 2006	***€'000***	***€'000***	***€'000***	***€'000***	***€'000***	***€'000***
Nominal amount	210,000	26,500	—	97,500	—	58,108
Pay rate	3.47%	3.04%	—	3.34%	—	3.96%
Receive rate	3 Month Euribor	3 Month Euribor	—	6 Month Euribor	—	3 Month Euribor
Remaining life	6.6	5.8	—	11.0	—	9.6
Fair value of swaps assets	3,281	963	—	1,800	—	(506)

	Bridge Pre-Hedge	Pre-Hedge	Pre-Hedge	Unallocated Hedge***
30 September 2006	***€'000***	***€'000***	***€'000***	***€'000***
Nominal amount	300,000	39,586	250,000	83,324
Pay rate	3.95%	4.12%	3.77%	4.13%
Receive rate	3 Month Euribor	3 Month Euribor	3 Month Euribor	3 Month Euribor
Remaining life	7.3	7.1	7.7	7.4
Fair value of swaps assets	(3,080)	(793)	418	(1,720)

	Wave	Bastion	Drive	FIP
31 December 2005	***€'000***	***€'000***	***€'000***	***€'000***
Nominal amount	210,000	26,500	1,300,000	121,875
Pay rate	3.47%	3.05%	3.37%	3.34%
Receive rate	3 Month Euribor	3 Month Euribor	3 Month Euribor	6 Month Euribor
Remaining life	7.3	6.5	7.1	11.8
Fair value of swaps (liabilities)/assets	(3,831)	197	(7,214)	(1,252)

* As at 31 March 2006 the Interest Rate Swap agreement related to the Drive portfolio was novated to Deutsche Bank in conjunction with the loan agreement. The positive fair value of €6.4m as at the date of novating the swap has been recorded within the hedging reserve. A corresponding amount has been included in the carrying value of the Drive loan within term financing (refer to Note 16.1). This fair value is being recycled through the income statement over the life of the loan. The carrying value of the novated amount is €5.9 million.

** From the period of 3 April 2006 to 23 June 2006 the Interest Rate Swap agreement relating to the Truss portfolio was novated to the lender in conjunction with the loan agreement. The positive fair value of €0.3 million as at the dates of novating the swap has been recorded within the hedging reserve and will be recycled through the Income Statement.

*** The un-allocated hedge represents interest rate swaps undertaken to hedge the interest rate risk on pipeline transactions. The fair value of €1.7 million on the revaluation of the €83 million Interest Rate Swap has been recorded in the Income Statement.

23. FINANCIAL INSTRUMENTS

Risk Management

This section provides details of the Group's exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Group is exposed are market risk, credit, liquidity, interest rate and foreign currency risk.

Market Risk

The Group's exposure to market risk is comprised mainly of movements in the value of its debt securities, property investments and real estate fund units.

The Group's securities are predominantly floating rate and as such are valued based on a market credit spread over Euribor and Libor benchmarks for euro and sterling denominated assets respectively. Increases in the credit spreads above such benchmarks may affect the Group's net equity, net income or cash flow directly through their impact on unrealised gains or losses on available-for-sale securities, and therefore its ability to realise gains on such securities, or indirectly through their impact on its ability to borrow and access capital.

Under the terms of the securities contract the Group was exposed to market risk on the underlying securities as, should the intended securitisation of such assets not be consummated, the Group would be required to either purchase the securities or pay the loss realised on the disposal up to the amount of any deposits made by the Group under the contract, less any interest earned on the deposits.

The Group's investment property assets are based in Germany and Italy and are subject to general property market risks. These risks are assessed by management at the point of acquisition as well as on an ongoing basis. In addition, external valuations of the property assets are obtained during each financial year.

Credit Risk

The Group is subject to credit risk with respect to its investments in real estate and other asset backed securities and loans.

The securities the Group invests in are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitisation transaction. While the expected yield on these securities is sensitive to the performance of the underlying assets, the more subordinated securities are designed to bear the first risk of default and loss.

The Group further minimises credit risk by actively monitoring its securities portfolios and the underlying credit quality of its holdings and, where appropriate, repositioning its investments to upgrade the credit quality and yield on the investments.

The Group's securities portfolio is diversified by asset type, industry, location and issuer. This diversification minimises the risk of capital loss. At 30 September 2006, the Group's securities, which serve as collateral for its CDO financings and other borrowings, had an overall weighted average credit rating of approximately BBB−.

The Group's available for sale asset backed securities and real estate loans portfolio was split between countries within Europe as follows:

	30 September 2006			31 December 2005		
	Number of Securities	Face Value of Securities	Location Split	Number of Securities	Face Value of Securities	Location Split
		€'000			€'000	
United Kingdom	64	814,519	46.0%	60	764,958	49.9%
Italy	16	268,978	15.2%	14	247,947	16.2%
Germany	31	351,459	19.9%	18	183,470	12.0%
Pan European	10	109,545	6.2%	10	141,622	9.1%
France	9	76,835	4.3%	9	79,525	5.2%
Other	21	147,927	8.4%	16	116,304	7.6%
	151	1,769,263	100%	127	1,533,826	100%

The Group's hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to the Group's derivative arrangements are major financial institutions with investment grade credit ratings with which the Group and its affiliates may also have other financial relationships. As a result, it is not anticipated that any of these counterparties will fail to meet their obligations.

The Group's German real estate portfolio consists of a Dresdner Bank office portfolio (the Drive portfolio), the Deutsche Bank office portfolio (the Wave portfolio) and a German retail property portfolio (the Bastion, Belfry, Truss and Turret portfolios). The Drive portfolio derives over 80% of its rental income from Dresdner Bank, the Wave portfolio derives over 69% of its rental income from Deutsche Bank, whilst the German retail portfolios in aggregate derive over 82% of their retail income from German national retailers, including prominent national retailers such as the Edeka Group, the Rewe Group, the Tengelmann Group, the Schwarz Group and Tegut.

The Group's Italian real estate assets comprise an investment in a real estate investment fund that owns a portfolio of 394 properties in Italy that are let to Italian government agencies.

Liquidity Risk

The Group's ability to execute its business strategy, particularly the growth of its investment portfolio, depends to a significant degree on the Group's ability to obtain additional capital.

The Group's primary source of funds for liquidity consist of net cash provided by operating activities, borrowings under loans and the issuance of debt and equity securities. The Group's loans and debt

securities are generally secured directly over its assets. The Group expects that its cash on hand and cash flow provided by operations will satisfy its liquidity needs with respect to its current investment portfolio over the next twelve months. The Group expects to meet its long-term liquidity requirements, specifically the repayment of its debt obligations, through additional borrowings and the liquidation, refinancing or repayment of its assets at maturity.

A significant portion of the Group's investments are financed with collateralised debt obligations, known as CDOs. If spreads for CDO liabilities widen or if demand for such liabilities ceases to exist, then the ability to execute future CDO financings will be restricted. Proceeds from the sale of real estate and other asset backed securities which serve as collateral for the Group's CDO financings, including gains thereon, are required to be retained in the CDO structure until the related bonds are retired and are therefore not available to fund current cash needs.

The Group's real estate securities are financed long-term and their credit status is continuously monitored; therefore, these investments are expected to generate a generally stable current return, subject to interest rate fluctuations. The Group's operating real estate is also financed long-term and primarily leased to credit tenants with long-term leases and is therefore also expected to generate generally stable current cash flows.

As described in Note 16, the Group has access to temporary working capital through a revolving €150 million credit facility.

Interest Rate Risk

The Group's primary interest rate exposures relate to its real estate and other asset backed securities, loans and floating rate debt obligations, as well as its interest rate and total return swaps. Changes in the level of interest rates also can affect the Group's ability to acquire securities and loans and its ability to realise gains from the settlement of such assets.

The Group's general financing strategy focuses on the use of match-funded structures, meaning that it seeks to match the maturities of its debt obligations with the maturities of its investments to minimise the risk that the Group will have to refinance its liabilities prior to the maturities of its assets, reducing the impact of changing interest rates on its earnings. In addition, the Group match funds interest rates on its investments with like-kind debt directly or through the use of interest rate swaps. However, based on a variety of factors, the Manager finances certain assets on a short term basis, including the use of repurchase agreements.

The interest rate profile of the Group at 30 September 2006 and 31 December 2005 was as follows:

Assets

Type	Total Per Consolidated Balance Sheet	Non-Interest Bearing Assets	Within 1 year Fixed	Within 1 year Variable	1 to 5 years Fixed	1 to 5 years Variable	Over 5 years Fixed	Over 5 years Variable
	€'000	*€'000*	%	%	%	%	%	%
30 September 2006								
Cash and cash equivalents	119,379	—	—	119,379	—	—	—	—
Restricted cash	45,134	—	—	45,134	—	—	—	—
Asset backed securities, available for sale (includes cash to be invested)	1,490,241	—	25,976	98,478	18,937	742,815	—	604,035
Asset backed securities, pledged under repurchase agreements	44,500	—	—	44,500	—	—	—	—
Real estate related loans	260,129	—	—	12,458	—	135,765	—	111,906
Real estate fund units	148,412	—	148,412	—	—	—	—	—
Investment property	2,738,450	2,738,450	—	—	—	—	—	—
Intangible assets	1,077	1,077	—	—	—	—	—	—
Other assets	67,240	37,319	467	22,992	—	—	6,462*	—
	4,914,562	2,776,846	174,855	342,941	18,937	878,580	6,462	715,941
31 December 2005								
Cash and cash equivalents	13,640	—	—	13,640	—	—	—	—
Asset backed securities, available for sale (includes cash to be invested)	1,342,638	—	8,203	99,452	39,985	716,625	—	478,373
Asset backed securities, pledged under repurchase agreements	109,909	—	—	59,593	—	44,500	—	5,816
Real estate related loans	92,649	—	—	13,478	—	79,171	—	—
Real estate fund units	189,591	—	189,591	—	—	—	—	—
Investment property	463,540	463,540	—	—	—	—	—	—
Intangible assets	542	542	—	—	—	—	—	—
Other assets	61,471	31,586	568	29,120	—	—	197*	—
	2,273,980	495,668	198,362	215,283	39,985	840,296	197	484,189

* Net interest rate swap receivable related to the cash flow hedges as described in Note 22

Liabilities

Type	Total Per Consolidated Balance Sheet	Non Interest Bearing Liabilities	Within 1 year		1 to 5 years		Over 5 years	
			Fixed	Variable	Fixed	Variable	Fixed	Variable
	€'000	€'000	%	%	%	%	%	%
30 September 2006								
CDO bonds payable	1,208,065	—	—	—	—	—	—	1,208,065
Bank loans	2,591,071	—	—	147,016	—	221,236	84,035	2,138,784
Repurchase agreements	42,275	—	—	42,275	—	—	—	—
Taxation payable	4,191	4,191	—	—	—	—	—	—
Trade and other payables	137,275	112,983	—	18,193	—	—	6,099*	—
	3,982,877	117,174	—	207,484	—	221,236	90,134	3,346,849
31 December 2005								
CDO bonds payable	977,485	—	—	—	—	—	—	977,485
Bank loans	835,162	—	—	53,131	—	307,917	441,352	32,762
Repurchase agreements	103,542	—	—	103,542	—	—	—	—
Taxation payable	2,278	2,278	—	—	—	—	—	—
Trade and other payables	56,645	37,395	—	6,953	—	—	12,297*	—
	1,975,112	39,673	—	163,626	—	307,917	453,649	1,010,247

* Net interest rate swap payable related to the cash flow hedges as described in Note 22

Foreign Currency Risk

The Group's primary foreign currency exchange rate exposures relate to its sterling denominated portfolio of securities and loans. Changes in the currency rates can adversely impact the fair values and earnings streams of the Group's non euro denominated assets and liabilities. The Group has mitigated this impact through a combination of (i) sterling denominated financing and (ii) rolling forward foreign exchange contacts to hedge its net sterling equity investment.

In connection with the Group's purchase of its available-for-sale real estate and other asset backed securities and real estate loans, the foreign currency risk is covered through forward foreign currency exchange contracts.

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of carrying amounts and fair values of all of the Company's financial instruments that are carried in the financial statements.

	30 September 2006 Carrying Value	31 December 2005 Carrying Value	30 September 2006 Fair Value	31 December 2005 Fair Value
	€'000	*€'000*	*€'000*	*€'000*
Financial Assets				
Cash and cash equivalents	119,379	13,640	119,379	13,640
Restricted cash	45,134	—	45,134	—
Asset backed securities, available for sale (includes cash to be invested)	1,490,241	1,342,638	1,490,241	1,342,638
Asset backed securities, pledged under repurchase agreements	44,500	109,909	44,500	109,909
Real estate related loans	260,129	92,649	260,129	92,649
Real estate fund units	148,412	189,591	148,412	189,591
Investment property	2,738,450	463,540	2,738,450	463,540
Financial Liabilities				
CDO bonds payable	1,208,065	977,485	1,208,065	977,485
Bank loans	2,591,071	835,162	2,594,310	836,393
Repurchase agreements	42,275	103,542	42,275	103,542

24. SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors and pursuant to the confidential information memorandum dated August 2003) adopted a nonqualified share option plan (the "Company Option Plan") for officers, Directors, employees, consultants and advisors, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was calculated by reference to an option pricing model.

In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also calculated by reference to an option pricing model. In June 2005 following the secondary public offering, the Manager was granted an additional 574,000 options at an exercise price of €17.25 per share. The fair value of the additional options at the date of grant was €0.6 million. The Manager's options represent an amount equal to 10% of the ordinary shares issued by the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

In February 2006, following the third public offering, the Manager was granted 1,282,300 options at €30.00 per share and, pursuant to December 2005 board action, an additional 857,142 options at an exercise price of €18.00 per share. The fair value of the additional options at the date of grant was €2.1m and €4.8m respectively. The Manager's options represent an amount equal to 10% of the ordinary shares issued by the Company in respect of the public and private offerings that preceded the Drive acquisition. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

The fair value at the date of grant of options granted to the Manager has been offset against the proceeds from issuance of ordinary shares as the grant of options is a cost of capital.

On 8 June 2006, 71,146 Share Options were exercised at a strike price of €10 per share.

25. DIVIDENDS PAID & DECLARED

	Nine Months Ended 30 September 2006	Nine Months Ended 30 June 2005
	€'000	€'000
Paid during the 9 months ended 30 September:	40,911	18,652
Equity dividends on ordinary shares:		
Fourth quarter dividend for 2005: €0.37 (2004: €0.30)	8,958	6,093
First quarter dividend for 2006: €0.30 (2005: €0.33)	13,681	6,095
Second quarter dividend for 2006: €0.40 (2005: €0.35)	18,272	6,464
	40,911	18,652
Third quarter dividend declared on 15 November 2006: €0.43 (2005: €0.37)	19,643	8,958

26. MANAGEMENT AGREEMENT & RELATED PARTY TRANSACTIONS

The Company entered into the Management Agreement with the Manager in August 2003, which provides for an initial term of ten years with automatic three year extensions, subject to certain termination rights. The Management Agreement may be terminated by the Company by payment of a termination fee, as defined in the Management Agreement, equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination, upon the vote of a majority of the holders of the outstanding ordinary shares. Pursuant to the Management Agreement, the Manager, under the supervision of the Company's board of directors, will formulate investment strategies, arrange for the acquisition of assets, arrange for financing, monitor the performance of the Group's assets and provide certain advisory, administrative and managerial services in connection with the operations of the Group. For performing these services, the Company will pay the Manager an annual fee (payable monthly in arrears) of 1.5% of the gross equity of the Company, as described in the Management Agreement.

The Management Agreement provides that the Company will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on the Company's behalf, including the cost of legal, accounting, tax, auditing, finance, administrative, asset management, property management and other similar services rendered for the Company by providers retained by the Manager or, if provided by the Manager's or its affiliates' employees, in amounts which are no greater than those that would be payable to external professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arms-length basis. Such expenses have been included in the Consolidated Income Statement.

To provide an incentive for the Manager to enhance the value of the Company's ordinary stock, the Manager is entitled to receive incentive compensation on a cumulative, but not compounding, basis in an amount equal to the product of (A) 25% of the euro amount by which (1) funds from operations ("FFO") of the Company before the incentive compensation per ordinary share, exceeds (2) an amount equal to (a) the weighted average of the price per ordinary share in any offerings by the Company (adjusted for any prior capital dividends or distributions) multiplied by (b) a simple interest rate of eight percent (8%) per annum multiplied by (B) the weighted average number of ordinary shares outstanding during such period.

FFO is used to compute the Company's incentive compensation to the Manager. FFO, for these purposes, represents net income (computed in accordance with International Financial Reporting Standards), excluding changes in the fair value of investment properties net of attributable deferred taxation, changes in the fair value of interest rate swaps that are taken to the income statement and mark-to-market fluctuations in real estate fund units.

At 30 September 2006 management fees, incentive fees and expense reimbursements of approximately €4.5 million (31 December 2005: €4.5 million) were due to the Manager. For the nine months ended 30 September 2006 management fees of €8.5 million (30 September 2005: €2.5 million), incentive fees of €2.2 million (30 September 2005: €2.5 million) and expense reimbursements of €2.7 million (30 September 2005: €0.05 million) were charged to the income statement. Expense reimbursements are included within Other expenses in Note 7.

Keith Dorrian and Paolo Bassi each currently receive €30,000 per annum payable semi-annually in equal instalments. On 22 August 2006, Randal Nardone, Udo Scheffel and Simon Thornton were appointed to the

Eurocastle Board of Directors. Udo Scheffel and Simon Thornton will receive remuneration of €30,000 per annum. Wesley R. Edens and Randal Nardone do not receive any remuneration from the Company.

As stated in Note 21, the Company issued 5,000 shares to Paolo Bassi and 1,000 to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were non-cash shares, and were issued with nil proceeds.

27. INVESTMENT IN SUBSIDIARIES

The legal entity group structure of Eurocastle is designed to support the Group's businesses within an efficient legal, tax, regulatory and funding framework.

The significant operating subsidiaries, in which the Company owns directly or indirectly a 100% equity interest, which are listed by jurisdiction below:

Luxemburg:
Luxgate s.a.r.l.
Drive s.ar.l.
Eurobarbican s.a.r.l.
Bastion Participation s.a.r.l
Belfry Participation s.a.r.l
Truss Participation s.a.r.l
Finial s.a.r.l
Turret Participation s.a.r.l
Undercroft s.a.r.l
Marathon s.a.r.l (formerly Turret LP s.a.r.l)

Germany:
Dresdner Grund-Fonds
Shortwave Acquisition GmbH
Longwave Acquisition GmbH
Bastion GmbH & Co.KG
Belfry GmbH & Co.KG
Truss GmbH & Co.KG

Additionally, the Company has investments in Eurocastle Funding Limited, Eurocastle CDO I PLC, Eurocastle CDO II PLC, Eurocastle CDO III PLC and Eurocastle CDO IV PLC that it consolidates in accordance with SIC 12.

28. SUBSEQUENT EVENTS

Third Quarter 2006 Dividend

On 15 November 2006, the directors declared a third quarter 2006 dividend of €0.43 per share to all holders of shares on 16 November 2006, the record date. The total dividend to be paid on 1 December 2006 is €19,642,935.

Bridge Financing

The Bridge loan document was signed on the 2nd of October 2006, for a total financing amount of €372.1 million. The loan has a maturity date of 15 January 2014, with an approximate all-in rate of 4.78%.

Revolving Credit Facility

In October 2006, the facility was further increased to €300 million until 28 February 2007, at which point it will be reduced to €250 million until maturity in October 2006.

29. COMMITMENTS

As at 30 September 2006, amounts contracted for but not provided in the financial statements for the acquisition of Investment property amounted to:

- Entered into agreements to acquire a further €70.6 million representing 25 retail properties within the Turret portfolio
- Entered into agreements to acquire €503.3 million representing 6 office buildings within the Bridge portfolio

PRO-FORMA FINANCIAL INFORMATION

The following unaudited pro-forma financial information is provided to show the effect of the Offer, the repayment of amounts drawn down under Company's revolving credit facility and new acquisitions of real estate investments on the assets and liabilities of the Company. It has been prepared by making adjustments to the unaudited results for the nine month period ended 30 September 2006. This pro-forma financial information has been prepared for illustrative purposes only and, because of its nature, it addresses a hypothetical situation and therefore does not represent the Company's actual financial position or results. The unaudited pro-forma financial information is compiled on the basis set out below and in accordance with IFRS as set out in the Accountants' Report below.

Eurocastle Investment Limited and Subsidiaries

Consolidated Balance Sheet

	Unaudited 30 September 2006[(1)]	Adjustments for Proceeds of the Offer[(2)]	Adjustments for Repayment of Revolving Credit Facility from Offer Proceeds[(3)]	Adjustments for New Acquisitions[(4)(5)]	Unaudited pro-forma balance sheet
	€'000	*€'000*	*€'000*	*€'000*	*€'000*
Assets					
Cash and Cash Equivalents	119,379	586,028	(117,067)	(151,127)	437,213
Restricted Cash	45,134			0	45,134
Asset backed securities, available-for-sale (includes cash to be invested)	1,490,241			0	1,490,241
Asset backed securities, pledged under repurchase agreements	44,500			0	44,500
Real estate loans	260,129			0	260,129
Real estate fund units	148,412			0	148,412
Investment property	2,738,450			536,509	3,274,959
Intangible property	1,077				1,077
Other Assets	67,240			0	67,240
Total assets	4,914,562	586,028	(117,067)	385,382	5,768,905
Equity and Liabilities					
Capital and Reserves					
Issued capital, no par value, unlimited number of shares authorised, 45,681,245 shares issued and outstanding at 30 September 2006	804,269	600,000			1,454,269
Net unrealised gain on available-for-sale securities	1,016				1,016
Hedging reserve	6,796				6,796
Accumulated profit	111,665				111,665
Other reserves	7,937				7,937
Total equity	931,683	600,000		0	1,531,683
Minority Interests	2				2
Liabilities					
CDO bonds payable	1,208,065				1,208,065
Bank borrowings	2,591,071	(13,972)	(117,067)	385,382	2,845,414
Repurchase agreements	42,275				42,275
Taxation payable	4,191				4,191
Trade and other payables	137,275				137,275
Total liabilities	3,982,877	(13,972)	(117,067)	385,382	4,237,220
Total equity and liabilities	4,914,562	586,028	(117,067)	385,382	5,768,905

(1) Extracted without material adjustment from the unaudited results for the nine month period ended 30 September 2006.

(2) The proceeds of the Offer (excluding Shares which may be issued pursuant to the Over-allotment Option) are estimated to be approximately €586 million after adjusting for costs of the offer of €14 million as described in Part V of this Prospectus.

(3) The adjustment to cash relating to the repayment of the Company's revolving credit facility reflects the use of Offer proceeds for that purpose.

(4) New acquisitions represent properties acquired within the Turret Portfolio and the Bridge Portfolio since 30 September 2006. These assets are shown as investment property at their gross acquisition cost. €503 million of the total adjustment to investment property

represents the acquisition cost of the new assets within the Bridge Portfolio. These assets have *separately* been valued at approximately €496 million (as shown in the Valuation Report of the Bridge Portfolio set out in Part XV of the Prospectus). The difference between the gross acquisition cost of the properties and their value as shown in the relevant Valuation Report represents items such as transaction costs, transfer taxes and valuation fees. The balance of the adjustment to investment property of approximately €34 million represents the acquisition cost of 10 new assets within the Turret Portfolio. These assets are included in the Turret Valuation Report and are shown as having an aggregate value of approximately €33.5 million (with the difference again representing items such as those referred to above). The adjustment to cash and cash equivalents reflects the proportion of the gross purchase price for the assets that will be funded out of the Group's cash. The adjustment to bank borrowings reflects the proportion of the gross purchase price that will be funded by debt.

(5) The Company has committed to acquire a further 15 assets with a gross acquisition cost of €43 million. These assets have not been included in the adjustments for new acquisitions as they have not yet been completed. The Company has committed funding in place for these assets.

ERNST & YOUNG LLP
1 More London Place
London SE1 2AF

The Directors
Eurocastle Investment Limited
Regency Court
Glategny Esplanade
St Peter Port
Guernsey, GY1 1WW

Morgan Stanley & Co International Limited
25 Cabot Square
Canary Wharf
London, E14 4QA

Deutsche Bank AG
Winchester House
Great Winchester Street
London, EC2N 2DB

Goldman Sachs International
Peterborough Court
133 Fleet Street
London, EC4A 2BB

Lehman Brothers International (Europe)
25 Bank Street
London, E14 5LE

1 December 2006

Dear Sirs

Eurocastle Investment Limited (the "Company")

We report on the pro forma financial information (the "pro-forma financial information") set out in Part XIV of the Prospectus dated 1 December 2006, which has been prepared on the basis described in Part XIV, for illustrative purposes only, to provide information about how the offer of new shares, the repayment of the Company's revolving credit facility and the acquisitions of real estate assets since 30 September 2006 might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements as at 30 September 2006. This report is required by item 20.2 of Annex I of the PD Regulation and is given for the purpose of complying with that rule and for no other purpose.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Responsibilities

It is the responsibility of the directors of the Company to prepare the pro-forma financial information in accordance with item 20.2 of Annex I of the PD Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the PD Regulation, as to the proper compilation of the pro-forma financial information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the pro-forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report,

which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro-forma financial information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the pro-forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a) the pro-forma financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I of the PD Regulation.

Yours faithfully

Ernst & Young LLP

PART XV

VALUATION REPORTS FOR DIRECT REAL ESTATE INVESTMENTS

Part I: Valuation Report relating to the Deutsche Bank Portfolio

Part II: Valuation Report relating to the Belfry Portfolio

Part III: Valuation Report relating to the Bastion Portfolio

Part IV: Valuation Report relating to the Truss Portfolio

Part V: Valuation Report relating to the Dresdner Portfolio

Part VI: Valuation Report relating to the Turret Portfolio

Part VII: Valuation Report relating to the Bridge Portfolio

Part I: Valuation Report Relating to the Deutsche Bank Portfolio

Valuation Report

Estimate of Market Value in accordance with the definition and guidance as agreed by the Royal Institution of Chartered Surveyors of

The Direct Investment Portfolio:
109 Property Portfolio, Multiple Locations, Germany

Effective Dates of Appraisal

Valuation date:	**September 30, 2006**
Date of completion of this report:	**November 7, 2006**

Clients

The Directors
Eurocastle Investment Limited
Regency Court
Glategny Esplanade
St Peter Port
Guernsey, GY1 1WW

Morgan Stanley & Co International Limited
25 Cabot Square
Canary Wharf
London, E14 4QA

Deutsche Bank AG
Winchester House
1 Great Winchester Street
London, EC2N 2DB

Goldman Sachs International
Peterborough Court
133 Fleet Street
London, EC4A 2BB

Lehman Brothers International (Europe)
25 Bank Street
London, E14 5LE

Fortress Investment Group LLC
1345 Avenue of the Americas
47th Floor
New York, NY 10105

Prepared by

Cushman & Wakefield Partnership
Chartered Surveyors
Westhafenplatz 6
60327 Frankfurt am Main

Cushman & Wakefield Partnership is a private partnership registered in Frankfurt with registered number HRA 29553. The partnership was established in Düsseldorf, Germany on 17 December 1990 and is governed by German law. The address and telephone number of the registered office is Westhafenplatz 6, 6032 Frankfurt, tel: +49 69506 0730. Cushman & Wakefield Partnership is non regulated, but employs professionals regulated by their respective professional associations.

Date of Final Report Issue
November 23, 2006

1 INSTRUCTIONS

1.1 In accordance with written instructions received from Eurocastle Investment Limited (the "Company") on November 23, 2006 we have prepared an update of the valuations for the freehold and heritable building rights properties listed in the attached Schedule (each a "Property" and together the "Properties") which were previously valued as at May 31, 2005, updated as at December 31, 2005 and now updated as at September 30, 2006 (the "Valuation Date") subject to and with the benefit of various occupational leases.

1.2 This Valuation Report has been prepared for balance sheet and stock market based capital raise purposes only.

2 THE PROPERTIES

2.1 The Properties we have valued are listed in the Schedule attached to this Valuation Report (Appendix 1).

2.2 The subject portfolio comprises 109 Properties in total, 89.9% of which are German equivalent freehold title (98 assets), 1.8% part German equivalent freehold and part short heritable building rights (2 assets, less than 50 years unexpired), 4.6% condominium (part) ownership (5 assets), 1.8% short hereditable building rights (2 assets) and 1.8% long heritable building rights (2 assets).

3 BASIS OF VALUATION

3.1 Our valuations have been carried out in accordance with The Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards (5th Edition), (the "Red Book"). They have been undertaken by External Valuers, as defined in the Red Book.

3.2 In accordance with the RICS Appraisal and Valuation Manual (Red Book), our valuations have been prepared on the basis of Market Value, which is defined as follows:

"*The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion*".

4 VALUATIONS

4.1 On the bases outlined in this Valuation Report, we are of the opinion that the Market Value of each Property as at September 30, 2006, subject to and with the benefit of the various occupational leases or agreements to lease in accordance with German property market conventions or otherwise with vacant possession, is as stated against that Property in the Schedule.

4.2 Our valuations are exclusive of any VAT.

4.3 The aggregate of the Market Values of the Properties as at September 30, 2006 is €328,530,000.

4.4 The Market Values are subdivided between 93.5% German equivalent freehold title, 2.2% part German equivalent freehold and part short heritable building rights (less than 50 years unexpired), 1.9% condominium (part) ownership, 1.3% short hereditable building rights and 1.2% long heritable building rights.

5 SPECIAL ASSUMPTION

5.1 We have made the following special assumption in accordance with our instructions:

- The leases over the Properties will benefit from a 75% tenant renewal rate.

6 NET ANNUAL RENT RECEIVABLE

6.1 In the Schedule, we set out our estimates of the net annual rent currently receivable from the Properties as at September 30, 2006 in accordance with the rent roll data provided to us by the client. In providing these estimates, we define "Net Annual Rent Receivable" as "the current income or income estimated by the valuer":

(i) ignoring any special receipts or deductions arising from the Property;

(ii) excluding Value Added Tax and before taxation (including tax on profits and any allowances for interest on capital or loans); and

(iii) after making deductions for superior rents (but not for amortisation), and any disbursements including, if appropriate, expenses of managing the Property and allowances to maintain it in a condition to command its rent."

6.2 In accordance with German market conventions the Properties are not let on effective full repairing and insuring leases in accordance with UK market conventions, the annual rents receivable stated in the Schedule are the presently contracted rents payable under those leases or agreements to lease without any deduction for the cost of management or any other expenses.

7 ESTIMATED NET ANNUAL RENT

7.1 The Schedule sets out our opinion of the current Estimated Net Annual Rent, which is our opinion of the best rent at which a letting of the Property would have been completed at the Valuation Date assuming:

(a) a willing landlord;

(b) that, prior to the Valuation Date, there was a reasonable period (having regard to the nature of the Property and the state of the market) for the proper marketing of the interest, for the agreement of the rent and other letting terms and for the completion of the letting;

(c) that the state of the market, levels of values and other circumstances were, on any earlier assumed date of entering into an agreement for lease, the same as on the Valuation Date;

(d) that no account was taken of any additional bid by a prospective tenant with a special interest;

(e) that the length of term and principal conditions assumed to apply to the letting and the other lease terms were not exceptionally onerous or beneficial for a letting of the type and class of Property; and

(f) that both parties to the transaction acted knowledgeably, prudently and without compulsion.

7.2 In the Schedule, we have stated the current Estimated Net Annual Rent, ignoring the present rent passing and any contracted fixed rent increases. Where a Property is let, we have estimated rental levels, which are commonly referred to as "net effective rents", and where a Property is currently vacant or where we have assumed the exercise of a break clause or that an existing lease at expiry will not be renewed, we have estimated rental levels adopting paragraph 7.1(e) above, which are commonly referred to as "headline rents". In all cases, we have considered the Properties in their current specification and assuming good repair and condition or have made such deductions in respect of necessary maintenance and refurbishment as assumed in the calculation.

8 ASSUMPTIONS AND SOURCES OF INFORMATION

Except where we were informed otherwise or were aware from our investigations, we have made the following assumptions in accordance with our instructions:

8.1 We accept as being accurate and complete the information provided to us by the Company, its agents and its legal advisers relating to items such as tenure, tenancies, tenants' improvements, areas and all other relevant matters. Save for Properties 106 (Gronau), 404 (Dortmund), 510 (Kassel), 902 (Bergisch-Gladbach), 1209 (Kempten), 1218 (Wurzburg) (as more particularly described in Appendix 1), we have assumed that the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations.

Floor Areas

8.2 We have not measured the Properties but have relied on floor area information produced by the client as being accurate and complete and in accordance with German industry standards.

Plant and Machinery

8.3 Where appropriate to the type of Property, landlords' plant and machinery such as lifts, escalators, air conditioning and other normal service installations have been treated as an integral part of each Property and are included within our valuations. Process plant and machinery, tenants' fixtures and specialist trade fittings have been excluded from our valuations.

8.4 No specialist tests have been carried out on any of the service systems and, for the purpose of our valuations, we have assumed that, except to the extent (if any) disclosed to us, all are in good working order and in compliance with any relevant statute, by-law or regulation.

Environmental Investigations, Ground Conditions and High Voltage Apparatus

8.5 We have assumed that, except to the extent (if any) disclosed to us, there are no abnormal ground conditions, nor archaeological remains present, which might adversely affect the present or future occupation, development or value of any of the Properties.

8.6 We are informed that high voltage supply apparatus exists within, or in close proximity to some of the Properties. If required, technical information can be obtained from the local authority in so far as measurements have been completed. Public perception that higher than normal electromagnetic fields may affect health could adversely affect future marketability and value. We do not believe the market would make a discount to reflect these matters, and therefore in our valuations we have made no allowance for them.

Inspections

8.7 The Properties have last been inspected between December 2004 and February 2005. In accordance with our instructions for the purpose of this valuation we have performed no additional inspections on the basis that no material changes have occurred to the building structures in the intervening period.

Building Structure

8.8 We have assumed that, except to the extent (if any) disclosed to us, there are no structural issues that would affect our valuation. We have assumed that, except to the extent (if any) disclosed to us, no currently known deleterious or hazardous materials or suspect techniques have been used in the construction of the Properties.

Town Planning and Statutory Requirements

8.9 We have not made town planning enquiries.

8.10 We have assumed that, except to the extent (if any) disclosed to us, all relevant planning consents exist for the Properties and their respective present or proposed uses.

8.11 We have assumed that, except to the extent (if any) disclosed to us, all buildings currently comply, or on completion will comply, with all statutory and local authority requirements including building, fire and health and safety regulations.

8.12 We have assumed that, except to the extent (if any) disclosed to us, where original planning consents have been granted which are subject to planning agreements that these have been complied with and any payments due under these agreements have been made.

Tenure and Tenancies

8.13 We have inspected the excerpts from the Land Register as provided to us and confirm as follows:

(a) where we have relied upon information provided to us by the Company, the managing agents, lawyers, building surveyors and all other relevant contacts for information, that such information is not inconsistent with the excerpts from the Land Register in the form provided;

(b) we have assumed that, save as may be disclosed by the excerpts from the Land Register, the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations; and

(c) we have assumed that, save as may be disclosed by the Certificates, nothing would be revealed by any local search or replies to usual conveyancing enquiries of Title of the Company which would materially adversely affect the Market Value of the Properties.

8.14 No account has been taken of any mortgages, debentures or other security which may now or in the future exist over any of the Properties.

Third Party Covenants

8.15 We have not conducted credit enquiries into the financial status of any of the tenants or other parties. However, in undertaking our valuations we have reflected our understanding of the market's perception of the financial status of those parties. We have also assumed that, except to the extent (if any) disclosed to us, each party is capable of meeting its lease obligations and there are no material undisclosed breaches of covenant.

Repairing Obligations

8.16 We have assumed that all occupational leases are drawn up according to German market conventions whereby some repairing obligations remain the responsibility of the landlord.

9 INDEPENDENCE

We have previously conducted and expect to carry out regular valuations of the Properties. The total fees including the fee for this assignment, earned by ourselves (or other companies forming part of the same group of companies within Germany) from the addressees (or other companies forming part of the same group of companies) is less than 5% of the respective companies' total German revenues.

10 OPTIONS AND DIRECTORS' DEALINGS

We are not aware of any Directors' dealings or potential dealings in the Properties.

11 RESPONSIBILITY

11.1 Neither the whole nor any part of this Valuation Report nor any reference thereto may be included in any other published document, circular or statement, nor published in any way without our written approval of the form and context in which it is to appear.

Yours faithfully

Head of Valuation
Partner

Deputy Head of Valuation
Associate

For and on behalf of
Cushman Wakefield

APPENDIX 1

PROPERTY SCHEDULE

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 104 **Europaplatz 12-14 (Neubau) 46399 Bocholt**	The subject property, built in 1990 comprises a vacant bank branch on the ground floor which has a modern fit-out including elevator and air-conditioning. The basement contains a vault as well as other ancillary spaces. The second and third floor have not been occupied for four years, with each floor being lettable to two tenants. The offices are fitted out to an average standard. A further third floor is not lettable independently as it is not equipped with toilets.	Equivalent freehold ownership. As at the date of valuation the property is completely vacant.	€0	€160.042	€1,260,000
Unit-ID: 106 **Schulstr. 8 48599 Gronau**	The subject property has two storeys and comprises a bank branch on the groundfloor which is at present 100% occupied by Deutsche Bank. The property was constructed in 1974 and is in average condition. The upper floors are in need of refurbishment and modernisation prior to re-letting, some reconstruction work (separate entrance for office tenants to ground floor accommodation) may also be necessary depending on the future letting profile.	Long HBR expiring 31.05.2071. Annual ground rent €8,181. The property is currently let to two tenants with some vacancy and currently produces a gross *annual income of €106,399.*	€106,399	€109,945	€1,150,000
Unit-ID: 109 **Woldemei 17 / Königsau 7 59555 Lippstadt**	The property was constructed in 1970 and refurbished in 1986, and comprises a 4-storey building with underground parking facilities and a technical floor above. The building structure is reinforced concrete with curtain walls with natural stone cladding. The roof is partly pitched and partly flat. The property condition seems to be commensurate with its age. The underground parking area can be accessed directly from Klusetor, the DB areas on the ground floor from Königsau and the other tenants from an entrance on the back of the building.The property is currently let to 4 tenants, with some vacancy. The property is provided with electricity, water and sewerage connections and the bank is fitted with a ventilation system. The property is fitted with a gas fired central heating. The building can be subdivided into a maximum of 9 letting units, assuming that the tenant of the ground floor can use the toilet facilities located in the basement. The vacant areas have to be refurbished *before letting.*	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy and currently produces a gross annual income of €246,737.	€246,737	€257,230	€2,720,000
Unit-ID: 110 **Domstraße 2 32423 Minden**	The property was constructed in 1984 and comprises a 5-storey building with underground and external parking facilities. The building structure is reinforced concrete with curtain wall with natural stone cladding. The roof is pitched and was refurbished in recent years. The property seems to be in good condition. The underground parking area, surface parking area and the tenant Marketing GmbH can be directly accessed from Domstrasse, the bankhall from Markt. The property is currently let to two tenants, appox. 64% of the total lettable area are vacant. The property is provided with electricity, water and sewerage connections and the bank hall and the social areas are fitted with a ventilation system. The property is heated by district steam. As it is the building can be subdivided into 6 letting units. The vacant space have to be refurbished and partly finished before letting.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy and currently produces a gross annual income of €88,805.	€88,805	€253,344	€2,250,000
Unit-ID: 113 **Wittekindstraße 9/10 49074 Osnabrück**	The subject property was built in 1970 and completely refurbished in *1986*, is a 6-storey building with internal and external parking facilities. The building structure is reinforced concrete with aluminium window strips and a flat roof. The subject property is fully let to 2 tenants. The property and its technical facilites seem to be in a good condition. The main entrance of the propery is on Wittekindstrasse.The property is provided with electricity, water and sewerage connections and a gas fired central heating system. The underground parking level is fitted with a sprinkler system, the bank and office areas are fitted with an air condition, the whole property is secured by a fire alarm system. The office areas can be let on floor by floor basis. A subdivision per floor in two letting units is not possible as a result of the positioning of sanitary facilities.	*Equivalent freehold ownership.* The property is currently let to two tenants and currently produces a gross annual income of €585,644.	€585,644	€550,853	€6,900,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 114 **Bahnhofstr.1-3** **33102 Paderborn**	The property was constructed in 1987 and comprises a 5-storey building with two underground parking floors. The building structure is reinforced concrete with curtain walls with natural stone cladding. The roof is pitched. The property condition seems to be commensurate with its age. The building is not fitted with a fire alarm and sprinkler system. The technical facilities are in good condition. The underground parking area can be accessed directly from Borchener Strasse, the bank hall from *Bahnhofstrasse and the other tenant* are accessable from two side entrances. The property is currently let to three tenants with some vacancy. The property is provided with electricity, water and sewerage connections and the bank is fitted with a ventilation system. The property is fitted with a gas fired central heating. As it is the buidling can be subdivided into a minimum of 7 letting units. The vacant areas have to be refurbished before letting.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy and currently produces a gross annual income of €182,691.	€182,691	€328,529	€3,710,000
Unit-ID: 204 **Schwachhauser Heerstr. 199** **28211 Bremen**	The subject property was built in 1992 and comprises a 2-storey building with external parking facilities. The building structure is brickwork with a pitched and partly glazed roof. The subject property is fully let to 2 tenants. The property seems to be well maintained and its technical facilites appeared to be in good condition. The main entrance of the propery is on Schwachhauser Heerstrasse. The property is provided with electricity, water and sewerage connections, the gas fired central heating. *The bank and office units have* been fitted with an air condition by Deutsche Bank. Due to its internal open structure (gallery) a subdivision in more than 2 letting units might be difficult.	Equivalent freehold ownership. The property is currently let to two tenants and currently produces a gross annual income of €102,020.	€102,020	€79,307	€1,230,000
Unit-ID: 205 **Staugraben 10-12** **26122 Oldenburg**	The subject property comprises two attached buildings: The 3 to 5 storey main building was constructed in 1967. A villa attached to the main building comprises the bank's vault on the ground floor and some office accommodation on the first floor. These office units are not usable at present since the room height has been reduced to assemble the bank's vault. The building structure is reinforced concrete with a curtain wall with aluminium cladding, the structure of the villa is brickwork with a plastered stucco facade. The roof of the main building is flat, the other is pitched. The property and its technical facilites seem to be in good condition. The property is currently let to 8 tenants with some vacancy. The property is provided with *electricity, water and sewerage* connections as well as a gas fired central heating system. The property is fitted with a ventilation system, but not with a fire alarm system. The building is listed as a historic monument.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy and currently produces a gross annual income of €195,117.	€195,117	€158,979	€2,230,000
Unit-ID: 309 **Herzogstr. 30/** **Minoritenstr.1** **47533 Kleve**	The subject property, built 1988, has three storeys and comprises a bank branch on the groundfloor and the basement at present occupied by Deutsche Bank, which appears to have an adequate standard in such a location. It is well occupied and only parts of the office space in the first floor are vacant at present, the rest is occupied by a dentist a well as a cosmetics studio. The second floor is fully let to "Techniker Krankenkasse", an attorney and the local court of Kleve, which appears to be a solvent tenant. Furthermore the third floor comprises an occupied residential unit as well as ancillary space of Deutsche Bank (staff room, archive, etc.). Only the bank is equipped with air conditioning, but the fit-out standard is appears to be adequate for *the local letting market*. There is some vacancy.	Equivalent freehold ownership. The property is currently let to eight tenants with some vacancy and currently produces a gross annual income of €266,454.	€266,454	€249,619	€2,800,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 311 **Ostwall 131-135 47798 Krefeld**	The property is a 5 storey corner building constructed in 1902 and refurbished in 1982. Parts of the property are listed. The building has a stone clad facade, flat roof and appears to be well maintained. The building comprises office accommodation on floors 1 to 3, a mezzanine floor accommodating service counter area and storage space, a bank situated on a raised ground floor level which is accessible via an escalator as well as two basement storeys, one of which accommodates storage space and one of which accommodates storage space and car parking spaces. The building is heated by central heating (district heating). The property is provided with electricity, water and sewerage connections. The building has 4 elevators. The property has three street frontages, the main entrance to the bank is facing the junction Ostwall / Neue Linnenstrasse. Access to the parking facilities is on the side of the property facing Neue Linnenstrasse. An additional entrance and stairway provide access to the upper floors from Neue Linnenstrasse. In total less than 25% of the net lettable space is currently vacant.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy and currently produces a gross annual income of €560,697.	€560,697	€664,075	€7,830,000
Unit-ID: 313 **Bismarckplatz 1-5 41061 Mönchengladbach**	The property was constructed in 1993 and comprises a 5-storey building with basement areas. The building structure is reinforced concrete. The property and its technical facilities are in good condition. The property is currently let to five tenants with some vacancy. The property is provided with electricity, water and sewerage connections. The property has gas fired central heating. The building is capable of subdivision and can be let on a floor by floor basis.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy and currently produces a gross annual income of €447,949.	€447,949	€526,270	€5,450,000
Unit-ID: 317 **Düsseldorfer Str. 23 40878 Ratingen**	The property was constructed in 1952 and refurbished in 1990. It is a 4-storey building with external parking facilities and technical facilities located in the basement area.The property is currently let to 2 tenants and is fully let. The building structure is reinforced concrete and plastered brickwork with partially natural stone cladding of the main facade at ground floor heigth. The roof is partly pitched and partly flat. The property condition seems to be commensurate with its age. The external parking area can be accessed from the back of the building. A lift at the rear bank area provides additional acessibility from basement level up to the 3rd floor level. The property is provided with electricity, water and sewerage connections. The bank hall and the 3rd floor are fitted with a ventilation and cooling system. The property is fitted with a gas fired central heating system including warm water supply. The building can be subdivided into a maximum of 4 letting units, assuming that the tenant on the ground floor will use the toilet facilities located in the basement.	Equivalent freehold ownership. The property is currently let to two tenants and currently produces a gross annual income of €193,928.	€193,928	€145,893	€2,100,000
Unit-ID: 319 **Remigiusplatz 14-16 41747 Viersen**	The property was constructed in 1990 and comprises a 4-storey building and one underground floor used for parking and as storage space. The parking area on the underground level is accessible from a back-road. The building structure is reinforced concrete.The roof is pitched. The property is in a good condition and is currently let to 7 tenants with some vacancy. The property is provided with electricity, water and sewerage connections and the bank area has been fitted with an air condition. It has gas fired central heating. As it is the buidling can not be subdivided and let on floor by floor basis, because the toilet facilities are not on each floor.	Equivalent freehold ownership. The property is currently let to seven tenants with some vacancy and currently produces a gross annual income of €390,840.	€390,840	€392,322	€4,540,000
Unit-ID: 401 **Husemannplatz 5a 44787 Bochum**	The subject property was built in 1923 and completely refurbished in 1985 and comprises a 6-storey building with external parking facilities. The main entrance of the property is on the corner of Husemannplatz and Victoriastrasse. The structure is reinforced concrete with partly glas facade and a flat roof. The subject property is let to six tenants. The vacancy rate of the property is below 5%. The property and its technical facilites seem to be commensurate with its age, but in good condition. The property is provided with electricity, water and sewerage connections. The property is heated by district steam. The bank is fitted with a ventilation system, the property is fitted with a fire alarm system. The builidng can be subdivided and let on floor by floor basis, assumed that the tenant of the gournd floor will use the toilet facilities on the basement.	Equivalent freehold ownership. The property is currently let to six tenants with some vacancy and currently produces a gross annual income of €515,176.	€487,641	€414,090	€4,870,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 404 **Betenstr. 11-15** **44137 Dortmund**	The subject property comprises two attached 4-storey buildings: The facade of one of the buildings is listed as historic monument. The internal areas of the building have been completely refurbished in 1987. A second building has been attached in 1997. External parking facilities are provided on the site. The subject property is let to two tenants (Deutsche Bank and VIVAI Software). The building can be subdivided on floor by floor basis. The building structure is not suitable for retail use due to its difference level from the street to the ground floor of approx. 2.50m. Upon inspection the property and its technical facilites appeared to be in good condition. The property is provided with electricity, water and sewerage connections. The property is heated by way of a connection to the district steam heating network. The bank is fitted with air conditioning.	Mixed freehold and short HBR expiring 31.12.2030. Annual ground rent €10,179. The property is currently let to two tenants and currently produces a gross annual income of €455,180.	€515,176	€365,076	€4,640,000
Unit-ID: 416 **Von-Oven-Straße 12-16** **45879 Gelsenkirchen**	The property was constructed in 1959 and refurbished in 1982. It is a 4-storey building. Additional cooling units are placed on top of the roof of the ground floor extension. The external parking area at the back of the building can only be accessed via Von-Oven-Strasse 10. The property is nearly fully let to 4 tenants. The main building structure is reinforced concrete and brickwork. The main facade is constructed with partially natural stone and aluminium cladding. The back façade is build of sand stone with partially eternit cladding. The roof is flat. There are two lifts and two staircases providing good accessibility to the building. The property condition seems to be commensurate with its age. Except the areas occupied by Deutsche Bank, the fit out standard of the offices are low level. The property is provided with electricity, telecomunication, water and sewerage connections. The ventilation and cooling system was especially built to the requirements of the Deutsche Bank. The property is fitted with a central heating connected to the district steam network. The building can be subdivided into 6 letting units.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy and currently produces a gross annual income of €212,060.	€212,060	€137,379	€1,830,000
Unit-ID: 418 **Bahnhofstr. 5/7** **59065 Hamm**	The property was constructed in 1949 and refurbished in 1986. It is a 4-storey building. The main technical facilities are located in the basement area. Additional cooling units are placed on the roof. The internal parking spaces are located in the basement. The property is currently let to 4 tenants with some vacancy. The main building structure is of reinforced concrete and brickwork. The main façade is cased with natural stone cladding. The back façade is plastered with partially aluminium cladding. The roof is flat. There is one lift and one goods lift as well as one staircase providing access to the building. The property condition seems to be commensurate with its age. Except the areas of the Deutsche Bank the fit out of the offices are low to medium standard. The property is provided with electricity, telecommunication, water and sewerage connections. The ventilation and cooling system was especially built for the Deutsche Bank. The property is fitted with a central heating system connected to the district steam network. The building could be subdivided into 4 letting units.	Partial Ownership. The property is currently let to four tenants with some vacancy and currently produces a gross annual income of €121,929.	€121,929	€155,299	€1,800,000
Unit-ID: 420 **Paul-Reusch-Straße 43** **46045 Oberhausen**	The property was constructed in 1914 and refurbished in 1998. It is a 3-storey building. The main technical facilities are located in the basement area. Additional cooling units are placed on the roof. The internal parking spaces are located in the basement and can only be accessed by car lift. The property is currently let to 2 tenants (DB and Housekeepers accommodation), the vacancy rate is 12%. The main building structure is of reinforced concrete and brickwork. Main façade is of sand stone cladding and aluminium cladding. There is aluminium cladding at the back façade. The roof is part flat and part pitched. There are two lifts and one car lift and two staircases providing good access within the building. The property condition seems to be commensurate with its age. Excepting the areas of the Deutsche Bank the fit out standard of the offices are at low to medium. The property is provided with electricity, telecommunication, water and sewerage connections. The ventilation and cooling system was especially build in for the usage of the Deutsche Bank. The property is fitted with central heating fired by the district steam heating network. The building could be subdivided into 4 to 5 letting units.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy and currently produces a gross annual income of €249,382.	€249,382	€185,343	€2,350,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 421 **Königswall 24** **45657 Recklinghausen**	The property was constructed in 1898 and refurbished in 1993. It is a 4-storey building. The main technical facilities are located in the basement area. Additional cooling units are placed on the roof. The external parking spaces are located at the back of the building and internal on the underground parking level. The property is currently let to 2 tenants (DB and Hartmann & Gigerl). The vacancy rate is 24%. The main building structure is of reinforced concrete and brickwork. The main façade is plastered. There is eternit cladding at the back façade. The roof is part flat and part pitched. There is one lift, one goods lift (out of use) and one main staircase providing good access within the building. The property condition seems to be commensurate with its age. Excepting the areas of the Deutsche Bank the fit out standard of the offices are medium to high. The property is provided with electricity, telecommunication, water and sewerage connections. The ventilation and cooling system was purpose built for the Deutsche Bank. The property is fitted with a central heating fired by the district steam heating network. The building could be subdivided into 4 letting units.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy and currently produces a gross annual income of €97,157.	€97,157	€90,507	€1,120,000
Unit-ID: 424 **Dr.Alfred-Herrhaus.Allee 9-11** **47228 Duisburg – Asterlagen**	The condition of the subject property is commensurate with its year of constreution in 1996. The construction is of reinforced concrete. The property is a four storey building with a glass facade and a flat roof. The building is provided with electricity, water and sewerage connections. According to modern technical standards the subject property has a fire alarm system, air condition and is connected to the district heating network. Several entrance points are connected to elevators and staircases. As such all floors can be let separately and split up into smaller units. All in all the subject property is well maintained and representative. A sufficient number of parking spaces are located on site. There are four tenants located in the subject property with differing lease expiry dates.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy and currently produces a gross annual income of €200,356.	€200,356	€670,199	€5,690,000
Unit-ID: 501 **Luitpoldstr. 2-4** **63730 Aschaffenburg**	The subject property was built in 1898 and completely refurbished in 1981, comprises a 5-storey building. There are no parking spaces provided on the site. The main entrance to the bank is on the corner of Luitpoldstrasse and Steingasse. External office units are accessible via side entrance on Luitpoldstrasse. The building structure is brickwork with plastered walls and a pitched roof. The subject property is let to four tenants. The vacancy rate of the property is below 20%. Upon inspection the property and its technical facilites appeared in a good condition. The property is provided with electricity, water and sewerage connections. The central heating is fired by gas. The bank is fitted with air conditioning. The bank and vacant space can be subdivided and let on floor by floor basis.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy and currently produces a gross annual income of €136,141.	€136,141	€155,934	€1,940,000
Unit-ID: 503 **Louisenstraße 52** **61348 Bad Homburg**	The subject property, which was built in 1860 and completely refurbished in 1997, is a 3-storey building which is listed as historic monument. There are external parking spaces provided on the site. The building structure is brickwork with plastered walls and a pitched roof. The subject property is currently let by ten tenants. The vacancy rate of the property is 10.6%. Upon inspection the property and its technical facilites appeared in an average condition. The property is provided with electricity, water and sewerage connections. The property is served by a gas fired central heating system. The bank and retail unit are fitted with air conditioning. The bank and vacant space can be subdivided and let on floor by floor basis.	Equivalent freehold ownership. The property is currently let to twelve tenants with some vacancy and currently produces a gross annual income of €322,734.	€322,734	€359,976	€5,280,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 505 **Luisenplatz 7** **64283 Darmstadt**	The subject property, which was built in 1968 and completely refurbished in 1996/97, is a 6-storey building. There is no parking space provided on the site. The structure is reinforced concrete with a gabled roof and partly flat roof. The subject property is currently let to multiple tenants, the vacancy rate is below 10%. Upon inspection the property and its technical facilites appeared in a good condition. The property is provided with electricity, water and sewerage connections. The building is provided with gas fired central heating. The bank and first floor areas are fitted with air conditioning. The bank and vacant space can be subdivided and let on floor by floor basis. A subdivision per floor (second to fourth floor) in two letting units is also possible as two toilet facilities are located each floor.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy and currently produces a gross annual income of €446,994.	€449,994	€381,426	€5,350,000
Unit-ID: 508 **Universitätsplatz 5** **36037 Fulda**	The subject property was built in 1960, completely refurbished in 1993 and comprises a 5-storey building. There are no parking facilities provided on the site. The structure is reinforced concrete with a gabled glass roof. The subject property is let to Deutsche Bank and two other tenants with some vacancy. Upon inspection the property and its technical facilites appeared to be in good condition. The main entrance of the propery is on Schwachhauser Heerstrasse. The property is provided with electricity, water and sewerage connections, and a gas fired central heating system. Due to the open building structure (inside courtyard over all floors) a subdivision of the property in more than one unit is difficult.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy and currently produces a gross annual income of €96,327.	€96,327	€138,603	€1,740,000
Unit-ID: 509 **Langstraße 60** **63450 Hanau**	The subject property was built in 1988 and comprises a 5-storey building with internal parking facilities. The structure is reinforced concrete with a pitched and partly flat roof. The subject property is currently let to a single tenant with some vacancy. The property and its technical facilites appeared to be in good visual condition. The property is provided with electricity, water and sewerage connections. The property is served by a gas fired central heating system. The bank and vacant space can be subdivided and let on floor by floor basis.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy and currently produces a gross annual income of €354,499.	€354,499	€351,042	€4,710,000
Unit-ID: 510 **Kölnische Str. 13** **34117 Kassel**	The property was constructed in 1947, refurbished in 1987 and comprises a 5-storey building with parking facilities in the basement. The building structure is reinforced concrete with curtain wall with natural stone, metal and plastic cladding. The roof is flat and has been refurbished 4 years ago. The property is commensurate with its age. The bank can be directly accessed from Kölnische Strasse, the underground parking level is accessible via the inner courtyard. The property is currently let to 5 tenants with some vacancy. The property is provided with electricity, water and sewerage connections. The areas leased by DB has been fitted with air conditioning and fire alarm systems. The building is served by a gas fired central heating system. The building can be subdivided into 6 letting units, assuming that the tenant on the ground floor uses the toilet facilites in the basement and that the areas will be refurbished.	Mixed freehold and short HBR expiring 06.03.2015. Annual ground rent €67,491. The property is currently let to five tenants with some vacancy and currently produces a gross annual income of €361,467.	€361,467	€284,313	€2,520,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 513 **Mainzer Str. 2** **65428 Rüsselsheim**	The property was constructed about 1951 and refurbished in 1986. It is a 4-storey building and is part of a combined property (Marktplatz 1-2) and not currently usable as a single unit (shared facilities). The main technical facilities are located in the basement area with additional cooling units placed on the roof. The external parking spaces are located at the back of the building. The property is currently let *to five tenants* (DB and Trinkhaus), the vacancy rate is below 20%. The main building structure is of reinforced concrete and brickwork. The main façade is plastered. The main roof is pitched and on first floor level flat. There is one lift and one main staircase (Marktplatz 1-2) providing accessibility to the building. The property condition seems to be commensurate with its age. Excepting the areas of the Deutsche Bank the fit out standard of the offices are low. The property is provided with electricity, telecommunication, water and sewerage connections. The ventilation and cooling system were purpose built for the Deutsche Bank. The property is fitted with a gas fired central heating. The building could be subdivided into 4 letting units.	Partial ownership. The property is currently let to three tenants with some vacancy and currently produces a gross annual income of €89,556.	€89,556	€82,455	€950,000
Unit-ID: 514 ***Marktplatz 1-2*** **65428 Rüsselsheim**	The property was constructed about 1950 and refurbished in 1986. It is a 4-storey building. It is part of a combined property (Mainzer Straße 2) and not currently *usable as a single unit* (shared facilities).The main technical facilities are located in the basement area with additional cooling units placed on the roof. The external parking spaces are located at the rear of the building. The property is currently let to 2 tenants (DB and Trinkhaus), the vacancy rate is 39%. The main building structure is of reinforced concrete and brickwork. The main façade is plastered. The main roof is pitched and on first floor level flat. There is one lift and one main staircase (Marktplatz 1-2) providing access within the building. The property condition seems to be commensurate with its age. Excepting the areas of the Deutsche Bank the fit out standard of the offices are low. The property is provided with electricity, telecommunication, water and sewerage connections. The ventilation and cooling systems were purpose built in for the Deutsche Bank. The property is fitted with gas fired central heating. The building could be subdivided into 4 letting units.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy and currently produces a gross annual income of €21,715.	€21,715	€28,064	€320,000
Unit-ID: 602 **Kaiser-Joseph-Straße 262** **79098 Freiburg**	The *property* is a listed 5 storey building constructed in 1906 and recently refurbished. The building comprises service counter area on the ground floor, offices on the upper floors as well as underground car parking facilities. The building has a reinforced concrete structure with natural stone cladding and a pitched roof. The property has gas central heating. The property is provided with electricity, water and sewerage connections. Its technical facilities are in good condition. The underground parking area as well as the other tenants' entrance are accessable via Rempartstrasse. The building shares a stairway and an elevator with the neighbouring building Rempartstrasse 3. All upper floors of the two buildings are interlinked. The bank area is accessible via a separate entrance and short stairs and is accessible from Kaiser-Joseph-Strasse. Due to its elevated situation this space can only be converted to office space. The building comprises several smaller letting units on the upper floors, none of which are vacant. The property is currently let to nine tenants, including Deutsche Bank.	Equivalent freehold ownership. The property is currently let to eight tenants and currently produces a gross annual income of €269,014.	€269,014	€230,562	€3,450,000
Unit-ID: 603 **Rempartstraße 3** **79098 Freiburg**	The property is a modern 5 storey building with retail premises on ground floor, offices on the upper floors and underground parking facilities. The building shares underground parking area as well as an entrance to the different letting units with the property Kaiser-Joseph-Strasse 262. The building has a reinforced concrete structure with natural stone cladding. The roof is pitched. The property and its technical facilities are in good condition. The property is provided with electricity, water and sewerage connections. It shares central heating with the property Kaiser-Joseph-Strasse 262 and is currently let to four tenants. Deutsche Bank does not occupy the property. The mezzanine floor as well as the third floor are vacant. One of the tenants, Hanseatic Bank, has a break option to terminate the lease contract by 31.03.2007. Some 40% of the net lettable space is currently vacant.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy and currently produces a gross annual income of €61,729.	€61,729	€72,694	€1,040,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 604 **Rotteckring 3** **79098 Freiburg**	The property is a 6 storey building with roof-terrace, service counter area on ground floor, offices on the upper floors and underground as well as external car parking facilities. The building was constructed in 1957 and has been partly refurbished. The property and its technical facilities are in good condition. The property is provided with electricity, water and sewerage connections. The building meets actual standards with raised floors, suspended ceilings, air conditioning and four lifts. The property is currently let to a single tenant (Deutsche Bank). The third floor is completely vacant. *A division of office space into* smaller letting units is difficult due to the specific layout of the building: There is only one set of toilet facilities on each floor. There is some conversion potential for the ground floor areas to retail use, however, window areas are small and retail space would be large, which has limiting effects on letting potential as well as achievable rents. In total 10.86% of the net lettable space is currently vacant.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy and currently produces a gross annual income of €642,395.	€642,395	€637,123	€7,700,000
Unit-ID: 609 **Senser Platz 2** **79539 Lörrach**	The property was built in 1992 and is arranged over 4-storeys with underground parking facilities. The structure is reinforced concrete with a partly natural stone/partly plastered front and a tin roof. The Bank is constructed as an atrium with glass roof. The property is provided with electricity, water and sewerage connections and the areas located on first to third floor has been fitted with air condition. The building is served by a gas fired central heating system. The underground parking level is fitted with a fire alarm system. The property and its technical facilites appeared to be in good condition. The main entrance to the bank *is located at the* frontage facing Senser Platz. The subject property is currently partly let to 9 tenants with some vacancy. In its current condition the bank cannot be subdivided into smaller letting units due to the lack of appropriate toilet facilities per letting unit.	Equivalent freehold ownership. The property is currently let to nine tenants with some vacancy and currently produces a gross annual income of €530,724.	€530,724	€480,328	€6,310,000
Unit-ID: 610 **Hauptstraße 9** **77652 Offenburg**	The property was built in 1957 and refurbished in 1981. It comprises a 5-storey main building, a 1-storey building attached to the main building as well as parking facilities. The main building has a brick facade with a hipped roof. The attached building has a plastered facade and a flat roof. The property is provided with electricity, water and sewerage connections. Some of the office area located on the upper floor has been fitted with an air condition. The building has gas fired central heating. The bank space can be accessed from the front of the building at *Hauptstrasse or the back of the building at Unionrampe.* The upper storeys are accessible via a side entrance. The bank is arranged over the ground floor of both building parts. Office units are located on floors 2 to 4 of the main building. The condition of the subject property appeared to be commensurate with its age. Despite its two entrances the bank cannot be subdivided into separate letting units due to missing toilet facilities. A subdivision of office units on the upper floors is only possible on a floor by floor basis.	Equivalent freehold ownership. At the date of valuation the suject property was vacant.	€0	€135,788	€720,000
Unit-ID: 712 **Harburger** **Rathauss.44/Bremer S. 10** **21073 Hamburg**	The subject property was built in 1924 and comprises a 3-storey building. External parking facilities are provided on the site. The structure is reinforced concrete and brickwork with a pitched roof (Mansarddach). The subject property is currently let by nine tenants. The property is almost fully let. Upon inspection the property and its technical facilites appeared in an good condition. The property is provided with electricity, water and sewerage connections. The building is served by a gas fired central heating system. The ground floor is fitted with air conditioning. The building can be subdivided and let on floor by floor basis, assumed that the occupier of the ground floor uses the toilet facilities in the basement. The first floor can be subdivided into a maximum of 3 letting untis. Medicur has a five-year-contract for 185 m until 31.12.2010	Equivalent freehold ownership. The property is currently let to nine tenants with some vacancy and currently produces a gross annual income of €296,482.	€296,482	€211,120	€3,110,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 714 **Rathausplatz 1-2 24103 Kiel**	The building, which was built in 1928 and refurbished in 1986, is a 5-storey building and is listed in the monument register. There are 3 parking spaces available at the backyard of the property. The building structure is reinforced concrete with a natural stone facade and a pitched roof. The property is well maintained and its technical facilities seem to be in good condition. Some windows have to be restored, which we estimate to a total cost amount of €7,000. The property is directly from accessible Rathausplatz. There are one main and three side entrances. The property is provided with electricity, water and sewerage connections, the building is heated by district steam. The property is fitted with a ventilation system, but not with a fire alarm system. The building is let to 7 tenants, almost the total lettable area are vacant. The commercial areas on the upper floors can be subdivided into 2 letting units per floor. The ground floor can be let to a single tenant assumed that the occupier will use the toilet facilities in the basement. Tekko Infosystem occupies about 530 m until 31.12.2010.	Equivalent freehold ownership. The property is currently let to seven tenants with some vacancy and currently produces a gross annual income of €437,578.	€437,578	€345,038	€4,590,000
Unit-ID: 806 **Zindelstraße 3-5 37073 Göttingen**	The property, which was constructed in 1971 is arranged over 5-storeys with a technical floor and two basement areas used for parking and as storage space. The building comprises also a flat in the attic. The building structure is reinforced concrete with curtain wall with metal cladding. The roof is flat. The property is commensurate with its age. The bank can be directly accessed from Zindelstrasse, the tenants in the upper floors from a side entrance on Zindelstrasse. The parking area on the underground level is accessible from Johannisstrasse. The property is currently let to 7 tenants. 22% of the total lettable area are vacant. The property is provided with electricity, water and sewerage connections and the areas leased by DB has been fitted with air conditioning. The property is fitted with a fire alarm system and a sprinkler system on the underground parking level, and heated by way of a connection to the district steam network. The heating technology was modernised last year.	Equivalent freehold ownership. The property is currently let to nine tenants with some vacancy and currently produces a gross annual income of €366,182.	€366,182	€357,277	€5,110,000
Unit-ID: 809 **Am Markt 2-3 31785 Hameln**	The properties were constructed in 1957, refurbished in 1992 and comprise two 4-storey buildings without parking facilities. The building structure is reinforced concrete with curtain wall with natural stone cladding as well as a plastered facade. The roof is pitched. The properties are commensurate with their age. The retail space and bank can be directly accessed from Am Markt, the tenants on the upper floors are accessable from a side entrance. The property is currently let to 4 tenants. Randstad has left the property but has to pay rent until the end of september 2005. The current vacancy rate of the property is 41%. The property is provided with electricity, water and sewerage connections and the areas leased by DB has been fitted out with a ventilation system. There is no fire alarm system. The property is heated by way of a connection to the district steam heating network. The building can be subdivided into 6 letting units assuming that the ground floor tenant can use the toilet facilities located in the basement. The vacant areas have to be refurbished before letting.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy and currently produces a gross annual income of €197,629.	€197,629	€258,536	€3,250,000
Unit-ID: 812 **Kirchröder Str. 103 30625 Hannover**	The subject property is a 2-storey building and comprises a bank on the ground floor as well as related office space on the first floor. The office accommodation are in an average condition. An adjoining building included in the ownership comprises a multi family apartment building arranged over four storeys. Six car parking spaces are situated in a rear courtyard.	Equivalent freehold ownership. The property is currently let to a eight tenants and currently produces a gross annual income of €66,815.	€66,815	€66,941	€830,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 814 **Angoulemeplatz 1 31134 Hildesheim**	The property was constructed in 1922 and comprises two interconnected 3-storey buildings. The building structure is brickwork, the building part occupied by Deutsche Bank has a natural stone facade. The roof is partly flat and pitched and was completely refurbished in recent years. The building is not fitted with a fire alarm system. The bank hall is fitted with an air condition and an elevator. The condition of the property occupied by Deutsche Bank is good, the other building part on the back side in a below average condition. The bank space can be accessed from Angoulemeplatz, with the remaining accommodation accesible via a separate side entrance. The rear building section comprising office and residential accommodation remains vacant (total vacancy rate is 23%). The lease term of DB will expire in 10 years, with the remaining lease terms more short term in nature. The property is provided with electricity, water and sewerage connections and a gas fired central heating system. The building is capable of subdivision and letting on a floor by floor basis. The rear building section is in need of modernisation and refurbishment prior to letting activity.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy and currently produces a gross annual income of €168,976.	€168,976	€199,895	€2,570,000
Unit-ID: 815 **Bardowicker Straße 6 21335 Lüneburg**	The building was built in 1977, refurbished in 2001 and comprises a 3-storey building with external parking facilities to the rear. The building structure is brickwork with a pitched roof. The property and its technical facilites appear to be in a good condition. The property is provided with electricity, water and sewerage connections and gas fired central heating. The subject property is currently let to Deutsche Bank with 27% of the total lettable area currently vacant. The building can be subdivided into letting units on floor by floor basis assuming that the ground floor tenant uses the toilet facilities located in the basement. The vacant areas have to be refurbished before letting. The property is accessible directly from Bardowicker Strasse.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy and currently produces a gross annual income of €115,694.	€115,694	€139,486	€1,920,000
Unit-ID: 817 **Schützenplatz 18 38259 Salzgitter**	The property was constructed in 1954 and comprises a 4-storey building with basement. The property is currently used as bank and residential accommodation. The building structure is brickwork with plastered walls and a pitched roof. The condition of the property is communserate with its age. The property is currently let to the Deutsche Bank as well as four residential tenants. 30% of the lettable area is currently vacant. The property is provided with electricity, water and sewerage connections as well as gas fired central heating. The building is capable of subdivision on a floor by floor basis, although the ground floor tenant would have to use the toilet facilities in the basement. The vacant areas have to be refurbished before letting.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy and currently produces a gross annual income of €75,068.	€71,930	€92,959	€970,000
Unit-ID: 901 **Friedrich-Wilhelm-Platz 15 52062 Aachen**	The property constructed in 1967 comprises a 5-storey main building and a 3-storey annex with underground parking facilities. The property is provided with electricity, water and sewerage connections. The areas in the main building located on ground floor to third floor have been fitted with air conditioning. The building is connected to the district heating network. The underground parking area (25 parking places) can be accessed directly from Ursulinenstraße, the Deutsche Bank areas from Friedrich-Wilhelm-Platz, the retail store and the other tenants in the annex from Ursulinenstraße. The subject property is currently let to a total of five tenants. Generally, the subject property appeared to be in good condition commensurate with its age, although the facade needs renovation due to its out-of-date appearance.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy and currently produces a gross annual income of €593,725.	€593,725	€416,593	€7,020,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 902 **Hauptstraße 177 51465 Bergisch-Gladbach**	The property is a 4 storey brick clad building, partly with a pitched roof, partly with a flat roof. It comprises service counter area on an elevated ground floor which is accessed via stairs, office space on the first floor, office space as well as one residential unit on the second floor and storage space on the third floor as well as in the basement. The property only has one stairway. It does neither have an elevator nor parking spaces. The building was constructed in 1953. The service counter area has been recently refurbished. The building has gas fired central heating. The bank area is air conditioned. The property is provided with electricity, water and sewerage connections. *The building and its technical facilities appear to be in good condition.* The property is currently let to three tenants (incl. Deutsche Bank). The office space on the first and second floor is completely vacant. The storage space on the third floor as well as in the basement is partly vacant. In total approx. 25% of the net lettable space are currently vacant.	Short HBR expiring 31.07.2027. Annual ground rent €13,032. The property is currently let to three tenants with some vacancy and currently produces a gross annual income of €77,867.	€77,867	€75,024	€610,000
Unit-ID: 905 **Moltkestr. 58-60 53173 Bonn**	The subject property which was built in 1908 and refurbished in previous years comprises a 4-storey (including the attic floor) building. The structure of the property is a natural stoned front with a hipped/partly flat roof. The property is provided with electricity, water and sewerage connections and the bank has been fitted with an air condition. The building consists of a central heating system fired by gas. Upon inspection the property *and its technical facilites appeared in a moderate* condition. The property has 3 entrances from which two lead to the bank hall, one entrance located in front of the building (Moltkestraße) and another one located to the rear (Milchgässchen). The main entrance to bank hall is achievable via staircases. The upper floors are accessable from a side entrance in Moltkestraße. The subject property is currently let by a single tenant, less than 20% of the total lettable area are currently vacant. Currently Euro Success occupies 293 m and is in negotiation for the entire building. Upon inspection internal features appeared in a moderate state of repair. In its current condition the building parts can be subdivided and let at a minimum on floor by floor basis. The vacant areas have to be refurbished before letting. Parking facilities are not available.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy and currently produces a gross annual income of €30,807.	€30,807	€97,424	€900,000
Unit-ID: 915 **Dürener Str. 230 50931 Köln**	The subject property has been constructed in 1959 and is generally in a good condition. The construction consists of brickwork. The property is a four storey building plus attic floor with a flat roof. The mixed use property incorporates office space (2nd & 3rd floor), bank (ground floor) and residential units on the 4th and attic floor. Currently, the vacancy rate for the total property is slightly above 18%. All floors can be let separately. Technical systems are commensurate with its age and include a connection to the district heating network and an air condition system.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy and currently produces a gross annual income of €88,014.	€88,014	€103,771	€1,290,000
Unit-ID: 916 **Friedrich-Ebert-Platz 20 51373 Leverkusen**	The property is a 3 storey stone clad building with a flat roof. It comprises service counter area and office space on the ground floor, office space on the first floor and one residential unit on the second floor. The property also comprises two underground car parking spaces as well as 13 external car parking spaces. The building was constructed in 1958 and refurbished in 1972. The service counter area has been recently refurbished. The building has central heating (district heating). Air conditioning is installed on the ground floor and the first floor. The property is provided with electricity, water and sewerage connections. The building has two stairways and one elevator. The building and its technical facilities appear to be in good condition. The property is currently let to six tenants (incl. Deutsche Bank). Parts of the office space on the first floor as well as some storage space in the basement are vacant. In total less than 10% of the net lettable space is currently vacant.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy and currently produces a gross annual income of €209,342.	€209,342	€185,267	€2,370,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 921 **Kaiserplatz 7-9** **53113 Bonn**	The property was built in 1998 and comprises a 6-storey building in modern style. The structure is reinforced concrete with a partly natural stone/partly plastered front and a flat roof. The property is provided with electricity, water and sewerage connections and is connected to the district heating network ("Fernwärme"). The bank has been fitted with an air condition. The subject property is currently partly let by 6 tenants, 9.37% of the total lettable area are vacant. In its current condition the building parts can be subdivided and let at a minimum on floor by floor basis. Upon inspection internal and external features appeared in a good state of repair. There are 30 parking spaces available.	Equivalent freehold ownership. The property is currently let to six tenants with some vacancy and currently produces a gross annual income of €692,513.	€692,513	€509,869	€7,010,000
Unit-ID: 923 **Kaiserstrasse 1** **53113 Bonn**	The subject property comprising a 4-storey office building is fully vacant. The structure is reinforced concrete with natural stoned and metal cladding and aluminium double glazing windows. The roof is flat. The property is provided with electricity, water and sewerage connections and is served by a gas fired central heating system. Due to full vacancy internal and external features appeared in a poor state of repair. The property has to be fully refurbished before letting. In its current condition the building parts can be subdivided and let at a minimum on floor by floor basis. There are 4 external parking spaces.	Equivalent freehold ownership. The property is currently vacant.	€0	€59,847	€290,000
Unit-ID: 1004 **Ludwigstraße 8-10** **55116 Mainz**	The property was constructed about 1953 and refurbished in 1989. It is a 4-storey building. The main technical facilities are located in the basement and roof area and also supplies the property Weißliliengasse 14. The internal parking spaces are located at the rear of the building. The property is currently let to 1 tenant and is fully let. The main building structure is of reinforced concrete and brickwork. The main façade is covered with natural stone cladding. The back facade is plastered. The main roof is partly pitched and partly flat. There are two lifts and three staircases providing good access within the building. The property condition seems to be commensurate with its age. Excepting the areas of the Deutsche Bank the fit out standard of the offices are low. The property is provided with electricity, telecommunication, water and sewerage connections. The ventilation and cooling systems were purpose built for the Deutsche Bank. The property is fitted with a gas fired central heating system. The building could be subdivided into 4-5 letting units.	Equivalent freehold ownership. The property is currently let to a single tenant and currently produces a gross annual income of €553,325.	€553,325	€564,204	€7,210,000
Unit-ID: 1005 **Weissliliengasse 14** **55116 Mainz**	The property was constructed in 1986. It is a 5-storey building. The main technical facilities are located in the basement and roof area of the property Ludwigsstrasse 8-10. There are no parking spaces provided. The building is constructed on top of the entrance of a public parking garage. There is only storage space provided on the ground floor. The property is currently completely vacant. The main building structure is of reinforced concrete and brickwork. The main façade is covered with natural stone cladding. The back facade is plastered. The main roof is pitched. There are two lifts and three staircases providing good access within the building. The property condition seems to be commensurate with its age. With the exception of the areas formerly occupied by Deutsche Bank the fit out standard of the offices are medium. The property is provided with electricity, telecommunication, water and sewerage connections. The ventilation and cooling systems were purpose built for the Deutsche Bank. The property is fitted with gas fired central heating. The building could be subdivided into 3 letting units.	Equivalent freehold ownership. As at the date of valuation the property is vacant.	€0	€175,984	€1,960,000
Unit-ID: 1007 **Kornmarkt 11** **54290 Trier**	This previously vacant five storey building constructed during the 1970s has been let to two tenants during the course of the last 6 months. The primarily letting has been to a dispensing chemist for a lease term expiring in 2015. There are 6 internal and 5 external parking spaces which are located to the rear of the building. In general the subject property is in a good condition.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy and currently produces a gross annual income of €84,780.	€84,780	€192,808	€1,390,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 1103 **Sophienstr. 2** **76530 Baden-Baden**	The property which was built in 1966 comprises a 5-storey building used for bank purposes. The main building structure consists of reinforced concrete and brickwork. The main façade has glass and aluminium panels at each floor level. The property is provided with electricity, water and sewerage connections and is heated by gas central heating. The bank hall on the first floor as well as the conference room *situated on the fourth floor have been fitted with air conditioning. The subject* property is currently let to Deutsche Bank and one other tenant with some vacancy. In its current condition the building parts can be subdivided and let on a floor-by-floor basis. The property also comprises 14 internal parking places and one garage on the ground floor, currently used for cash transports. Upon inspection the internal and external features appeared to be in a good state of repair.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy and currently produces a gross annual income of €170,636.	€170,636	€160,366	€2,280,000
Unit-ID: 1105 **Pforzheimer Straße 15** **76275 Ettlingen**	The property, which was originally constructed in 1825 (and refurbished in 1989) is a 2-storey building with one underground floor used for storage space.The roof is pitched. The property condition seems to be communserate with its age and is currently let to 2 tenants. There are 12 outside parking spaces and as well a small site which is currently used from a residential tenant, but could possibly also used for parking spaces.The property is provided with electricity, water and sewerage *connections and has a gas fired central heating system.* The letting potential of the upper floors is compromised by the location of the air conditioning plant.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy and currently produces a gross annual income of €80,164.	€80,164	€74,917	€880,000
Unit-ID: 1108 **Adenauerplatz 1** **69115 Heidelberg**	The property which was built in 1924 and renovated 3 years ago comprises a 4-storey (including a attic floor) villa under monumental protection. The structure is brickwork with a plastered front, a hipped roof as well as single glazing windows in wooden style. Upon inspection facade and windows have to be refurbished; internal features appeard in moderate condition. The property is provided with electricity, water and sewerage connections and is connected to the district heating network ("Fernwärme").	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy and currently produces a gross annual income of €307,387.	€307,387	€286,113	€4,080,000
Unit-ID: 1110 **Rohrbacher Str. 3** **69115 Heidelberg**	The subject property comprises a car park in partial ownerhsip. 39 car parking spaces located on third basement are condominium owned. Upon inspection the property appeared in a moderate state of repair.	Partial ownership. The property is currently *let to four tenants with* some vacancy and currently produces a gross annual income of €20,561.	€20,561	€20,561	€290,000
Unit-ID: 1111 **Stiftsplatz 13** **67655 Kaiserslautern**	The subject property, which was built in 1959, is a 4-storey building with two garages provided at the backyard of the property. The structure is reinforced concrete with a flat roof. The subject property is currently let to two tenants. The vacancy rate of the property is 27%. Upon inspection the property and its technical facilites appeared to be in good condition. The property is provided with electricity, water and sewerage connections. The property is heated by way of a connection to the district steam network. The bank is fitted with an air conditioning system. The building can be subdivided and let on floor by floor basis, assuming that the ground floor occupier uses the toilet facilities in the basement. The third floor can be subdivided into 2 letting units.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy and currently produces a gross annual income of €179,093.	€179,093	€174,152	€1,900,000
Unit-ID: 1113 **Rheinstr. 44** **76185 Karlsruhe**	The property which was built in 1991 comprises a 4-storey building (including converted attic floor). The structure is brickwork with a partly natural stone (ground floor)/partly plastered front, a ridged roof and double glazed windows. The property is provided with electricity, water and sewerage connections and has a gas fired central heating system. The subject property is fully let to 5 tenants. The property generally appeared to be in a good state of repair. 11 external parking spaces, accessible from the Marktstraße are situated adjacent to the building.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy and currently produces a gross annual income of €133,638.	€133,638	€148,068	€1,790,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 1114 **Xylanderstr. 1** **76829 Landau**	The property was built in 1903, completely refurbished in 1993 and comprises a 4-storey building with parking spaces available to the rear. The building is listed as a historic monument. The building structure is brickwork with a stucco facade and a pitched roof. The property is well maintained and its technical facilites seem to be in a good condition. The bank is directly accessible from Xylanderstrasse with the upper floors accessible via a separate side entrance. The property is provided with electricity, water and sewerage connections and a gas fired central heating system. The bank space is provided with air conditioning. The subject property is currently let to 4 tenants with some vacancy.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy and currently produces a gross annual income of €224,100.	€224,100	€211,161	€2,650,000
Unit-ID: 1115 **Ludwigstraße 44** **67059 Ludwigshafen**	The property was built in 1970 and comprises a 5-storey building with stepped floors on the side of Zollhofstraße as well as parking facilities accessable from Zollhofstraße. The facade of the building appears out of date and in need of repair. The retail units on ground floor are almost vacant and appears in a poor general state of repair. The property is provided with electricity, water and sewerage connections and is connected to the district heating network ("Fernwärme"). The subject property is currently multi let with some vacancy. The building is capable of subdivision and letting on a floor by floor basis.	Equivalent freehold ownership. The property is currently let to ten tenants with some vacancy and currently produces a gross annual income of €253,447.	€253,447	€374,341	€3,950,000
Unit-ID: 1116 **P 7. 10-15** **68161 Mannheim**	The property, which was built in 1950 and refurbished over the last 15 years, comprises a 7-storey building with 5 garages. The building structure is reinforced concrete with a flat roof. The property is well maintained and its technical facilites appear to be in a good condition. The property is provided with electricity, water and sewerage connections, the building is heated by long distance heating energy. The bank space and the office units on first floor are air conditioned.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy and currently produces a gross annual income of €1,268,830.	€1,268,830	€1,128,530	€15,870,000
Unit-ID: 1120 **Friedrichstr. 30** **67433 Neustadt a.d.W.**	The property, which was built in 1986, comprises a 5-storey building with external parking facilities provided on the site. The building structure is reinforced concrete with a natural stone facade and a pitched roof (Mansarddach). The property is well maintained and its technical facilites seem to be in a good condition. The property is provided with electricity, water and sewerage connections as well as a gas fired central heating system. The building is additionally fitted with a ventilation system. The subject property is currently let to five tenants with some vacancy. The property can be separately let on a floor by floor basis, whereby the upper floors could also subdivided into two smaller letting units.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy and currently produces a gross annual income of €234,782.	€234,782	€311,165	€3,820,000
Unit-ID: 1121 **Westl.-Karl-Friedrich-Str.76** **75172 Pforzheim**	The property, which was built in 1951 and refurbished in 1976, comprises a 4-storey building with a basement. The building structure is reinforced concrete with a flat roof. The property is well maintained and its technical facilites seem to be in a good condition. The property is provided with electricity, water and sewerage connections, the building is heated by way of a connection to the district steam network. The bank space is air conditioned. The subject property is currently let by 3 tenants. 34,4% of the total lettable area are vacant. The building can be subdivided into 5 letting units, assuming that the ground floor occupier uses the toilet facilities in the basement.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy and currently produces a gross annual income of €156,629.	€156,629	€231,847	€2,720,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 1123 **Karmeliterstr.2 / Postplatz 4 67346 Speyer**	The property was constructed in 1891 and refurbished in 1974. It is a 4-storey building. The building is listed as a historic monument. The main technical facilities are located in the basement area. The external parking spaces are located at the rear of the building. The property is currently let to four tenants (retail, office and residential). The main building is of reinforced concrete and brickwork construction. The main façade is plastered. The main roof is pitched and at first floor level, flat. Only one main staircase has been constructed in the building. The property condition seems to be commensurate with its age. With the exception of the areas occupied by Deutsche Bank the fit out standard of the offices and apartments are below average. The property is provided with electricity, telecommunication, water and sewerage connections. The ventilation and cooling systems were purpose built for the Deutsche Bank. The property is fitted with gas fired central heating.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy and currently produces a gross annual income of €92,431.	€92,431	€144,421	€1,520,000
Unit-ID: 1125 **Wilhelm-Leuschner-Straße 17 67547 Worms**	The property was constructed in 1947 and refurbished in 1985. It is a 3-storey building. The main technical facilities are located in the basement area. The external parking spaces are located at the rear of the building. The property is currently let to 2 tenants and is fully let. The main building structure is of reinforced concrete and brickwork. The main façade is plastered. The main roof is pitched and on first floor level flat. There are two internal staircases providing accessibility within the building. The property condition seems to be commensurate with its age. With the exception of the areas occupied by Deutsche Bank the general fit out standard is below average. The property is provided with electricity, telecommunication, water and sewerage connections. The ventilation and cooling systems were purpose built for the Deutsche Bank. The property is fitted with gas fired central heating. The building could be subdivided into 5 letting units.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy and currently produces a gross annual income of €104,726.	€104,726	€67,535	€880,000
Unit-ID: 1201 **Fuggerstr. 1 86150 Augsburg**	The property was constructed in1864 and last refurbished in 1990. It comprises a 6-storey building with two underground floors, which are used for storage space. The building structure is brickwork with natural stone cladding. The building is not listed as a historic monument, but protected as part of a number of listed buildings situated in the Fuggerstraße / Volkhartstraße / Schaezlerstraße. The property appears to be in a good condition. The bank can be accessed directly from an entrance at the corner of the Bahnhofstraße and the Fuggerstraße, with the office units accessible separately from the Fuggerstraße. The property is currently let to two tenants with 10% of the lettable area vacant. The property is provided with electricity, water and sewerage connections with the bank fitted with a ventilation system. The property is heated by way of a connection to the district steam heating network. The building is capable of subdivision and letting on a floor by floor basis following modernsiation and refurbishment.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy and currently produces a gross annual income of €356,863.	€356,863	€313,374	€4,830,000
Unit-ID: 1205 **Bahnhofstr. 1a 95444 Bayreuth**	The condition of the subject property is commensurate with its year of constrcution in 1989. The construction is of reinforced concrete. The property is a two storey building plus attic floor with a pitched roof. All floors despite the attic floor (third floor) have access to the elevator. The mixed use property incorporates office space, bank hall and two doctor's surgeries. The whole first floor or about 40% of the office space is vacant. All floors can be let separately due to two entrance points from the Bahnhofstrasse. Technical systems are generally in good condition and include a connection to the district heating network, a ventilation system and an air condition system. There are external parking facilities behind the subject property which are separated by an electrical barrier.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy and currently produces a gross annual income of €102,003.	€102,003	€96,463	€1,300,000
Unit-ID: 1206 **An der Naegleingasse 96450 Coburg**	A 2.52/1,000 co-ownership share with respect to plot 143/1 connected with special ownership (Sondereigentum) of parking space no. 101 of the separation plan (Aufteilungsplan).	Equivalent freehold ownership. The property is currently let to a single tenant and produces a gross annual income of €360.	€360	€360	€0

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 1207 **Spitalgasse 19** **96450 Coburg**	The subject property has been constructed in 1905 and extensively refurbished in 1985. Since smaller renovation works have taken place in the mean-time the subject property is generally in a good to very good condition. Moreover, the property is listed as a historic monument. The construction consists of brickwork with an old ornament facade. The property is a four storey building with a pitched roof. The mixed use property incorporates office space, bank, a retail unit on ground floor as well as a residential unit. Over 50% of the office space is currently vacant. It is possible to subdivide the property on a floor by floor basis although the upper floors would then only be accessible from the rear. The micro location supports a conversion of the bank space to a retail unit. The technical systems were in a in good visual condition and include a connection to the district steam heating network as well as a ventilation system and an air conditioning system.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy and currently produces a gross annual income of €173,720.	€173,720	€239,497	€3,370,000
Unit-ID: 1209 **Fischerstr.19/Zwingerstr.** **87435 Kempten**	The property, which was constructed in 1995, comprises two 4-storey buildings which are connected by an underground parking level. The building structure is brickwork with plastered walls and glass facade. The DB, Sistex and Pohla accommodation is accessible from the Fischerstrasse directly, with the remaining retail areas as well as the underground parking spaces accessible from Zwingerstrasse. The property is currently let to multiple tenants, whereby some tenants have parking spaces only. The vacancy rate of the property is currently around 30%. The property is provided with electricity, water and sewerage connections, as well as a gas fired central heating system. The property can be subdivided into 13 letting units, assuming the use of the toilet facilities in the basement by the tenant of the banking unit.	Long HBR expiring 31.12.2091. Annual ground rent €136,160. The property is currently let to 13 tenants with some vacancy and currently produces a gross annual income of €388,694.	€388,694	€362,183	€2,740,000
Unit-ID: 1217 **Maximilianstraße 9** **93047 Regensburg**	The property was constructed in 1950 and last refurbished in 1991. It comprises a 4-storey building with one underground floor, which is used for storage space. The roof is pitched. The property condition is communserate with its age. The bank accommodation can be accessed directly from the Maximilianstraße and as well as from the Dr. Wunderle Straße, the office units can also accessed from both streets. The property is currently let to five tenants with below 10% of the lettable area currently vacant. The property is provided with electricity, water and sewerage connections as well as a ventilation system serving the bank accommodation. The property is fitted with a gas fired central heating. The building is capable of subdivision and letting on a floor by floor basis.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy and currently produces a gross annual income of €551,601.	€551,601	€512,965	€7,040,000
Unit-ID: 1218 **Juliuspromenade 66** **97070 Würzburg**	The subject property has been constructed in 1970 and is generally in a good condition. The construction consists of reinforced concrete. The property is a four storey building plus attic floor with a pitched roof. All floors have access to two elevators from both sides of the property. The mixed use property incorporates office space, bank hall and two retail units on ground floor. Currently, less than 10% of the office space is vacant. All floors can be let separately. Due to the micro location it is possible to convert the bank to retail space. Technical systems are commensurate with its age and include a connection to the district steam heating network as well as an air conditioning system. An underground car park with 14 places is situated in the basement.	Short HBR expiring 30.04.2043. Annual ground rent €23,775. The property is currently let to four tenants with some vacancy and currently produces a gross annual income of €283,182.	€283,182	€321,025	€3,630,000
Unit-ID: 1301 **Schubartstr. 13** **73430 Aalen**	The subject property was built in 1983, refurbished in 1994 and comprises a 5-storey building with external parking facilities. The building structure is brickwork with plastered walls and a pitched roof. The subject property is currently fully let to two tenants. Technical facilites appeared to be in a good condition. The property is provided with electricity, water and sewerage connections as well as a gas fired central heating system. The bank accommodation is provided with an air conditioning system. The bank accommodation and vacant space is capable of subdivision and subletting on a floor by floor basis.	Equivalent freehold ownership. The property is currently let to two tenants and currently produces a gross annual income of €235,379.	€235,379	€205,164	€2,680,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 1302 **Marktstr. 30** **72458 Albstadt**	The subject property was built in 1987 and comprises a 4-storey building with internal and external parking facilities. The building structure is brickwork with plastered walls and a pitched roof. The subject property is currently let to one single tenant with a vacancy rate of about 52%. The property and its technical facilites appeared to be in a good condition. The property is provided with electricity, water and sewerage connections as well as a gas fired central heating system. The bank accommodation is provided with an air conditioning system. The property is capable of subdivsion and letting on a floor by floor basis.	Partial ownership. The property is currently let to a single tenant with some vacancy and currently produces a gross annual income of €174,388.	€174,388	€281,492	€3,050,000
Unit-ID: 1304 **Milchstr.2/Strohstr. 9** **73728 Esslingen**	The subject property comprises two attached 4-storey buildings. One building of the property, which is listed as a historic monument, was constructed in the 13th century and rebuilt in 1701 after it had been destroyed. A second building was added in 1987. Underground parking facilities are provided on the site. The old part of the property is a timber-framed building with a pitched roof, the structure of the new building is reinforced concrete with a pitched roof. The subject property is currently let to Deutsche Bank and another tenant with a vacancy rate of 33%. The property and its technical facilites appeared to be in good condition. The property is provided with electricity, water and sewerage connections as well as a gas fired central heating system. The bank accommodation is provided with an air conditioning system. The building can be subdivided and let on floor by floor basis, although this assumes the use of basement sanitary facilites by the ground floor tenant.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy and currently produces a gross annual income of €224,052.	€224,052	€288,608	€3,670,000
Unit-ID: 1305 **Karlstraße 13** **88045 Friedrichshafen**	The property was constructed in 1954 and refurbished in 1994. It comprises a 5-storey building with a basement as well as a number of external garages and surface parking spaces to the rear. The building is of brickwork construction with a rendered facade and a pitched roof. The property is in a good visual condition. The building can be accessed from the Karlstrasse as well as via a side entrance. The property is currently let to 2 tenants with 30% of the lettable area currently vacant. The property is provided with electricity, water and sewerage connections as well as gas fired central heating. The bank accommodation is fitted with a fire alarm system and air conditioning system. The potential subdivision of the building into more than three letting units is compromised by the location of the sanitary facilities.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy and currently produces a gross annual income of €121,681.	€121,681	€146,179	€1,890,000
Unit-ID: 1310 **Moltkestr. 6-8** **74072 Heilbronn**	The property, which was constructed in 1954 and extended in 1988. It comprises a 4-storey building with one underground floor which is used for storage. The property is currently being refurbished. The property is currently let to three tenants with 16% of the lettable area currently vacant. The property is connected to the electricity, water and sewerage networks. The bank accommodation is fitted with a ventilation system. The property is served by a gas fired central heating system. The building is capable of subdivision and letting on a floor by floor basis following modernisation and refurbishment.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy and currently produces a gross annual income of €222,010.	€222,010	€363,270	€4,580,000
Unit-ID: 1313 **Marienplatz 37** **88212 Ravensburg**	The property was constructed in 1911 and refurbished in 1998. It comprises a 5-storey building with basement. The property is well maintained and in a very good internal and external condition. The main entrance of the property is on the Marienplatz, with a separate staircase accessed via a side entrance. The property is fully let to DB. The property is provided with electricity, water and sewerage connections and fitted with a ventilation system. The property is served by a gas fired central heating system. Subdivsion of the property is compromised by the number and location of the sanitary facilities, although four separate letting units may be created.	Equivalent freehold ownership. The property is currently let to a single tenant and currently produces a gross annual income of €117,945.	€117,945	€109,930	€1,750,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 1314 **Gartenstr. 33** **88212 Ravensburg**	The property was constructed in 1991 and comprises a 4-storey building with internal and external parking facilities. The roof is pitched and partly flat. The property is well maintained and in a very good internal and external condition. The main entrance as well as two side entrances are on the Gartenstrasse. The property is nearly fully let to a number of tenants with the Schwäbische Zeitung occupying 38% of the total lettable area. The property is provided with electricity, water and sewerage connections and is fitted with a ventilation system. There is a gas fired central heating system. The property may be subdivided into five letting units.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy and currently produces a gross annual income of €206,524.	€206,524	€196,626	€2,460,000
Unit-ID: 1317 **Ledergasse 8** **73525 Schwäbisch Gmünd**	The subject property, which was built in 1971 and refurbished in 1996, is a 4-storey building with internal parking facilities. The structure is reinforced concrete with flat roof. The subject property is currently let to five tenants with a vacancy rate of 22%. The property and its technical facilites appear to be in an average condition. The property is provided with electricity, water and sewerage connections. There is a gas fired central heating system. The building can be subdivided and let on a floor by floor basis, assuming that the ground floor occupier uses the toilet facilities located in the basement.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy and currently produces a gross annual income of €196,626.	€196,626	€179,078	€2,130,000
Unit-ID: 1325 **Bahnhofstr. 44** **78532 Tuttlingen**	The subject property was built in 1990 and comprises a 3-storey building with internal parking facilities. The building structure is brickwork with plastered walls and a pitched roof. The subject property is currently let to Deutsche Bank with a vacancy rate of 13%. The property and its technical facilites appeared to be in a good condition. The property is provided with electricity, water and sewerage connections. There is a gas fired central heating system. The building can be subdivided and let on floor by floor basis, assuming that the ground floor occupier uses the toilet facilities in the basement.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy and currently produces a gross annual income of €135,209.	€135,209	€107,465	€1,510,000
Unit-ID: 1326 **Münsterplatz 33** **89073 Ulm**	The property, which was constructed in 1993, is a 5-storey building with two underground floors which are mainly used for storage space.The building structure is reinforced concrete and the roof is pitched. The property and its technical facilities are in good condition. The property is currently let to five tenants with 3% of the lettable area vacant. The property is provided with electricity, water and sewerage connections. The property is served by gas fired central heating system. As it is the buidling can be subdivided and let on floor by floor basis.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy and currently produces a gross annual income of €524,572.	€524,572	€515,571	€7,790,000
Unit-ID: 1403 **Hauptstr. 6** **59755 Arnsberg**	The property, which was constructed in 1989, is a 4-storey building with two underground floors partly used as parking area. The building structure is reinforced concrete with curtain walls with natural stone cladding. The roof is pitched. The property and its technical facilities are in good condition. The building is not equipped with a sprinkler system. The underground parking area can be accessed from the back side of the building, the bank from Hauptstrasse and the other tenant is accessible from a side entrance. The property is currently let to two tenants. 18% of the lettable area is vacant. The property is provided with electricity, water and sewerage connections and is fitted with a ventilation system. The property has a central heating fired by gas, warm water is produced by flow heaters. As it is the buidling can be subdivided and let on floor by floor basis, assumed that the tenant of the ground floor will use the toilet facilities in the basement. The vacant areas have to be slightly refurbished before letting.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy and currently produces a gross annual income of €160,980.	€160,980	€185,773	€2,410,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 1406 **Hindenburgstr. 21-25 51643 Gummersbach**	The property is a 5 storey building with underground parking facilities and was constructed in 1983. The building has a stone clad facade with flat roof, the condition being commensurate with the building's age. The building is heated by gas central heating. The property is provided with electricity, water and sewerage connections. It has two stairways and three elevators. The bank hall is situated on the ground floor, floors one to four have office accommodation and two basement storeys accommodate storage space as well as 31 car parking spaces. The property is let to two tenants, including Deutsche Bank. As at the date of inspection office space on floor 2 was completely vacant. In total 27% of the net lettable space are currently vacant.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy and currently produces a gross annual income of €262,305.	€262,305	€309,553	€3,640,000
Unit-ID: 1407 **Am Widey 58095 Hagen**	The multi-storey car park was built in 1965 and comprises 15 internal parking spaces. The car park is let to various tenants/owner occupiers of surrounding residential buildings. Upon inspection the subject property was only restricted accessible, but appeared in a good state of repair.	Partial ownership. The property is currently fully vacant.	€0	€8,100	€60,000
Unit-ID: 1408 **Bahnhofstr. 1-3 58095 Hagen**	The subject property, which was built in 1993, is a 7-storey building with internal parking facilities. The building structure is reinforced concrete with a flat roof. The bank is accessible at the corner of Bahnhofstrasse and Neumarktstrasse. The retail unit has a seperate entrance at Neumarktstrasse. The subject property is currently let to five tenants with a vacancy rate of 8.5%. The property and its technical facilites appeared in an good condition. The property is provided with electricity, water and sewerage connections. There is a gas fired central heating system. The bank accommodation is fitted with an air conditioning system. The building is capable of subdivision and letting on a floor by floor basis.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy and currently produces a gross annual income of €565,715.	€565,715	€459,016	€5,470,000
Unit-ID: 1413 **Blumenstraße 33-37 42853 Remscheid**	The subject property, which was built in 1975/1985, comprises a 4-storey building with external parking facilities. The bank accommodation has been refurbished in 2004. The building structure is reinforced concrete with a flat roof. The subject property is currently let to three tenants with a current vacancy rate of 30%. The property and its technical facilites appeared to be in a good condition. The property is provided with electricity, water and sewerage connections. There is a gas fired central heating system. The bank accommodation is fitted with an air conditioning system. The building is capable of subdivision and letting on a floor by floor basis.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy and currently produces a gross annual income of €281,296.	€281,296	€252,020	€2,810,000
Unit-ID: 1414 **Konrad-Adenauer-Str. 2 42651 Solingen**	The property, which was constructed in 1986, comprises a 6-storey building with two underground floors mainly used for storage and car parking spaces. The building structure is reinforced concrete and the roof is pitched. The property and its technical facilities are in good condition. The property is currently let to four tenants with 40% of the lettable area currently vacant. The property is provided with electricity, water and sewerage connections. The property has a gas fired central heating system. The building is capable of subdivision and letting on a floor by floor basis.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy and currently produces a gross annual income of €253,590.	€253,590	€311,232	€3,830,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 1418 **Friedrich-Engels-Allee 426 42283 Wuppertal**	The property is a 2 storey building constructed in 1952 and refurbished in 1990, with a reinforced concrete construction, brick walls and a flat roof. The building has central heating (district heating). The property is provided with electricity, water and sewerage connections. On the ground floor the building accommodates service counter area with ancillary office space. There are vacant office premises on the upper floor, accessible via a separate entrance and stairway, as well as large vacant storage facilities on basement level. There is no elevator. A division of vacant space is not feasible due to the building's layout. The property has 3 parking garage spaces and 31 external parking spaces. The building is in satisfactory condition and meets average standards. The bank has some conversion potential to retail use. However, due to the property's unfavourable retail location and the small shop windows achievable retail rents are comparatively low. The building is currently let under the terms of one lease contract agreement (Deutsche Bank). In total 38% of the net lettable space is currently vacant.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy and currently produces a gross annual income of €134,042.	€134,042	€153,743	€1,550,000
Unit-ID: 1419 **Rathausstraße 14 42349 Wuppertal**	The property is situated on a downward sloping plot and accommodates two building parts: The old part, a listed 2 storey building has a brick construction with a pitched roof and was built 1882. The new part is a modern annex with a flat roof, constructed 1980. On the ground floor both parts of the building share office and bank hall accommodation. The property has internal as well as external car parking facilities. The property is provided with electricity, water and sewerage connections. The upper floors are accessible via a separate entrance. The first floor and second floor in the old part of the building accommodate residential accommodation. The second floor also accommodates some storage space. The new part of the building — basement storeys one and two, accommodate further residential accommodation as well as storage space. Those storeys are accessible via an entrance located at the back of the building. The quality of the commercial as well as the residential accommodation is basic. The property is heated by gas central heating. The property is currently let to Deutsche Bank and two residential tenants. 86 m of storage space on the second floor is vacant. Due to the location and quality of this space letting is unlikely. In total 9% of the net lettable space is vacant.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy and currently produces a gross annual income of €73,765.	€73,765	€66,718	€770,000
Unit-ID: 1420 **Friedrich-Ebert-Straße 1-3 42103 Wuppertal**	The property comprises two main building parts with 6 storeys each. They are interlinked via a 2 storey annex accommodation part of the bank hall. The property has a reinforced concrete construction, flat roof and a glass/ metal frame clad facade. The property forms part of a group of three properties distributed around a central courtyard. The property is constructed as a corner building with underground parking facilities. The buildings were constructed in 1962 and refurbished in 1982. They are generally in good condition. The property is provided with electricity, water and sewerage connections. The property has eight elevators and three stairways. Floors 2, 3 and 5 are partly vacant. There is some potential to subdivide office space into 2 letting units per floor. The ground floor has some conversion potential to a large retail unit, however, due to the property's secondary retail location, achievable retail rents would be comparatively low. The property has central heating (district heating) and air conditioning. The main entrance to the bank faces Friedrich-Ebert-Strasse. Further entrances are from Laurentiusstrasse and Kasinostrasse. The property is let to 3 tenants. In total 12% of the net lettable space are currently vacant.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy and currently produces a gross annual income of €1,007,269.	€1,007,269	€891,695	€9,790,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 1422 **Kasinostraße 24-26 42103 Wuppertal**	The property comprises a 5 storey building constructed in 1957 and refurbished in 1999. The building has a reinforced concrete construction, flat roof and a glass/ metal frame clad facade. It has central heating (district heating) and no ventilation system. The property is provided with electricity, water and sewerage connections. The building forms part of a group of three properties distributed around a central courtyard. The property lies adjacent to the buildings Friedrich-Ebert-Strasse 1-3 and shares underground parking facilities with the above buildings and the property Laurentiusstrasse 23a-25. The building has one stairway and two elevators. The underground parking spaces can only be accessed from Laurentiusstrasse. The property is generally in good condition. It is let to three tenants (incl. Deutsche Bank). Floors 2 to 4 are vacant. In total 77% of the net lettable space are currently vacant.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy and currently produces a gross annual income of €55.570.	€55.570	€179.980	€1,400,000
Unit-ID: 1423 **Laurentiusstraße 23 a-25 42103 Wuppertal**	The property comprises a 7 storey office building built in 1987 which forms part of a group of three properties distributed around a central courtyard. The property lies adjacent to the buildings Friedrich-Ebert-Strasse 1-3, also occupied by Deutsche Bank. The property is generally in good condition. It has a reinforced concrete construction, flat roof and a glass/ metal frame clad facade. The building has central heating (district heating) as well as air conditioning. The property is provided with electricity, water and sewerage connections. The building has one stairway and two elevators. Floors 3 to 6 are connected with floors 2 to 5 of the property Friedrich-Ebert-Strasse 1-3. The building shares underground car parking facilities with the buildings Friedrich-Ebert-Strasse 1-3 and Kasinostrasse 24-26. Access to the parking facilities as well as to the office floors is from Laurentiusstrasse.The building is let to four tenants. In total 51% of the net lettable space are currently vacant.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy and currently produces a gross annual income of €83.809.	€83,809	€189,827	€1,610,000
Unit-ID: 1424 **Laurentiusstraße 31-33 42103 Wuppertal**	The property comprises a plot of 494 square metres with 18 external parking spaces and is separate from the three properties Friedrich-Ebert-Strasse 1-3, Laurentiusstrasse 23-25 and Kasinostrasse 24-26. The property is covered with asphalt and is bordered by buildings on three sides. It is fenced and can only be accessed through a gate. The car parking spaces are currently let to three tenants (incl. Deutsche Bank).	Equivalent freehold ownership. The property is currently let to two tenants and currently produces a gross annual income of €2.365.	€2,365	€2,365	€30,000
Unit-ID: 1506 **Spremberger Str. 18 3046 Cottbus**	The property, which was constructed in 1870 (refurbished in 1997), comprises a 4-storey building with one underground floor which is mainly used for storage space. The building structure is brickwork with natural stone cladding in the ground floor.The roof is pitched. The property condition seems to be communscrate with its age. The property is currently let to one tenant (DB) with 38% of the lettable area currently vacant. The property is provided with electricity, water and sewerage connections and is connected to the district steam heating network. The building is capable of subdivision and letting on a floor by floor basis.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy and currently produces a gross annual income of €62,27.	€62,279	€105,432	€1,000,000
Unit-ID: 1511 **Markt 21 18273 Güstrow**	The property, which was constructed in 1890 (refurbished in 1998) comprises a 4-storey building with one underground floor which is mainly used for storage space. The property is in a condition commensurate with its age. The property is currently let to six tenants (DB, residential and office tenants) with 36% of the lettable area currently vacant. The property is provided with electricity, water and sewerage connections and is fitted with a gas fired central heating system. The building may be subdivided and let on a floor by floor basis.	Equivalent freehold ownership. The property is currently let to six tenants with some vacancy and currently produces a gross annual income of €76,458.	€76,458	€107,883	€1,050,000
Unit-ID: 1513 **Domplatz 11/Westendorf 37 a 38820 Halberstadt**	The subject property was built in 1902 and refurbished in 1996. The property is partly used as office accommodation although the former banking area remains vacant and is not easily converted into an alternative use.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy and currently produces a gross annual income of €41,919.	€41,919	€81,330	€500,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual *Market* Rental Income:	Net Market Value:
Unit-ID: 1531 **Am Markt 16/17 – Mecklenb.3** **23966 Wismar**	The property was constructed in 1914 and refurbished in 1993. It is a 4-storey building with one underground floor which is mainly used for storage space. The building is listed as a historic monument. The property condition is commensurate with its age. The property is currently let to three tenants with some vacant accommodation. The property is provided with electricity, water and sewerage connections and is fitted with gas fired central heating. The building is capable of subdivision and letting on a floor by floor basis.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy and currently produces a gross annual income of €49,822.	€49,822	€78,472	€870,000
Unit-ID: 1807 **Falkeplatz 2** **9112 Chemnitz**	The property seems to be in a relatively good condition due to its refurbishment in the last 15 years and comprises four upper floors, ground floor and basement. Originally constructed around 1926 the subject property is listed as a historic monument. The property is partly let with approx. 27% of the lettable space is currently vacant. Some space on the fourth floor is currently in a shell condition and should be fully fitted prior to letting. Technical building systems are in a relatively good condition and include a connection to the district steam heating network . The property benefits from adequate car parking provision.	Equivalent freehold ownership. The property is currently let to 10 tenants (including parking places) with some vacancy and currently produces a gross annual income of €399,020.	€399,020	€499,498	€4,780,000
Unit-ID: 1810 **Großer Brühl 2** **7607 Eisenberg**	Originally constructed in 1883 the property was last refurbished in 1994. The property is arranged over basement, ground and two upper floors. As a result of the single entrance *leading to a single staircase and no elevator*, the ease of letting is compromised to all but a single tenant. A gas fired central heating system was installed at the time of the last refurbishment. Deutsche Bank is the only tenant of the subject property with the lease contract expiring in December 2007. The basement area is affected by penetrative damp in the basement area.	Equivalent freehold ownership. The property is currently let to a single tenant and currently produces a gross annual income of €43,558.	€43,558	€29,757	€320,000
Unit-ID: 1811 **Bahnhofstraße 101** **99084 Erfurt**	The property is a 5 storey building constructed in 1922 and refurbished in 1997. It comprises ground floor bank hall, office and storage use on the upper floors and ancillary external parking space. The building has a reinforced concrete structure with natural stone cladding and is generally in satisfactory condition. The building has central heating (district heating) and an air conditioned ground floor bank. The property is provided with electricity, water and sewerage connections. Access to the parking facilities is from Juri-Gagarin-Ring, as is to the office floors via a three side entrances and stairways. A further entrance to the bank and the office space is via Bahnhofstrasse. The building only has one elevator. Deutsche Bank is the only tenant in the building. Floors 2 and 3 are vacant. The third floor, due to its unfavourable layout, can only be let as storage space. Due to the poor accessibility through the specific location of stairways a subdivision of the office space into smaller letting units is difficult and would significant investment. In total 36% of the net lettable space are currently vacant.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy and currently produces a gross annual income of €320,299.	€320,299	€418,630	€4,240,000
Unit-ID: 1813 **Humboldtstr. 26** **7545 Gera**	The property was refurbished in 1997 and is arranged over basement, ground and two upper floors. Originally constructed around 1900 many old elements have been succesfully retained. The property is listed as a historic monument. The property is fully let as a bank and is served by a single elevator which can be accessed from the side entrance reaching all floors. *The technical systems are in a very good visual* condition and include connection to the district steam heating network and a ventilation system. The property is capable of being let on a floor by floor basis. There are external parking facilities beside and behind the subject property which are controlled by an electric barrier.	Equivalent freehold ownership. The property is currently let to two tenants and currently produces a gross annual income of €144,338.	€144,338	€132,270	€1,720,000

Entity ID: *Property Address:*	Brief Description: Age: *Floor Areas:*	Tenure: *Tenancies:*	Gross Annual *Income:*	Gross Annual Market Rental *Income:*	Net Market *Value:*
Unit-ID: 1815 **Berliner Str. 62/Friedrichsstr 02826 Görlitz**	The subject property was built in 1922 and completely refurbished in 1997, comprises a 5-storey building. The building is listed as a historic monument. The subject property is currently fully let to seven tenants. The property and its technical facilites appeared to be in a good condition. The property is provided with electricity, water and sewerage connections. There is a gas fired central heating system. The ground floor is fitted with a ventilation system. The building can be let on floor by floor basis, assuming that the occupier of the ground floor uses the toilet facilities in the basement. The first to third floor can be subdivided into four separate letting units.	Equivalent freehold ownership. The property is currently let to seven tenants with some vacancy and currently produces a gross annual income of €207,454.	€207,454	€260,915	€2,190,000€
Unit-ID: 1819 **Marktplatz 19 6108 Halle / Saale**	The 4-storey, listed property has been built in 1933 and refurbished in 2000 and is situated in an urban refurbishment area. It is a very representative building overlooking the market square. The property is fitted out to a good standard commensurate with market requirements. Approximately 45% of the accommodation is currently vacant. The property is served by an elevator.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy and currently produces a gross annual income of €156,694.	€156,694	€217,128	€2,730,000
Unit-ID: 1823 **Hansering 7 6108 Halle / Saale**	The subject property built in 2000, comprises a 4 storey building with a listed facade and equipped with an elevator serving all levels. The building is in above average condition and is well let although a 152 m apartment is currently vacant. Further tenants comprise two doctors' practices on the 1st and 2nd floor. This property is interconnected with the properties Hansaring 6 and 8 as well as to the underground parking facilities common to these buildings.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy and currently produces a gross annual income of €35,145.	€35,145	€46,829	€560,000
Unit-ID: 1826 **Schloßgasse 20 7743 Jena**	The condition of the subject property is commensurate with its year of renovation in 1995. With 3 stories the building consists of two parts — one has been constructed around 1900, while the second part dates back to the 1960s. The attic floor of the old part is in a poor condition. The mixed use property incorporates office, retail and residential units. About one quarter of the office space is vacant. The subject property has one elevator which can be accessed from all floors, which means that all floors can be let separately. Moreover, an elevator for disabled persons connects the pavement with the bank. Technical systems are commensurate with its age and include a ventilation system. There are external parking facilities beside the subject property which are separated by an electrical barrier.	Equivalent freehold ownership. The property is currently let to eight tenants with some vacancy and currently produces a gross annual income of €143,284.	€143,284	€156,318	€1,900,000
Unit-ID: 1841 **Frauentorstraße 3 99423 Weimar**	The property comprises a 4 storey listed building constructed in 1904 and refurbished in 1992, with ground floor bank and retail space, as well as offices on the first and second floor and three residential units on the third floor. The building has natural stone cladding, pitched roof and is in good condition. It has one main stairway and one elevator. However, this elevator is only accessible via the bank. The building has a separate gas heating unit on each floor and no ventilation system. The property is provided with electricity, water and sewerage connections.	Equivalent freehold ownership. The property is currently let to six tenants with some vacancy and currently produces a gross annual income of €97,830.	€97,830	€133,151	€1,570,000
Unit-ID: 1846 **Hansering 6 6108 Halle / Saale**	The subject property has been built in 2000 and comprises 4 storeys, which is mostly occupied by a Peek & Cloppenburg textile department store. The building appears to be in a good condition and also comprises office and residential accommodation, which are fully occupied at present. The P & C space has been fitted out to a modern standard and is well located on the Leipziger Strasse, the prime retail pitch in the centre Halle. The subject property is effectively fully occupied. As detailed above, this property is interconnected with the properties Hansaring 7 and 8 as well as to the underground parking facilities common to these buildings.	Equivalent freehold ownership. The property is currently let to 27 tenants (including parking places) with some vacancy and currently produces a gross annual income of €850,404.	€850,404	€680,974	€11,370,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Gross Annual Income:	Gross Annual Market Rental Income:	Net Market Value:
Unit-ID: 1847 **Hansering 8** **6108 Halle / Saale**	The subject property was built in 2000 and comprises a 4 storey building behind a listed facade. The property is a good condition, commensurate with the date of construction. The upper floors comprise office accommodation which has been let to multiple tenants. The building is interconnected to the neighbouring buildings Hansaring 6 and 7 as well as to the underground car parking facilities common to all properties.	Equivalent freehold ownership. The property is currently let to eleven tenants and currently produces a gross annual income of €69,205.	€69,205	€94,009	€1,160,000
Unit-ID: 4008 **Müllerstraße 55 A** **13349 Berlin-Wedding**	The subject property was built in 1965 comprises a mixed use building of plastered brickwork constructed beneath a flat roof. The retail accommodation on the ground floor is currently let to Video World. Two office units are situated on the first floor with residential accommodation on the remaining upper floors. The residential units are fitted out to a modest standard. The property also comprises 9 garages, 10 car ports and 2 external parking places. In general terms the exterior and interior of the building are in very poor visual condition.	Equivalent freehold ownership. The property is currently let to 17 tenants with some vacancy and currently produces a gross annual income of €39,884.	€39,884	€102,409	€1,250,000
		Total	**€25,498,466**	**€27,012,105**	**€328,530,000**

Part II: Valuation Report Relating to the Belfry Portfolio

Valuation Report

Effective Dates of Appraisal
Valuation Date: **30 September 2006**

Date of completion of this report: **27 November 2006**

Clients

The Directors
Eurocastle Investment Limited
Regency Court
Glategny Esplanade
St Peter Port
Guernsey, GY1 1WW

Morgan Stanley & Co International Limited
25 Cabot Square
Canary Wharf
London, E14 4QA

Deutsche Bank AG
Winchester House
1 Great Winchester Street
London, EC2N 2DB

Goldman Sachs International
Peterborough Court
133 Fleet Street
London, EC4A 2BB

Lehman Brothers International (Europe)
25 Bank Street
London, E14 5LE

Fortress Investment Group LLC
1345 Avenue of the Americas
47th Floor
New York, NY 10105

Prepared by:

DTZ Debenham Tie Leung Limited
Chartered Surveyors

DTZ Debenham Tie Leung Limited is a limited liability company incorporated under the laws of England and Wales on 22 April 1996 with company number 2757768. Its registered office is at One Curzon Street, London W1A 5PZ and its telephone number is +44 207 408 1161. DTZ Debenham Tie Leung Limited is registered with the Royal Institute of Chartered Surveyors.

Dear Sirs

1 Introduction

In accordance with instructions received from Eurocastle Investment Group Limited ("the Company"), we, DTZ Debenham Tie Leung, Chartered Surveyors, have considered the properties referred to in the attached schedule (the "Schedule"), in order to advise you of our opinion of the Market Value as at 30 September 2006, of the freehold interests (as appropriate) in each of the properties (the "Properties"). This report is dated 27 November 2006.

2 Inspections

The Properties were inspected during August 2006 by Members of the DTZ European Valuation Team.

3 Compliance with Appraisal and Valuation Standards

We confirm that the valuations have been made in accordance with the appropriate sections of both the current Practice Statements ("PS"), and United Kingdom Practice Statements ("UKPS") contained within the RICS Appraisal and Valuation Standards, 5th Edition (the "Red Book").

4 Status of valuer and conflicts of interest

We confirm that we have undertaken the valuations acting as External Valuers as defined in the Red Book, qualified for the purpose of the valuation.

As you are aware, we valued four of the Properties in the past on behalf of the Company for acquisition purposes.

In accordance with RICS guidelines, we must disclose that we do have historic and ongoing involvement with Fortress Investment Group (UK) Ltd, which you are aware of. However, these instructions are in relation to our normal course and field of business and we do not consider that they have any impact on this instruction.

5 Purpose of the valuation report

We understand that this valuation report and Schedule (the "Valuation Report") are required firstly, in connection with the acquisition of the Properties by the Company and secondly, for inclusion in a prospectus concerning an offer of new ordinary shares in the Company (the "Purpose of this Valuation Report").

We also understand that this Valuation Report will be relied upon by the sellers of the Properties, for the purposes of the sale.

6 Disclosures required under the provisions of UKPS 5.4

6.1 Previous valuations of the Properties for the Purpose of the Valuation Report

The Properties have been valued previously by DTZ Debenham Tie Leung for acquisition purposes and for the same purpose as the Purpose of this Valuation Report.

6.2 Fee income from Eurocastle Investment Limited

DTZ Debenham Tie Leung is a wholly owned subsidiary of DTZ Holdings plc (the "Group"). In the Group's financial year to 30 April 2006, the proportion of total fees payable by Eurocastle Investment Ltd to the total fee income of the Group was less than 5%. It is not anticipated that the total fees payable by Eurocastle Investment Ltd will exceed 5% for the year to April 2006.

7 Basis of valuation and net annual rent

7.1 Market Value

The value of each of the Properties has been assessed in accordance with the relevant parts of the current RICS Appraisal and Valuation Standards. In particular, we have assessed Market Value in accordance with PS 3.2. Under these provisions, the term "Market Value" means "The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

In undertaking our valuations on the basis of Market Value we have applied the interpretive commentary which has been settled by the International Valuation Standards Committee and which is included in PS 3.2. The RICS considers that the application of the Market Value definition provides the same result as Open Market Value, a basis of value supported by previous editions of the Red Book.

7.2 Net annual rent

The net annual rent for each of the Properties is referred to in the Schedule. Net annual rent is defined in the Listing Rules as "the current income or income estimated by the valuer:

(i) ignoring any special receipts or deductions arising from the property;

(ii) excluding Value Added Tax and before taxation (including tax on profits and any allowances for interest on capital or loans); and

(iii) after making deductions for superior rents (but not for amortisation), and any disbursements including, if appropriate, expenses of managing the property and allowances to maintain it in a condition to command its rent".

The Schedule also includes the estimated net annual rent of each of the Properties. The estimated net annual rent is based on the current rental value of each of the Properties. The rental value reflects the terms of the leases where the Properties, or parts thereof, are let at the date of valuation. Where the Properties, or parts thereof, are vacant at the date of valuation, the rental value reflects the rent we consider would be obtainable on an open market letting as at the date of valuation.

7.3 Taxation and costs

We have not made any adjustments to reflect any liability to taxation that may arise on disposal, nor for any costs associated with disposals incurred by the owner. No allowance has been made to reflect any liability to repay any government or other grants, taxation allowance funding that may arise on disposals.

We have made deductions to reflect purchasers' acquisition costs.

8 Assumptions and sources of information

An Assumption is stated in the Glossary to the Red Book to be a "supposition taken to be true" ("Assumption"). Assumptions are facts, conditions or situations affecting the subject of, or approach to, a valuation that, by agreement, need not be verified by a valuer as part of the valuation process. In undertaking our valuations, we have made a number of Assumptions and have relied on certain sources of information. Where appropriate, the Company's advisers have confirmed that our Assumptions are correct so far as they are aware. In the event that any of these Assumptions prove to be incorrect then our valuations should be reviewed. The Assumptions we have made for the purposes of our valuations are referred to below:

8.1 Title

We have not had access to the title deeds of the Properties, we have made an Assumption that the Properties have good and marketable freehold or leasehold title in each case and that the Properties are free from rights of way or easements, restrictive covenants, disputes or onerous or unusual outgoings. We have also assumed that the Properties are free from mortgages, charges or other encumbrances.

8.2 Condition of structure and services, deleterious materials, plant and machinery and goodwill

Due regard has been paid to the apparent state of repair and condition of each of the Properties, but we have not undertaken condition surveys, nor have we inspected woodwork or other parts of the structure which are covered, unexposed or inaccessible. We have made an Assumption that the Properties are free from any rot, infestation, adverse toxic chemical treatments, and structural or design defects.

We have not arranged for investigations to be made to determine whether high alumina cement concrete, calcium chloride additive or any other deleterious materials have been used in the construction or any alterations of any of the Properties. For the purposes of these valuations, unless otherwise informed by the Company's advisers, we have made an Assumption that any such investigation would not reveal the presence of such materials in any adverse condition.

No mining, geological or other investigations have been undertaken to certify that the sites of the Properties are free from any defect as to foundations. We have made an Assumption that the load bearing qualities of the sites of the Properties are sufficient to support the buildings constructed thereon. We have also made an Assumption that there are no abnormal ground conditions, nor archaeological remains present, which might adversely affect the present or future occupation, development or value of any of the Properties.

No tests have been carried out as to electrical, electronic, heating, plant and machinery, equipment or any other services nor have the drains been tested. We have made an Assumption that all services to the Properties are functioning satisfactorily.

No allowance has been made in these valuations for any items of plant or machinery not forming part of the service installations of the Properties. We have specifically excluded all items of plant, machinery and equipment installed wholly or primarily in connection with the occupants' businesses. We have also excluded furniture and furnishings, fixtures, fittings, vehicles, stock and loose tools. Further, no account has been taken in our valuations of any goodwill that may arise from the present occupation of any of the Properties.

It is a condition of DTZ Debenham Tie Leung Limited or any related company, or any qualified employee, providing advice and opinions as to value, that the client and/or third parties (whether notified to us or not) accept that the Valuation Report in no way relates to, or gives warranties as to, the condition of the structure, foundations, soil and services.

8.3 Environmental matters

We have made enquiries in order, so far as reasonably possible, to establish the potential existence of contamination arising out of previous or present uses of the site and any adjoining sites.

Our enquiries, inspections and the Environmental Reports have provided no evidence that there is a significant risk of contamination in respect of any of the Properties. Accordingly, you have instructed us to make an Assumption that no contamination or other adverse environmental matters exist in

relation to the Properties sufficient to affect value. Other than as referred to above, we have not made any investigations into past or present uses, either of the Properties or any neighbouring land to establish whether there is any contamination or potential for contamination to the subject Properties. Commensurate with our Assumptions set out above we have made no allowance in these valuations for any effect in respect of actual or potential contamination of land or buildings. A purchaser in the market might, in practice, undertake further investigations than those undertaken. If it is subsequently established that contamination exists at any of the Properties or on any neighbouring land or that any of the premises have been, or are being, put to any contaminative use then this might reduce the values now reported.

Commensurate with our assumptions set out above we have not made any allowance in the valuation for any effect in respect of actual or potential contamination of land or buildings.

8.4 Areas

We have physically inspected the Properties but floor areas have been provided by the borrower (Belfry GmbH & Co KG) and their agents. We have made an Assumption that these areas have been measured and calculated in accordance with the local market practice.

8.5 Statutory requirements and planning

We have made verbal enquiries of the local authority and have been advised that there is planning permission for the Properties current use and that the Properties are not subject to any enforcement action.

We have made enquiries with a view to identifying any highway or development proposals, which are likely to affect the value of the Properties. In this regard we have been advised that there are none.

8.6 Leasing

We have read all the leases and related documents provided to us. We have made an Assumption that copies of all relevant documents have been sent to us and that they are complete and up to date.

We have not undertaken investigations into the financial strength of the tenants. Unless we have become aware by general knowledge, or we have been specifically advised to the contrary, we have made an Assumption that the tenants are financially in a position to meet its/their obligations. Unless otherwise advised, we have also made an Assumption that there are no material arrears of rent or service charges or breaches of covenants, current or anticipated tenant disputes.

However, our valuation reflects the type of tenants actually in occupation or responsible for meeting lease commitments, or likely to be in occupation, and the market's general perception of their creditworthiness.

We have also made an Assumption that wherever rent reviews or lease renewals are pending or impending, with anticipated reversionary increases, all notices have been served validly within the appropriate time limits.

8.7 Legal issues

Legal issues, and in particular the interpretation of matters relating to title and leases, may have a significant bearing on the value of an interest in property. Where we have expressed an opinion upon legal issues affecting the valuation, then such opinion should be subject to verification by the client with a suitable qualified lawyer. In these circumstances, we accept no responsibility or liability for the true interpretation of the legal position of the client or other parties in respect of the valuation of the property.

8.8 Information

We have made an Assumption that the information the Company and its professional advisers have supplied to us in respect of the Properties is both full and correct.

It follows that we have made an Assumption that details of all matters likely to affect value within their collective knowledge such as prospective lettings, rent reviews, outstanding requirements under legislation and planning decisions have been made available to us and that the information is up to date.

9 Valuation

We are of the opinion that the aggregate of the Market Values as at the effective date of this report, 30 September 2006, of the freehold interests in the Properties described in the Schedule, subject to the Assumptions and comments in this Valuation Report was as follows:-

Freehold	**€71,010,000 (Seventy-One Million and Ten Thousand Euros)**
TOTAL	€71,010,000 (Seventy-One Million and Ten Thousand Euros)

Yours faithfully

PAUL WOLFENDEN *FRICS*
DIRECTOR

For and on behalf of
DTZ Debenham Tie Leung Limited

THE SCHEDULE

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 30/09/2006	Estimated Market Rent 30/09/2006	Market Value 30/09/2006
BAHNHOFSTRASSE 95659 ARZBERG GERMANY	Arzberg is located in the east of Germany, approximately 30 km south of Hof. The Property was constructed in 2004 and comprises of a single rectangular building of steel portal frame construction with cavity brick work and large single glazed windows under a pitched tailed roof with corrugated iron front gables. There are approximately 60 car parking spaces located on the site. There are two access roads to the property, as well as, a bus *stop located to the front of the site adjacent to one of* the access roads. Internally, the units have the standard "discounter" fit-out, in line with the Plus brand. This includes tiled floors, plastered and painted walls, surface-mounted fluorescent lighting and ceiling panels. There are heating/cooling units and smoke alarms throughout the store. A bakery and snack bar are situated at the entrance and have similarly basic decoration.	We understand that there are two tenants occupying the Property. The anchor tenant is Plus, who occupies 931 sqm with a passing rent of €109,800 pa (€9.83 per sqm pcm). They have a 15 year lease (starting in 2004) with five three- year renewal options. There is also a bakery occupying 44.75 sqm *with a rent of €12,000 pa (22.22 per sqm* pcm) on a 10 year lease starting in 2004. The lease contains two five-year options to renewal.	€121,800	€120,000	€1,590,000
TRIPTISER STRASSE 12A 07955 AUMA GERMANY	Auma is a small village with a population of approximately 3,500, close to the town of Zeulenroda It is a located some 25km south west of Gera. The Property comprises a free standing building constructed in 2002, which is subdivided into an interlinked supermarket and a beverage store. The building is of steel frame construction and cavity brick wall, with artificial marble tiled external columns and large glass windows. There is a pitched roof to the property, which is part corrugated *metal, part tiled. Rewe currently occupy the main retail part to* the property. In addition to this, they also operate a beverage shop, hot food kiosk and a sweet shop all located to the entrance of the supermarket. There is a single access road to the Property, which provides for good vehicular access to approximately 50 car parking spaces.	We understand that there is one tenant, REWE, occupying the property, who has taken out two separate leases. The lettable area is 1606.27 sqm for both leases and the total passing rent is €193,944 pa (€10.06 per sqm pcm). Rewe have one 18 year lease and one 20 year lease both expiring in 2012 with two five year options to renew.	€187,161.15	€140,000	€2,330,000
POWER CENTER TEVESSTRASSE 2C 78176 BLUMBERG GERMANY	The town of Blumberg lies approximately 75 km east of Freiburg in the Schwarzwald region of Baden Wurttenburg and has a population of 10,800 The Property was constructed in 1999 and comprises four retail warehouses, two of which are occupied singly occupied and the remaining properties have been subdivided to house multiple tenants. The units are all of a similar appearance and are of modern steel portal frame construction with corrugated metal clad elevations and roofs. Fenestration to the units includes large uPVC double glazed units to the facades. Internally the units comprise a broadly *similar specification to include tiled flooring, a combination of* suspended strip and integrated spot fluorescent lighting, air conditioning cassette units and suspended ceilings in part. Each of the units are fitted out to the occupiers corporate brand to include signage, banners and display racking. There is additionally a large car park surrounding the estate with a capacity for approximately 250 cars. The larger units occupied by Rewe (Penny Markt), Fristo and Schlecker include loading bays to the rear elevations with individual automatic roller shutter doors.	We understand that there are seven occupiers at the Property, holding leases of between four and fifteen years, with the majority of tenancies having the options to renew for periods of at least five years. Occupiers at the Property included Rewe (Penny Markt), Fristo, Schlecker, Sport 2000 Weber and Autoteile Kurz. Rewe (Penny Markt), the anchor tenant, occupy 850 sqm of accommodation at the Property, equating to *approximately 37% of the overall floor area* of the Property. Rewe hold a lease of a term of 15 years expiring in October 2012, and which includes three five year extensions. Fristo, who occupy 400 sqm (approximately 18% of the overall floor area) have a lease for a term of 12 years, expiring in October 2009 and which includes two five year extensions. The total lettable area is 2,280 sqm.	€215,767.44	€230,000	€2,820,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 30/09/2006	Estimated Market Rent 30/09/2006	Market Value 30/09/2006
132 BORRIESSTRASSE 32257 BUNDE GERMANY	Bunde is a city in the Herford (district), North Rhine-Westphalia (federal state), Germany between Bielefeld (west) and Hannover (east). Bunde has a population of 44,953 and the river Else flows through the town. The Property is situated on the main arterial road on the outskirts of town and is approximately 2 kilometres from the town centre. The Property was constructed in 2004 and is a single storey building of steel frame construction with cavity brickwork, double glazed windows and a pitched tiled roof. The Property is occupied by Plus and Unser Brot Bakery who have a self contained unit within the Plus store that can be either be accessed from inside the store or via its own independent external access. A number of competing supermarket occupiers can be found in the vicinity of the Property including Neukaf. Internally the fit-out of both of the units is similar, including tiled flooring, suspended ceilings, inset fluorescent lighting and ceiling mounted heating systems.The unit includes a storage area to the rear, which is partitioned off from the main retailing area. A loading bay is found to the rear elevation of the unit and is accessed via a single roller shutter door.	There are two tenants currently in occupation of the Property. Plus, the anchor tenant occupies 931 sqm of accommodation on a 12 year lease from July 2004 to July 2016 with six three year renewal options. Schmidt Bakery occupies 45 square metres of accommodation on 12-year leas from August 2004 to July 2016 with three tenant's three-year renewal options.	€128,420.40	€130,000	€1,630,000
NERSINGERSTRASSE 89275 ELCHINGEN GERMANY	Elchingen is a small town located some 13 km east of Ulm in the Baden Wurttenburg region of south western Germany. The Property is located approximately 0.5 km south west of Elchingen town centre and comprises part of a larger out of town retail park. The Property was constructed in 2003 and comprises three adjoining retail warehouses of steel portal frame construction beneath pitched metal clad roofs and corrugated metal clad elevations. The Property is occupied by Plus, Kik and Gobel Getränkemarkt. The site also includes a car wash facility let to SB Waschanlage and solar panels located to the roofs of the retail warehouses, which are let to Solaranlage. A number of competing supermarket occupiers can be found in the vicinity of the Property including Lidl and Real. There is additionally a car wash facility located opposite the subject property occupied by Waschstrasse. The internal fit-out of the three units is similar, including tiled flooring, suspended ceilings in part, inset fluorescent lighting and air conditioning. The units include storage areas, which are partitioned off from the main retailing areas and are located to the rear of the respective units.Loading bays can be found to the rear elevations of the units and is via single roller shutter doors.	There are five tenants occupying the Property. Plus, the anchor tenant occupying 828 sqm of accommodation, under a lease of a term of 12 years commencing November 2003 and expiring November 2015, with six three year renewal options. Getraenke Gobel GmbH occupy 495.30 sqm of space under a lease of a term of 10 years commencing on 1 January 2004 and expiring on the 31 December 2013. There is 2,055 sqm of lettable pace in total.	€247,282.02	€260,000	€3,330,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 30/09/2006	Estimated Market Rent 30/09/2006	Market Value 30/09/2006
RIEDSTRASSE 20 89275 GIENGEN	The property is located in Giengen in the south west of Germany. here is one building on the property, which comprises a DYI store on the ground floor and a sport centre on the upper floor. The façade and part pitched flat, part roof is covered with corrugated steel. The property was constructed in 1991. There is also a car parking area on the site. The DYI store has a main entrance facing the parking. The store covers the ground floor in the main building, as well as an attached greenhouse and some outdoor space at the back of the property. The floor to ceiling height is approximately 4.5 metres except for in the greenhouse. The floors are tiled and the store benefits for air cooling. There is a roller shutter door for delivery as well as a staff entrance at the back of the store. The sport centre is accessed from Riedstrasse and there is a stairwell as well as an elevator going up to the first floor. The sport centre has a large reception area with a café. The premises comprise a gym, changing rooms and a bowling alley with tables and chairs.	There are two tenants occupying the Property. OBI, who holds a 20 year lease from 01/11/1991 with two five year renewal options, is the anchor tenant and occupies 4,615 sqm. Their passing rent is €298,092 pa. Fitness-Studio occupies 3,600 sqm with a passing rent of €90,000 pa. Their 8 year lease expires in December 2008 and they have two four year renewal options.	€359,566.08	€500,000	€4,850,000
LANGE STRASSSE 04668 GRIMMA GERMANY	Grimma is a small historical town, some 25km south east of Leipzig of the 31 junction of the A14 motorway. It has approximately 18,500 inhabitants. The Property comprises a shopping centre formed by four historical buildings facing the high street with additional modern retail units located at the rear, on a large courtyard, which accommodates approximately 80 car parking spaces. The historical buildings consist of one and two story buildings from approximately the beginning of 20th century with historical facades and tiled pitched roofs and which are accessible to pedestrians from both sides. The properties located at the courtyard are single storey units of modern steel frame construction with cavity brick walls and glass cladding under flat roof. We understand that the complex has been reconstruct and developed in 2002 and provide accommodation for 19 tenants with anchor tenant Aldi. The court yard provides for a car park at the rare of the property which accommodates approximately 80 car parking spaces.	We understand that there are 16 tenants occupying the property. The anchor tenant is Aldi, which occupies 791 sqm on a 10 year lease that expires in Dec 2011. The tenant has four five-year renewal options and the passing rent is €70,404 pa (€7.41 per sqm and month), which equates to 27% of the total income from the property. Mac-Geiz occupies 360 sqm with a passing rent of €35,340 pa. The lease expires in 2011 and the tenant has two three-year renewal options. Markgrafen occupies 300 sqm with a passing rent of €30,372 pa. The lease expires in 2012 and the tenant has two five-year renewal options. Other tenants include Solaris, Debeka, Sterneback, Blumen Pohle Schelcker, two dentists, RAe Rosentreter, DVAG Weigel und Wuesnter, Monig and Karich/Reisinger. The lease terms are between 5 and 11 years (commencing in 2002). There is one unit (55 sqm) vacant. The total lettable area is 2,844 sqm and the *total passing rent is €264,324 pa.*	€254,894.28	€240,000	€3,280,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 30/09/2006	Estimated Market Rent 30/09/2006	Market Value 30/09/2006
LICHTENSTEINER STRASSE 08118 HARTENSTEIN GERMANY	Hartenstein is a town in federal state of Saxony in the district of Chemnitz, Hartenstein has a population of approximately 5,200. The Property is situated on the main arterial road on the outskirts of town and is approximately 1 kilometre from the town centre. The Property was constructed in 2003 and is a single storey building of steel frame construction with cavity brickwork, glazed windows and a pitched part tiled part corrugated metal roof. A loading bay is located to the rear of the Property. The property comprises a super store with bakery located at the front of the premises. There is a car park adjacent to the property with approximately 50 car parking spaces. Internally the fit-out was to typical Netto brand specification and included tiled flooring, suspended fluorescent lighting, ceiling mounted sprinkle systems.	We understand that there is one tenant, Netto, occupying the property. The tenant has a 15 year lease expiring October 2018 with three five-year renewal options. The passing rent is €106,445 pa with a lettable area of 1,056 sqm.	€102,207.60	€110,000	€1,340,000
FRANKENSTRASSE 95233 HEIMBRECHTS GERMANY	Helmbrechts is a small town with approximately 10,000 inhabitants close to the 35 Junction of the E51 motorway. Helmbrechts is located some 20 km south west of Hof. The Property is currently under construction with an opening day set at the beginning of September. The property comprises a single storey L shaped building with steal frame construction with cavity brick work under a pitched tiled roof with corrugated front gables.The interior fit out to the store is expected to be in line with the standard Netto fit out of suspended fluorescent lighting, tiled floors, all in line with the operators colours and incorporating company logos.There are approximately 80 car parking spaces surrounding the premises.	We understand that there is one tenant, Netto, occupying the property. The tenant has a 15 year lease expiring in June 2020 with three five-year renewal options. The passing rent is €131,830 pa and the lettable are is 1,121 sqm.	€127,150.68	€140,000	€1,720,000
ENGERSTRASSE 45-47 32051 HERFORD GERMANY	Herford is the capital city of the Herford (district), North Rhine-Westphalia (federal state), Germany between Bielefeld (west) and Hannover (east). Herford is located between the mountain chains of Wiehengebirge and the Teutoburg forest and has a population of 65,344. The Property is situated on the main arterial road on the outskirts of town and is approximately 1.3 kilometres from the town centre. The Property was constructed in 2003 and comprises a complex of two buildings, an L shaped building and a petrol station. The L shaped building is a single storey building of steel frame construction with cavity brickwork, double glazed windows and a pitched tiled roof and comprises a Plus, a Hensel bakery and a Getranchemarket. Internally the fit-out of the units are all similar and include tiled flooring, suspended ceilings, suspended fluorescent lighting and ceiling mounted heating systems The petrol station is a six pump Jet petrol station with covered forecourt and shop unit. The shop has tiled floors and a suspended ceiling with recessed lighting.	There are four tenants occupying the Property. Plus, the anchor tenant occupies 929 sqm of accommodation on a 12 year lease from 1 November 2003 to 30 November 2015 with six three year renewal options. Hensel occupies 55 square metres on a 5 year lease from 1 November 2003 to 31 November 2008 with three three year renewal options. Jet Petrol station occupies 1,730 square metres on a 13 year lease from 1 June 2002 until 30 June 2015 with three six year renewal options. Losch Depot occupy 500 square metres of archive accommodation on a ten year lease from 1 September 2003 until 30 September 2013 with three three year renewal options. There is 3,214 sqmetres of lettable space.	€197,129.40	€220,000	€2,720,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 30/09/2006	Estimated Market Rent 30/09/2006	Market Value 30/09/2006
FURTHER STRASSE 91315 HOCHSTADT AN DER AISCH GERMANY	The property is located in the town of Hochstadt an der Aisch, to the northwest of the city of Nuernberg and within the federal state of Bavaria. Nuernberg is accessible via the E45 motorway which runs to the south and east of the town. The property is of steel frame construction with brick cavity walls and large windows underneath a pitched tiled roof.	We understand that there are two tenants occupying the property. Netto occupies 1,027 sqm with a passing rent of €116,460 pa. They have a 15 year lease (expiring in 2017) with three five year renewal options. Takko occupies 699.52 sqm with a passing rent of €77,226 pa. Their 10 year lease expires in 2012 and they have three five year renewal options.	€186,597.84	€200,000	€2,520,000
AN DER HOHENSAAS 11 A 95030 HOF GERMANY	Hof has a population of approximately 50,000 inhabitants and is located on the banks of the Saale in the north east corner of the German federal state of Bavaria, in the Franconia region, close to the Czech border and the forested Fichtelgebirge upland region.	We understand that there is one tenant occupying the Property. Takko occupies a net lettable area of 928.19 sqm on a fifteen year *lease expiring in February 2018.*	€113,651.31	€130,000	€1,500,000
KASSELER STRASSE 72 34123 KASSEL WALDAU GERMANY	Kassel is located in the centre of Germany, approximately 180 km north of Frankfurt. It has approximately 200,000 inhabitants. The property was completed in early 2005 and is of framed construction with part brick, part steel elevations. The frontage is part glazed. The roof is pitched and tiled. Internally, *the units have the standard "discounter" fit-out, in line with the* Plus brand. This includes tiled floors, plastered and painted walls, surface-mounted fluorescent lighting and ceiling panels. There are heating / cooling units and smoke alarms throughout the store. Storage is provided along the length of the building. The bakery and snack bar have a similarly simple decoration. The building is broadly rectangular shaped, with a Plus supermarket as main tenant and an Ehmer bakery and Imbiss snack bar. One loading bay is located at the far end of the building, at the bottom of a slope. There are approximately 100 marked parking spaces.	There is one major tenant occupying the Property, Plus, who hold a 12 year lease from 06/04//2005 with three six year renewal options. In addition, there is a bakery (5 years, with one three-year extension) and a *snack bar (10 years with one five-year* extension). There is 984 sq metres of lettable space in total.	€138,526.92	€150,000	€1,940,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 30/09/2006	Estimated Market Rent 30/09/2006	Market Value 30/09/2006
PHILLIPP-REIS STRASSE 35321 LAUBACH GERMANY	Laubach is a small town located some 70km north of Frankfurt. The nearest notable town is Giessen, some 20km to the west. The property was constructed in 2004 and comprises two large rectangular buildings. Both are of steel frame construction with brick elevation and large display windows. Occupiers are Minimal in one building (up-market version of a 'discount' superstore belonging to REWE chain, with clothing and small garden/DIY supplies section outside). This building has one loading bay at one end. Internally the fit-out of the Minimal supermarket is of a good quality and does not have the feel of a discounter store. Floors are tiled; walls are plastered and painted and good are displayed attractively. The ceiling has inset spotlights and diffused fluorescent lighting, within ceiling panels and in some sections, there is suspended/pendant lighting used for decorative effect. There are also recessed air handling units and security cameras throughout the store. A KIK discount clothing and K+K Schuhmarkt share the second building. There is a portion of vacant unit net to the Schuhmarkt — it does not appear to be marketed and we assume it is held under the Schuhmarkt lease, but is currently surplus space. Both units have a similar fit-out; basic surface-mounted fluorescent strip lighting and plastered and painted walls. One of the shops has a carpeted floor and the other has tiles. Both have extended display frontages and use the space outside the property to display special offers. There is a loading bay to the end of the Minimal building but no such bay for KI and K+K. A large car park, with marked spaces for some 300 cars separates the two buildings.	There is one major tenant occupying the Property, "Minimal", a brand of the REWE chain. It occupies one of the two rectangular buildings (1,985 sqm) on site and holds a 15 year lease from June 2004 with three five-year extensions. The second building is shared by KIK, a discount clothing company, on a 5-year lease (with three two-year extensions) and a K+K Schuhmarkt on a 5-year lease (with five three-year extensions). There is 2,758 square metres of lettable space in total.	€338,004.24	€350,000	€4,550,000
AHORNALLEE 21A 02708 LOBAU GERMANY	Löbau is a city in the east of Saxony with approximately 16,200 inhabitants. The border with the Czech Republic is approximately 15 km to the south and the border with Poland is approximately 25 km to the east. The Property comprises a L-shaped building constructed in 1999. The building is a single storey building of steel frame construction with cavity brickwork, double glazed windows and a pitched tiled roof and comprises a Netto supermarket. The Property is occupied by Netto with a self contained bakery unit within the Neto store that can be either be accessed from inside the store or via its own independent access. Internally the fit-out of both units is similar and includes tiled flooring, suspended ceilings, inset fluorescent lighting. The unit includes a storage area, which is partitioned off from the main retailing area and located to the rear of the retail unit. A loading bay is found to the rear elevation of the unit and provides elevated access for lorry loading.	We understand that there is one tenant, Netto, occupying the property. The tenant has a 15 year lease expiring in September 2014 with three five-year renewal options. The passing rent is €95,436 pa and the lettable area is 1,037sqm.	€91,370.64	€100,000	€1,250,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 30/09/2006	Estimated Market Rent 30/09/2006	Market Value 30/09/2006
LOHSTRASSE 2 72 97638 MELLRICHSTADT GERMANY	Mellrichstadt is a small rural town, some 100km east of Frankfurt. The nearest significant towns are Coburg and Bad Neustadt. It has 6,300 inhabitants. However, for a small town, it is well supplied with retail facilities. The Property was constructed in 2005 and is of steel frame construction and brick elevations. It is broadly rectangular, with the majority of space occupied by a Lidl supermarket, and a bakery/café occupying an extension at the front, facing onto the car park. There are large display windows to the bakery, and at one end of the Lidl supermarket (facing the road). There is one loading bay to the rear of the building, down a ramp. The car park is large, with marked spaces for some 200 vehicles. Internally, the units have the standard "discounter" fit-out, in line with the Aldi brand. This includes tiled floors, plastered and painted walls, surface-mounted fluorescent lighting and ceiling panels. There are heating/cooling units and smoke alarms throughout the store. Storage is provided along the length of the building. The bakery has a similarly simple decoration.	There is one major tenant occupying the Property, LIDL, who hold a 15 year lease from 1 March 2005 until 28 February 2020. They occupy 1,250 sqm with a passing rent of €153,000 per annum. In addition, there is a "Backhaus Nahrstadt" bakery and café at the front of the building. They occupy a total of 97.22 sqm with a total passing rent of €25,200 per annum.	€172,368.00	€180,000	€2,400,000
GERAUER STRASSE 54 64546 MORFELDEN-WALLDORF GERMANY	Morfleden — Walldorf is a suburb of Frankfurt am Main and is located approximately 20 km to the south of Frankfurt Centre. Morfelden-Walldorf has good road communications, being a short distance to the west of the A5 motorway. At the time of inspection, the property was in the final stages of construction. The property was only inspected externally but appears to be constructed around a concrete frame with a pitched and tiled roof. The block work walls have been painted and plastered externally. The property is arranged as two adjoining units, in an 'L' shape. Parking is provided to the front and side of the building.	We understand that there are two tenants occupying the property. Tegut occupies 1,700 sqm with a passing rent of €244,800 pa. They have a 15 year lease (expiring in June 2020) with two five year renewal options. REWE (Penny) occupies 1,150 sqm with a passing rent of €168,360 pa. Their 15 year lease expires in June 2020 and they have three five year renewal options.	€408,152.88	€420,000	€5,750,000
HERSFELDER STRASSE 36272 NIEDERAULA GERMANY	Niederaula is s small residential area close to the town of Bad Hersfeld (population 30,600). It is a located some 150km north of Frankfurt. The property comprises one large, broadly T-shaped building. This building is divided into four units. The anchor tenant is Lidl and there is also a "Logo" drinks unit and *a second unit occupied by a baker/butcher and Tchibo* franchise. A third smaller unit (300 sqm) is currently a vacant shell and is to let. The property is fairly large and there is no obvious competition. It was constructed in 2004 and is of steel-frame construction. There are 2 loading bays to the rear of the site (one for Lidl and one for the Logo beverage company), as well as plenty of circulation space for deliveries. There is parking at the front of the site for approximately 200 cars. *Internally, each property is of basic specification*, with a steel frame construction, tiled floors, plastered and painted walls and suspended strip lighting, plastered and painted walls, and a tiled rood. The customer frontage of the property nearly completely glazed while the rear is all solid wall elevation.	We understand that there are four tenants occupying the property. The anchor tenant is LIDL with 1,031.53 sqm and a passing rent of €118,956 per annum. It is held on a 12 year lease from April 2003, with six *three-year extensions*. The Bevarage store occupies 376.12 sqm with a passing rent of €34,032 per annum on a 10 year lease, expiring in 2013 and three three year extensions. The Bakery and Butcher's Shop occupies 275.96 sqm on a 5 year lease, expiring in 2008 with three three year extensions with a passing rent of €34,800 per annum. Wener Projekt occupies 320 sqm of space on a 5 year lease expiring in 2010. There is 1,895 square metres of lettable space in total.	€201,015.12	€210,000	€2,760,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 30/09/2006	Estimated Market Rent 30/09/2006	Market Value 30/09/2006
HOFERSTRASSE 88 95145 OBERKOTZAU GERMANY	The Property is situated in Oberkotzau a small town with approximately 5,500 inhabitants, located approximately 7 kilometers south east of Hof in north Eastern part of Bavaria. We understand that the Property was constructed in 2004 and comprises a single story unit of steel frame construction with cavity brickwork, glazed windows and pitched part tiled part corrugated metal roof. The property is currently occupied by Plus supermarket with a bakery at the entrance. Internally the fit-out of the units are both similar, including tiled flooring, suspended ceilings, inset fluorescent lighting and ceiling mounted heating systems. The unit includes a storage area, which is partitioned from the main retailing area and located to the rear of the retail unit. A loading bay is found to the rear elevation of the unit. The property provides approximately one hundred car parking spaces.	We understand that there are two tenants occupying the property. Plus is the tenant with 931 sqm and a passing rent of €102,636 per annum. They have a 15 year lease expiring in October 2019 with five three year renewal options. There is 981 square metres of lettable space.	€109,358.64	€110,000	€1,510,000
VON HEYDEN STRASSE 2 93105 REGENSBURG-TEGERNHEIM	The property is located in Tegernheim, 6 km from Regensburg, in the south east of Germany. Tegernheim has some 4,350 inhabitants. The property comprises a single storey building with pitched roof and a plastered rendered façade. Most tenants have tiled floors, except for the Textil discount tenant, which has carpet. The ceilings are suspended with strip lighting. The tenants have cooling. The building was constructed in 2002 and appears to be in good condition. The Netto supermarket, Sukoli (textil discount), Schlecker and Gruber are accessed from the parking whereas the Galata ice cream shop and Galata cosmetics are accessed directly from Riedstrasse. The Netto supermarket has a loading bay at the far end of the parking lot. There are some 100 parking spaces on the property.	There are six tenants occupying the Property. Netto, who holds a 15 year lease from 01/10/2002 with three five year renewal options, is the anchor tenant and occupies 1,117 sqm. Other tenants include Schlecker and Lucciano Sokoli. In total there is 1,771 sqmetres of lettable space.	€183,186.96	€200,000	€2,530,000
116-118 LANGE FELD LETTER STRASSE 30926 SEELZE GERMANY	Seelze is a town in the North Rhine-Westphalia (federal state), Germany approximately 54 kilometres west of Hannover. Seelze has a population of 11,504. The Property is situated on the main arterial road on the outskirts of town and is approximately 3 kilometres from the town centre. The Property was constructed in 2004 and is a single storey building of steel frame construction with cavity brickwork, double glazed windows and a pitched tiled roof. The Property is occupied by Plus and a Bakery who have a self contained unit within the Plus store that can be either be accessed from inside the store or via its own independent external access. Internally the fit-out of the units are both similar and include tiled flooring, suspended ceilings, inset fluorescent lighting and ceiling mounted heating systems. The unit includes a storage area, which is partitioned from the main retailing area and located to the rear of the retail unit. A loading bay is found to the rear elevation of the unit and is via a single roller shutter door.	There is currently one tenant occupying the Property. Plus occupies 931 sqm of accommodation on a 12 year lease from April 2004 to April 2016 with six three year renewal options. 35 sqm of the Property is currently vacant.	€118,278.00	€140,000	€1,630,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 30/09/2006	Estimated Market Rent 30/09/2006	Market Value 30/09/2006
SCHLETTENAUR STRASSE 09465 SEHMA GERMANY	Shema is a village in the federal state of Saxony, approximately five kilometes south from the Czech border. Shema has a population of 2,000. The Property is situated on the main arterial road close to the centre of the village. We understand that the Property was completed in 2001and comprises two retail units of concrete frame construction beneath a pitched tiled roof with glazed windows. There is a limited parking with approximately 20 car parking spaces. The Property is occupied by Netto and Schlecker who have a self contained unit adjacent to the Netto store that can be either be accessed from via its own independent external access.	We understand that there are two tenants occupying the property. Netto, which occupies 1,004 sqm, is the anchor tenant on a 15 year lease (expiring in July 2016) with three five year renewal options. The passing rent is €98,561 per annum. Schlecker occupies 200 sqm on a 10 year lease (expiring in October 2011) with four five year renewal options. The passing rent is €15,339 per annum.	€109,141.08	€110,000	€1,480,000
KRONACHERSTR. 96342 STOCKHEIM GERMANY	Stockheim is a small rural town, which is located approximately 30km north east of Bambery and 10km east of Cobury. The town is linked by road to Bambury via the B5 and the 173, and also by rail. The property comprises two adjoining retail units constructed in 2001 around a concrete frame, with painted and plastered block work walls and a pitched tiled roof. The frontages to both shops are glazed. There is limited servicing to the rear of each unit and parking is provided for approximately 50 vehicles at the front of the site. Internally, each unit has concrete floors (with tiled or carpeted coverings), painted and plastered walls and suspended ceilings with inset strip lights.	There are two tenants occupying the property. KIK occupies 558 sqm on a 10 year lease (expiring August 2011) with four three year renewal options. The passing rent is €49,992 per annum. Schlecker occupies 200 sqm on a 10 year lease (expiring September 2011) with four five year renewal options. The passing rent is €15,336 per annum.	€65,457.00	€80,000	€860,000
EITZE FOHRE 30900 WEDEMARK-MELLENDORF GERMANY	Wedemark-Mellendorf is a city in federal state of Lower Saxony in the district of Hannover, Wedemark-Mellendorf has a population of 28,858. The Property is situated on the main arterial road on the outskirts of town and is approximately 1.2 kilometres from the town centre. The Property was constructed in 2001 and is a single storey building of steel framed construction, cavity brickwork and a flat roof and is divided into two separate retail units. The Property is occupied by a pet store and a getranchemarket both of which have their own independent external access. Internally the fit-out of the units are both similar and include tiled flooring, suspended fluorescent lighting, ceiling mounted heating systems and corrugated metal roof. A loading bay is found to the rear elevation of the unit and is via a single roller shutter door.	There is one tenant occupying the Property. Familia occupies 984 sqm of accommodation on a 13 year lease from November 2001 to November 2014 with one five year renewal option. The passing rent is €93,276 p.a.	€89,391.24	€100,000	€1,200,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 30/09/2006	Estimated Market Rent 30/09/2006	Market Value 30/09/2006
ALFRED-NOBEL STRASSE 97080 WURZBURG GERMANY	Wurzburg is located approximately 150km south east of Frankfurt am Main and 125km north west of Nürnberg. The city benefits from good motorway connections, being close to the intersection of the A3 and A7 motorways. T The river Main is in the local vicinity. This city is considered to be a good industrial base. The property was constructed in 2001 around a concrete frame, with concrete panel cladding to the walls and a flat roof covered with profiled metal sheeting (with translucent panels). Internally the retail area has tiled floors and suspended ventilation ducking and lighting. A loading area is situated at the side of the client, accessible via the car park to the front. The car park provides in excess of 150 spaces. It should be noted that the site (and its parking area) is 'shared' with a separate property occupied by Aldi. We understand that this does not form part of the property, but have assumed that reciprocal rights of way exist over the car park (which is likely to be in divided ownership).	We understand that there are two tenants occupying the property. Rewe is the anchor tenant and occupies 2,396.74 sqm with a passing rent of €327,876 pa. They have a *15 year lease (expiring in 2016)* with three five year renewal options. Tanning Studio occupies 99.63 sqm with a passing rent of €13,392 pa. Their three year lease expires in December 2006 A new lease is currently being negotiated.	€330,655.32	€320,000	€4,500,000
HEINRICH-WOBST-STR.2 07937 ZEULENRODA GERMANY	Zeulenroda is situated in the south of the district in the mountains of the Thuringian Slate Mountains (Thüringer Schiefergebirge), on the border to Saxony. Zeulenroda has approximately 14,000 inhabitants. We understand that the Property was completed in 1993 and comprises a single retail warehouse of steel frame and wooden beam construction with corrugated metal and glass walls under "northern light" glass and corrugated metal roof. There is also outside retail area which provides for garden store which is not roofed over. The property is currently occupied by Hagebau, Berlin, a DIY store. There are a number of DIY stores in downtown Zeulenroda. Other occupiers within the estate include Rewe supermarket and Skoda car dealership.	There is one *tenant, Hagebau, occupying the* property, which comprises 5,631 sq metres of lettable space. They have a passing rent of €391,594 per annum. The lease expires in April 2013 and the tenant has two five year options to renew the lease.	€280,107.00	€380,000	€3,750,000
HAUPTSTRASSE 77963 SCHWANAU-ALLMANNSWEIER GERMANY	Allmannsweier is a small town located some 70 km north of Freiburg. The nearest notable town is Offenburg, some 40 km to the north east. We understand that the Property was constructed in 1995 and comprises two rectangular shaped retail warehouses of modern construction. The buildings are of concrete frame construction under pitched tiled roofs. Fenestration to both buildings is of uPVC double-glazing with large display windows to the front elevation. There is additionally a large car park with marked spaces for approximately 80 cars. Internally the fit-out of the two supermarkets are of a similar quality to include tiled flooring, suspended fluorescent lighting and air conditioning cassette units. The supermarket currently occupied by E-Activ comprises a *single loading bay to the rear* elevation with a roller shutter door. Both units include storage areas, which are partitioned off from the main retailing areas and are located to the rear of the respective units.	Edeka Handelsges *occupies the Property,* which comprises two retail warehouses of a total 1,103 square metres. The lease is for a term of 15 years from 2001 to expire in 2016 with a five-year extension.	€124,246	€140,000	€1,740,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 30/09/2006	Estimated Market Rent 30/09/2006	Market Value 30/09/2006
RINGSTRASSE 113 65479 RAUNHEIM GERMANY	Raunheim is a small suburb of Frankfurt am Main and is located 20 km to the south west of the Frankfurt Centre and immediately to the West of the international airport. Raunheim has excellent road communications, being bounded by A67 motorway to the east, A3 motorway to the north and the B43 to the West. Construction of the property was completed within the last two months and comprises a single supermarket building and customer parking for more than 125 vehicles. The building is constructed around a concrete frame under a pitched roof with profiled metal sheet covering and inset windows, which provide good natural light to the retail area below. The walls are of blockwork construction, which have been painted and plastered internally and clad with profiled metal sheeting externally. The retail area is well organised and attractive, with concrete floor tiles, ducted ventilation and suspended lighting. A storage and loading area is situated at the rear of the property.	Tegut occupies the Property (1,792 sqm of lettable space) with a lease for a term of 15 years from 2005 with three five-year extensions. The passing rent is €261,252 per annum.	€253,263.48	€260,000	€3,530,000
Grand Total			**€5,250,005.28**	**€5,670,000**	**€71,010,000**

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27 November 2006

Valuation Report

Estimate of Market Value in accordance with the definition and guidance as agreed by the Royal Institution of Chartered Surveyors of

The Direct Investment Portfolio:

Bastion Portfolio (13 Properties), Multiple Locations, Germany

Effective Dates of Appraisal
Valuation Date: **30 September 2006**

Date of completion of this report: **27 November 2006**

Clients:

The Directors
Eurocastle Investment Limited
Regency Court
Glategny Esplanade
St Peter Port
Guernsey, GY1 1WW

Morgan Stanley & Co International Limited
25 Cabot Square
Canary Wharf
London, E14 4QA

Deutsche Bank AG
Winchester House
Great Winchester Street
London, EC2N 2DB

Goldman Sachs International
Peterborough Court
133 Fleet Street
London, EC4A 2BB

Lehman Brothers International (Europe)
25 Bank Street
London, E14 5LE

Fortress Investment Group LLC
1345 Avenue of the Americas
47th Floor
New York, NY 10105

Prepared by

CB Richard Ellis GmbH ("CBRE")
Feuerbachstrasse 26-32
60325 Frankfurt/Main
Germany

CBRE is a limited company (*Gesellschaft mit beschränkter Haftung*) incorporated under the laws of Germany with registered number 13347. CBRE was incorporated on 3 April 1973 and has its registered office at the address set out above. The telephone number of the registered office is +49 06917 00770. CBRE is not regulated but employs RICS and Hypzert qualified valuers in its valuation department.

Date of Issue

27 November 2006

Signed Copy No:

Ladies and Gentlemen,

VALUATION OF BASTION PORTFOLIO (13 PROPERTIES IN HESSE, RHINELAND-PALATINATE, SAARLAND AND BADEN-WUERTTEMBERG, GERMANY)

1 Instructions

In accordance with instructions received from Eurocastle Investment Limited (the "Company") on 23 November 2006, we have made relevant enquiries in order to provide our opinion of Market Value for the investment properties as described in the Schedule (each a "Property" and together the "Properties") as at 30 September 2006 (the "Valuation Date") of the freehold (*Eigentum*) interests. We must point out that this comprises an update of a valuation carried out by CBRE London last year (date of valuation 1 December 2005 and date of initial valuation 15 July 2005) in the course of which all the Properties were inspected. No further inspections have been carried out for the purposes of this revaluation.

At the date of the first valuation, 5 properties were still under construction. For the purposes of the updated valuation we have assumed that all the properties have now been completed.

This Valuation Report has been prepared for the purpose of inclusion in the prospectus to be published by the Company (the "Prospectus") in connection with the admission of additional shares (Kapitalerhöhung) of the Company to listing on Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities ("Admission").

2 The Properties

The Properties we have valued are listed and briefly described in the Schedule attached to this Valuation Report (the "Schedule"). Each property identified in the Schedule has been valued individually, and not as part of a portfolio.

The subject portfolio comprises 13 freehold equivalent (*Eigentum*) properties.

3 Basis of Valuation

Our valuations have been carried out in accordance with The Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards (5th Edition), (the "Red Book") and in accordance with the relevant provisions of the current Prospectus Rules. They have been undertaken by External Valuers, as defined in the Red Book.

In accordance with the Financial Service Authority's current Prospectus Rules we have prepared our valuations in accordance with the Red Book on the basis of Market Value, which is defined in the Red Book, as follows:

"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

4 Valuations

On the bases outlined in this Valuation Report, we are of the opinion that the Market Value of each individual freehold property as at 30 September 2006, subject to and with the benefit of the various occupational leases or assumed occupational leases, as summarised in the Schedule, is as stated against that property in the Schedule.

Our valuations are exclusive of any VAT.

The aggregate of the said individual Market Values of the Properties as at 30 September 2006 is €36,880,000 (Thirty Six Million Eight Hundred and Eighty Thousand Euros) made up as follows:

Schedule	Investment Properties	€36,880,000
Total		€36,880,000
Total	Net Rent Receivable p.a.	€2,706,648
Total	Estimated Net Rental Value p.a.	€2,776,992

The aggregate of the individual Market Values of the Properties assessed in the original valuation, as at 1 December 2005, was €35,660,000 (Thirty-five million, six hundred and sixty thousand Euros). The present increase is attributable in particular to the trend of the investment market for similar properties during the past few months.

5 Special Assumptions

We have made the following Special Assumption:

That the properties are all let to EDEKA Handelsgesellschaft Südwest mbH and that the lease terms are in accordance with the summary standard lease provided.

6 Transaction Costs

No allowances have been made for any expenses of realisation nor for taxation which might arise in the event of a disposal of a Property. Our valuations are, however, net of acquisition costs.

7 Net Annual Rent Receivable

In the Schedule, we set out our estimates of the net annual rent currently receivable reflecting the sum of the contractually agreed rental payments receivable from the Properties as at 30 September 2006. In providing these estimates, we define "Net Annual Rent Receivable" as "the current income or income estimated by the valuer":

(i) ignoring any special receipts or deductions arising from the Property;

(ii) excluding Value Added Tax and before taxation (including tax on profits and any allowances for interest on capital or loans); and

(iii) after making deductions for superior rents (but not for amortisation), and any disbursements including, if appropriate, expenses of managing the Property and allowances to maintain it in a condition to command its rent.

In accordance with German market conventions the Properties are not let on effective full repairing and insuring leases in accordance with UK market conventions and as such the Net Annual Rent receivable does not reflect any appropriate allowance for disbursements.

8 Estimated Net Annual Rent

The Schedule sets out our opinion of the current Estimated Net Annual Rent, which is our opinion of the best rent at which a letting of the Property would have been completed at the Valuation Date assuming:

(a) a willing landlord;

(b) that, prior to the Valuation Date, there had been a reasonable period (having regard to the nature of the Property and the state of the market) for the proper marketing of the interest, for the agreement of the rent and other letting terms and for the completion of the letting;

(c) that the state of the market, levels of values and other circumstances were, on any earlier assumed date of entering into an agreement for lease, the same as on the Valuation Date;

(d) that no account is taken of any additional bid by a prospective tenant with a special interest;

(e) that the length of term and principal conditions assumed to apply to the letting and the other lease terms are not exceptionally onerous or beneficial for a letting of the type and class of Property; and

(f) that both parties to the transaction have acted knowledgeably, prudently and without compulsion.

In the Schedules, we have stated the current Estimated Net Annual Rent, ignoring the present rent passing and any contracted fixed rent increases. In all cases, we have considered the Properties in their current specification and assuming good repair and condition or have made such deductions in respect of necessary maintenance and refurbishment as assumed in the calculation.

9 Assumptions and Sources of Information

Except where we have been informed otherwise or are aware from our investigations, we have made the following assumptions in accordance with our instructions:

We accept as being accurate and complete the information provided to us by the Company, its agents and its legal advisers relating to items such as tenure, tenancies, tenants' improvements, areas and all other relevant matters. We have assumed that the Properties possess good and marketable titles free from any unusual encumbrances, restrictions or obligations.

9.1 Floor Areas

We have not measured the Properties but have relied on floor area information provided to us by the client as being accurate and complete and in accordance with German industry standards.

9.2 Plant and Machinery

Our valuation includes those items usually regarded as forming part of the building and comprising landlord's fixtures, such as boilers, heating, lighting, sprinklers and ventilation systems and lifts but generally excludes process plant, machinery and equipment and those fixtures and fittings normally considered to be the property of the tenant.

Where the property is valued as a fully equipped operational entity our valuation includes trade fixtures and fittings and equipment necessary to generate the turnover and profit and it is assumed that these are owned and not leased.

9.3 Environmental Investigations and Ground Conditions

Unless information to the contrary is brought to our attention, it will be assumed that the subject Properties are not contaminated and that no contaminative or potentially contaminative use is, or has ever been, carried out at the Properties. Unless information to the contrary is brought to our attention, we are not aware of any environmental audit or other environmental investigations or soil surveys which may have been carried out on the Properties and which may draw attention to any contamination or the possibility of any such contamination.

Unless specifically instructed, we will not undertake any investigation into the past or present uses of either the Properties or any adjoining or nearby land parcels, to establish whether there is any potential for contamination from these uses and assume that none exists.

Should it, however, be subsequently established that such contamination exits at any of the Properties or on any adjoining land parcels or that any premises have been or are being put to contaminative use, this may have a detrimental effect on the values reported.

9.4 Inspections

As stated in 1 above, the Properties were inspected by CBRE London in the course of the original valuation. The inspections took place between 30 June 2005 and 5 July 2005. Limited inspections were undertaken for the majority of the portfolio. The Properties which at the time were under construction were inspected from the public highway and the Properties which were completed were inspected briefly and anonymously, with the exceptions of Jockgrim and Rülzheim for which normal internal inspections were arranged. We have assumed that no material changes to the properties have taken place in the period since they were last inspected.

9.5 Structural Surveys

CBRE has not carried out any building surveys. The Properties have not been measured as part of CBRE's inspections nor have the services or other installations been tested. All of CBRE's conclusions resulting from the inspections have been based purely on visual investigations without any assertion as to their completeness.

Investigations that might have caused damage to the subject properties or sites have not been carried out. Statements about parts of the structure or materials that are covered or otherwise inaccessible have been based on the information or documents provided or on assumptions. In the case of information based on assumptions, this would have been expressly mentioned in the Valuation Report.

Moreover, structural surveys and technical investigations of any defects or damage of the properties, which may exist, have not been carried out.

9.6 Legal Requirements/Consents and Authorisation for the Use of the Property

Investigations of the compliance of the properties with legal requirements (including (permanent) planning consent, building permits, acceptance, restrictions, building-, fire-, health- and safety regulations etc.) or with any existing private-law provisions or agreements relating to the existence and use of the site and building have not been carried out.

In preparing our valuations, we have assumed that all necessary consents and authorisations for the use of the properties and the processes carried out at the properties are in existence, will continue to subsist and are not subject to any onerous conditions.

9.7 Tenure and Tenancies

We have not had sight of Reports on Title or legal Due Diligence Reports for the Properties but have relied on information provided by the Company. In the absence of any information to the contrary we have assumed that:

(i) the Properties are freehold (Eigentum)

(ii) the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations; and

(iii) that nothing would be revealed by any local search or replies to usual enquiries of the seller which would materially adversely affect the respective Market Values of the Properties.

We are advised by the Company that the properties are to be let individually and in their entirety to EDEKA Handelsgesellschaft Südwest mbH on identical leases with a term of 15 years, except in the case of the Jockgrim property which has a term of 12 years.

Standard lease terms as advised are as follows:

(i) There are tenant's options to extend the leases for 3 terms of 5 years each with 3 months' notice.

(ii) The rent is payable monthly and is reviewed after a minimum of 3 years based on the CPI (*Verbraucherpreis-index*) for Germany, with 2000 = 100. The review is triggered by a change (upwards or downwards) of 10% or more; rents are adjusted by 60% of the index change.

(iii) The tenant is responsible for maintaining the property in good condition, including decorative repairs and servicing (not further defined), and for minor repairs of a maximum of €250 each and up to an annual limit of €1,250 (plus VAT).

(iv) The landlord is responsible for maintaining the building. This is stated to be in excess of the normal obligations, but is not clearly defined.

No account has been taken of any mortgages, debentures or other security which may now or in the future exist over any of the Properties.

9.8 Tenants

No investigations have been carried out concerning either of the status of payments of any contractually agreed rent or ground rent at the date of valuation, or of the creditworthiness of any tenant(s). Unless information to the contrary is brought to our attention, it will be assumed that there are no outstanding rental payments and that there are no reservations concerning the creditworthiness of any of the tenants.

9.9 Taxes, Contributions, Charges

Unless information to the contrary is brought to our attention, it will be assumed that all public taxes, contributions, charges etc. which could have an effect on values will have been levied and paid as at the date of valuation.

9.10 Insurance Policy

Unless information to the contrary is brought to our attention, it will be assumed that the subject properties are covered by valid insurance policies that are adequate both in terms of the sum assured and the types of potential loss covered.

9.11 Town Planning and Road Proposals

Unless information to the contrary is brought to our attention, it will be assumed that the properties are not adversely affected by town planning or road proposals.

9.12 Assumptions Regarding the Future

For the purpose of determining the market values of the subject properties, it will be assumed that the existing business will continue (as regards both manner and extent of usage of the subject properties) for the remainder of the useful life determined for the buildings, or that comparable businesses would be available to take over the use of the subject properties.

Where there is high voltage electricity supply apparatus in close proximity to the properties, unless, otherwise stated, we will not take into account any likely effect on future marketability and value due to any change in the public perception of the health implications.

9.13 Pending Litigation, Legal Restrictions (Easements on Real Estate, Rent Regulations etc.)

Unless information to the contrary is brought to our attention, it will be assumed that the properties are free from any pending litigation, that the real estate is unencumbered and that there are no other legal restrictions such as easements on real estate, rent regulations, restrictive covenants in leases or other outgoings which would adversely affect values.

10 Publication

Neither the whole nor any part of our report, nor any reference thereto, may be included in any published document, circular or statement, nor published in any way nor disclosed orally to a third party, without our written approval of the form and context of such publication or disclosure. Such approval is required whether or not CB Richard Ellis are referred to by name and whether or not the report is combined with others.

Yours faithfully

ULF BUHLEMANN *FRICS*
DIRECTOR — VALUATION

For and on behalf of
CB RICHARD ELLIS GmbH

STEFAN GUNKEL
ASSOCIATE DIRECTOR

For and on behalf of
CB RICHARD ELLIS GmbH

SCHEDULE OF PROPERTIES

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
1	E aktiv markt Habig, Gewerbestrasse 16-18, 63619 Bad Orb, Hesse	Situated in a mixed-use area to the north-west of Bad Orb (population 10,000), around 70 km to the north-west of Frankfurt am Main. Constructed in 2004, the property is a single storey building of concrete frame construction under a flat roof with block infill walls which have been rendered and painted. Internally, the property is fitted out in the corporate style of the supermarket occupier EDEKA incorporating an air-handling system. The net lettable areas comprise: Sales: 1,404 sqm; Ancillary: 642 sqm; Total: 2,046 sqm 123 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	€185,004	€203,592	€2,580,000
2	E aktiv markt Bylitza, Heppenheimer Strasse 70, 64658 Fürth, Hesse	Located on a main route into Fürth (Hesse), population 11,160, approximately 40 km to the south-east of Darmstadt. Constructed in 1996, refurbished and extended in 2002. The original building has a basement and ground floor, with the extension being a single-storey building. The building is of frame construction with brick and block infill under a pitched profiled metal roof. Internally, the property is fitted out in the corporate style of the supermarket occupier EDEKA incorporating an air-handling system. The net lettable areas comprise: Sales: 1,858 sqm; Ancillary: 1,921 sqm; Total: 3,779 sqm 120 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	€300,000	€331,830	€4,000,000
3	E neukauf, In den Grüben 5, 76758 Jockgrim, Rhineland-Palatinate	Jockgrim (population 6,900) is approximately 20 km north-west of Karlsruhe. The property is situated in an older commercial/trading area not visible from the main road. Constructed in 2000, the property has been refurbished recently for EDEKA. The property is a mainly single-storey building with first floor offices, constructed with concrete panel walls and a shallow-pitched roof. Internally, the property has tiled floors, suspended ceilings with strip lighting and a heating/ventilation system in the sales and storage area. The delivery, storage and preparation accommodation is well laid out and suitably finished. The net lettable areas comprise: Sales: 872 sqm; Ancillary: 362 sqm; Total: 1,234 sqm 85 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 12 years from 15 June 2005. Standard portfolio lease terms.	€99,996	€101,250	€1,340,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
4	E neukauf Gartenstadt, Leininger Str. 1 67067 Ludwigshafen, Rhineland-Palatinate	The property is situated at a busy junction approximately 2 km south of Ludwigshafen city centre (population 162,400). Constructed in 2002, the detached single storey property is of presumed concrete frame construction under a pitched and tiled roof, comprising sales, offices and ancillary accommodation. Internally, the property is fitted out in the corporate style of the supermarket occupier EDEKA. The net lettable areas comprise: Sales: 1,016 sqm; Ancillary: 439 sqm; Total: 1,455 sqm 66 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	€180,000	€204,048	€2,550,000
5	E aktiv markt Schneider, Allerburg 15, 66640 Namborn-Eisweiler, Saarland	The property is situated in a predominantly residential area on the outskirts of Eisweiler, an area of Namborn (population 7,500), approximately 50 km to the north east of Saarbrücken. Constructed in 2004, the property is a detached single storey building with ground floor retail and possibly some loft space under a pitched and tiled roof. The building is of concrete frame construction with rendered walls. Internally, it is fitted out in the corporate style of the supermarket occupier EDEKA incorporating an air-handling system. The net lettable areas comprise: Sales: 1,100 sqm; Ancillary: 535 sqm; Total: 1,635 sqm 91 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	€185,004	€172,152	€2,540,000
6	E neukauf R. Fitterer, Germersheimer Strasse 976761 Rülzheim. Rhineland-Palatinate	Prominently situated on the edge of a new commercial/trading area on the edge of Rülzheim (population 8,000), which is approximately 25 km north-west of Karlsruhe. Constructed in 2004, the property comprises a mainly single storey building with first floor office and staff accommodation. The building is concrete framed with a flat roof. Internally, the accommodation is well fitted out with recessed lighting and a heating/ventilation system. The delivery, storage and preparation accommodation is well laid out. The store includes a coffee shop and customer WCs. The net lettable areas comprise: Sales: 2,446 sqm; Ancillary: 920 sqm; Total: 3,366 sqm 202 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	€339,996	€368,280	€4,700,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
7	E aktiv markt Bossler, Konrad-Adenauer-Ring 65, 65428 Russelsheim, Hesse	Russelsheim (population 59,700) is approximately 20 km to the south west of Frankfurt/Main. The property is located within a predominantly residential area on the outskirts of Russelsheim city centre. Constructed in 2000, the property comprises a detached building of concrete frame construction with ground floor retail and first floor ancillary accommodation under a tiled pitched roof. The walls are rendered with double glazed aluminium framed windows most of which have security grills installed. Internally, the property is fitted out in the corporate style of the supermarket occupier EDEKA incorporating an air-handling system. The net lettable areas comprise: Sales: 760 sqm; Ancillary: 278 sqm; Total: 1,038 sqm 44 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	€200,004	€155,700	€2,600,000
8	E aktiv markt Gross, St. Wendeler Strasse, 66636 Tholey, Saarland	Tholey is located in the Sankt-Wendel district around 35 km to the north of Saarbrücken. The property is situated in a predominantly residential area on the main road leading through Tholey. Constructed in 2004, the property is a detached single storey building of presumed concrete frame construction under a pitched and tiled roof, which probably has some offices and/or ancillary space. Internally, the property is fitted out in the corporate style of the occupier EDEKA. The net lettable areas comprise: Sales: 1,459 sqm; Ancillary: 497 sqm; Total: 1,956 sqm 126 parking spaces	Freehold (Eigentum) The property is currently let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	€230,004	€217,512	€3,100,000
9	E neukauf, Leinzeller Strasse, 77574 Iggingen-Brainkofen, Baden-Württemberg	The property is at the edge of a new commercial/trading area on the outskirts of Brainkofen (population 250; Iggingen — population 2,550) approximately 72 km north east of Stuttgart. At the time of our inspection, the property was in the early stages of construction. We understand that the subject property had been fully completed as at the date of Revaluation. The net lettable areas comprise: Sales: 1,256 sqm; Ancillary: 585 sqm; Total: 1,841 sqm 80 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	€172,176	€175,680	€2,370,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
10	E-aktiv Markt Holzky, Mönchenweiler Strasse 13, 78126 Königsfeld im Schwarzwald, Baden-Württemberg	The property is in Königsfeld (population 1,840), approximately 60 km south-east of Tubingen, situated on a busy road in a mainly residential area approximately 500m from the centre. At the time of our inspection, the property was under construction; it appeared to be a single-storey building with a pitched roof. We understand that the subject property had been fully completed as at the date of Revaluation. The net lettable areas comprise: Sales: 1,246 sqm; Ancillary: 656 sqm; Total: 1,902 sqm 100 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	€186,636	€182,592	€2,530,000
11	E neukauf, Im Gewerbegebiet, 77839 Lichtenau, Baden-Württemberg	The property is located just outside Lichtenau (population 2,172), approximately 30 km south of Baden-Baden and is situated on a rather untidy commercial/trading estate. At the time of our inspection, the property was under construction; it appeared to be a single-storey building with a pitched roof. We understand that the subject property had been fully completed as at the date of Revaluation. The net lettable areas comprise: Sales: 1,248 sqm; Ancillary: 769 sqm; Total: 2,017 sqm 163 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	€149,796	€169,428	€2,070,000
12	E neukauf, Sudetenstrasse, 64385 Reichelsheim, Hesse	The property is located in Reichelsheim (population 9,200) approximately 30 km to the south-east of Darmstadt. Situated in a small mixed use area, the surrounding area is predominantly residential. The property was in the early stages construction at the time of our inspection. We understand that the subject property had been fully completed as at the date of Revaluation. The net lettable areas comprise: Sales: 1,319 sqm; Ancillary: 527 sqm; Total: 1,846 sqm 122 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	€217,896	€198,288	€2,900,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
13	*E neukauf*, Welzheimer Strasse, 71554 Weissach im Tal, Baden-Württemberg	*Situated in a prominent location on a roundabout in rural* Weissach im Tal (population 7,250) approximately 30 km to the north-east of Stuttgart. At the time of our inspection, the property was under construction; it is a single-storey building with first floor offices and/or staff accommodation. A delivery bay was being constructed with access directly from the road and no available turning space. We understand that the subject property had been fully completed as at the date of Revaluation. The net lettable areas comprise: Sales: 1,402 sqm; Ancillary: 658 sqm; Total: 2,060 sqm 131 parking spaces	*Freehold (Eigentum)* The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	*€260,136*	*€296,640*	*€3,600,000*

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27 November 2006

Valuation Report

Estimate of Market Value in accordance with the definition and guidance as agreed by the Royal Institution of Chartered Surveyors of

The Direct Investment Portfolio:
Truss Portfolio (41 Properties), Multiple Locations, Germany

Effective Dates of Appraisal

Valuation Date:	**30 September 2006**
Date of completion of this report:	**27 November 2006**

Clients:

The Directors
Eurocastle Investment Limited
Regency Court
Glategny Esplanade
St Peter Port
Guernsey, GY1 1WW

Morgan Stanley & Co International Limited
25 Cabot Square
Canary Wharf
London, E14 4QA

Deutsche Bank AG
Winchester House
Great Winchester Street
London, EC2N 2DB

Goldman Sachs International
Peterborough Court
133 Fleet Street
London, EC4A 2BB

Lehman Brothers International (Europe)
25 Bank Street
London, E14 5LE

Fortress Investment Group LLC
1345 Avenue of the Americas
47th Floor
New York, NY 10105

Prepared by

CB Richard Ellis GmbH ("CBRE")
Feuerbachstrasse 26-32
60325 Frankfurt/Main
Germany

CBRE is a limited company (*Gesellschaft mit beschränkter Haftung*) incorporated under the laws of Germany with registered number 13347. CBRE was incorporated on 3 April 1973 and has its registered office at the address set out above. The telephone number of the registered office is +49 06917 00770. CBRE is not regulated but employs RICS and Hypzert qualified valuers in its valuation department.

Date of Issue

27 November 2006

Signed Copy No:

Ladies and Gentlemen,

VALUATION OF TRUSS PORTFOLIO (41 PROPERTIES, MULTIPLE LOCATIONS, GERMANY)

1 Instructions

In accordance with instructions received from Eurocastle Investment Limited (the "Company") on 23 November 2006, we have made relevant enquiries in order to provide our opinion of Market Value for the investment properties as described in the Schedule (each a "Property" and together the "Properties") as at 30 September 2006 (the "Valuation Date") of the freehold (*Eigentum*) and leasehold (*Erbbaurecht*) interests. We must point out that this comprises an update of a valuation carried out by CBRE London last year (date of valuation 1 December 2005) in the course of which all the Properties were inspected. No further inspections have been carried out for the purposes of this revaluation.

At the date of the first valuation, 9 properties were still under construction. For the purposes of the updated valuation we have assumed that all the properties have now been completed.

We must point out that the property 13437 Berlin, Hermsdorfer Strasse (Freehold), former reference No. 38 (please see the "Schedule" below), is no longer included in the portfolio. It has been replaced by the property 92690 Pressath, Bahnhofstrasse 35 (Freehold), with the same reference number. In addition the property 57299 Burbach, Marktplatz 2 (Freehold) has been newly added to the portfolio under reference No. 39.

This Valuation Report has been prepared for the purpose of inclusion in the prospectus to be published by the Company (the "Prospectus") in connection with the admission of additional shares (Kapitalerhöhung) of the Company to listing on Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities ("Admission").

2 The Properties

The Properties we have valued are listed and briefly described in the Schedule attached to this Valuation Report (the "Schedule"). Each property identified in the Schedule has been valued individually, and not as part of a portfolio.

The subject portfolio comprises 38 freehold equivalent (*Eigentum*) properties and 3 leasehold equivalent (Erbbaurecht) properties.

3 Basis of Valuation

Our valuations have been carried out in accordance with The Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards (5th Edition), (the "Red Book") and in accordance with the relevant provisions of the current Prospectus Rules. They have been undertaken by External Valuers, as defined in the Red Book.

In accordance with the Financial Service Authority's current Prospectus Rules we have prepared our valuations in accordance with the Red Book on the basis of Market Value, which is defined in the Red Book, as follows:

"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

4 Valuations

On the bases outlined in this Valuation Report, we are of the opinion that the Market Value of each individual freehold property as at 30 September 2006, subject to and with the benefit of the various occupational leases or assumed occupational leases, as summarised in the Schedule, is as stated against that property in the Schedule.

Our valuations are exclusive of any VAT.

The aggregate of the said individual Market Values of the Properties as at 30 September 2006 is €106,380,000 (One Hundred and Six Million Three Hundred and Eighty Thousand Euros) made up as follows:

Schedule	Investment Properties	€106,380,000
Total		€106,380,000
Total	Net Rent Receivable p.a.	€8,397,234
Total	Estimated Net Rental Value p.a.	€8,206,975

Excluding the properties in Pressath and Burbach (see above) the total value is €98,870,000 (Ninety Eight Million Eight Hundred and Seventy Thousand Euros).

The aggregate of the individual Market Values of the properties in the original valuation, excluding the property in Berlin, Hermsdorfer Strasse (see above), as at 1 December 2005, was €97,505,000 (Ninety-seven million five hundred and five thousand Euro). The present increase is attributable in particular to the trend of the investment market for similar properties during the past few months.

5 Special Assumptions

We have made the following Special Assumptions:

1. The information provided to us by Eurocastle Investment Limited and Fortress Investment Group, upon which we have been instructed to rely, is a true and accurate reflection of the tenure, building details, floor areas, and leases in place.

2. At the date of the first valuation, 9 properties were still under construction. For the purposes of the updated valuation we have assumed that all the properties have now been completed (see 1 above).

6 Transaction Costs

No allowances have been made for any expenses of realisation nor for taxation which might arise in the event of a disposal of a Property. Our valuations are, however, net of acquisition costs.

7 Net Annual Rent Receivable

In the Schedule, we set out our estimates of the net annual rent currently receivable reflecting the sum of the contractually agreed rental payments receivable from the Properties as at 30 September 2006. In providing these estimates, we define "Net Annual Rent Receivable" as "the current income or income estimated by the valuer":

(i) ignoring any special receipts or deductions arising from the Property;

(ii) excluding Value Added Tax and before taxation (including tax on profits and any allowances for interest on capital or loans); and

(iii) after making deductions for superior rents (but not for amortisation), and any disbursements including, if appropriate, expenses of managing the Property and allowances to maintain it in a condition to command its rent.

In accordance with German market conventions the Properties are not let on effective full repairing and insuring leases in accordance with UK market conventions and as such the Net Annual Rent receivable does not reflect any appropriate allowance for disbursements.

8 Estimated Net Annual Rent

The Schedule sets out our opinion of the current Estimated Net Annual Rent, which is our opinion of the best rent at which a letting of the Property would have been completed at the Valuation Date assuming:

(a) a willing landlord;

(b) that, prior to the Valuation Date, there had been a reasonable period (having regard to the nature of the Property and the state of the market) for the proper marketing of the interest, for the agreement of the rent and other letting terms and for the completion of the letting;

(c) that the state of the market, levels of values and other circumstances were, on any earlier assumed date of entering into an agreement for lease, the same as on the Valuation Date;

(d) that no account was taken of any additional bid by a prospective tenant with a special interest;

(e) that the length of term and principal conditions assumed to apply to the letting and the other lease terms were not exceptionally onerous or beneficial for a letting of the type and class of Property; and

(f) that both parties to the transaction had acted knowledgeably, prudently and without compulsion.

In the Schedules, we have stated the current Estimated Net Annual Rent, ignoring the present rent passing and any contracted fixed rent increases. In all cases, we have considered the Properties in their current specification and assumed good repair and condition or have made such deductions in respect of necessary maintenance and refurbishment as assumed in the calculation.

9 Assumptions and Sources of Information

Except where we have been informed otherwise or are aware from our investigations, we have made the following assumptions in accordance with our instructions:

We accept as being accurate and complete the information provided to us by the Company, its agents and its legal advisers relating to items such as tenure, tenancies, tenants' improvements, areas and all other relevant matters. We have assumed that the Properties possess good and marketable titles free from any unusual encumbrances, restrictions or obligations.

9.1 Floor Areas

We have not measured the Properties but have relied on floor area information provided to us by the client as being accurate and complete and in accordance with German industry standards.

9.2 Plant and Machinery

Our valuation includes those items usually regarded as forming part of the building and comprising landlord's fixtures, such as boilers, heating, lighting, sprinklers and ventilation systems and lifts but generally excludes process plant, machinery and equipment and those fixtures and fittings normally considered to be the property of the tenant.

Where the property is valued as a fully equipped operational entity our valuation includes trade fixtures and fittings and equipment necessary to generate the turnover and profit and it is assumed that these are owned and not leased.

9.3 Environmental Investigations and Ground Conditions

Unless information to the contrary is brought to our attention, it will be assumed that the subject Properties are not contaminated and that no contaminative or potentially contaminative use is, or has ever been, carried out at the Properties. Unless information to the contrary is brought to our attention, we are not aware of any environmental audit or other environmental investigations or soil surveys which may have been carried out on the Properties and which may draw attention to any contamination or the possibility of any such contamination.

Unless specifically instructed, we will not undertake any investigation into the past or present uses of either the Properties or any adjoining or nearby land parcels, to establish whether there is any potential for contamination from these uses and assume that none exists.

Should it, however, be subsequently established that such contamination exits at any of the Properties or on any adjoining land parcels or that any premises have been or are being put to contaminative use, this may have a detrimental effect on the values reported.

9.4 Inspections

As stated in 1 above, the Properties were inspected by CBRE London in the course of the original valuation. The inspections took place between 17 June 2005 and 16 July 2006. Limited inspections were undertaken for the majority of the portfolio. The Properties which at the time were under construction were inspected from the public highway and the Properties which were completed were inspected briefly and anonymously. We have assumed that no material changes to the properties have taken place in the period since they were last inspected.

9.5 Structural Surveys

CBRE has not carried out any building surveys. The Properties have not been measured as part of CBRE's inspections nor have the services or other installations been tested. All of CBRE's

conclusions resulting from the inspections have been based purely on visual investigations without any assertion as to their completeness.

Investigations, that might have caused damage to the subject properties or sites, have not been carried out. Statements about parts of the structure or materials that are covered or otherwise inaccessible have been based on the information or documents provided or on assumptions. In the case of statements based on assumptions, this would have been expressly mentioned in the Valuation Report.

Moreover, structural surveys and technical investigations of any defects or damage of the properties, which may exist, have not been carried out.

9.6 Legal Requirements/Consents and Authorisation for the Use of the Property

Investigations of the compliance of the properties with legal requirements (including (permanent) planning consent, building permits, acceptance, restrictions, building-, fire-, health- and safety regulations etc.) or with any existing private-law provisions or agreements relating to the existence and use of the site and building have not been carried out.

In preparing our valuations, we have assumed that all necessary consents and authorisations for the use of the properties and the processes carried out at the properties are in existence, will continue to subsist and are not subject to any onerous conditions.

9.7 Tenure and Tenancies

For the initial Valuation, CBRE has seen draft legal Due Diligence Reports, prepared by Hengeler Mueller or GSK Gassner Stockmann & Kollegen (Ebermannstadt (#2) and Alsfeld (#35) only), for all of the Properties in the portfolio. However, we have been instructed to rely on information provided by the Company in respect of floor areas, tenancies, current rental income and lease terms. In the absence of any information to the contrary we have assumed that:

i) the Properties are freehold (*Eigentum*), with the exception of the leasehold (*Erbbaurecht*) Properties in Ebermannstadt (#2), Bardowick (#25) and Budenheim (#28), and the leasehold land comprising a part of the otherwise freehold Property in Lemgo (#37) as detailed in the Schedule this document;

ii) the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations, with the exception of the Properties in Ebermannstadt (#2), Bardowick (#25) and Budenheim (#28), which are leasehold (*Erbbaurecht*), and the Property in Lemgo (#37) which will benefit from a traditional lease over adjacent land, as detailed in Schedules 1 and 2 to this document; and

iii) that nothing would be revealed by any local search or replies to usual enquiries of the seller which would materially adversely affect the respective Market Values of the Properties.

For the updated Valuation, we have received a tenancy schedule dated 4 September 2006 summarising the lease provisions of each occupational interest.

No account has been taken of any mortgages, debentures or other security which may now or in the future exist over any of the Properties.

9.8 Tenants

No investigations have been carried out concerning either of the status of payments of any contractually agreed rent or ground rent at the date of valuation, or of the creditworthiness of any tenant(s). Unless information to the contrary is brought to our attention, it will be assumed that there are no outstanding rental payments and that there are no reservations concerning the creditworthiness of any of the tenants.

9.9 Taxes, Contributions, Charges

Unless information to the contrary is brought to our attention, it will be assumed that all public taxes, contributions, charges etc. which could have an effect on values will have been levied and paid as at the date of valuation.

9.10 Insurance Policy

Unless information to the contrary is brought to our attention, it will be assumed that the subject properties are covered by valid insurance policies that are adequate both in terms of the sum assured and the types of potential loss covered.

9.11 Town Planning and Road Proposals

Unless information to the contrary is brought to our attention, it will be assumed that the properties are not adversely affected by town planning or road proposals.

9.12 Assumptions Regarding the Future

For the purpose of determining the market values of the subject properties, it will be assumed that the existing business will continue (as regards both the manner and extent of usage of the subject properties) for the remainder of the useful life determined for the buildings, or that comparable businesses would be available to take over the use of the subject properties.

Where there is high voltage electricity supply apparatus in close proximity to the properties, unless, otherwise stated, we will not take into account any likely effect on future marketability and value due to any change in the public perception of the health implications.

9.13 Pending Litigation, Legal Restrictions (Easements on Real Estate, Rent Regulations etc.)

Unless information to the contrary is brought to our attention, it will be assumed that the properties are free from any pending litigation, that the real estate is unencumbered and that there are no other legal restrictions such as easements on real estate, rent regulations, restrictive covenants in leases or other outgoings which would adversely affect values.

10 Publication

Neither the whole nor any part of our report, nor any reference thereto, may be included in any published document, circular or statement, nor published in any way nor disclosed orally to a third party, without our written approval of the form and context of such publication or disclosure. Such approval is required whether or not CB Richard Ellis are referred to by name and whether or not the report is combined with others.

Yours faithfully

ULF BUHLEMANN *FRICS*
DIRECTOR — VALUATION

For and on behalf of
CB RICHARD ELLIS GmbH

STEFAN GUNKEL
ASSOCIATE DIRECTOR

For and on behalf of
CB RICHARD ELLIS GmbH

SCHEDULE OF PROPERTIES

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
1	13129 Berlin Treseburger Strasse 29	The property is in the Blankenburg district of the former east Berlin, 12 km north of the centre. Blankenburg has a population of 6,424 (June 2003); unemployment in the administrative district of Pankow, of which it forms part, is 16.1% (October 2004). The property is situated among other commercial/light industrial premises on Karower Damm; Treseburger Strasse itself is a quiet, narrow road leading to a low-density residential area. The property consists of two single-storey buildings, new (2005) supermarket with brick and profiled metal walls beneath a pitched and tiled roof, and an older concrete shed building used as a beverages store. We understand that the property is comprised of: Plot size: 5,265 sqm Lettable area: 1,406.72 sqm 88 car parking spaces	Freehold (Eigentum) The property is let to: PLUS Warenhandels GmbH, NL Berlin — discounter — (926.56 sqm) for 15 years expiring 7 April 2020. Passing rent is €144,000.00 per annum. Indexed 4/10/60. Backshop Feurich — bakery — (30.77 sqm) expiring 30 April 2011. Passing rent is €10,800.00 per annum. Indexed 2/0/100. Markgrafen-Getränke Vertieb GmbH — beverages store — (449.39 sqm) for a term of 10 years expiring 31 March 2015 at a passing rent of €43,789.00 per annum. Indexed 3/10/60.	€198,600	€180,404	€2,740,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
2	91320 Ebermannstadt Oberes Tor 3	Ebermannstadt is a small rural town of almost 6,900 inhabitants (2004) located approximately 50 km to the north of Nuremberg and 105 km to the east of Würzburg. Ebermannstadt is situated on highway 470 approximately 14 km to the north east of junction 8 of the A73 motorway. The property is situated on the edge of the town just off highway 470, and is visible from this main road. Constructed in 2004, the property comprises a single-storey building and a two-storey building both apparently of reinforced concrete frame constructions with plastered and painted breeze block infill elevations under corrugated roofs. We understand that the property comprises the following: Plot size: 6,632 sqm Lettable area: 2,040 sqm 65 car parking spaces	Leasehold (heritable building right) from 9 August 2002 until 31 December 2062. Ground rent is €27,850.44 per annum. The property is let to: Schlecker — drugstore (503.41 sqm) expiring 31 July 2016. Passing rent is €54,005.82 per annum. Indexed 3/10/60. REWE Zentral AG, NL Hungen — beverage market (602.12 sqm) for 16 years expiring 31 January 2020. Passing rent is €60,260.17 per annum. Indexed 2/0/23.33. KiK Textilien und Non-Food GmbH — clothes retailer (449.63 sqm) for 10 years expiring 30 June 2014. Passing rent is €46,941.37 per annum. Indexed 3/10/100. Andrea Drummer — hairdresser (90.83 sqm) for 10 years expiring 31 July 2014. Passing rent is €10,354.62 per annum. Indexed 2/10/100. Reinhold Keller (Tropic Sun) — tanning studio (83.52 sqm) 10 years expiring 31 March 2015. Passing rent is €9,521.28 per annum. Indexed 3/10/75. Complex Train Ltd — gym (158.88 sqm) for 10 years expiring 31 November 2014. Passing rent is €9,952.20 per annum with stepped increases to €11,058.00 in year 2, €12,163.80 in year 3, €13,269.72 in year 4, and €14,375.52 for years 5 to 10. Christian Schmitt — insurance agency (51.38 sqm) for 10 years expiring 31 July 2014. Passing rent is €5,006.47 per annum. Indexed 2/10/100. DOMOS Ltd. — (100.00 sqm) for 10 years expiring 15 December 2015 at €7,200 per annum. Indexed 0/10/50.	€203,227	€210,007	€2,130,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
3	67806 Rockenhausen Kaiserslauterer Str. 11	Rockenhausen is a small quiet town with a population of approximately 5,785, located in the west of Germany in the Rhineland-Palatinate region, approximately 31 km north of Kaiserslautern, the nearest large town, 47 km west of Worms and 69 km north west of Mannheim, the nearest city. The A63 motorway is located approximately 12 km to the south east of Rockenhausen providing rapid access to Mainz and Frankfur to the north and Kaiserslautern to the south. The subject property is located on Kaiserslauterer Strasse (K36) to the south of Rockenhausen, just off the B48 which bypasses the town to the west. Other commercial occupiers in the vicinity include a Volkswagen Golf garage located opposite the property, ACR Motors adjacent to the property with Honda Motors and MiniMal also nearby. According to our information the property was completed by November 2005. The main structure had been completed at the time of our inspection and comprises a single-storey building which may have the capacity to have a mezzanine storage level in the roof. The building is of a concrete frame construction with steel profile sheeting covering a pitched roof. The rendering was underway, however, not yet completed and no internal fit out had commenced. The car park is landscaped. We understand that the property comprises the following: Plot size: 6,500 sqm Lettable area: 1,618 sqm 100 car parking spaces	Freehold (Eigentum) The property is let to: REWE & Co oHG ZweigNL Wiesloch — Penny food discount (1,018.35 sqm) for 15 years expiring 13 November 2020. Rent agreed €143,465 per annum. Indexed 3/10/65. KIK Textilien und Non-food GmbH — clothes retailer (600.00 sqm) for 10 years expiring 13 November 2015. Rent agreed €64,080 per annum. Indexed 3/10/67.	€207,600	€192,022	€2,780,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
4	92334 Berching Maria-Hilf-Strasse 3-5	Berching is a small agricultural town of almost 8,700 inhabitants (2004) located approximately 118 km to the north of Munich and 58 km to the south east of Nuremberg. Berching is situated approximately 21 km to the south east of junction 56 of the A9 motorway which links Munich with Nuremberg. The property is situated just outside the walls of the "old town" in close proximity to, though not visible from, highway 299. Constructed in 2004, the property comprises two single-storey buildings apparently of reinforced concrete frame constructions with plastered and painted breeze block infill elevations under pitched tiled roofs. We understand that the property comprises the following: Plot size: 9,000 sqm Lettable area: 2,755.00 sqm 120 car parking spaces	Freehold (Eigentum) The property is let to: REWE Zentral AG, NL Eching — supermarket (1,700 sqm) for 15 years expiring 29 September 2019. Passing rent is €179,928.00 per annum. Indexed 3/10/60. Metzgerei Lindl — butcher (83 sqm) for 15 years expiring 30 September 2019. Passing rent is €15,597.36 per annum. Indexed 3/10 Pts./100%. Michael Popp — pharmacy (161 sqm) for 15 years expiring 30 September 2019. Passing rent is €15,591.24 per annum. Indexed 2/10 Pts./100%. KiK Textilien und Non-Food GmbH — textiles retail (450 sqm) for 10 years expiring 14 October 2014. Passing rent is €42,930.00 per annum. Indexed 0/10/60. TEDi GmbH & Co. KG — discount retail (361.02 sqm) for 10 years expiring 24 August 2015. Passing rent is €16,202.58 per annum. Indexed 0/10/60.	€270,330	€271,137	€3,620,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
5	61200 Wölfersheim Biedrichstrasse 3-9	Wolfersheim is a small rural town with a population of approximately 9,521, located approximately 11 km north east of Bad Nauheim. Frankfurt city centre is approximately 44 km to the south east, a 45 minute drive away. Giessen is approximately 35 m to the north and is easily accessible from the subject property via the A45/E41 motorway. The property is located just off the B455, the main road through Wolfersheim (which links the A5/E451 motorway south west to the A45/E41), in a small commercial estate on Biedrichstrasse. Other occupiers in the immediate vicinity include Allianz, Sparkasse (a bank), Borst hans der fliesen and WIT (a motor dealer). Additional units are currently being completed on the estate. Constructed in 2000/2001, the property comprises two detached buildings, one single storey (Tegut) and one which has a mezzanine level (Penny), facing each other across a landscaped car park. Both buildings appear to be of a timber frame construction. The Tegut building has plastic sheeting clad elevations under a circular pitched roof with some roof glazing providing natural light internally. The Penny building has pebble-dashed rendered elevations under a pitched tiled roof. At the rear of this building there is an entrance to what appears to be some offices at the mezzanine level. We were unable to access these on our inspection. We understand the property comprises the following: Plot size: 10,104 sqm Lettable area: 2,902.00 sqm 150 car parking spaces	Freehold (Eigentum) The property is let to: Tegut Gutberlet Stiftung & Co — supermarket (1,903.11 sqm) for 15 years expiring 01 November 2015. Passing rent is €236,625.78 per annum. Indexed 5/10/60. REWE & Co oHG ZweigNL Wiesloch — Penny supermarket (900 sqm) for 15 years expiring 31 August 2016. Passing rent is €102,168.00. Indexed 3/10/60. Rainer Long & Günter Hetterich (Existenzgründungszentrum Ltd.) — schooling centre (98.95 sqm) for 8 years expiring 30 June 2012. Passing rent is €5,343.30 per annum. Indexed 3/5/100.	€341,030	€319,473	€4,470,000
6	97720 Nüdlingen Mühlweg 4	Nüdlingen is a small agricultural town of almost 4,300 inhabitants (2004) located approximately 155 km to the east of Frankfurt and 64 km to the north east of Würzburg. Nüdlingen is situated on the B287 approximately 20 km to the north east of junction 97 of the A7 motorway, which links Würzburg with Kassel. The property is situated in a mixed commercial/industrial zone on the edge of the town in close proximity to, though not visible from, the B287. Constructed in 1999, the property comprises a single-storey building of wooden frame construction with part plastered and painted breeze block infill part insulated plastic sheet elevations under a gently-pitched insulated plastic sheet roof. We understand that the property comprises the following: Plot size: 4,768 sqm Lettable area: 814 sqm 51 car parking spaces	Freehold (Eigentum) The property is let to: Tegut Gutberlet Stiftung & Co — supermarket (814.29 sqm) for 15 years expiring 31 May June 2014. Passing rent is €83,643.87 per annum. Indexed 4/10/65.	€83,684	€83,058	€1,070,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
7	63486 Bruchköbel Heinrich-Böll-Strasse 42-44	Bruchköbel, with a population of approximately 20,729, is a rural town located approximately 22 km to the north east of Frankfurt Am Main in the Hesse region, about a 30 minute drive from the city centre via the A66 motorway. The property is located to the north of Bruchköbel, almost in the little village of Niederissigheim and is accessed from the L3195 which is the main road through Bruchköbel. The area is predominantly residential with the exception of the *Eidmann distillery* opposite the subject property. Constructed in 1998, the property comprises two single storey detached single bay retail warehouse style buildings, arranged in an L shape with concrete steps up between to the residential estate behind at a higher level. Both buildings are timber framed and benefit from profile sheeting clad roofs and elevations. Skylights provide some natural lighting and entrances are fully glazed. We understand that the property comprises the following: Plot size: 6,093 sqm Lettable area: 1,856 98 car parking spaces	Freehold (Eigentum) The property is let to: Tegut Gutberlet Stiftung & Co — supermarket (1,640.75 sqm) expiring 30 November 2013. Passing rent is €202,390.74 per annum. Indexed 4/10/65. Schlecker — drugstore (216 sqm) for 10 years expiring 13 July 2013. Passing rent is €17,988.48 per annum. Indexed 4/10/60.	€220,426	€215,034	€2,850,000
8	24887 Silberstedt Tükeslch 4	Silberstedt, with a population of almost 2,250 (2004), is part of the German state of Schleswig-Holstein. Silberstedt is located approximately 41 km to the south of Flensburg. The property is located on the east side of the town. Constructed in 2003, the subject property is divided over ground and one upper floor, set under a pitched tiled roof. The elevations are part brick and part steel panel. We understand that the property comprises the following: Plot size: 7,158 sqm Lettable area: 1,509 sqm 170 car parking spaces	Freehold (Eigentum) The property is let to: SPAR Handels AG, Hamburg — supermarket (1,509.14 sqm) for 15 years expiring 25 September 2018. Passing rent is €172,041.96 per annum. Indexed 3/10/65.	€172,042	€172,042	€2,310,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
9	25746 Heide Meldorfer-Strasse 151	Heide, with a population of almost 20,550 (2004), is part of the German state of Schelswig-Holstein. Heide is located approximately 105 km to the north west of Hamburg. The property is located to the south of the city, approximately 2 km from its centre. Constructed in 2000, the subject property comprises two buildings which are almost equal in terms of construction. The buildings are divided over ground and one upper floor, set under a pitched tiled roof. The elevations are part brick and part steel panel. We understand that the property comprises the following: Plot size: 9,593 sqm Lettable area: 2,205 sqm 176 car parking spaces	Freehold (Eigentum) The property is let to: Lidl Gmbh & Co KG — supermarket (1,106.42 sqm) for 15 years expiring 31 December 2015. Passing rent is €150,163.32 per annum. Indexed 3/10/60. TAKKO Modemarkt GmbH & Co KG — textiles retail (655.20 sqm) for 10 years expiring 13 November 2010. Passing rent is €74,378.30 per annum. Indexed 2/10/65. K+K Shoe Market GmbH — (443.03 sqm) for 15 years expiring 14 November 2010. Passing rent is €48,804.18 per annum. Indexed 3/10/70.	€273,358	€238,200	€3,500,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
10	03622 Waltershausen Heinrich-Heine-Str. 27a	Walterhausen, within the Thuringia state, is a town of around 11,400 inhabitants. It is located approximately 230 km to the north east of Frankfurt and 40 km to the west of Erfurt. The city is close to the A4 autobahn which links Frankfurt, Dresden and Prague. Erfurt and Frankfurt airports are not far from Eisenach. The property is located in a residential area characterised by multi-storey residential buildings. The building is L-shaped and floor. It is arranged over ground and first understood to have been constructed in 2000/2001. Access to the upper floor is via an external staircase and customer's access to the ground floor is via two sets of automatic doors, one per each retailer. The property consists of the following: Plot size: 6,300 sqm Lettable area: 2,161 sqm 90 car parking spaces	Freehold (Eigentum) The property is let to: REWE Zentral AG, NL Hungen — supermarket (1,039.84 sqm) for 15 years expiring 31 January 2016. Passing rent is €123,532.99 per annum. Indexed 3/10/65. REWE Zentral AG, NL Hungen — beverage market (331.97 sqm) for 15 years expiring 31 January 2016. Passing rent is €28,522.86 per annum. Indexed 3/10/95. Schlecker — drugstore (206.10 sqm) for 10 years expiring 1 March 2011. Passing rent is €17,782.31 per annum. Indexed 4/10/60. Winfried Dazert — pharmacy (125.38 sqm) for 15 years expiring 31 December 2016. Passing rent is €15,391.65 per annum. Indexed 0/10/100. Matthias Hermann — physiotherapy I (126.61 sqm) for 15 years expiring 31 December 2016. Passing rent is €12,428.00 per annum. Indexed 0/10/100. Matthias Hermann — physiotherapy II (120 sqm) for 15 years expiring 15 September 2016. Passing rent is €8,841.60 per annum. Indexed 0/10/100. Doreen Pilz — hair dresser (82.15 sqm) for 15 years expiring 31 December 2016. Passing rent is €8,063.84 per annum. Indexed 0/10/100. Dr. Alexander u. Dr. Beate König — surgery (128.51 sqm) for 15 years expiring 31 December 2016. Passing rent is €12,614.54 per annum. Indexed 0/10/100.	€227,151	€197,941	€2,840,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
11	29664 Walsrode Von-Stolzenberg-Str. 10	Walsrode, with a population of almost 24,370 (2004), is part of the German state of Lower Saxony. Walsrode is located approximately 69 km to the north of Hannover. The property is situated to the south west side of the town. Constructed in 2004, the subject property is arranged over ground and one upper floor, set under a partly flat roof. The elevations are mostly of brick. We understand that the property comprises the following: Plot size: 7,115 sqm Lettable area: 2,153 sqm 154 car parking spaces	Freehold (Eigentum) The property is let to: REWE KG aA Norderstedt — (1,403.03 sqm) 12 years expiring 6 February 2017. Passing rent is €117,012.70 per annum. Indexed 3/10/60. Kloppenburg GmbH & Co — (750.44 sqm) for 10 years expiring 28 October 2014. Passing rent is €85,910.37 per annum. Indexed 3/10/60.	€202,921	€197,728	€2,570,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
12	24986 Satrup Hans Redlefsen Strasse 1a	Satrup, with a population of just over 3,500 (2004), is part of the German state of Schleswig-Holstein. Satrup is located approximately 18 km to the south east of Flensburg. The property is located in the centre of the town. Constructed in 2001, the subject property comprises two buildings. The first building is arranged over ground and one upper floor, set under a pitched tiled roof. The elevations are part brick part steel panel. The second building is arranged over ground floor only, set under a flat roof. The elevations are of concrete plastering. We understand that the property comprises the following: Plot size: 13,469 sqm Lettable area: 3,520 sqm 130 car parking spaces	Freehold (Eigentum) The property is let to: Albrecht BGB Gesellschaft — Aldi supermarket (873.78 sqm) for 10 years expiring 17 July 2011. Passing rent is €87,028.49 per annum. Indexed 3/10/100. SPAR Handels AG, Hamburg — (1,302.64 sqm) for 12 years expiring 22 July 2013. Passing rent is €129,899.26 per annum. Indexed 3/10/100. Ernsting Family GmbH & Co KG — (125.64 sqm) for 10 years expiring 31 December 2011. The passing rent is €14,187.27 per annum. Indexed 2/10/100. Kloppenburg GmbH & Co. KG — (776.37 sqm) for 10 years expiring 29 July 2011. Passing rent is €76,208.48 per annum. Indexed 3/10/60. Marion Hanneberg-Scheers — (60.00 sqm) for 5 years until 31 December 2007. The passing rent is €5,032.80 per annum. Indexed 0/10/100. Inge u. Horst Petersen — (156.97 sqm) for 10 years expiring 11 November 2012. Passing rent is €15,408.18 per annum. Indexed 0/10/100. Katja Gamst — (91.44) for 10 years expiring 23 January 2013. Passing rent is €9,820.66 per annum. Indexed 0/10/100. Markus Beskidt — (132.92 sqm) for 10 years expiring 31 May 2007. Passing rent is €12,999.58 per annum. Indexed 0/10/100.	€335,192	€348,731	€4,240,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
13	24143 Kiel Zum Brook 3	Kiel, with a population of just over 233,000, is part of the German state of Schleswig-Holstein. The property is located on the south east side of the city centre of Kiel. Constructed in 1997, the subject property is arranged over ground floor and 2 upper floors set under a pitched roof with corrugated steel panels. The elevations are of concrete plastering. We understand that the property comprises the following: Plot size: 2,265 sqm Lettable area: 1,489 sqm 37 car parking spaces	Freehold (Eigentum) The property is let to: REWE KG aA, NL Norderstedt — supermarket (764.21 sqm) for 15 years expiring 18 May 2013. Passing rent is €107,845.32 per annum. Indexed 3/10/65. Horst Masuhr — retail (45.71 sqm) for 10 years expiring 2010. Passing rent is €15,336.62 per annum. Indexed 0/10/100. Horst Knobloch — dancing school (678.68 sqm) for 5 years expiring 30 September 2010. Passing rent is €30,814.54 per annum. Indexed 0/10/100.	€154,021	€137,995	€1,820,000
14	06776 Wolfen Leipziger Strasse 83-89	Wolfen is located in the Saxony-Anhalt state. It is the biggest city in the district state of Bitterfeld of about 25,900 inhabitants on a territory of 17.93 sq km. Wolfen, situated approximately 140 km to the south west of Berlin and 30 km to the north of Leipzig, is close to the A9 motorway which provides it with excellent communication links. The property is located in a mixed commercial and residential area. However no direct competition was observed close to the property of reference. The main building, a retail warehouse is, of reinforced concrete structure and is occupied by a Lidl discount supermarket. Another building, leased to a bakery and a butcher's, is brick built with a tiled roof. The third property is utilised as a textile store and is the same type of construction as the latter. It consists of three independent buildings all single-storey and built in 2003. The property consists of the following: Plot size: 7,398 sqm Lettable area: 2,069 sqm 100 car parking spaces	Freehold (Eigentum) The property is let to: Lidl Vertriebs GmbH & Co KG — supermarket (1,241.32 sqm) for 13 years expiring 2016. Passing rent is €135,105.27 per annum. Indexed 3/10/60. Erntebrot GmbH — bakery (83.84 sqm) for 11 years expiring 30 November 2014. Passing rent is €12,072.96 per annum. Indexed 2/5/80. Reinsdorfer GmbH — butcher (98.30 sqm) for 10 years expiring 14 December 2013. Passing rent is €14,166.96 per annum. Indexed 2/5/80. KiK Supermarket — textile store (441.29 sqm) for 10 years expiring 31 October 2013. Passing rent is €40,669.29 per annum. Indexed 2/10/60. Mark & Porth (vendor) — (204 sqm) vendor's guarantee for 5 years expiring 2010 at €18,360.00 per annum. Indexed 2/5/50.	€220,329	€214,495	€2,740,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
15	06842 Dessau Heidestr. 100	Dessau, within the Saxony-Anhalt state, is a town of around 78,000 inhabitants located approximately 130 km to the south west of Berlin and 45 km to the north of Leipzig. Dessau is close to the A9 autobahn and has excellent transport links. The A9 autobahn links Berlin and Leipzig. Berlin and Leipzig airports are not far from Dessau. The property, consisting of two buildings, is located in a residential area and has frontage to one of the main streets in town, Heiderstrasse. Close competition is represented by a Netto discount supermarket. The property is currently occupied by a Plus discount supermarket and a car wash auto service operated by Pit Stop. Both are rectangular shaped and are single-storey retail warehouses built in 2002. They are of a reinforced concrete frame construction. The property consists of the following: Plot size: 9,189 sqm Lettable area: 1,261.10 sqm 100 car parking spaces	Freehold (Eigentum) The property is let to: PLUS Warenhandels GmbH, NL Berlin — discount market (936.10 sqm) for 12 years expiring 17 October 2015. Passing rent is €110,871.72 per annum. Indexed 1/10/60. Pit Stop Autoservice GmbH — garage (325.00 sqm) for 20 years expiring 30 September 2022. Passing rent is €39,840.00 per annum. Indexed 1/10/70.	€150,712	€140,099	€1,920,000
16	25348 Glückstadt Wiebeke Kruse Str. 5-7	Gluckstadt, with a population of just over 12,100, is part of the German state of Schleswig-Holstein. Gluckstadt is approximately 65 km from Hamburg. The property is located on the north east side of the city centre of Gluckstadt. Constructed in 2000/2004, the subject property is arranged over ground floor and one upper floor set under a pitched roof with tiles. The elevations are of brick and steel panels. The property consists of the following: Plot size: 5,612 sqm Lettable area: 1,470.51 sqm 76 car parking spaces	Freehold (Eigentum) The property is let to: Albrecht BGB Gesellschaft — Aldi supermarket (988.27 sqm) for 10 years expiring 21 June 2015. Passing rent is €116,220.60 per annum. Indexed 1/10/50. Schütte Ihre Bäckerei — bakery (53.54 sqm) for 5 years expiring 31 October 2009. Passing rent is €7,976.16 per annum. Indexed 0/10/100. H. W. Asmussen — (83.44 sqm) for 5 years expiring 3 March 2008. rent is €15,358.44 per annum. Indexed 0/10/60. Schlecker — drugstore (202.26 sqm) for 10 years expiring 28 February 2011. Passing rent is €18,406.56 per annum. Indexed 1/10/60. Vacant — (143.00 sqm).	€160,681	€172,037	€2,160,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
17	27619 Schiffdorf-Spaden Neufelder Weg 1	Schiffdorf-Spaden, with a population of almost 14,100 (2004), is part of the German state of Lower Saxony. Schiffdorf-Spaden is located approximately 60 km from Bremen. The property is located at the east side of Bremerhaven. Constructed in 1981/2002, the subject property is arranged over ground floor and two upper floors set under a flat roof. The elevations are of steel sheet panels. The property consists of the following: Plot size: 10,935 sqm Lettable area: 9,745.81 sqm 160 car parking spaces	Freehold (Eigentum) The property is let to: Optimal GmbH — (7,770.16 sqm) for 7 years expiring 31 May 2012. Passing rent is €358,320.72 per annum. Indexed 0/5/80. DeTe Immobilien — T-Punkt Store (708.74 sqm) for 10 years expiring 25 March 2012. Passing rent is €138,048.84 per annum. Indexed 1/10/85. Deutsche Telekom Mobilnet GmbH — T-Mobil (antenna) for 15 years expiring 30 November 2016. Passing rent is €6,135.48 per annum. No indexation. Vodafone D2 GmbH — (antenna) for 20 years expiring 31 December 2021. Passing rent is €4,920.00 per annum. Indexed 0/10/100. O2 Germany GmbH & Co KG — (antenna) for 20 years expiring 23 June 2025. Passing rent is €4,800.00 per annum. Indexed 0/10/100. Takko Modemarkt GmbH & Co KG — (663.91 sqm) expiring 7 January 2012. Passing rent is €79,430.16 per annum. Indexed 1/10/60. Hess GmbH — shoe market (600 sqm) for 10 years expiring 31 December 2012. Passing rent is €63,809.28 per annum. Indexed 0/10/60.	€689,990	€647,300	€7,790,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
18	28259 Bremen Huchting Alte Heerstrasse 4	Bremen, with a population of 544,853, is part of the German state of Bremen. Bremen Huchting is located approximately 10 km from the city centre of Bremen. The property is located on the north side of Huchting. Constructed in 1990, the subject property is arranged over ground floor and one upper floor set under a flat roof. The elevations are of plastered brick. The property consists of the following: Plot size: 4,213 sqm Lettable area: 1,464.00 sqm 1100 car parking spaces	Freehold (Eigentum) The property is let to: Albrecht BGB Gesellschaft — Aldi supermarket (1,044.00 sqm) for 10 years expiring 14 November 2012. Passing rent is €90,953.28 per annum. Indexed 1/10/30. Tenters — bakery (80 sqm) for 18 years expiring 30 November 2006 (presumedly taking a 3-year extension option). Passing rent is €12,721.92 per annum. Indexed 1/10/100. Jochen Rubel — office tenant (120.00 sqm) for 20 years expiring 31 December 2030. Passing rent is €13,485.96 per annum. Indexed 1/10/100. Qiuhua, Wenig — restaurant (220 sqm) for 5 years expiring 4 December 2010. Agreed rent is €13,200 per annum. Indexed 1/5/100.	€133,187	€122,976	€1,610,000
19	03159 Döbern Forster Strasse 77	Döbern, in the federal state of Brandenburg, is a small rural town circa 28km south-east of Cottbus and 12km from the Polish border. Its population is falling (3,972 in December 2004 compared with 4,672 in October 1990) and unemployment is high. The property is located on the main road through the town. (Part of the property is occupied by a bakery, presumed to be a sub-tenant.) Constructed in 2002, the property is of mainly single-storey construction with a first floor of non-retail space to the front. Walls are rendered and painted, beneath a pitched and tiled roof. We understand that the property is comprised of the following: Site Area: 4,530 sqm Lettable Area: 1,037.00 sqm 60 car parking spaces	Freehold (Eigentum) The property is let to: Michael Schels & Sohn GmbH & Co KG — Netto supermarket (1,037.00 sqm) for 15 years expiring 1 November 2017. Passing rent is €105,151.80 per annum. Indexed 1/10/60.	€105,152	€93,330	€1,360,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
20	01904 Neukirch/Lausitz Am Ostbahnhof 5	Neukirch/Lausitz, in the free federal state of Saxony, is a small rural town circa 48km east of Dresden and 5km from the Czech border. The population (of the administrative area) is approximately 5,600 and unemployment is 16.9%. The property is situated towards the south-east fringe of the town on the B98, the main road through Neukirch. (Part of the property is occupied by a bakery, presumed to be a sub-tenant.) Constructed in 2005, the property is of single-storey construction with rendered and painted walls, with some profiled metal, beneath a pitched and tiled roof. We understand that the property is comprised of the following: Site Area: 5,624 sqm Lettable Area: 1,322.05 sqm 100 car parking spaces	Freehold (Eigentum) The property is let to: Lidl Dienstleistungs GmbH & Co KG — supermarket (1,322.05 sqm) for 12 years expiring 2 February 2017. Passing rent is €137,494.92 per annum. Indexed 1/10/60.	€137,495	€126,917	€1,800,000
21	02625 Bautzen Neusalzaer Str. 39a/ Zeppelinstrasse	Bautzen, in the free federal state of Saxony, is a mixed-economy town approximately 65km east of Dresden and 12km north of the Czech border. It has a population of 42,199 (January 2005), compared with c. 52,400 in 1988; unemployment is 19.8%. The property is situated on the B96 towards the southern fringe of the town, in a mixed residential, commercial and industrial area. (Part of the property is occupied by a bakery, presumed to be a sub-tenant.) Constructed in 2004, the property is of single-storey construction with rendered and painted walls, with some profiled metal sheeting, beneath a pitched and tiled roof. We understand that the property is comprised of the following: Site Area: 5,214 sqm Lettable Area: 1,276.83 sqm 85 car parking spaces	Freehold (Eigentum) The property is let to: Lidl Dienstleistungs GmbH & Co KG — supermarket (1,276.83 sqm) for 12 years expiring 1 October 2016. Passing rent is €137,897.64 per annum. Indexed 2/10/60.	€137,898	€122,576	€1,790,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
22	12587 Berlin Müggelseedamm151-155	The property is in the Friedrichshagen district on the eastern fringe of Berlin, approximately 20 km from the centre. Friedrichshagen has a population of 16,740 (December 2004); it forms part of the administrative district of Treptow-Köpenick, which has unemployment of 16.6%. The property is on a busy road in a pleasant residential area which has a full range of retail and service facilities. Constructed in 2004, the property is of single-storey construction with brick walls and profiled metal gables beneath a pitched and tiled roof. We understand that the property is comprised of the following: Site Area: 3,946 sqm Lettable Area: 895.50 sqm 75 car parking spaces	Freehold (Eigentum) The property is let to: Plus Warenhandels GmbH, NL Berlin — supermarket (858.00 sqm) for 15 years expiring 1 October 2019. Passing rent is €142,800.00 per annum. Indexed 2/10/60. Steineckes Heidebrot Backstube GmbH & Co KG — bakery (37.50 sqm) for 5 years expiring 3 October 2009. Passing rent is €12,120.00 per annum. Indexed 2/10/100.	€154,200	€150,246	€2,110,000
23	49196 Bad Laer Up De Heuchte 5/Grüner Weg	Bad Laer, with a population of 9,200, is part of the German state of Lower-Saxony. Bad Laer is located approximately 25 km from Osnabrück. The property is located at the South East side of the city centre of Bad Laer. Constructed in 2001/2003, the subject property is arranged over ground floor and one upper floor set under a pitched roof with tiles. The elevations are of brick with concrete/plaster work. The property consists of the following: Plot size: 12,930 sqm Lettable area: 2,010.00 sqm 158 car parking spaces	Freehold (Eigentum) The property is let to: Lidl Dienstleistungs GmbH — discounter (1,078.05 sqm) for 15 years expiring 30 November 2015. Passing rent is €122,710.08 per annum. Indexed 1/10/60. Anton Schlecker — (225.08 sqm) for 10 years expiring 28 September 2013. Passing rent is €15,360.00 per annum. Indexed 2/10/50. Willi Oberhülsmann — beverage store (706.95 sqm) expiring 31 December 2020. Passing rent is €30,240.00 per annum. Indexed 1/10/60.	€168,310	€179,505	€2,230,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
24	21357 Bardowick Hamburger Landstr./ Schwarzer Weg 46	Bardowick, with a population of almost 6,000 (2004), is part of the German state of Schleswig-Holstein. Bardowick is approximately 25 km from Hamburg. The property is located on the south side of the city centre. The property was under construction at the time of our inspection, the elevations still needed to be finished. According to our information, completion was scheduled for the end of 2005. The property is arranged over ground floor and one upper floor set under a pitched roof. We understand that the property comprises the following: Plot size: 8,000 sqm Net lettable area: 1,996.26 sqm 120 car parking spaces	Freehold (Eigentum) The property is let to: REWE KG a A, NL Norderstedt — (1,996.26 sqm) for 15 years expiring 20 November 2020. Rent agreed € 209,952.00 per annum. Indexed 3/10/65.	€209,952	€227,574	€2,910,000
25	21357 Bardowick Ilmer Weg 2a	Bardowick, with a population of 5,935, is part of the German state of Schleswig- Holstein. Bardowick is located approximately 25 km from Hamburg. The property is located on the south side of the city centre. Constructed in 2004, the subject property is arranged over ground floor and one upper floor set under a pitched roof with tiles. The elevations are of bricks. The property consists of the following: Plot size: 2,811 sqm Lettable area: 977.30 sqm 80 car parking spaces	Leasehold (heritable building right) from 17 July 1969 until 1 June 2064. Ground rent is €10,000.00 per annum. The property is let to: Plus Warenhandels GmbH, NL Verden — supermarket (977.30 sqm, 194.30 sqm of which is storage space) for 12 years expiring 12 September 2016. Passing rent is €113,110.20 per annum. Indexed 1/10/60.	€113,110	€111,412	€1,340,000
26	29319 Celle/Hambühren Ostlandstr. 2a	The property is located on the west side of Hambühren, around 19 km from Celle and 45 km from Hannover. Hambühren is part of the German state Lower-Saxony. The total population of Celle/Hambuhren is 10,148 (2004). Purchasing Power Index (GfK 2005): 108.3 Constructed in 2004, the subject property is a divided over ground floor and one upper floor set under a pitched roof with tiles. The elevations are of brick and steel panels. The property consists of the following: Plot size: 5,026 sqm Lettable area: 1,331.00 sqm 120 car parking spaces	Freehold (Eigentum) The property is let to: Lidl Dienstleistungs GmbH & Co KG — (1,286.00 sqm, 486 of which is storage space) for 15 years expiring 31 October 2019. Passing rent is €146,604.00 per annum. Indexed 1/10/70. Dieter Obenauf — bakery (45.00 sqm) for 11 years expiring 31 October 2015. Passing rent is €12,000.00 per annum. Indexed 1/10/70.	€158,604	€167,820	€2,150,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
27	33175 Bad Lippspringe Detmolder Strasse 222	Bad Lippspringe, with a population of 15,046, is part of the German state of North Rhine-Westphalia. Bad Lippspringe is located approximately 12 km from Paderborn. The property is located at the south west side of Bad Lippspringe. Constructed in 2005, the subject property is arranged over ground floor and one upper floor set under a pitched roof with tiles. The elevations are of brick, concrete and wooden panels. The property consists of the following: Plot size: 3,800 sqm Lettable area: 1,807.00 sqm 120 car parking spaces	Freehold (Eigentum) The property is let to: REWE Dt. Supermarkt KG a.A. — supermarket (1,313.36 sqm) for 10 years expiring 1 June 2015. Passing rent is €138,000.00 per annum. Indexed 2/10/50. KiK Textilien und Non-Food GmbH — clothes retailer (493.35 sqm) for 5 years expiring 28 February 2010. Passing rent is €44,400.00 per annum. Indexed 3/10/100.	€182,400	€183,284	€2,320,000
28	55257 Budenheim Binger Strasse 1	Budenheim is a small commuter town in the Rhineland-Palatinate region with a population of approximately 8,585. Located on the south bank of the Rhine river, the nearest big towns are Mainz, approximately 19km to the south east and Wiesbaden, approximately 12 km to the north. Frankfurt city centre is a 45 minute drive away approximately 48km to the north east via the A66 motorway. The A63 and A60/E42 motorways are also a 5 minute drive to the south of Budenheim providing easy access to the south towards Mannheim and north west to Koblenz respectively. The subject property is located on the eastern edge of the town at the junction of the L423 (Bingerstrasse) which leads to Mainz and Kirchstrasse. Other occupiers within the vicinity include the Chemische Fabrik Budenheim on the northern side of the railway line to the north, Bericap to the east of the property and a CMM garage across the road opposite. The town centre is a 5 minute walk to the west. Constructed in 2004, the property comprises a single storey retail warehouse style building. The property is of a concrete frame construction with painted external elevations incorporating a glazed porch entrance under a double pitched tiled roof. Goods loading is to the side down a ramped entrance with a steel roller shutter door. We understand the property comprises the following: Plot size: 4,910 sqm Lettable area: 1,150.00 sqm 85 car parking spaces	Leasehold (heritable building right) for 35 years expiring 2 May 2039. Ground rent is €48,000.00 per annum. The property is let to: REWE Deutscher Supermarkt Kommanditges. — Minimal supermarket (1,150.00 sqm) for 15 years expiring June 2019. Passing rent is €176,400.00 per annum. Indexed 3/10/60.	€176,400	€172,500	€1,560,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
29	75239 Eisingen Steiner Strasse 25-26	Eisingen is a small rural town with a population of approximately 4,251, located approximately 7.5 km north of Pforzheim in the Baden Wuertemberg region of West Germany. The L621/K4530 provides easy access from Eisingen to the B294 which heads south to Pforzheim and north to Bretten approximately 18 km away. The A8/E52 is within a 10 minute drive providing rapid access southeast to Stuttgart (approximately 45 minutes). The subject property is located on the main road through the centre of the town. The immediate vicinity is predominantly residential with a Total Garage opposite the main vehicle entrance. Constructed in 2003, the property is of a concrete frame construction with rendered elevations under a parapet roof. A separate goods loading entrance is located at the west elevation, with a steel roller shutter door. We understand that the property comprises the following: Plot size: 4,251 sqm Lettable area: 1,346.23 sqm 70 car parking spaces	Freehold (Eigentum) The property is let to: EDEKA Handels GmbH Südwest — SPAR supermarket (1,346.23 sqm) for 15 years expiring December 2018. Passing rent is €164,781.48 per annum. Indexed 1/10/60.	€164,781	€161,548	€2,250,000
30	72479 Strassberg- WinterlingenEbingerstrasse	Strassberg and Winterlingen are small adjacent towns located in the Baden- Wuertemberg region, with a population of approximately 6,400. Strassberg is situated in a valley, with Winterlingen situated on the plateau above. Ebinger Strasse is the main road (B463/L415) linking the two towns. The A81/E41 motorway is approximately 47 km north west which leads north to Stuttgart and south to the Swiss border. Beyond Albstadt, it links up with the B27 which heads to Stuttgart approximately 88 km north of Strassberg-Winterlingen. The subject property is located on the western outskirts of Winterlingen. Occupiers in close proximity include; Gulde, Beck, Autoservice Beck and Linder Metalveredelung. Constructed in 2000, the building is of a concrete frame construction with rendered elevations under a pitched tiled roof. Part of the elevations are clad with plastic profile sheeting. There is a separate goods loading entrance with a steel roller shutter door at the west elevation next to the main vehicle entrance. We understand that the property comprises the following: Plot size: 6,400 sqm Lettable area: 1,117.00 sqm 90 car parking spaces	Freehold (Eigentum) The property is let to: Netto Marken Discount Gmbh & Co OHG — Netto supermarket (1,117.00 sqm) for 15 years expiring 31 July 2015. Passing rent is €108,283.08 per annum. Indexed 1/10/60.	€108,283	€113,934	€1,440,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
31	59302 Oelde-Stromberg Oelder Tor 49	Stromberg (Oelde) is part of the German state of North Rhine Westphalia. We estimate the total population of Stromberg at around 3,000. The property is located on the west side of the city centre of Stromberg, around 4 km from Oelde and 75 km from Dortmund. On inspection, the subject property was found to be under construction. According to our information, it has been completed in the meantime. We understand that the property comprises the following: Plot size: 8,590 sqm Lettable area: 1,721.00 sqm 140 car parking spaces	Freehold (Eigentum) The property is let to: Aldi Immobilienverwaltung GmbH & Co KG — Aldi supermarket (1,030.58 sqm) for 10 years expiring 12 March 2016. Rent agreed €92,752.20 per annum. Indexed 5/10/50. Heinrich GmbH & Co. KG — beverage store (631.43 sqm) for 10 years expiring 12 March 2016. Rent agreed €37,885.80 per annum. Indexed 4/10/70. Bäckerei Großerode GmbH — bakery (58.61 sqm) for 10 years expiring 09 March 2016. Rent agreed €18,000.00 per annum. Indexed 4/10/70.	€148,638	€160,588	€1,920,000
32	06773 Gräfenhainichen Rosa-Luxemburg-Strasse 68 a-b	Gräfenhainichen, in the federal state of Saxony-Anhalt, is approximately 25 km south of the Lutherstadt Wittenberg, circa 60 km north of Leipzig and circa 140 km south-west of Berlin. Its population of 7,900 (June 2003) is falling and unemployment is over 20%. The property is on one of the main roads through Gräfenhainichen, approximately 1 km to the south-east of the town centre on the edge of a new low-density housing area. According to our information, the property was completed in December 2005. It consists of two separate buildings, both of single-storey construction with brick curtain walling beneath pitched and tiled roofs. We understand that the property comprises the following: Plot size: 8,265 sqm Lettable area: 1,414.00 sqm 112 car parking spaces	Freehold (Eigentum) The property is let to: Plus Warenhandelsgesellschaft mbH — supermarket (930.00 sqm) for 13 years expiring 28 November 2018. Rent agreed €97,200.00 per annum. Indexed 2/10/60. Erntebrot GmbH, Bäckerei Döbeln — bakery (35.00 sqm) for 10 years expiring 30 November 2015. Rent agreed €10,800.00 per annum. Indexed 2/10/80. WVG Getränkefachgrosshandel GmbH — beverage store (414.00 sqm) for 10 years expiring 28 December 2015. Rent agreed €33,780.00 per annum. Indexed 2/10/65. Olaf Blaszellner — imbiss (35.00 sqm) for 1 year expiring 30 November 2006. Rent agreed €2,400.00 per annum. Indexed 0/5/100.	€144,180	€135,888	€1,860,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
33	97688 Bad Kissingen Sieboldstrasse 1	Bad Kissingen, in the free federal state of Bavaria, is a well-known spa town with a population of 21,783, located approximately 150 km east of Frankfurt and 63 km south of Fulda. Tourism, health tourism and medical services are an important part of the economy. The property is prominently situated in a new commercial estate being developed on the site of former US barracks (closed 1994) towards the northern fringe of the town. According to our information, the property was completed in November 2005. It is a single-storey structure with concrete panel walls under a mainly flat roof. We understand that the property comprises the following: Plot size: 10,153 sqm Lettable area: 3,370.00 sqm 175 car parking spaces	Freehold (Eigentum) The property is let to: Dänisches Bettenlager — furniture retailer (865.00 sqm) for 10 years expiring October 2015. Rent agreed €72,660.00 per annum. Indexed 2/10/70. Fressnapf — pet food (600.00 sqm) for 10 years expiring November 2015. Rent agreed €50,400.00 per annum. Indexed 2/10/60. Kienast-Schuhe — shoes (440.00 sqm) for 10 years expiring November 2015. Rent agreed €44,880.00 per annum. Indexed 3/10/60. KIK — textile discounter (525.00 sqm) for 10 years expiring November 2015. Rent agreed €59,787.00 per annum. Indexed 2/10/50. Tedi — retailer (425.00 sqm) for 10 years expiring November 2015. Rent agreed €43,299.00 per annum. Indexed 2/10/50. Logo/Heurich — retailer (515.00 sqm) for 10 years expiring November 2015. Rent agreed €44,496.00 per annum. Indexed 2/10/60.	€315,522	€323,520	€4,100,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
34	97500 Ebelsbach An der Lohwiese 4	Ebelsbach is a small rural town of 3,992 inhabitants (2004) located approximately 80 km to the north of Nuremberg. The property, a modern *shopping centre*, is situated on a mixed retail and commercial park on the edge of the town just off the B26 and is visible from this main road. The property is bounded by An der Lohwiese and Setzgraben Strasse. Other nearby properties include a Norma supermarket, a REWE and residential area. Constructed in 2004, the shopping centre property comprises two stand-alone buildings arranged in an L-shape and a surface car park, on an approximately rectangular plot. Both buildings are similar in construction, apparently consisting of a reinforced concrete framed structure filled with vertically perforated bricks and a reinforced concrete frame structure with a flat roof for the hall. We understand that the property comprises the following: Plot size: 8,718 sqm Lettable area: 2,623.17 sqm 120 car parking spaces	Freehold (Eigentum) The property is let to: Plus Warenhandels GmbH — supermarket (987.00 sqm) for 12 years expiring December 2016. Passing rent is €105,600.00 per annum. Indexed 3/10/50. KiK Textilien und Non-Food GmbH — clothes retailer (438.47 sqm) for 10 years expiring November 2014. Passing rent is €44,418.00 per annum. Indexed 1/10/70. Manz-Fortuna Schuhfabrik GmbH — *shoe shop (578.70 sqm)* for 5 years expiring June 2010. Passing rent is €34,722.00 per annum. Indexed 0/10/80. Hubert Stussak — grocer (177.00 sqm) for 10 years expiring December 2014. Passing rent is €29,400.00 per annum. Indexed 0/10/60. Büro & Design Georg Greb — shop (230.00 for 10 years expiring August 2013. Passing rent is €19,110.00 per annum. Indexed 0/5/100. Anton Schlecker — drugstore (209.00 sqm) for 10 years expiring November 2014. Passing rent is €17,880.00 per annum. Indexed 3/10/50.	€252,156	€253,253	€3,270,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
35	36304 Alsfeld Grünberger Strasse 82	Alsfeld is a town of almost 18,000 inhabitants (2004), with a population density of approximately 138 people per square kilometre. Alsfeld is located approximately 102 km to the north east of Frankfurt and 448 km to the south west of Berlin, within 2 km of junction 5 of the A5 motorway. The property is situated in a mixed commercial zone on the B49 main trunk road into Alsfeld, adjacent to a recently completed Aldi supermarket and an old car service centre. Opposite the property is a Logo beverage market. Other nearby uses include a Lidl supermarket and numerous car showrooms. At the time of our inspection, the property was in the early stages of construction. We understand that it was completed in March 2006. The wider site had been levelled and a concrete platform laid, upon which a reinforced concrete frame was being erected with vertically perforated brick elevations. We understand that the property comprises the following: Plot size: 6,085 sqm Lettable area: 1,565.00 sqm 100 car parking spaces	Freehold (Eigentum) The property is let to: REWE Deutscher Supermarkt KGaA — supermarket (1,042.00 sqm) for 15 years expiring May 2021. Rent agreed €139,776.00 per annum. Indexed 1/0/30. KiK Textilien und Non-Food GmbH — discount fashion retailer (530.40 sqm) for 10 years expiring May 2016. Rent agreed €57,960.00 per annum. Indexed 1/10/60.	€197,736	€200,966	€2,650,000
36	95339 Neuenmarkt-Wirsberg Wirsberger Strasse	Neuenmarkt is a village of just over 2,000 inhabitants (2004) located approximately 251 km to the north of Munich and 103 km to the north east of Nuremberg. Neuenmarkt is situated approximately 10 km north of junction 39 of the A9 motorway, just off the B303. The property is situated in an edge of town location at the junction of Wirsberger Strasse and Aus der Höh. Adjacent to the property is an E-Aktiv Markt, and a REWE supermarket is situated approximately 1 km. There is a reasonable residential catchment in the locality of the property. At the time of our inspection, the property was in the early stages of construction. We understand that it was completed in March 2006. We understand that the property comprises the following: Plot size: 6,546 sqm Lettable area: 1,450.00 sqm 95 car parking spaces	Freehold (Eigentum) The property is let to: Norma GmbH & Co KG — discounter (1,050.00 sqm) for 15 years expiring 08 December 2015. Rent agreed €103,320.00 per annum. Indexed 1/10/65. Markgrafen Getränke GmbH — beverage store (475.00 sqm, including ca. 75 sqm of storage space) for 10 years expiring 08 December 2015. Rent agreed €34,800.00 per annum. Indexed 1/10/65.	€138,120	€131,940	€1,780,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
37	32657 Lemgo Leopoldstrasse	Lemgo is a historic town of approximately 27,150 inhabitants (2004) located circa 375 km to the west of Berlin, 201 km to the north east of Dusseldorf and 87 km to the south west of Hannover. Offices appear to be the predominant use on the west side of Leopoldstrasse, opposite the subject property, with a small Aldi supermarket with car park occupying the corner plot at the junction of Leopoldstrasse and Schützenwete. The tone of Leopoldstrasse becomes increasingly retail focused moving southwards from the subject property with increasing proximity to the town centre. A recreation ground and residential neighbourhood is located further to the east of the property. The property is situated on Leopoldstrasse, just off the B238, approximately 10 km from junction 28 of the A2 motorway. The property occupies much of an island plot bounded by Leopoldstrasse to the west, Pideritstrasse to the north and Schützenwete to the south. At the time of our inspection, the property was in the early stages of construction, with the site in the process of being prepared for development. We understand that it was completed in March 2006. We understand that the property comprises the following: Plot size: 4,223 sqm Lettable area: 1,082.00 sqm 76 car parking spaces	Part Freehold (Eigentum) and Part Leasehold under following agreement: Schützengesellschaft Lemgo von 1575 e.V. — Ground Rent for 15 years expiring April 2021. Rent agreed €6,534.00 per annum. Indexed 0/0/100. The property is let to: Plus Warenhandelsgesellschaft mbH — supermarket (1,017.00 sqm) for 15 years expiring April 2021. Rent agreed €140,400.00 per annum. Indexed 1/10/60. Schäfer's Brot & Kuchen Spezialitäten GmbH — bakery (65.00 sqm) for 10 years expiring April 2016. Rent agreed €16,800.00 per annum. Indexed 1/10/70.	€157,200	€159,846	€2,000,000
38	92690 Pressath Bahnhofstrasse 35	Pressath is a small rural town of almost 4,680 inhabitants (2004) located approximately 90 km to the north east of Nuremberg and 40 km to the south east of Bayreuth. Pressath is situated on the B299 approximately 20 km to the north west of junction 23 of the A93 motorway and 40 km to the east of junction 44 of the A9 motorway. Constructed in 1985 and subsequently extended in 1995, the property is arranged over a single storey. The property is a reinforced concrete frame structure, with elevations in prefabricated reinforced concrete panels. The property has a pitched metal-sheet roof. Internally, the REWE supermarket has tiled floors and suspended tiled ceilings with hanging fluorescent strip lights. We understand that the property comprises the following: Plot size: 6,546 sqm Lettable area: 1,565.00 sqm. The property has a parking lot for approximately 100 cars.	Freehold (Eigentum) The property is let to: REWE *Zentral AG Hungen* — supermarket tenant with 3 separate leases (total of 1,483.00 sqm), each for 10 years expiring 30 September 2016. Total rent agreed €145,783.00 per annum. Indexed 1/10/60. Bäckerei Brunner GmbH & Co.KG — bakery (35.00 sqm) expiring January 2008. Rent agreed €11,685.00 per annum. Indexed 1/10/50. Hausner & Peugler Fleisch- u. Wurst — butchery (48.00 sqm) expiring December 2011. Rent agreed €11,685.00 per annum. Indexed 1/10/50.	€201,435	€214,601	€2,510,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
39	57299 Burbach Marktplatz 2	Burbach is a rural town of almost 15,000 inhabitants (2005) located approximately 32 km to the southeast of Siegen, 95 km to the southeast of Bonn, 73 km to the northeast of Koblenz and 158 km to the southeast of Düsseldorf. Burbach is situated approximately 6 km to the west of junction 24 of the A45 motorway. The property is situated on Marktplatz within 50m of Naussauische Strasse, the commercial town centre of Burbach. Other commercial occupiers in the vicinity of the subject property include Tedi, a driving school, a Sparkasse, a pharmacy and a bar. The property benefits from an excellent parking provision combined with a town centre location and immediate residential catchment area. Constructed in 2003, the property comprises a two storey building, the upper floor of which is excluded from our valuation, being held by the municipality under a heritable building right. Retail uses are located at ground floor level, and a gym and roof top parking (heritable building right) are located at first floor level. The property has approximately 130 surface parking spaces to its front. The property is of reinforced concrete frame construction with rendered façades under a pitched, tiled roof. We understand that the property comprises a lettable area of 3,410.00 sqm and has a parking lot for approximately 130 cars.	Freehold (Eigentum) The property is let to: KIK Textilien — discount fashion retailer (299.00 sqm), expiring September 2013. Total rent agreed €31,736.00 per annum. Indexed 1/10/70. Norma — discounter (885.00 sqm) expiring November 2013. Rent agreed €67,200.00 per annum. Indexed 2/10/60. REWE — supermarket (2,226.00 sqm) expiring October 2018. Rent agreed €273,240.00 per annum. Indexed 2/10/60.	€372,176	€370,184	€5,000,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
40	07937 Zeulenroda Heinrich Heine Strasse 86	Zeulenroda is an East German town of almost 14,160 inhabitants (2004) located approximately 276 km to the south west of Berlin, 344 km to the east of Frankfurt and 87 km to the south west of Chemnitz. Constructed in 1993, the property is situated on the boundary of a residential neighbourhood and commercial zone (office and industrial uses), approximately 17 km from junction 28 of the A9 motorway. It is of concrete frame construction with elevations in plastic sheeting, under a red tiled roof. We understand that the property comprises the following: Plot size: 5,012 sqm Lettable area: 1,252.60 sqm 76 car parking spaces	Freehold (Eigentum) The property is let to: REWE & Co. oHG, NL Rüsseina, Standort Hof — Penny supermarket (800.00 sqm) for 14 years expiring December 2010. Passing rent is €106,709.88 per annum. Indexed 1/10/60. Daums Backstube, Berhard Daum — bakery (43.52 sqm) for 10 years expiring December 2007. Passing rent is €9,510.00 per annum. No indexation. Fleischerei Ulrich Löffler — grocer (130.00 sqm) for 14 years expiring December 2010. Passing rent is €25,484.88 per annum. Indexed 1/10/100. Michaela Augustin — florist (110.00 sqm) for 14 years expiring December 2010. Passing rent is €14,641.92 per annum. Indexed 1/10/100. Getränke Grüner KG — beverage market (169.08 sqm) for 14 years expiring December 2010. Passing rent is €16,012.44 per annum. Indexed 1/10/100.	€172,359	€145,019	€1,870,000

Ref. No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
41	68623 Lampertheim, Otto-Hahn-Strasse 18	Lampertheim is an industrial town of almost 32,050 inhabitants (2004) situated on the outskirts of Mannheim which is located approximately 71 km to the south of Frankfurt, 153 km to the north west of Stuttgart and 130 km to the north east of Saarbrucken. The property is situated on a mixed commercial/industrial estate on the edge of the town, approximately 7.5 km from A6 motorway just off the B44 which meets the A6 motorway at junction 24. Constructed in 2003, the property is of concrete frame construction with plastered and painted elevations under a gently-pitched corrugated metal roof. We understand that the property comprises the following: Plot size: 6,841 sqm Lettable area: 2,103.91 sqm 124 car parking spaces	Freehold (Eigentum) The property is let to: REWE Handelsgesellschaft Leibbrand oHG — MiniMal supermarket and beverage market (2,103.91 sqm) for 10 years expiring December 2013. Passing rent is €236,644.56 per annum. Indexed 1/10/50.	€236,645	€239,846	€3,000,000

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27 November 06

Valuation Report

Estimate of Market Value in accordance with the definition and guidance as settled by the Royal Institution of Chartered Surveyors of

The Direct Investment *Portfolio:*
303-Property Portfolio, Multiple Locations, Germany

Effective Dates of Appraisal

Valuation Date:	**31 December 2005**
Date of completion of this report:	**27 November 2006**

Clients:

The Directors
Eurocastle Investment Limited
Regency Court
Glategny Esplanade
St Peter Port
Guernsey, GY1 1WW

Morgan Stanley & Co International Limited
25 Cabot Square
Canary Wharf
London, E14 4QA

Deutsche Bank AG
Winchester House
Great Winchester Street
London, EC2N 2DB

Goldman Sachs International
Peterborough Court
133 Fleet Street
London, EC4A 2BB

Lehman Brothers International (Europe)
25 Bank Street
London, E14 5LE

Fortress Investment Group LLC
1345 Avenue of the Americas
47th Floor
New York, NY 10105

Prepared by

CB Richard Ellis GmbH ("CBRE")
Feuerbachstrasse 26-32
60325 Frankfurt/Main
Germany

CBRE is a limited company (*Gesellschaft mit beschränkter Haftung*) incorporated under the laws of Germany with registered number 13347. CBRE was incorporated on 3 April 1973 and has its registered office at the address set out above. The telephone number of the registered office is +49 06917 00770. CBRE is not regulated but employs RICS and Hypzert qualified valuers in its valuation department.

Date of Issue

27 November 2006

Signed Copy No:

Ladies and Gentlemen,

VALUATION OF THE DRIVE PORTFOLIO (303 PROPERTIES THROUGHOUT GERMANY)

1 Instructions

In accordance with instructions received from Eurocastle Investment Limited (the "Company") on 4 July 2006, we have made relevant enquiries in order to provide our opinion of Market Value for the investment properties as described in the Schedule (the "Properties") as at 31 December 2005 (the "Valuation Date") of the freehold (*Eigentum*) interests with the report delivery date being 27 November 2006. We must point out that this comprises an update of a valuation carried out by CBRE Germany last year (date of valuation 8 November 2005) in the course of which all the properties were inspected. No further inspections have been carried out for the purposes of this revaluation.

This Valuation Report has been prepared for the purpose of inclusion in the prospectus to be published by the Company (the "Prospectus") in connection with the admission of additional shares (Kapitalerhöhung) of the Company to listing on Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities ("Admission").

2 The Properties

The Properties we have valued are listed and briefly described in the Schedule attached to this Valuation Report (the "Schedule"). Each property identified in the Schedule has been valued individually, and not as part of a portfolio.

The subject portfolio comprises 303 freehold equivalent (*Eigentum*) properties.

3 Basis of Valuation

Our valuations have been carried out in accordance with The Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards (5th Edition), (the "Red Book") and in accordance with the relevant provisions of the current Prospectus Rules. They have been undertaken by External Valuers, as defined in the Red Book.

In accordance with the Financial Service Authority's current Prospectus Rules we have prepared our valuations in accordance with the Red Book on the basis of Market Value, which is defined in the Red Book, as follows:

"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

4 Valuations

On the bases outlined in this Valuation Report, we are of the opinion that the Market Value of each individual freehold property as at 31 December 2005, subject to and with the benefit of the various occupational leases or assumed occupational leases, as summarised in the Schedule, is as stated against that property in the Schedule.

Our valuations are exclusive of any VAT.

The aggregate of the said individual Market Values of the Properties as at 31 December 2005 is €2,049,025,000 (Two Billion, Forty Nine Million and Twenty Five Thousand Euros):

Total	Portfolio	€2,049,025,000
Total	Net Rent Receivable	€115,833,564
Total	Estimated Net Rental Value	€108,840,295

The aggregate of the individual Market Values of the Properties assessed in the original valuation, as at 8 November 2005, was €2,049,025,000 (Two Billion, Forty Nine Million and Twenty Five Thousand Euros).

5 Special Assumptions

We have made the following Special Assumptions:

The information provided to us by Eurocastle Investment Limited and Fortress Investment Group, upon which we have been instructed to rely, is a true and accurate reflection of the tenure, building details, floor areas, and leases in place.

6 Transaction Costs

No allowances have been made for any expenses of realisation nor for taxation which might arise in the event of a disposal of a Property. Our valuations are, however, net of acquisition costs.

7 Net Annual Rent Receivable

In the Schedule, we set out our estimates of the net annual rent currently receivable reflecting the sum of the contractually agreed rental payments receivable from the Properties as at 31 December 2005. In providing these estimates, we define "Net Annual Rent Receivable" as "the current income or income estimated by the valuer:

i. ignoring any special receipts or deductions arising from the Property;

ii. excluding Value Added Tax and before taxation (including tax on profits and any allowances for interest on capital or loans); and

iii. after making deductions for superior rents (but not for amortisation), and any disbursements including, if appropriate, expenses of managing the Property and allowances to maintain it in a condition to command its rent".

In accordance with German market conventions the Properties are not let on effective full repairing and insuring leases in accordance with UK market conventions and as such the Net Annual Rent receivable does not reflect any appropriate allowance for disbursements.

8 Estimated Net Annual Rent

Section 4 sets out our opinion of the current Estimated Net Annual Rent, which is our opinion of the best rent at which a letting of the portfolio would have been completed at the Valuation Date assuming:

a. a willing landlord;

b. that, prior to the Valuation Date, there had been a reasonable period (having regard to the nature of the Property and the state of the market) for the proper marketing of the interest, for the agreement of the rent and other letting terms and for the completion of the letting;

c. that the state of the market, levels of values and other circumstances were, on any earlier assumed date of entering into an agreement for lease, the same as on the Valuation Date;

d. that no account is taken of any additional bid by a prospective tenant with a special interest;

e. that the length of term and principal conditions assumed to apply to the letting and the other lease terms are not exceptionally onerous or beneficial for a letting of the type and class of Property; and

f. that both parties to the transaction had acted knowledgeably, prudently and without compulsion.

In section 4, we have stated the current Estimated Net Annual Rent. In all cases, we have considered the Properties in their current specification and assuming good repair and condition or have made such deductions in respect of necessary maintenance and refurbishment as assumed in the calculation.

9 Assumptions and Sources of Information

Except where we have been informed otherwise or are aware from our investigations, we have made the following assumptions in accordance with our instructions:

We accept as being accurate and complete the information provided to us by the Company, its agents and its legal advisers relating to items such as tenure, tenancies, tenants' improvements, areas and all other relevant matters. We have assumed that the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations.

In particular, CBRE has relied upon the Legal Report prepared by Freshfields, the Technical & Environmental Report prepared by THP as well as the online Data Room prepared by the vendor.

9.1 Floor Areas

We have not measured the Properties but have relied on floor area information provided to us by the client as being accurate and complete and in accordance with German industry standards.

9.2 Plant and Machinery

Our valuation includes those items usually regarded as forming part of the building and comprising landlord's fixtures, such as boilers, heating, lighting, sprinklers and ventilation systems and lifts but generally exclude process plant, machinery and equipment and those fixtures and fittings normally considered to be the property of the tenant.

Where the property is valued as a fully equipped operational entity our valuation includes trade fixtures and fittings and equipment necessary to generate the turnover and profit and it is assumed that these are owned and not leased.

9.3 Environmental Investigations and Ground Conditions

In preparing our valuations CBRE has entirely relied on the abovementioned Technical and Environmental Due Diligence Reports provided by THP. CBRE has not verified these Reports and does not accept any liabilities with regards to the correctness or completeness of THP' findings. If, however, some parts are not covered by these reports CBRE has assumed that no contaminative or potentially contaminative use is, or has ever been, carried out at the property.

Unless specifically instructed, we will not undertake any investigation into the past or present uses of either the properties or any adjoining or nearby land parcels, to establish whether there is any potential for contamination from these uses and assume that none exists.

Should it, however, be subsequently established that such contamination exits at any of the properties or on any adjoining land parcels or that any premises have been or are being put to contaminative use, this may have a detrimental effect on the values reported.

9.4 Inspections

The properties were inspected by CBRE Germany in the course of the original valuation. The inspections commenced 8 November and ended 22 November 2005. We have assumed that no material changes to the properties have taken place in the period since they were last inspected.

9.5 Structural Surveys

We have not carried out building surveys, tested services, made independent site investigations, inspected woodwork or exposed parts of the structure which were covered, unexposed or inaccessible. We are unable, therefore, to give any assurance that the properties are free from defect or whether or not any deleterious or hazardous materials or techniques have been used or are present in any part of the properties. We have reviewed a copy of the Technical and Environmental Due Diligence Reports prepared by THP and have relied upon these. CBRE has not verified these Reports and does not accept any liabilities with regards to the correctness or completeness of THP' findings.

9.6 Legal Requirements/Consents and Authorisation for the Use of the Property

Investigations of the compliance of the properties with legal requirements (including (permanent) planning consent, building permit, acceptance, restrictions, building-, fire-, health- and safety regulations etc.) or with any existing private-law provisions or agreements relating to the existence and use of the site and building have not been carried out.

In preparing our valuations, we have assumed that all necessary consents and authorisations for the use of the properties and the processes carried out at the properties are in existence, will continue to subsist and are not subject to any onerous conditions.

9.7 Tenure and Tenancies

CBRE has not checked the titles of the properties and therefore entirely relies upon the information contained in the Legal Report provided by Freshfields as to the property, title, tenure, tenancies, permitted uses and related matters. CBRE assumes such information to be accurate, up-to-date and complete. Where possible, this information has been confirmed at our inspection. CBRE assumes that the interest being valued is in all respects good and marketable. Unless the contrary is stated these findings have been reflected in our report.

No account has been taken of any mortgages, debentures or other security which may now or in the future exist over any of the Properties.

9.8 Tenants

No investigations have been carried out concerning either of the status of payments of any contractually agreed rent or ground rent at the date of valuation, or of the creditworthiness of any tenant(s). Unless information to the contrary is brought to our attention, it will be assumed that there are no outstanding rental payments and that there are no reservations concerning the creditworthiness of any of the tenants.

9.9 Taxes, Contributions, Charges

Unless information to the contrary is brought to our attention, it will be assumed that all public taxes, contributions, charges etc. which could have an effect on values will have been levied and paid as at the date of valuation.

9.10 Insurance Policy

Unless information to the contrary is brought to our attention, it will be assumed that the subject properties are covered by valid insurance policies that are adequate both in terms of the sum assured and the types of potential loss covered.

9.11 Town Planning and Road Proposals

Unless information to the contrary is brought to our attention, it will be assumed that the properties are not adversely affected by town planning or road proposals.

9.12 Assumptions Regarding the Future

For the purpose of determining the market values of the subject properties, it will be assumed that the existing business will continue (as regards both manner and extent of usage of the subject properties) for the remainder of the useful life determined for the buildings, or that comparable businesses would be available to take over the use of the subject properties.

Where there is high voltage electricity supply apparatus in close proximity to the properties, unless, otherwise stated, we will not take into account any likely effect on future marketability and value due to any change in public perception of the health implications.

9.13 Pending Litigation, Legal Restrictions (Easements on Real Estate, Rent Regulations etc.)

Unless information to the contrary is brought to our attention, it will be assumed that the properties are free from any pending litigation, that the real estate is unencumbered and that there are no other legal restrictions such as easements on real estate, rent regulations, restrictive covenants in leases or other outgoings which would adversely affect values.

10 Publication

Neither the whole nor any part of our report, nor any reference thereto, may be included in any published document, circular or statement, nor published in any way nor disclosed orally to a third party, without our written approval of the form and context of such publication or disclosure. Such approval is required whether or not CB Richard Ellis are referred to by name and whether or not the report is combined with others.

Yours faithfully

ULF BUHLEMANN *FRICS*
DIRECTOR — VALUATION

For and on behalf of
CB Richard Ellis GmbH

JACOB VOLCKERTS
DIRECTOR — IAS

For and on behalf of
CB Richard Ellis GmbH

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 14045 **ZIP: 61462** **Königstein/Ts.** **Hardtbergweg 7a** **Hessen**	Königstein is situated in the Natural Park "Hochtaunus" between wooded hills and has the image of being one of the most preferred communities to live in in Rhine-Main-Area. Well situated, decision makers like the short driving distance (approx. 25 minutes and only 3 or 4 red lights) to Frankfurts CPD, the good education of their children in three excellent high schools and the more family orientated community life. This impressive modern villa is located in a reputable residential area of Königstein. The access to this area is quicker, easier and with less traffic jams than others. Two highschools are only 5 minutes footwalk away and the inner city pedestrian zone and the suburban railway station only approx. 10 minutes. The generous site at the gently inclined Hartbergweg provides 1,451 sqm tapered towards East. A courtyard on street level enables one to drive directly in front of the entrance. A garage for two cars is located on the garden level. The exterior and interior fit-out seem to be of a good standard. The total net area comprises: Residential 316 sqm. Of the total net area of 316 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	€44.789	€45.534	€940.000
ID: 14080 **ZIP: 61350** **Bad HomburgHeinrich-v.-Kleist-Straße 27** **Hessen**	Bad Homburg is located north of Frankfurt near the Taunus hills. The property is located in the best and exclusivest area the "Hartwald", *which is probably one* of the best living areas in Hessen. The city centre is 10minutes' walking distance. The infrastructure is good. The suburban train "S 5" takes in 20 minutes to Frankfurt Very exclusive villa with shutters and old trees in the garden. It offers a main building and two smaller buildings with a possible use as guest houses. The total net area comprises: Residential 533 sqm. Parking (inside) 2 spaces. Of the total net area of 533sqm there are 533 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	€00	€117.422	€1.970.000
ID: 14082 **ZIP: 39261** **Zerbst** **Jeversche Straße** **4-6** **Sachsen-Anhalt**	The property is located about 1 km south of Zerbst inner city on a 2 lane road. There are predominantly refurbished old buildings in the area, some of which are mixed residential/commercial, most are commercial. Distance to highway is about 15 km. The property consists of 2 units: the first (Nrs. 6 and 6a) is a 4 floored plastered building with fitted-out attic, retail units on the ground floor (one of which is vacant) and residential units on the upper floors. A pathway leads to parking lots to the back of this building, the condition of this unit is good to medium. The second unit seems to be an office or mixed use building with 3floors; this unit is in modest condition and appears completely vacant. The total net area comprises: Retail 60 sqm, Residential 180 sqm. Of the total net area of 240 sqm there are 30sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.5 Years	€9.000	€10.440	€100.000
ID: 14100 **ZIP: 38820** **Halberstadt** **I: Fischmarkt 12,12a,b** **Sachsen-Anhalt**	The property is located in the city center of Halberstadt. The city is located in Saxony-Anhalt about 60 km southeast of Brunswig and 50 km southwest of Magdeburg. The surrounding area is dominated by retail usage and there is a market place in front of the building. The city of Halberstadt has a nice city centre which attracts a lot of tourism. The 5 to 6-storey building has a plastered facade and is in a very good condition. The asset no. 23321, 14100, 14101, 14102, 14103 and 14104 are connected and form an "L" shaped building. There is another retail building connected at Fischmarkt; the tenants there are H&M and a drugstore. In the back of the building there is an underground garage. The building has residential and office units on the upper floors and retail units on the ground floor. The total net area comprises: Office 995 sqm, Retail 560sqm, Storage 27 sqm. Of the total net area of 1581sqm there are 593 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.7 Years	€150.150	€183.762	€2.430.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 14101 **ZIP: 38820** **Halberstadt** **III: Hoher Weg 11a,b** **Sachsen-Anhalt**	The property is located in the city centre of Halberstadt. The city is located in Saxony-Anhalt about 60 km southeast of Brunswig and 50 km southwest of Magdeburg. The surrounding area is dominated by retail usage and there is a market place in front of the building. The city of Halberstadt has a nice city centre which attracts a lot of tourism. The 5 to 6-storey building has a plastered facade and is in a very good condition. The asset nos. 23321, 14100, 14101, 14102, 14103 and 14104 are connected and form an "L" shaped building. There is another retail building connected at Fischmarkt; the tenants there are H&M and a drugstore. In the back of the building there is an underground garage. The building has residential and office units on the upper floors and retail units on the ground floor. The total net area comprises: Office 1184 sqm, Retail 212 sqm, Storage 70 sqm. Of the total net area of 1466sqm there are 59 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.8 Years	€153.798	€142.955	€1.960.000
ID: 14102 **ZIP: 38820** **Halberstadt** **IV: Hoher Weg 12,12a-d** **Sachsen-Anhalt**	The property is located in the city centre of Halberstadt. The city is located in Saxony-Anhalt about 60 km southeast of Brunswig and 50 km southwest of Magdeburg. The surrounding area is dominated by retail usage and there is a market place in front of the building. The city of Halberstadt has a nice city centre which attracts a lot of tourism. The 5 to 6-storey building has a plastered facade and is in a very good condition. The asset nos. 23321, 14100, 14101, 14102, 14103 and 14104 are connected and form an "L" shaped building. There is another retail building connected at Fischmarkt; the tenants there are H&M and a drugstore. In the back of the building there is an underground garage. The building has residential and office units on the upper floors and retail units on the ground floor. The total net area comprises: Office 1635 sqm, Retail 290 sqm, Storage 48 sqm, Residential 231 sqm, Parking (inside) 12 spaces. Of the total net area of 2205 sqm there are 229 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.8 Years	€201.906	€211.177	€2.820.000
ID: 14103 **ZIP: 38820** **Halberstadt** **V: Hoher Weg 13,13a-e** **Sachsen-Anhalt**	The property is located in the city centre of Halberstadt. The city is located in Saxony-Anhalt about 60 km southeast of Brunswig and 50 km southwest of Magdeburg. The surrounding area is dominated by retail usage and there is a market place in front of the building. The city of Halberstadt has a nice city centre which attracts a lot of tourism. The 5 to 6-storey building has a plastered facade and is in a very good condition. The asset nos. 23321, 14100, 14101, 14102, 14103 and 14104 are connected and form an "L" shaped building. There is another retail building connected at Fischmarkt; the tenants there are H&M and a drugstore. In the back of the building there is an underground garage. The building has residential and office units on the upper floors and retail units on the ground floor. The total net area comprises: Retail 336 sqm, Residential 1581 sqm, Parking (inside) 1 space. Of the total net area of 1917 sqm there are 202 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.1 Years	€144.453	€160.394	€2.270.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents *Receivable* €	Estimated Net Annual *Rent* €	Net Market Value €
ID: 14104 **ZIP: 38820** **Halberstadt** **VI: Hoher Weg 14, 14a-d** **Sachsen-Anhalt**	The property is located in the city centre of Halberstadt. The city is located in Saxony-Anhalt about 60 km southeast of Brunswig and 50 km southwest of Magdeburg. The surrounding area is dominated by retail usage and there is a market place in front of the building. The city of Halberstadt has a nice city centre which attracts a lot of tourism. The 5 to 6-storey building has a plastered facade and is in a very good condition. The asset nos. 23321, 14100, 14101, 14102, 14103 and 14104 are connected and form an "L" shaped building. There is another retail building connected at Fischmarkt; the tenants there are H&M and a drugstore. In the back of the building there is an underground garage. The building has residential and office units on the upper floors and retail units on the ground floor. The total net area comprises: Retail 863 sqm, Storage 33sqm, Residential 2169 sqm, Of the total net area of 3065 sqm there are 730 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.3 Years	€154.452	€292.511	€3.930.000
ID: 14105 **ZIP: 61348** **Bad Homburg** **Heuchelheimer Straße 9** **Hessen**	Bad Homburg is north of Frankfurt near the Taunus Hills. The property is located at one of the main thoroughfares just northwest of the main pedestrian zone of Bad Homburg. The vicinity is predominantly of residential nature but is regarded as a good location. Public transport is easily reached (bus stop 50 m). The 2 storey mixed use (residential with some office elements) 1980's building with a plastered facade is 100% vacant. The facade needs some repainting. Other than that the property seems to be in a good state of repair. The total net area comprises: Office 103 sqm, Residential 341 sqm, Parking (inside) 1 space. Of the total net area of 444 sqm there are 444 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	€00	€51.576	€940.000
ID: 14110 **ZIP: 38820** **Halberstadt** **n.a.** **Sachsen-Anhalt**	The total net area comprises: Parking 186. Of the total net area of 186 parkings there are 84 vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	€30.243	€66.960	€880.000
ID: 14111 **ZIP: 38820** **Halberstadt** **Hoher Weg** **Saxony-Anhalt**	The property is located in Halberstadt. The property comprises an open air car park. The total net area comprises: Parking (inside) 12 spaces, Parking (outside) 119 spaces. Of the total net area of 0 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	na na na 0.5 Years	€6.090	€41.640	€490.000
ID: 23002 **ZIP: 03046** **Cottbus** **Burgstr./ Schloßkirchstr.** **Brandenburg**	The property is located ca. 50 m off the pedestrianised area of Cottbus inner city. There is a public parking block 50 m away, the surrounding houses are either new or refurbished. Distance to highway is around 5 km. The property is a 3 floored office building with 2attic-floors, a corner buildings between Burgstr. And Schloßkirchstr. The facade is cladded with sandstone and white plastered, there is an underground parking facility. Quality of the entrance areas is good-very good. The total net area comprises: Office 2122 sqm, Bank hall 588 sqm, Retail 95 sqm, Storage 293 sqm, Parking (inside) 11 spaces. Of the total net area of 3098 sqm there are 101 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.2 Years	€251.568	€249.603	€2.820.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23014 **ZIP: 14776** **Brandenburg** **Neustädtischer** **Markt 10** ***Brandenburg***	The property is located in the city centre of Brandenburg a. d. Havel just off the main shopping area on an old market place with refurbished and unrefurbished old buildings. There are public parkings around subject to charge and parking lots behind the house. Distance to highway is 9 km. *The property is a 4-5 floor refurbished old building with a sandstone/plastered* facade. The total net area comprises: Office 946 sqm, Bank hall 380 sqm, Storage 283 sqm, Parking (outside) 9 spaces, Of the total net area of 1609 sqm there are 485 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	€95.265	€119.852	€1.320.000
ID: 23017 **ZIP: 13507** ***Berlin*** **Schloßstraße** **26** **Berlin**	The district of Reinickendorf is remote relative to the centre of Berlin. It is however a busy suburb. The location of the property is good. It sits close to the *pedestrian zone, at the northern end of the high street. The Oracle HQs are* located on the other side of the street. Excellent public and private transport connectivity. The property compises retail, office and residential space. It consists of 6 floors and is of good building quality. It is located at a prominent corner location. However, the absence of parking lots on site is a downside in this area. The total net area comprises: Office 1219 sqm, Bank hall 284 sqm, Storage *181 sqm, Residential 243 sqm. Of the total net area of 1927 sqm there are 0 sqm* vacant.	Partial Ownership Ground Lease (Expiry) *Monumental Protection* Average Lease Term	NO NO NO 3.7 Years	€316.424	€245.106	€4.920.000
ID: 23019 **ZIP: 12099** **Berlin** **Tempelhofer Damm** **182-18** **Berlin**	Good suburban location in the submarket of Tempelhof. Retail and mixed use street with high car frequency (noisy!). Karstadt sits on other side of the street. However, it is not a typical office location which accounts for the vacancy of the office units. Excellent public and good private transport connectivity. The property comprises retail, office and residential units. It has 4-5 floors and is *of medium building quality. Prominent corner location.* The total net area comprises: Office 1966 sqm, Bank hall 492 sqm, Retail 175 sqm, Storage 430 sqm, Residential 206 sqm, Parking (inside) 22 spaces. Of the total net area of 3270 sqm there are 1635 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.3 Years	€261.585	€350.993	€5.430.000
ID: 23021 **ZIP: 10551** **Berlin** ***Turmstraße 83-84*** **Berlin**	The district of Tiergarten/Moabit is rather a modest location with a high proportion of foreign population. The location of the property is modest in a retail and mixed use street. Turmstrasse is the high street of the district and *consists of mainly local retailers such as Turkish grocery stores. Excellent public* and good private transport connectivity. Not a good area. The property comprises retail, office and residential space. It consists of 5 floors of modest quality (1970s style). There is graffiti on the facade. The site has to allow public access into an adjacent park. The park attracts homeless people. The total net area comprises: Office 218 sqm, Bank hall 351 sqm, Storage 316 sqm, Residential 772 sqm, Parking (outside) 12 spaces. Of the total net area of 1657 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection *Average Lease Term*	NO NO NO *2.7 Years*	€178.995	€130.426	€2.220.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23022 **ZIP: 10789** **Berlin** **Wittenbergplatz 5-6** **Berlin**	The location is good. The property sits at Wittenberplatz at the east end of the retail high street Kurfürstendamm. Although facing KaDeWe (biggest department store in Berlin) it is not a prime location. Small retailers and restaurants are located here. The location provides excellent public transport connectivity. The property comprises restaurants, offices and apartments. It has 5 floors plus roof and is of good building quality. The facade needs seems to need repair. Typical 1900 property, refurbished with 8 parking lots on backyard. The total net area comprises: Office 1060 sqm, Storage 376 sqm, Residential 1301 sqm, Other 467 sqm, Parking (inside) 4 spaces. Of the total net area of 3204 sqm there are 913 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.8 Years	€248.796	€378.683	€6.440.000
ID: 23023 **ZIP: 14467** **Potsdam** **Yorckstr. 22-24** **Brandenburg**	The property is located in the centre of Potsdam, a few hundred metres of the pedestrianised area. The surrounding is characterised by similar old buildings in Prussian style, most of which are refurbished (but a run down building neighbours the property). Distance to highway is 7 km. The property is a 4 floored old office building with a tiled roof which is completely refurbished. There are retail facilities on ground floor level and office space in the upper floors. There is an underground parking facility. The total net area comprises: Office 2520 sqm, Bank hall 515 sqm, Storage 225 sqm, Parking (inside) 13spaces. Of the total net area of 3260 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.1 Years	€356.744	€331.479	€5.220.000
ID: 23026 **ZIP: 32756** **Detmold** **Mühlenstrasse 6** **Nordrhein-Westfalen**	The property is situated in the inner city of Detmold around 100 m from the pedestrianised area on a side street. Distance to highway is 20 km. The property is a 2 floored residential building complete with an indoor parking lot. It adjoins the property Paulinenstr. 45 which forms the inner yard with outdoor parking lots. The total net area comprises: Residential 117 sqm, Parking (inside) 1 space. Of the total net area of 117sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	€5.996 €	€6.103 €	€70.000 €
ID: 23029 **ZIP: 30161** **Hannover** **Bödecker Str. 102** **Niedersachsen**	The subject property is situated in a sub-centre of Hanover-List (approx. 2 km from the city centre), with *predominantly refurbished* Houses in art nouveau style in good condition. There is a subway station 50 m away, Bödecker Str. is a 2 lane street which is fairly busy. The surrounding is characterised by smaller retail facilities of good quality. The property is a 5 floor building with a fitted-out attic (residential), with a retail/office unit on the ground floor level and several day clinics and residential units in the upper floors. The building, which has a red-brownish plastered facade in the upper floors and a sandstone facade on ground floor level is in good condition. The total net area comprises: Office 504 sqm, Bank hall 162 sqm, Safe 61 sqm, Residential 171 sqm. Of the total net area of 1083 sqm there are 185 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 26 NO 4.0 Years	€74.404	€85.660	€1.010.000
ID: 23030 **ZIP: 85049** **Ingolstadt** **Rathausplatz 3** **Bayern**	The property is located at the fringe of the city centre at a prominent location, benefitting from a good infrastructure. The property comprises a mixed use office and retail building and is in a neglected condition. The total net area comprises: Office 1248 sqm, Bank hall 335 sqm, Storage 198 sqm, Safe 162 sqm, Other Items 1 sqm. Of the total net area of 1942 sqm there are 514 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 46 NO 4.5 Years	€157.365	€209.350	€1.730.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23031 **ZIP: 23558** **Lübeck** **Moislinger Allee 66** **Schleswig-Holstein**	The property is located on an inner street main road around 1 km south of Lübeck city centre. The surrounding is characterised by large office buildings across the street (Drägerwerk) and mixed use (commercial/residential) buildings along the street. Next door is a small gardening company. The property is a flat roofed single floored building with a red brick facade. There is no visible damage, but the overall impression is of neglect. The total net area comprises: Bank hall 113 sqm, Safe 62 sqm, Other Items 1 sqm. Of the total net area of 175 sqm there are 175 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 12 NO 0.0 Years	€00	€13.596	€140.000
ID: 23032 **ZIP: 81241** **München** **Gleichmannstr. 4** **Bayern**	Gleichmannstraße connects the main western street of Munich (Landsberger Straße) with the railway station of Pasing which is a well accepted suburb of Munich with its own infrastructure and central district; the property is situated in this central part; very good infrastructure, lots of shops, average office. 4-storey-property with retail on ground and office use on upper floors; property in average condition a little neglected; no car park; good inner city property; good size and good layout of ground floor plans. The total net area comprises: Office 480 sqm, Bank hall 216 sqm, Safe 113 sqm, Other Items 1 sqm. Of the total net area of 810 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 11 NO 4.2 Years	€164.251	€140.805	€2.070.000
ID: 23033 **ZIP: 81479** **München** **Wolfratshauser Straße 208** **Bayern**	Wolfratshauser Straße is the main road to the south-west of Munich; the property is situated in the infrastructural centre of this part of Munich near rapid rail station and additional infrastructure; location is one of the most requested parts to live in Munich. 2-storey property with plaster facade and metal roof; in good condition; attractive building with good visibility and appearance The total net area comprises: Office 131 sqm, Bank hall 134 sqm, Safe 77 sqm, Parking (outside) 3 spaces, Other Items 1 sqm. Of the total net area of 342 sqm there are 0sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 16 NO 0.0 Years	€53.292	€45.051	€70.000
ID: 23034 **ZIP: 85375** **Neufahrn** **Echingerstrasse 2** **Bayern**	Located in the center of Neufahrn which is a drive through location between Munich and the airport; situated at the main crossroads of Neufahrn, so good visibility; average infrastructure. Stand alone property with bank on ground floor and office/residential on upper floors; plaster facade and plastic windows; property in a slightly neglected condition; hard to re-let. The total net area comprises: Office 157 sqm, Bank hall 129 sqm, Storage 92 sqm, Safe 138 sqm, Other 1 sqm, Parking (outside) 8 spaces, Other Items 1 sqm. Of the total net area of 517 sqm there are 516 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 25 NO 1.0 Years	€3.418	€42.525	€150.000
ID: 23035 **ZIP: 14712** **Rathenow** **Berliner Str. 74** **Brandenburg**	The property is located in the city centre of Rathenow next to a small shopping mall on a inner city main road. Distance to highway is 30 km. The property is a red bricked 3-floored refurbished old corner building. There is a board announcing vacant office space. The total net area comprises: Office 881 sqm, Bank hall 296 sqm, Storage 138 sqm, Parking (outside) 7 spaces. Of the total net area of 1314 sqm there are 608 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.0 Years	€76.279	€114.860	€1.350.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual *Rent* €	Net Market Value €
ID: 23036 **ZIP: 70174** **Stuttgart** **Friedrichstr. 22/** **Keplerstr. 10** **Baden-Württemberg**	Located in the city centre of Stuttgart; high quality neighbourhood regarding properties and neighbour companies (PWC); banking district; very good infrastructure due to the close inner city. Modern high-class office property; 5 storeys with efficient floor plans; big conference and canteen spaces on 1st and 2nd floor; bridge for pedestrians to reach the inner city; divisible spaces; own underground car park; high quality office property. The total net area comprises: Office 7099 sqm. Storage 3508 sqm. Parking (inside) 42 spaces. Of the total net area of 10607 sqm. there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 15.0 Years	€1.335.749	€1.632.944	€25.110.000€
ID: 23037 **ZIP: 70174** **Stuttgart** **Friedrichstr. 23b** **Baden-Württemberg**	Located in the city centre of Stuttgart; high quality neighbourhood regarding properties and neighbour companies (PWC); banking district; very good infrastructure due to the close inner city and main railway station. 5-storey office property in good condition; historical facade; regular floor plans; no inside parking. The total net area comprises: Office 737 sqm. Retail 474 sqm. Storage 123 sqm. Parking (outside) 1 space. Of the total net area of 1334 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.1 Years	€169.437	€223.860	€4.410.000
ID: 23038 **ZIP: 78647** **Trossingen** **Hauptstrasse 63** **Baden-Württemberg**	The property is located in the main street of Trossingen. The traffic incidence is very high. There are many small retailers and restaurants in the neighbourhood. The vacancy rate seems to be very small. The property is a multi-family house; the ground floor is used by the bank. The property is in average condition; the facade at the enterance area is cladded. There are about 25 parking spaces in the backyard of the property. The total net area comprises: Bank hall 192 sqm. Parking (outside) 8 spaces. Of the total net area of 192 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	2.200/10.000 NO NO 6.0 Years	€22.014	€22.131	€410.000
ID: 23039 **ZIP: 65185** **Wiesbaden** **Wilhelmstraße 7** **Hessen**	The subject property is in a highly visible location on the most renowned street, Wilhelmstraße. Most of the big banks branches are located there as well as most of the high street retailers, but also restaurants, cafes, the famous "Kurhaus", a big park, etc. The infrastructure is excellent. The main train station is located in the immediate vicinity as well as a public parking lot. The motorway network is easily reached. The reinforced concrete frame building was constructed in 1967. Currently the property is being refurbished. The ground floor accommodates the headquarters for Wiesbaden and a representative bank hall with offices on the floors 1-5 above. The fifth floor is terraced. The two basement floors accommodate technical equipment as well as the basement garage with sufficient parking spaces. A large inner courtyard provides all floors with daylight. The building is not only highly efficient but is very well appointed: full air conditioning with moisturisation, 2 lift systems (therefore each floor can be divided up into 4 units), continuously large windows, suspended ceilings with integrated lights, window sill cable ducts, high standard kitchens, sun blinds lying inside, etc. The lifts, the technical equipment, the reception area as well as most of the floors have been refurbished to a high standard. The total net area comprises: Office 6290 sqm. Bank hall 3575 sqm. Storage 2966 sqm. Parking (inside) 91. Of the total net area of 12832 there are 3049 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.7 Years	€1.511.529	€1.563.978	€33.810.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23040 **ZIP: 38440** **Wolfsburg** **Heinrich-Nordhoff-Str. 51** **Niedersachsen**	The property is located in the inner city of Wolfsburg not far from the pedestrianised area and across the street from Wolfsburg main central station. The area is characterised by buildings from the 1970s and 1980s. The property is a 2-3 floor cladded office building. The entrance area is in good-medium condition. The total net area comprises: Office 540 sqm, Bank hall 365 sqm, Safe 324 sqm, Other 1 sqm, Parking (outside) 3 spaces. Of the total net area of 1230 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 54 NO 6.0 Years	€111.424	€87.167	€1.200.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23041 **ZIP: 60327** **Frankfurt/Main** **Gutleutstrasse 324** **(ADL)** **Hessen**	The subject property is located in the submarket "West", in the lower part of Gutleutstraße. The motorway access "Westhafen" is only some *100 m away. A* bus stop is also only approx. 100 m away. Predominant use in the neighbourhood is industrial. The property is the former printing plant of Dresdner Bank, where predominantly bank internal documents were produced with the printing machines. Furthermore there is a high rack storage, which was erected in 1987 for the storage of bank internal documents. In the late 1990's an office extension building was erected. The ground floor accommodates four loading ramps for lorries. From there one can reach the rear part of the building (i.e. high rack storage) via a sluice. The tenant fit out is kept simple and is adequate to this location with partially open plan offices. The total net area comprises: Office 3148 sqm. Storage 530 sqm. Other 2401 sqm. Parking (outside) 48 spaces. Of the total net area of 6079 sqm there are 0 sqm vacant.	Partial Ownership *Ground Lease (Expiry)* Monumental Protection Average Lease Term	NO NO NO 4.1 Years	€731.379	€252.816	€4.590.000
ID: 23042 **ZIP: 10719** **Berlin** **Kurfürstendamm** **237/Rankes** **Berlin**	The location is excellent. Kurfürstendamm/Tauentzien is the highest frequented retail street of Berlin. The property sits on the other side of the *street to the* Europa Center with its shopping centre. Public transport connectivity is good, provided by various bus lines and subway (U-Bahn) at Wittenbergplatz and Kurfürstendamm. The south side of Ku'damm and Tauentzienstrasse between Wittenbergplatz and Kurfürstendamm is considered to be the best section of this high street. The property was originally erected in 1913. It was thoroughly refurbished and converted in 1996-98. It is a mixed used retail and office building (no residential). The quality impression from the outside is high. However, the interior is rather of medium standard. A clear downside is the lack of parking lots on site. Also, there is only one representative entrance for the offices. Although physically possible, this hinders the divisibility of the office floors. Lobbies and floor plates are not very efficient. The total net area comprises: Office 5233 sqm. Bank hall 420 sqm. Retail 5187 sqm. Storage 451 sqm. Other 127 sqm. Of the total net area of 11417 sqm there are 1236 sqm vacant.	Partial Ownership *Ground Lease (Expiry)* Monumental Protection Average Lease Term	NO NO Yes 7.3 Years	€4.705.997	€4.298.170	€99.240.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23043 **ZIP: 04109** **Leipzig** **Hainstr. 17-19** **"Jägerhof" Sachsen**	The subject property is located in the heart of the city centre of Leipzig in the inner circle near the main pedestrian high street. Down towards Tröndlinring is a Karstadt department store, whilst right opposite of the property is another shopping arcade ("Sternpassage") owned by Deka. To the right of the building is an old unrefurbished, run down and vacant building with an adjacent piece of land. According to the caretaker the ownership of this property is shared by Commerzbank and a private community of heirs. All public transport facilities are in direct vicinity of Tröndlinring. The 6 storey listed building was constructed in 1914 and was renovated in 1998. The ground level includes four inner courtyards and is being used as a shopping arcade comprising a total number of 11 retail units plus a cinema complex in the rear part of the building. The rear exit of the passage ends in a less frequented side street with predominantly office and residential use. On the upper floors are offices (third floor partly vacant, fourth floor 100% vacant) and some 14 residential flats (fourth, fith and sixth floor all let out). The two main retail tenants occupy the basement and ground floor ("Freezone") and basement, ground, first and second floor ("Sasch") respectively. Both units have escalators within their units. There are no parking facilities on the site nor in the building. Although visible damage due to moisture exists, the caretaker remarked that no major maintenance works are currently planned or necessary. The total net area comprises: Office 4174 sqm, Retail 5183 sqm, Storage 679 sqm, Residential 1338 sqm, Other 1189 sqm, Other Items 3 sqm. Of the total net area of 12562 sqm there are 3200 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.8 Years	€483.010	€674.252	€8.970.000
ID: 23044 **ZIP: 60313** **Frankfurt/Main** **Goetheplatz 2** **Hessen**	The property is located in the city of Frankfurt in a very good location in the pedestrian area. From a retail point of view it is near the high street in a very good "B" location. The "Hauptwache" with all major transport facilities is 100 metres away. Directly in front of the building is currently a construction where the city of Frankfurt is building an underground garage. Building from the late 1960s which needs to be refurbished. Property offers a ground floor and 5 upper floors. The top floor is smaller then the other floors. The total net area comprises: Office 811 sqm, Bank hall 137 sqm, Storage 147 sqm, Other Items 1 sqm. Of the total net area of 1095 sqm there are 1095 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	€00	€133.686	€2.030.000
ID: 23045 **ZIP: 60329** **Frankfurt/Main** **Elbestraße 46** **(Hinterhaus)** **Hessen**	The property is located in the "Bahnhofsviertel", in the red light district. The infrastructure is good. The Mainstation with all major traffic connections is approx. 500 metres away. The city centre is within 10 minutes walking distance. The location is not a typical office area. The property seems to be from the early 1970s. To reach the courtyard for the rear of the property there is a gateway through the building on ground floor. Above ground floor there 6 more upper floors. The total net area comprises: Residential 350 sqm, Other 62 sqm. Of the total net area of 412 sqm there are 227 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.3 Years	€6.719	€46.968	€570.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23048 **ZIP: 60329** **Frankfurt/Main** **Kaiserstraße 38** **Hessen**	This historical building is located in the submarket of "Bahnhofsviertel" on the border to the "Bankenviertel". The infrastructure is good. The public transport connection is also good. The main train station is in immediate vicinity. The "Hauptwache" is approx. 700 m away. On Kaiserstr. are predominantly shops and restaurants. This historical building with a natural stone facade was fully refurbished in 1997. The ground floor accommodates some retail units and a restaurant, whereas offices are located in floors 1-4. The building is connected with the property Kaiserstraße 36. The representative main entrance is located in the property Kaiserstraße 36, which is not part of Dresdner bank's portfolio. Kaiserstraße 38 has only got one *small side* entrance which is accessible via the courtyard in the back of the site. All floors of the two buildings are connected. The fit out includes raised floors, sun-blinds lying inside, pendular shiners, a floor-to-ceiling height of approx. 3 m, tiltable windows. Servicing of heating and electricity is being undertaken from the Dresdner Bank skyscraper located on Jürgen-Ponto-Platz. The total net area comprises: Office 1541 sqm, Storage 113 sqm, Residential 138 sqm, Other 274 sqm. Of the total net area of 2066 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.7 Years	€446.983	€309.791	€6.090.000
ID: 23053 **ZIP: 60329** **Frankfurt/Main** **Niddastraße 27** **Hessen**	The subject property is located in the Frankfurt submarket of "Bahnhofsviertel", parallel to the Taunusanlage. Further up Weserstraße one reaches Mainzer Landstraße. The infrastructure is good. The tube station Taunusanlage is approx. 5 minutes away. The main train station with all important train connections is also only 5 minutes away. The "Alte Oper" is approx. 700 m away. The property is the former data processing centre of the Dresdner Bank and was constructed in 1978. The offices are located along the facade, whereas in the core of the building are — typical for data processing centres — open plan offices with raised floors and air conditioning. The property has one ground floor and three upper floors. The total net area comprises: Office 8104 sqm, Parking (inside) 160 spaces. Of the total net area of 8104 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.0 Years	€2.732.453	€560.541	€8.740.000
ID: 23055 **ZIP: 60325** **Frankfurt/Main** **Taunusstraße 18** **Hessen**	The property is located in the "Bahnhofsviertel", in the red light district. The infrastructure is good. The Mainstation with all major traffic connections is approx. 500 metres away. The city centre is within 10 minutes walking distance. The location is not a typical office area. 5-storey building with historic facade on the corner to Weserstraße. Groundfloor offers retail usage, upper floors residential usage. The ceiling height seems to be more than 2.5 metres. The total net area comprises: Office 770 sqm, Retail 115 sqm. Of the total net area of 884 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.2 Years	€166.653	€103.714	€1.700.000
ID: 23056 **ZIP: 60325** **Frankfurt/Main** **Taunusstraße 20** **Hessen**	The property is located *in the "Bahnhofs*viertel", in the red light district. The infrastructure is good. The Mainstation with all major traffic connections is approx. 500 metres away. The city center is within 10 minutes walking distance. The location is not a typical office area. Property seems to be from the early 1970s. The property offers a ground floor with retail usage and 6 upper floors with office usage. The total net area comprises: Office 1156 sqm, Retail 140 sqm. Of the total net area of 1297 sqm there are 0sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.9 Years	€239.408	€140.634	€1.860.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23057 **ZIP: 60329** **Frankfurt/Main** **Weserstraße 31-33** **Hessen**	The subject property is located in the Frankfurt submarket of "Bahnhofsviertel", parallel to the Taunusanlage. Further up Weserstraße one reaches Mainzer Landstraße. The infrastructure is good. The tube station Taunusanlaage is approx. 5 minutes away. The main train station with all important train connections is also only 5 minutes away. The "Alte Oper" is approx. 700 m away. The 5 storey historical building with a sandstone facade was altered and refurbished in 1987. In the middle of the facade is a drive through to 5 parking spaces located behind the building in the courtyard. The offices were built around the courtyard. As to the left and to the right adjacent properties are located only the office space to the front of the building has windows on both sides. The tenant fit out of the office space is very simple. The only good characteristic is the floor-to-ceiling height of 2.75m. The floors are easily divisible into two halves. The total net area comprises: Office 5805 sqm. Of the total net area of 5805 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.0 Years	€1.236.789	€359.750	€1.330.000
ID: 23060 **ZIP: 60329** **Frankfurt/Main** **Weserstraße 43-49** **Hessen**	The subject property is located in the Frankfurt submarket of "Bahnhofsviertel", parallel to the Taunusanlage. Further up Weserstraße one reaches Mainzer Landstraße. The infrastructure is good. The tube station Taunusanlage is approx. 5 minutes away. The main train station with all important train connections is also only 5 minutes away. The "Alte Oper" is approx. 700 m away. The 6 storey office building was constructed in 1990. The property has a high tenant fit out standard such as representative reception area with a gallery stretching over two floors, raised floors, natural stone facade, full air conditioning, a floor-to-ceiling height of 2.75 m, sun blinds lying outside, suspended ceilings with integrated lights, partial wood panelling in the corridors, one toilet per floor. In addition the property has a very good parking space ratio. Due to the property Niddastraße 27 approx. 109 basement car parks are provided. The total net area comprises: Office 5427 sqm, Storage 728 sqm, Parking (inside) 101 spaces. Of the total net area of 6155 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.0 Years	€1.838.254	€1.098.233	€22.530.000
ID: 23060 **ZIP: 60329** **Frankfurt/Main** **Wilhelm-Leuschner-Str. 27-29** **Hessen**	The subject property is located in the Frankfurt submarket of "Bahnhofsviertel". It is situated at the corner of the streets Wilhelm-Leuschener-Straße and Windmühlstraße. The property lies on the border of the two districts "Bahnhofsviertel" and "Bankenviertel". The accessibility by car as well as by public transport is very good. The property was constructed in 2003. There are three separate entrances for the various tenants. The building was constructed on an existing basement garage. The main use is residential. The ground floor accommodates 3 retail units as well as office space. The first floor is for office use only. Residential units are to be found in the floors 3-7. The facade is made of natural stones up to the 2nd floor whereas above a glass facade construction was used. The office space meets the usual Frankfurt "banking standard": a floor-to-ceiling height of 2.75 m, raised floors, full air conditioning. The residential units are also fitted out well: windows from floor to ceiling, glass doors, partially built-in closets in the corridor, carpets, etc. The residential units in the upper floors are mostly maissonette style. The total net area comprises: Office 2264 sqm, Retail 373 sqm, Storage 137 sqm, Residential 4818 sqm, Other 475 sqm, Parking (inside) 167 spaces. Of the total net area of 8067 sqm there are 3278 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.9 Years	€778.901	€1.357.846	€26.220.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23065 **ZIP: 79576** **Weil am Rhein** **Hauptstrasse 199** **(TE)** **Baden-Württemberg**	The property is located in the main street of Weil am Rhein, the neighbourhood is a mix of small multi-family houses and large office buildings. The property is a large multi-family house; just the ground floor has a commercial usage. The area of the bank is vacant. The condition of the property is average but the outdoor facilities are well kept. The total net area comprises: Office 165 sqm, Storage 85 sqm, Parking (inside) 3 spaces, Of the total net area of 250 sqm there are 250 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	an 2.364 m(2) NO NO 1.0 Years	€1.328	€15.177	€180.000
ID: 23067 **ZIP: 73430** **Aalen** **Bahnhofstrasse 20** **Baden-Württemberg**	The property is located near the main station of Aalen. The main bus station is the direct neighbour at one side. The area is dominated by small retailers, restaurants and other banks. The property has three floors and is in a very good condition. The house is painted white, the building seems to be renovated recently. The total net area comprises: Office 773 sqm, Bank hall 298 sqm, Storage 287 sqm, Parking (inside) 8 spaces, Parking (outside) 4 spaces. Of the total net area of 1358 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 5.0 Years	€149.757	€140.523	€2.610.000
ID: 23068 **ZIP: 56470** **Bad Marienberg** **Bismarckstr. 9** **Rheinland-Pfalz**	The property is located in a secondary shopping street just east of the main pedestrian zone. The post office is located right opposite. Public transport facilities are in direct vicinity. This 3 storey (at the back 4 storey shingle facade) terraced flat roofed 1970's building with a stone slab facade has a bank hall in the ground floor and retail units in the upper floors (Chinese restaurant and a gambling joint). There is no visible vacancy. Parking is provided behind the building (see ID 23097) with a separate entrance to the building. The facade needs some repainting. The windows are thought to be the original ones. The total net area comprises: Office 137 sqm, Bank hall 342 sqm, Storage 163 sqm, Other 206 sqm. Of the total net area of 848 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	548/1.000 NO NO 4.2 Years	€106.684	€104.551	€1.800.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23069 **ZIP: 33602** **Bielefeld** **Stresemannstrasse 4** **(TE)** **Nordrhein-Westfalen**	The subject property is located at the end of a prime retail pedestrian area of Bielefeld. Due to its double frontage and corner location the building is highly visible. Opposite on Stresemannstrasse is the "City-Passage" with tenants such as Saturn, Kaufhof and Deichmann, whereas opposite on Bahnhofstrasse is a Karstadt department store. Along Herforderstrasse are Deutsche Bank and the Sparkasse. At the corner of Stresemannstrasse and Herforderstrasse is a public car park accessible via Herforderstrasse. Other public transport facilities are located along Herforderstrasse (bus station). The main train station is approx. 500 m away. The 4 storey flat roofed property with a stone slab facade (to the front) and pre fab metal panelling facade (at the back) respectively has glass elements integrated and was constructed in 1970, being completely refurbished and altered in 1988 when Dresdner Bank moved in. The property held in part ownership (P&C, Quelle, Dresdner Bank and Q-Park) is connected with the adjacent "P&C" corner building, where Dresdner Bank occupies the 2nd and 3rd floors. The subject property has 2 inner courtyards and an atrium above the bank hall providing additional daylight to the inner office units. The basement floor provides storage space, technical equipment and the bank vault. There are 4 staircases and 4 lifts in the building. The bank hall, 1st and partially 2nd and 3rd floors have full air conditioning with moisturisation. The office space is of good standard with suspended ceilings (floor-to-ceiling height of approx. 2.75 m), raised floors and sun blinds lying outside. In the courtyard behind the building are 7 parking spaces, which have been rented by Dresdner Bank. The courtyard is accessible via Herforderstrasse. According to the caretakers no major maintenance work. The total net area comprises: Office 6870 sqm, Bank hall 543 sqm, Safe 1372 sqm, Other 457 sqm, Other Items 1sqm. Of the total net area of 9243 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 62 NO 8.0 Years	€842.697	*€834.833*	€10.980.000
ID: 23070 **ZIP: 28217** **Bremen** **Wartburgstr. 1** **Bremen**	The subject property is situated in a sub centre of Bremen in a quarter 5 km north of the city centre. Along the Western side of Wartburgstr. are a number of smaller shopping facilities on ground floor level with residential units on the upper floors (mostly 3 floor buildings), on the northern side are residential buildings and a weekly market on day of inspection. The 2 lane street with tram is moderately busy. The property is located in an 8 floor building with predominantly residential units in the upper floors. There are 4 outdoor parking lots reserved for the property. The building is of medium-poor quality and rather unattractive, there is a tram stop in front of the house. The total net area comprises: Bank hall 253 sqm, Storage 39 sqm, Safe 24 sqm, Parking (outside) 6 spaces. Of the total net area of 316 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	1.353/10.000 NO NO 4.0 Years	€21.431	€26.598	€370.000
ID: 23072 **ZIP: 27749** **Delmenhorst** **Lange Straße 39-40** **Niedersachsen**	The property is situated in the pedestrianised area of Delmenhorst, opposite a Karstadt department store. Distance to highway is 3 km. The property is a completely reconstructed 2-3 floored old building (rear part appears new). There are shopping windows on the rear side of the building as well as parking lots (in- and outdoor). The total net area comprises: Office 412 sqm, Bank hall 481 sqm, Safe 110 sqm, Residential 415 sqm, Parking (inside) 8 spaces. Of the total net area of 1418 sqm there are 415 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	113.396	110.770	€1.700.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23073 **ZIP: 72250** **Freudenstadt** **Marktplatz 63** **Baden-Württemberg**	The property is located on the market-square of Freudenstadt. All buildings have the same appearance. The market-square is large and well kept. There are many retailers and restaurants located in that area. The property has 3-5 floors and is in average condition. Pillars cladded with sandstone on the front of the building gives the building a historical look. The total net area comprises: Office 527 sqm, Bank hall 148 sqm, Safe 103 sqm. Of the total net area of 779 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.9 Years	€82.977	€80.330	€1.440.000
ID: 23075 **ZIP: 87600** **Kaufbeuren** **Schmiedgasse 23** **(TE)** **Bayern**	Situated in the city center; pedestrian zone; shopping area; good infrastructure. Plaster facade; property in a slightly neglected condition; re-let likely due to location. The total net area comprises: Office 240 sqm, Bank hall 362 sqm, Retail 159 sqm, Storage 165 sqm, Parking (inside) 2 spaces, Parking (outside) 7 spaces. Of the total net area of 925 sqm there are 106 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	239/1.000 NO NO 3.4 Years	€96.510	€90.406	€1.520.000
ID: 23076 **ZIP: 51375** **Leverkusen** **Bergische** **Landstrasse 17** **Nordrhein-Westfalen**	The property is located in a secondary retail area with only local shopping facilities around. Public transport is directly located in front of the building. The 5 storey 1980s terraced building with a brick facing facade has a bank hall in the ground floor, office above and residential units in the upper floors. The parking spaces are provided behind the building accessible via a drivethrough at the left of the building. The property is generally in a good state of repair, only visible damage is on the balustrade on the 1st floor. The total net area comprises: Bank hall 348 sqm. Of the total net area of 348 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	230/1.000 NO NO 3.0 Years	€51.845	€54.310	€830.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23078 **ZIP: 41061** **Mönchengladbach** **Bismarckplatz 6-7** **Nordrhein-Westfalen**	The property is located on the "Bismarckplatz" surrounded by a highly frequented ring road and a pedestrian road. Bismarckplatz is a bus-stop for the lines 1, 2, 9, 15, 17, 19, 97 and 18 and therefore offers good connections to most areas. Furthermore there are a number of parking spaces in front of the building. Surroundings are dominated by office buildings occupied by Postbank, BHW, Sparkasse and Deutsche Bank. In the subject property as well as in the adjacent Deutsche Bank building there are vacant offices (local agents have letting signs). The square location of the building offers high visibility. The main retail shopping street and pedestrian street is one block away. 5-storey office building with stone cladding and glass facade. The ground floor is used as a bank while the remaining floors are office space. The total net area comprises: Office 2734 sqm, Bank hall 1023 sqm, Storage 1.541 sqm, Parking (inside) 12 spaces, Parking (outside) 11 spaces. Of the total net area of 5297 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.7 Years	€ 424.612	€ 520.881	€ 8.290.000
ID: 23079 **ZIP: 45468** **Mülheim/Ruhr** **Leineweberstr. 12-20** **Nordrhein-Westfalen**	The property is located just south of the city centre of Mülheim/Ruhr on a major thoroughfare. The department stores of "Kaufhof" and "Woolworth" are located opposite of the subject property. Public transport facilities are located in the direct vicinity. The modern 6 storey building with a tilted copper roof and a pre fab stone slab facade accommodates a bank hall in the ground floor and office units above. There are two separate entrances with the entrance for the basement garage next to the "Sparkasse" building in the side street. There is no visible vacancy nor any third party tenant occupancy. A basement garage is provided in the rear part of the building. The building is in a good state of repair. The total net area comprises: Office 1676 sqm, Bank hall 775 sqm, Storage 306 sqm, Safe 70 sqm, Parking (inside) 20 spaces. Of the total net area of 2827 sqm there are 770 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.3 Years	€ 197.580	€ 250.145	€ 4.410.000
ID: 23080 **ZIP: 81673** **München** **Kreillerstrasse 3** **(TE)** **Bayern**	Kreillerstraße is one of the main eastern streets leading into Munich; middle/low-class residential around; property is situated at the main shopping spot of this district; good connection to public transportation. 5-storey-property not in an average condition; weak residential on upper floors; retail (partial ownership) on ground floor; plaster facade; property in neglected condition. The total net area comprises: Bank hall 191 sqm. Of the total net area of 191 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	84,46/1.000 NO NO 4.0 Years	€ 39.727	€ 34.299	€ 560.000
ID: 23082 **ZIP: 35260** **Stadtallendorf** **Am Hallenbad 3** **(TE)** **Hessen**	The property is located in the pedestrian zone of Stadtallendorf and is accessible from both sides, i.e. "Am Hallenbad" and "Teichwiesenstr". The "Gemeindezentrum" is located opposite the subject property. Public transport facilities are in direct vicinity. The 4 storey 1980s building with an aluminium and shingled facade has a bank branch in the ground floor and offices above (e.g. Allianz). The first floor is accessible via an external staircase. There is no visible vacancy. On site car parking is provided in front of the building. The property is in a good state of repair. The total net area comprises: Bank hall 274 sqm. Of the total net area of 274 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	298/773 NO NO 4.0 Years	€ 32.641	€ 26.302	€ 420.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23083 **ZIP: 54290** **Trier** **Brotstraße 24** **Rheinland-Pfalz**	The property is located in Trier. Trier is close to the border to Luxembourg. It is an inner city location. The property is a 3-storey office building. There is a Dresdner Bank branch as sole tenant in the building. The total net area comprises: Office 1473 sqm, Bank hall 726 sqm, Storage 188 sqm, Parking (inside) 26 spaces. Of the total net area of 2388 sqm there are 328 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	€ 201.368	€ 213.779	€ 3.890.000
ID: 23084 **ZIP: 89077** **Ulm** **Kapellengasse 4** **Baden-Württemberg**	The property is located near a pedestrianised area (not the main pedestrianised area in the historical city centre of Ulm). A tram station is 20 metres away. The area is dominated by small retailers and restaurants. The ground floor of the building is vacant. The facade is currently being refurbished. The building has three stories and is in average condition. The total net area comprises: Bank hall 247 sqm, Parking (inside) 2 spaces. Of the total net area of 247 sqm there are 247 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	195.07/1.000 NO NO 0.0 Years	€ 00	€ 30.264	€ 400.000
ID: 23085 **ZIP: 76185** **Karlsruhe** **Rheinstrasse** **Baden-Württemberg**	The property is located on a main aterial road in Karlsruhe. The usage of the area is mixed, but dominated by residential buildings, just the ground floors are used by small retailers and restaurants. The property has five floors. The ground floor and the second floor are used by the bank. The upper floors are used as condominiums. The property is cladded with green plastic. The condition of the property is average. The total net area comprises: Office 142 sqm, Bank hall 131 sqm, Safe 33 sqm. Of the total net area of 306 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	133.6/1.000 NO NO 4.0 Years	€ 46.998	€ 44.521	€ 800.000
ID: 23086 **ZIP: 52062** **Aachen** **Elisabethstr 13-15/** **Ecke Kapu** **Nordrhein-Westfalen**	The property is located in the city centre of Aachen and has two entrances, one on "Kapuziner Strasse" and one on "Elisabethstrasse". "Kapuziner Strasse" is one of the major shopping streets in Aachen. The street is highly frequented by cars and buses. The property offers high visibility due to its location facing a square (Theaterplatz). While the front facade is the historic one, the rear facade is modern. 7-storey retail and office building. The ground floor is used as retail space while the remainder is office space. The building has two entrances, one facing Kaputziner Strasse and the Theater and the other entrance is on Elisabethstrasse. While the facade facing the theatre is the historic sandstone one, the Elisabethstrasse facade is modern with metal covering. The total net area comprises: Office 3517 sqm, Bank hall 1061 sqm, Retail 319 sqm, Storage 206 sqm, Parking (inside) 40 spaces. Of the total net area of 5104 sqm there are 776 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 5.7 Years	€ 617.124	€ 638.618	€10.440.000
ID: 23087 **ZIP: 72458** **Albstadt-Sonnenstr. 3** **Baden-Württemberg**	The property is located in the city center of Albstadt. The buildings in the neighbourhood are mostly older than the property. The ground floors in that neighbourhood are mostly used as retail or restaurant area. The property is a multi-family house, the ground floor is used by the bank and other retailers. The property is in good condition. The area in the upper floors is used as an office. The total net area comprises: Office 691 sqm, Bank hall 162 sqm, Safe 111 sqm, Parking (inside) 5 spaces. Of the total net area of 964 sqm there are 258 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	5.325/10.000 NO NO 6.0 Years	€ 59.791	€ 76.400	€ 1.350.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23089 **ZIP: 56626** **Andernach** **Bahnhofstr. 21** **Rheinland-Pfalz**	The subject property is located on the one way shopping street of Andernach. The "Volksbank" building is the direct neighbour. Public transport facilities are in the immediate vicinity. The 2 storey terraced and refurbished building with a plastered facade accommodates the bank hall in the ground floor and office space above. There is no visible vacancy. There are also no parking spaces on site. The property is in a good state of repair. The total net area comprises: Office 453 sqm. Bank hall 196 sqm. Storage 21 sqm. Of the total net area of 670 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	544,15/1.000 NO NO 1.0 Years	€ 55.097	€ 54.854	€ 770.000
ID: 23090 **ZIP: 91522** **Ansbach** **Martin-Luther-Platz 18** **Bayern**	The property is located in the pedestrianised area of Ansbach next to an old church. The area is dominated by small retailers and restaurants. The property is a nice building in good condition. It has four stories and the facade is painted in beige. The total net area comprises: Office 167 sqm. Bank hall 174 sqm. Safe 146 sqm. Of the total net area of 487 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	372/1.000 NO NO 4.0 Years	€ 49.041	€ 47.394	€ 940.000
ID: 23091 **ZIP: 59755** **Arnsberg** **Hauptstr. 29** **Nordrhein-Westfalen**	The subject property is located on the main pedestrian zone in the city centre of Arnsberg. Next door neighbour is a large "Deichmann" shoe store. Public transport facilities are reached easily from the property (bus approx. 300 m). The 4 storey 1960's terraced building with a plastered facade has a bank hall on the ground floor and offices on the upper floors. It is possible that the attic is used for residential flats. There seems to be no vacancy in place. No visible on site parking provided. The facade and especially the windows need some cleaning. The total net area comprises: Office 590 sqm. Bank hall 348 sqm. Safe 368 sqm. Parking (outside) 4 spaces. Of the total net area of 1306 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	€ 95.229	€ 84.750	€ 1.470.000
ID: 23093 **ZIP: 86150** **Augsburg** **Holbeinstr. 2** **Bayern**	The property is situated between the city centre/pedestrian zone and the main railway station; well connected to individual transportation; good infrastructure. Administrative building with bank on ground and office on upper floors; own underground car park; plaster facade is in a slightly neglected condition. The total net area comprises: Office 1945 sqm. Bank hall 547 sqm. Storage 144 sqm. Safe 686 sqm. Other 143 sqm. Parking (inside) 17 spaces. Of the total net area of 3465 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 7.0 Years	€ 284.399	€ 308.263	€ 5.470.000
ID: 23094 **ZIP: 71522** **Backnang** **Grabenstrasse 9** **Baden-Württemberg**	The property is located at the fringe of the pedestrian area of Backnang. The area is highly frequented because of the attached multi-storey car park. Four other banks are located in the direct neighbourhood. The property has 3,5-stories. A multi-storey car park is attached. The condition of the building is average. The total net area comprises: Office 128 sqm. Bank hall 125 sqm. Safe 90 sqm. Of the total net area of 342 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	24.948/100.000 NO NO 6.0 Years	€ 33.708	€ 32.878	€ 610.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23095 **ZIP: 61348** **Bad Homburg** **Louisenstraße 66** **Hessen**	Bad Homburg is located some 25 minutes north east from the Frankfurt city centre. The infrastructure is very good. The motorways A 661 and A 5 connect Bad Homburg with the Frankfurt city centre. The international airport is reachable in 25 minutes. At the nearby "Kurhaus" all bus lines pass by. The tube line S 5 reaches the Frankfurt main station in 7 stops. The property is in a prominent location on the Bad Homburger pedestrian shopping street "Louisenstraße". The property was constructed in 1970. The basement accommodates the technical building equipment and parking spaces, in the ground floor is the recently refurbished and well fitted out bank hall, whereas office units are located in the four upper floors. High standard tenant fit out in the office space include full air conditioning with moisturisation, a floor-to-ceiling height of 2.75 m, glass doors, glass partition walls, partial wood panelling, electrical sun blinds lying outside, window sill cable conducts (partially in screed) and suspended ceilings. The total net area comprises: Office 2128 sqm, Bank hall 496 sqm, Retail 64 sqm, Storage 621 sqm, Residential 87 sqm, Other 1 sqm, Parking (inside) 31 spaces, Parking (outside) 12 spaces. Of the total net area of 3398 sqm there are 335 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 9.2 Years	€ 386.978	€ 469.908	€ 9.290.000
ID: 23096 **ZIP: 55543** **Bad Kreuznach** **Salinenstraße 32** **Rheinland-Pfalz**	The subject property is located close to the actual city centre on a thoroughfare. Retail units and restaurants as well as office buildings are predominant. Public transport is located directly in front of the building. The 4 storey building (at the rear part only 2 floors) with a stone slab facade (partly plastered) accommodates the bank hall in the ground floor and office space above (2nd and 3rd floor vacant). Car parks are located behind the building. The windows need to be renewed. The total net area comprises: Office 602 sqm, Bank hall 448 sqm, Storage 276 sqm, Parking (inside) 2 spaces, Parking (outside) 6 spaces. Of the total net area of 1326 sqm there are 315 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	€ 70.564	€ 94.790	€ 1.520.000
ID: 23097 **ZIP: 56470** **Bad Marienberg** ***(Parkplatz)*** **Rheinland-Pfalz**	Presumed to be the car lot behind the subject property (ID 23068), as there is a separate entrance to the building. The car lot is accessible from Langenbacherstrasse. Various car parks behind buildings of Bismarckstr. Not clearly identified which parking lot is part of portfolio. The total net area comprises: Parking (outside) 14 spaces. Of the total net area of 0 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.0 Years	€ 1.841	€ 3.360	€ 50.000
ID: 23098 **ZIP: 61231** **Bad Nauheim** **Ludwigstraße 1** **Hessen**	The property is located in a secondary location near the spa gardens. Only small touristic retail units are along Ludwigstr. Public transport is in direct vicinity (bus stop 50 m). The car park is accessible via Zanderstrasse. The 2 storey 1970's detached building with a pre-fab metal slab facade has a bank hall on the ground floor and office space above. There seems to be no vacancy. Parking spaces are provided directly behind the building. The facade is oldfashioned and slightly run down and needs some refurbishment. The total net area comprises: Office 216 sqm, Bank hall 273 sqm, Storage 273 sqm. Of the total net area of 762 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	€ 63.226	€ 55.218	€ 730.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23099 **ZIP: 83435** **Bad Reichenhall** **Salzburger Straße 3** **Bayern**	The property is located on Salzburger Strasse, a pedestrian retail street. Salzburger Strasse is the extension of the main pedestrian shopping street in Bad Reichenhall, namely Ludwigstrasse. There are no vacancies in close proximity. On Ludwigstrasse the national retailers Douglas, Müller Drogerie and Nordsee are located. The Salzburger Strasse is dominated by local retailers. The subject property is located just metres away from the Kurgarten and about 50 m from the Kurhaus. Opposite the property is a cinema (Park-Kino), while a Steigenberger Hotel is about 70 m away. Bad Reichenhall's regional train station is about 350 m away. The property is a 4 storey mixed use building with plastered facade and is in good condition. While the ground floor is occupied by Dresdner Bank the upper floors are used as medical offices and/or residential flats. The total net area comprises: Office 181 sqm, Bank hall 185 sqm, Safe 92 sqm. Of the total net area of 458 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	285/1.000 NO NO 4.0 Years	€ 73.963	€ 72.862	€ 1.300.000
ID: 23100 **ZIP: 61118** **Bad Vilbel** **Frankfurter Straße 113** **Hessen**	The property is located in the city centre on the main shopping street of Bad Vilbel. Public transport facilities are provided in front of the building. The 4 storey terraced modern building with a plastered facade has a bank hall on the ground floor and residential units above. There is visibly no vacancy in place. Parking is provided on site behind the building via a driveway on the left hand side of the building. The facade needs some repainting. The total net area comprises: Bank hall 359 sqm, Storage 106 sqm, Parking (inside) 12 spaces. Of the total net area of 466 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	338/1.000 NO NO 4.0 Years	€ 76.522	€ 72.124	€ 1.430.000
ID: 23102 **ZIP: 96047** **Bamberg** **Willy-Lessing-Straße 20** **Bayern**	The property is located in the city of Bamberg by the Main-Donau Canal. The inner city is close. There is a large construction site close to the property as the bridge named "Luitpoldbrücke" is currently in reconstruction. The property is a 4-storey office building. The facade is cladded on the ground floor and there is also an historical painted facade on the 1st and 2nd floors. The building is fully occupied by Dresdner Bank with a branch on the ground floor. The total net area comprises: Office 782 sqm, Bank hall 249 sqm, Safe 157 sqm, Parking (inside) 8 spaces, Parking (outside) 5 spaces. Of the total net area of 1188 sqm there are 277 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	€ 100.683	€ 103.744	€ 1.730.000
ID: 23103 **ZIP: 59269** **Beckum-Neubeckum** **Hauptstraße 35-37** **Nordrhein-Westfalen**	The property is located in the city centre of Neubeckum in a mixed commercial/residential surrounding. Distance to highway is 3 km. The property is a 3 floor mixed residential/commercial asset with a plastered facade. The condition of the entrance areas is medium to good. The total net area comprises: Bank hall 232 sqm, Safe 94 sqm. Of the total net area of 325 sqm there are 325 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	59/100 NO NO 0.0 Years	€ 00	€ 23.373	€ 290.000
ID: 23104 **ZIP: 59269** **Beckum** **Nordstraße 51** **Nordrhein-Westfalen**	The property is situated on the beginning of the pedestrianised area on a main road junction close to the central main station. Distance to highway is around 5 km. The property is a refurbished old corner building with 2 floors plus attic floor in good condition. The total net area comprises: Office 446 sqm, Bank hall 271 sqm, Safe 290 sqm. Of the total net area of 1007 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	€ 76.068	€ 64.618	€ 1.100.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23105 **ZIP: 51465** **Bergisch Gladbach** **Hauptstraße 181** **Nordrhein-Westfalen**	The property is located on the main shopping street of Bergisch Gladbach. A Deutsche Bank branch as well as a department store of "P&C" is located nearby. Public transport facilities are within 500 m (train and bus station). This 5 storey terraced 1960s building with a plastered facade and a flat roof accommodates a bank hall in the ground floor and offices/doctors practices on the upper floors. No visible vacancy exists. No on site parking provided. It seems that no major maintenance works are necessary. The total net area comprises: Office 527 sqm, Bank hall 291 sqm, Storage 226 sqm. Of the total net area of 1044 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	88,64/100 NO NO 4.2 Years	€ 129.932	€ 128.060	€ 2.210.000
ID: 23106 **ZIP: 51427** **Bergisch Gladbach** **Siebenmorgen 38** **Nordrhein-Westfalen**	The subject property is located opposite of the marketplace in the local shopping area of the suburb "Refrath" of Bergisch Gladbach. Public transport facilities are in direct vicinity. The 4 storey (at the back only 1 storey) 1980s corner building with a plastered facade has a bank hall on the ground floor and office/residential units above. There is no visible vacancy. Parking is provided next to the building. The facade needs some refurbishment as in some parts the paint/plaster is coming off. The total net area comprises: Bank hall 217 sqm. Of the total net area of 217 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	161/1.000 NO NO 4.0 Years	€ 47.900	€ 49.551	€ 920.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23107 **ZIP: 57518** **Betzdorf** **Bahnhofstrasse 46** **Rheinland-Pfalz**	The subject property is located in the pedestrian zone of the main shopping street in Betzdorf. Next door are various local authorities (Amtsgericht, Standesamt). Sufficient parking spaces are also provided behind the subject property. Bus station is approx. 250 m away. This modern 4 storey (at the rear only 2 floors) building with a pre-fab stone slab facade accommodates a bank hall on the ground floor and predominantly offices (plus 1 residential unit) on the upper floors. There seems to be one unit vacant. Parking facilities are provided behind the building. At present the building is being refurbished at the rear. The total net area comprises: Office 99 sqm, Bank hall 394 sqm, Parking (inside) 6 spaces. Of the total net area of 493 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	417/1.000 NO NO 4.0 Years	€ 63.165	€ 57.085 EUR	€ 1.030.000
ID: 23109 **ZIP: 74321** **Bietigheim** **Stuttgarter** **Straße 60** **Baden-Württemberg**	The property is located on a main arterial road with a high traffic volume. The neighbourhood is a commercial area. Two other banks are located in the direct neighbourhood. The property has five floors, just the ground floor is used for retail. The upper floors are condominiums and doctors' practices. The retail units are used by the bank and other retailers. The total net area comprises: Bank hall 197 sqm, Storage 12 sqm, Parking (outside) 6 spaces. Of the total net area of 209 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	11.664/100.000 NO NO 3.0 Years	€ 25.278	€ 25.704	€ 350.000
ID: 23113 **ZIP: 53111** **Bonn** **Münsterplatz 1-3/3a** **Nordrhein-Westfalen**	The property is located in the core and historic city centre of Bonn. The Münsterplatz (a square) is the centre of the town and pedestrian shopping streets spread star-like away from it. The historic Münster (Cathedral) of Bonn is approx. 50 m away. 6-storey mixed use building (mainly office use) in a prime location of Bonn. In the historic part of the city the building has a slab facade. The total net area comprises: Office 3161 sqm, Bank hall 879 sqm, Retail 46 sqm, Storage 826 sqm, Safe 175 sqm, Residential 96 sqm. Of the total net area of 5.183 sqm there are 96 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 7.9 Years	€ 659.943	€ 711.460	€ 14.190.000
ID: 23114 **ZIP: 38100** **Braunschweig** **Neue Str. 20** **Niedersachsen**	The subject property, the quality of which is medium is situated directly next to the beginning of the pedestrianised area in Braunschweig city centre in a mixed retail/office surrounding. Across the street is a large Karstadt department store, and there are some public parking facilities in Neue Straße (subject to fee). There is a bus stop right at the property. The subject property is a 5-floor office/retail facility with a penthouse-like attic and a single floor adjoining building to the back of the house. While the front and back of the main building consist of large rows of windows, the sides are tiled. The adjoining building has large shop windows and an iron sheeting facade and comprises the bank hall and major parts of the furniture store. The ensemble is of medium quality. The total net area comprises: Office 4075 sqm, Bank hall 403 sqm, Retail 772 sqm, Safe 831 sqm, Parking (inside) 30 spaces. Of the total net area of 6081 sqm there are 2051 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.8 Years	€ 461.299	€ 478.742	€ 7.130.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23117 **ZIP: 28195** **Bremen** **Domshof 8-12** **Bremen**	The subject property is situated in the very centre of Bremen in the central market place and next to the dome. The market place forms the entrance to the pedestrianised area, but there are many office buildings, too. Close to the property is a tram stop. The quality of the surrounding buildings is good. The subject property is a conglomerate of several buildings, the most attractive of which is Nr. 8, a typical Hanseatic city house with a remarkable sandstone facade (2 floors plus attic). Nos. 9-10 and 12 are a single building with sandstone facade built apparently around the 1970s (4 floors plus double attic). No. 11 is a white painted neo-classical house (4 floors). All are in a good condition. The total net area comprises: Office 8239 sqm, Bank hall 2759 sqm, Retail 144 sqm, Storage 2776 sqm, Residential 95 sqm, Parking (inside) 28 spaces. Of the total net area of 14013 sqm there are 6933 sqm vacant.	Partial Ownership *Ground Lease (Expiry)* Monumental Protection Average Lease Term	NO NO Yes 9.7 Years	€ 777.593	€ 1.075.808	€ 16.620.000
ID: 23118 **ZIP: 28779** **Bremen** **Landrat-Christians-Str. 98** **Bremen**	The subject property is located in the northern suburb of Blumental, around 20 km from Bremen city centre. The surrounding buildings are smaller residential or mixed retail/residential facilities, most of which are rather old, the distance to suburban centre is a few hundred metres. Close to the property is an industrial plant of the Bremer Woll-Kämmer AG. The property is a 2 floor mixed use building with fitted-out attic and a plastered facade. There are two parking lots next to the building. In addition to the bank on ground floor level, there are a day clinic and residential units. The building is in a good condition. The total net area comprises: Office 188 sqm, Bank hall 248 sqm, Safe 197 sqm, Residential 107 sqm, Parking (outside) 2 spaces. Of the total net area of 740 sqm there are 620 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.3 Years	€ 8.590	€ 39.263	€ 390.000
ID: 23120 **ZIP: 28209** **Bremen** **Schwachhauser Heerstr. 76** **Bremen**	The property is located around 2 km east of the city centre on a 2 lane magistrale with tram (stop right in front of the property). There are several smaller retail facilities in the mixed buildings around, many in art nouveau style. The quality of the surrounding properties is good, there are some public parking facilities along Schwachhauser Heerstr. The subject property is located in a 3 floor building plus fitted-out attic, with residential units in the upper floors, and balconies along the plastered facade. The building is newer than many of the buildings around it, the overall quality is medium-good, the entrance area to the property is good. The total net area comprises: Office 132 sqm, Bank hall 202 sqm, Storage 39 sqm, Parking (outside) 4 spaces. Of the total net area of 373 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	5.819/10.000 NO NO 3.0 Years	€ 42.709	€ 38.616	€ 500.000
ID: 23123 **ZIP: 29221** **Celle** **Großer Plan 25** **Niedersachsen**	The property is located in the historic city centre of Celle on what appears to be a former market place which is bordered by refurbished, mainly half- timbered old buildings. There are parking lots subject to charge around. Distance to highway is 24 km. There are several vacant commercial spaces around. The property is a reconstructed 3 floored old building with 2 entrances, the condition of which is good. The total net area comprises: Office 774 sqm, Bank hall 232 sqm, Safe 343 sqm. Of the total net area of 1348 sqm there are 151 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 4.0 Years	€ 143.452	€ 101.865	€ 1.880.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23124 **ZIP: 64283** **Darmstadt** **Rheinstraße 14** **Hessen**	The subject property is located in the city centre of Darmstadt, with the pedestrian zone approx. 300 m away. The accessibility by car is very good with a public parking lot in the immediate vicinity. Public transport facilities are also good. This 5 storey representative building with a bank hall and a retail unit on the ground floor and office space on the upper floors was constructed in 2002. Each floor is divisible into 2 separate units. The exclusive tenant fit out includes minimum floor-to-ceiling heights of 2.75 m, glass doors, raised floors, windows partially floor-to-ceiling high, sun blinds lying inside, suspended metal ceilings, pendular shiners and natural stone facade. Parking spaces are provided in the basement garage. The total net area comprises: Office 2963 sqm, Retail 224 sqm, Storage 1173 sqm, Parking (inside) 25 spaces, Parking (outside) 10 spaces. Of the total net area of 4361 sqm there are 985 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.5 Years	€ 624.150	€ 533.245	€ 11.920.000
ID: 23126 **ZIP: 32756** **Detmold** **Paulinenstr. 45** **Nordrhein-Westfalen**	The property is situated in the inner city of Detmold around 100 m from the pedestrianised area on a 4 lane main road. Distance to highway is 20 km. The property is a 4 floored commercial building with a concrete facade. There are retail spaces on ground floor level and office spaces on the upper floors. To the back of the building in an inner yard are several parking lots. The total net area comprises: Office 1187 sqm, Bank hall 247 sqm, Retail 112 sqm, Storage 10 sqm, Safe 446 sqm, Parking (inside) 14 spaces, Parking (outside) 4 spaces. Of the total net area of 2002 sqm there are 444 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.6 Years	€ 126.061	€ 130.537	€ 2.090.000
ID: 23127 **ZIP: 49201** **Dissen** **Große Str. 41** **Niedersachsen**	The property is situated in the city centre of Dissen, characterised by mix-use buildings. There are public parking lots around. The property is a 3 floored mixed commercial/residential building with red bricked/concrete retail and restaurant units on ground floor level. The total net area comprises: Office 213 sqm, Bank hall 221 sqm, Safe 53 sqm, Parking (outside) 5 spaces. Of the total net area of 487 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	260/1.000 NO NO 4.0 Years	€ 47.912	€ 28.858	€ 450.000
ID: 23128 **ZIP: 78166** **Donaueschingen** **Karlstrasse 47** **Baden-Württemberg**	The property is located in the historic city centre of Donaueschingen. In front of the building there is a small square used by restaurants. There are many small retail outlets and restaurants located in that area. The vacancy level seems to be very low. The property is an old renovated building, and is in good condition. The building has three floors and the plastered facade has been painted in white color. Behind the building there are about 10 parking spaces. The total net area comprises: Office 113 sqm, Bank hall 175 sqm, Storage 77 sqm, Residential 93 sqm, Parking (outside) 1 space. Of the total net area of 458 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.2 Years	€ 41.333	€ 37.014	€ 510.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23129 **ZIP: 44309** **Dortmund** **Brackeler Hellweg 136** **Nordrhein-Westfalen**	The property is located on a high street in the Dortmund district of "Brakel". Brackeler Hellweg is a highly frequented main artery road. The property can easily be reached as the bus stop "Brakeler Kirche" of line 403 is directly opposite. Immediate surroundings are dominated by shops for day-to-day shopping demand such as a Rewe supermarket, Schlecker (next door) and a DM Drugstore. Commerzbank is opposite. However, Brakel is a social housing dominated area. The building is a 3-storey flat roof construction with a tiled facade. The ground floor is occupied by a bank, a drugstore and a cafe while the remaining floors are residential use. The total net area comprises: Bank hall 231 sqm. Storage 44 sqm. Of the total net area of 275 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	151,26/1.000 NO NO 3.0 Years	€ 31.555	€ 34.552	€ 550.000
ID: 23130 **ZIP: 44135** **Dortmund** **Kaiserstr. 61** **Nordrhein-Westfalen**	The property is located on a high street in a residential area of Dortmund's "Mitte" district. Dreba has (presumably) vacated the building and the space is currently let to an art gallery. The surroundings offer shops for the day to day shopping needs of the residents, the post office is next door, while the Sparkasse and a drugstore is located opposite the building. The second retail space in the property is let to a pharmacy while the office floors are let to lawyers. The area is definitely better compared to Brakel and re-letting of the space should not be a huge problem. The building is a 5-storey flat roof construction with a tiled facade. The ground floor is occupied by an art gallery and a pharmacy while the remaining floors are leased to lawyers and used as offices. The total net area comprises: Bank hall 305 sqm. Storage 46 sqm. Parking (outside) 2 spaces. Of the total net area of 351 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	178,816/1.000 NO NO 1.0 Years	€ 32.561	€ 35.038	€ 530.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23131 **ZIP: 44137** **Dortmund** **Kampstrasse 47** **Nordrhein-Westfalen**	The subject property is located in the city centre of Dortmund just off the main pedestrian high street. The main frontage is along Kampstrasse, a main thoroughfare in the city centre. The main train station is in immediate vicinity some 500 m behind the subject property. Other public transport facilities such as trams and buses are located directly in front of the building on Kampstrasse. Due to the large complex with West LB the building is highly visible. Other large companies such as Deutsche Telekom, Commerzbank, Sparkasse, RWE and Continental occupy buildings in the near surroundings. The terraced flat roofed 7 storey building with a pre-fab aluminium slab facade and darkened aluminium windows was constructed in 1977 and is part of a complex with the adjacent West LB building. The complex has a shopping arcade on the ground floor leading from Kampstrasse to Katharinenstrasse (pedestrian zone). The subject property has one main entrance on Kampstrasse and 2 staircases with 5 lifts all together. The bank hall and the 8 retail units on the ground floor are currently occupied by Dresdner Bank (retail units used as offices). The upper floors mainly accommodate office units with a canteen on the 6th floor (operated by Eurest). Technical equipment for the building is located on the roof and in the basement. There are three basement floors with 237 parking spaces provided on the 2nd and 3rd basement floor. The entry/exit of the basement garage, which is accessible via Schmiedingstrasse, is shared with the neighbouring property of West LB. The 1st basement floor accommodates archives and technical equipment. The property is mostly air conditioned (EG — 5th floor and retail units/bank hall have separate air conditioning). The office space is fitted out to an average standard according to the age of the building with suspended metal panelling. The total net area comprises: Office 10017 sqm, Bank hall 2279 sqm, Storage 1432 sqm, Parking (inside) 237 spaces. Of the total net area of 13728 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 10.0 Years	€ 1.311.004	€ 1.604.066	€ 26.100.000
ID: 23132 **ZIP: 47051** **Duisburg** **Königstr. 13** **Nordrhein-Westfalen**	The property is located on the major shopping street of Duisburg, a pedestrianised street, namely Königstrasse. The subject property is located more or less in the middle of the pedestrian street directly at the König- Heinrich-Platz (also a subway station). The König-Heirich-Platz is a square with a fountain and an art sculpture and therefore offers high visibility and functions as a sort of meeting point for locals and tourists. Along the Königstrasse are typical German retailers while a Galeria Kaufhoff is just across the square. The buildings next to the subject property are occupied by Deutsche Bank, Commerzbank and Sparkasse. The building is a 8-storey concrete construction with metal cladding facade. While the ground floor is used by retailers and as a banking unit the top floors are used as offices (plus an additional residential unit). The total net area comprises: Office 5159 sqm, Bank hall 1166 sqm, Retail 186 sqm, Storage 352 sqm, Residential 101 sqm, Parking (inside) 76 spaces. Of the total net area of 6964 sqm there are 1717 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.1 Years	€ 572.033	€ 893.350	€ 12.270.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23133 **ZIP: 52351** **Düren** **Bismarckstr. 2** **Nordrhein-Westfalen**	Due to its corner location on Bismarckstrasse/Schützenstrasse the building is highly visible. The building has two separate entrances as well as two different driveways (entry/exit) for the car park. Public transport is in direct vicinity (bus 100 m). The 4 storey historical corner building with a brick facing facade has a bank hall in the ground floor. The 2nd floor and the attic seem to be vacant. A third party tenant (Randstad) is occupying the first floor along Bismarckstrasse. The property is in a good state of repair (e.g. new windows). Sufficient parking spaces are located at the rear of the building. The total net area comprises: Office 1425 sqm, Bank hall 233 sqm, Storage 368 sqm, Safe 143 sqm, Residential 114 sqm, Parking (outside) 30 spaces. Of the total net area of 2283 sqm there are 716 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.6 Years	€ 157.151	€ 215.696	€ 3.420.000
ID: 23134 **ZIP: 52353** **Düren** **Zollhausstrasse 34** **Nordrhein-Westfalen**	The subject property is located on a local shopping street in a suburb of Düren. Next door is the city council of Düren. The car park at the rear of the building is accessible via a drive through on the left hand side of the building, where the entrance for the residential units is also located. Public transport is in direct vicinity (bus 10 m). The 3 storey 1970/80s flat roofed building with a brick facing facade is mostly vacant. A former bank hall on the ground floor is vacant, whereas at least part of the 1st and 2nd floor seems to be occupied by residents. Parking is provided in the courtyard behind the building. The windows are still the original ones. The total net area comprises: Retail 206 sqm, Safe 82 sqm, Parking (outside) 6 spaces. Of the total net area of 288 sqm there are 288 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	29.648/100 NO NO 0.0 Years	€ 00	€ 26.611	€ 350.000
ID: 23139 **ZIP: 40477** **Düsseldorf** **Kaiserswerther Str. 10** **Nordrhein-Westfalen**	The property is located in a good residential and retail area of Düsseldorf. The distance to the core city centre is approx. 1.3 km. The nearby vicinity is dominated by individual local shop units for day-to-day needs and restaurants. Alternative use would possibly be as a restaurant. 5 storey construction with brick and tile/glass facade. The ground floor is used as retail space while the remaining space is office/residential. The total net area comprises: Office 243 sqm, Bank hall 350 sqm. Of the total net area of 593 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	2.629,65/10.000 NO NO 5.0 Years	€ 119.642	€ 119.052	€ 2.230.000
ID: 23141 **ZIP: 40212** **Düsseldorf** **Königsallee 35-44** **Nordrhein-Westfalen**	The trophy property is located on Düsseldorf's prime retail street, the Königsallee. The corner location directly on one of the bridges grants high visibility. The rear of the building stretches to "Breite Strasse", a very good office location as well. Neighbouring buildings are occupied by Deutsche Bank and Commerzbank. On the other side of the Königsalle is "Sevens", the well known shopping centre. 8 storey office building in prime location. The appealing building has a tiled stone facade with large windows. The total net area comprises: Office 29515 sqm, Bank hall 2433 sqm, Retail 163 sqm, Storage 3233 sqm, Parking (inside) 224 spaces. Of the total net area of 35344 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 14.8 Years	€6.894.483	€ 7.261.484	€132.810.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23142 **ZIP: 37574** **Einbeck** **Altendorfer Strasse 7** **Niedersachsen**	The property is situated in the city centre of Einbeck, less than 100 m from the pedestrianised area on an inner city main road. There are predominantly mixed buildings around. The property is a 3 floored office building with a plastered facade. The condition of the main entrance area is good-medium. The total net area comprises: Office 185 sqm, Bank hall 181 sqm, Storage 44 sqm, Parking (outside) 3 spaces. Of the total net area of 411 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	€ 33.242	€ 28.776	€ 380.000
ID: 23143 **ZIP: 48282** **Emsdetten** **Frauenstr. 3** **Nordrhein-Westfalen**	The property is located directly at the marketplace in the city centre of Emsdetten. All local shopping amenities are to be found in direct vicinity. Public transport facilities are reached easily from the subject property. This 3 storey building with a brick facade and pre-fab metal slab elements, has a bank hall on the ground floor and office/doctor practices on the floors above. There is no visible vacancy. There is no on site parking provided, but sufficient public parking spaces around. The facade needs some cleaning. The total net area comprises: Office 251 sqm, Bank hall 251 sqm, Safe 182 sqm, Residential 88 sqm, Other Items 1 sqm. Of the total net area of 773 sqm there are 88 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 75 NO 3.0 Years	€ 50.751	€ 53.075	€ 630.000
ID: 23144 **ZIP: 50374** **Erftstadt** **Herrigerstr. 1** **Nordrhein-Westfalen**	The property is located in the city centre next to the marketplace. Public transport facilities are in the immediate vicinity. A separate entrance for the residential units is located on the right hand side of the building, whereas the bank hall's entrance is in the middle of the building. The 3 storey historic building with a tilted roof and a plastered facade has a bank hall on the ground floor and most likely office space on the first floor and residential units above. The facade and the windows need some cleaning and perhaps repainting. The total net area comprises: Office 121 sqm, Bank hall 168 sqm, Safe 130 sqm, Residential 86 sqm. Of the total net area of 504 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.7 Years	€ 38.955	€ 37.225	€ 610.000
ID: 23146 **ZIP: 52249** **Eschweiler** **Grabenstr. 73** **Nordrhein-Westfalen**	The property is located on the main shopping street of Eschweiler opposite of a small marketplace. At the end of Grabenstrasse, is the department store of "P&C". Public transport is reached easily. The 4 storey terraced historic building with a stone slab facade accommodates a bank hall on the ground floor and office units above. It seems that property no. 75 is above the ground floor of no. 73 (i.e. bank hall). The property is in a good state of repair including new windows. There are no parking spaces provided on site. The total net area comprises: Office 131 sqm, Bank hall 190 sqm, Safe 28 sqm, Residential 74 sqm. Of the total net area of 422 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.9 Years	€ 54.747	€ 53.692	€ 970.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23149 **ZIP: 45257** **Essen** **Kupferdreherstr. 161** **Nordrhein-Westfalen**	The property is located on a high street in a residential/industrial area of Essen. The core city centre is approx. 8 km north of the subject property. The residential quality can be described as average to low and is mainly dominated by social housing. The building is a 2 storey brick construction with a pitched roof. The appearance is typical for this type of property. While the ground floor is used as a retail banking unit, the top floors are used as offices and residential flats. The total net area comprises: Office 75 sqm, Bank hall 177 sqm, Safe 62 sqm, Residential 105 sqm, Parking (outside) 2 spaces. *Of the total net area of 419 sqm* there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	€ 38.439	€ 35.676	€ 650.000
ID: 23150 **ZIP: 45127** **Essen** **Lindenallee 4** **Nordrhein-Westfalen**	The property is located in the major inner-city retail area of Essen. The location is dominated by pedestrian shopping streets and large office complexes. The buildings in close proximity are occupied by well established German retailers such as Galeria Kaufhof and Hallhuber. The central train station "Hauptbahnhof" can be reached via a large square and is approximately 150 m away. While the area closer to the Hauptbahnhof is dominated by retailers the other side is dominated by office buildings, predominantly banks such as, Deutsche Bank, SEB and the Sparkasse. *The building is a 6 to 10-storey concrete construction* with a tiled facade. The ground floor is used as a retail banking unit while the remaining floors are used as office space. The total net area comprises: Office 5499 sqm, Bank hall 1119 sqm, Storage 123 sqm, Safe 447 sqm, Parking (inside) 25 spaces. Of the total net area of 7,187 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.0 Years	€ 623.674	€ 818.663	€ 12.310.000
ID: 23151 **ZIP: 73728** **Esslingen** **Ritterstraße 7** ***Baden-Württemberg***	The property is located in the historic city centre of Esslingen. The surrounding is dominated by small retailers. The buildings in the direct neighbourhood are similar in usage and condition. The vacancy level in that area seems to be very low. The property has four floors and is in a good condition. The ground floor is used as banking branch of Dresdner Bank, the upper three floors are used as offices. The facade on the ground floor is cladded with stone. The total net area comprises: Office 792 sqm, Bank hall 221 sqm, Safe 320 sqm, Parking (inside) 1 space. Of the total net area of 1334 sqm there are 220 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	€ 117.133	€ 128.839	€ 2.170.000
ID: 23152 **ZIP: 53879** **Euskirchen** **Alleestr. 3** **Nordrhein-Westfalen**	The subject property is located just outside the city centre next to the "Parkhotel" with the local train and bus station being right opposite. The car lot can be accessed by a drive through next to the bank hall's entrance. The 3 storey 1960/70s terraced building with a stone *slab facade has the bank* hall on the ground floor and additional office space as well as some residential units above. There is some visible vacancy. Sufficient parking spaces are provided at the rear side of the building. The facade has some light cracks, whereas the windows seem to be relatively new. The total net area comprises: Office 65 sqm, Bank hall 575 sqm, Storage 419 sqm, Residential 354 sqm, Parking (inside) 5 spaces, Parking (outside) 17 spaces. Of the total net area of 1413 sqm there are 65 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	€ 112.441	€ 114.848	€ 1.830.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23153 **ZIP: 91301** **Forchheim** **Kolpingplatz 4** **Bayern**	The property is located in the city of Forchheim which is situated in the north of Bavaria, some kilometres northeast of Nuremberg. There is a bus station on the other side of the street and the city centre is about 500 m away. The property comprises a 3-storey standalone office building with a detached flat roofed Dresdner Bank branch building. There are parking lots at the back of the building. The total net area comprises: Office 330 sqm, Bank hall 363 sqm, Safe 202 sqm, Parking (inside) 2 spaces, Parking (outside) 18 spaces. Of the total net area of 894 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	€ 77.510	€ 71.742	€ 1.050.000
ID: 23154 **ZIP: 67227** **Frankenthal** **Friedrich-Ebert-Str. 7** **Rheinland-Pfalz**	The subject property is located opposite the "Finanzamt" in a quiet side street with mostly residential flats in the neighbourhood. It is situated back to back with the property "Westl. Ring" close to the city centre. Public transportation facilities are approx. 500 m away. This 3 storey historic building with a brick facade accommodates three residential units. The property is in a good state of repair. Behind the building is a parking deck, which is shared with the neighbouring property Westl. Ring. The total net area comprises: Residential 362 sqm, Other 57 sqm, Parking (outside) 17 spaces. Of the total net area of 418 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.9 Years	€ 20.935	€ 28.708	€ 390.000
ID: 23155 **ZIP: 67227** **Frankenthal** **Mühlstr. 11-13** **Rheinland-Pfalz**	The property is located in a secondary street close to the main shopping street. The train station is approx. 800 m away. The vacant small retail unit on the ground floor of a 4 storey building is most likely in part ownership with various office/residential units above. The space is very dark, narrow and therefore probably difficult to let. The facade needs refurbishment. No parking spaces are available. The total net area comprises: Bank hall 176 sqm. Of the total net area of 176 sqm there are 176 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	225,31/1.000 NO NO 0.0 Years	€ 00	€ 16.908	€ 220.000
ID: 23156 **ZIP: 67227** **Frankenthal** **Westl.-Ringstr. 27** **/F.-Ebert-S** **Rheinland-Pfalz**	The complex is located in a secondary retail street with some small shops and restaurants — although mainly residential. It is situated back to back with the property "Friedrich Ebert Str. 7" close to the city centre. Public transportation facilities are approx. 500 m away. The 3 storey complex comprises a new (pre-fab stone slab facade) and an old building (plastered facade). The bank hall is on the ground floor whereas office space is above (also occupied by third party tenants). Some vacancy exists. The properties are in a good state of repair. Behind the building is a parking deck, which is shared with the neighbouring property Friedrich Ebert Str. 7. The total net area comprises: Office 1144 sqm, Bank hall 721 sqm, Storage 202 sqm, Safe 115 sqm, Parking (outside) 18 spaces. Of the total net area of 2182 sqm there are 860 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.5 Years	€ 123.739	€ 198.567	€ 2.970.000
ID: 23158 **ZIP: 85354** **Freising** **Obere** **Hauptstraße 10** **Bayern**	Inner city; lots of shops in direct neighbourhood; pedestrian zones around; very good infrastructure. Inner city property in average condition; plaster facade and wooden double windows; well situated entrance; retail on ground floor and office on upper floors; annex/extension of the property into backyard: metal/glass facade; average condition. The total net area comprises: Office 542 sqm, Bank hall 431 sqm, Retail 119 sqm, Storage 18 sqm, Parking (inside) 4 spaces. Of the total net area of 1109 sqm there are 162 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	515,85/1.000 NO NO 4.4 Years	€ 166.800	€ 197.370	€ 3.470.000

Property Address	Description, Age and Floor Areas	*Tenure and Tenancies*		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23159 **ZIP: 61169** **Friedberg** **Ludwigstraße 36** **Hessen**	The property is located in a secondary location with small retail branches, restaurants and residential space in the adjacent properties. Public transport facilities are not immediately visible. The 3 storey out of date building with a mainly plastered facade accommodates a bank hall on the ground floor and office space above. The 2nd floor seems to be vacant. Parking is provided opposite the building along Hanauer Strasse. Although new windows have been put in place the building needs some refurbishment to increase marketability. The total net area comprises: Office 258 sqm, Bank hall 443 sqm, Storage 443 sqm. Of the total net area of 1143 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.7 Years	€ 91.137	€ 83.430	€ 1.080.000
ID: 23160 **ZIP: 36037** **Fulda** **Universitätsplatz 7** **Hessen**	The subject property is located directly at the corner of the "Universitätsplatz", where department stores of "Karstadt" and "Kaufhof" are located as well as branches of Deutsche Bank and Volksbank. The building is highly visible. Public transport facilities as well as public parking spaces are in the immediate vicinity. The 4 storey flat roofed historic building with a stone slab facade and a big balcony on the first floor has a bank hall on the ground floor and office units above (tax advisers). The entrance for the office space is on the left hand side of the building on Universitätsplatz. There is no visible vacancy. There are some parking spaces on *site accessible via a driveway from Rabanusstr. The property* is in a good state of repair. The total net area comprises: Office 1685 sqm, Bank hall 269 sqm, Storage 413 sqm. Of the total net area of 2367 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.7 Years	€ 250.151	€ 204.805	€ 3.720.000
ID: 23162 **ZIP: 82538** **Geretsried** **Egerlandstr.** **(Parkplatz)** **Bayern**	Situated in the north part of Geretsried, at the end of the main shopping street (no pedestrian zone). Regular mixed property with residential use on upper and lower floors and retail on ground floor; plaster facade; hard to re-let. The total net area comprises: Bank hall 179 sqm, Safe 122 sqm, Parking (inside) 1 space. Of the total net area of 301 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	21,1953/1.000 NO NO 4.0 Years	€ 36.433	€ 27.700	€ 500.000
ID: 23163 **ZIP: 82110** **Germering** **Kleinfeldstr. 2/** **Untere Bahnh** **Bayern**	Located in the centre of Unterpfaffenhofen *which belongs to Germering; rapid* rail and shopping in immediate vicinity; main street. Glass/metal facade in good condition; high visibility; property well situated. The total net area comprises: Office 153 sqm, Bank hall 171 sqm, Parking (inside) 3 spaces, Parking (outside) 3 spaces. Of the total net area of 324 sqm there are 0 sqm vacant.	*Partial Ownership* Ground Lease (Expiry) Monumental Protection Average Lease Term	93,14/1.000 NO NO 4.0 Years	€ 63.797	€ 53.339	€ 900.000
ID: 23164 **ZIP: 35390** **Gießen** **Frankfurter** **Straße 4** **Hessen**	The property is located in the city centre of Giessen. There is a pedestrian bridge in front of the building, connecting the property to the shopping area of Giessen. A bus stop is 50 m away. The highways A45 and A485 can be reached within a few minutes from the city centre. Frankfurt is situated some 55 km to *the south.* The property is a 4-storey building. There are 2 building parts connected, an old building part and a newer one. The quality standard of the office space can be described as average. There are 2 entrances and stairways in the building, one is exclusively used by Dresdner Bank. Other tenants in the building are Debeka and a doctor's practice. The total net area comprises: Office 2901 sqm, Bank hall 515 sqm, Storage 462 sqm, Safe 97 sqm, Other 129 sqm, Parking (inside) 7 spaces, Parking (outside) 42 spaces. Of the total net area of 4104 sqm there are 236 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.6 Years	€ 391.502	€ 407.546	€ 7.040.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23166 **ZIP: 67269** **Grünstadt** **Friedrich-Ebert-Str 19** **Rheinland-Pfalz**	The subject property is located near the local train station with Hypovereinsbank and Sparkasse as neighbours. It is accessible from both Friedrich Ebert Strasse and Bahnhofstrasse. Sufficient public car parking is provided. The modern 2 storey building with a plastered facade accommodates the bank hall in the ground floor and office space (let to an insurance company) above. The facade needs a cleaning, but generally the property is in a good state of repair. No parking spaces available. The total net area comprises: Office 140 sqm, Bank hall 162 sqm, Safe 147 sqm, Parking (outside) 3 spaces. Of the total net area of 449 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.4 Years	€ 40.002	€ 36.410	€ 680.000
ID: 23167 **ZIP: 51643** **Gummersbach** **Kaiserstr. 30** **Nordrhein-Westfalen**	The subject property is located in the city centre of Gummersbach within the pedestrian zone. Opposite is a "Karstadt" department store and a Commerzbank building. The subject property is not highly visible as the neighbouring property narrows the street along the building. Public transport is reached easily from the property. The 4 storey terraced 1980s building with a pre-fab glazed stone slab facade accommodates a bank hall on the ground floor and office units above. The 2nd and 3rd floor seem to be vacant. Parking is provided in a small indoor garage at the back of the building. The property is in a good state of repair. The total net area comprises: Office 869 sqm, Bank hall 194 sqm, Safe 125 sqm, Parking (outside) 2 spaces. Of the total net area of 1188 sqm there are 553 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	€ 86.744	€ 113.694	€ 1.560.000
ID: 23168 **ZIP: 33330** **Gütersloh** **Münsterstrasse 11-13** **Nordrhein-Westfalen**	The property is located in the city centre of Gütersloh close to a pedestrianised area. There is a parking block across the street. The property is a 2 floored building with fitted-out attic. There are parking lots to the back of the building. The total net area comprises: Office 1061 sqm, Bank hall 794 sqm, Safe 635 sqm, Residential 153 sqm, Parking (outside) 24 spaces. Of the total net area of 2.643 sqm there are 636 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 1.0 Years	€ 142.203	€ 165.793	€ 2.050.000
ID: 23169 **ZIP: 58135** **Hagen** **Berliner Str. 124** **Nordrhein-Westfalen**	The subject property is located in the city centre of Hagen just off the main pedestrian zone. Bus lines are routed along Berliner Strasse. The tube station is approx. 500 m away. The 5 storey historical building with a stone facade provides a bank hall on the ground floor and residential units on the upper floors. Apparently only 3 of 8 residential units are currently let. The parking spaces provided are probably accessible from Corbacher Strasse (no signposts found). The property is in a good state of repair. The total net area comprises: Office 144 sqm, Bank hall 293 sqm, Storage 144 sqm, Residential 393 sqm, Parking (outside) 3 spaces. Of the total net area of 974 sqm there are 323 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.0 Years	€ 34.446	€ 59.691	€ 690.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23171 **ZIP: 21029** **Hamburg** **Alte Holstenstr. 63** **Hamburg**	The Property is located in Hamburg-Bergedorf. The Bergedorf district has 117,000 inhabitants. The subject property is situated in a good inner city location not far from the S-Bahn station of Bergedorf (16 km to city). It is located on a traffic junction with a highly frequented street. The property is located opposite the end of the pedestrian zone. There are existing plannings for a development of the S-Bahn station. This station is located 200 m from the property. If this development is carried out, the surrounding will be upgraded. The 4 floor main building hosts the branch of Dresdner Bank on ground floor level, the adjoining building has 3 floors only. The upper floors provide office space. The back of the building is let to a tax-accountant. The overall condition is good, although refurbishments here and there might be necessary. The wooden windows are undamaged, as is the tiled roof. The total net area comprises: Office 451 sqm, Bank hall 161 sqm, Storage 72 sqm, Safe 89 sqm, Residential 185 sqm. Of the total net area of 957 sqm there are 185 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.4 Years	€ 85.750	€ 84.002	€ 1.260.000
ID: 23172 **ZIP: 20097** **Hamburg** **Beim Strohhause 32** **Hamburg**	The subject property is located in the quarter of Borgfelde around 1,5 km from the city centre and around 50 m from S-Bahn and subway station Berliner Tor, which provides a very good connection to public transport. The surrounding buildings are predominantly commercial facilities, but provide residential units too. The property is a 5 floor building with a red brick facade, which is used by commercial tenants. The branch of Dresdner Bank used to be on the ground floor level, which is currently vacated. The ground floor has metal windows, the upper floors are equipped with wooden windows. There is some visible damage, the building seems due for refurbishment. The total net area comprises: Office 337 sqm, Bank hall 16 sqm, Storage 78 sqm, Residential 74 sqm, Parking (outside) 5 spaces. Of the total net area of 506 sqm there are 350 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.2 Years	€ 12.431	€ 34.671	€ 430.000
ID: 23173 **ZIP: 20354** **Hamburg** **Drehb.1/** **Dammtorstr.1/Valer** **Hamburg**	The subject property is located in the city centre of Hamburg, right where the character of the surrounding shifts from a primarily retail- to a primarily office-dominated one, which makes it one of the top locations in Hamburg. The connections to public transport are very good, distance to main central station is 1 km, to the highway 7 km and to the airport around 12 km. There are many retail and restaurant facilities around, across the street the Hamburg opera is located. The property is a 9 floor red brick building with a front of approx. 130 m. The upper 3 floors each stand back a bit from the lower floor, forming a terraced shape. The ground floor provides retail facilities. There is access to an 2-level indoor parking facility (50 units) from Drehbahn. There is an inner courtyard in the middle of the site. A canteen is located on the 2nd floor. The property is currently under refurbishment. The refurbishment will be completed mid 2006. The refurbished spaces are in a good condition, so are the entrance areas. The tenant Colt Telecom invested a lot of money in their technical facilities. The total net area comprises: Office 19961 sqm, Bank hall 520 sqm, Retail 1.606 sqm, Storage 3732 sqm, Other 187 sqm, Parking (inside) 50 spaces, Other Items 1 sqm. Of the total net area of 26006 sqm there are 954 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 11.8 Years	€4.138.598	€ 3.993.994	€ 78.280.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23174 **ZIP: 20249** **Hamburg** **Eppendorfer Landstr. 12** **Hamburg**	The subject property is situated in the quarter of Eppendorf, which is characterised by exclusive residential facilities. The surrounding along Eppendorfer Landstraße and in side streets is characterised by many small but high class retail facilities. The property is situated in a representative refurbished art nouveau building with 5 floors and fitted out attic, which is in a very good condition. The Dresdner Bank branch on ground floor level is in a good condition, too, entrance area, landscaping and outside pavement is well taken care of, as are the plastic doors and windows. There are no visible damages. The total net area comprises: Bank hall 216 sqm, Safe 104 sqm. Of the total net area of 320 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	10.135/100.000 NO NO 5.0 Years	€ 43.979	€ 40.195	€ 650.000
ID: 23175 **ZIP: 22305** **Hamburg** **Fuhlsbüttler Str. 147** **Hamburg**	The subject property is located in the quarter of Barmbek around 5 km from city centre. There is a good connection to the public transport system by S-Bahn and subway station Barmbek. The surrounding is characterised mainly by residential facilities, but provides retail and smaller commercial units as well. The subject property is located in a 5-floor (plus attic) flat roofed building with a red brick facade on the upper floors and a sandstone facade on ground floor level. It is located on a highly frequented street and is equipped with apparently undamaged plastic windows. The overall condition of the property is good. The total net area comprises: Bank hall 251 sqm, Safe 144 sqm. Of the total net area of 396 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	415/1.438 NO NO 5.0 Years	€ 47.292	€ 38.897	€ 590.000
ID: 23176 **ZIP: 21073** **Hamburg** **Lüneburger Strasse 47** **Hamburg**	The subject property is located in the very centre of the suburb of Harburg around 9 km from Hamburg city centre. Right at the beginning to the pedestrianised area, and next to the shopping mall Harburg arkaden, the weekly market and the town hall, the location of the property is very good. Transport is provided by the Harburger Ring, 6 bus lines and the S-Bahn. The surrounding is characterised, among others, by Karstadt and Peek & Cloppenburg. The property is a representative 4-floor building with a tiled roof which is in a very good condition. The facade is a mix of red brick and sandstone. The total net area comprises: Office 1308 sqm, Bank hall 441 sqm, Safe 239 sqm, Parking (outside) 2 spaces. Of the total net area of 1987 sqm there are 163 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	1000/1000 NO NO 6.0 Years	€ 283.400	€ 274.627	€ 5.170.000
ID: 23177 **ZIP: 22765** **Hamburg** **Museumsstr. 31** **Hamburg**	The subject property is located in the quarter of Altona, around 100 m from the IC- and S-Bahn station and around 3 km from Hamburg city centre. The property is a white plastered 4-floor building with a tiled roof and fitted-out attic. The overall condition of the property is good. There are separate entrances to the office and residential units. There are metal windows on ground floor level. The total net area comprises: Office 1134 sqm, Storage 57 sqm, Safe 170 sqm, Residential 903 sqm. Of the total net area of 2264 sqm there are 1219 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.6 Years	€ 64.065	€ 166.468	€ 2.370.000
ID: 23179 **ZIP: 63450** **Hanau** **Am Markt 10** **Hessen**	The subject property is located in the heart of the city centre of Hanau directly in the pedestrian zone with a department store of "Kaufhof" opposite. A bus and taxi station is within 50 m. Public parking is also provided within 50 m. The 4 storey historical building with a plastered facade has a bank hall on the ground floor and office space on the upper floors. There is no visible vacancy. There are no on site parking facilities provided. The subject property is in a good state of repair. The total net area comprises: Bank hall 237 sqm, Storage 167 sqm. Of the total net area of 404 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	358,73/1.000 NO NO 6.0 Years	€ 76.105	€ 63.864	€ 1.420.000

Property Address	Description, Age and Floor Areas	*Tenure and Tenancies*		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23180 ZIP: 63450 Hanau Nürnberger Straße 4 Hessen	The property is a very good location on the opposite site of an inner city shopping centre "City Center" (Karstadt, Saturn, etc.), the main pedestrian zone of Hanau begins in approx. 200 metre distance. Various shops and offices are predominantly in the direct vicinity. Public transport facilities are directly accessible. The property was built in 1991 and offers for the location a very good fit out with raised floors, suspended ceilings, partly air-conditioning etc. the 5 storey modern building with a plastered facade is part of a complex with Nürnberger Str. No. 2. A bank hall is located on the ground floor whereas office space is provided on the upper floors. Parking spaces are provided in the basement garage and also behind the building. The property is in a good state of repair. The total net area comprises: Office 2265 sqm, Bank hall 196 sqm, Storage 100 sqm, Parking (inside) 30 spaces. Of the total net area of 2561 sqm there are 513 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	377/1.000 NO NO 6.0 Years	€ 271.073	€ 283.598	€ 5.130.000
ID: 23181 ZIP: 30159 Hannover Prinzenstr. 5 Niedersachsen	The subject property is situated in the centre of Hanover, about 100 m from the pedestrianised area in a surrounding characterised by office buildings and the Hanover opera and theatre. The surrounding buildings are in medium quality with various users, next door is the Hanover theatre. The property is a 5 floor building with basement and a brownish plastered facade, the quality is medium. There is parking indoors or in the backyard of the building. The total net area comprises: Office 1878 sqm, Storage 268 sqm, Parking (inside) 9 spaces. Of the total net area of 2145 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.0 Years	€ 171.794	€ 175.980	€ 2.370.000
ID: 23182 ZIP: 30159 Hannover Rathenaustr. 4 Niedersachsen	The subject property is situated in the centre of Hanover, about 100 m from the pedestrianised area in a surrounding characterised by office buildings and the Hanover opera theatre. The surrounding buildings are in good quality, mainly used by other banks, across the street is the Hanover opera. The property comprises two buildings of which one is a 4 floor neo-classical building which is in a good condition. It has a sandstone facade, a representative bank hall, offices and a canteen on the top floor. The access to the office is granted through an internal representative staircase which currently only has access through the bank hall. The building with a separate access from Sophienstraße comprises offices. Both buildings are currently connected. The total net area comprises: Office 3722 sqm, Bank hall 1112 sqm, Storage 1,009 sqm, Safe 977 sqm, Parking (outside) 10 spaces. Of the total net area of 6822 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 10.0 Years	€ 616.569	€ 514.626	€ 10.490.000
ID: 23183 ZIP: 30449 Hannover Schwarzer Bär 6 Niedersachsen	The subject property is situated around 1 km east of Hanover city centre in a mixed commercial/residential area. Schwarzer Bär is a strongly frequented 4 lane magistrale including a tram line (currently construction work underway). There is a tram stop around 30 m away and a bus stop around 100 m away. The area is of medium quality, there are many cheaper retail and office facilities in the direct surrounding. The property is in a 6 floor mixed commercial/residential building in art nouveau style with a plastered facade on the upper floors, and a granite-cladded facade on ground floor level (medium overall condition). The property is situated on ground floor level. The total net area comprises: Office 172 sqm, Bank hall 165 sqm, Safe 50 sqm. Of the total net area of 387 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	1.530/10.000 NO Yes 1.0 Years	€ 38.930	€ 34.138	€ 420.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23184 **ZIP: 30179** **Hannover** **Vahrenheider** **Markt 4** **Niedersachsen**	The subject property is situated in a sub-centre shopping street close to Hanover University, approximately 1 km north of the city centre. There are predominantly smaller retail facilities and a supermarket on ground floor level, residential units in the upper floors (similar to subject property). Engelbosteler Damm is a 2 lane street which is fairly busy. The surrounding properties are medium-good quality. The property is located in a 4 floor mixed office/residential building, which is cladded with red brick. The house is in good quality, and so is the entrance to the property. There are around 10 m shopping windows. The total net area comprises: Office 58 sqm, Retail 169 sqm, Parking (outside) 5 spaces. Of the total net area of 227 sqm there are 227 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	00 +133/10.000 NO NO 0.0 Years	€ 00	€ 20.577	€ 220.000
ID: 23187 **ZIP: 74072** **Heilbronn** **Kaiserstr. 37** **Baden-Württemberg** **banks**	The property is located at the fringe of the pedestrian area. A tram station is about 50 m away. The "Kaiserstr." is a main arterial road of Heilbronn. The area is dominated by office buildings and buildings with retail units. Two other are located in the immediate vicinity. The property is an old elegant building in a good condition. The building has four storeys. The building has a large staircase and looks elegant. The total net area comprises: Office 983 sqm, Bank hall 420 sqm, Safe 482 sqm. Of the total net area of 1885 sqm there are 347 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 4.0 Years	€ 178.218	€ 192.163	€ 3.370.000
ID: 23189 **ZIP: 44623** **Herne** **Heinrichstr. 8** **Nordrhein-Westfalen**	The property is located in a sidestreet just off the main shopping street with predominantly office and residential use. The car park is accessible via Schäferstrasse. The 4 storey 1970/80s terraced building with a stone slab facade accommodates a bank hall on the ground floor with a separate exit to the parking lot towards Schäferstrasse. The office space above seems to be partly vacant. The windows are still the original ones. The property is in a good state of repair. The total net area comprises: Office 621 sqm, Bank hall 464 sqm, Safe 369 sqm, Parking (outside) 17 spaces. Of the total net area of 1453 sqm there are 414 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	€ 61.331	€ 81.150	€ 1.050.000
ID: 23191 **ZIP: 95028** **Hof** **Poststraße 2** ***Bayern***	The property is located in Hof, which is situated in the northern part of Bavaria, close to the border to Saxony. The location can be described as an inner city with access to a pedestrianised area. There are several highways around Hof: the A9 to the west, A72 to the north and A33 to the east. The property is a 5-storey office building with a Dresdner Bank branch on the ground floor. The facade is plastered and has some red painted elements. There are smaller buildings attached on both sides of the building. The total net area comprises: Office 777 sqm, Bank hall 301 sqm, Safe 192 sqm. Of the total net area of 1269 sqm there are 420 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	€ 73.381	€ 82.367	€ 1.120.000
ID: 23192 **ZIP: 58636** **Iserlohn** **Am Dicken Turm** **(Kfz-Stellpla** **Nordrhein-Westfalen**	The car park is located just off the main shopping area, but is highly frequented. Open modern parking deck comprising some 30 car parks with two separate entry/exit driveways each having a barrier. The total net area comprises: Parking (inside) 30 spaces, Other Items 1 sqm. Of the total net area of 0 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	369/1.250 45 NO 1.0 Years	€ 5.522	€ 10.800	€ 140.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23193 **ZIP: 58636** **Iserlohn** **Schillerplatz 1** **Nordrhein-Westfalen**	The subject property is located in the city centre of Iserlohn marking a whole building complex ("Am Dicken Turm" and "Schillerplatz"). Opposite the building is a department store of "Karstadt" and branches of Deutsche Bank and the Stadtsparkasse. Public transport facilities are in direct vicinity. This 4 storey 1970/80s corner building with a stone slab facade accommodates a bank hall on the ground floor and office units on the upper floors. The building complex stretches along "Am Dicken Turm" and "Schillerplatz", each marketplace having access to the bank hall. A further entrance is provided for the office units above. There is no visible vacancy. There is no visible on site parking provided. The windows are the original ones and the facade needs some cleaning or repainting. The total net area comprises: Office 1861 sqm, Bank hall 1160 sqm, Storage 504 sqm, Safe 108 sqm, Residential 103 sqm, Parking (inside) 7 spaces. Of the total net area of 3736 sqm there are 103 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.0 Years	€ 271.343	€ 277.061	€ 4.140.000
ID: 23194 **ZIP: 52428** **Jülich** **Wilhelmstr. 1** **Nordrhein-Westfalen**	The property *is located at the corner of* Gr. Ruhrstrasse/Wilhelmstrasse, the former being a small shopping street (no pedestrian zone). The car park is accessible via Wilhelmstrasse. Next door is the financial authority of Jülich. Public transport is in direct vicinity. The 3 storey 1950/60s corner building with a stone slab facade accommodates a bank hall on the ground floor and offices above. Apparently there is one unit vacant. Parking is provided behind the building. The property is in a good state of repair (windows seem to be new). The total net area comprises: Office 251 sqm, Bank hall 231 sqm, Storage 170 sqm, Residential 48 sqm, Parking (outside) 16 spaces. Of the total net area of 700 sqm there are 48 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	€ 91.382	€ 95.750	€ 1.640.000
ID: 23195 **ZIP: 67655** **Kaiserslautern** **Eisenbahnstr. 5** **Rheinland-Pfalz**	The property is located in the city centre close to the pedestrian zone. There are three entrances along the ground floor. Public transport facilities as well as public parking spaces are in direct vicinity. The 3 storey 1950/60s building with a stone slab facade comprises a bank hall on the ground floor and office space above. Apparently there is one unit vacant. The facade and windows need some cleaning/refurbishment. No on site parking spaces are available. The total net area comprises: Office 568 sqm, Bank hall 369 sqm, Storage 254 sqm, Safe 57 sqm. Of the total net area of 1247 sqm there are 280 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	€ 70.356	€ 102.824	€ 1.670.000
ID: 23196 **ZIP: 76133** **Karlsruhe** **Karl-Friedrich-Str. 7/** **Zähringe** **Baden-Württemberg**	The property is located *in the pedestrianised* zone of Karlsruhe on an old historic square. A tram station is in front of the building. The neighbourhood is dominated by similar buildings. The property used by the bank is a historic, renovated building. One side is cladded with stone. The property has about 20 parking spaces on the inside. The building is in very good condition. The total net area comprises: Office 2591 sqm, Bank hall 568 sqm, Storage 490 sqm, Safe 110 sqm, Parking (outside) 2 spaces. Of the total net area of 3760 sqm there are 650 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 8.0 Years	€ 290.258	€ 355.451	€ 6.440.000
ID: 23198 **ZIP: 24103** **Kiel** **Andreas-Gayk-Str. 15** **Schleswig-Holstein**	The property is located in the extension road by the Sophienblatt next to several major retailers, e.g. Woolworth or Intersport. The main train station is within 5 minutes walking distance. Citibank, Norisbank and NordwestLotto are next to the building as well as the new town hall. The next highway interchange is 2.5 km away. The property is a G+4 building with banking facilities in the basement. The upper floors are for office use. There are only three tenants (Dresdner Bank, Koko von Knebel and FG Finanzservice AG). The ground floor is fully let while the upper floors are mainly vacant. The total net area comprises: Office 2,288 sqm, Bank hall 616 sqm, Retail 234 sqm, Safe 273 sqm, Other 227 sqm, Parking (inside) 10 spaces, Parking (outside) 22 spaces. Of the total net area of 3,638 sqm there are 565 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	€ 381.093	€ 342.762	€ 6.480.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23199 **ZIP: 56068** **Koblenz** **Clemensstraße 32** **Rheinland-Pfalz**	The tower is located in the city centre of Koblenz with the marketplace ("Zentralplatz") opposite. Next to the subject property is a newly developed shopping centre with office space on the top levels. The property is accessible via Clemensstrasse and Görgenstrasse. Public transport is located directly in front of the property. This 8 storey 1970s high rise building with a pre-fab metal slab facade accommodates the bank hall on the ground floor and office space above. There seems to be some vacancy. Along Görgenstrasse a third of the facade is covered by ventilation slots. The windows and the facade are in their original state of repair. The total net area comprises: Office 2887 sqm, Bank hall 1,141 sqm, Storage 984 sqm, Residential 95 sqm, Parking (inside) 46 spaces. Of the total net area of 5106 sqm there are 323 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.9 Years	€ 382.574	€ 404.162	€ 6.320.000
ID: 23200 **ZIP: 50667** **Köln Brüderstr. 3** **Nordrhein-Westfalen**	The property is located opposite Colognes Schauspielhaus theatre and close to the opera. While the location is about 200 m away from the subway station and has very good retail space the micro location is only of B quality due to relatively low visibility and the fact that most people will only pass the subject property in order to get somewhere else. 4-storey building with stone tile facade. While the ground floor can be let as retail space, the top floors are primarily for residential use. The total net area comprises: Bank hall 258 sqm, Storage 116 sqm. Of the total net area of 374 sqm there are 374 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	388.334/1.000 NO NO 0.0 Years	€ 00	€ 68.783	€ 1.180.000
ID: 23201 **ZIP: 50668** **Köln** **Enggasse 3a/b,** **Tunisstr. 27** **Nordrhein-Westfalen**	The property is located in an established office area in the city centre of Cologne. With the Hauptbahnhof just a few minutes walk away, the area benefits from good infrastructure and central location. Neighbouring buildings are occupied mainly by banks such as Sal Oppenheim, Deutsche Bank and Commerzbank. The building is located at a crossing and therefore offers good visibility. The building "Unter Sachsenhausen 5" is located on the other side of the crossing. 7-storey office building with tiled stone facade. The total net area comprises: Office 2956 sqm, Storage 848 sqm, Safe 197 sqm, Other 1 sqm, Parking (inside) 9 spaces. Of the total net area of 4002 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 1.0 Years	€ 482.217	€ 488.845	€ 8.830.000
ID: 23203 **ZIP: 51103** **Köln** **Kalker Hauptstr.** **193-195** **Nordrhein-Westfalen**	The property is located on a highly frequented and busy local high street in the "Kalk" district of Cologne with high footfall. The high street offers some attractive new developments such as the "Köln Arkaden" and all other typical high street shops. The retail unit next to the subject property is occupied by Edeka, while Schlecker and Kaufhof are just a few steps away. 5-storey building with metal coverings as a facade. Ground floor is used as retail and office space while the top floors are primarily residential use. The property has a limited amount of private parking spaces at the rear of the building. The retail part of the building is very deep and a conversion from its current use to retail has made efficient use of this "uneasy" structure (for example storage at the rear or office use). The total net area comprises: Bank hall 453 sqm, Parking (outside) 5 spaces. Of the total net area of 453 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	342.923/1.000 NO NO 4.0 Years	€ 75.344	€ 83.976	€ 1.560.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23206 **ZIP: 50667** **Köln** **Unter** **Sachsenhausen 5-7** **Nordrhein-Westfalen**	The property is located in an established office area in the city centre of Cologne that is dominated by banks. With the Hauptbahnhof just a few minutes' walk away the area benefits from its good infrastructure and central location. Neighbouring buildings are occupied mainly by banks such as Sal Oppenheim, Deutsche Bank and Commerzbank. The building is located at a major crossing and therefore offers good visibility. The building "Enggasse 3", also in this portfolio, is located right across from this property. Highly visible 5 to 6-storey office corner-building with large stone tiling facade and recessed windows. The building is used as an office building with a retail banking unit on the ground floor. It is the Cologne headquarters of Dresdner Bank. While Dresdner Bank occupies the whole building there are unused offices within the building. Some of this unused space is relatively dated and would need refurbishment. The building has an underground parking facility stretching over two floors. The total net area comprises: Office 8747 sqm, Bank hall 2978 sqm, Storage 2.664 sqm, Parking (inside) 94 spaces. Of the total net area of 14388 sqm there are 1574 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 15.0 Years	€ 1.635.655	€ 2.151.464	€ 31.850.000
ID: 23209 **ZIP: 47829** **Krefeld** **Am Marktplatz 26** **Nordrhein-Westfalen**	The subject property is located directly in the city centre of Ratingen in the marketplace opposite the church. Due to its corner location the property is highly visible. Public transport facilities are in the direct vicinity. The 4-storey restored historical corner building accommodates a bank hall on the ground floor and office/residential space above. One residential unit is vacant. Two separate entrances for the bank hall and the office/residential units above. No parking facilities are on site. The property is in a good state of repair. The total net area comprises: Bank hall 238 sqm, Storage 93 sqm. Of the total net area of 331 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	4.053/10.000 NO NO 4.0 Years	€ 44.728	€ 46.480	€ 800.000
ID: 23210 **ZIP: 47798** **Krefeld** **Ostwall 101-107** **Nordrhein-Westfalen**	The subject property is located on the "Ostwall", a major thoroughfare through Krefeld, leading towards the main train station. Along Ostwall are predominately terraced houses with smaller retail units in the ground floor and office/residential units above. The main shopping area is located west of "Ostwall". Public transport is in direct vicinity (tram, bus and main train station). The 5 storey historical building with a plastered facade accommodates a bank hall on the ground floor (many small untypical pointed arc windows, therefore relatively dark retail unit) and office units above. A basement garage is provided and is accessible via Dreikönigenstr. There is no visible vacancy nor any third party tenants occupancy. The windows are slightly aged and the facade needs some cleaning. The total net area comprises: Office 2643 sqm, Bank hall 591 sqm, Storage 929 sqm, Parking (inside) 38 spaces, Parking (outside) 8 spaces. Of the total net area of 4163 sqm there are 462 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	€ 367.633	€ 372.783	€ 6.970.000
ID: 23211 **ZIP: 95326** **Kulmbach** **Fritz-Hornschuch-Strasse 2** **Bayern**	The property is located in Kulmbach which is a city in the northern part of Bavaria. The border to Thuriniga is close. The city is known for its beer brewery. The property is a 5-storey office and retail building. It has a cladded facade. The retail units are on the ground floor as well as a Dresdner Bank branch. The total net area comprises: Office 259 sqm, Bank hall 296 sqm, Safe 180 sqm. Of the total net area of 734 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	261,942/1.000 NO Yes 4.0 Years	€ 60.607	€ 59.495	€ 1.090.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23212 **ZIP: 94405** **Landau an der Isar** **Marienplatz 3 (TE)** **Bayern**	The property is located on the central market square in Landau an der Isar. Direct surroundings are dominated by banks (Sparkasse, VR-Bank and Hypovereinsbank) as well as the local town hall and local authority. Some smaller cafes and bakeries occupy units alongside the square. The local bus station is directly opposite the building. 3 storey retail land office/residential building with plastered facade in a traditional Bavarian architecture style. The building is in good repair and the general condition can be described as good. The total net area comprises: Bank hall 172 sqm, Safe 44 sqm, Parking (outside) 5 spaces. Of the total net area of 216 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	250/1.000 NO Yes 4.0 Years	€ 17.609	€ 18.122	€ 320.000
ID: 23213 **ZIP: 70771** **Leinfelden** **Hauptstr. 91** **Baden-Württemberg**	The property is located on the main street of Leinfelden-Echterdingen. The traffic incidence is very high. The buildings in the neighbourhood have a similar usage, the ground floor is used by retailers and restaurants and there are apartments on the upper floors. The vacancy level seems to be very low. The property has five floors. The area used by the bank is located on the ground floor. The condition of the building is average. There are some defects in the plaster. Three parking lots in front of the property are reserved for bank clients. The total net area comprises: Bank hall 203 sqm, Safe 111 sqm, Parking (inside) 4 spaces. Of the total net area of 314 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	168,0/1.000 NO NO 4.0 Years	€ 35.420	€ 34.306	€ 620.000
ID: 23214 **ZIP: 51379** **Leverkusen** **Kölner Str. 45** **Nordrhein-Westfalen**	The subject property is located in the regional city centre of Opladen, a suburb of Leverkusen. Next door is the Stadtsparkasse. Public transport facilities are reached easily. The 6 storey 1960s terraced building with a bank hall in the ground floor and residential units above has 12 balconies facing the high street. There is some visible vacancy. There are no visible on site parking facilities. The property has new windows but the facade needs cleaning. The total net area comprises: Bank hall 299 sqm, Storage 103 sqm, Parking (outside) 4 spaces. Of the total net area of 402 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	21,825/100 NO NO 4.0 Years	€ 60.251	€ 62.482	€ 1.080.000
ID: 23218 **ZIP: 67059** **Ludwigshafen** **Bismarckstrasse 41** **Rheinland-Pfalz**	The property is located in Ludwigshafen which is between Frankfurt and Stuttgart. It is an inner city location with very good access to the pedestrianised area. The 5-storey building has a Dresdner Bank branch on the ground floor and offices on the upper floors. It has a corner position. It has a cladded facade. The total net area comprises: Office 2119 sqm, Bank hall 388 sqm, Safe 355 sqm, Other 312 sqm, Parking (inside) 13 spaces. Of the total net area of 3174 sqm there are 1435 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	€ 186.918	€ 296.306	€ 5.510.000
ID: 23221 **ZIP: 55252** **Mainz-Kastel** **Mainzer Straße 3** **Hessen**	Mainzer Strasse is a secondary retail location, with some small retail units (barber, etc.) though predominantly a residential area. Public transport is in the direct vicinity. The 3 storey 1970s corner building with a plastered facade accommodates a retail unit in the ground floor (former bank hall, now used by Deutsche Vermögensberatung) and offices above. Some space seems to be vacant. The facade and the windows need refurbishment. Entrance to other units are in the courtyard. The total net area comprises: Bank hall 135 sqm, Storage 31 sqm. Of the total net area of 166 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	331,948/1.000 NO NO 1.0 Years	€ 15.848	€ 15.061	€ 220.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23222 **ZIP: 68169** **Mannheim** **Mittelstr.6/** **Schimperstr. 2** **Baden-Württemberg**	The property is located at a prominent corner directly at "Alte Messplatz", which distributes the traffic coming from the central city over the "Kurpfalzbrücke" into various directions. The location is directly in the middle of Mannheim's district "Neckarstadt", of which the eastern part offers a simple standard of residential accommodation with a high proportion of foreign inhabitants while the western part is a quite popular place to live for students and families. The property offers a banking hall on the ground floor and 3 upper floors. The building has an historic facade and seems to be in good condition. The total net area comprises: Bank hall 244 sqm, Storage 21 sqm, Safe 153 sqm, Residential 626 sqm, Parking (outside) 2 spaces. Of the total net area of 1044 sqm there are 134 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.5 Years	€ 76.542	€ 85.175	€ 1.410.000
ID: 23225 **ZIP: 95615** **Marktredwitz** **Bahnhofstr. 1-3** **Bayern**	The property is located in the centre of Marktredwitz. Marktredwitz is a small town in the northern part of Bavaria, located at highway A33 and about 40 km east of Bayreuth. The border to the Czech Republic is just 15 km to the east. The property is a 2-3-storey stand alone building. There is a Dresdner Bank branch on the ground floor. The floors are used as office space by Dresdner Bank. The total net area comprises: Bank hall 297 sqm, Safe 102 sqm, Parking (outside) 7 spaces. Of the total net area of 399 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	588,39/1.000 NO NO 4.0 Years	€ 39.660	€ 35.052	€ 530.000
ID: 23229 **ZIP: 74821** **Mosbach** **Kesslergasse** **12/Eckearten** **Baden-Württemberg**	The building is located between the fringe of the pedestrian area and the main station of Mosbach. The dominant usage in the area is residential. Just some small retailers are in the direct neighbourhood. The bank uses the ground floor and second floor of the building. The yellow painted house is in an average condition and has some defects in the facade. The total net area comprises: Office 147 sqm, Bank hall 208 sqm, Safe 128 sqm. Of the total net area of 483 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	213,96/1.000 NO NO 4.0 Years	€ 32.923	€ 32.396	€ 450.000
ID: 23230 **ZIP: 45468** **Mühlheim/Ruhr** **Hans-Böckler-Platz 2** **Nordrhein-Westfalen**	Hans Böckler Platz accommodates the "Forum" shopping centre, high rise residential buildings, office complexes (e.g. "Postbank") and part of a small shopping street. The total net area comprises: Bank hall 262 sqm, Safe 112 sqm. Of the total net area of 374 sqm there are 374 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	190/1000 NO NO 0.0 Years	€ 00	€ 27.810	€ 360.000
ID: 23231 **ZIP: 45478** **Mülheim/Ruhr** **Duisburger Str. 282** **Nordrhein-Westfalen**	The property is highly visible due to its corner location on Duisburger Strasse/Lutherstrasse. In Lutherstrasse are predominantly residential units, whereas Duisburgerstrasse is a main thoroughfare leading out of Mülheim to the west. Public transport is in direct vicinity (bus 100 m). The 5 storey 1980s building with a plastered facade has a bank hall on the ground floor and offices/doctors' practices above. There seems to be no visible vacancy. The windows are still the original ones. The facade needs some cleaning. Car parks are provided behind the building in Lutherstrasse. The total net area comprises: Office 41 sqm, Bank hall 157 sqm, Safe 82 sqm, Parking (outside) 3 spaces. Of the total net area of 280 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	2.288/10.000 NO NO 1.0 Years	€ 24.972	€ 25.571	€ 400.000
ID: 23232 **ZIP: 81379** **München** **Boschetsrieder** **Strasse 81-83** **Bayern**	Boschetsrieder Straße is the main drive-through street of München-Sendling; some retail, some office, residential under average; property is situated a little out of the main business location of this area. 5-storey-property with plaster facade; retail on ground floor, office and residential on upper floors; partial ownership. The total net area comprises: Office 186 sqm, Bank hall 355 sqm, Safe 88 sqm, Other 16 sqm, Parking (inside) 3 spaces. Of the total net area of 645 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	2.587/10.000 NO NO 4.0 Years	€ 66.625	€ 76.777	€ 1.210.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23234 **ZIP: 80802** ***München*** **Leopoldstr. 37** **Bayern**	Leopoldstraße is the main northern access street into Munich. The location of the property is the most frequented location of Leopoldstraße in the middle of *Schwabing with a lot of pedestrians. Lots of shops. Very good infrastructure.* Requested location for office, retail and residential. 4-5 storey property with own underground car park garage (very important in this location); two stages of construction (front and back part, divisible); plaster facade; good fit out of spaces; property in good condition The total net area comprises: Office 1695 sqm, Bank hall 432 sqm, Retail 77 sqm, Safe 55 sqm, Other 170 sqm, Parking (inside) 10 spaces. Of the total net area of 2,430 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) *Monumental Protection* Average Lease Term	NO NO NO 9.4 Years	€ 692.650	€ 698.318	€15.350.000
ID: 23235 **ZIP: 80333** **München** **Promenadeplatz 7** **(Löwengru** **Bayern**	Promenadeplatz is maybe the most requested office location for prime companies in Munich. Only top-class properties and tenants. No vacancy, top rents. One of the most monumental office properties in Munich. 4-5 storeys, front side historic facade, back side regular glass/metal facade. Underground car park, very important for this location. Property in a good/very good shape regarding fit out. Very representative internal space. Front side (Promenadeplatz) is partly air-conditioned, back side (Löwengrube) fully air-conditioned. Prime office property. The total net area comprises: Office 6612 sqm, Bank hall 1385 sqm, Storage 163 sqm, Safe 960 sqm, Other 2835 sqm, Parking (inside) 47 spaces. Of the total net area of 11954 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 15.0 Years	€2.211.910	€3.211.879	€43.410.000
ID: 23236 **ZIP: 48143** **Münster** **Königsstrasse 60** **Nordrhein-Westfalen**	The property is located in the city centre of Münster just outside the pedestrian zone, with a bus stop right in front of the building. Due to the corner location the building is highly visible. The 4 storey (in the rear part only 2 floors) historic corner building with a stone slab facade has a bank hall on the ground floor and office units on the upper levels. It was not clear if the retail unit along Rothenburg is part of the building. There is no visible vacancy. There is no on site parking provided. Although the original wooden windows are still in place there seems to be no maintenance works necessary. The total net area comprises: Office 1279 sqm, Bank hall 634 sqm, Storage 483 sqm, Safe 116 sqm. Of the total net area of 2513 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.8 Years	€ 229.360	€ 205.763	€ 3.980.000
ID: 23238 **ZIP: 24534** **Neumünster** ***Am Teich 4*** **Schleswig-Holstein**	The property is located in a by-road next to a lake and the town hall. Distance to the next highway connection is 5 km. A shopping street with many major retailers, e.g. Karstadt and Hertie, is within 2 minutes walking distance. Next to *the building is a Hotel ("Hotel Teich") as well as a DKV (insurance company)* branch. In front of the building is a bus station. Parking situation at the rear of the building is good (20 parking lots). The property, a red brick G+3 building, is in good condition and is mainly occupied by Dresdner Bank. There is a Dresdner Bank branch on the ground floor, while office space is on the upper floors. Ground floor construction is customary in particular trade and the back side of the building is highly secured. A condominium in the 3rd floor is occupied by one tenant. The total net area comprises: Office 415 sqm, Bank hall 425 sqm, Safe 202 sqm, *Residential 37 sqm, Other 41 sqm, Parking (outside) 20 spaces. Of the total net* area of 1121 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection *Average Lease Term*	NO NO NO 5.9 Years	€ 105.137	€ 93.992	€ 1.500.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23239 **ZIP: 41460** **Neuss** **Markt 21-25** **Nordrhein-Westfalen**	The property is located in the marketplace (pedestrian zone) in the city centre of Neuss. A Commerzbank building/branch is located opposite the subject property. Public transport is located 200 m away (bus). The 4 storey 1960s complex (4th floor only 2/3 of the ground floor area) with a pre-fab stone slab facade, accommodates a bank hall on the ground floor and office space above. Apparently there is some vacancy. The entry of the basement garage is located on the left hand side of *the building*. The windows seem to be the original ones. The office space above is accessible via a staircase, which is located around the right hand corner in an L-shaped shopping arcade ending on Hymgasse. The total net area comprises: Office 1778 sqm, Bank hall 453 sqm, Storage 874 sqm, Parking (inside) 22 spaces. Of the total net area of 3105 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.1 Years	€ 295.272	€ 283.617	€ 5.040.000
ID: 23240 **ZIP: 67433** **Neustadt/Weinst.** **Konrad-Adenauer-Str. 22** **Rheinland-Pfalz**	The property is located on a main street leading to the actual city centre. Neighbourhood is predominantly smaller office buildings and residential. There is also a cinema. Public transport is in the direct vicinity. The 3 storey historic building with a stone slab facade accommodates the bank hall on the ground floor and office space above (1st floor and attic vacant). The property is in a good state of repair. Parking is provided on both sides of the property. The total net area comprises: Office 488 sqm, Bank hall 320 sqm, Safe 294 sqm, Other 155 sqm, Parking (inside) 4 spaces, Parking (outside) 12 spaces. Of the total net area of 1256 sqm there are 642 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	€ 44.759	€ 66.095	€ 920.000
ID: 23241 **ZIP: 90461** **Nürnberg** **Allersberger Str. 45** **Bayern**	The property is located a few hundred metres from Nuremburg's inner city, but divided by the rail tracks and the main railway station: situated at a crossroads of several streets (Allersberger Straße, Straucstraße, Scheurlstraße, Galgenhofstraße): tram station 100 m away; neighbourhood dominated by weak retail and residential use 7-storey-property with retail on ground floor and office/doctors' practices on upper floors; plaster facade in good condition; divided entrances: retail to Allersberger Straße, upper floors to Strauchstraße; partial ownership. The total net area comprises: Office 175 sqm, Bank hall 235 sqm, Safe 122 sqm, Parking (inside) 4 spaces. Of the total net area of 531 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	1.932/10.000 NO Yes 3.0 Years	€ 64.006	€ 56.279	€ 930.000
ID: 23242 **ZIP: 90403** **Nürnberg** **Bischof-Meiser-Strasse 2** **Bayern**	The property is located directly in the city centre of Nuremburg, but not in a pedestrian zone which begins on the other side of the street with a market place; very good infrastructure. 4 storey office building with bank hall; outside and inside in good condition; divisible into 4 sections per floor; 60 underground parking spaces (very important); facade is better than it looks on the photographs; good property. The total net area comprises: Office 4239 sqm, Bank hall 2204 sqm, Storage 1,364 sqm, Parking (inside) 112 spaces, Safe 195 sqm. Of the total net area of 8,002 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 10.0 Years	€ 1.184.974	€ 998.049	€21.580.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23243 **ZIP: 90409,** **Nürnberg** **Goethestr. 1** **Bayern**	The property is situated a few hundred metres north of Nuremburg's city centre in a residential surrounding; inside the inner city ring; regular/low class residential. 7-storey property as MFH with retail units on ground floor; partial ownership; plaster facade. The total net area comprises: Bank hall 129 sqm, Storage 10 sqm. Of the total net area of 139 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	18,67/1.000 NO NO 1.0 Years	€ 13.200	€ 14.276	€ 200.000
ID: 23244 **ZIP: 90402** **Nürnberg** **Karolinenstrasse 5/** **Brunneng** **Bayern**	The property is located in the city centre of Nuremburg in the main shopping zone and pedestrian area; perfect infrastructure around; no possibility to get there by car. 6-storey-building with brick facade; in good condition; highly inefficient floor plans for office use; no own parking space. The total net area comprises: Office 1311 sqm, Bank hall 355 sqm, Storage 87 sqm, Safe 103 sqm. Of the total net area of 1.856 sqm there are 1.223 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	€ 175.169	€ 308.852	€ 5.520.000
ID: 23245 **ZIP: 90439** **Nürnberg** **Nelkenstr. 1** **Bayern**	The property is located in the south-west of Nuremburg out of the inner city in the suburb Schweinau; micro market is dominated by regural residential and retail; bus stop approx. 200 m; underground approx. 5 min. The property is situated on the corner of Schwalbacher Straße and Nelkenstraße. The property has got a good appearance; partly historic facade; bank on ground and residential on upper floors. Due to the old substance, some moisture damage in the basement, bad garages and a fire in 1999 the property is in a neglected condition. The total net area comprises: Office 100 sqm, Bank hall 115 sqm, Safe 103 sqm, Residential 115 sqm, Parking (inside) 2 spaces. Of the total net area of 433 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.1 Years	€ 33.479	€ 29.475	€ 400.000
ID: 23246 **ZIP: 46045** **Oberhausen** **Gutenbergstr. 3** **Nordrhein-Westfalen**	The subject property is located at the marketplace in the city centre of Oberhausen, where public parking facilities are provided. The 4 storey terraced 1980s building accommodates a bank hall on the ground floor and office space above. There is no visible vacancy, nor any third party tenant occupation. No on site parking is provided. It seems that no major maintenance works are necessary. The total net area comprises: Office 355 sqm, Bank hall 266 sqm, Storage 238 sqm. Of the total net area of 859 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	€ 68.033	€ 71.014	€ 1.390.000
ID: 23247 **ZIP: 61440** **Oberursel** **Holzweg 8** **Hessen**	The subject property is located in the city centre of Oberursel close to the pedestrian zone. Public parking is also located directly in front of the building. Public transport is easily reached. The 3 storey 1970s flat roofed building with a pre-fab stone slab facade has a bank hall in the ground floor and office space above. There seems to be some vacancy in the office space. Parking is provided close by. The facade needs some refurbishment. The total net area comprises: Office 372 sqm, Bank hall 356 sqm, Storage 76 sqm, Parking (inside) 20 spaces. Of the total net area of 804 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	790,97/1.000 NO NO 4.0 Years	€ 118.207	€ 92.977	€ 1.380.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23249 **ZIP: 77652** **Offenburg** **Hauptstrasse 34 b** **Baden-Württemberg**	The property is located at a large bus station, the main station of Offenburg is 50 metres away. The neighbourhood is a commercial area. The property has 4-5 floors and is completely cladded with stone. The building is in good condition. The ground floor is used as a branch of Dresdner Bank, the rest is used as offices. The total net area comprises: Office 533 sqm, Bank hall 331 sqm, Storage 340 sqm, Parking (outside) 8 spaces. Of the total net area of 1203 sqm there are 142 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	€ 111.629	€ 126.941	€ 2.050.000
ID: 23250 **ZIP: 57462** **Olpe** **Bruchstr. 18** **Nordrhein-Westfalen**	The subject property is located along a main thoroughfare of Olpe. The corner location makes it visible, although the bank branch itself is slightly hidden due to a jut. A bus stop is located directly in front of the building. The 3-5 storey modern complex with a plastered facade comprises a bank hall and another retail unit (kitchen) on the ground floor and residential units on the upper floors and is part of a whole complex with a similar building next to it. Visible vacancy of 2 units exists. Parking spaces are provided at the back of the building and in a basement garage accessible from the street 'Am Bratzkopf'. The property is in a good state of repair. The total net area comprises: Office 320 sqm, Bank hall 329 sqm, Parking (inside) 3 spaces, Parking (outside) 4 spaces. Of the total net area of 649 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	252/1.000 NO NO 4.0 Years	€ 92.730	€ 97.432	€ 1.760.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23251 **ZIP: 49074** **Osnabrück** **Möserstr. 7** **Niedersachsen**	The subject property is located in the heart of the city centre of Osnabrück, just off the main pedestrian high street. A Kaufhof department store, a C&A and a Sportsarena are located next to the property. Opposite on Möserstrasse the Sparkasse is erecting a huge office complex, part of which is supposed to be let out to third party tenants. "Kamp Passage" located behind Möserstrasse was also constructed recently being in direct competition with the "Deutsch Passage" (visible vacancy) opposite of the subject property. "Öwer der Hase" is a one way U-shaped street with a turning area towards the pedestrian zone nearby. Public transport can be reached easily from the property. The 5 storey flat roofed U-shaped property with a natural stone facade and coated aluminium windows was constructed in 1996 using a reinforced concrete frame work. The ground floor accommodates the bank hall and two retail units (shoe shop and furniture shop). There are 4 entrances (two of which are for the bank hall), 2 staircases and 2 lifts. The first floor predominantly provides conference rooms, whereas the floors above are for office use. Apart from two retail third party tenants a tax adviser has rented out the 3rd floor towards Möserstrasse. The whole building is fully air conditioned, has suspended ceilings (floor-to-ceiling height of approx. 2.75 -3.00 m), raised floors and sun blinds lying outside. Especially the first floor has large circulation areas due to generous reception areas. The basement floor accommodates some 27 parking spaces (accessible via Öwer der Hase), storage and technical equipment. According to the caretakers no major maintenance works are currently necessary. The total net area comprises: Office 3293 sqm, Bank hall 1070 sqm, Retail 177 sqm, Safe 473 sqm, Parking (inside) 27 spaces. Of the total net area of 5,012 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.3 Years	€ 518.894	€ 481.074	€ 8.090.000
ID: 23253 **ZIP: 75172** **Pforzheim** **WestlicheKarl-Friedrich-Stras** **Baden-Württemberg**	The property is located in the pedestrianised area of Pforzheim. The buildings in that area are used by retailers and warehouses like "Kaufhof". The property has seven floors and is cladded with stone. The property is in good condition. The ground floor is used as a bank, the other floors are used as offices. The total net area comprises: Office 1214 sqm, Bank hall 199 sqm, Storage 147 sqm, Safe 191 sqm. Of the total net area of 1751 sqm there are 397 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	5.678/10.000 NO NO 8.0 Years	€ 167.100	€ 178.337	€ 3.490.000
ID: 23255 **ZIP: 82178** **Puchheim** **Lochhauser Str. 62** **Bayern**	Located on the main street of Puchheim (near rapid rail station). Property with plaster facade and concrete balconies; retail on ground floor and residential on upper floors; not easy to re-let. The total net area comprises: Bank hall 180 sqm, Safe 52 sqm. Of the total net area of 232 sqm there are 232 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	192,36/1.000 NO NO 0.0 Years	€ 00	€ 24.102	€ 320.000
ID: 23256 **ZIP: 82049** **Pullach** **Münchener Str. 5-7** **Bayern**	Property well, but not best located inside Pullach; 100 m from market place; good infrastructure. Property re-lettable due to high living standard in Pullach and lack of other retail space; plaster facade with concrete balconies; regular business property with residential on upper floors. The total net area comprises: Bank hall 222 sqm, Safe 42 sqm, Residential 36 sqm, Parking (inside) 1 space. Of the total net area of 301 sqm there are 301 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	105/1.000 NO NO 0.0 Years	€ 00	€ 32.953	€ 480.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23257 **ZIP: 40878** **Ratingen** **Marktplatz 17-18** **Nordrhein-Westfalen**	The subject property is located in the city centre of Ratingen in the marketplace opposite the church. Due to its corner location the property is highly visible. Public transport facilities are in the direct vicinity. The 4 storey complex with a plastered facade comprises two different old buildings with a bank hall and some offices (in the rear part) on the ground floor as well as a hotel above. The hotel has a separate entrance next to the bank hall's entrance. A small open basement garage is located in the rear part of the building. The building complex is in a good state of repair. The total net area comprises: Office 211 sqm, Bank hall 460 sqm, Storage 46 sqm, Parking (inside) 6 spaces. Of the total net area of 718 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	40/100 NO NO 6.0 Years	€ 81.986	€ 86.363	€ 1.650.000
ID: 23258 **ZIP: 93047** **Regensburg** **Neupfarrplatz 14** **Bayern**	The property is located on one of the major inner city squares. The Neupfarrplatz is the dominant retail magnet in Regensburg. In close proximity are other banks such as Reifeisen Bank, Sparkasse and HypoVereinsbank. Furthermore the square also holds various quality national and international retailers such as Galeria Kaufhof, H&M and Marco Polo. The 4 storey office building is listed and the facade has been professionally restored. The subject property is in good state of repair and forms part of the historical and very attractive old town centre of Regensburg. The total net area comprises: Office 824 sqm, Bank hall 340 sqm, Storage 183 sqm, Safe 129 sqm, Other 205 sqm. Of the total net area of 1681 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 4.0 Years	€ 260.268	€ 272.909	€ 5.210.000
ID: 23259 **ZIP: 72764** **Reutlingen** **Listplatz 1** **Baden-Württemberg**	The property is located between the city centre and the main station of Reutlingen. Other users of that building are retailers, and restaurants (for example McDonalds) on the ground floor. The upper floors are used as offices. The property is a huge commercial building. The part used by the bank has five floors. The ground floor is the bank area, the upper floors are used as offices. The condition of the building is average. The total net area comprises: Office 1689 sqm, Bank hall 478 sqm, Safe 477 sqm, Parking (inside) 29 spaces. Of the total net area of 2644 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	4.220/10.000 NO NO 5.7 Years	€ 227.922	€ 213.866	€ 3.770.000
ID: 23260 **ZIP: 33378** **Rheda-Wiedenbrück** **Berliner Str. 42** **Nordrhein-Westfalen**	The property is located in the city centre of Rheda-Wiedenbrück on the beginning of the pedestrianised area. There are some public parking lots around. The property is a red bricked 2-floored building with fitted-out attic. There are retail units on ground floor level and residential units on the upper floors. The total net area comprises: Office 140 sqm, Bank hall 279 sqm, Safe 128 sqm. Of the total net area of 547 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	250,22/1.000 NO NO 5.0 Years	€ 52.821	€ 53.420	€ 830.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23261 **ZIP: 83700** **Rottach-Egern** ***Nördliche*** **Hauptstraße 4** **Bayern**	The property is located next to the Tegernsee (lake) in Rottach-Egern. Tegernsee is a very wealthy location in Bavaria with high land values. The subject property is located on the main road alongside the lake that passes through various *smaller towns along the lake's coast. The Nördliche Hauptstrasse hosts various* national and local retailers. The property can easily be reached by car and public parking is available right across the street. Opposite the building is the local town hall/local authority (Rathaus, Gemeindeverwaltung) and the Tourist Information of Rottach-Egern. The prominent retail location is underlined by the fact that upmarket fashion retailers such as Bogner and Strenness are located to the left and right of the property. A bus stop "Rottach Post" is located approximately 70 m away. The property is build in a traditional style for the southern Bavarian location. The two storey building has a normal brick facade and pitched roof with tiles. The ground floor of the property is occupied by Dresdner Bank with medical offices on the first and second floor. The total net area comprises: Office 88 sqm, Bank hall 251 sqm, Safe 206 sqm, Parking (outside) 6 spaces. Of the total net area of 545 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection *Average Lease Term*	672,41/1.000 NO NO 4.0 Years	€ 84.578	€ 88.153	€ 1.590.000
ID: 23262 **ZIP: 65428** **Rüsselsheim** **Grabenstraße 9** **Hessen**	*The subject property is located in the city centre of Rüsselsheim directly at the* "Europaplatz". Public parking and transport facilities are in the direct vicinity. Typical 1970s 4 storey flat roofed office building with a bank hall on the ground floor and offices above, some of which are vacant. The pre-fab metal slab facade and the windows need some cleaning. The total net area comprises: Office 283 sqm, Bank hall 308 sqm, Storage 147 sqm. Of the total net area of 739 sqm there are 0 sqm vacant.	*Partial Ownership* Ground Lease (Expiry) Monumental Protection Average Lease Term	312/1.000 NO NO 4.0 Years	€ 88.609	€ 86.298	€ 1.770.000
ID: 23263 **ZIP: 66111** **Saarbrücken** **Hafenstr. 16 a** **Saarland**	The property is located in the second row behind the "Arbeitsamt" close by the River Saar. The whole area which is just south of the city centre seems to be a newly developed "satellite" office location. This modern newly built 5 storey office building with a pre fab metal slab facade is currently 100% vacant. It is part of a complex comprising two similar buildings. The property is in a very good state of repair. Limited parking spaces available. The total net area comprises: Office 2,119 sqm, Bank hall 26 sqm, Parking *(inside) 17 spaces, Parking (outside) 5 spaces. Of the total net area of 2,145 sqm* there are 1950 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.8 Years	€ 22.088	€ 192.219	€ 2.740.000
ID: 23264 **ZIP: 38226** **Salzgitter** **In den** **Blumentriften 52** **Niedersachsen**	The property is located in the pedestrianised area of Salzgitter-Lebenstedt, which is mainly characterised by buildings in the style of the 1980s. There are parking lots behind the building. Distance to highway is 2 km, to main central station is 300 m. The property is a stand alone two floor building with a concrete facade and plastic windows. Condition of entrance area is good. The total net area comprises: Office 150 sqm, Bank hall 152 sqm, Safe 133 sqm, Parking (outside) 10 spaces. Of the total net area of 436 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	€ 42.764	€ 28.751	€ 490.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23265 **ZIP: 38259** **Salzgitter** **Schützenplatz 3** **Niedersachsen**	The property is located in Salzgitter-Bad close to the main central station in the pedestrianised area. Distance to highway is 10 km. The property is a 3 floor mixed commercial/residential building. The back of the building, which is plastered, borders an inner yard which is not in a good condition. The total net area comprises: Office 207 sqm, Bank hall 182 sqm, Safe 104 sqm. Of the total net area of 493 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	€ 39.617	€ 28.366	€ 420.000
ID: 23266 **ZIP: 36381** **Schlüchtern** **Obertorstraße 44-46** **Hessen**	The subject property is located at the end of the high street next to the Sparkassen building. Residential houses are adjacent to the subject property to the rear. Public transport facilities are easily reached. The 7 storey 1960/70s highrise building with a plastered facade has a bank hall on the ground floor and residential units above. The entrance for the residential units is behind the building, where the car park is also located. There seems to be no major vacancy. The property is in a good state of repair (e.g. new windows). The total net area comprises: Bank hall 327 sqm, Storage 113 sqm. Of the total net area of 440 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	1.664/10.000 NO NO 4.0 Years	€ 46.164	€ 39.342	€ 690.000
ID: 23267 **ZIP: 97421** **Schweinfurt Albrecht-Dürer-Platz 4** **Bayern**	The property is located just south of the pedestrian zone in the city centre of Schweinfurt. Next door is a Deutsche Bank branch. Public transport facilities are in the direct vicinity (bus station). The 4 storey modern building with a stone slab facade has a bank hall on the ground floor and offices above. There is a separate entrance for these office units on Siebenbrückleingasse. Further right is also a gate for basement parking. There is some substantial vacancy in the office units. The property is in a good state of repair. The total net area comprises: Office 1236 sqm, Bank hall 438 sqm, Safe 438 sqm, Parking (inside) 2 spaces. Of the total net area of 2112 sqm there are 339 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.1 Years	€ 148.446	€ 152.748	€ 2.610.000
ID: 23268 **ZIP: 95100** **Selb Ludwigstr. 23** **Bayern**	The property is located in the town centre of Selb. Selb is a small town in the northern part of Bavaria. The city of Bayreuth is located 50 km southwest and the border to the Czech Republic is 5 km to the east. The property is an old historical 2-storey building. The only tenant in the building is Dresdner Bank. The building is connected to others in this row. The total net area comprises: Office 102 sqm, Bank hall 197 sqm, Parking (outside) 6 spaces. Of the total net area of 299 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 4.0 Years	€ 31.635	€ 27.668	€ 430.000
ID: 23270 **ZIP: 71063** **Sindelfingen** **Bahnhofstr. 1** **Baden-Württemberg**	The property is located near the city centre of Sindelfingen. The other buildings in the area are smaller but in similar condition. Another bank is located in the same building. The area used by the bank is located in a building with five floors. The property is in average condition. The entrance area looks dark because of the construction of the building. The total net area comprises: Office 145 sqm, Bank hall 103 sqm, Safe 200 sqm, Parking (outside) 2 spaces. Of the total net area of 448 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	205/1.000 NO NO 4.0 Years	€ 45.464	€ 44.573	€ 790.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23271 **ZIP: 42651** **Solingen** **Kölner Str 115-117** **Nordrhein-Westfalen**	The subject property is located just outside the main pedestrian zone in the city centre of Solingen. Along Kölner Strasse are smaller retail units with office/residential units above. "Karstadt" and "C&A" department stores are located further up the street at the marketplace/bus station. The 5 storey (at the rear only 1.5 storey) building with a stone slab facade has a bank hall on the ground floor and office units on the upper floors. There is some visible vacancy in the office floors (partly 1st and 2nd and 100% 3rd floor). Parking is provided behind the building. The facade needs some cleaning or repainting. The total net area comprises: Office 623 sqm, Bank hall 476 sqm, Storage 525 sqm, Residential 59 sqm, Parking (inside) 14 spaces. Of the total net area of 1,683 sqm there are 264 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.0 Years	€ 103.235	€ 124.612	€ 1.990.000
ID: 23272 **ZIP: 31655** **Stadthagen** **Marktstr. 2** **Niedersachsen**	The property is located off the main shopping street in Stadthagen, close to the central bus station. There is a little park next to the building and public parking subject to charge next to the building. Distance to highway is 15 km. The property is a standalone red bricked office building with a flat roof and aluminium windows. Condition of entrance areas is medium. The total net area comprises: Office 444 sqm, Bank hall 232 sqm, Storage 97 sqm, Safe 97 sqm, Parking (outside) 15 spaces. Of the total net area of 870 sqm there are 118 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.1 Years	€ 72.441	€ 64.695	€ 960.000
ID: 23273 **ZIP: 94315** **Straubing** **Bahnhofstr. 1** **Bayern**	The property is located on a prominent crossing leading from the pedestrian shopping zone (Steiner Gasse) to the local train station. The building itself "Steinerthof" is highly visible and offers probably one of the best office spaces in the city of Straubing. Right across the subject property is a supermarket, Woolworths, Hypovereinsbank and the local library. The building is occupied by Dresdner Bank on the ground floor and DAK and several medical offices on the top floors. 5 storey mixed use building with a glass and sandstone facade. The quality can be described as high and this modern building (together with a new development closer to the train station) probably offers the most modern office space in Straubing. The total net area comprises: Office 333 sqm, Bank hall 196 sqm, Safe 100 sqm, Parking (inside) 2 spaces, Parking (outside) 2 spaces. Of the total net area of 628 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	128.66/1.000 NO NO 4.0 Years	€ 122.189	€ 118.955	€ 2.240.000
ID: 23274 **ZIP: 70619** **Stuttgart** **Kirchheimer Str. 55a** **Baden-Württemberg**	The property is located in the centre of Sillenbuch which is a suburb of Stuttgart; drive-through street; mostly residential and some retail around. 3-storey standalone property with plaster facade and tiled roof; average condition, refurbished in 1995; good visibility. The total net area comprises: Bank hall 123 sqm, Storage 11 sqm, Safe 84 sqm, Residential 160 sqm, Parking (outside) 3 spaces. Of the total net area of 377 sqm there are 93 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.0 Years	€ 35.899	€ 42.977	€ 710.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23276 **ZIP: 70499** **Stuttgart** **Solitudestrasse 218** **Baden-Württemberg**	The property is located in Weilimdorf as a suburb of Stuttgart; connected to highway A 81 and next to Zuffenhausen; high purchase power around; bus stop 100m. 3-storey property with stone-cladded facade; retail units on ground floor; office on upper floors. The total net area comprises: Bank hall 139 sqm, Safe 85 sqm, Parking (outside) 1 space. Of the total net area of 225 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	3.699/10.000 NO NO 1.0 Years	€ 24.069	€ 24.235	€ 360.000
ID: 23278 **ZIP: 83278** **Traunstein** **Bahnhofstr. 7** **Bayern**	The property is located about 350 m from the local train station. The retail location can be categorised as B. While the quality of the surrounding buildings can be described as high it is not the most frequented location in Traunstein. However Bahnhofstrasse has other insurance and bank tenants such as HVB, Sparkasse and Bayerische Versicherungskammer. There is one vacant retail unit close to the building but the quality of the vacant retail space is low compared to the subject space. Other than banks the street is dominated by mostly local fashion retailers. The property is a 3 storey modern mixed use building with plastered facade. The ground floor is occupied by Dresdner Bank and the upper floors are occupied by medical offices. The overall condition can be described as good. The total net area comprises: Office 52 sqm, Bank hall 199 sqm, Safe 177 sqm. Of the total net area of 427 sqm there are 52 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	566.12/1.000 NO NO 4.0 Years	€ 49.888	€ 48.692	€ 900.000
ID: 23279 **ZIP: 78532** **Tuttlingen** **Bahnhofstr. 35** **Baden-Württemberg**	The property is located on the fringe of the pedestrian zone. Most buildings in the neighbourhood are older and their condition is not as good as the property. The ground floors of most buildings in that neighbourhood are used by retailers and restaurants. The property has four floors and is in a good condition. The ground floor is cladded with stone, the entrance area and the windows are clean and well kept. The second floor is used as offices. The third and fourth floor are condominiums. The property has underground parking. The total net area comprises: Office 592 sqm, Bank hall 493 sqm, Safe 112 sqm, Parking (inside) 6 spaces. Of the total net area of 1198 sqm there are 377 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	516.67/1.000 NO NO 6.0 Years	€ 132.338	€ 164.133	€ 3.100.000
ID: 23281 **ZIP: 71665** **Vaihingen** **Heilbronner Str. 8** **Baden-Württemberg**	The property is located on a small street in Vaihingen. The market square and the pedestrian area of Vahingen are just 50 m away. The buildings in that area are comparable. The property is a multi-family house, the ground floor has a retail unit. The unit is used as a boutique. The condition of the building is average, but there are some defects at the entrance area. The total net area comprises: Bank hall 226 sqm, Parking (inside) 2 spaces. Of the total net area of 226 sqm there are 226 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	41.1/1.000 NO NO 0.1 Years	€ 259	€ 22.135	€ 320.000
ID: 23284 **ZIP: 65197** **Wiesbaden** **Dotzheimer** **Straße 176** ***Hessen***	The property is located on the western fringe of the city. Dotzheimer Straße is one of the main streets which leads to Wiesbaden-Dotzheim. Vacant retail unit in multi family complex including some office units. Property in relatively poor condition, but currently under refurbishment. The total net area comprises: Bank hall 192 sqm, Storage 64 sqm, Parking *(outside)* 5 spaces. Of the total net area of 255 sqm there are 255 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	3.447/100.000 NO NO 0.0 Years	€ 00	€ 26.872	€ 410.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23285 **ZIP: 65185** **Wiesbaden** **Moritzstraße 27** **Hessen**	Property is located on the southern fringe of the city centre. Area dominated by residential and smaller retail. Retail unit (bank) in 6 storey building; fair general condition. The total net area comprises: Bank hall 297 sqm, Storage 68 sqm, Parking (inside) 4 spaces. Of the total net area of 365 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	24.560/100.000 NO NO 4.0 Years	€ 39.402	€ 39.652	€ 710.000
ID: 23286 **ZIP: 38300** **Wolfenbüttel** **Großer Zimmerhof 30** **Niedersachsen**	The property is located in the pedestrianised area of Wolfenbüttel opposite a Karstadt department store. Distance to highway is 3 km. The property is a white plastered refurbished old building with two floors plus attic floor. the entrance area is in good condition. The total net area comprises: Office 142 sqm, Bank hall 150 sqm. Of the total net area of 293 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 4.0 Years	€ 29.444	€ 28.313	€ 510.000
ID: 23291 **ZIP: 60329** **Frankfurt/Main** **Gallusanlage 2** **Hessen**	The subject property is located in the traditional Frankfurt submarket of "Bankenviertel". In the direct vicinity is the new "Skyper" built by DEKA Immobilien. Opposite is the famous "Frankfurter Schauspielhaus" and the Willy-Brandt-Platz with the "ECB-skyscraper". The infrastructure is very good. Tram, tube and buses are in the direct vicinity. The representative historic building was completely refurbished and rebuilt in 1992. The facade and the staircase are listed and were therefore only refurbished. In the right hand side of the building towards Kaiserstraße are retail units and office space, which are of high fit out standard. The historic part of the complex has also got a high fit out standard and includes a floor-to-ceiling height of 2.75 m, raised floors, full air conditioning, suspended ceilings, fully fitted kitchens, partially with balconies, etc. The 3rd and 4th basement floor provide sufficient parking spaces. On the 2nd and 1st basement floor are technical rooms and archives. On the ground floor is the bank hall, while offices are located on the floors 1-5 above. The total net area comprises: Office 13243 sqm, Bank hall 1980 sqm, Retail 451 sqm, Storage 3008 sqm, Parking (inside) 201 spaces. Of the total net area of 18681 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 14.7 Years	€6.116.762	€5.839.561	€ 126.410.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23292 **ZIP: 60329** **Frankfurt/Main** **Mainluststraße 13-15** **Hessen**	The subject property is located in the Frankfurt district of "Bahnhofs*viertel*". The building complex stretches along Gutleutstraße and Wilhelm-Leuschener-Straße as well as Windmühlstraße and Mainluststraße. The property lies on the border of the two districts "Bahnhofsviertel" and "Bankenviertel". The accessibility by car as well as by public transport is very good. The complex comprises two historic adjacent buildings with Mainluststraße 15 having a separate entrance. Currently the lettable space is accessible via Windmühlstraße 14. Both properties are linked to Windmühlstraße 14 in terms of electricity and heating. The property has a sandstone facade and has an above average fit out similar to the Windmühlstraße property. The total net area comprises: Office 2289 sqm, Storage 316 sqm, Residential 127 sqm. Of the total net area of 2731 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 5.0 Years	€ 463.192	€ 369.870	€ 7.810.000
ID: 23293 **ZIP: 60329** **Frankfurt/Main** **Gutleutstraße 19/** **Mainluststr** **Hessen**	The subject property is located in the Frankfurt submarket of "Bahnhofsviertel". It is situated on the corner of the streets Wilhelm-Leuschener-Straße and Mainluststraße. The property lies on the border of the two districts "Bahnhofsviertel" and "Bankenviertel". The accessibility by car as well as by public transport is very good. 6-storey residential building at the corner of Mainlusstraße and Gutleutstraße. The total net area comprises: Residential 1,212 sqm. Of the total net area of 1,212 sqm there are 1,212 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	€ 00	€ 87.295	€ 1.250.000
ID: 23294 **ZIP: 60329** **Frankfurt/Main** **Wilhelm-** **Leuschner-Straße 16** **Hessen**	The subject property is located in the Frankfurt submarket of "Bahnhofsviertel". It is situated at the corner of the streets Wilhelm-Leuschener-Straße and Mainluststraße. The property lies on the border of the two districts "Bahnhofsviertel" and "Bankenviertel". The accessibility by car as well as by public transport is very good. 6 storey historic residential building. The total net area comprises: Residential 1.224 sqm. Of the total net area of 1.224 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.0 Years	€ 187.303	€ 161.556	€ 3.610.000
ID: 23295 **ZIP: 99310** **Arnstadt** **Lindenallee 3a** **Thüringen**	The property is located around 2 km north of Arnstadt city centre in a neighbourhood of similar buildings, some of which are used by banks as well (Raiffeisen, Sparkasse, etc.). Distance to highway is 3 km. The property is a 2 floored old office building with fitted-out attic and a white plastered facade. There is a parking to the back and an escalator for wheelchairs at the rear entrance. The total net area comprises: Office 278 sqm, Bank hall 433 sqm, Safe 103 sqm. Of the total net area of 814 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	€ 54.000	€ 72.739	€ 730.000
ID: 23296 **ZIP: 08280** **Aue** **Bahnhofstrasse 5-7** **Sachsen**	The property is located in the centre of Aue, just a few metres from the pedestrianised zone on a two lane street. Distance to highway is 15 km. The property is a 4 floored art nouveaux building with a sandstone facade. There is a retail unit on ground floor level and office spaces in the upper floors. The total net area comprises: Office 1.736 sqm, Bank hall 405 sqm, Storage 44 sqm, *Safe 252 sqm*. Of the total net area of 2.437 sqm there are 936 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	€ 135.655	€ 131.489	€ 1.150.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23298 **ZIP: 06406** **Bernburg** **Friedensallee 8** **Sachsen-Anhalt**	The property is located in the main shopping area of Bernburg, the surrounding buildings resemble the subject property. Distance to highway is around 6 km. The property consists of two units: an older single floored neo-classical part with a sandstone facade and 2 floored refurbished building with a white plastered facade, both parts are refurbished. There is monumental protection on the property. There are parking lots to the back of the building. The total net area comprises: Office 278 sqm, Bank hall 528 sqm, Storage 205 sqm, Parking (inside) 9 spaces. Of the total net area of 1,012 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	€ 69.813	€ 72.724	€ 830.000
ID: 23299 **ZIP: 04552** **Borna** **Dr.Wilhelm-Külz-Str. 4-6** **Sachsen**	*The property is located in the centre of Borna, just off the main shopping area.* The surrounding is characterised by similar mixed use MFH, distance to highway is 30 km. The property is consists of two 3 floored old and refurbished buildings with a plastered facade and fitted-out attic. There are retail units on ground floor level and a parking deck to the back of the buildings (ramp at building No. 6), plus additional parking in the back of the building (accession between No. 4 & 6). The total net area comprises: Office 210 sqm, Bank hall 380 sqm. Of the total *net area of 590 sqm there are 0 sqm vacant.*	*Partial Ownership* Ground Lease (Expiry) Monumental Protection Average Lease Term	*507/1.000* NO Yes 1.0 Years	€ 58.968	€ 31.870	€ 270.000
ID: 23300 **ZIP: 09111** **Chemnitz** **Markt 3** **Sachsen**	The property is located in the inner city of Chemnitz in a prominent location surrounded by office and retail buildings. Connections to public transport are good. The property comprised a modern office building arranged over ground floor retail/bank hall space and 4 upper floors used as offices. The building appears in good overall condition. The total net area comprises: Office 1856 sqm, Bank hall 544 sqm, Retail 181 sqm, Storage 632 sqm, Parking (inside) 30 spaces. Of the total net area of 3.213 sqm there are 358 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.0 Years	€ 335.670	€ 289.090	€ 4.650.000
ID: 23301 **ZIP: 96450** **Coburg** **Hindenburgstr. 2** **Bayern**	The property is located in the city of Coburg, which is located in the north of Bavaria. The city centre with its shopping area is just 50 m away. The 4-storey office building is refurbished and is connected to the Karstadt building. There are parking lots in the courtyard. On the ground floor there is a Dresdner Bank branch. There is also a doctor's practice in the building. The total net area comprises: Office 1.187 sqm, Bank hall 378 sqm, Parking (outside) 10 spaces. Of the total net area of 1,565 sqm there are 166 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	9/10 NO Yes 6.6 Years	€ 146.464	€ 140.913	€ 2.410.000
ID: 23302 **ZIP: 04509** **Delitzsch** **Breite Str. 32/** **Rainergasse 2** **Sachsen**	The property is located in the pedestrianised area next to what seems to be an old watchtower of the city walls. The surrounding properties resemble the subject property. There are few unrefurbished houses left in the town. Distance to highway is 12 km. The 3-storey building has a historic facade with bricks on the ground floor facade and plaster on the upper 2 floors. On the ground floor there are three retail units and there are office units on the upper floors. The building is connected to "Kornmarkt 4-6" and there is also a passage leading to this *building.* The total net area comprises: Office 327 sqm, Bank hall 358 sqm, Storage 118 sqm, Other 109 sqm, Parking (outside) 8 spaces. Of the total net area of 913 sqm there are 194 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	€ 63.780	€ 62.625	€ 850.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23303 **ZIP: 06844** **Dessau** **Antoinettenstr. 33** **Sachsen-Anhalt**	The property is located around 300 m west of Dessau city centre on a 4 lane inner street main road. There is a cinema and large apartment buildings across the street. Distance to highway is 6 km. The property is part of a large office building with a red bricked/ glazed facade with retail facilities on ground floor level and office space on the upper floors. The back of the building (not part of the property) hosts a Steigenberger Hotel. The total net area comprises: Office 1.361 sqm. Bank hall 407 sqm, Retail 60 sqm, Storage 710 sqm, Parking (inside) 21 spaces. Of the total net area of 2,539 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.5 Years	€ 204.889	€ 117.430	€ 1.360.000
ID: 23304 **ZIP: 06844** **Dessau** **Hans-Heinen Strasse 48-49** **Sachsen-Anhalt**	The property is located around 200 m west of Dessau city centre on a side street across the street from a police station with prison and large apartment blocks of medium quality. Distance to highway is 6 km. The property is a 4 floored plastered building with fitted-out attic which is completely or almost completely vacant and in need of refurbishment. There is an inner yard surrounded by a high wall, there are no visible defects, but overall condition is not good. The total net area comprises: Office 715 sqm, Bank hall 362 sqm, Safe 303 sqm, Residential 189 sqm. Parking (inside) 4 spaces. *Of the total net area of 1.569 sqm* there are 1510 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.5 Years	€ 1.889	€ 85.210	€ 560.000
ID: 23305 **ZIP: 04720** **Döbeln** **Obermarkt 27** **Sachsen**	The property is located in the city centre of Döbeln, in a surrounding characterised by similar buildings, which are predominantly in commercial use. There is a letting board advertising vacant spaces. The property is a 4 floored art nouveaux corner building with fitted-out attic and a white plastered facade with sandstone elements. The total net area comprises: Office 753 sqm, Bank hall 234 sqm, Storage 133 sqm, Residential 200 sqm. Of the total net area of 1.320 sqm there are 344 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.1 Years	€ 58.020	€ 95.380	€ 930.000
ID: 23306 **ZIP: 01067** **Dresden** **Dr.-Külz-Ring 10** **Sachsen**	The property is located in the city centre of Dresden. There are very good public transportation connection to the city centre. The shopping street "Prager Strasse" is just 50 m away and passes the back of the building which is known as "House of the Books". The 5-storey building has a plastered facade with some brown bricks on the ground floor. The property is in a good condition and used by Dresdner Bank exclusively. There is another building connected to this building, this other building is of modern glass architecture. The total net area comprises: Office 2671 sqm, Bank hall 916 sqm, Storage 1,060 sqm. Of the total net area of 4646 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	€ 601.812	€ 225.403	€ 3.540.000
ID: 23307 **ZIP: 01067** **Dresden** **Ostra-Allee 9** **Sachsen**	The property is located in the city centre of Dresden. There are very good public transportation connection to the city centre. The world famous "Zwinger" faces the property on the other side of the street. The neighbouring building is the "Schauspielhaus". The 6-storey building has a plaster and brick facade. The building is connected to the building "Theaterstrasse 6" which is partly used by Dresdner Bank. There is a large glass bow in the sixth floor. The total net area comprises: Office 8426 sqm, Bank hall 2288 sqm, Storage 964 sqm, Parking (inside) 24 spaces. Of the total net area of 11678 sqm there are 11,678 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 0.0 Years	€ 00	€ 605.993	€ 3.510.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23308 **ZIP: 04838** **Eilenburg** **Röberstr. 11** **Sachsen**	The property is located around 200 m from the city centre of Eilenburg in a neighbourhood with apparently more upmarket MFH and some other commercial assets (kindergarten across the street, school nearby, etc.). Distance to highway is around 15 km. The property is a white plastered standalone office building with a tiled roof and a parking next to the building. The building has 2 floors. The total net area comprises: Office 247 sqm, Bank hall 248 sqm, Storage 115 sqm. Of the total net area of 611 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	€ 50.232	€ 28.830	€ 340.000
ID: 23309 **ZIP: 06295** ***Eisleben*** **Am Markt 37** **Sachsen-Anhalt**	The property is located close to Eisleben city centre on an inner street main road. The surrounding buildings resemble the subject property, but most are in slightly *worse condition. Distance to highway is around 20 km.* The property is a 3 floored refurbished old building with fitted-out attic. The total net area comprises: Office 723 sqm, Storage 662 sqm. Of the total net area of 1,385 sqm there are 480 sqm vacant.	Partial Ownership Ground Lease (Expiry) *Monumental Protection* Average Lease Term	NO NO Yes 3.0 Years	€ 76.114	€ 101.903	€ 1.230.000
ID: 23310 **ZIP: 76275** **Ettlingen** **Badener Tor-Str. 13** **Baden-Württemberg**	The property is located in the pedestrianised zone of Ettlingen. The pedestrianised zone in that area is dominated by small retailers. The property has three floors and is in average condition. The facade is painted in pink. The total net area comprises: Office *84* sqm, Bank hall *157* sqm, Storage *91* sqm. Of the total net area of 332 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	400/1.000 NO NO 4.0 Years	€ 41.353	€ 40.603	€ 750.000
ID: 23311 **ZIP: 09557** **Flöha** **Augustusburger Str. 36** **Sachsen**	The property is located in an exit road of the town around 1 km south of city centre. It is surrounded by similar buildings of mixed use. Two houses down is another bank (Sparkasse). The property is a plastered/red bricked 3 floored old building with a fitted-out attic and a new single floor adjoining building. The property is part of a double house, but in slightly better condition than the adjoining property. The total net area comprises: Office 140 sqm, Bank hall 409 sqm, Storage 131 sqm, Residential 277 sqm, Parking (outside) 5 spaces. Of the total net area of 957 sqm there are 493 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.1 Years	€ 51.167	€ 40.204	€ 430.000
ID: 23315 **ZIP: 15230** **Frankfurt/Oder** **Franz-Mehring-Strasse 23-23** **Brandenburg**	The property is located in Frankfurt/Oder close to the Polish Border. There is a crossing in front of the building, and a tram station is 100 m away. There is a large building in the same architectural style on one side of the building, this is used by the local savings bank. The building on the other side of Franz-Mehring-Strasse is being demolished; it seemed like a retail building. The surrounding area is, however, dominated by residential properties. The 6-storey building has a modern glass/cladding facade. There are 2 retail units on the front of the building which are rented to a flower shop and a medical supply shop. The entrance to Dresdner Bank is on the side of the building facing the entrance of the savings bank. There are also some doctors' practices and several smaller offices rented to tenants other than Dresdner Bank. The total net area comprises: Office 3,789 sqm, Bank hall 936 sqm, Retail 550 sqm, Storage 457 sqm, Parking (inside) 92 spaces. Of the total net area of 5,732 sqm there are 613 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.0 Years	€ 514.960	€ 443.081	€ 7.230.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23316 **ZIP: 09599** **Freiberg** **Petersstrasse 27** **Sachsen**	The property is located on the beginning of the pedestrianised area in the city centre of Freiberg. The surrounding buildings resemble the subject property. The property is a plastered 4 floor old building with retail units on the ground floor level and residential space on the upper floors. The total net area comprises: Office 338 sqm, Bank hall 263 sqm, Storage 95 sqm, Parking (outside) 5 spaces. Of the total net area of 695 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	3.957/10.000 NO Yes 3.0 Years	€ 58.128	€ 36.308	€ 420.000
ID: 23317 **ZIP: 15517** **Fürstenwalde** **Eisenbahnstr. 126** **Brandenburg**	The property is located in the city centre on the fringe of the local high street. The railway station is approx. *2 min. away. There are no vacancies in close* proximity but various letting boards are visible. In general the area is dominated by residential buildings. The property is a two storey office and residential building. While the ground floor is occupied by Dresdner Bank and used as a retail banking unit the residential units on the upper floors remain vacant. The total net area comprises: Office 132 sqm, Bank hall 167 sqm, Storage 38 sqm, Residential 314 sqm, Parking (outside) 3 spaces. Of the total net area of 651 sqm there are 314 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.0 Years	€ 29.823	€ 44.102	€ 440.000
ID: 23318 **ZIP: 39638** **Gardelegen** **Marktstrasse 6** **Sachsen-Anhalt**	The property is located on the outskirts of the inner city *in a mixed* commercial/residential area. There are public parking lots on the street. The property is a nicely refurbished art-nouveaux building with a white plastered facade and metal windows. The total net area comprises: Office 141 sqm, Bank hall 195 sqm, Safe 88 sqm, Residential 156 sqm. Of the total net area of 580 sqm there are 501 sqm vacant.	*Partial Ownership* Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.0 Years	€ 3.682	€ 26.827	€ 200.000
ID: 23320 **ZIP: 02826** **Görlitz** **Jakobstrasse 43** **Sachsen**	The property is located in the central market place in the historic city centre of Görlitz (Postplatz), which is characterised by similar buildings (including the old post office). There are some public parking lots around which are subject to charge, multiple tram lines cross the Postplatz. The distance to highway is *10 km*. The property is a nicely refurbished neoclassical building with 4 floors and two entrances, both of which are in good condition. The total net area comprises: Office 519 sqm, Bank hall 179 sqm, Storage 128 sqm, Other 22 sqm. Of the total net area of 848 sqm there are 372 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection *Average Lease Term*	NO NO Yes 3.0 Years	€ 41.328	€ 58.457	€ 570.000
ID: 23321 **ZIP: 38820** **Halberstadt** **Am Fischmarkt 13/Hoher W** **Sachsen-Anhalt**	The property is located in the city centre of Halberstadt. The city is located in Saxony-Anhalt about 60 km southeast of Brunswig and 50 km southwest of Magdeburg. The surrounding area is dominated by retail usage and there is a market place in front of the building. The city of Halberstadt has a nice city centre which attracts a lot of tourism. The 5 to 6-storey building has a plastered facade and is in a very good condition. The asset no. 23321, 14100, 14101, 14102, 14103 and 14104 are connected and form an "L" shaped building. There is another retail building connected at Fischmarkt, tenants there are H&M and a drugstore. In the back of the building there is an underground garage. The building has both residential and office units on the upper floors and retail units on the ground floor. The total net area comprises: Office 1441 sqm, Bank hall 221 sqm, Safe 208 sqm, Parking (inside) 45 spaces. *Of the total net area of 1870 sqm there are 0 sqm* vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.7 Years	€ 157.217	€ 129.731	€ 1.810.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23322 ZIP: 06108 Halle Leipziger Str. 100 *Sachsen-Anhalt*	The subject property is located in the middle of the main shopping high street of Halle. Diagonally opposite the building is a department store of "Kaufhof" and the central marketplace of Halle. Due to its corner location the subject property is highly visible coming from the marketplace. Public transportation facilities are *easily reached from the property.* The 4 storey U-shaped listed building complex was completely refurbished in 1993. 4 retail units are on the ground floor, whereas offices are located in the floors above. Apart from one office tenant ("intertemp") on the third floor and a manicure/barber shop on the first floor the office space is completely vacant. In the fourth floor the space has not been fitted out yet, as it has remained vacant since refurbishment. Other office units have been vacant for 3-4 years. The property is accessed via Kleine Märker Strasse, but no parking facilities are *provided on the site. According to the caretaker currently no major maintenance* works need to be carried out. The total net area comprises: Office 2818 sqm, Bank hall 391 sqm, Retail 835 sqm, Storage 581 sqm. Of the total net area of 4626 sqm there are 3.422 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.7 Years	€ 258.019	€ 346.197	€ 4.220.000
ID: 23323 ZIP: 30167 Hannover Scheffelstrasse 2 Niedersachsen	The subject property is situated in a suburban shopping street close to Hanover University, approximately 1 km north of the city centre. There are predominantly smaller retail facilities and a supermarket on the ground floor level and residential units in the upper floors (similar to the subject property). Engelbosteler Damm is a 2 lane street which is moderately busy. The surrounding properties are in reasonable condition. The property is located in a 4 floor mixed office/residential building, which is cladded with red brick. The property is in good condition, and so is the entrance to the property. There are around 10m of shopping windows. The total net area comprises: Office 101 sqm, Bank hall 110 sqm, Safe 29 sqm. Of the total net area of 240 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	242/1.000 NO NO 3.0 Years	€ 24.837	€ 21.531	€ 270.000
ID: 23324 ZIP: 16761 Hennigsdorf Berliner Str. 25 Brandenburg	The property is located in a suburb of Berlin on an inner street main road. The surrounding buildings are predominantly of mixed use, there are large apartment blocks across the street. Distance to the highway is 4 km. The property is a 2 floored yellow plastered building with a fitted out attic. The commercial entrances are in good condition, but the entrance to the residential area is not. The total net area comprises: Office 198 sqm, Bank hall 269 sqm, Safe 113 sqm, Parking (outside) 12 spaces. Of the total net area of 580 sqm there are 198 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	491,37/1.000 NO Yes 3.0 Years	€ 38.202	€ 48.051	€ 500.000
ID: 23325 ZIP: 99326 Hettstedt Untere Bahnhofstr. 26 *Sachsen-Anhalt*	The property is located just away from the city centre of Hettstedt on a street with similar properties, which are of mixed use. The distance to the highway is around 15 m. The property is a standalone 2 floor building with fitted-out attic and parking lots at the rear. There is a lift to the retail floor for the physically disabled. The total net area comprises: Office 214 sqm, Bank hall 162 sqm, Safe 130 sqm, Parking (outside) 13 spaces. Of the total net area of 506 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.0 Years	€ 38.383	€ 24.100	€ 270.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23326 **ZIP: 98646** **Hildburghausen** **Untere Marktstr. 4** **Thüringen**	The property is located in the city centre of Hildburghausen, a small town in the south of Thuringia. The nearest highway is the A71, which is about 20 km *northwest of Hildburghausen.* Erfurt is about 66 km to the north. The property is a 3-storey historic building. It has a plastered refurbished historic facade. The are parking lots at the back of the building. There is a Dresdner Bank branch on the ground floor. The total net area comprises: Office 349 sqm, Bank hall 198 sqm, Safe 38 sqm. Of the total net area of 585 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes *3.0 Years*	€ 37.702	€ 39.122	€ 340.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23327 **ZIP: 65719** **Hofheim** **Kirschgartenstr. 10-12** **Hessen**	The property is located in a prominent spot within the city centre of Hofheim. To the left rear of the building is a large marketplace with smaller retail units and restaurants. Public transport is directly available at the marketplace. The 3 storey modern city centre office building with a plastered facade accommodates the bank hall of Dresdner Bank on the ground floor and office space on the floors above. A Greek restaurant is also on the ground floor at the front right hand corner of the building. The entry to the office space is behind the building in the courtyard, where car parking facilities are available. The total net area comprises: Bank hall 328 sqm, Safe 67 sqm, Parking (outside) 1 space. Of the total net area of 394 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	18.947/100.000 NO NO 4.0 Years	€ 62.490	€ 63.013	€ 1.290.000
ID: 23328 **ZIP: 02977** **Hoyerswerda** **Friedrichstrasse 42a** **Sachsen**	The property is located in the historic part of the city centre of Hoyerswerda. The surrounding is characterised by similar and more simple refurbished old buildings, most of which are at least partly commercial. Distance to the highway is 30 km. The property is a 3 floored white plastered neoclassical office building with a fitted-out attic floor. There is parking to the rear and an additional entrance. The total net area comprises: Office 520 sqm, Bank hall 300 sqm, Storage 227 sqm, Parking (outside) 16 spaces. Of the total net area of 1046 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	€ 72.816	€ 55.350	€ 670.000
ID: 23329 **ZIP: 77694** **Kehl am Rhein** **Hauptstraße 2** **Baden-Württemberg**	The property is located between the main station and the pedestrianised area of Kehl am Rhein. In the immediate vicinity there is another bank, the pedestrianised area seems to be mostly occupied. The property has modern architecture and the facade is dominated by glass and metal. The building has five floors and is in very good condition. The property has underground parking. The total net area comprises: Office 1,848 sqm, Bank hall 420 sqm, Retail 66 sqm, Storage 32 sqm, Parking (inside) 29 spaces, Other Items 1 sqm. Of the total net area of 2366 sqm there are 5 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.7 Years	€ 233.625	€ 231.861	€ 3.720.000
ID: 23331 **ZIP: 61462** **Königstein** **Hardtbergweg 7** **Hessen**	Königstein is one of the wealthiest regions in Germany. The subject property is located in the eastern part of Königstein. The location within Königstein is mediocre. Public transport facilities are in walking distance (bus). Top class 2 storey detached villa built in the early 1990s. No real insight could be taken, but it does not seem that any visible major maintenance works are necessary. The total net area comprises: Residential 301 sqm, Parking (inside) 2 spaces, Parking (outside) 1 space. Of the total net area of 301 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.2 Years	€ 23.699	€ 27.767	€ 500.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23332 **ZIP: 04109** **Leipzig** **Goethestrasse 3-5** **Sachsen**	The subject property is located in the heart of the city centre of Leipzig in the inner circle, just east of the main pedestrian high street. The university is in the direct vicinity with various building complexes (including the high rise building to the south of the property). All public transportation systems are located directly in front of the building. Opposite the subject property is the opera. The famous "Gewandhaus" (orchestra) is located diagonally opposite the property on Augustusplatz. The 6-storey listed building which was constructed in 1911, was completely renovated in 1996 and is therefore in a superb state of repair. In the course of the renovation the fifth floor was extended. Two retail units on the ground floor are let out to a book store and Dresdner Bank respectively. All other areas are let out to Dresdner Bank until 2015. Due to the atrium and generous circulation areas the lettable area is substantially reduced. The bank hall and conference rooms are air conditioned. A fully fitted partially air conditioned kitchen is unused. Four car parks are rented by Dresdner Bank from the university in the courtyard accessible via Ritterstrasse. The total net area comprises: Office 4,078 sqm, Bank hall 799 sqm, Retail 424 sqm, Storage 1202 sqm. Of the total net area of 6,503 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 9.4 Years	€ 710.304	€ 491.743	€10.150.000
ID: 23333 **ZIP: 02708** **Löbau** **August-Bebel-Str. 7** **Sachsen**	The property is located around 150 m north of Löbau city centre, on a 2 lane street, along which some public parking lots are provided. The surrounding area is characterised by similar buildings and a large old building probably hosting administration or a school. Distance to highway is 15 km. The property is a 2 floored white plastered standalone building with a tiled roof. There is parking to the rear. The total net area comprises: Office 298 sqm, Bank hall 298 sqm, Storage 298 sqm, Parking (outside) 8 spaces. Of the total net area of 893 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.0 Years	€ 65.892	€ 42.864	€ 470.000
ID: 23334 **ZIP: 15907** **Lübben Hauptstr. 12-13** **Brandenburg**	The property is located in the centre of Lübben on the market place. The surrounding buildings resemble the subject property, distance to highway is 6 km. The property is a 2 floored plastered building plus attic floor with retail units on ground floor level, office space on the upper floors and a discotheque in the basement. The front borders the market place which is currently being refurbished, there is an adjoining building to the rear, which is part of a larger *building complex* (Hauptstrasse 12 a-c). The adjoining building has 3 floors. The total net area comprises: Office 408 sqm, Bank hall 279 sqm, Safe 91 sqm, Parking (outside) 3 spaces. Of the total net area of 778 sqm there are 114 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	5.193/10.000 NO NO 3.0 Years	€ 62.730	€ 60.751	€ 680.000
ID: 23336 **ZIP: 01662** **Meißen** **Heinrichsplatz 7** **Sachsen**	The property is located in the historic old city of Meissen framed by a traffic restricted street and a small alleyway. The surrounding area is characterised by many old properties of mixed use. Distance to highway is 15 km. The property is a 4 floored old building with fitted-out attic, there is a retail unit on ground floor level, office and residential spaces in the upper floors. The total net area comprises: Office 500 sqm, Bank hall 278 sqm, Storage 131 sqm, Residential 465 sqm. Of the total net area of 1,374 sqm there are 286 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.7 Years	€ 81.138	€ 98.964	€ 1.150.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23337 **ZIP: 99974** **Mühlhausen** **Untermarkt 33** **Thüringen**	The property is located in the city centre of Mühlhausen on the market place. There are parking lots to the rear. The surrounding properties, which have various uses, resemble the subject property. Distance to the highway is 50 km. The property is a 2 floored old building with a red bricked facade to the front and a half timbered facade to the rear. There is a new single floored adjoining building to the rear which is plastered. The total net area comprises: Office 300 sqm, Bank hall 441 sqm, Storage 304 sqm, Residential 239 sqm, Parking (outside) 13 spaces. Of the total net area of 1284 sqm there are 239 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	€ 84.852	€ 97.030	€ 1.080.000
ID: 23338 **ZIP: 16515** **Oranienburg** **Bernauer Strasse 13** **Brandenburg**	The property is located at the beginning of the main commercial street in Oranienburg (open to traffic), which is characterised by commercial units on ground floor level and residential units on the upper floors. There is a public parking lot subject to charge next to the building. Distance to highway is around 8 km. The property is a flat roofed 4 floor office building with a penthouse-like and attic floor and a white plastered facade. The condition of the entrance areas is good, and there are parking lots to the rear of the building. The total net area comprises: Office 1520 sqm, Bank hall 271 sqm, Retail 138 sqm, Storage 384 sqm, Parking (outside) 15 spaces. Of the total net area of 2313 sqm there are 476 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	€ 180.446	€ 212.215	€ 2.990.000
ID: 23339 **ZIP: 19370** **Parchim** **Schuhmarkt 8** **Mecklenburg-Vorpomm**	The property is located on the market place with surrounding buildings, some of which are half timbered, and others which are in a bad condition. The main shopping area (pedestrianised) is around this market place. There are parking lots behind the buildings. The distance to highway is 8 km. The property is a refurbished old red bricked building with 2 floors, and is under monumental protection. The total net area comprises: Office 308 sqm, Bank hall 488 sqm, Safe 370 sqm, Residential 112 sqm, Other 16 sqm, Parking (inside) 1 space. Of the total net area of 1294 sqm there are 435 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.0 Years	€ 52.728	€ 64.089	€ 420.000
ID: 23340 **ZIP: 01796** **Pirna** **Dohnaischer Platz 7** **Sachsen**	The property is located at the beginning of the pedestrianised area in the city centre of Pirna. The surrounding buildings are predominantly refurbished old buildings of mainly commercial use. The distance to highway is roughly 10 km. The property is a rather new 3 floor office building with a plastered facade and a 2 floor adjoining building. There is parking to the rear. The total net area comprises: Office 646 sqm, Bank hall 283 sqm, Retail 59 sqm, Storage 126 sqm, Parking (outside) 5 spaces. Of the total net area of 1114 sqm there are 195 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.8 Years	€ 74.631	€ 81.972	€ 860.000
ID: 23341 **ZIP: 08523** **Plauen** **Bahnhofstr. 51** **Sachsen**	The property is located in the city of Plauen which is in the southwestern part of Saxony, close to Bavaria. The highway A72, which leads to Chemnitz can be reached within 10 min from the city centre. The property is situated on the steep shopping street, and the tram station is opposite. The property is a 5-storey office and retail building with modern architecture. It is a corner building and on the ground floor is a Dresdner Bank branch and a discount store. Amongst others, the office space on the upper floors is let to Adecco. The total net area comprises: Office 1454 sqm, Bank hall 359 sqm, Safe 324 sqm, Parking (inside) 3 spaces, Parking (outside) 1 space. Of the total net area of 2,138 sqm there are 766 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.0 Years	€ 78.796	€ 120.837	€ 1.120.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23343 **ZIP: 06484** **Quedlinburg** **Bahnhofstr. 11** **Sachsen-Anhalt**	The property is located on the outskirts of the historic city of Quedlinburg close to the railway station. The surrounding buildings are similar to the subject property. Distance to highway is 40 km. The property consists of two units: the front building is a 3 floor refurbished old art-nouveau building with a sandstone facade, and the adjoining rear building is a 4th floor white plastered office building. There are parking lots to the rear of the building, and the entrance area is in good condition. The total net area comprises: Office 1.142 sqm, Bank hall 433 sqm, Storage 197 sqm, Parking (outside) 13 spaces. Of the total net area of 1.773 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	€ 127.489	€ 119.306	€ 1.300.000
ID: 23344 **ZIP: 09306** **Rochlitz** **Bismarckstr. 2** **Sachsen**	The property is located in the city centre of Rochlitz on the central market place. The surroundings characterised by other mixed use buildings, most of which are old and refurbished. Distance to highway is 25 km. The property consists of two units. The first is the part hosting Dresdner Bank which faces the market place (Address: Markt 6 & Bismarckstrasse 2a), which is an old 3 floored building with a plastered facade and a fitted-out attic. The second unit is a new building with 4 floors and a plastered facade (Bismarckstrasse 2). Both units have retail units on the ground floor level and residential and office space on the upper floors. There is a letting board advertising vacant spaces. The total net area comprises: Office 701 sqm, Bank hall 185 sqm, Retail 273 sqm, Storage 46 sqm, Residential 693 sqm, Parking (outside) 4 spaces. Of the total net area of 1898 sqm there are 1097 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.3 Years	€ 85.857	€ 144.413	€ 1.380.000
ID: 23345 **ZIP: 06862** **Roßlau** **Karl-Liebknecht-Str. 4** **Sachsen-Anhalt**	The property is located in the city centre of Rosslau opposite a supermarket. The surrounding buildings resemble the subject property. The property is a refurbished old building with 3 floors and a fitted-out attic, together with a pathway to the back yard which provides parking facilities. The total net area comprises: Office 198 sqm, Bank hall 118 sqm, Storage 136 sqm, Residential 258 sqm. Of the total net area of 709 sqm there are 314 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.0 Years	€ 30.324	€ 34.113	€ 290.000
ID: 23346 **ZIP: 18055** **Rostock** **Leibnizplatz 1** **Mecklenburg-Vorpomm**	The property is located around 1 km south of Rostock city centre on a 4 lane inner street main road with a tram stop at the front. Along the main street are mixed buildings, to the rear is a more residential characterised area with a university building. Distance to highway is around 4 km. The property is a red bricked/white plastered office building with 4 floors and an underground parking facility. The condition of entrance areas is good-very good. The total net area comprises: Office 1.842 sqm, Bank hall 781 sqm, Storage 21 sqm, Safe Parking (inside) 228 spaces. The total net area of 2872 sqm there are 129 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.6 Years	€ 272.389	€ 215.938	€ 3.260.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23347 **ZIP: 06526** **Sangerhausen** **Bahnhofstr. 30** **Sachsen-Anhalt**	The property is located close to the main shopping area opposite a church. The surrounding buildings are predominantly old and refurbished. Distance to highway is around 5 km (A 38 which is only partly finished). The property is a refurbished old building with a red bricked facade and an adjoining rear building which is apparently used for parking or storage. The total net area comprises: Office 270 sqm, Bank hall 276 sqm, Storage 242 sqm, Parking (outside) 15 spaces. Of the total net area of 788 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	€ 60.466	€ 49.748	€ 660.000
ID: 23348 **ZIP: 04626** **Schmölln** **Mittelstr. 14** **Thüringen**	The property is located in the city centre of Schmölln on the outskirts of the pedestrianised area. Next to the property is a vacant land plot and a run down building, across the street are railway tracks. The surrounding buildings are predominantly smaller mixed use assets. Across the Mittelstrasse is a new mixed use building with a pharmacy on ground floor level. The property is a 3-floored art nouveaux building with a sandstone and white plastered facade. The building is completely vacant. The total net area comprises: Office 328 sqm, Bank hall 135 sqm, Storage 137 sqm, Residential 142 sqm. Of the total net area of 742 sqm there are 742 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 0.0 Years	€ 00	€ 37.634	€ 180.000
ID: 23349 **ZIP: 01968** **Senftenberg** **Bahnhofstr. 22** **Brandenburg**	The property is located around 100 m from the beginning of the pedestrianised area in Senftenberg city centre on a 4 lane main street. The property is the last in a row, and the plot neighbouring the property comprises a small run down building and a parking lot. The surrounding buildings resemble the subject property. The property is a 4 floored plastered old building with a retail unit at ground floor level and residential units on the upper floors. There is parking and entrances to the rear of the building. The total net area comprises: Office 61 sqm, Bank hall 206 sqm, Storage 39 sqm, Safe 84 sqm, Residential 488 sqm. Of the total net area of 878 sqm there are 878 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	€ 00	€ 49.462	€ 380.000
ID: 23350 **ZIP: 96515** **Sonneberg** **ustav-König-Str. 20** **Thüringen**	The property is located in Sonneberg, which is a small town in the south of Thuringia. Erfurt is about 75 km to the north. The highway A9 is about 40 km to the east and the A71 is 52 km to the northwest. The property comprises a 4-storey building with parking to the rear. It is a corner building. On the ground floor there is a Dresdner Bank branch, a hairdresser and an insurance company's office. The usage of the upper floors is partially residential and partially as doctors' practices. The total net area comprises: Office 232 sqm, Bank hall 217 sqm, Storage 170 sqm. Of the total net area of 619 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	289.74/1.000 NO NO 3.0 Years	€ 47.460	€ 41.282	€ 440.000
ID: 23351 **ZIP: 78048** **Villingen** **Am Riettor 3 (TE)** **Hessen**	The property is located about 50 m away from the pedestrianised area of Villingen. The buildings in the neighbourhood are mostly used as offices. Another bank is located in the immediately vicinity. The property has a modern part, attached to an old, historic building. The condition of both parts is good. Most of the area is used by the bank. The property has an underground garage. The total net area comprises: Office 623 sqm, Bank hall 641 sqm, Safe 274 sqm, Parking (inside) 20 spaces. Of the total net area of 1537 sqm there are 323 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	3.785/10.000 NO Yes 5.3 Years	€ 117.531	€ 142.520	€ 2.280.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23353 **ZIP: 99423** **Weimar** **Steubenstr. 13** **Thüringen**	The property is located in the historical town of Weimar. The city of Weimar is known as "Goethestadt", is located 20 km east of Erfurt and attracts several thousand tourists a year. The property isn't located in the famous old city centre but just 200 m away from it. The surrounding area is dominated by small retail and residential usage. The 4-storey building has a historical facade and a rectangular layout. The windows and front doors are in gothic style. There are two tenants other than Dresdner Bank, which use small office units. The building has a main entrance at the front which is used by Dresdner Bank and a side entrance for other office units. The total net area comprises: Residential 261 sqm. Of the total net area of 261 sqm there are 162 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	€ 2.101	€ 9.408	€ 40.000
ID: 23354 **ZIP: 99423** **Weimar** **Steubenstr. 15** **Thüringen**	The property is located in the historical town of Weimar. The city of Weimar, known as "Goethestadt", is located 20 km east of Erfurt and attracts several thousand tourists a year. The property isn't located in the famous old city centre but is just 200 m away from it. The surrounding area is dominated by small retail and residential buildings. The 4-storey building has a historic facade and a rectangular layout. The windows and front doors are in gothic style. There are two tenants other than Dresdner Bank which use small office units. The building has a main entrance at the front which is used by Dresdner Bank and a side entrance for other office units. The total net area comprises: Office 5,125 sqm, Bank hall 729 sqm, Storage 470 sqm, Parking (outside) 44 spaces. Of the total net area of 6,323 sqm there are 4,365 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.6 Years	€ 153.899	€ 367.574	€ 3.200.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23355 **ZIP: 06667** **Weißenfels** **Friedrichstr. 14** **Sachsen-Anhalt**	The property is located close to Weißenfels city centre on a 2 lane inner street main road (heavily frequented). The surrounding properties are similar to the subject property, most of which are refurbished. Distance to highway is 5 km. The property is a 4 floor plastered art-nouveau corner building with parking lots in a closed rear courtyard. The total net area comprises: Office 676 sqm, Bank hall 297 sqm, Storage 254 sqm, Residential 287 sqm, Parking (outside) 11 spaces. Of the total net area of 1513 sqm there are 623 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	€ 68.627	€ 93.012	€ 1.010.000
ID: 23356 **ZIP: 02943** **Weißwasser** **Bautzener Str. 54** **Sachsen**	The property is located in the city centre of Weisswasser in mixed surroundings. The surrounding properties resemble the subject property or are in a slightly worse condition. The distance to the highway is 30 km. The property is a 3 floored neo-classical mixed use corner building with a red bricked/plastered facade. There is a pathway to the back yard, which provides the entrances to the residential units and parking facilities. There are retail units on ground floor level. The total net area comprises: Office 378 sqm, Bank hall 182 sqm, Retail 68 sqm, Residential 994 sqm, Parking (outside) 5 spaces. Of the total net area of 1,623 sqm there are 807 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.3 Years	€ 55.755	€ 119.503	€ 1.030.000
ID: 23357 **ZIP: 16792** **Zehdenick** **Am Markt 1** **Brandenburg**	The property is located on the market place opposite the church. There are similar, but mainly smaller buildings nearby. Distance to the highway is 30 km. The property is a 2 floored mixed use corner building with fitted-out attic under monumental protection. The side building is not as high as the main one, and there is a passageway to an inner yard. The total net area comprises: Office 180 sqm, Bank hall 293 sqm, Storage 136 sqm, Residential 72 sqm, Parking (outside) 3 spaces. Of the total net area of 681 sqm there are 72 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.0 Years	€ 49.886	€ 55.153	€ 700.000
ID: 23358 **ZIP: 09405** **Zschopau** **Neumarkt 7** **Sachsen**	The property is located in the city centre of Zschopau on a market place. The surrounding buildings resemble the subject property, and there is public parking subject to charge on the market place. Distance to the highway is 15 km. The property is a 3 floored plastered old building with a fitted-out attic. There is a retail unit at ground floor level and office space on the upper floors. The total net area comprises: Office 285 sqm, Bank hall 144 sqm, Storage 99 sqm, Other 35 sqm. Of the total net area of 563 sqm there are 130 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.7 Years	€ 31.564	€ 33.724	€ 370.000
ID: 23359 **ZIP: 08056** **Zwickau** **Dr.-Friedrichs-Ring 23** **Sachsen**	The property is located in the city centre of Zwickau at the beginning of the main pedestrianised area. The surroundings are characterised by similar mixed use old buildings. There is some public parking nearby. Distance to the highway is 6 km. The property is a 4 floored old building with a plastered facade. There are retail units at ground floor level and office spaces on the upper floors. The total net area comprises: Office 1,924 sqm, Bank hall 741 sqm, Retail 201 sqm, Storage 724 sqm, Parking (outside) 28 spaces, Other Items 1 sqm. Of the total net area of 3,590 sqm there are 1,244 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.9 Years	€ 285.505	€ 365.256	€ 3.990.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23360 **ZIP: 03238** **Finsterwalde** **Berliner Str. 1** **Brandenburg**	The building is located in the main shopping area of Finsterwalde on a busy local road. Most of the surrounding buildings are refurbished old properties, with commercial assets on the main street and residential houses on the side streets. Distance to highway is 15 km. The property is a new red-brown plastered corner building with 4 floors. There are multiple entrances which are in good condition, as well as an underground parking facility and parking to the rear of the building. The total net area comprises: Office 2,222 sqm, Bank hall 250 sqm, Retail 507 sqm, Storage 125 sqm, Safe 175 sqm, Parking (inside) 20 spaces. Of the total net area of 3279 sqm there are 1,462 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.9 Years	€ 136.781	€ 175.575	€ 1.540.000
ID: 23361 **ZIP: 04109** **Leipzig** **Neumarkt 29-33** **Sachsen**	The property is located in the city of Leipzig, which shows economic development in contrast to several other Eastern German cities. The location of Neumarkt is close to the pedestrianised area. There are mainly retail and office properties in the surrounding area. There are also several theatres, museums etc. in this area. The 6-storey building comprise 2 buildings. One is of later construction date and has a modern glass and steel facade. It has a retail passage on the ground floor and office units on the upper floors. The other has a historic facade with retail units on the ground floor and office units on the upper floors. The total net area comprises: Office 7,092 sqm, Retail 981 sqm, Storage 939 sqm. Of the total net area of 9,011 sqm there are 7,997 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 0.9 Years	€ 79.094	€ 461.351	€ 3.660.000
ID: 23362 **ZIP: 06217** **Merseburg** **Gotthardstr. 31** **"Klia-Passage"** **Sachsen-Anhalt**	The subject property is located in the city centre of Merseburg on the main pedestrian high street. Opposite the so called "Klia Passage" is a fairly new and large office complex occupied by a local bank ("Sparkasse"). Just off the main highstreet are residential high rise buildings and a run down former shopping amenity. A supermarket ("Plus") is located behind this property. Public transport facilities are located on Weissenfelser Strasse. The 4 storey mixed use shopping centre was constructed in 1995 and comprises three different buildings. Two similar parallel buildings accommodate an open shopping arcade on the ground floor (13 units, 2 of which are vacant) and office space along a *balustrade on the first floor* (mainly occupied by the insurance company "Barmer"). 23 residential units are in the third and fourth floors. The third building is at the end of the arcade towards the city centre accommodating the bank hall of Dresdner Bank on the ground floor and office space in the three upper floors, partly rented out to Dresdner Bank and a local newspaper. After almost full occupancy in 1999 there has been substantial structural vacancy ever since. 14 of 23 residential flats and approx. 50 of 83 parking spaces are currently vacant. Some office space (so called Penthouse on the fourth floor) has apparently never been let out since construction. The total net area comprises: Office 3,491 sqm, Bank hall 592 sqm, Retail 1,665 sqm, Storage 474 sqm, Residential 2,004 sqm, Parking (inside) 82 spaces. Of the total net area of 8,226 sqm there are 3,032 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.9 Years	€ 567.680	€ 496.259	€ 5.880.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23363 **ZIP: 04860** **Torgau** **Wittenberger Str. 25** **Sachsen**	The property is located 50 m off the main shopping area in Torgau city centre, surrounded by old refurbished buildings. Distance to the highway is 50 km. The property consists of two units, the first is an old red bricked corner building (called "Lutherhaus") with 3 floors and a fitted-out attic. The other unit consists of two adjoining buildings to either side of the corner building, and is a new 4 floored building with attic floor. There is a restaurant and two retail units at ground floor level and office spaces on the upper floors. There is an underground parking facility. There is a letting board advertising vacant space. The total net area comprises: Office 1398 sqm, Bank hall 225 sqm, Retail 81 sqm, Storage 182 sqm, Safe 80 sqm, Residential 288 sqm, Other 124 sqm, Parking (inside) 7 spaces. Of the total net area of 2378 sqm there are 821 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 1.2 Years	€ 119.499	€ 148.451	€ 1.190.000
ID: 23364 **ZIP: 02763** **Zittau** **Neustadt 15-15 a** **Sachsen**	The property is located in the city centre of Zittau on a large square. The surroundings are characterised by old refurbished medium sized commercial buildings. Distance to the highway is 40 km. The property is a rather new 3 floored mixed use building with a cladded sandstone/ plastered facade and a fitted-out attic. There are two entrances to the side of the building via a pathway. To the left side of the building is an underground parking facility. The total net area comprises: Office 1589 sqm, Bank hall 824 sqm, Storage 159 sqm, Residential 513 sqm, Parking (inside) 20 spaces. Of the total net area of 3086 sqm there are 825 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.5 Years	€ 219.366	€ 265.611	€ 2.890.000
ID: 23365 **ZIP: 06429** **Altenburg** **Hillgasse/Kunstgasse/a Mühlpf** **Thüringen**	The property is located in Altenburg in the state of Thuringia, between Chemnitz and Leipzig. The property is named Altenburg City Center. The A4 highway which leads to Erfurt and Chemnitz is 25km to the south. Altenburg has a population of some 38,000 people. Current unemployment rate is at 19%. The 2 to 5-storey building has a plastered facade and several building parts. There are residential, office and retail units in the building. Most of the building seemed vacant. The property is in a very good condition. The property offers modern office space, divisible into 250 sqm units. Office space vacancy is split over all floors. The office space is on the market between €5,00 sqm and €5,50 sqm depending on tenant fit out. The asking rent for the retail space is between €5,00 sqm and €7,00 sqm depending on the size and location of the individual units. The total net area comprises: Office 3,960 sqm, Bank hall 262 sqm, Retail 2,822 sqm, Storage 776 sqm, Residential 2,504 sqm, Other 508 sqm, Parking (inside) 78 spaces, Other Items 1 sqm. Of the total net area of 10,832 sqm there are 5,653 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.4 Years	€ 347.663	€ 491.006	€ 5.890.000
ID: 23366 **ZIP: 02625** **Bautzen** **Kornmarkt 4-6/Karl-Marx-St** **Sachsen**	The property is located in the city of Bautzen which is about 65 km east of Dresden. The border to the Czech Republic is 15 km to the south and the border to Poland is 50 km to the east. The building is located at a main street. On the other side of the street there is a huge shopping centre which seemed fully let. The 6-storey building has a plastered facade and a retail passage on the ground floor. The passage has a star-shaped layout but has no large tenants which attract lots of people. The Dresdner Bank is located on the corner of the building and is only accessible from the outside and not from the passage. The total net area comprises: Office 5,765 sqm, Bank hall 350 sqm, Retail 1,408 sqm, Storage 171 sqm, Safe 237 sqm, Residential 642 sqm, Parking (inside) 60 spaces, Other Items 2 sqm. Of the total net area of 8,573 sqm there are 486 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.7 Years	€ 714.891	€ 586.531	€ 8.500.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23367 ZIP: 02625 Bautzen Lauengraben 18 Sachsen	The property is located in the city of Bautzen which is about 65 km east of Dresden. The border to the Czech Republic is 15 km to the south and the border to Poland is 50 km to the east. The building is located on a main street. On the other side of the street there is a huge shopping centre which seemed fully let. The 3-storey building has a historic facade with bricks on the ground floor facade and plaster on the upper 2 floors. On the ground floor there are three retail units and there are office units on the upper floors. The building is connected to "Kornmarkt 4-6" and there is also a passage leading to this building. The total net area comprises: Office 539 sqm. Retail 142 sqm. Storage 139 sqm. Residential 161 sqm. Parking (outside) 3 spaces. Of the total net area of 983 sqm there are 10 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.2 Years	€ 89.757	€ 68.299	€ 900.000
ID: 23368 ZIP: 28195 Bremen Domshof 18-20 Bremen	The subject property is situated in the very city centre of Bremen on the central market place and close to the dome. The market place forms the entrance to the pedestrianised area, but there are also many office buildings. Right in front of the property is a tram stop and the street has restricted traffic access. The quality of the surrounding buildings is good. The property is a 6 floor office building with two entrances and a sandstone facade which is in good condition. The back entrance for the physically disabled is an Herdentorswallstrasse, where some parking facilities are also to be found. The total net area comprises: Office 6,369 sqm. Storage 1.059 sqm. Parking (inside) 26 spaces. Parking (outside) 21 spaces. Of the total net area of 7,428 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.8 Years	€ 899.590	€ 850.646	€16.500.000
ID: 23369 ZIP: 40212 Düsseldorf Grünstr.4-6 Nordrhein-Westfalen	The property is located two properties away from the Königsalle (Düsseldorf prime retail street) and offers retail space on the ground floor and office space above in a highly sought after location. 7-storey concrete construction with a stone-tiled facade. Ground floor consists of retail space while the remaining floors are office use. The total net area comprises: Office 859 sqm. Residential 29 sqm. Parking (inside) 26 spaces. Retail 211 sqm. Of the total net area of 1099 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.6 Years	€ 138.956	€ 245.320	€ 4.350.000
ID: 23370 ZIP: 60329 Frankfurt/Main Taunusanlage 9 Hessen	The subject property is located in the traditional Frankfurt submarket of "Bankenviertel". In the direct vicinity is the new "Skyper" built by DEKA Immobilien. The city centre with the "Alten Oper" is just 300 m away. The infrastructure is very good, and the tube station "Taunusanlage" is only 50 m away. The 6 storey representative office building was fully refurbished in 1986. The property has an average tenant fit out, including a floor-to-ceiling height of 2.50 m and window sill cable ducts. The ground floor and the fifth floor are air conditioned. The main characteristic of the building is the inner courtyard with open square corridors above, making the office space bright and generous. The property is connected with the adjacent building of Marienstraße 2 and is therefore not separately lettable. A staircase connects the property Taunusanlage 9 with Marienstraße 2, where a second entrance is located. The total net area comprises: Office 6,567 sqm. Of the total net area of 6,567 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.0 Years	€ 2.530.219	€ 1.654.833	€40.430.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23371 **ZIP: 60329** **Frankfurt/Main** **Kaiserstr.70** **Hessen**	This historical building is located in the submarket of "Bahnhofsviertel" in the so called "Kaisersack". The infrastructure is good. The public transport connection is also good. The main train station is in the immediate vicinity. On Kaiserstrasse are predominantly shops and restaurants. This historic building with a natural stone facade was fully refurbished in 1997. The ground floor accommodates some retail units, whereas offices are located on floors 1-4 with *7 residential units in the attic. The office space has an above average fit out* standard including a floor-to-ceiling height of 2.75 m, suspended metal ceilings, full air conditioning, raised floors, sun blinds lying inside, glass lifts and representative reception area. The flats are fully fitted out and are held for Eurohypo guests. The total net area comprises: Office 2003 sqm, Retail 273 sqm, Storage 290 sqm. Of the total net area of 2566 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.6 Years	€ 646.453	€ 438.806	€ 9.980.000
ID: 23372 **ZIP: 60329** **Frankfurt/Main** **Marienstr.2** **Hessen**	The subject property is located in the traditional Frankfurt submarket of "Bankenviertel". In the immediate vicinity is the new "Skyper" built by DEKA Immobilien. The city centre with the "Alten Oper" is just 300 m away. The infrastructure is very good. The tube station "Taunusanlage" is only 50 m away. This part of the complex was constructed in 1988 and therefore has a higher standard of tenant fit out than Taunusanlage. This includes raised floors, air conditioning, a floor-to-ceiling height of 2.75-3 m, natural stone facade and open plan offices of up to 400 m(2). The 6 storey building complex has various differences in floor levels due to the different construction dates and floor-to-ceiling heights of the two buildings. This is not considered to be disturbing. The entrance on Marienstrasse 2 is officially part of the site of Taunusanlage 9, therefore the two buildings are not separately lettable. The technical equipment is also not separable. The access to the basement garage is along Marienstraße. The total net area comprises: Office 277 sqm. Of the total net area of 2.787 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.0 Years	€ 1.342.592	€ 702.367	€18.410.000
ID: 23375 **ZIP: 20457** **Hamburg** **Kleiner Burstah 6-10** **Hamburg**	The subject property is located in the "old city" of Hamburg, an area characterised by office buildings, but it provides restaurants and small shopping facilities as well and is not far from city centre (ca. 250 m). Infrastructure is good. Public transport is located nearby (150 m). The distance to the main central station is around 1 km, to the highway 5 km and to the airport 13 km. The quality of the surrounding properties ranges from good to medium. The property is a 7 floor glass/aluminium facaded office building with an indoor parking facility and outside sun blinds. The building was recently refurbished. The tenant Provinzial insurance company spent a lot of money on the fit out. The property can be split into 2 lease-sections per floor due to the fact that there is a second entrance with an elevator at Ost-West-Strasse. Conference facilities are located on the 6th floor, and the management occupies the offices on the 5th floor. The property is in a general very good to good condition. The total net area comprises: Office 6916 sqm, Storage 480 sqm, Other 1 sqm, Parking (inside) 30 spaces, Parking (outside) 11 spaces. Of the total net area of 7397 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.3 Years	€ 1.143.585	€ 1.111.489	€21.350.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23376 **ZIP: 20354** **Hamburg** **ABC Str. 13** **Hamburg**	The subject property is located in the "old city" of Hamburg, an area characterised by office buildings, but it provides restaurants and small shopping facilities as well and is not far from the city centre (ca. 250 m). Infrastructure is good, the distance to the main central station is around 1 km, to the highway 5 km and to the airport 13 km. The quality of the surrounding properties ranges from good to medium. There are several developments under construction, so that the microlocation will be upgraded. The property is a 6 floor glass/aluminium facaded office building with outside sun blinds. There is a main entrance with an elevator and a light well in the middle of the building. The property can be split into 2 lease sections on each floor. There is a fire staircase at the side of the building with a separate entrance. A high-bay-regal is located in the cellar. A tunnel connects another building because of former banking activities. The tunnel can be closed when the tenant moves out. The property is in a generally good condition. The total net area comprises: Office 2.333 sqm. Of the total net area of 2.333 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.0 Years	€ 433.235	€ 433.936	€ 7.760.000
ID: 23377 **ZIP: 04109** **Leipzig** **Käthe-Kollwitz-Str. 1** **Sachsen**	The property is located in the city of Leipzig, which shows economic development in contrast to several other Eastern german Cities. The location is only 100 m away from the city centre with its pedestrianised area, but it is outside of the inner city ring. There are several historic buildings in the surrounding area which are of residential or office usage. The 5-storey building has a historic facade and is completely used as an office building. The building seemed mainly vacant with only 1 name on the doorbell showing Allianz as a tenant. The total net area comprises: Office 1890 sqm, Storage 150 sqm. Of the total net area of 2041 sqm there are 1494 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.0 Years	€ 100.221	€ 92.974	€ 640.000
ID: 23378 **ZIP: 67059** **Ludwigshafen** **An der Rheinschanze** **Rheinland-Pfalz**	The property is located in Ludwigshafen, which is between Frankfurt and Stuttgart. It is an inner city location with very good access to the pedestrianised zone. A train station is approx. 50 m away. The 5-storey building has a Dresdner Bank branch on the ground floor and offices on the upper floors. It is a corner location. It has a cladded facade. The property was built in 1961. The fit out is not very good. The floors could be divided up into three separate sections. The floor-to-ceiling height is 2.50 m. In 1986 an extension was added to the existing building. The fit out of the extension is slightly better. Parking facilities are located in front of the building. The total net area comprises: Office 5673 sqm. Of the total net area of 5,673 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.0 Years	€ 806.477	€ 306.342	€ 4.500.000
ID: 23380 **ZIP: 68161** **Mannheim** **P2, 12** **Baden-Württemberg**	The subject property is located in a very prominent location in the pedestrian zone of Mannheim. The infrastructure is excellent. A tram station is located in the direct vicinity. The property was constructed in 1974. The ground floor accommodates some retail units and a bank hall of Dresdner Bank. In floors 1-6 are offices and conference rooms. The building is terraced from the fourth floor upwards. The facade of the building was renewed in 2005. The property has a good tenant fit out such as full air conditioning, a floor-to-ceiling height of 2.75 m, window sill cable ducts, etc. The efficiency of the office space is partly reduced due to storage/archive/copy rooms in the inner core of the building. The total net area comprises: Office 11443 sqm, Bank hall 453 sqm, Retail 1.256 sqm, Storage 33 sqm, Safe 206 sqm, Other 1535 sqm, Parking (inside) 111 spaces, Other Items 1 sqm. Of the total net area of 14926 sqm there are 1.988 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 64 NO 8.8 Years	€ 2.546.827	€ 2.574.021	€ 48.140.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23382 **ZIP: 20354** **Hamburg** **Gr. Bleichen 1-3** **Hamburg**	The subject property is located in one of the most prestigious locations in Hamburg city, right at the Jungfernstieg and close to the inner city Alter Lake (Binnenalster). Public transport facilities are very good, distance to main central train station is 1 km, to the highway 7 km, and to the airport 12 km. The surrounding area is a AAA office and shopping location and there are many exclusive retail facilities around. The streets are heavily frequented at most times of the day with shoppers, businessmen and tourists. The property is divided into 3 units, the first of which faces Jungfernstieg, a neoclassical highly representative 6-floor building with a fitted-out attic and some retail facilities in the 'souterrain' (basement). The facade is made of sandstone. The second unit is located at the junction of Jungfernstieg and Große Bleichen. It is an art nouveau/ neoclassical building with 6 floors and a fitted-out attic with a white plastered facade. There is a retail unit at ground floor level, and offices on the upper floors. The third unit is Große Bleichen Nr. 3, a younger building with 5 floors and a fitted out attic. There is a small retail facility on ground floor level and access to underground parking. The facade is made of granite with some glass elements. There are 3 light wells. Each floor can be divided into 4 sections. The quality of each unit is good to very good and the entrance areas are good. The total net area comprises: Office 7123 sqm, Bank hall 1952 sqm, Retail 470 sqm, Storage 754 sqm, Safe 335 sqm, Parking (inside) 14 spaces. Of the total net area of 10635 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 12.9 Years	€ 4.214.869	€ 3.251.342	€ 86.490.000
ID: 23386 **ZIP: 80797** **München** **Schleißheimer Straße 224** **Bayern**	Schleißheimer Straße is a highly frequented street to the north-west of Munich. There are lots of mid-class residential and retail properties nearby. The location and infrastructure are poor. 5-storey property with retail usage on the ground floor and low class residential on the upper floors. Due to the renovated substance, the property is in a generally good condition, but a little neglected. Difficult to re-let or sell due to partial ownership and vacant status. The total net area comprises: Bank hall 331 sqm, Other 33 sqm, Parking (inside) 6 spaces. Of the total net area of 364 sqm there are 364 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	172/1.000 NO NO 0.0 Years	€ 00	€ 44.533	€ 550.000
ID: 23390 **ZIP: 63067** **Offenbach** **Frankfurter Straße 54-62** **Hessen**	The subject property is located in the city centre of Offenbach. The pedestrian zone is opposite the building. Public transport connections are good. The property is a mixed use office building with a 3 storey extension building and another 1 storey extension building in the inner courtyard. There are garages on the ground floor and offices above, which circle around the courtyard. The tenant fit out is basic. Only the front building which is terraced from the 3rd floor upwards has a good tenant fit out. The total net area comprises: Office 3,728 sqm, Bank hall 331 sqm, Retail 1,071 sqm, Storage 977 sqm, Other 49 sqm, Parking (inside) 7 spaces, Parking (outside) 69 spaces. Of the total net area of 6156 sqm there are 1156 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.3 Years	€ 471.765	€ 435.005	€ 6.020.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23392 **ZIP: 60329** **Frankfurt/Main 14** **Hessen**	The subject property is located in the Frankfurt district of "Bahnhofsviertel" and lies on the border of the district of "Bankenviertel". The building complex stretches along Windmühlstraße Gutleutstraße and Wilhelm-Leuschener-Straße as well as Windmühlstraße and Mainluststraße. The accessibility by both car and public transport is very good. The subject property was constructed in 1992 for the purposes of the current tenant Dresdner Bank. One existing historic building *in Gutleutstraße was integrated. The complex is* fitted out well. This includes e.g. a representative reception area, 5 lift systems, a separate entrance on Gutleutstraße, raised floors, full air conditioning with moisturisation, tiltable windows, mobile partition wall system, a floor-to-ceiling height of 2.75 m and partial outside sun blinds. Four inner courtyards provide sufficient daylight. The property has two basement garage levels providing parking and a ground floor with some retail units (restaurant) as well as seven above ground floors. The total net area comprises: Office 38,127 sqm, Storage 2,788 sqm, Other 311 sqm, Parking (outside) 148 spaces, Other Items 1 sqm. Of the total net area of 41226 sqm there are 284 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.0 Years	€ 8.946.639	€ 6.897.090	€157.750.000
ID: 23393 **ZIP: 60594** **Frankfurt/Main** **Schweizer Str. 27** **Hessen**	The property is located in the submarket of "Sachsenhausen", which is south of the River Main. Sachsenhausen is a traditional old district with a high living standard. The infrastructure is very good. A tram station is 50 m away. Schweizer Straße is the main shopping street of Sachsenhausen. The property is on the corner Gartenstraße and Schweizerstraße. The property is only partially owned. The ground floor is used as a bank hall and a coffee shop. The total net area comprises: Bank hall 231 sqm, Storage 146 sqm. Of the total net area of 377 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection *Average Lease Term*	366/1.817 NO NO *4.0 Years*	€ 90.437	€ 46.795	€ 1.120.000
ID: 23395 **ZIP: 60594** **Frankfurt/Main** **Schweizer Str. 27** **Hessen**	The property is located in the district of "Sachsenhausen", which is south of the River Main. Sachsenhausen is a traditional old district with a high living standard. The infrastructure is very good. A tram station is in 50 m away. Schweizer Straße is the main shopping street of Sachsenhausen. The property is on the corner Gartenstraße and Schweizerstraße. The property is only partially owned. The ground floor is used as a bank hall and a coffee shop. *The total net area comprises: Retail 100 sqm.* Of the total net area of 100 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	72/1.817 NO NO 1.2 Years	€ 37.984	€ 23.978	€ 490.000
ID: 23396 **ZIP: 01067** **Dresden** **Schäferstraße 6-8** **Sachsen**	The site is located outside the city centre of Dresden, close to the Dresden-Friedrichstadt clinic. The buildings on the other side of Schäferstrasse are all residential buildings. The immediate vicinity is dominated by office, retail and some small production facilities. A tram station is 100-200m away. Plot of land. The total net area comprises: 968 sqm. Of the total net area of 0 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	€ 00	€ 00	€ 23.000
ID: 23397 **ZIP: 01067** **Dresden** **Adlergasse 33** **Sachsen**	The site is located outside the city centre of Dresden, close to the Dresden-Friedrichstadt clinic. The buildings on the other side of Schäferstrasse are all residential buildings. The immediate vicinity is dominated by office, retail and some small production facilities. A tram station is 100-200m away. Plot of land. The total net area comprises: 330 sqm. Of the total net area of 0 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	€ 00	€ 00	€ 7.000
ID: 23398 **ZIP: 01067** **Dresden** **Schäferstr.12-24** **Sachsen**	The site is located outside the city centre of Dresden, close to the Dresden-Friedrichstadt clinic. The buildings on the other side of Schäferstrasse are all residential buildings. The immediate vicinity is dominated by office, retail and some small production facilities. A tram station is 100-200m away. Plot of land. The total net area comprises: 4,220 sqm. Of the total net area of 0 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	€ 00	€ 00	€ 91.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23399 **ZIP: 01067** **Dresden** **Behringstraße 9** **Sachsen**	The site is located outside the city centre of Dresden, close to the Dresden-Friedrichstadt clinic. The buildings on the other side of Schäferstrasse are all residential buildings. The immediate vicinity is dominated by office, retail and some small production facilities. A tram station is 100-200 m away. Plot of land. The total net area comprises: 290 sqm. Of the total net area of 0 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	€ 00	€ 00	€ 6.000
ID: 23402 **ZIP: 01067** **Dresden** **Schäferstr.2/Ecke Adlergasse** **Sachsen**	The site is located outside the city centre of Dresden, close to the Dresden-Friedrichstadt clinic. The buildings on the other side of Schäferstrasse are all residential buildings. The immediate vicinity is dominated by office, retail and some small production facilities. A tram station is 100-200 m away. Plot of land. The total net area comprises: Other 1,299 sqm. Of the total net area of 1,299 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	€ 00	€ 53.024	€ 760.000
ID: 23405 **ZIP: 80335** **München** **Marsstraße 20-22** **Bayern**	The property is located in one of the main western streets to the inner city near the main railway station. This location is not considered as a good inner city office location, but there is good infrastructure. Big office property with 3 basements, ground floor and up to 6 upper floors; metal/glass facade; only two main entrances (which complicates a divided re-letting of the property); regular standard of fit-out; large vacant basement spaces from a former data processing centre; underground car park with 320 lots (very good); air-conditioning only in special purpose space, not in office space, big canteen on the top floor. The total net area comprises: Office 20,476 sqm, Retail 89 sqm, Storage 5,239 sqm, Other 28 sqm, Parking (inside) 319 spaces. Of the total net area of 25832 sqm there are 67 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.9 Years	€ 4.822.555	€ 4.889.506	€ 101.670.000
ID: 23406 **ZIP: 60486** **Frankfurt/Main** **Theodor-Heuss-Allee 44** **Hessen**	The "Estrella" (Broker Office Centre) is located in the market segment of City West, one of the most dynamic and up-and-coming sub-districts in Frankfurt. The local public transport network connection is very good. The local railway stations (S-Bahn) 'Frankfurt West' and 'Messe' (serviced by the lines S3, S4, S5 and S6) are located within 2-3 minutes' walk of the property. The main railway station is within only one to two stations. A tram and a bus line complete the good infrastructure. Well-known companies such as R+V Versicherung, Zürich Agrippina Versicherung, American Express, Dresdner Bank, Siemens, Deloitte & Touche, Dresdner Kleinwort Wasserstein, ABN Amro Bank, Commerzbank, Deutsche Bank, McCann-Erickson, Diba Allgemeine Deutsche Direktbank/ING, Gerling Versicherung, Marconi, Axa Colonia and Credit Suisse have established head or branch offices in this location. This trading centre is one of the most modern in the world. More than 1,500 employees work in this building — on one floor even accommodates approx. 400 brokers. Three floors are designed as open plan offices. The building is terraced in the upper floors. One inner courtyard provides additional daylight for the top three floors. Offices and conference rooms are located along the window facade. The partition walls in the corridors are mostly made of glass. The fit out of the space is of exceptional high standard; raised floors (35 cm), a floor-to-ceiling height of 5 m in the trading rooms, full air conditioning, escalators, external sun blinds etc. The ground floor accommodates conference rooms, the mail distribution centre, offices for the building control system and a canteen. The total net area comprises: Office 34129 sqm, Parking (inside) 170 spaces, Other Items 2 sqm. Of the total net area of 34129 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 11.0 Years	€ 10.889.826	€ 7.693.234	€ 203.660.000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 23407 **ZIP: 60329** **Frankfurt/Main** **Elbestraße 46** **(Vorderhaus)** **Hessen**	The property is located in the "Bahnhofsviertel" district, directly in the red light district. The infrastructure is good. The main station with all major traffic connections is approx. 500 m away. The city centre is within 10 minutes walking distance. The location is not a typical office area. The property seems to be from the early 1970s. To reach the courtyard at the rear of the property there is a gateway through the building on the ground floor. Above the ground floor there are 6 upper floors. The total net area comprises: Office 1483 sqm, Residential 155 sqm. Of the total net area of 1638 sqm there are 1125 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.2 Years	€ 43.815	€ 98.274	€ 730.000
ID: 30101 **ZIP: 61462** **Königstein/Ts.** **Ölmühlweg 65-67** **Hessen**	North of Frankfurt is the 750 year old city of Königstein which is 20 minutes from Frankfurt's city centre. Königstein lies at the foot of the 890 m Feldberg Mountain. The surrounding area is influxed by nature, history and the arts. The Rhein-Main-Airport is reachable within 25 minutes. KTC offers a good view of the ruins of the city's medieval castle, which probably dates back to the time of Emperor Barbarossa. Surrounded by woods and an unspoiled natural environment, there is a good combination of work and leisure, as well as peace and quiet. KTC functions as Dresdner Bank Group's communications and training centre. The modern facilities have been specially designed to meet this requirement. The property combines six buildings with different construction dates. The newest building is from 1993. KTC offers about 36 seminar rooms (up to 300 people in one room) as well as 211 guest rooms. The buildings are in very good condition and achieves a very high quality fit out. There are the following leisure facilities: tennis court, bowling, boules, fitness facilities, swimming pool, sauna, steam bath, solarium, putting green, shooting, billiards, table tennis, etc. All of the guest rooms also have a good fit out. 168 parking spaces were available as well as a restaurant with 170 — 200 seats. The total net area comprises: Other 15450 sqm, Parking (inside) 60 spaces, Parking (outside) 104 spaces, Other Items 8 sqm. Of the total net area of 15,450 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 10.0 Years	€ 1.500.000	€ 1.205.100	€ 24.160.000
ID: 30103 **ZIP: 60329** **Frankfurt/Main** **Münchener Str. 8** **Hessen**	The subject property is located in the Frankfurt district of "Bahnhofsviertel", parallel to Kaiserstraße. The infrastructure is good. The tube station 'Willy Brandt Platz' is approx. 5 minutes away. The main train station with all important train connections is also only 5 minutes away. The "Alte Oper" is approx. 850 m away. 8 storey office building with plastered facade. Building is probably from the 1970s. It offers retail space on the ground floor and office floors on the upper floors. We are concerned about the possible need to adopt "high rise regulations" in order to comply with fire regulations. The total net area comprises: Office 2205 sqm, Retail 391 sqm, Storage 14 sqm, Other Items 1 sqm. Of the total net area of 2610 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 32 NO 1.5 Years	€ 454.519	€ 252.905	€ 2.800.000
ID: 30104 **ZIP:68161** **Mannheim P2,12** **Baden-Württemberg**	The property is located in Mannheim which is between Frankfurt and Stuttgart. It is an inner city location within the "Squared District". The 6-storey building has a modern facade. There are several retailers on the ground floor and a Dresdner Bank office on the upper floors. The total net area comprises: Of the total net area of 0 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	€ 00	€ 00	€ 00

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable €	Estimated Net Annual Rent €	Net Market Value €
ID: 30105 **ZIP: 50668** **Köln** **Auf dem** **Hunnenrücken 2-22** **Nordrhein-Westfalen**	The property is located in an established office area in the city centre of Cologne. The parking garage has been voted top parking garage of Cologne in 2004. The parking garage is opposite the "Enggasse 3" building and could potentially serve the parking demand of the various office buildings in the area. 3 levelled parking garage. Solid concrete construction with metal covering facade. The total net area comprises: Parking (outside) 63 spaces, Other Items 1 sqm. Of the total net area of 0 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 61 NO 0.9 Years	€ 25.838	€ 57.000	€ 980.000
ID: 30107 **ZIP: 27568** **Bremerhaven** **Bürgermeister-Smidt Str. 41-** **Bremen**	The property is located in the pedestrianised area close to the harbour. There are public parking blocks and other public parking subject to charge nearby. Multiple bus lines pass close to the property. The property is a 4-6 floor plastered/ cladded mixed use building with several parking lots at the rear. Entrance areas are in good and medium condition. The total net area comprises: Office 123 sqm, Bank hall 353 sqm, Storage 93 sqm, Residential 1246 sqm, Parking (outside) 2 spaces, Other Items 1 sqm. Of the total net area of 1815 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	€ 72.808	€ 102.916	€ 1.300.000
ID: 30108 **ZIP: 30453** **Hannover** **Wunstorfer Landstr. 86** **Niedersachsen**	The subject property is located in the western quarter of Ahlem on the city outskirts. The surroundings are characterised by predominantly residential facilities and a large Audi car dealer. North of the property, along the River Leine is a camping site, to the northeast there are rail tracks, and across Am Bahndamm is a large car park belonging to the car dealer. The property is undeveloped land which is situated across the recently built extension of Am Bahndamm. The grass-covered land is flat and has no waste dump, and connection to the street is provided by Am Bahndamm. There are transmission lines across the plot, which is bordered by rail tracks and a camping site. The total net area comprises: Of the total net area of 0 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	€ 00	€ 00	€ 508.000
ID: 30165 **ZIP: 90403** **Nürnberg** **Bischof-Meiser-Str. 3** **Bayern**	Located in the city centre of Nuremburg, bordering the pedestrianised zone which begins 100 m to the right; very good infrastructure. 5-storey property with retail usage on ground floor, office and residential on upper floors; own underground car park (very important in this location); property in an average condition. The total net area comprises: Office 1,111 sqm, Bank hall 238 sqm, Retail 110 sqm, Storage 106 sqm, Residential 148 sqm, Parking (inside) 20 spaces, Other Items 2 sqm. Of the total net area of 1712 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.0 Years	€ 295.825	€ 227.886	€ 3.820.000
ID: 30183 **ZIP: 04177** **Leipzig** **Lindenauer** **Markt13/13a, O** **Sachsen**	The property is located in the city of Leipzig, which shows economic development in contrast to several other Eastern German cities. The microlocation is outside of the city centre but can be described as a sub- center in the suburb Lindenau. There is a large market place in front of the building and the surrounding area is dominated by retail and office buildings. A tram station is just 50 m away, connecting the market place to the Leipzig city centre. The 6-storey building has a historic facade which is in a very good refurbished condition. There are 2 ariels on the front of the building. There are retail units on the ground floor and offices on the upper floors. The total net area comprises: Office 4,023 sqm, Bank hall 203 sqm, Retail 979 sqm, Storage 361 sqm, Residential 1,310 sqm, Parking (inside) 70 spaces. Of the total net area of 6,876 sqm there are 4,731 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.9 Years	€ 212.013	€ 425.863	€ 5.020.000

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27 November 2006

Valuation Report

Estimate of Market Value in accordance with the definition and guidance as agreed by the Royal Institution of Chartered Surveyors of

The Direct Investment Portfolio:
Turret Portfolio (49 Properties), Multiple Locations, Germany

Effective Dates of Appraisal

Valuation Date: ***30 September 2006***

Date of completion of this report: **27 November 2006**

Clients:

The Directors
Eurocastle Investment Limited
Regency Court
Glategny Esplanade
St Peter Port
Guernsey, GY1 1WW

Morgan Stanley & Co International Limited
25 Cabot Square
Canary Wharf
London, E14 4QA

Deutsche Bank AG
Winchester House
Great Winchester Street
London, EC2N 2DB

Goldman Sachs International
Peterborough Court
133 Fleet Street
London, EC4A 2BB

Lehman Brothers International (Europe)
25 Bank Street
London, E14 5LE

Fortress Investment Group LLC
1345 Avenue of the Americas
47th Floor
New York, NY 10105

Prepared by

CB Richard Ellis GmbH ("CBRE")
Feuerbachstrasse 26-32
60325 Frankfurt/Main
Germany

CBRE is a limited company (*Gesellschaft mit beschränkter Haftung*) incorporated under the laws of Germany with registered number 13347. CBRE was incorporated on 3 April 1973 and has its registered office at the address set out above. The telephone number of the registered office is +49 06917 00770. CBRE is not regulated but employs RICS and Hypzert qualified valuers in its valuation department.

Date of Issue

27 November 2006

Signed Copy No:

Ladies and Gentlemen,

VALUATION OF TURRET PORTFOLIO (49 PROPERTIES, MULTIPLE LOCATIONS, GERMANY)

1 Instructions

In accordance with instructions received from Eurocastle Investment Limited (the "Company") on 23 November, we have made relevant enquiries in order to provide our opinion of Market Value for the investment properties as described in the Schedule (each a "Property" and together the "Properties") as at 30 September 2006 (the "Valuation Date") of the freehold (*Eigentum*) and leasehold (*Erbbaurecht*) interests.

This Valuation Report has been prepared for the purpose of inclusion in the prospectus to be published by the Company (the "Prospectus") in connection with the admission of additional shares (Kapitalerhöhung) of the Company to listing on Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities ("Admission").

2 The Properties

The Properties we have valued are listed and briefly described in the Schedule attached to this Valuation Report (the "Schedule"). Each Property identified in the Schedule has been valued individually, and not as part of a portfolio.

The subject portfolio comprises 45 freehold equivalent (*Eigentum*) Properties and 4 leasehold equivalent (*Erbbaurecht*) properties.

3 Basis of Valuation

Our valuations have been carried out in accordance with The Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards (5th Edition), (the "Red Book") and in accordance with the relevant provisions of the current Prospectus Rules. They have been undertaken by External Valuers, as defined in the Red Book.

In accordance with the Financial Service Authority's current Prospectus Rules we have prepared our valuations in accordance with the Red Book on the basis of Market Value, which is defined in the Red Book, as follows:

"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

4 Valuations

On the bases outlined in this Valuation Report, we are of the opinion that the Market Value of each individual freehold property as at 30 September 2006, subject to and with the benefit of the various occupational leases or assumed occupational leases, as summarised in the Schedule, is as stated against that property in the Schedule.

Our valuations are exclusive of any VAT.

The aggregate of the said individual Market Values of the Properties as at 30 September 2006 is €153,940,000 (One Hundred Fifty Three Million Nine Hundred Forty Thousand Euros) made up as follows:

Schedule	Investment Properties	€153,940,000
Total		€153,940,000
Total	Net Rent Receivable	€12,037,118
Total	Estimated Net Rental Value	€11,308,606

5 Special Assumptions

We have made the following Special Assumptions:

1. The information provided to us by Eurocastle Investment Limited and Fortress Investment Group, upon which we have been instructed to rely, is a true and accurate reflection of the tenure, building details, floor areas, and leases in place.
2. At the respective dates of inspection, a number of the Properties were still under construction. For the purposes of the updated valuation we have assumed that all the properties have now been completed (see 1 above).

6 Transaction Costs

No allowances have been made for any expenses of realisation nor for taxation which might arise in the event of a disposal of a Property. Our valuations are, however, net of acquisition costs.

7 Net Annual Rent Receivable

In the Schedule, we set out our estimates of the net annual rent currently receivable reflecting the sum of the contractually agreed rental payments receivable from the Properties as at 30 September 2006. In providing these estimates, we define "Net Annual Rent Receivable" as "the current income or income estimated by the valuer":

(i) ignoring any special receipts or deductions arising from the Property;

(ii) excluding Value Added Tax and before taxation (including tax on profits and any allowances for interest on capital or loans); and

(iii) after making deductions for superior rents (but not for amortisation), and any disbursements including, if appropriate, expenses of managing the Property and allowances to maintain it in a condition to command its rent.

In accordance with German market conventions the Properties are not let on effective full repairing and insuring leases in accordance with UK market conventions and as such the Net Annual Rent receivable does not reflect any appropriate allowance for disbursements.

8 Estimated Net Annual Rent

The Schedule sets out our opinion of the current Estimated Net Annual Rent, which is our opinion of the best rent at which a letting of the Property would have been completed at the Valuation Date assuming:

(a) a willing landlord;

(b) that, prior to the Valuation Date, there had been a reasonable period (having regard to the nature of the Property and the state of the market) for the proper marketing of the interest, for the agreement of the rent and other letting terms and for the completion of the letting;

(c) that the state of the market, levels of values and other circumstances were, on any earlier assumed date of entering into an agreement for lease, the same as on the Valuation Date;

(d) that no account is taken of any additional bid by a prospective tenant with a special interest;

(e) that the length of term and principal conditions assumed to apply to the letting and the other lease terms are not exceptionally onerous or beneficial for a letting of the type and class of Property; and

(f) that both parties to the transaction had acted knowledgeably, prudently and without compulsion.

In the Schedules, we have stated the current Estimated Net Annual Rent, ignoring the present rent passing and any contracted fixed rent increases. In all cases, we have considered the Properties in their current specification and assumed good repair and condition or have made such deductions in respect of necessary maintenance and refurbishment as assumed in the calculation.

9 Assumptions and Sources of Information

Except where we have been informed otherwise or are aware from our investigations, we have made the following assumptions in accordance with our instructions:

We accept as being accurate and complete the information provided to us by the Company, its agents and its legal advisers relating to items such as tenure, tenancies, tenants' improvements, areas and all other relevant matters. We have assumed that the Properties possess good and marketable titles free from any unusual encumbrances, restrictions or obligations.

We have seen legal due diligence reports prepared by the lawyers of Hengeler Mueller, market analyses prepared by GMA GmbH and technical due diligence reports prepared by THProjektmanagement GmbH (THP) for all of the 49 Properties. CBRE has not verified any of these reports and does not accept any liability for the correctness or completeness of their respective findings. However, we have been instructed to rely on information provided by the Company in respect of floor areas, tenancies, current rental income and lease terms.

9.1 Floor Areas

We have not measured the Properties but have relied on floor area information provided to us by the client as being accurate and complete and in accordance with German industry standards.

9.2 Plant and Machinery

Our valuation includes those items usually regarded as forming part of the building and comprising landlord's fixtures, such as boilers, heating, lighting, sprinklers and ventilation systems and lifts but generally excludes process plant, machinery and equipment and those fixtures and fittings normally considered to be the property of the tenant.

Where the property is valued as a fully equipped operational entity our valuation includes trade fixtures and fittings and equipment necessary to generate the turnover and profit and it is assumed that these are owned and not leased.

9.3 Environmental Investigations and Ground Conditions

Unless information to the contrary is brought to our attention, it will be assumed that the subject Properties are not contaminated and that no contaminative or potentially contaminative use is, or has ever been, carried out at the Properties. Unless information to the contrary is brought to our attention, we are not aware of any environmental audit or other environmental investigations or soil surveys which may have been carried out on the Properties and which may draw attention to any contamination or the possibility of any such contamination.

Unless specifically instructed, we will not undertake any investigation into the past or present uses of either the Properties or any adjoining or nearby land parcels, to establish whether there is any potential for contamination from these uses and assume that none exists.

Should it, however, be subsequently established that such contamination exits at any of the Properties or on any adjoining land parcels or that any premises have been or are being put to contaminative use, this may have a detrimental effect on the values reported.

9.4 Inspections

We have recently inspected each of the Properties. The inspections took place between 15 March 2006 and 30 August 2006. The Properties which at the time were under construction were inspected from the public road and the Properties which were completed were inspected briefly and anonymously. We have assumed that no material changes to the properties have taken place in the period since they were last inspected.

9.5 Structural Surveys

CBRE has not carried out any building surveys. The Properties have not been measured as part of CBRE's inspections nor have the services or other installations been tested. All of CBRE's conclusions resulting from the inspections have been based purely on visual investigations without any assertion as to their completeness.

Investigations that might have caused damage to the subject properties or sites have not been carried out. Statements about parts of the structure or materials that are covered or otherwise inaccessible have been based on the information or documents provided or on assumptions. In the case of statements based on assumptions, this would have been expressly mentioned in the Valuation Report.

We have not carried out structural surveys and technical investigations of any defects or damage of the properties, which may exist. We have, however, seen technical due diligence reports, prepared by THProjektmanagement GmbH (THP), for 27 of the Properties. CBRE has not verified these reports and does not accept any liabilities with regards to the correctness or completeness of THP's findings.

9.6 Legal Requirements/Consents and Authorisation for the Use of the Property

Investigations of the compliance of the Properties with legal requirements (including (permanent) planning consent, building permits, acceptance, restrictions, building-, fire-, health- and safety regulations etc.) or with any existing private-law provisions or agreements relating to the existence and use of the site and building have not been carried out.

In preparing our valuations, we have assumed that all necessary consents and authorisations for the use of the Properties and the processes carried out at the Properties are in existence, will continue to subsist and are not subject to any onerous conditions.

9.7 Tenure and Tenancies

We have seen draft legal due diligence reports, prepared by Lawyers Hengeler Mueller, for all of the 49 Properties in the portfolio However, we have been instructed to rely on information provided by the Company in respect of floor areas, tenancies, current rental income and lease terms. In the absence of any information to the contrary we have assumed that:

i) the Properties are freehold (*Eigentum*), with the exception of the leasehold (*Erbbaurecht*) Properties in Seelze (#32), Garbsen (#34), Braunschweig (#38) and Minden (#44);

ii) the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations, with the exception of the leasehold (*Erbbaurecht*) Properties listed at (i) above; and

iii) nothing would be revealed by any local search or replies to usual enquiries of the seller which would materially and adversely affect the respective Market Values of the Properties.

Between March and November 2006 we have received a total number of 7 tenancy schedules dated 6 March, 12 April, 3 July, 18 August, 25 August, 13 October 2006 and 30 October respectively, summarising the lease provisions of each occupational interest.

No account has been taken of any mortgages, debentures or other security which may now or in the future exist over any of the Properties.

9.8 Tenants

No investigations have been carried out concerning either of the status of payments of any contractually agreed rent or ground rent at the date of valuation, or of the creditworthiness of any tenant(s). Unless information to the contrary is brought to our attention, it will be assumed that there are no outstanding rental payments and that there are no reservations concerning the creditworthiness of any of the tenants.

9.9 Taxes, Contributions, Charges

Unless information to the contrary is brought to our attention, it will be assumed that all public taxes, contributions, charges etc. which could have an effect on the valuation will have been levied and paid as at the date of valuation.

9.10 Insurance Policy

Unless information to the contrary is brought to our attention, it will be assumed that the subject Properties are covered by valid insurance policies that are adequate both in terms of the sum assured and the types of potential loss covered.

9.11 Town Planning and Road Proposals

Unless information to the contrary is brought to our attention, it will be assumed that the Properties are not adversely affected by town planning or road proposals.

9.12 Assumptions Regarding the Future

For the purpose of determining the market values of the subject properties, it will be assumed that the existing business will continue (as regards both manner and extent of usage of the subject Properties) for the remainder of the useful life determined for the buildings, or that comparable businesses would be available to take over the use of the subject Properties.

Where there is high voltage electricity supply apparatus in close proximity to the Properties, unless, otherwise stated, we will not take into account any likely effect on future marketability and value due to any change in the public perception of the health implications.

9.13 Pending Litigation, Legal Restrictions (Easements on Real Estate, Rent Regulations etc.)

Unless information to the contrary is brought to our attention, it will be assumed that the Properties are free from any pending litigation, that the real estate is unencumbered and that there are no other legal trestrictions such as easements on real estate, rent regulations, restrictive covenants in leases or other outgoings which would adversely affect values.

10 Publication

Neither the whole nor any part of our report, nor any reference thereto, may be included in any published document, circular or statement, nor published in any way nor disclosed orally to a third party, without our written approval of the form and context of such publication or disclosure. Such approval is required whether or not CB Richard Ellis are referred to by name and whether or not the report is combined with others.

Yours faithfully

ULF BUHLEMANN *FRICS*
DIRECTOR — VALUATION

For and on behalf of
CB RICHARD ELLIS GmbH

STEFAN GUNKEL
ASSOCIATE DIRECTOR

For and on behalf of
CB RICHARD ELLIS GmbH

SCHEDULE OF PROPERTIES

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
1	71546 Aspach-Grossaspach Siemensstrasse 11	Aspach, a small town with a population of 8,176 (2004), is centrally located in the federal state of Baden-Wuerttemberg. It is in the Rems-Murr-Kreis, about 25 km northeast of Stuttgart. The purchasing power index of 112.0 (2004) is well above average. The unemployment rate for the Kreis (administrative area) is 6.3% (2005). The subject property is situated in the district of Grossaspach, in the small commercial area known as "Forstboden". The situation of the subject property provides easy access, although visibility is somewhat limited. There are no other retailers in this location. Other properties nearby are mainly occupied by small and medium-sized commercial firms and artisans, as well as car dealerships and workshops. The property, which was built in 1993, is a single-storey L-shaped building comprising an Edeka supermarket and an ancillary building with storage and staff rooms. The building is a solid construction (probably masonry) with a white rendered façade and a hipped roof with red tiles. The exterior areas are landscaped, with parking spaces towards the road. Also on the site are a drinks stall ("Imbiss Holzkiste") in timber construction and several advertising signs, presumed to be subtenants of Edeka. We understand that the property comprises the following: Plot size: 4,959 sqm Lettable area: 1,110 sqm 80 car parking spaces	Freehold (*Eigentum*) The property is let to: Edeka Aktiv Markt — supermarket — (1,110.00 sqm) for 12 years expiring 1 August 2014. Passing rent is €104,961.60 per annum. Indexation: 1/10/50.	€104,962	€106,560	€1,350,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
2	29699 Bomlitz Walsroder Strasse 42a	Bomlitz, population 7,183, is 70 km southeast of the Hanseatic city of Bremen and about 60 km north of der state capital Hanover, in the federal state of Lower Saxony. The A7 motorway is about 8 km away; the A27 about 11 km. The purchasing power index is 100.2 (2004). The subject property is on the southern edge of the town, in the direction of Waslrode. The adjoining development to the north comprises single-family houses; only in the immediate vicinity of the property are there another *supermarket (Netto)* and a retail carpet warehouse. The town centre is about 600 m away. The subject property is somewhat set back, but is easily visible due to its location on the edge of the town. Access is also good. The subject property is a supermarket with pitched, tiled roof. The façade is brick, the window frames and entrance doors are aluminium. At the time of inspection the exterior facilities were still under construction. Based on the area available it has been assumed that an adequate number of parking spaces would be provided. We understand that the subject property had been fully completed as at the date of valuation. We understand that the property comprises the following: Plot size: 4,623 sqm Lettable area: 1,037 sqm 75 car parking spaces	Freehold (*Eigentum*) The property is let to: Plus — supermarket — (987 sqm) for 15 years expiring 1 April 2021. Passing rent is €108,000.00 per annum. Indexed 5/10/50. Steinecke's — bakery — (42 sqm) for 10 years expiring 1 April 2016. *Passing rent is* €14,000.00 per annum. Stepped rent. From the 4th quarter of 2007 the rent will be €14,400.00 per annum.	€122,400	€112,674	€1,620,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
3	07613 Crossen Lange Wiese 4	The municipality of Crossen, population 6,425 (2004), is situated in the east of the federal state of Thuringia, near to the state border with Saxony-Anhalt. The town is about 70 km east of Erfurt and about 40 km southwest of Leipzig. The nearby *Kreisstadt* (administrative centre) of Eisenberg has a junction on the A 9 (Berlin-Nuremberg) motorway in about 8.5 km. The B7 federal road provides national east-west links. The subject property is situated in a commercial area in the south of the town, on the state road towards Hartmannsdorf. The adjoining property is another supermarket, which is, however, more easily reached from the state road than the subject property. The other development in the surroundings comprises small firms of artisans. There is an industrial firm on the opposite side of the state road. The subject property was built in 1993. The load-bearing construction of the square-shaped sales space is of bonded wood beams, which are supported by a reinforced concrete column in the centre of the area. The masonry external walls are rendered. The pyramidal roof is tiled. At its peak is a glazed roof light. The storage area and staff rooms are in a separate wing of the building. The rendered masonry building has a pitched tiled roof. We understand that the property comprises the following: Plot size: 7,756 sqm Lettable area: 1,145 sqm 73 car parking spaces	Freehold (*Eigentum*) The property is let to: Edeka — supermarket (1,100.00 sqm) for 18 years expiring November 2011. Passing rent is €132,792.00 per annum. Indexed 3/10/60. Martin Zehnter — bakery (45.00 sqm) for 8 years expiring December 2011. Passing rent is 13,197.60 per annum. Indexed 1/0/100.	€145,990	€116,400	€1,630,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
4	96487 Dörfles-Esbach Ziegelei 13-19	Dörfles-Esbach is in the federal state of Bavaria, about 100 km north of Nuremberg. The municipality, population 3,925 (2004), directly adjoins the town of Coburg (population approx. 42,000). The Dörfles-Esbach junction on the new A 73 (Erfurt-Nuremberg) motorway is currently under construction near to the subject property. At present, Coburg has access to the national road network via a number of federal roads. The subject property is situated in the "Ziegelei" commercial area, adjoining a state road on the eastern outskirts of Dörfles-Esbach. Immediately behind the property there is a large factory site. There are further retail properties (Aldi, Reno) adjoining. The subject property comprises three separate one-storey buildings. One of the buildings is a timber — frame construction with masonry walls at the narrow ends. It has a pitched roof with profile steel cladding. The second building is constructed of precast reinforced concrete elements and has a pitched roof clad in sheet metal. There is additional rentable accommodation in a sales pavilion, erected in lightweight construction, on the car park. We understand that the property comprises the following: Plot size: 6,958 sqm Lettable area: 2,754 sqm 99 car parking spaces	Freehold (*Eigentum*) The property is let to: Takko — clothing discounter (705.60 sqm) for 12 years expiring October 2014. Passing rent is €77,901.60 per annum. Indexed 2/10/65. DM — drug store (700.00 sqm) for 12 years expiring November 2014. Passing rent is €77,400.00 per annum. Indexed 4/10/50. Toom — beverage store (750.00 sqm) for 12 years expiring October 2014. Passing rent is €72,935.80 per annum. Indexed 3/10/60. KiK — clothing discounter (549.00 sqm) for 10 years expiring December 2011. Passing rent is €57,012.60 per annum. Indexed 3/10/60. Fuchs — bakery (48.00 sqm) for 10 years expiring September 2015. Passing rent is €9,601.90 per annum. No indexation. Advertisement — for 5 years expiring November 2010. Passing rent is €800.00 per annum. No indexation.	€294,852	€284,603	€3,700,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
5	55606 Kirn Kallenfelser Strasse 14	Kirn, a small town with 14,800 inhabitants (2004), is centrally-located in Rhineland-Palatinate, ca. 60 km north of Kaiserslauten and ca. 60 km east of Trier. Although Kirn is somewhat isolated and not conveniently located for road connections, it is of central importance with regards to the services it provides for the surrounding areas. The purchasing power index is 92.0 (2004): the unemployment rate is 10.5% (2005). The subject property is well developed, with road access and main services, is very well visible and is centrally-located. Kallenfelser Strasse is the main street in the town. The microlocation is well-established as a retail location: directly opposite is a Rewe supermarket, whose product range complements that of the subject property. Additionally, there is a Lidl discounter and an Edeka supermarket (under construction) on Kallenfelser Strasse. The one-storey subject property was built in 2005 and consists of 3 connected sections facing the street, with parking spaces in front of them. The building is a solid construction, (presumably prefabricated reinforced concrete and plastered) and has a gabled roof of slate. Temporary constructions have been set up on the plot (food kiosks, telephone poles etc.). We understand that the property comprises the following: Plot size: 3,952 sqm Lettable area: 1,327 sqm Car parking spaces: 65	Freehold (Eigentum) The property is let to: Rossmann — drugstore — (496.52 sqm) for 10 years expiring 1 June 2015. Passing rent is €51,598.36 per annum. No information on indexation, assumption: 1/10/50. KiK — textile discounter — (412.00 sqm) for 10 years expiring 1 June 2015. Passing rent is €43,408.32 per annum. No information on indexation, assumption: 1/10/50. Alldrink Getränkefachmarkt — beverages — (357.00 sqm) for 10 years expiring 1 June 2015. Passing rent is €26,989.20 per annum. No information on indexation, assumption: 1/10/50. Braun — butchery — (20.00 sqm) expiring 1 January 2012. Passing rent is €17,400.00 per annum. No information on indexation, assumption: 1/10/50. Kohl Brot — bakery — (39.00 sqm) expiring 1 January 2012. Passing rent is €14,161.68 per annum. No information on indexation, assumption: 1/10/50. Kirner — Imbiss — 1 unit, expiring 1 June 2016. Passing rent is €9,816 per annum. No information on indexation, assumption: No indexation. Deutsche Telekom — Telephone pole — 1 unit, expiring 30 September 2010. Passing rent is €240.00 per annum. No indexation.	€163,614	€142,970	€2,120,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
6	72355 Schömberg Am Räßentälebach	Schömberg is a small town with a population of 4,635 (2004), situated in the Zollern-Alb-Kreis in the federal state of Baden-Wurttemberg, about 80 km south of Stuttgart and about 75 km northeast of Freiburg. The purchasing power index is 100.9 (2004), the unemployment rate of the Kreis is *8.1% (2005)*. Das subject property, a Norma discounter, is in the small, relatively new commercial of Eichbühle, on the southern edge of the town. A residential area with single-family houses and apartments adjoins the commercial area. The surroundings are mainly agricultural. The property is accessed directly from a traffic roundabout, which provides good access and visibility from all directions. The situation is the only retail location in Schömberg, immediate neighbours are the competitors Lidl and Edeka. The discount store, which was built in 2003, is a single-storey rectangular building, apparently constructed of prefabricated elements. It has a pitched roof with red tiles. The sides are painted white. The front facade is generously glazed. The gables are clad with corrugated metal sheeting. There is an adequate number of parking spaces on the street side, in front of the property; the exterior is partly surfaced and partly landscaped. There is a bakery shop in the entrance area. We understand that the property comprises the following: Plot size: 5,373 sqm Lettable area: 1,020 sqm 81 car parking spaces	Freehold (Eigentum) The property is let to: Norma — discounter (970.00 sqm) *for 10 years expiring* 5 May 2013. Passing rent is €87,000.00 per annum. Indexed 2/10/50. Bäcker Krachenfels — bakery (50.00 sqm) for 10 years expiring 5 May 2013. Passing rent is €12,000.00 per annum. Indexed 2/10/50.	€99,000	€99,300	€1,250,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
7	31693 Stemmen Hesper Strasse 33	Stemmen is a small rural town of almost 2,176 inhabitants in the federal state Lower Saxony. Stemmen is about 50 km to the west of Hannover and about 60 km northeast of Bielefeld. The purchasing power index is 99.7 (2004). The B65 federal road is about 8 km south of Stemmen, the A2 motorway about 14 km. The subject property is situated on the main road through the town, which branches off as the L 446 after the property. The continuation of Hesper Strasse leads north to Hespe. There is a beverage market adjoining the supermarket. The surrounding development in the village is of single-family houses. Accessibility and visibility are good. The subject property is a supermarket, built in 1999. The building has a brick façade and a pitched, tiled roof. The window frames and entrance doors are in aluminium. The exterior facilities appear to be well-maintained, with adequate parking facilities We understand that the property comprises the following: Plot size: 6,162 sqm Lettable area: 1,050 sqm 101 car parking spaces	Freehold (*Eigentum*) The property is let to: Lidl — supermarket — (1,000 sqm) for 15 years expiring 1 December 2015. Passing rent is €106,800.00 per annum. Indexed 1/10/60. Bakery (50 sqm) for 10 years expiring 1 December 2010. Passing rent is €12,276.00 per annum. Indexed 1/10/100.	€119,076	€114,000	€1,570,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
8	27232 Sulingen Nienburger Strasse 62a	Sulingen, population around 13,000, is 50 km south of Bremen and 80 km northwest of Hanover, in the federal state of Lower Saxony. The unemployment rate is 10.6% (2005). The purchasing power index is 98.3 (2004). The town has road access via the B214 federal road. The distances to the nearest motorways are as follows: A2 75 km, A1 40 km and A7, A27 around 65 km. The subject property is situated in a peripheral location, on the main road into the town from the east. The town centre, which is an extension of Nienburger Strasse, is about 1 km away. The traffic-calmed shopping street has a high density of retailers. In the surroundings of the property are single-family houses, a petrol filling station and a pizzeria. About 400 m to the east is a large commercial area. The property has good visibility and accessibility. The supermarket, which was built in 1999/2000, has a brick façade and a pitched, tiled roof. The window frames and the automatic entrance doors are metal. The exterior facilities appear to be well-maintained, with adequate parking facilities. We understand that the property comprises the following: Plot size: 5,811 sqm Lettable area: 1,000 sqm 104 car parking spaces	Freehold (*Eigentum*) The property is let to: Lidl — supermarket — (1,000 sqm) for 15 years expiring 1 December 2014. Passing rent is €148,400.00 per annum. Indexed 1/10/60.	€148,800	€120,000	€1,850,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
9	26556 Westerholt Dornumer Strasse 10	Westerholt, population approx 2,400, is on the northern edge of the federal state of Lower Saxony. The nearest large towns are Wilhelmshafen, about 50 km to the east, and Oldenburg, about 90 km to the southeast. The A31 motorway is about 34 km away; the B210 federal road about 12 km. The purchasing power index is 81.8 (2004). The subject property is situated in the north of Westerholt, directly on the L 7, which runs north-south through the town. About 500 m to the south the L 7 intersects with the L 6 in the centre of Westerholt. The surrounding development comprises single-family and (horizontally-divided) two-family houses. As the town is the administrative centre of the municipality, a high level of local services has developed. Within about 50 m there are Aldi, Spar, Schlecker, a bakery and a bank, in about 200 m is the HEZ shopping centre with Edeka, Raiffeisenbank, post office and several shops. Within about 300 m are Kik and Plus. Visibility and accessibility are good. The subject property comprises two buildings: The supermarket is in the front part of the site, the Raiffeisenmarkt is set back somewhat. Both buildings are single-storey. The discount store, built in 2003, is solidly constructed with a brick facade and a pitched, tiled roof. The building merchants' is a steel frame building with profile steel cladding. There is adequate parking. We understand that the property comprises the following: Plot size: 4,000 sqm Lettable area: 2,345 sqm 93 car parking spaces	Freehold (*Eigentum*) The property is let to: Lidl — supermarket — (1,145 sqm) for 12 years expiring 1 April 2015. Passing rent is €109,233.00 per annum. Indexed 2/10/60. Raiffeisen — hardware store — (1,200 sqm) for 12 years expiring 1 July 2015. Passing rent is €44,784.00 per annum. Indexed 2/10/60.	€154,017	€181,920	€2,010,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
10	31542 Bad Nenndorf Gehrenbreite 6	Bad Nenndorf, population about 10,200 (2005), is a small town in the federal state of Lower Saxony. The state capital of Hanover is about 25 km to the east. There are good national road connections via the A2 motorway (1 km) and the B65 (0.5 km) and B442 (0.3 km) federal roads. Dortmund, for example, is about 170 km away. The subject property is situated in the south of the "Gehrenbreite" commercial area, in the north of the town, on the main road though the commercial area. In the area there are also Lidl, Hagebau, NP, Spielcenter, sport park, small and medium-sized commercial firms and a hotel. The property adjoins a discount store. Visibility is fairly good; accessibility via the B442 is good, although this is a peripheral location in a commercial area. The subject property was built in 2002. The single-storey building houses a fashion store and a beverage shop. The property, which has two separate entrances, has a rendered façade and a pitched, tiled roof. The window and door frames are aluminium. The exterior facilities and the adequately sized (free) car park appear to be well maintained. We understand that the property comprises the following: Plot size: 3,400 sqm Lettable area: 916 sqm 40 car parking spaces	Freehold (*Eigentum*) The property is let to: HOL'AB — beverage — (516 sqm) for 10 years expiring 1 February 2013. Passing rent is €51,393.60 per annum. Indexed 1/10/60. KiK — clothing discounter (400 sqm) for 10 years expiring 1 February 2013. Passing rent is €40,320.00 per annum. Indexed 1/10/60.	€91,714	€87,936	€1,160,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
11	38106 Braunschweig Bültenweg 39	Brunswick (Braunschweig) is a city in northern Germany, in the southeast of the federal state of Lower Saxony. With a population of about 245,000 it is the second-largest city (after Hanover) and one of the *Oberzentren* (higher-order centres) in Lower Saxony. Brunswick is about 67 km to the east of Hanover and about 37 km south of Wolfsburg. It has direct access to the A39, A392 and A395 motorways and to the B1 and B4 federal roads. The unemployment rate in Brunswick is 12.0 % (2005). The index of purchasing power was 107.2 in 2004. The subject property is in an inner-city location, directly to the north of the northern inner city ring, which (federal roads B1 and B248). This is a very busy inner-city connecting road, which is the extension of the B248 to the north. Opposite the property is a petrol filling station. The surrounding development comprises both commercial estates and apartment buildings. The visibility of the property is fairly good, the accessibility is good. The single-storey supermarket was built in 1997. The solidly-constructed building has a pitched, tiled roof and brick façade. The window and door frames are aluminium There is adequate parking. We understand that the property comprises the following: Plot size: 4,747 sqm Lettable area: 1,040 sqm 96 car parking spaces	Freehold (*Eigentum*) The property is let to: Lidl — supermarket — (1,000 sqm) for 15 years expiring 20 November 2012. Passing rent is €148,800.00 per annum. Indexed 1/10/60. Bakery (40 sqm) for 15 years expiring 1 November 2012. Passing rent is €19,020.00 per annum. Indexed 1/10/70.	€167,820	€146,400	€2,080,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
12	97702 Münnerstadt Im Roth 12	Münnerstadt is in northwest Bavaria, about 55 km north of Würzburg. The town has a population of 8,198 (2004). The Münnerstadt junction gives access to the A71 (Erfurt-Schweinfurt) motorway. The A3 (Nuremberg-Frankfurt) motorway is about 22 km away via federal roads. The subject property is in a small, partly newly released commercial area outside existing development. The commercial area is on a plateau above the town and on foot can only be reached by a steep path. At the moment the adjoining development comprises only a textile factory and an artisan firm. The subject property comprises two separate one-storey buildings. Both were constructed in 2000, of reinforced concrete and masonry. The exterior walls are rendered and clad with sheet metal in the gable area. The pitched roofs are tiled. We understand that the property comprises the following: Plot size: 16,595 sqm Lettable area: 1,896 sqm 114 car parking spaces	Freehold (*Eigentum*) The property is let to: Lidl GmbH & Co. KG — supermarket (900.00 sqm) for 15 years expiring July 2015. Passing rent is €110,439.00 per annum. Indexed 3/10/60. KiK Textilien und Non-Food GmbH — clothing discounter (450.00 sqm) for 10 years expiring July 2010. Passing rent is €43,698.60 per annum. Indexed 1/5/60. Fristo Getränkemarkt GmbH & Co. KG — beverage store (350.00 sqm) for 10 years expiring October 2010. Passing rent is €27,000.00 per annum. Indexed 3/10/60. Firma Anton Schlecker — drug store (198.00 sqm) for 10 years expiring November 2010. Passing rent is €14,111.60 per annum. 5/10/50.	€195,249	€182,016	€2,430,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
13	39576 Stendal Dr.-Kurt-Schumacher-Str.	Stendal, population 37,700 (2004), is in the northernmost corner of the federal state of Saxony-Anhalt, about 50 km to the north of Magdeburg and about 90 km west of Berlin, on the B188 federal road. The region around Stendal is weak economically; the index of purchasing power is 70.5 (2004), the unemployment rate is around 24% (2005) and the population has a falling trend. The property is situated in a *Plattenbau* (slab construction) estate to the west of the town centre of Stendal. The surrounding development comprises five- to 11-storey slab-construction apartments, which are mainly unrefurbished. Nearby properties include an employment office, tax office, land registry, doctor's surgery and school, as well as the "Altmark Forum" shopping centre. As the property is situated on a fairly busy road, accessibility and visibility can be assessed as good. The property, which was built in 2006, comprises a single-storey supermarket with adjoining fashion discounter. The building is solidly constructed. It has a brick facade and a pitched roof. The window frames and the entrance doors are metal. At the date of inspection, the building and the exterior facilities were not completed. We understand and have assumed that the subject property would be fully completed by the date of valuation. It has been assumed that there will be an adequate number of parking spaces. We understand that the property comprises the following: Plot size: 5,760 sqm Lettable area: 1,555 sqm 89 car parking spaces	Freehold (*Eigentum*) The property is let to: Plus — supermarket — (1,035 sqm) for 15 years, expiring 1 April 2021. Passing rent is €113,394.60 per annum. Indexed 4/10/60. Kik — clothing discounter — (472 sqm) for 10 years, expiring 1 April 2016. Passing rent is €45,255.36 per annum. Indexed 3/10/60. Kerkow — bakery — (48 sqm) for 7 years, expiring 1 April 2013. Passing rent is €13,800.96 per annum. Indexed 1/10/100.	€172,451	€156,192	€2,250,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
14	95349 Thurnau Berndorfer Strasse 18	The municipality of Thurnau, population 4,510 (2004) is in the federal state of Bavaria, about 70 km north of Nuremberg. Thurnau is directly on the A70 (Bayreuth-Schweinfurt) motorway. The subject property is on the southern outskirts of Thurnau, on a state road leading to the Thurnau-West motorway junction. Development in the surroundings is mainly of small apartment buildings There are a few commercial properties along Berndorfer Strasse. The subject property, on one storey, was built in 2002. As well as the sales area it also includes two surgeries. The section of the building housing the doctors' surgeries directly abuts the building on the adjoining site. The property was built in masonry. On the street side the façade is rendered, the other external walls are painted white. The pitched roof and the gable walls are clad in steel sheet panels. *We understand that the property comprises the following:* Plot size: 5,522 sqm Lettable area: 1,274 sqm 82 car parking spaces	Freehold (*Eigentum*) The property is let to: Netto — supermarket (1,037.00 sqm) for 15 years expiring June 2017. Passing rent is €107,889.50 per annum. Indexed 1/10/60. Doctor Leclerc — surgery (120.00 sqm) for 14 years expiring August 2016. Passing rent is €8,884.80 per annum. Indexed 1/10/100. Rental Guarantee for surgery (117.00 sqm) for 8 years expiring May 2014. Passing income is €10,530.00 per annum. Indexed 3/10/65.	€127,304	€116,616	€1,640,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
15	66787 Wadgassen Wendelstrasse 81	Wadgassen is a district of Völklingen. Völklingen lies in Saarland, ca. 15 km west of Saarbrücken and only ca. 20 km away from the French border. Völklingen is a medium-sized town with 42,400 inhabitants (2003). The purchasing power index is only 88.3 (2004). The subject property is in a relatively poorly-travelled location at a through-road (Wendelstrasse) on the edge of Wadgassen. It is situated on a slope and is set back from the road on the edge of a residential area. The homes in the area are exclusively single-residence homes or apartment blocks. Accessibility and visibility are deemed to be average. The subject property (a shopping centre) was built in 1996 and comprises three two-storey building sections, connected to each other at the front through the one-storey building located at the rear. On the ground floor there are retail units and on the upper floor, office units. The buildings are obviously prefabricated units of reinforced concrete. They have rotunda roofs or flat roofs and the facades are plastered, with continous windows in the entrance areas. At the rear there is a large delivery zone, which can accommodate heavy lorries. The centre is surrounded by a large paved parking area with greenery. We understand that the property comprises the following: Plot size: 18,282 sqm Lettable area: 4,945 sqm Car parking spaces: 240	Freehold (Eigentum) The property is let to: Distributa group — Accord supermarket — (1,800.00 sqm) for 15 years expiring 1 June 2011. Passing rent is €222,718.00 per annum. Indexed 1/10/50. Distributa group — Accord beverage store — (852.00 sqm) for 15 years expiring 1 June 2011. Passing rent is €49,084.08 per annum. Indexed 1/10/50. Kik — KiK textile discounter — (750.00 sqm) for 10 years expiring 1 September 2008. Passing rent is €49,590.00 per annum. Indexed 1/10/60. Super Star Videothek — video store — (421.00 sqm) for 15 years expiring 30 June 2011. Passing rent is €41,333.88 per annum. Indexed 1/10/100. Unknown tenant — retail unit — (166.00 sqm) for 10 years expiring 31 March 2016. Passing rent is €21,000.00 per annum. Indexed 1/10/100. Dentist Matheus — practice — (150.00 sqm) for 15 years expiring 1 June 2011. Passing rent is €19,557.24 per annum. Indexed 1/10/100. Tax advisor — office — (260.00 sqm) for 10 years expiring 1 January 2010. Passing rent is €18,406.44 per annum. Indexed 1/10/70. Romey Baustoffwerke GmbH — office — (300.00 sqm) expiring 1 November 2006. Passing rent is €16,872.60 per annum. Indexed 1/10/60.	€463,386	€439,320	€5,600,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
			Hairdresser Ulrich — shop — (143.00 sqm) for 10 years expiring 1 August 2008. Passing rent is €16,742.04 per annum. Indexed 1/10/100. Unknown tenant — office — (102.00 sqm) for 10 years expiring 31 March 2016. Passing rent is €4,800.00 per annum. Indexed *1/10/100.* Postbank — ATM machine — for 5 years expiring 15 March 2011. Passing rent is €3,236.16 per annum. No indexation.			
16	29339 Wathlingen Nienhagener Strasse 1	Wathlingen, population just over 6,000 (2004) is directly on the L 311 state road, in the federal state of Lower Saxony, 30 km to the east of Hanover. The A37 motorway is about 20 km away. The purchasing power index is 93.1 (2004). The subject property is situated on the very busy east-west main road through the town. In the immediate surroundings there are small commercial properties. There is a beverage store about 200 m away. The wider surroundings include terraces of single-family and (horizontally-divided) two-family houses as well as a few apartment buildings. The visibility and accessibility of the supermarket are good. The Lidl store, which was built in 2003, has a rendered façade and a pitched, tiled roof. The window and door frames are aluminium. The exterior facilities appear to be well-maintained, with adequate parking facilities. We understand that the property comprises the following: Plot size: 5,500 sqm Lettable area: 1,139 sqm 99 car parking spaces	Freehold (*Eigentum*) The property is let to: Lidl — supermarket — (1,092 sqm) for 15 years expiring 10 July 2018. Passing rent is €132,481.44 per annum. Indexed 1/10/60. Bakery (46.70 sqm) for 10 years expiring 10 July 2013. Passing rent is €13,800.00 per annum. Indexed 1/10/70.	€146,281	€129,144	€1,950,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
17	26382 Wilhelms-haven Borsenstrasse 119	Wilhelmshaven, population 83,552, is a town in northern Germany. It is the largest *Mittelstadt* (middle-sized town) and one of the Oberzentren (higher-order centres) in the Federal state of Lower Saxony. The town adjoins the North Sea to the east and south. The unemployment rate is 12.3% (July 2006). The index of purchasing power is 92.5 (2004). The nearest large towns are Bremen (about 90 km to the south) and Bremerhaven (about 60 km to the east). Wilhelmshaven has direct access from the B210 federal road. The distance to the A29 motorway is about 6 km. The subject property is directly to the west of the town centre of Wilhelmshaven and south of the "Hansaviertel". Börsenstrasse leads to the pedestrianised zone of Wilhelmshaven just under 1 km to the east. The surrounding developments are unattractive, in the immediate vicinity there are a school and a church. Despite the proximity to the town centre this is a side street: access and visibility are only fairly good. The subject property was built in 2003. It is a single-storey supermarket with brick facades and a pitched, tiled roof. The window frames and the automatic entrance doors are aluminium. There is an adequate number of parking spaces in front and at the side of the building. We understand that the property comprises the following: Plot size: 4,676 sqm Lettable area: 930 sqm 68 car parking spaces	Freehold (*Eigentum*) The property is let to: Plus — supermarket — (930 sqm) for 15 years expiring 1 August 2018. Passing rent is €120,528.00 per annum. Indexed 3/10/60.	€120,528	€111,600	€1,620,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
18	19246 Zarrentin Möllnsche Strasse 20-24	Zarrentin am Schaalsee is a small town, with a population of about 3,230, in the Landkreis (rural administrative district) of Ludwigslust in western Mecklenburg-Western Pomerania, on the state boundary with Schleswig-Holstein. The index of purchasing power was 82.7 in 2004. The unemployment rate in the Kreis Ludwigslust was 13.4% in August 2006. Zarrentin is about 65 km east of Hamburg and approx. 45 km to the west of Schwerin. The town has direct access to the B195 federal road and is only 7 km from the A24 motorway. The subject property is in the town of Zarrentin, on the western outskirts. The immediate surroundings are dominated by newly-constructed terraced houses and apartment buildings from the post-reunification period. On the other side of Möllnschen Strasse there are block-constructed buildings from the GDR period. To the west there is agricultural land. Möllnsche Strasse is a quiet urban connecting road. The subject property apparently serves to provide the inhabitants of Zarrentin and the surrounding villages with local shopping facilities, with its tenant mix of supermarket, clothing discounter, post office, tanning studio and bakery. The visibility of the property from the road is good. According to the documentation provided, the property was built in 1993. It comprises three interconnected single-storey buildings, without basements. The property is completely in brickwork, with a pyramidal roof covered in cement tiles. The hall areas above KIK and the supermarket have flat roofs. The property has extensive display windows facing the car park. There is a large car park between the access road and the property; deliveries are made to the western side. Zarrentin is a mainly rural municipality. We understand that the property comprises the following: Plot size: 7,901 sqm Lettable area: 1,647 sqm 152 car parking spaces	Freehold (Eigentum) The property is let to: REWE — supermarket — (833 sqm) for 15 years expiring 14 June 2011. Passing rent is €82,829.28 per annum. Indexed 2/10/60. KIK — textile discounter — (422.48 sqm) for 8 years expiring 1 January 2010. Passing rent is €43,387.44 per annum. Indexed 1/10/50. Bakery (82 sqm) for 10 years expiring 11 November 2011. Passing rent is €15,093.36 per annum. Indexed 1/10/100. Tanning Studio (113 sqm) for 7 years expiring 14 June 2011. Passing rent is €11,880.00 per annum. Indexed 1/5/100. Flower Shop (113 sqm) for 7 years expiring 1 March 2009. Passing rent is €11,820.00 per annum. Indexed 1/5/100. Post office (78 sqm) for 5 years expiring 1 November 2010. Passing rent is €8,256.00 per annum. Indexed 1/5/100.	€166,168	€168,612	€1,910,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
19	59269 Beckum Neubeckumer Strasse 57	Beckum, a medium-sized town with 37,900 inhabitants (2004), is located in North Rhine-Westphalia, ca. 45 km north-east of Dortmund and ca. 50 km south-west of Bielefeld. The purchasing power index here is 100.8. The subject property is situated in a mixed-use area and is surrounded by numerous businesses: car dealerships, a petrol station, car repair garages, McDonald's etc. This location on a busy arterial road (Neubeckumer Str.) guarantees high footfall. The subject property is accessed via a sidestreet. Visibility and accessibility are nevertheless good. The Plus discounter which was built in 2003 is a solid one-storey construction, with a pitched roof covered with dark tiles. The facade is clad in red brick or corrugated metal siding. There are sufficient parking spaces in front of the object on the street side; the grounds are paved, partly with greenery. There is a bakery in the entrance area. We understand that the property comprises the following: Plot size: 8,666 sqm Lettable area: 981 sqm Car parking areas: 85	Freehold (Eigentum) The property is let to: Plus Warenhandels GmbH — discounter — (931.00 sqm) for 13 years expiring 1 October 2016. Passing rent is €120,139.20 per annum. Indexed 1/10/60. Bakery — (50.00 sqm) expiring 15 March 2011. Passing rent is €9,600.00 per annum. Indexed 1/10/60.	€129,739	€126,720	€1,740,000
20	31167 Bockenem Jägerhausstrasse 3	Bockenem, population 11,349, is situated in the federal state of Lower Saxony and is part of the *Landkreis* (rural administrative district) of Hildesheim. The town is directly on the A7 motorway and the B243 federal road. Hanover (to the north) and Brunswick (Braunschweig — to the northeast) are each only 50 km from Bockenem. The purchasing power index is 99.9 (2004). The subject property is about 600 m northeast of the town centre, on the road leading north-eastwards out of the town. The direct surroundings are residential; there is a cemetery on the other side of the road. Visibility and accessibility can be assessed as fairly good. The single-storey supermarket was built in 2002. The solidly-constructed building has a pitched, tiled roof and brick façade. The window and door frames are aluminium The exterior facilities appear to be well-maintained, with adequate parking facilities. We understand that the property comprises the following: Plot size: 3,922 sqm Lettable area: 853 sqm 63 car parking spaces	Freehold (*Eigentum*) The property is let to: Plus — supermarket — (821.08 sqm) for 12 years expiring 1 August 2014. Passing rent is €93,011.94 per annum. Indexed 1/10/50. Bakery (32.04 sqm) for 12 years expiring 1 April 2014. Passing rent is €13,187.66 per annum. Indexed 1/10/50.	€106,200	€98,289	€1,360,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
21	41366 Schwalmtal-*Waldniel* Roermonder Strasse 3-7	Schwalmtal-Waldniel is a small town with 19,279 *inhabitants* (2005), located in the most westerly section of North-Rhine Westphalia. Schwalmtal-Waldniel only lies ca. 15 km from the Dutch border. The popular Dutch shopping towns of Roermond and Venlo are each only ca. 20 km away. The Rhineland metropolises — Düsseldorf (ca. 40 km away) and Cologne (*ca. 80 km away) — can be comfortably reached* by car. The A52 (ca. 1 km away) and the A61 (ca. 8 km away) motorways provide easy access to other cities nationwide. Similarly, the international airport in Düsseldorf (ca. 40 km away) can be reached quickly. The subject property is located directly at the entrance to the town. A *residential area begins immediately behind the* property. We assume that Schwalmtal-Waldniel is a popular residential location for commuters. The subject property offers the only local shops for supplies in the surrounding area. The subject property consists of two connected but visually different building sections. They were built between *1995* and 1999. Building 1 is a steel frame construction.The façade of the two-storey building is glazed on the side facing the street and of metal elements at the rear. The roof is flat. Building 2 is a one-storey, solid construction, with a pitched roof and a brick façade. The property consists of the following areas: Plot size: 5,420 sqm Lettable area: 2,470 sqm Car parking spaces: 115	Freehold (Eigentum) The property is let to: Lidl — supermarket (882 sqm) for 15 years expiring 31 December 2011. Passing rent is 133,887.60 EUR per annum. Indexed 0/10/50. Esser — butchery (90 sqm) for 15 years expiring 1 May 2016. Passing rent is 12,582.00 EUR per annum. Indexed 0/10/50. Stinges — bakery (130 sqm) for *10 years expiring* 1 May 2011. Passing rent is 19,936.80 EUR per annum. Indexed 0/10/50. Ballet school and tanning studio — (268 sqm) for 15 years expiring 1 April 2016. Passing rent is *25,020.50* EUR. *Indexed 0/10/50.* I+B — storage (350 sqm) for 10 years expiring 1 April 2011. Passing rent is 12,012 EUR. Indexed 0/10/50. Mäurers — beverages store (750 sqm) for 15 years expiring 1 May 2016. Passing rent is 55,260 EUR. Indexed 0/10/50.	€258.699	€235.116	€3,200,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
22	29225 Celle Fuhrberger Strasse 139	Celle, population approx 72,000, is situated in the federal state of Lower Saxony. Die town is about 40 km northeast of Hanover, 60 km northwest of Brunswick (Braunschweig) and 120 km south of Hamburg. Celle has direct access from the B3, B214 and B191federal roads. The distance to the A7 motorway is about 23 km. The index of purchasing power was 99.2 in 2004. The unemployment rate was 12.3% in 2005. The subject property is situated in the district of Neustadt/Heese, in a peripheral location. Fuhrenberger Strasse is a main road leading to the west and to the A7 motorway. The subject property is on a major traffic-light controlled junction, there are no other local shops in the immediate surroundings apart from the nearby Lidl store. To the northeast of the property there is residential property (terraces of single-family houses and apartment buildings); to the south there is a cemetery. The property has good visibility and accessibility. The single-storey beverage market was built in 2001, in solid construction with a pitched, tiled roof. The façade is rendered; the window frames and entrance doors are aluminium. The exterior facilities appear to be well-maintained, with adequate parking facilities. We understand that the property comprises the following: Plot size: 1,956 sqm Lettable area: 500 sqm 29 car parking spaces	Freehold (Eigentum) The property is let to: HOL'AB — beverage — (500 sqm) for 10 years expiring 1 July 2011. Passing rent is €49,080.00 per annum. Indexed 1/10/60.	€49,080	€48,000	€540,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
23	37339 Leinefelde/Worbis Nordhäuser Strasse 30-34	Leinefelde, population about 17,700, is a medium-sized town on the edge of the Harz mountains, in northern Saxony-Anhalt. The town is relatively remote, about 60 km to the west of Kassel and 110 km southwest of Magdeburg. With sharp falls in population in the last few years, a purchasing power index of only 68.7 (2004) and an unemployment rate of over 20%, Leinefelde is in one of the "problem" regions of eastern Germany. Despite that, the town has an important function in supplying the rural region. The subject property is in the district of Leinefelde-Worbis. This is characterised by apartment development of medium quality. An abandoned industrial site in the "Unterlache" commercial area is currently being developed. The neighbourhood consists of residential buildings, a petrol station and a few specialised shops. The location appears good, with a lot of competition, however: Worbis has two other retail centres: one is in the centre of the village with several small specialised stores and a Rewe supermarket with a beverage store. The other is a small shopping centre, with an Aldi, a Raiffeisen DIY Store and several smaller specialised stores, which is located 500m south of Nordhäuser Strasse. At the time of our inspection, construction of the subject property (Kondi supermarket) had not yet started. We have however assumed that the subject property would have been completed by September 2006. Details of the structure and design are not known. We understand that the property comprises the following: Plot size: 6,381 sqm Lettable area: 1,000 sqm 89 car parking spaces	Freehold (*Eigentum*) The property is let to: Edeka Nordbayern — "Kondi" supermarket (1,000.00 sqm) for 14 years expiring 1 June 2020. Passing rent is €100,800.00 per annum. Indexed 3/10/65.	€100,800	€96,000	€1,350,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
24	19246 Zarrentin Hauptstrasse 6/8	Zarrentin am Schaalsee is a small town, with a population of about 3,230, in the Landkreis (rural administrative area) of Ludwigslust in western Mecklenburg-Western Pomerania, on the state boundary with Schleswig-Holstein. The index of purchasing power was 82.7 in 2004. The unemployment rate in the Kreis Ludwigslust was 13.4% in August 2006. Zarrentin is about 65 km east of Hamburg and approx. 45 km to the west of Schwerin. The town has direct access to the B 195 federal road and is only 7 km from the A24 motorway. Zarrentin is a mainly rural municipality. The surroundings are dominated by 2- and 3-storey farm and "bourgeois" houses, mainly built of brick. Although the main street is the B195 federal road, it carries little traffic. The subject property apparently provides local shopping for the population of Zarrentin; since another shopping centre was opened (in Möllnsche Strasse, Zarentin) its wider function outside the town has certainly been reduced. The visibility of the property is poor, because of its somewhat set — back position and the effect of a similar, if considerably smaller, retail building at the side of the access road. According to the documentation provided, the property was built in 2003. It comprises one single-storey building, with no basement. The property is brick-built, clad with profile steel at eaves height, under a monopitch roof. The supermarket has hardly any windows, although there is generous glazing in the entrance area. The car park appears to be shared with the neighbouring retail building. To the side there is a generously-sized delivery area, which can be accessed by heavy trucks. We understand that the property comprises the following: Plot size: 5,768 sqm Lettable area: 1,585 sqm 90 car parking spaces	Freehold (Eigentum) The property is let to: REWE — supermarket — (1,585 sqm) for 15 years expiring 1 February 2018. Passing rent is €183,972.00 per annum. Indexed 1/10/60.	€183,976	€152,160	€2,340,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
25	31073 Delligsen Dr. Jasper Strasse 12	Delligsen is part of the *Landkreis* (rural administrative district) of Holzminden and is in the federal state of Lower Saxony, about 55 km south of Hanover and roughly 110 km north of Kassel. The town has a population of almost 9,000. Delligsen has direct access from the B3 federal road. The distance to the A7 motorway is about 30 km. The index of purchasing power was 101.7 in 2004. The unemployment rate in the Kreis Holzminden was 12.2% in August 2006. The subject property is situated in Dr.-Jasper-Strasse, which branches from the B3 federal road, which runs to the east of the town, towards the west. It is the main east-west road through the town. The subject property is about 1.5 km to the east of the town centre. In the immediate surroundings of the property there are an Aldi, Netto, a beverage market, a petrol filling station, an amusement arcade, a furniture store and a commercial firm. The property has fairly good visibility and accessibility. The single-storey building houses a supermarket (REWE) and a fashion discounter (KiK). Other tenants include a snack bar in the property and a tobacconist and baker in the area in front of the checkouts. The single-storey building was built in 1998. The pitched roofs are tiled. The facade is faced with brick in the front sections and rendered in the rear section. The window frames are PVC and metal; the entrance doors have metal frames. The exterior facilities appear to be well-maintained, with adequate parking facilities. We understand that the property comprises the following: Plot size: 8,243 sqm Lettable area: 2,942 sqm 150 car parking spaces	Freehold (*Eigentum*) The property is let to: REWE — supermarket — (2,422 sqm) for 15 years expiring 1 April 2021. Passing rent is €210,000 per annum. Indexed 1/10/50. KiK — clothing discounter — (520 sqm) for 10 years expiring 1 April 2016. Passing rent is €45,115.20 per annum. Indexed 1/10/50.	€255,115	€264,780	€3,400,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
26	99817 Eisenach Kupferhammer 39	Eisenach is a middle-order centre with a population of 44,300 (2004) in eastern Thuringia. It has good road access, being on the A4 motorway, about 45 km to the west of Erfurt. The town is well-known for its historic centre and the Wartburg. The purchasing power index is 82.1 (2004), the unemployment rate is 16.2% (2005), a relatively moderate level for eastern Germany. The subject property is in a town-centre location. It has good access, being not far from Mühlhauser Strasse, one of the main streets leading to the major power trader center. It is not an established retail location; the neighbourhood is mixed-use, with mainly old multi-storey residential buildings of moderate quality, as well as a car repair/motorcycle dealer. The premises are almost new, highly visible and well suited to use as a supermarket. The property, built in 2005, appears to be of solid construction (probably masonry) with pitched roof, covered in dark tiles. The façade is rendered and painted, in the typical "Plus" corporate design. The condition of the property appears to be "as new". The exterior areas are surfaced, with good parking facilities We understand that the property comprises the following: Plot size: 6,703 sqm Lettable area: 1,083 sqm 76 car parking spaces	Freehold (*Eigentum*) The property is let to: Plus — discounter (931.00 sqm) for 13 years expiring 1 June 2018. Passing rent is €110,602.80 per annum. Indexed 1/10/50. Grocery (97.00 sqm) for 5 years expiring 1 June 2010. Passing rent is €19,194.36 per annum. Indexed 1/10/60. Bakery (55.00 sqm) for 5 years expiring 1 June 2010. Passing rent is €16,797.00 per annum. Indexed 1/10/60.	€146,594	€145,680	€2,000,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
27	74582 Gerabronn Haller Strasse 11	Gerabronn, a small town with 4,495 inhabitants (2004), is located close to the A6 motorway, ca. 50 km east of Heilbronn and ca. 95 km west of Nuremberg. The purchasing power index in this predominantly rural area is, at 87.5% (2004) rather low; the unemployment rate within the local government district is 6% (2005). Despite its size Gerabronn fulfills a certain function as services provider for the neighbouring areas. The subject property is situated at the entrance of Gerabronn, directly on a main road. Accessibility and visibility are good. The only competition in the town is provided by a Penny-Markt (supermarket). There is a petrol station in the surrounding area, but otherwise, the area has exclusively single-family residences and apartment blocks. The Edeka-Supermarkt, which was built in 1999, is a one-storey solid construction (masonry) with a gabled roof of red clay brick. The façade is plastered in white or corrugated metal siding. On the street side in front of the property there are sufficient parking spaces; the grounds are paved, partly with greenery. We understand that the property comprises the following: Plot size: 4,659 sqm Lettable area: 1,534 sqm Car parking spaces: 80	Freehold (Eigentum) The property is let to: Edeka group — supermarket — (1,534.00 sqm) for 15 years expiring 1 August 2014. Passing rent is €137,139.60 per annum. Indexed *1/10/60.*	€137,140	€138,060	€1,740,000
28	95336 Mainleus Tiefe Acker 3	Mainleus, population 6,852, is about 80 km north of Nuremberg in the federal state of Bavaria. The municipality is on the B 289 federal road. The nearest motorway is the A70 (Bayreuth-Schweinfurt) about 13 km away. The subject property is located in a newly released commercial area slightly outside Mainleus. It has good access, on the approach to the local bypass road. All the adjoining sites have been developed with retail properties (Aldi, Netto). There is a small residential estate next to the commercial area. The subject property, which is L-shaped and on one storey, was built in 2003. It is built of masonry with rendered exterior walls. The pitched roof is tiled. The gable walls are clad in sheet steel panels. We understand that the property comprises the following: Plot size: 3,245 sqm Lettable area: 1,275 sqm 29 car parking spaces	Freehold (*Eigentum*) The property is let to: Pfennigpfeifer — discount shop (996.00 sqm) for 10 years expiring August 2013. Passing rent is €95,974.60 per annum. Indexed 1/10/70. Markgrafen — beverage store (279.00 sqm) for 12 years expiring June 2015. Passing rent is €26,549.60 per annum. Indexed 1/10/65.	€122,524	€122,400	€1,540,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
29	95339 Neuenmarkt Auf der Höh 1	Neuenmarkt is a small town of 5,268 inhabitants (2004) located approximately 100 km to the northeast of Nuremberg and ca. 20 km to the north of Bayreuth in the Franconia region of Bavaria. Neuenmarkt is situated approximately 10 km north of junction 39 of the A9 motorway, just off the B303. It is famous as the location of the German steam railway museum. The property is situated in an edge of town location at the junction of Wirsberger Strasse and Aus der Höh. Adjacent to the property is a Norma supermarket, and a REWE supermarket is situated approximately 1 km away. Behind the property there is a small commercial property. There is a reasonable residential catchment in the locality of the property. The single-storey building is constructed of reinforced concrete and masonry. It was built in 2003. The external walls are rendered. The gable walls have profile steel cladding and the pitched roof is tiled. We understand that the property comprises the following: Plot size: 5,830 sqm Lettable area: 1,305 sqm 102 car parking spaces	Freehold (*Eigentum*) The property is let to: Edeka — supermarket (1,305.00 sqm) for 15 years expiring July 2018. Passing rent is €127,608.00 per annum. Indexed 2/10/65.	€127,608	€125,280	€1,700,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
30	90441 Nürnberg Schweinauer Hauptstrasse 56	Nuremberg, population 499,237 (2005), is the second-largest city in Bavaria. It is situated about 166 km from Munich and 224 km from Frankfurt am Main. Nuremberg is a major route centre for both road and rail traffic. The A3, A6, A9 and A73 motorways provide excellent connections to the city. There are ICE (high-speed train) connections to destinations including Munich, Frankfurt and Berlin. Nuremberg airport has national and international flights. The subject property is situated in the district of Nuremberg-Schweinau, about 3.5 km southwest of the city centre. It has good road connections, being near to the intersection of Schweinauer Hauptstrasse with the B4R (ring road). The subject property is set back from the street, in a rear position. Development in the surroundings is mixed in character. Along Schweinauer Hauptstrasse there are both older, small, detached commercial properties and perimeter block apartment developments. Behind the property there is a large, currently derelict area. The single-storey building is constructed of reinforced concrete elements and masonry. It was built in 2003. The exterior walls are rendered and clad with corrugated metal sheeting in the gable area. The pitched roofs are also covered with corrugated metal sheeting. We understand that the property comprises the following: Plot size: 3,410 sqm Lettable area: 1,272 sqm 49 car parking spaces	Freehold (*Eigentum*) The property is let to: Norma — supermarket and beverage store (1,272.00 sqm) for 10 years, expiring June 2013. Passing rent is €212,932.80 per annum. Indexed 1/10/65.	€212,933	€183,168	€2,730,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
31	91220 Schnaittach Festungsstrasse 22	The municipality of Schnaittach, population 8,219 (2004), is about 25 km northeast of Nuremberg. The town has very good transport connections, being situated directly on the A9 (Nuremberg-Berlin) motorway. From the Nuremberg area there are national transport connections in all directions. The subject property is at the foot of the town centre, which is on a rise above the property. There are pedestrian links to other shops in the town centre. The immediately adjoining development in the historic centre is of residential properties. There is a restaurant in the neighbouring property. In the east, the property is bounded by the course of a river and the ring road. The single-storey building is constructed of reinforced concrete and masonry. It was built in 2001. The exterior walls are rendered and clad with sheet steel panels in the gable area. The pitched roofs are tiled. We understand that the property comprises the following: Plot size: 4,372 sqm Lettable area: 1,591 sqm 62 car parking spaces	Freehold (*Eigentum*) The property is let to: Netto — supermarket (1,212.10 sqm) for 15 years expiring October 2016. Passing rent is €130,183.80 per annum. Indexed 1/10/60. NKD — clothing discount (378.50 sqm) for 15 years expiring October 2016. Passing rent is €31,290.20 per annum. Indexed 1/10/60.	€161,474	€152,697	€2,110,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
32	30926 Seelze Hannoversche Strasse 81a	The town of Seelze directly adjoins the west of Hanover, the capital of the federal state of Lower Saxony. The town comprises eleven districts and has a population of about 34,000. It is part of the Hanover region. The A2 motorway is about 5 Km north of Seelze. The town has a direct connection to the B441 federal road. In Seelze-Süd a new district is being constructed on a total area of approx 110 ha. It is divided into residential and commercial areas as well as public and private landscaped areas. The property is in the new commercial area of Seelze-Süd, through which passes the main east-west road through Seelze, leading to Hanover in the east. To the west, Hannoversche Strasse becomes the main shopping street; the market is about 1,000 m from the subject property. The subject property is on the eastern edge of the town next to a railway line. In the surroundings there are Aldi, Marktkauf and a petrol filling station, all with better locations as the subject property is set further back than the other supermarkets. Visibility is rather poor, although the access is fairly good. The single-storey supermarket was built in 2000, in solid construction with a pitched, tiled roof. The façade is rendered; the window frames and entrance doors are aluminium. There are a large number of parking spaces in front of the Lidl supermarket; the exterior facilities are well cared for, with only a small amount of landscaping. We understand that the property comprises the following: Plot size: 10,700 sqm Lettable area: 1,253 sqm 110 car parking spaces	Ground leasehold (*Erbbaurecht*) from 25 October 1999 until 25 October 2039. Ground rent is €25,564.59 per annum. Indexed 0/10/66.67. The property is let to: Lidl GmbH & Co. KG — discounter- (1,252.75 sqm) for 15 years expiring 1 December 2014. Passing rent is €145,820.10 per annum. Indexed 1/10/70.	€145,820	€142,814	€1,530,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
33	08297 Zwönitz Annaberger Strasse 32	The town of Zwönitz, population 11,905 (2004) is situated about 25 km south of Chemnitz and about 82 km southwest of Dresden in the federal state of Saxony. The town is in the middle of the Erzgebirge. Several state roads intersect in Zwönitz. There are national road connections via the A72 (Chemnitz-Hof) motorway, about 12 km away. The subject property is on the eastern edge of the town centre, on the state road towards Annaberg. Visibility is somewhat limited as it is in a slightly elevated position above the road. There is low-density residential development in the surroundings. The subject property, on one storey, was built in 2000. The exterior walls of the masonry structure are rendered and clad with sheet metal in the gable area. The pitched roof is tiled. We understand that the property comprises the following: Plot size: 4,800 sqm Lettable area: 1,037 sqm 75 car parking spaces	Freehold (*Eigentum*) The property is let to: Netto — supermarket (1,037.00 sqm) for 15 years, expiring September 2015. Passing rent is €101,791.90 per annum. Indexed 4/10/6.	€101,792	€99,552	€1,250,000
34	30826 Garbsen Bürgermeister-Wehrmann-Str. 1	Garbsen is a larger town with a population of approx. 63,000 (2005) in Lower Saxony. The state capital of Hanover is about 17 km away. The B6 federal road and the A2 motorway (approx. 7.5 km) and the A7 motorway (about 25 km) provide easy and fast access to the Ruhr region (Dortmund approx. 180 km) as well as the north *German commercial centres (Bremen 100 km, Hamburg* 140 km). The subject property is in the district of Frielingen, about 7 km northwest of the town centre of Garbsen. The B6 federal road runs approx. 300m away and the subject property is directly on a main road on the edge of the town. The property is easily reached on foot from the residential development that adjoins it towards the centre of the town. The single-storey supermarket building was erected in 2001, in masonry construction. The external walls are red brick and fit in well with the typical regional appearance. The roof is pitched. The building and exterior facilities appear to be in good condition. As well as the supermarket, the property also includes a further building of identical age and style, with a bank branch and a doctor's surgery. There are only a few other retail businesses in the surroundings (chemist's, baker's, beverage store within 500m). The subject property has the following areas: Total site area: 4,976 sqm Lettable area: 1,225 sqm Car parking spaces: 60	Ground leasehold (*Erbbaurecht*) to 1 January 2067 ground rent is 25,564.56 EUR per annum. Indexed 0/8/100. *Netto — supermarket (1,013.2 sqm)* for 15 years expiring 01/08/2016. Passing rent is 107,112.30 EUR per annum. Indexed 0/10/50. Doctor's surgery (112 sqm) for 15 years expiring 01/06/2016. Passing rent is 12,001.90 EUR per annum. Indexed 0/10/50. Volksbank Garbsen — bank (100 sqm) for 15 years expiring 01/06/2016. Passing rent is 9,600.00 EUR per annum. Indexed 0/10/50.	€128,714	€117,616	€1,320,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
35	55218 Ingelheim Hermann-Bopp-Strasse 1	Ingelheim, a medium-sized town in Rhineland-Palatinate with a population of ca. 25,000 (2004), is situated on the banks of the river Rhine, only ca. 15 km west of Mainz and ca. 50 km west of Frankfurt. Ingelheim provides access to the A60 motorway. The purchase power index is 122.5 (2004) i.e. significantly above-average; the unemployment rate lies at 5.8% (2005). The subject property lies somewhat hidden in a side street but is very well developed with road access and main services. It is located in a new, small retail location and is enclosed by a residential area, which should guarantee it a stable customer base. Additionally, there are several car dealerships at the microlocation. Furthermore, there is reserve land here, although currently no retail competition has property here. The HL supermarket, built in 2001, is a one-storey solid construction (masonry) with a gabled roof in red clay brick. The facade is of white plaster or corrugated metal siding. The grounds and car park areas are paved and largely without greenery. We understand that the property comprises the following: Plot size: 5,523 sqm Lettable area: 1,050 sqm Car parking spaces: 89	Freehold (Eigentum) The property is let to: REWE group — supermarket — (1,050.00 sqm) for 17 years expiring 31 October 2018. Passing rent is €140,490.00 per annum. Indexed 1/10/60.	€140,490	€126,000	€1,910,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
36	31553 Sachsenhagen Obere Strasse 32	Sachsenhagen is a small rural town of almost 2,210 inhabitants. The town in Lower Saxony is comprised of the districts of Sachsenhagen and Nienbrügge. Sachsenhagen lies ca. 40 km west of Hannover, the state capital of Lower Saxony and ca. 150 km south of Bremen. Sachsenhagen is ca. 14 km away from the A2 motorway and ca. 8 km from the B-65 (A-road). The property is situated on the edge of the town to the south of Sachsenhagen just off highway L370 and is visible from this main road. The property was built in 2003 and is comprised of four connected sections. The one-storey complex with its gabled roof is a solid construction, which is partly clad in plaster and in part, clad in red brick. The entrance area to the discounter is roofed, as is the drinks cash-and-carry store. We understand that the property comprises the following: Plot size: 7,754 sqm Lettable area: 1,538 sqm Car parking spaces: 115	Freehold (Eigentum) The property is let to: PLUS WarenhandelsGmbH, Zweigniederlassung Hannover — discounter — (929 sqm) for 10 years expiring 1 March 2013. Passing rent is €97,990.92 per annum. Indexed 3/10/60. HOL'AB!-Getränkemarkt GmbH — beverage — (498.97 sqm) for 10 years expiring 30 September 2013. Passing rent is €42,691.87 per annum. Bertermann Vertriebs GmbH — bakery — (50 sqm) for 10 years expiring 30 September 2013. Passing rent is €14,400.00 per annum. Indexed 8/10/70. Manfred Knuhr OHG — butchery — (60 sqm) for 10 years expiring 30 September 2013. Passing rent is €11,995.20 per annum. Indexed 8/10/70.	€167,078	€163,071	€2,160,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
37	31311 Uetze Schaperskamp	Uetze, population 20,060, is a municipality in the Hanover region of Lower Saxony. Uetze is about 37 km to the east of Hanover and about 45 km to the west of Wolfsburg. The A37 motorway is about 20 km away; the A2 about 15 km. The town has road access via the B188 federal road. The purchasing power index is 99.9 (2004). The subject property is situated on the western outskirts of the town, on the main east-west through road. This leads, in a short distance from the property, to the B 188 federal road, which runs to the northwest of Uetze. In the immediate surroundings there are no other local shops; Aldi and REWE are about 1 km away in the town centre, Edeka and Kik about 1.5 km away. The surrounding development comprises mainly single-family and (horizontally-divided) two-family houses. Only fairly good visibility and quite good accessibility. The property comprises a Lidl supermarket with bakery, built in 2005. The single-storey building is solidly constructed with a pitched, tiled roof and rendered façade. The windows and entrance door installation are in glazed aluminium. There is adequate parking. We understand that the property comprises the following: Plot size: 6,326 sqm Lettable area: 1,405 sqm 119 car parking spaces	Freehold (*Eigentum*) The property is let to: Lidl — supermarket — (1,286 sqm) for 15 years expiring 24 November 2020. Passing rent is €158,868.00 per annum. Indexed 2/10/60. Leifert — bakery — (46 sqm) for 5 years expiring 24 November 2010. Passing rent is €10,800.00 per annum. Indexed 1/50.	€160,668	€157,812	€2,300,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
38	38120 Braunschweig Neckarstrasse 1a	Brunswick (Braunschweig) is a city in the southeast of the federal state of Lower Saxony. With a population of about 245,000 it is the second-largest city in the federal state (after Hanover) and one of the *Oberzentren* (higher-order centres) in Lower Saxony. Brunswick is about 67 km to the east of Hanover and about 37 km south of Wolfsburg. It has direct access to the A39, A392 and A395 motorways and to the B1 and B4 federal roads. The subject property is in the district of Timmerlah, about 3 km southeast of the Brunswick city centre. Access is via a side street in a residential area. The A391 runs to the east about 1 km away. The property can easily be reached by pedestrians. There is a bus stop within about 100 m and a tram stop within about 300 m. North of the property there is a residential area of fairly good quality. For this district the index of purchasing power is 102.5 and the unemployment rate is 13.6%. To the south there is an area of light industry. There are only a few other retail properties in the vicinity (beverage store, Plus, bakery within 1 km) The two buildings, constructed in 1991 and altered in 2006, adjoin each other at a right angle. They have direct access from the car park. The exterior walls are red brick. The roofs are in a saw tooth configuration. The buildings and exterior facilities appear to be in good condition. The retail unit for the new tenant, Netto, has been organised immediately adjoining the main tenant, Aldi. The sales area of the existing tenant kik, in the side building, has been extended. The subject property has the following areas: Lettable area: 2,589 sqm Parking spaces: 100	Ground leasehold (*Erbbaurecht*) 99 years to 2090, ground rent is 1,281 EUR per annum. No information about indexation is available. Netto — supermarket (1,178 sqm) for 15 years expiring 01/06/2017 with 3 x 5 years renewal option. Passing rent is 120,000 EUR per annum. Indexed 3/10/65. Aldi — supermarket (835 sqm,) expiring 01/06/2011. Passing rent is 70,200 EUR per annum. Indexed 0/10/50. KiK — clothing discounter (576 sqm) for 10 years expiring 01/06/2016. Passing rent is 55,296 EUR per annum. Indexed 0/10/50.	€245,536	€249,048	€3,200,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
39	48653 Coesfeld Borkener Strasse 61	Coesfeld lies in the northwest of North-Rhine Westphalia, ca. 30 km west of Münster and ca. 60 km north of Dortmund. It is only a further 25 km from here to the Dutch border. Coesfeld is a medium-sized town with a population of 36,482 (2003) and occupies an important function in providing public utilities for its surrounding areas. The purchasing power index is 101.3; the unemployment rate is 7% (2004). The subject property is located on a busy main street (Borkener Strasse), at the entrance to Coesfeld and lies in a mixed-use area. There are single-family residences, apartment blocks and commercial offices *in the immediate* vicinity. The commercial real estate of the subject property counts, in our opinon, among the best in Coestfeld. Attractivity, visibility and accessibility are all deemed to be very good. The subject property was built in 2006 and comprises two one-storey building sections: a clay brick building (E-Center) with a steel flat roof, whose tenants are Edeka-Supermarkt, Edeka-Getränkemarkt (drinks cash-and-carry) and small rental units in the entrance area. The second building section with a flat roof houses the Aldi discounter store. On the street side there is a large paved parking area with greenery. The Aldi building section was not yet complete at the date of inspection. We understand that the subject property was fully completed as at the date of valuation. We understand that the property comprises the following: Plot size: 23,693 sqm Lettable area: 4,390 sqm Car parking spaces: 280	Freehold (Eigentum) The property is let to: Edeka group — Edeka hypermarket (partly sub-let) — (3,293.00 sqm) for 15 years expiring 30 May 2021. Passing rent is €384,996.00 per annum. Indexed 4/10/60. Aldi group — Aldi discounter — (1,096.92 sqm) expiring 1 February 2016. Passing rent is €134,657.88 per annum. Indexed 4/10/60.	€519,654	€526,790	€7,300,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
40	04468 Grimma Leipziger Strasse 29	Grimma, population 32,600 (2004) is about 20 km to the east of Leipzig and about 75 km west of Dresden in the federal state of Saxony. The population is on a decreasing trend, as with other parts of eastern Germany. The purchasing power index is 76.7 (2004), the unemployment rate of the *Kreis* Leipziger Land is 21.9% (2005). The subject property is in a town-centre location with good access. The property is set back from the main road (Leipziger Str.) behind a car dealership. It is accessed via a driveway, which limits its visibility. Accessibility is however good. In the vicinity there are mainly historic residential buildings. According to the information provided, the subject property comprises a Netto discounter and a residential building with 2 apartments, 4 garages and a workshop. Internal inspection was only possible for the discount store. The discount store, which was built in 2001, is a *single-storey rectangular building, apparently constructed* of masonry. It has a pitched, tiled roof. The façade is rendered and painted white, and clad with corrugated metal sheeting on the end walls. The exterior areas are partly surfaced and partly landscaped. There is adequate parking. The delivery area is at the side. There is a two-storey residential building with garages at the rear of the property; it is accessed from Mainzmühlstrasse. The residential building appears to be relatively new and in good condition. We understand that the property comprises the following: Plot size: 6,147 sqm Lettable area: 1,251 sqm about 70 car parking spaces (estimate; figure not provided)	Freehold (*Eigentum*) The property is let to: Netto Marken-Discount GmbH — *discounter (1,107.00 sqm) for* 15 years expiring 23 August 2016. Passing rent is €122,212.80 per annum. Indexed 1/10/60. Stroh — residential tenant (72.12 sqm), unlimited duration. Passing rent is €4,800.00 per annum. No indexation. Stroh — garage (1 unit), unlimited duration. Passing rent is €420.00 per annum. No indexation. Pötzsch — residential tenant *(72.24 sqm), unlimited duration.* Passing rent is €4,772.40 per annum. No indexation. Pötzsch — garage (1 unit), unlimited duration. Passing rent is €360.00 per annum. No indexation. Urban — garage (1 unit), unlimited duration. Passing rent is €360.00 per annum. No indexation. Ebert — garage (1 unit), unlimited duration. Passing rent is €360.00 per annum. No indexation. Kurzbach — workshop (1 unit), unlimited duration. Passing rent is €2,147.40 per annum. No indexation.	€135,433	€132,624	€1,720,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
41	55606 Kirn Kallenfelser Strasse 32	Kirn, a small town with 14,800 inhabitants (2004), is centrally-located in Rhineland-Palatinate, about 60 km north of Kaiserslauten and about 60 km east of Trier. Although Kirn is somewhat isolated and not conveniently located for road connections, it is of central importance with regards to the services it provides for the surrounding areas. The purchasing power index is 92.0 (2004); the *unemployment* rate is 10.5% (2005). The subject has been constructed on Kallenfelser Strasse. It is somewhat set back from the main road. There is a large car park in front of the long building. Access by both road and by public transport is very good. There is a bus stop immediately in front of the property. Both the subject property and the adjoining retail warehouse centre with further retailers (food discount, supermarket, bakery, butcher, clothing discount and beverage store) are within easy reach for local residents on foot. The building, on a reinforced concrete frame, was constructed in 2006. At the date of inspection it was still under construction, however we have assumed that it would be completed by September 2006. The exterior walls and the dividing walls between the units are in aerated concrete masonry. All the walls and facades are rendered. The roof is monopitch, with metal covering. There is a loading bay at the rear of the building. The subject property has the following areas: Total site area: sqm Lettable area: 3,393 sqm Parking spaces: 175	Freehold (*Eigentum*) EDEKA — supermarket (2,208.00 sqm) for 15 years expiring 31 August 2021. Passing rent is 225,481.00 EUR per annum. Indexed 03/10/60. Deichmann — shoes (450.00 sqm) for 15 years expiring 31 August 2021. Passing rent is 53,730.00 EUR per annum. Indexed 03/10/60. Takko — clothing discounter (600 sqm) for 15 years expiring 31 August 2021. Passing rent is 69,264.00 EUR per annum. Indexed 03/10/65. Dominik-Apotheke — pharmacy (135.00 sqm) for 15 years expiring 31 August 2021. Passing rent is 18,597.60 EUR per annum. Indexed 0/10/75.	€367,073	€363,546	€5,000,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
42	06366 Köthen Lelitzer Strasse	Köthen, population about 32,000, is situated between Magdeburg, about 55 km to the north, and Halle (Saale), around 35 km to the south, in the federal state of Saxony-Anhalt. In 2006 the unemployment rate in the town is about 23%. In 2004 the purchasing power index was 70.1. Köthen has direct access via the B183 and B185 federal roads. The motorways A14 (to the west) and A9 (to the east) are each about 20 km from Köthen. The subject property is on the western edge of Köthen, directly adjoining a Plattenbau (slab construction) apartment area. There is also residential development to the north of the property, in this case single-family houses as well as a new development area of terraced housing. In the "Gewerbegebiet West" to the west there are mainly car dealerships (at least 10 dealers) as well as a mixed retail and residential property with a beverage market and several shops, a small office building and a petrol filling station. To the west of this commercial area there is no more development. Adjoining the north of the property is an Aldi discounter and a disused petrol station. One of the entrances and exits passes this, creating a negative impression for the subject property. Only fairly good visibility and quite good accessibility. The property comprises a single building with a "Marktkauf Bau-, Hobby- und Gartencenter" (DIY and garden centre) in the southern part and an "E-Center" (Edeka) with supermarket, beverage store, and various shops in the foyer sales area in the northern section. The whole property is let on a general lease to the Edeka group. The building, which was constructed in 1993, is mainly single-storey. In the northwest section there is a small upper storey that probably houses offices. The property has a reinforced concrete load bearing structure with aerated concrete infill. There is a flat roof. At the northwest corner there is a generous entrance area (Edeka) in the form of a glazed metal structure with pyramidal roof. The garden centre is a glazed steel frame building. The window frames and the entrance doors are metal. There are a large number of parking spaces to the north and east of the building. The exterior facilities are well maintained. A glass-roofed metal structure points the way to the footpath to the new development area. We understand that the property comprises the following: Plot size: 33,570 sqm Lettable area: 12,185 sqm 467 car parking spaces	Freehold (*Eigentum*) The property is let to: EDEKA-MIHA Immobilien Service GmbH — hypermarket — (6,479.03 sqm) for 20 years expiring 30 September 2013. Passing rent is €1,204,141.56 per annum. Indexed 1/10/65. EDEKA-MIHA Immobilien Service GmbH — hypermarket — (5,705.89 sqm) for 20 years expiring 30 September 2013. Rent free	€1,204,142	€1,096,643	€15,400,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
43	36093 Künzell Am Frankengrund 9	Künzell, population 16,300 (2004), is a small town situated close to Fulda and about 75 km northeast of Frankfurt on the A7 motorway. The purchasing power index is 101.8 (2004), the unemployment rate in the *Kreis* (administrative district) of Fulda is 7.4% (2005). The subject property, a REWE supermarket with beverage market, is in the commercial area between an arterial road and the A7 motorway, on the southern edge of the town. It borders residential properties (single-family houses and apartment buildings) to the northwest. There are numerous other retailers in the location, including the competitors Aldi and Lidl. The subject property has relatively good access, although in comparison with its competitors the situation is somewhat hidden. It is accessed via a side road (Am Frankengrund). The single-storey REWE supermarket, *which was built in* 1993, is a rectangular building in solid construction (probably masonry) with a pitched roof covered with corrugated metal sheeting. The façade is rendered and painted white and is partly fitted with metal elements in the REWE corporate design. The site is on a slight slope. The exterior areas are partly surfaced and partly landscaped. There is adequate parking in front of the building, parallel to the road. The delivery area is at the rear. It is possible to drive all the way round the building. Building work on the new beverage market had not yet commenced at the time of our inspection. In accordance with our instructions we have nevertheless assumed that it *were completed* in September 2006. We understand that the property comprises the following: Plot size: 10,255 sqm Lettable area: 1,020 sqm 81 car parking spaces	Freehold (*Eigentum*) The property is let to: REWE group — supermarket (1,000.00 sqm) for 10 years expiring 31 March 2016. Passing rent is €116,421.12 per annum. Indexed 1/10/60. REWE group — beverage store (450.00 sqm) for 10 years expiring 31 March 2016. Passing rent is €57,600.00 per annum. Indexed 1/10/60.	€186,021	€170,700	€2,380,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
44	32427 Minden Königstrasse 349	Minden, with its ca. 83,000 inhabitants, is situated along the waterway junction of the river Weser and the "Mittellandkanal" (midland canal system) and directly at the B65 and B61 A-roads. The A2 motorway is ca. 15 km away. Minden is located in the state of North Rhine-Westphalia. The nearest large cities are Osnabrück, ca. 70 km west of Minden and Hannover, ca. 80 km east of Minden. The property is situated on the edge of the town to the west of Minden just off highway L766 and is visible from this main road. The property, a solid construction built in 2000 with infill brickwork. The outer walls are plastered in white; the entrance area is level and roofed. The one-storey building has a tiled gabled roof. We understand that the property comprises the following: Plot size: 4,256 sqm Lettable area: 1,037 sqm Car parking spaces: 75	Leasehold (heritable building right) from 8 June 2000 until 7 June 2099. Ground rent is €24,542 per annum. Indexed 0/10/65. The property is let to: Michael Schels & Sohn GmbH & Co KG (Netto) — discounter — (1,037 sqm) for 15 years expiring 31 Mai 2015. Passing rent is €111,996.00 per annum. Indexed 1/10/65.	€111,996	€111,996	€1,030,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
45	06909 Pretzsch Schmiedeberger Strasse 17a	Pretzsch is a small, rural municipality, population 3,387 (2004) in the federal state of Saxony-Anhalt. The town is on the river Elbe, and the B182 federal road, in an area of attractive scenery between Torgau and Wittenberg, although remote from major towns. Leipzig is about 60 km to the southwest. Pretzsch has hardly any function as a retail centre for its surroundings. The population is on a decreasing trend, as with other parts of eastern Germany. The purchasing power index is only 75.7 (2004), the unemployment rate of the Kreis Wittenberg is 20.3% (2005). The subject property is on a thoroughfare, Schmiedeberger Strasse, on the western edge of the town, leading to Bad Schmiedeberg. The property has good visibility and accessibility. The surroundings are almost entirely small-scale residential properties of a rural character. At the date of inspection the subject property comprised a Plus discounter, built in 1993, and an adjoining building (beverage market and drug store) which was in course of construction. We have assumed that this building would be completed by September 2006. The discounter building is a white rendered solid construction (probably masonry) with a hipped roof covered in red tiles. There are a bakery and a butcher in the area in front of the checkouts On inspection, a new building was being constructed in aerated concrete, with a pitched roof (also with red tiles). It will probably be rendered. In accordance with our instructions we have assumed that it were completed and let on 30 September 2006. The situation of the parking area, at the rear of the building, is less than optimal although functional. According to information provided, once a week there is a temporary building (a chicken sales stall) on the property. This was not evident on our inspection however. We understand that the property comprises the following: Plot size: 8,858 sqm Lettable area: 1,660 sqm 70 car parking spaces	Freehold (*Eigentum*) The property is let to: Plus — discounter (965.00 sqm) for 20 years expiring 31 July 2013. Passing rent is €73,000.08 per annum. Indexed 1/10/50. Bachmann — butchery (72.00 sqm) for 10 years expiring 31 December 2013. Passing rent is €6,300.00 per annum. Indexed 1/10/100. Nietzelt — bakery (50.00 sqm) for 10 years expiring 31 July 2013. Passing rent is €4,500.00 per annum. Indexed 1/10/100. Schlecker — drugstore (243.00 sqm) for 10 years expiring 1 November 2016. Passing rent is €16,800.00 per annum. Indexed 6/10/50. Markgrafen — beverages store (330.00 sqm) for 10 years expiring 1 October 2016. Passing rent is €24,600.00 per annum. Indexed 4/10/60. Gaumenschmaus GmbH — snack bar (chicken stall, 1 unit) for 2 years expiring 31 October 2006. Passing rent is €1,800.00 per annum. No indexation.	€127,008	€121,729	€1,540,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
46	39576 Stendal Heerener Strasse/ Industrieweg	Stendal, population 37,700 (2004), is in the northernmost corner of the federal state of Saxony-Anhalt, about 50 km to the north of Magdeburg and about 90 km west of Berlin, on the B188 federal road. The region around Stendal is weak economically; the index of purchasing power is 70.5 (2004), the unemployment rate is around 24% (2005) and the population has a falling trend. The subject property is on the southern edge of Stendal, in a commercial area. To the east there are a few Plattenbau (slab construction) buildings of the shopping centre, while further to the east are commercial properties in the Südost I commercial area. To the north of the property are allotment gardens, immediately to the west is a retail furniture warehouse (Porta). To the west of Heerener Strasse there are further commercial buildings in the commercial area Südost II (car dealerships, transport and distribution firms, and a bakery). Heerener Strasse, which leads to the southern ring road (B188 federal road), provides good accessibility. The property is reasonably well visible from the B188. The "Einkaufszentrum (shopping centre) Altmark-Park" comprises a very large site with two buildings, a "Marktkauf Bau-, Hobby- und Gartencenter" (DIY and garden centre) in the southeast of the site and an E-Center (Edeka) with hypermarket, beverage store, various shops and foyer sales area in the northwest of the site. There is also a petrol filling station. The whole property is let on a general lease to the Edeka group. Both buildings were erected in 1993 on a reinforced concrete load bearing structure with aerated concrete infill and flat roofs. The garden centre is a glazed steel frame building. The window frames and the entrance doors are metal. The entrance area and those of the shops accessible from outside have a glazed canopy. The exterior facilities are reasonably well maintained. There are a large number of parking spaces. We understand that the property comprises the following: Plot size: 60,345 sqm Lettable area: 24,796 sqm 1,130 car parking spaces	Freehold (*Eigentum*) The property is let to: EDEKA-MIHA Immobilien Service GmbH — hypermarket — (8,602.00 sqm) for 20 years expiring 31 March 2014. Passing rent is €2,397,376.08 per annum. Indexed 1/10/65. EDEKA-MIHA Immobilien Service GmbH — hypermarket — (4,918.00 sqm) for 20 years expiring 31 March 2014. Rent free EDEKA-MIHA Immobilien Service GmbH — hypermarket — (8,211.00 sqm) for 20 years expiring 31 March 2014. Rent free EDEKA-MIHA Immobilien Service GmbH — hypermarket — (3,065.00 sqm) for 20 years expiring 31 March 2014. Rent free	€2,397,376	€ 2,266,650	€30,900,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
47	04736 Waldheim Hauptstrasse 107	The town of Waldheim, population 9,217 (2004) is situated in the federal state of Saxony, about half way between Dresden (approx. 52 km) und Leipzig (approx. 55 km). The nearest large town is the *Kreisstadt* (administrative centre) of Döbeln, about 10 km away. Döbeln has an access to the A14 (Dresden-Leipzig) motorway and to federal roads leading in several directions. The A4 (Dresden-Chemnitz) motorway is about 15km to the south. The property is situated on the western outskirts of Waldheim. It has good road access, being at the junction of several state-maintained roads. Surrounding developments are both residential and commercial. The single-storey building is constructed of precast reinforced concrete elements under a flat roof. It was built in 1994. The concrete exterior surfaces are painted in the tenant's corporate colours. Part of the façade is extensively glazed. The smaller parts of the building are in metal-framed construction, with profile steel cladding. We understand that the property comprises the following: Plot size: 19.073 sqm Lettable area: 4,775 sqm 252 car parking spaces	Freehold (*Eigentum*) The property is let to: Kaufland — supermarket (4,774.60 sqm) for 10 years expiring April 2014. Passing rent is €677,232.10 per annum. Indexed 1/10/75.	€677,232	€544,307	€8,600,000
48	78564 Wehingen Bahnhofstrasse	Wehingen is a small rural town with almost 3,685 inhabitants. The town is in the south of Germany, in the federal state of Baden-Wurttemberg. The distance to the major cities of Stuttgart and Freiburg is each about 100 km. The Swiss border is only 70 km away. The A81 motorway runs about 25 km to the west of Wehingen. The B27 federal road is about 9 km away. The property is situated at the end of a side street, which does not provide good visibility for potential customers. The single-storey building, in solid construction with masonry infill, was built in 2003. The exterior walls are rendered and painted white, the pitched roof is tiled. We understand that the property comprises the following: Plot size: 3,490 sqm Lettable area: 1,056 sqm 78 car parking spaces	Freehold (*Eigentum*) The property is let to: Norma — discounter — (1,056 sqm) for 10 years expiring 1 May 2015. Passing rent is €100,200 per annum. Indexed 4/10/50.	€100,200	€101,376	€1,330,000

Ref No.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
49	26655 Westerstede Am Esch 16-18	Westerstede, population about 22,000, is a small town in northwest Lower Saxony, approx. 40 km from the Dutch border The A28 motorway, which runs though Westerstede, provides access to the major towns and cities in the region (Leer 25 km, Oldenburg 20 km, Delmenhorst 45 km, Bremen 55 km). The subject property is conveniently situated for transport facilities on a main road in the urban area of Westerstede. The A28 motorway runs about 400 m to the north. The property has good access both on foot from the surrounding residential area (purchasing power index 99.8) and by bus. Visibility from the main road is good and there are adequate parking facilities. The building, in a standard discount store form, was built in 2004. The facades are red brick, under a pitched roof with dark purple tiles. The buildings and exterior facilities appear to be in very good condition. Nearby, on the street "Am Esch", there are two further supermarkets (Famila and Aldi) about 300 m away on the other side of the street. The subject property has the following areas: Total site area: 3,666 sqm Lettable area: 931 sqm Car parking spaces: 80	Freehold (*Eigentum*) The property is let to: Plus — supermarket (931 sqm) for 15 years expiring 01/11/2019 with 3 x 5 years renewal option. Passing rent is 114,960 EUR per annum. No information about indexation available.	€114,960	€111,720	€1,580,000

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27 November 2006

Valuation Report

Estimate of Market Value in accordance with the definition and guidance as settled by the Royal Institution of Chartered Surveyors of

The Direct Investment Portfolio:
Bridge Portfolio (6-Properties, Multiple Locations, Germany)

Effective Dates of Appraisal
Valuation Date: **30 September 2006**

Date of completion of this report: **27 November 2006**

Clients:

The Directors
Eurocastle Investment Limited
Regency Court
Glategny Esplanade
St Peter Port
Guernsey, GY1 1WW

Morgan Stanley & Co International Limited
25 Cabot Square
Canary Wharf
London, E14 4QA

Deutsche Bank AG
Winchester House
1 Great Winchester Street
London, EC2N 2DB

Goldman Sachs International
Peterborough Court
133 Fleet Street
London, EC4A 2BB

Lehman Brothers International (Europe)
25 Bank Street
London, E14 5LE

Fortress Investment Group LLC
1345 Avenue of the Americas
47th Floor
New York, NY 10105

Prepared by

CB Richard Ellis GmbH ("CBRE")
Feuerbachstrasse 26-32
60325 Frankfurt/Main
Germany

CBRE is a limited company (*Gesellschaft mit beschränkter Haftung*) incorporated under the laws of Germany with registered number 13347. CBRE was incorporated on 3 April 1973 and has its registered office at the address set out above. The telephone number of the registered office is +49 06917 00770. CBRE is not regulated but employs RICS and Hypzert qualified valuers in its valuation department.

Date of Issue

27 November 2006

Signed Copy No:

Ladies and Gentlemen,

VALUATION OF THE BRIDGE PORTFOLIO (6 PROPERTIES IN BERLIN, NORTHRHINE-WESTPHALIA AND HESSE, GERMANY)

1 Instructions

In accordance with instructions received from Eurocastle Investment Limited (the "Company") on 23 November 2006, we have made relevant enquiries in order to provide our opinion of Market Value for the investment properties as described in the Schedule (the "Properties") as at 30 September 2006 (the "Valuation Date") of the freehold (*Eigentum*) interests. We must point out that this comprises an update of a valuation carried out by CBRE Germany this year (date of valuation 18 August 2006) in the course of which all the properties were inspected. No further inspections have been carried out for the purposes of this revaluation.

This Valuation Report has been prepared for the purpose of inclusion in the prospectus to be published by the Company (the "Prospectus") in connection with the admission of additional shares (Kapitalerhöhung) of the Company to listing on Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities ("Admission").

2 The Properties

The Properties we have valued are listed and briefly described in the Schedule attached to this Valuation Report (the "Schedule"). Each property identified in the Schedule has been valued individually, and not as part of a portfolio.

The subject portfolio comprises 6 freehold equivalent (*Eigentum*) properties.

3 Basis of Valuation

Our valuations have been carried out in accordance with The Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards (5th Edition), (the "Red Book") and in accordance with the relevant provisions of the current Prospectus Rules. They have been undertaken by External Valuers, as defined in the Red Book.

In accordance with the Financial Service Authority's current Prospectus Rules we have prepared our valuations in accordance with the Red Book on the basis of Market Value, which is defined in the Red Book, as follows:

"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

4 Valuations

On the bases outlined in this Valuation Report, we are of the opinion that the Market Value of each individual freehold property as at 30 September 2006, subject to and with the benefit of the various occupational leases or assumed occupational leases, as summarised in the Schedule, is as stated against that property in the Schedule.

Our valuations are exclusive of any VAT.

The aggregate of the said individual Market Values of the Properties as at 30 September 2006 is €496,120,000 (Four Hundred Ninety Six Million, One Hundred Twenty Thousand Euros) made up as follows:

Schedule	Investment Properties	€496,120,000
Total		€496,120,000
Total	Net Rent Receivable	€30,454,426
Total	Estimated Net Rental Value	€27,536,021

The aggregate of the individual Market Values of the Properties assessed in the original valuation, as at 9 August 2006, was €496,120,000 (Four Hundred Ninety Six Million, One Hundred Twenty Thousand Euros).

5 Special Assumptions

Property Specific Assumptions have been applied where necessary. For a detailed break down please refer to the respective Property Sections of the Valuation Report.

6 Transaction Costs

No allowances have been made for any expenses of realisation nor for taxation which might arise in the event of a disposal of a Property. Our valuations are, however, net of acquisition costs.

7 Net Annual Rent Receivable

In the Schedule, we set out our estimates of the net annual rent currently receivable reflecting the sum of the contractually agreed rental payments receivable from the Properties as at 30 September 2006. In providing these estimates, we define "Net Annual Rent Receivable" as "the current income or income estimated by the valuer:

(i) ignoring any special receipts or deductions arising from the Property;

(ii) excluding Value Added Tax and before taxation (including tax on profits and any allowances for interest on capital or loans); and

(iii) after making deductions for superior rents (but not for amortisation), and any disbursements including, if appropriate, expenses of managing the Property and allowances to maintain it in a condition to command its rent.

In accordance with German market conventions the Properties are not let on effective full repairing and insuring leases in accordance with UK market conventions and as such the Net Annual Rent receivable does not reflect any appropriate allowance for disbursements.

8 Estimated Net Annual Rent

The Schedule sets out our opinion of the current Estimated Net Annual Rent, which is our opinion of the best rent at which a letting of the Property would have been completed at the Valuation Date assuming:

(a) a willing landlord;

(b) that, prior to the Valuation Date, there had been a reasonable period (having regard to the nature of the Property and the state of the market) for the proper marketing of the interest, for the agreement of the rent and other letting terms and for the completion of the letting;

(c) that the state of the market, levels of values and other circumstances were, on any earlier assumed date of entering into an agreement for lease, the same as on the Valuation Date;

(d) that no account is taken of any additional bid by a prospective tenant with a special interest;

(e) that the length of term and principal conditions assumed to apply to the letting and the other lease terms are not exceptionally onerous or beneficial for a letting of the type and class of Property; and

(f) that both parties to the transaction had acted knowledgeably, prudently and without compulsion.

In the Schedules, we have stated the current Estimated Net Annual Rent, ignoring the present rent passing and any contracted fixed rent increases. In all cases, we have considered the Properties in their current specification and assuming good repair and condition or have made such deductions in respect of necessary maintenance and refurbishment as assumed in the calculation.

9 Assumptions and Sources of Information

Except where we have been informed otherwise or are aware from our investigations, we have made the following assumptions in accordance with our instructions:

We accept as being accurate and complete the information provided to us by the Company, its agents and its legal advisers relating to items such as tenure, tenancies, tenants' improvements, areas and all other relevant matters. We have assumed that the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations.

In particular, CBRE has relied upon the Legal Report prepared by Allen & Overy, the Technical & Environmental Report prepared by URS as well as the online Data Room prepared by the vendor.

9.1 Floor Areas

We have not measured the Properties but have relied on floor area information provided to us by the client as being accurate and complete and in accordance with German industry standards.

9.2 Plant and Machinery

Our valuation includes those items usually regarded as forming part of the building and comprising landlord's fixtures, such as boilers, heating, lighting, sprinklers and ventilation systems and lifts but generally exclude process plant, machinery and equipment and those fixtures and fittings normally considered to be the property of the tenant.

Where the property is valued as a fully equipped operational entity our valuation includes trade fixtures and fittings and equipment necessary to generate the turnover and profit and it is assumed that these are owned and not leased.

9.3 Environmental Investigations and Ground Conditions

In preparing our valuations CBRE has entirely relied on the abovementioned Technical and Environmental Due Diligence Reports provided by URS. CBRE has not verified these Reports and does not accept any liabilities with regards to the correctness or completeness of URS' findings. If, however, some parts are not covered by these reports CBRE has assumed that no contaminative or potentially contaminative use is, or has ever been, carried out at the property.

Unless specifically instructed, we will not undertake any investigation into the past or present uses of either the properties or any adjoining or nearby land parcels, to establish whether there is any potential for contamination from these uses and assume that none exists.

Should it, however, be subsequently established that such contamination exits at any of the properties or on any adjoining land parcels or that any premises have been or are being put to contaminative use, this may have a detrimental effect on the values reported.

9.4 Inspections

The properties were inspected by CBRE Germany in the course of the original valuation. The inspections took place between 9 August 2006 and 11 August 2006. We have assumed that no material changes to the properties have taken place in the period since they were last inspected.

9.5 Structural Surveys

We have not carried out building surveys, tested services, made independent site investigations, inspected woodwork or exposed parts of the structure which were covered, unexposed or inaccessible. We are unable, therefore, to give any assurance that the properties are free from defect or whether or not any deleterious or hazardous materials or techniques have been used or are present in any part of the properties. We have reviewed a copy of the Technical and Environmental Due Diligence Reports prepared by URS and have relied upon these. CBRE has not verified these Reports and does not accept any liabilities with regards to the correctness or completeness of URS' findings.

9.6 Legal Requirements/Consents and Authorisation for the Use of the Property

Investigations of the compliance of the properties with legal requirements (including (permanent) planning consent, building permit, acceptance, restrictions, building-, fire-, health- and safety regulations etc.) or with any existing private-law provisions or agreements relating to the existence and use of the site and building have not been carried out.

In preparing our valuations, we have assumed that all necessary consents and authorisations for the use of the properties and the processes carried out at the properties are in existence, will continue to subsist and are not subject to any onerous conditions.

9.7 Tenure and Tenancies

CBRE has not checked the titles of the properties and therefore entirely relies upon the information contained in the Legal Report provided by Allen & Overy as to the property, title, tenure, tenancies, permitted uses and related matters. CBRE assumes such information to be accurate, up-to-date

and complete. Where possible, this information has been confirmed at our inspection. CBRE assumes that the interest being valued is in all respects good and marketable. Unless the contrary is stated these findings have been reflected in our report.

No account has been taken of any mortgages, debentures or other security which may now or in the future exist over any of the Properties.

9.8 Tenants

A detailed financial investigation of the tenants is outside the scope of this report. However, we have reviewed Dun & Bradstreet reports for the main tenant companies and have quoted some important key data in the respective property sections for your information. However, CBRE relies upon the Allen & Overy report if tenants are in default of rental payments, or where there appear to be grounds for concern. CBRE assumes that appropriate enquiries were made when leases were originally exchanged, or when consent was granted to tenants to assign or underlet. Assumptions have been made in the property specific sections if any kind of information regarding rents in arrears was provided to us, otherwise no allowance for rent in arrears has been made.

9.9 Taxes, Contributions, Charges

Unless information to the contrary is brought to our attention, it will be assumed that all public taxes, contributions, charges etc. which could have an effect on values will have been levied and paid as at the date of valuation.

9.10 Insurance Policy

Unless information to the contrary is brought to our attention, it will be assumed that the subject properties are covered by valid insurance policies that are adequate both in terms of the sum assured and the types of potential loss covered.

9.11 Town Planning and Road Proposals

Unless information to the contrary is brought to our attention, it will be assumed that the properties are not adversely affected by town planning or road proposals.

9.12 Assumptions Regarding the Future

For the purpose of determining the market values of the subject properties, it will be assumed that the existing business will continue (as regards both manner and extent of usage of the subject properties) for the remainder of the useful life determined for the buildings, or that comparable businesses would be available to take over the use of the subject properties.

Where there is high voltage electricity supply apparatus in close proximity to the properties, unless, otherwise stated, we will not take into account any likely effect on future marketability and value due to any change in public perception of the health implications.

9.13 Pending Litigation, Legal Restrictions (Easements on Real Estate, Rent Regulations etc.)

Unless information to the contrary is brought to our attention, it will be assumed that the properties are free from any pending litigation, that the real estate is unencumbered and that there are no other legal restrictions such as easements on real estate, rent regulations, restrictive covenants in leases or other outgoings which would adversely affect values.

10 Publication

Neither the whole nor any part of our report, nor any reference thereto, may be included in any published document, circular or statement, nor published in any way nor disclosed orally to a third party, without our written approval of the form and context of such publication or disclosure. Such approval is required whether or not CB Richard Ellis are referred to by name and whether or not the report is combined with others.

Yours faithfully

ULF BUHLEMANN *FRICS*	**JACOB VOLCKERTS**
DIRECTOR — VALUATION	**DIRECTOR — IAS**
For and on behalf of	For and on behalf of
CB Richard ELLIS GmbH	**CB Richard ELLIS GmbH**

SCHEDULE OF PROPERTIES

Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
Alt-Moabit 91-97, 10559 Berlin	The office park with approx. 50,000 sqm of total lettable space consists of several four to six storey buildings which are partially combined. The complex was built in two phases. The first part which was completed in 1989 consists of an office building complex. The second part — completed in 1992 — consists of two seven storey buildings which are symmetrically arranged around six courtyards. The façade of these two buildings is made of terracotta slabs framed by a steel construction. Included in this complex are listed buildings like the former administrative building of "Kampffmeyer-Mühlen", a former headgear as well as the three storey businesses and residential property "Alt-Moabit 92". The structures of the buildings offer a high flexibility for the lettable space and the interior design. The site comes with three parking garages. The delivery of goods is possible via a loading ramp and freight elevator. Furthermore storage space and archives are available. The service of the complex also comprises a canteen located directly at the river "Spree". The well above average fit out includes the following: – Floor to ceiling height of approx. 3.40 m – Suspended ceilings with integrated lighting – Cable conduits – Outside sun protection (south- and westside) – Skylights towards the hall – Canteen	Freehold (Eigentum) The property is let to multiple tenants. The main tenants are however: DaimlerChrysler AG (expiring December 2009, EUR 85.884 per month) Condat AG (expiring 31.05.2016, EUR 62,679 per month) AVM Computersysteme Vertrieb (expiring 30.09.2011, EUR 45.424 per month)	€5,548,491	€5,539,771	€91,510,000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
Kaiserswerther Strasse 117-123, 40474 Düsseldorf	Erected in 1995 the property comprises two equally long stretched components with two separate entrances. The 6 storey flat roofed building has two elevators in each component. The design of the building gives it a very attractive and modern appearance which is also reflected in the representative entrance hall. The aluminium framed windows are fitted out with sun protecting coatings to maintain a comfortable working environment. The ground floor comprises one large fashion store occupied by Aigner and on the other side another three fashion shops. The above floors accommodate highly fitted out offices or fashion show rooms. Each office can be designed according to the tenant's preferences due to the flexible wall system. In the basement the building provides 183 parking spaces. Other major characteristics of the building are: – Floor to ceiling height of 2.75 m in the offices, in the ground floor up to 3.50 m – Raised floors/cable conduits – Flexible partition wall system – Cooling system – Parquet floor – Marble floor and wood panelling in the entrance hall – Security system	Freehold (Eigentum) The property is let multiple tenants. The main tenants are however: Hoffmann,Liebs,Fritsch (expiring 31.03.2011, EUR 39,536 per month) Kemper's Düsseldorf GmbH (expiring 30.04.2007, EUR 33,975 per month)	€1,824,184	€2,466,881	€42,420,000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
Alfred-Herrhausen-Allee 1, 65760 Eschborn	The building comprises a striking and prominent office property situated in Alfred Herrhausen Allee. The building consists of 3 different components in which the concave shaped Part B connects the other two components. Part A has 14 floors, Part B 23 floors and Part C 9 floors. The property was completed in 2002 and is ever since fully occupied by Arcors German Headquarter. The building appears in a modern and pleasant architecture. Additionally the building benefits from a kind of island situation, and thus, the office space benefits from natural light from all four sides. The building is constructed using a concrete frame where the main elevations are cladded with a double glazed outer skin, with the remaining areas being cladded in grey stone. Moreover, the building features an air cooling and in several rooms such as the canteen or the call centre even air conditioning, offering a comfortable working environment. The office entrance is situated on the front side of the building towards Alfred Herrhausen Allee. It comprises a highly visible, three storey, fully glazed reception area with a central stone-finished reception desk, which leads to the main bank of lifts, providing five elevators. The reception area has a polished granite floor and a plastered ceiling incorporating spotlights. A generous seating area is provided for waiting visitors. On the other side, the entrance hall offers a small bistro which is separated by a moveable modern wall. Every office level consists of the same shaped office areas except the open-plan-office. In the three basement floors the building provides 811 parking spaces with another 87 parking spaces being located on the external area. Other major characteristics of the building are: – Floor to ceiling height of at least 2.75 m in the offices, in the first floor 3.35 m and in the second floor 3.60 m – Raised floors/cable conduits – Flexible partition wall system – Concrete corer cooling – Marble floor in the entrance hall – Security system – Flexible canteen – 10 lifts and 2 goods lifts	Freehold (Eigentum) The property is sinlge let to Arcor with a lease expiry at 30.09 2017 (EUR 602,497 per month).	€7,229,968	€7,077,636	€129,460,000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
Pfarrer-Perabo-Platz 2-5; Im Galluspark 21-25, 60326 Frankfurt	The L-shaped property which curves in accordance to the site by approx. 90 degrees consists of 7 interconnected buildings which can be individually operated and technically divided. The buildings were constructed in 1996 and consist of in total nine levels, two basement parking floors, ground floor plus six upper levels of which level 5 and 6 are terraced floors. From a construction point of view the property offers a mix of massive facade with heat insulating plastering as well as partly an aluminium/glass facade. The interconnected buildings are accessible via 7 individual entrances which offer revolving entrance doors, aluminium facade elements as well as ceiling heights covering two levels for a more representative building entrance situation. The fit out includes the following: – Floor to ceiling height of 2.75 m – Suspended aluminium ceilings with integrated lighting – Raised floors in aisles and offices – Air conditioning available on ground and first floor (extension possible) – Top Cooling in other office areas – Entrances fitted with video control – 2 lifts plus 1 goods lift per individual property – Electrical outside sun blinds – Smoke alarm – Canteen, Bistro and Banking facilities located on ground floor – 597 parking spaces The property offers a high office fit out standard for the subject Frankfurt office market. Although it is mainly let to one tenant with several individual fit out specifications mainly on ground floor this property could easily be divided and re-let to third party users.	Freehold (Eigentum) The property is let to multiple tenants. The main tenants are however: Deutsche Bahn AG (expiring 31.12.2011, EUR 663,676 per month) Finansbank Holland N.V. (expiring 31.12.2006, EUR 26,388 per month)	€8,510,085	€5,656,853	€112,680,000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
Am Unisys-Park 1, 65843 Sulzbach	The property (built in 1972) comprises 2 basement parking levels, one ground level and nine upper floors of which the top floor is for technical usage only. The individual levels are terraced from 1st to 7th floor. Level 8 and 9 are cubical. On Ground floor the canteen is directly connected to a courtyard which serves an outdoor service area. All floors are accessible via three lifts, one goods lift and 3 staircases. The ground floor has been refurbished in 1999 and gives the impression of a representative entrance situation to the property which currently serves as the German Clariant HQ. Due to the location a dimension of the property it is regarded as a landmark building in Sulzbach. The fit out includes the following: – Floor to ceiling height of 2.75 m – Suspended ceilings with integrated lighting – Raised floors on ground floor – Air conditioning (not entire property) – Top Cooling in other office areas – Entrance fitted with video control – 3 lifts, 1 goods lift – Electrical outside lying sun blinds on ground floor only – Smoke Alarm – Canteen and courtyard on ground floor – 318 parking spaces	Freehold (Eigentum) The property is let to Clariant GmbH until 30.11.2008 for a partial area of 1,200 sqm and until 28.02.2009 for the remaining area. Rent amounts EUR 176,633 per month.	€2,125,663	€2,099,592	€28,160,000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
Abraham-Lincoln-Park, 65849 Wiesbaden	The subject property comprises 3 interconnected buildings situated at the Abrahm-Lincoln-Park. The property was completed in 2002 and is completely occupied by CSC, a leading IT consulting company. The design of the building gives it a very light and airy appearance. Additionally, the building benefits from an island site situation, and thus, the office space benefits from natural light from all four sides in additional to a central atrium. The building is constructed under a flat roof with extensive greenery. The main elevations are cladded mainly in glass, with the remaining areas cladded in grey powder-coated metal panels. The glass outer skin is double-glazed. In front of the open able windows are automatic motorised solar blinds. These rise, fall and tilt depending on the position of the sun, to reduce both glare and solar gain. They work in conjunction with the building's chilled beam air system to maintain a comfortable working environment throughout. The office entrance is situated in Part C. It comprises a single storey, fully glazed reception area with two wooden-finished reception desks. The reception area as well as the canteen has a natural stone floor, painted walls. In the ground floor is a fully glazed large-sized canteen which can be easily adjusted for any kind of events. The other floors are characterised by very light and open offices with flexible working places. In the basement floors of all three buildings are a total of 641 parking spaces with another 15 parking spaces being outdoors. Other major characteristics of the building are: – Floor to ceiling height of 2.89 m; in the ground floor 3.89 m – Raised floors/cable conduits – Flexible partition wall system – Conference rooms and canteen with air conditioning – Natural stone floor in the entrance hall – Security system	Freehold (Eigentum) The property is let to CSC Ploenzke AG until March 2017. Rent amounts to EUR 434,670 per month.	€5,216,035	€4,695,288	€91,890,000

DEFINITIONS

The following definitions apply throughout this Prospectus unless the context requires otherwise:

25% Threshold	Ownership by Benefit Plan Investors, in the aggregate, of 25% or more of the value of any class of capital or equity interest in the Company (calculated by excluding the value of any capital or other equity interest held by any Controlling Person)
ABS	Asset backed securities
Administration Agreement	The administration agreement between the Company and IAG dated 30 September 2005
Admission	The date upon which the Offer Shares are admitted to listing and trading on Eurolist by Euronext Amsterdam, as the context so requires
Articles or Articles of Association	The articles of association of the Company in force from time to time
Bastion Portfolio	The 13 properties the Company has acquired or agreed to acquire as referred to in the valuation report of CB Richard Ellis GmbH. contained in Part XV of this Prospectus
Belfry Portfolio	The 28 properties the Company has acquired or agreed to acquire as referred to in the valuation report of DTZ Debenham Tie Leung contained in Part XV of this Prospectus
Benefit Plan Investor	(i) an employee benefit plan subject to Part 4 of Title I of ERISA; (ii) a plan to which Section 4975 of the Code applies; or (iii) an entity whose underlying assets include plan assets by reason of a plan's investment in such entity
B Notes	The B Notes are as defined in Part II of this Prospectus "The Company and its Business — European Real Estate Related Loans"
Board of Directors or Directors or Board	The board of directors of the Company
Bridge Portfolio	The six properties the Company has acquired or agreed to acquire as referred to in the valuation report by CB Richard Ellis GmbH continued in Part XV of this Prospectus
CDO	A collateralised debt obligation which is a debt obligation issued in multiple classes secured by an underlying portfolio of investments
CDO I Portfolio Management Agreement	The management and advisory agreement between Eurocastle CDO I plc and the Manager dated 8 June 2004
CDO II Portfolio Management Agreement	The management and advisory agreement between Eurocastle CDO II plc and the Manager dated 5 May 2005
CDO III Portfolio Management Agreement	The management and advisory agreement between Eurocastle CDO III plc and the Manager dated 28 April 2005

CDO IV Portfolio Management Agreement	The management and advisory agreement between Eurocastle CDO IV plc and the Manager dated 14 July 2005
CMBS	Commercial mortgage backed securities, being interests in or obligations secured by a commercial mortgage loan or a pool of commercial mortgage loans
Code	The U.S. Internal Revenue Code of 1986, as amended
Company	Eurocastle Investment Limited
Controlling Person	Any person (other than a Benefit Plan Investor) that has discretionary authority or control with respect to the assets of the Company or that provides investment advice for a fee (direct or indirect) with respect to such assets, or any affiliate of such a person
CREST UK	The facilities and procedures for the time being of the relevant system of which CRESTCo has been approved as Operator pursuant to the Uncertificated Securities Regulations 2001
CRESTCo	CRESTCo Limited, the operator of the CREST UK system
Deutsche Bank	Deutsche Bank AG
Deutsche Bank Portfolio	The properties purchased on sale and leaseback by the Company from Deutsche Bank in December 2004 referred to in the valuation report of Cushman & Wakefield contained in Part XV of this Prospectus
Dresdner	Dresdner Bank AG
Dresdner Acquisition	The acquisition of all of the units in the Fund
Dresdner Portfolio	The portfolio of 303 commercial properties in Germany owned by the Fund
Duncannon	Duncannon CRE CDO I plc
ERISA	U.S. Employee Retirement Income Security Act of 1974, as amended
Euro or €	The currency of the member states of the European Union that have adopted the single currency in accordance with the Treaty establishing the European Community (signed in Rome on 25 March 1957) as amended by the Treaty on European Union (signed in Maastricht on 7 February 1992)
Eurocastle CDO I	The issue of notes by Eurocastle CDO I plc pursuant to a trust deed on 8 June 2004
Eurocastle CDO II	The issue of notes by Eurocastle CDO II plc pursuant to a trust deed on 5 May 2005
Eurocastle CDO III	The issue of notes by Eurocastle CDO III plc pursuant to a trust deed on 28 April 2005

Eurocastle CDO IV	The issue of notes by Eurocastle CDO IV plc pursuant to a trust deed on 14 July 2005
Eurocastle Funding	Eurocastle Funding Limited
Euroclear Nederland	*Nederland Centraal Instituut voov Giraal Effectenverkeer B.V.*
Eurolist by Euronext Amsterdam	Euronext Amsterdam N.V.'s Eurolist by Euronext
Euronext Amsterdam	Euronext Amsterdam N.V.
Exchange Act	U.S. Securities Exchange Act of 1934, as amended
Financial Services Authority	The Financial Services Authority acting in its capacity as the competent listing authority for the purposes of Part VI of the Financial Services and Markets Act 2000, as amended
FIP	Fondo Pubblici Immobili, an Italian real estate investment fund
FIP Units	The Class A Units in FIP
Fitch	Fitch Ratings Ltd.
Fortress Funds	Fortress Investment Fund III L.P., Fortress Investment Fund III (Fund B) L.P., Fortress Investment Fund III (Fund C) L.P., Fortress Investment Fund III (Fund D) L.P., Fortress Investment Fund III (Fund E) L.P., Fortress Investment Fund III (Coinvestment Fund A) L.P., Fortress Investment Fund III (Coinvestment Fund B) L.P., Fortress Investment Fund III (Coinvestment Fund C) L.P. and Fortress Investment Fund III (Coinvestment Fund D) L.P.
Fund	DresdnerGrund-Fonds, a German public open ended real estate fund
Funding Management Agreement	The management agreement between the Company, the Manager and Eurocastle Funding dated 23 June 2004
Funds from Operations or FFO	Funds from operations represent net income (computed in accordance with International Financial Reporting Standards), plus depreciation and amortisation on real estate property (and excluding accumulated depreciation and amortisation from the computation of gain or loss on sold real estate property) exclusive of changes in the fair value of real estate property net of attributable deferred taxation and mark to market fluctuations in real estate fund units, after adjustments for unconsolidated partnerships and joint ventures (calculated to reflect FFO on the same basis)
Goldman Sachs	Goldman Sachs International
Group	The Company and its SPVs and subsidiaries from time to time
Guernsey	Island of Guernsey
IAG	International Administration (Guernsey) Limited
Investment Advisers Act	U.S. Investment Advisers Act of 1940, as amended

Investment Company Act	U.S. Investment Company Act of 1940, as amended
Investments falling within the Company's investment objectives	Investments which meet the investment objectives and guidelines set out in this Prospectus
Joint Bookrunners	Deutsche Bank, Goldman Sachs, Lehman Brothers and Morgan Stanley
Lehman Brothers	Lehman Brothers International (Europe)
Listing Agents	Deutsche Bank, Goldman Sachs, Lehman Brothers and Morgan Stanley
Listing Rules	The Listing Rules made by the Financial Services Authority under Section 73A of the Financial Services and Markets Act 2000
London Stock Exchange	London Stock Exchange plc
Management Agreement	The amended and restated management and advisory agreement dated 23 June 2004 between the Company and the Manager
Manager	Fortress Investment Group LLC, a limited liability company incorporated in Delaware (with registered number 2854297) under the Delaware Limited Liability Company Act
Memorandum	The memorandum of association of the Company in force from time to time
Moody's	Moody's Investor Services
Morgan Stanley	Morgan Stanley & Co. International Limited
Offer Shares	The Shares to be issued and offered pursuant to the Offer, including, where the context so requires, the Over-allotment Shares
Offer	The global offer of Offer Shares on the terms and subject to the conditions described in this Prospectus
Offer Price	The price at which each Offer Share is to be issued in connection with the Offer
Over-allotment Option	The over-allotment option set out in the Underwriting Agreement and described in Part VI of this Prospectus
Over-allotment Shares	The Shares that are the subject of the Over-allotment Option
Options	Options granted over Shares of the Company
Paying Agent	ABN AMRO Bank N.V.
PFIC	Passive foreign investment company
Plan	Eurocastle Non-Qualified Share Option Plan
Prospectus	This prospectus dated 1 December 2006

Prospectus Directive	Directive 2003/71 of the European Parliament and of the Council of 4 November 2003 in the prospectus to be published when securities are offered to the public or admitted to trading
Prospectus Rules	The Prospectus Rules made by the Financial Services Authority under section 73A of the Financial Services and Markets Act 2000
Retail Asset	A real estate asset primarily let to a tenant operating a commercial retail business. Businesses such as discount stores, supermarkets, DIY and power centres are examples of retail businesses.
Retail Portfolio	The Bastion, Belfry, Truss and Turret Portfolios
Registrar	Anson Registrars Limited
Registrar Agreement	Registrar Agreement between the Company and Anson Registrars Limited dated 20 November 2004
RMBS	Residential mortgage backed securities, being interests in or obligations secured by a pool of residential mortgage loans
S&P	Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies
Securities Act	U.S. Securities Act of 1933, as amended
Settlement Date	6 December 2006
Shareholders	Holders of Shares
Shares	Shares of no par value in the capital of the Company
Special Purpose Vehicles or SPVs	Special purpose vehicles established by the Company to hold investments and/or issue debt securities in the form of CDOs
Truss Portfolio	The 41 properties the Company has as referred to in the valuation report by CB Richard Ellis GmbH contained in Part XV of this Prospectus
Turret Portfolios	The 49 properties the Company has acquired or agreed to acquire as referred to in the valuation report by CB Richard Ellis GmbH continued in part XV of this Prospectus
Trustee	ABN AMRO Bank N.V. London Branch
UK Transfer Agent	Anson Administration (UK) Limited
UK Transfer Agent Agreement	UK transfer agent agreement between the Company, Anson Administration (UK) Limited and Anson Registrars Limited dated 20 November 2006
United States or U.S.	United States of America, its territories and possessions, any State of the United States, and the District of Columbia
Underwriters	Deutsche Bank, Goldman Sachs, Lehman Brothers and Morgan Stanley

Underwriting Agreement	The underwriting agreement between the Company, the Manager, the Listing Agents, and the Underwriters dated 1 December 2006
U.S. Person	U.S. Person within the meaning of Regulation S under the Securities Act
VAT	United Kingdom value added tax

DIRECTORS OF THE COMPANY
Wesley R. Edens
Keith Dorrian
Paolo Giorgio Bassi
Randal A. Nardone
Udo Scheffel
Simon Thornton
(whose address is the registered office of the Company)

REGISTERED OFFICE OF THE COMPANY
Regency Court
Glategny Esplanade
St Peter Port
Guernsey
GY1 1WW
Telephone: +44 1481 723450

MANAGER
Fortress Investment Group LLC
1345 Avenue of the Americas
46th Floor
New York, NY 10105
(a limited liability company formed in Delaware with number 2854297)

REGISTRAR
Anson Registrars Limited
Anson House
Havilland Street
St Peter Port
Guernsey GY1 2QE

PAYING AGENT
ABN AMRO Bank N.V.
Gustav Mahlerlaan 10,
1082 PP Amsterdam
The Netherlands

ADMINISTRATOR AND SECRETARY OF THE COMPANY
International Administration (Guernsey) Limited
Regency Court
Glategny Esplanade
St Peter Port
Guernsey
GY1 1WW
Telephone: +44 1481 723450

AUDITORS
Ernst & Young LLP
1 More London Place
London SE1 2AF

PRINCIPAL BANKERS
Barclays Private Clients International Limited
Le Marchant House
Le Truchot
St Peter Port
Guernsey GY1 3BE

UNITED KINGDOM TRANSFER AGENT
Anson Registrars Limited
PO Box 405
Anson House
Havilland Street
St Peter Port
Guernsey GY1 3GF

ENGLISH AND DUTCH LEGAL ADVISERS TO COMPANY
Linklaters
One Silk Street
London EC2Y 8HQ

WTC Amsterdam
Zuidplein 180
1077 XV Amsterdam

U.S. LEGAL ADVISERS TO COMPANY
Thacher Proffitt & Wood LLP
Two World Financial Center
New York, NY 10281

GUERNSEY LEGAL ADVISERS TO COMPANY
Carey Olsen
PO Box 98
7 New Street
St Peter Port
Guernsey GY1 4BZ

ENGLISH, DUTCH AND U.S. LEGAL ADVISERS TO LISTING AGENTS AND UNDERWRITERS
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Apollolaan 151
1077 AR Amsterdam

JOINT LEAD MANAGERS, JOINT BOOKRUNNERS AND LISTING AGENTS

Deutsche Bank AG
Winchester House
1 Great Winchester Street
London EC2N 2DB

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

Lehman Brothers International (Europe)
25 Bank Street
London E14 5LE

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

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